Form 10-K, Exhibit 13
period 1993-12-31
SOUTH JERSEY INDUSTRIES INC
filed 1994-03-28
CIK 91928

Table of Contents
        1       Financial Highlights
        1       Dividend Reinvestment and Stock Purchase Plan
        2       Report to Shareholders
        4       Company Profiles
        6       Issues Management
        10      Consolidated Financial Statements and Schedule
        19      Management's Discussion
        22      Quarterly Financial Data
        23      Comparative Operating Statistics
        24      SJI Directors
        24      SJI Officers

South Jersey Industries, Inc.

South Jersey Gas Company

South Jersey Energy Company

Energy & Minerals, Inc.
        -  The Morie Company, Inc.

R & T Group, Inc.
        -  R and T Castellini Company, Inc.
        -  Cape Atlantic Crane Company, Inc.
        -  S. W. Downer, Jr. Company, Inc.
        -  Onshore Construction Company, Inc.
        -  R & T Castellini Construction Company, Inc.



                             Cover
                                                     EXHIBIT 13
                 SOUTH JERSEY INDUSTRIES, INC.

MAP  - Outline of USA with operational territories of South Jersey
       Industries, Inc. superimposed thereon.


ANNUAL REPORT

1993



    1993 HIGHLIGHTS
    Five-Year Summary of Selected Financial Data                           South Jersey Industries, Inc. and Subsidiaries
    (In Thousands Where Applicable)                                                    Year Ended December 31,
                                                                     ---------------------------------------------------------
                                                                        1993        1992        1991        1990        1989
                                                                     ---------   ---------   ---------   ---------   ---------
    Operating Results:
      Operating Revenues                                             $333,941    $316,666    $278,921    $260,027    $258,647
                                                                     =========   =========   =========   =========   =========

      Operating Income                                               $ 30,746    $ 31,170    $ 27,215    $ 26,763    $ 26,157
                                                                     =========   =========   =========   =========   =========
      Income before Cumulative Effect
        of a Change in Accounting Principle                          $ 14,971    $ 15,127    $ 11,702    $ 11,622    $ 13,633
                                                                     =========   =========   =========   =========   =========

      Net Income Applicable to Common Stock (1)                      $ 15,353    $ 15,127    $ 11,702    $ 11,622    $ 13,633
                                                                     =========   =========   =========   =========   =========

    Total Assets                                                     $531,778    $471,274    $446,424    $421,544    $400,963
                                                                     =========   =========   =========   =========   =========
    Capitalization:
      Long-Term Obligations and
       Redeemable Preferred Stock                                    $146,889    $121,537    $109,429    $114,576    $ 70,247
      Common Equity                                                   140,526     132,053     125,006     122,603     114,380
                                                                     ---------   ---------   ---------   ---------   ---------
        Total Capitalization                                         $287,415    $253,590    $234,435    $237,179    $184,627
                                                                     =========   =========   =========   =========   =========
    Ratio of Income from Operations to Fixed
     Charges (Before Federal Income Taxes)                               2.43        2.41        2.13        2.13        2.55
                                                                     =========   =========   =========   =========   =========
    Earnings Applicable to Common Stock
    (Based on Average Shares) (2):
      Before Cumulative Effect of a Change in Accounting Principle   $   1.55    $   1.61    $   1.28    $   1.33    $   1.61
      Cumulative Effect of a Change in Accounting Principle              0.04           -           -           -           -
                                                                     ---------   ---------   ---------   ---------   ---------
        Earnings per Common Share                                    $   1.59    $   1.61    $   1.28    $   1.33    $   1.61
                                                                     =========   =========   =========   =========   =========

    Return on Average Common Equity                                    11.27%      11.77%       9.45%       9.81%      12.04%
                                                                     =========   =========   =========   =========   =========
    Share Data (2):
      Number of Shareholders                                             13.1        12.5        11.6        11.7        11.5
      Average Common Shares                                             9,680       9,394       9,159       8,742       8,478
      Common Shares Outstanding at Year End                             9,805       9,498       9,239       9,029       8,480
      Dividend Reinvestment and Stock Purchase Plan:
        Number of Shareholders                                            5.7         5.0         4.0         3.7         3.5
        Number of Participating Shares                                  2,716       2,483       2,190       2,114       1,947
      Book Value at Year End                                         $  14.33    $  13.90    $  13.53    $  13.58    $  13.49
      Cash Dividends Declared                                        $  1.433    $  1.412    $  1.412    $  1.402    $  1.358
      Market Price at Year End                                         23 3/4          23      19 7/8      18 5/8      20 3/4
      Dividend Payout:
        Gross                                                           89.2%       87.1%      109.9%      103.1%       83.5%
        Net (3)                                                         64.6%       63.4%       82.8%       89.8%       82.7%
      Market Price to Book Value                                       165.7%      165.5%      146.9%      137.2%      153.8%
      Price Earnings Ratio                                              14.94       14.29       15.53       14.00       12.89

    Certain reclassifications have been made of previously reported amounts to conform with classifications used in the current year.







    (1) Included is the Cumulative Effect of a Change in Accounting Principle for Income Taxes.

    (2) Per share data has been restated to reflect the 2 percent Stock Dividend declared on January 22, 1993.

    (3) Net Dividend Payout Ratio determined using dividends paid less dividends reinvested through the Company's Dividend Reinvestment and Stock Purchase Plan.


      DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
        SJI's Dividend Reinvestment and Stock Purchase Plan provides record shareholders of the Company's common stock with a way to increase their investment in the Company without payment of any brokerage commission or service charge.
        Shareholders who participate in the Plan may purchase shares of common stock by the automatic reinvestment of dividends.  Optional purchases are permitted each quarter up to a maximum of $6,000 as prescribed in the
        Plan.  Participants receive a 3 percent discount from the average market price calculated as prescribed in the Plan.
        The offer and sale of shares under the Plan will be made only through a Prospectus, which may be obtained by contacting the Shareholder Records Department, Number One South Jersey Plaza, Route 54, Folsom, NJ 08037-9917,
        (609) 561-9000.

                                 - 1 -







To Our Shareholders


Financial Results

It is my pleasure to report that South Jersey Industries, Inc.'s consolidated net income reached $15.4 million in 1993, which represents a modest increase over the previous record $15.1 million achieved in 1992. Earnings per average share of common stock were $1.59 in 1993 compared with $1.61 in 1992, based on
9.7 million and 9.4 million average shares outstanding, respectively. The consolidated results include a positive impact of $382,000 from the adoption of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes."

The improvement in SJI's consolidated net income during 1993 reflects South Jersey Gas Company's net income which reached an all-time high of $16.7 million marking nearly an 8 percent increase over last year's record $15.4 million. New customer additions, colder weather, the positive impact of FASB 109 and a new rate structure, implemented in 1992, contributed to Gas Company's outstanding results.

SJI's nonutility companies experienced lower net income during 1993. The lower earnings resulted from lower margins and a negative impact from the FASB 109 accounting change. The Morie Company, Inc. experienced significant improvement in commercial s and sales in New Jersey. This had a positive effect on Morie's income which was higher in 1993 compared with 1992 before the accounting change. A highly competitive bidding environment, due to slow economic conditions in the construction sector, continued to impact R & T Group, Inc. resulting in losses in both 1993 and 1992. South Jersey Energy Company reported net income in 1993 which surpassed 1992's results by 19 percent. Increased margins from natural gas sales and the addition of 18 new customers contributed to Energy Company's greater earnings.

INSERT - BAR CHARTS

SOUTH JERSEY INDUSTRIES, INC.

                              1989      1990      1991      1992      1993
CONSOLIDATED NET INCOME
 APPLICABLE TO COMMON
 SHAREHOLDERS ($ MILLIONS)    13.63     11.62     11.70     15.13     15.35


SOUTH JERSEY INDUSTRIES, INC.

                              1989      1990      1991      1992      1993
EARNINGS PER SHARE
 APPLICABLE TO COMMON
 SHAREHOLDERS AND
 DIVIDENDS DECLARED
 (DOLLARS)                    1.358     1.402     1.412     1.412     1.433

DIVIDENDS PER SHARE

EARNINGS PER SHARE            1.61      1.33      1.28      1.61      1.59


Looking Ahead

While our consolidated net income for the last two years has been favorable, we recognize that the business environment is changing and SJI must change with it to remain profitable and competitive. Through the strategic planning process of SJI and each of its subsidiaries, we have taken a proactive, rather than a reactive, approach to change. This dynamic process fosters an atmosphere of creativity and flexibility within each of our companies, enabling us to anticipate change and modify our businesses to compete well into the next

                                      - 2 -

century. These modifications include making capital improvements, designing new marketing strategies, streamlining the workforce, implementing technological advances, and revising operating procedures and organizational structures.

SJI has evolved into a company with diverse, yet complementary, investments in natural gas distribution and acquisition services, sand mining and processing, utility and general construction and environmental cleanup and remediation. A synergy exists among our subsidiaries which plays an important role in SJI's growth and development. Our companies work together to identify business opportunities through the strategic planning and issues management processes. For example, the recent deregulation of the natural gas industry is creating opportunities for all of SJI's businesses. As we examine these opportunities, we are adapting our businesses so that each of our companies will participate in, and benefit from, the new gas industry environment.

The changing energy regulatory environment has impacted the manner in which the financial community rates utility companies for bond issues. As part of a $26.6 million base rate case filing in January 1994, Gas Company asked the New Jersey Board of Regulatory Commissioners to make a policy decision concerning important financial matters, prior to the litigation of the rate case. The purpose of our request is to provide the BRC with an opportunity to clearly state its position on our company's need to meet independent rating agency criteria, which will enable us to secure optimal interest rates on our First Mortgage Bonds. In so doing, the time and cost associated with the prosecution of the case will be minimized. In light of changes in the marketplace, resulting in increased competition, Gas Company faces more uncertainties and greater risks and should receive consideration for its positive and successful approach to change. A successful ruling in this matter will enable Gas Company to secure capital at the lowest possible cost, provide improved returns to shareholders and maintain appropriate interest coverages.

Economic conditions continue to create greater competition for each of our nonutility businesses. This has provided a stimulus for expanding the services we deliver and the geographic areas in which we market our products and services. R & T Group is taking several steps to increase its competitiveness in the marketplace. We have expanded our area of operations into additional Middle Atlantic States and the Southeast to include North Carolina, Virginia and Florida. Within the next three years, w e plan to extend our operations into Maryland, West Virginia, Georgia, Tennessee, Alabama and other states with strong growth prospects.

To address our growth in the Middle Atlantic and Southeast regions, we formed a new subsidiary, R & T Castellini Construction Company, Inc. Morie also has participated in expansion activities by adding to its line of golf course products and increasing its market share of golf course customers in the northeastern states.


INSERT:  Photograph of William F. Ryan, President


Taking advantage of the new gas industry environment, Energy Company plans to expand its area of operations outside of southern New Jersey into northern New Jersey, Pennsylvania, Delaware and Maryland.

In 1994, a valued member of SJI's board of directors, Frederick A. Westphal, will retire as a director. Mr. Westphal served as a director of our company for eight years. We thank him for his contribution to our company's growth and success and wish him a happy, healthy retirement. In looking ahead to the next decade and the challenges we will face, our subsidiaries will work together to enhance shareholder value. Through the dedication of our employees and the support of our shareholders, SJI will build upon its success and continue to maintain its competitive edge.





William F. Ryan
President
February 16, 1994

                                      - 3 -
Company Profiles

INSERT:  BAR CHART -

South Jersey Gas Company
                               1989      1990      1991      1992      1993
Number of Customers at
 Year End (thousands)        210,700   217,600   223,400   229,200   235,100

South Jersey Industries, Inc.
Description: A diversified holding company with investments in natural gas distribution, natural resources development, utility construction, general contracting and environmental cleanup and remediation.
Mission: To manage investments which provide shareholders with growth in current income, complemented with long-term capital appreciation; to diversify, through acquisition, into similar or related businesses and through internal development of core businesses.
Subsidiaries: South Jersey Gas Company, South Jersey Energy Company, Energy & Minerals, Inc., R & T Group, Inc.
Headquarters: Folsom, N.J.
Market Area: SJI's subsidiaries operate along the Eastern Seaboard primarily in the Middle Atlantic States.


South Jersey Gas Company
Description: Natural gas distribution company; SJI's principal subsidiary
Mission: To provide a fair return to investors; to promote the use of natural gas as a clean, efficient and economical energy choice; to respond to the needs of the region with innovative programs and services; to exceed mandated requirements in providing safe, adequate and proper service at economical rates; to aggressively pursue additional customers in the service area
Headquarters: Folsom, N.J.
Other Locations: Glassboro, Pleasantville, Millville, Swainton, Waterford, McKee City, Northfield, Ocean City
Service Area: 2,500 square miles within the seven southern counties of New
Jersey
Customer Profile: 93 percent residential and 7 percent commercial and industrial as of December 31, 1993
Electric Generation Customer: One customer with sales and transportation of about 3 bcf in 1993
Cogeneration Customers: Eight facilities served in 1993; combined sales and transportation service to all cogeneration customers in 1993 totaled about 9 bcf; one additional facility scheduled for service in 1994
Customer Growth: 7,600 new customers added in 1993; a total of 235,000 customers as of December 31, 1993
Customer Conversions: 2,126 in 1993 compared with 2,178 in 1992
Natural Gas Heat: Over 90 percent of new homes heat with natural gas in Gas Company's service area
Marketing Opportunities: Commercial and residential growth in Gloucester, Camden, Burlington and Atlantic Counties; conversions from oil and electric throughout the service area; targeted opportunities related to Atlantic City's gaming industry


South Jersey Energy Company
Description: Provides services for the acquisition and transportation of natural gas
Mission: To provide enhanced earnings capability and reduced economic risk through a diversified service; to assist industrial and commercial businesses in acquiring and transporting their own natural gas supplies, as well as supplying administrative expertise to manage those purchases
Headquarters: Folsom, N.J.
Market Area: New Jersey and surrounding states
Customer Profile: A broad range of end users from small commercial accounts to large-volume industrials, as well as cogeneration and electric generation companies
Gas Volumes: 10 bcf sold to customers during 1993
Marketing Opportunities: Expansion into new geographic areas outside of southern New Jersey with an emphasis on the aggregation of gas supplies for commercial customers


Energy & Minerals, Inc.
Description: Manages the natural resources development operations of The Morie Company, Inc., which mines and processes commercial and industrial sand and gravel
Mission: To provide enhanced earnings capability and reduced economic risk through product diversity; to provide quality products and services at competitive prices in an environmentally responsible manner
Headquarters: EMI - Folsom, N.J.; Morie - Millville, N.J.
Morie's Other Locations: Cedar Lake, N.J.; Vineland, N.J.; Port Elizabeth, N.J.; Mauricetown, N.J.; Tuckahoe, N.J.; Camden, Tenn.; Tuscaloosa, Ala.; Junction City, Ga.
Morie's Market Area: Eastern United States and Canada

                                      - 4 -

INSERT:  Photograph - Construction Worker --

         Title -- Each of SJI's subsidiaries will benefit from an improving construction industry.

Morie's Products: Sand and gravel for industrial, commercial, consumer, recreational and filtration uses
Morie's Customer Profile: Glass and automobile manufacturers, foundries, sandblasting operations, hardware and other retail stores, landscaping businesses, building supply houses, race tracks, baseball fields, tennis courts, golf courses, landfills and municipalities
Morie's Marketing Opportunities: Expansion into new geographic areas through aggressive marketing of recreational products


R & T Group, Inc.
Description: Manages the operations of five companies involved in utility construction, general contracting and environmental services
Mission: To provide enhanced earnings capability and reduced economic risk through diversified services; to provide quality services at competitive prices in an environmentally responsible manner Subsidiaries: R and T Castellini Company, Inc.; Cape Atlantic Crane Company, Inc.; S. W. Downer, Jr. Company, Inc.; Onshore Construction Company, Inc.; R & T Castellini Construction Company, Inc.
Headquarters: Folsom, N.J.
Other Locations: Glassboro, N.J.; Pitman, N.J.; Vineland, N.J.; Manassas, Va.; Raleigh-Durham, N.C.; Orlando, Fla.
Market Area: Middle Atlantic and Southeastern states
Services Provided: Utility Construction - natural gas, telephone, electric, water and sewer systems; General Contracting - site preparation and development, crane work, demolition and disposal, dam and bridge construction and construction of sewerage treatment plants and pump stations; Environmental Services - site evaluation, underground tank removal and contaminated soil removal, transport and disposal
Customer Profile: Utilities, builders and developers, utility authorities, municipal public works departments, the New Jersey Department of Environmental Protection and Energy, the U.S. Army, the New Jersey Federal Bankruptcy Court and municipal emergency response teams
Marketing Opportunities: Expansion into new geographic areas particularly in the environmental remediation and utility construction segments of the business


Statement at end of section:
    SJI has evolved into a company with diverse, yet complementary, investments in natural gas distribution and acquisition services, sand mining and processing, utility and general construction and environmental cleanup and remediation.


                                      - 5 -
ISSUES MANAGEMENT

Issues management is playing a greater role in SJI's strategic planning process. Identifying issues that impact our subsidiaries helps us understand, anticipate and manage change in the marketplace. As shareholders, you will have questions about how these issues and changes are affecting our companies. In the following pages, we will examine how SJI's subsidiaries are growing by embracing the challenges and opportunities presented by a more competitive environment.


Synergy of SJI's Subsidiaries
Q. What relationships exist among SJI's subsidiary companies? And, how might those relationships change or evolve over the next five years?

A. Each of SJI's subsidiaries is distinct. Yet, they complement each other in ways that allow them to work together to benefit our shareholders. South Jersey Gas Company, South Jersey Energy Company, The Morie Company, Inc. and R & T Group, Inc. have traditionally concentrated their business activities within the same geographic area, southern New Jersey. And, energy consumption is the common thread that links each of these companies. For example, Gas Company and Energy Company provide natural gas services to energy consumers. R & T Group participates in the utility and general contracting and construction business, while Morie produces sand and gravel products used by the construction industry. Coming full circle, their involvement in construction activities helps to create new energy consumers for both Gas Company and Energy Company.

        Deregulation of the natural gas industry will provide opportunities for Gas Company and Energy Company to sell natural gas outside of their service area. With access to a network of pipeline systems, traveling from the southeast, both companies will benefit from the business relationships developed by Morie and R & T Group in the South. Additionally, Morie's experience in the southeastern states will benefit R & T Group as it extends its operations into the South.

        Therefore, the relationships that now exist among our companies will continue to mature over the next five years as we expand our geographic areas of operation. Our companies are working together to develop an informational network to enhance this expansion. As the natural gas industry evolves and competition increases, the growth potential for each of our subsidiaries will be enhanced through this synergistic alliance.

INSERT: Photograph - Four men sitting roundtable style
        Title: A special SJI task force was formed to assess the impact and evaluate the opportunities created by changes in the natural gas industry.

The Environment
Q.      How are SJI's subsidiaries protecting and improving our environment?

A. The preservation of our environment has become one of the nation's most pressing issues. All of SJI's subsidiaries are environmentally conscious and have the potential to play an even greater role in keeping our air, land and water safe and clean for future generations.

        Through issues management, Gas Company and Energy Company have identified potential opportunities presented by the National Energy Policy Act, the Clean Air Act Amendments and the New Jersey Energy Masterplan. For example, the Clean Air Act Amendments will provide prospects for incremental natural gas sales through the requirement to eliminate millions of tons of sulphur dioxide and nitrogen oxide emissions produced by the generation of electricity. Industries using coal or oil in their facilities will be required to lower emissions as well. Switching to natural gas, a cleaner energy source, is a viable alternative to the cost of installing pollution-control measures.

        The mandates of the Energy Policy Act and the Clean Air Act call for alternative fuels for fleet vehicles starting in 1996 and 1998, respectively. Gas Company provides natural gas service to two customers already using natural gas vehicles. Natural gas will be the clear choice as a pollution-control measure and Gas Company is prepared to expand its service to this market.

        A growing understanding of the environment has contributed to changes in state and federal laws. New Jersey has adopted strict regulations governing the installation, maintenance and monitoring of underground storage tanks. These regulations will contribute to the current trend of conversion from oil to natural gas, providing growth opportunities for Gas Company.

        During 1993, Gas Company continued its active efforts at remediating former coal gas manufacturing sites within our service area, consistent with our concern for the environment. We have already reclaimed one and are conducting environmental investigations at several others. Our rate structure now allows us to recover the cleanup costs from ratepayers. To lessen the impact on our customers, Gas Company is pursuing litigation to recover these costs from insurers.

        To address the growing need for environmental services, R & T Group has expanded over the last several years. We are pursuing opportunities created by these regulations to help affected businesses. Also, New Jersey's Industrial Site Remediation Act, formerly the Environmental Cleanup and Remediation Act, streamlined the process of remediating contaminated industrial property. This action will spur the reuse of many abandoned and contaminated properties in New Jersey providing additional opportunities for R & T Group in the areas of site evaluations; services for all forms of remediation; and the removal, transport and disposal of contaminated soil.

INSERT: Photograph - two people in environmental protective clothing.
        Title: SJI's business are committed to preserving the environmental integrity of our air, land and water.

        Morie and the sand mining industry continue to work toward a balance between mining and protecting the environment. Our efforts to preserve the environment involve interaction with the New Jersey Pinelands Commission, the National Park Service and other agencies connected with the federal Wild and Scenic River Program. Morie is a member of the Wildlife Habitat Enhancement Council and works with its planners and biologists to structure the reclamation of our former mining sites considering the needs of the areas' wildlife.


Expanding Competition
Q. How has increased competition impacted SJI's subsidiaries and what actions are being taken to overcome the competition?

A. Increased competition has impacted the way our companies market their services and products. To meet this challenge, we continually analyze the needs of consumers and have created new products and services to fill those needs. Also, we have expanded our areas of operation so we may continue to add to our customer base.

        Gas Company continues to encounter greater competition from oil dealers and the electric industry. Even with this competition, we added 7,600 new customers in 1993. Over 90 percent of all new homes in Gas Company's service area are using natural gas for heating.

INSERT: Photograph -   Scene of Transmission Pipeline
        Title: Deregulation of the natural gas industry has resulted in a more open and accessible pipeline system for buyers and sellers of natural gas.

        Conversion of alternate fuel users, who live on or near the company's distribution mains, offers the greatest potential for increased revenues at minimum cost. During 1993, 2,126 consumers converted to natural gas compared with 2,178 conversions in 1992. We accomplished this through our marketing efforts, which included a multi-media advertising campaign featuring testimonials from customers, contractors and developers. Also, programs that encouraged contractors to recommend natural gas to their customers added to our success in the conversion market.

        Within the next five years, technological advances in both heating and cooling will give Gas Company the opportunity to increase its market share in the residential and small commercial market. Commercial distribution of the new natural gas heat pump , which heats and cools, began during the first quarter of 1994. Gas Company is subsidizing the cost of several units during the introduction of this product into the marketplace. And, over the next three years, we will support nearly 400 of these units. We are currently working with builders and contractors to enlist their assistance in promoting the natural gas heat pump.

        R & T Group opened a new office in Florida and created a new subsidiary to facilitate the expansion of our market area along the eastern seaboard from New Jersey to Florida. We also augmented our employee training to obtain additional certifications in environmental remediation. Our goal is to develop our employees to improve the quality and efficiency of their work. Also, we regularly receive feedback from the bidding process to help us fine-tune our bids.

        The quality of Morie's products and service sets our company apart from our competition. To ensure our competitive edge, we expanded our golf course product market further into the northeastern United States. Also, we added several new product lines to our trap sand and greens construction mix. We will host our second annual symposium for the golf industry during 1994. Additionally, we plan to extend our sand and gravel reserves in New Jersey and have reduced costs in our major plant locations by using off-peak energy and acquiring less expensive energy supplies.


Q. What impact will the deregulation of the natural gas industry (FERC Orders 636 and 547) have on Gas Company and SJI's other subsidiaries?

A. The Federal Energy Regulatory Commission has acted to deregulate the natural gas industry to increase competition. Most recently, the FERC issued Order 636 to continue the evolution toward a more open and accessible pipeline system for buyers and sellers of natural gas. Pipeline companies will now sell each of their services separately that were historically "bundled" together. Another element of this deregulation allows companies that have excess pipeline transportation or storage capacity to market this capacity through electronic bulletin boards and other means.

        In November 1993, SJI formed an internal task force to address these changes to assure that each of our subsidiaries participates fully in the new gas industry environment. The task force is reviewing operating requirements of pipeline companies, natural gas distribution companies, natural gas futures of the New York Mercantile Exchange and other service companies to identify appropriate marketing opportunities. This comprehensive review will generate recommended action plans to position our companies prominently among the competition.

        Deregulation will create additional opportunities for Energy Company. Many companies will be unprepared for the responsibilities associated with purchasing, arranging transportation and storing their own gas supplies. Therefore, Energy Company's expertise will be a valuable resource for those businesses.

        The effects of the new gas industry environment will have only a minimal impact on Gas Company since we have operated under the "unbundled" concept for about three years. We have structured our tariffs to allow our large-volume customers, who are able to use the unbundled system, to benefit from the new gas industry environment, while maintaining
        Gas Company's margins.

        Gas Company must have guaranteed contracts for long-term gas supplies to meet the demands of our service area and, in particular, to serve our core residential, commercial and small industrial customers, who are unable to purchase their own gas supplies. Therefore, we entered into long-term gas supply agreements to replace our former pipeline contract demand services. During 1993, the addition of four new contracts provided Gas Company with a total of nine long-term gas supply agreements with major suppliers. Additionally, we entered into a letter of intent with Texas Eastern Transmission Corporation which will enable Texas Eastern to extend its pipeline facilities into southern New Jersey providing us with direct access to our third major pipeline.

        The implementation of Order 547, which allows gas sales by companies other than pipelines on the interstate systems, will afford us new prospects for selling additional volumes of natural gas. As a result, both Gas Company and Energy Company will increase their potential profitability through increased sales from the offering of enhanced services or decreased expenses.


Financial Relations
Q. How has the revised outlook of the financial analysts and independent rating agencies affected SJI and Gas Company and what steps are we taking in response?
A. The financial analyst and rating agency community recognizes that the business environment in which utilities operate is undergoing considerable change. With added competition, companies such as Gas Company are facing more business uncertainties and greater market risks. In response to the changing utility industry, rating agencies created a new framework for rating utility companies, which considers the escalating competitive pressures. When reviewing SJI's performance, financial analysts generally use other utilities for comparison purposes because of the major role played by Gas Company in that performance. SJI, however, strives to communicate the contributions made by our nonutility subsidiaries to analysts, so they may differentiate SJI from its traditional peers.

        As part of the rate case filing made in January 1994, Gas Company requested that the New Jersey Board of Regulatory Commissioners take a unique approach to resolving issues directly related to financial evaluation, rather than send the case to the Office of Administrative Law for litigation. As part of our rate case filing, we asked the BRC to allow Gas Company to meet the criteria established by independent rating agencies to attain the highest possible rating for our First Mortgage Bonds. We have also initiated a communications program with the financial community to raise awareness of the actions already taken by Gas Company to reduce the higher risks encountered by comparable natural gas distribution companies. One example is Gas Company's proactive approach to FERC Order 636, as discussed earlier. The way in which we are addressing the challenges created by the FERC's actions demonstrates a leading position among our peers in the natural gas industry.

        The issues that we have focused on in this report are providing many positive opportunities for SJI. We will continue to build on our successes by developing the complementary relationships that exist among our companies, ensuring a leadership position in each of our lines of business.

    Statements of Consolidated Income                                            South Jersey Industries, Inc. and Subsidiaries
    (In Thousands Except for Per Share Data)                                                 Year Ended December 31,
                                                                                       ---------------------------------
                                                                                          1993        1992        1991
                                                                                       ---------   ---------   ---------
    Operating Revenues:
       Utility (Note 1)                                                                $268,541    $255,041    $220,070
       Nonutility                                                                        65,400      61,625      58,851
                                                                                       ---------   ---------   ---------
          Total Operating Revenues                                                      333,941     316,666     278,921
                                                                                       ---------   ---------   ---------
    Operating Expenses:
       Gas Purchased for Resale                                                         145,786     137,492     115,528
       Operation and Maintenance - Utility                                               39,977      35,572      32,928
                                   Nonutility                                            59,603      55,395      51,974
       Depreciation and Depletion (Note 1)                                               15,379      14,526      13,665
       Federal Income Taxes (Notes 1 & 4)                                                 7,055       7,092       5,449
       State Gross Receipts & Franchise Taxes and Other Taxes (Note 1)                   35,395      35,419      32,162
                                                                                       ---------   ---------   ---------
          Total Operating Expenses                                                      303,195     285,496     251,706
                                                                                       ---------   ---------   ---------
    Operating Income                                                                     30,746      31,170      27,215
                                                                                       ---------   ---------   ---------
    Interest Charges:
       Long-Term Debt                                                                    12,400      11,480      10,914
       Short-Term Debt                                                                    2,603       2,307       3,086
       Other                                                                                585       2,064       1,310
                                                                                       ---------   ---------   ---------
          Total Interest Charges                                                         15,588      15,851      15,310
                                                                                       ---------   ---------   ---------

    Income Before Preferred Stock Dividend                                               15,158      15,319      11,905
    Preferred Stock Dividend Requirements of Subsidiary                                     187         192         203
                                                                                       ---------   ---------   ---------
    Income Before Cumulative Effect of a Change in Accounting Principle                  14,971      15,127      11,702
    Cumulative Effect of a Change in Accounting Principle (Note 1)                          382           -           -
                                                                                       ---------   ---------   ---------
          Net Income Applicable to Common Stock                                        $ 15,353    $ 15,127    $ 11,702
                                                                                       =========   =========   =========
    Average Shares of Common Stock Outstanding (Note 6)                                   9,680       9,394       9,159
                                                                                       =========   =========   =========
    Earnings Per Common Share (Note 6):
      Before Cumulative Effect of a Change in Accounting Principle                     $   1.55    $   1.61    $   1.28
      Cumulative Effect of a Change in Accounting Principle                                0.04           -           -
                                                                                       ---------   ---------   ---------
          Earnings Per Common Share                                                    $   1.59    $   1.61    $   1.28
                                                                                       =========   =========   =========

    Cash Dividends Declared Per Common Share                                           $  1.433    $  1.412    $  1.412
                                                                                       =========   =========   =========


    Statements of Consolidated Retained Earnings (In Thousands)                              Year Ended December 31,
                                                                                       ---------------------------------
                                                                                          1993        1992        1991
                                                                                       ---------   ---------   ---------
    Balance at Beginning of Year                                                       $ 32,409    $ 35,306    $ 36,534
    Net Income Applicable to Common Stock                                                15,353      15,127      11,702
    Cash Dividends Declared - Common Stock                                              (13,873)    (13,262)    (12,930)
    Stock Dividend Declared - Common Stock (Note 6)                                           -      (4,762)          -
                                                                                       ---------   ---------   ---------
    Balance at End of Year (Note 8)                                                    $ 33,889    $ 32,409    $ 35,306
                                                                                       =========   =========   =========

    The accompanying schedule and footnotes are an integral part of the financial statements.

                                                              - 10 -



    Statements of Consolidated Cash Flows                                       South Jersey Industries, Inc. and Subsidiaries
    (In Thousands)                                                                           Year Ended December 31,
                                                                                       ---------------------------------
                                                                                          1993        1992        1991
                                                                                       ---------   ---------   ---------

    Cash Flows from Operating Activities:

       Net Income Applicable to Common Stock                                           $ 15,353    $ 15,127    $ 11,702
       Adjustments to Reconcile Net Income to Cash Flows:
         Depreciation, Depletion and Amortization                                        18,204      17,034      16,177
         Provision for Losses on Accounts Receivable                                        913       1,090       1,272
         Revenues and Fuel Costs Deferred - Net                                         (18,306)     (1,564)      5,215
         Deferred and Non-Current Federal Income Taxes
          and Credits - Net                                                               4,665       3,271       2,691
         Cumulative Effect of a Change in Accounting Principle                             (382)          -           -
         Environmental Remediation Costs                                                    990      (1,610)     (4,458)
         Changes in:
           Accounts Receivable                                                           (6,615)       (811)     (9,945)
           Inventories                                                                   (2,145)       (688)      2,321
           Prepayments and Other Current Assets                                            (268)        213         384
           Gross Receipts & Franchise Taxes Accrued                                     (15,940)      3,393         250
           Accounts Payable and Accrued Liabilities                                      (4,246)      5,654        (631)
         Other - Net                                                                      1,944      (2,528)     (1,407)
                                                                                       ---------   ---------   ---------
    Net Cash (Used In) Provided by Operating Activities                                  (5,833)     38,581      23,571
                                                                                       ---------   ---------   ---------

    Cash Flows from Investing Activities:

       Investment In Non-Associated Companies                                                 -        (147)          -
       Capital Expenditures, Cost of Removal and Salvage                                (36,710)    (32,158)    (35,611)
                                                                                       ---------   ---------   ---------
    Net Cash Used in Investing Activities                                               (36,710)    (32,305)    (35,611)
                                                                                       ---------   ---------   ---------

    Cash Flows from Financing Activities:

       Net Borrowings from (Repayments of) Lines of Credit                               21,650      (9,500)     21,775
       Principal Repayments of Long-Term Debt                                            (9,845)     (8,902)     (8,501)
       Dividends on Common Stock                                                        (13,873)    (13,262)    (12,930)
       Repurchase of Preferred Stock                                                        (90)       (110)       (240)
       Proceeds from Sale of Long-Term Debt                                              35,457      25,000         593
       Proceeds from Sale of Common Stock                                                 6,993       5,182       3,631
                                                                                       ---------   ---------   ---------
    Net Cash Provided by (Used In) Financing Activities                                  40,292      (1,592)      4,328
                                                                                       ---------   ---------   ---------
    Net (Decrease) Increase in Cash and Cash Equivalents                                 (2,251)      4,684      (7,712)
    Cash and Cash Equivalents at Beginning of Year                                       12,186       7,502      15,214
                                                                                       ---------   ---------   ---------
    Cash and Cash Equivalents at End of Year                                           $  9,935    $ 12,186    $  7,502
                                                                                       =========   =========   =========
    Supplemental Disclosures of Cash Flow Information
       Cash paid during the year for:
          Interest (Net of Amounts Applicable to LGAC
           Overcollections and Amounts Capitalized)                                    $ 14,086    $ 13,490    $ 14,612
          Income Taxes (Net of Refunds)                                                $  4,728    $  3,463    $  2,995


    The accompanying schedule and footnotes are an integral part of the financial statements.

                                                            - 11 -


    Consolidated Balance Sheet                                                      South Jersey Industries, Inc. and Subsidiarie
    (In Thousands)                                                                                   December 31,
                                                                                                -----------------------
    Assets                                                                                         1993         1992
    Property, Plant and Equipment: (Note 1)
       Utility Plant, at original cost                                                          $ 470,842    $ 440,058
          Accumulated Depreciation                                                               (126,722)    (117,336)
       Gas Plant Acquisition Adjustment - Net                                                       2,225        2,300
       Nonutility Property and Equipment, at cost                                                  59,106       57,019
          Accumulated Depreciation and Depletion                                                  (30,065)     (27,278)
                                                                                                ----------   ----------
          Property, Plant and Equipment - Net                                                     375,386      354,763
                                                                                                ----------   ----------
    Investment in Non-Associated Companies                                                            917          917
                                                                                                ----------   ----------
    Current Assets:
       Cash and Cash Equivalents (Notes 1 & 7)                                                      9,935       12,186
       Accounts Receivable                                                                         31,026       29,710
       Unbilled Revenues (Note 1)                                                                  18,502       14,161
       Provision for Uncollectibles                                                                (1,026)      (1,071)
       Natural Gas in Storage, average cost                                                        12,202       10,479
       Materials and Supplies, average cost                                                        11,489       11,067
       Prepayments and Other                                                                        2,771        2,503
                                                                                                ----------   ----------
          Total Current Assets                                                                     84,899       79,035
                                                                                                ----------   ----------
    Accounts Receivable - Merchandise                                                               2,221        2,735
                                                                                                ----------   ----------
    Deferred Debits: (Note 1)
       Environmental Remediation Costs (Note 9)                                                    26,223       15,329
       Gross Receipts & Franchise Taxes                                                             5,668        6,069
       Income Taxes - Flowthrough Depreciation (Note 4)                                            17,296         -
       Deferred Fuel Costs                                                                          5,345         -
       Other                                                                                       13,823       12,426
                                                                                                ----------   ----------
          Total Deferred Debits                                                                    68,355       33,824
                                                                                                ----------   ----------
          Total Assets                                                                          $ 531,778    $ 471,274
                                                                                                ==========   ==========
    Capitalization and Liabilities
    Capitalization (see Schedule):
       Common Equity (Notes 6 & 8)                                                              $ 140,526    $ 132,053
       Redeemable Cumulative Preferred Stock (Note 3)                                               2,584        2,674
       Long-Term Debt                                                                             144,305      118,863
                                                                                                ----------   ----------
          Total Capitalization                                                                    287,415      253,590
                                                                                                ----------   ----------
    Current Liabilities:
       Notes Payable (Note 7)                                                                      82,750       61,100
       Current Maturities of Long-Term Debt                                                         8,230        8,060
       Accounts Payable                                                                            27,814       31,070
       Customer Deposits                                                                            5,781        5,505
       Gross Receipts & Franchise Taxes Accrued (Note 1)                                           13,904       29,844
       Environmental Remediation Costs (Note 9)                                                     3,624         -
       Interest Accrued and Other Current Liabilities                                               9,275       10,541
                                                                                                ----------   ----------
          Total Current Liabilities                                                               151,378      146,120
                                                                                                ----------   ----------
    Deferred Credits and Other Non-Current Liabilities: (Note 1)
       Accumulated Deferred Income Taxes - Net (Note 4)                                            63,648       45,343
       Investment Tax Credits                                                                       7,428        7,818
       Deferred Revenues                                                                             -          12,961
       Pension and Other Postretirement Benefits                                                    6,602        1,861
       Environmental Remediatin Costs (Note 9)                                                      8,260         -
       Other                                                                                        7,047        3,581
                                                                                                ----------   ----------
          Total Deferred Credits and Other Non-Current Liabilities                                 92,985       71,564
                                                                                                ----------   ----------
    Commitments and Contingencies (Note 9)
          Total Capitalization and Liabilities                                                  $ 531,778    $ 471,274
                                                                                                ==========   ==========

    The accompanying schedule and footnotes are an integral part of the financial statements.

                                                                             - 12 -



    Schedule of Consolidated Capitalization                                            South Jersey Industries, Inc. and Subsidiarie
    (In Thousands Except for Share Data)                                                                December 31,
                                                                                                   ---------------------
                                                                                                      1993        1992
                                                                                                   ---------   ---------
    Common Equity (Notes 6 & 8)
       Common Stock: Par Value $1.25 per share; Authorized 20,000,000 shares;
        Outstanding Shares:  9,804,576 (1993) and 9,497,700 (1992)
       Balance at Beginning of Year                                                                $ 11,872    $ 11,548
       Dividend Reinvestment and Stock Purchase Plan & Employee Stock Option Plan                       384         324
                                                                                                   ---------   ---------
       Balance at End of Year                                                                        12,256      11,872
       Premium on Common Stock                                                                       94,381      87,772
       Retained Earnings                                                                             33,889      32,409
                                                                                                   ---------   ---------
             Total Common Equity                                                                    140,526     132,053
                                                                                                   ---------   ---------
    Redeemable Cumulative Preferred Stock (Note 3)
       South Jersey Gas Company, Par Value $100 per share
          Authorized Shares: 50,904 (1993) and 51,804 (1992)
          Outstanding Shares: Series A, 4.70% -  6,600 (1993) and 7,500 (1992)                          660         750
                              Series B, 8.00% - 19,242 (1993) and 19,242 (1992)                       1,924       1,924
                                                                                                   ---------   ---------
             Total Redeemable Cumulative Preferred Stock                                              2,584       2,674
                                                                                                   ---------   ---------
    Long-Term Debt (A)
       South Jersey Gas Company:
          First Mortgage Bonds (B):
                 7% Series due 1993                                                                       -       2,986
             7 7/8% Series due 1994                                                                   2,986       3,123
                 8% Series due 1995                                                                     205         329
             8 1/4% Series due 1996                                                                   2,180       2,271
             8 1/4% Series due 1998                                                                   3,534       3,671
               9.2% Series due 1998                                                                   7,111      11,111
              8.19% Series due 2007                                                                  25,000      25,000
            10 1/4% Series due 2008                                                                  25,000      25,000
                 9% Series due 2010                                                                  35,000      35,000
              6.95% Series due 2013 (C)                                                              35,000           -
       Energy & Minerals, Inc.:
          Senior Notes, 9.66% due 2000 (D)                                                            6,125       7,000
          Direct Reduction Note, 9.1% due 1994                                                          319         432
       R & T Group, Inc.:
          Senior Notes, 9.66% due 2000 (D)                                                            9,625      11,000
          Master Lease Agreement (E)                                                                    450           -
                                                                                                   ---------   ---------
             Total Long-Term Debt Outstanding                                                       152,535     126,923
             Less Current Maturities                                                                  8,230       8,060
                                                                                                   ---------   ---------
             Total Long-Term Debt                                                                   144,305     118,863
                                                                                                   ---------   ---------
    Total Capitalization                                                                           $287,415    $253,590
                                                                                                   =========   =========
    (A) The long-term debt maturities and sinking fund requirements for the succeeding five years are as follows:
        1994, $8,230,000; 1995, $7,068,000; 1996, $8,904,000; 1997, $7,401,000; and 1998, $9,728,000.
    (B) SJG's First Mortgage dated October 1, 1947, as supplemented, securing the First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility plant.
    (C) On June 29, 1993, SJG sold privately $35.0 million of its First Mortgage Bonds, 6.95% Series due July 1, 2013.
    (D) These notes are the subject of a support agreement by SJI.
    (E) On December 15, 1993, R & T Castellini Construction Company, a subsidiary of R & T Group, Inc., incurred long-term financing of $456,724, 5.84% due 1998, as part of a capital lease agreement for various items of construction equipment.  This note is secured by a direct lien against said equipment.

                                                                             - 13 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Practices:

Consolidation - The consolidated financial statements include the accounts of South Jersey Industries, Inc. (the Company) and all of its subsidiaries. Certain intercompany transactions, amounting to approximately $6.1 million, $6.8 million and $6.8 million, respectively, in 1993, 1992 and 1991, were not eliminated. Such amounts were capitalized to utility plant or environmental remediation costs on the South Jersey Gas Company (SJG) books of account (See Note 9). All other significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made of previously reported amounts to conform with classifications used in the current year.

Regulation - The Company's principal subsidiary, SJG, is subject to the rules and regulations of the New Jersey Board of Regulatory Commissioners (BRC) and maintains its accounts in accordance with the prescribed Uniform System of Accounts of that Board.

On August 10, 1992, the BRC granted SJG a rate increase of $3.35 million based on an overall rate of return of 10.34 percent, including a 12.1 percent return on equity. As part of this increase, SJG is allowed to retain the first $3.9 million of base revenues generated by interruptible sales and 20 percent of base revenues generated from such sales above that level until it reaches a 1 2.1 percent return on equity.

In addition to the rate increase, the BRC approved a temperature adjustment clause (TAC), which is being implemented on a trial basis. This is a mechanism designed to reduce the impact of extreme fluctuations in temperature on SJG and its customers. The BRC also permitted SJG to recover from ratepayers the carrying costs associated with the acceleration of gross receipts and franchise tax payments through 1993, and SJG is permitted to petition the BRC solely for the impact of the accelerated payment in 1994. In addition, the BRC order provides that the effect of SJG's adoption of FASB No. 106 will be addressed in its next rate petition (See Note 10). A combined filing for the amortization of environmental remediation costs and Levelized Gas Adjustment Clause (LGAC) recovery became effective in January 1993 as approved by the BRC. As future environmental remediation costs are incurred, SJG will recover these costs over subsequent 7-year periods (See Note 9).

Utility Revenues - SJG, in accordance with industry practices, bills most of its customers on a monthly cycle basis, although certain large industrial customers are billed at or near the end of each month. An accrual is made to recognize the unbilled revenues from the date of the last bill to the end of period.

In accordance with a BRC order, SJG is allowed to recover the excess cost of gas sold over the cost thereof included in the base rates through the LGAC. Such collection is made on a forecasted basis, after a hearing, upon BRC order. Under and over recoveries of gas costs are deferred and included in the determination of the following year's LGAC. Interest is paid on overcollected LGAC balances based on SJG's return on rate base as determined in its last base rate proceeding.

During December 1993, the BRC approved a net increase in SJG's annual adjustment clauses, which include the LGAC, TAC and Remediation Adjustment Clause, in the amount of $23.8 million. This increase was necessary primarily as a result of increases anticipated in the cost of gas and does not provide a profit to SJG.

Property, Plant & Equipment - Utility plant is stated at original cost as defined for regulatory purposes; nonutility plant is stated at cost. The cost of additions, replacements and renewals of units of property is charged to the appropriate plant account.

Depreciation and Amortization - Depreciation of gas utility plant is provided on a straight-line basis over the estimated remaining lives of the various classes of property. These estimates are periodically reviewed and adjustments are made as required after approval by the BRC. The composite rate per annum for all depreciable utility property was approximately 2.8 percent in 1993, 1992 and 1991. Generally, with the exception of extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, together with removal costs less salvage. The gas plant acquisition adjustment, in the initial amount of approximately $3.0 million, is being amortized on a straight-line basis over a 40-year period. The unamortized balance amounting to $2.2 million at December 31, 1993, is not included in rate base. Depreciation of nonutility property is computed generally on a straight-line basis over the estimated useful lives of the property, ranging up to 45 years. Any gain or loss realized upon the disposition of nonutility property is recognized in determining net income.

Federal Income and Other Taxes - Deferred Federal Income Taxes are provided for all significant temporary differences between book and taxable income. In February 1992, the Financial Accounting Standards Board issued FASB No. 109 entitled "Accounting for Income Taxes". The Company adopted this statement in 1993. Its adoption resulted in the recording on the balance sheet of additional assets and liabilities, with the difference being credited to earnings as a cumulative effect of a change in accounting principle (See Note 4). The primary asset created as a result of adopting FASB No. 109 is income taxes - flowthrough depreciation in the amount of $17.6 million as of January 1, 1993. This amount represents the recording of the net tax effect of excess liberalized depreciation over book depreciation on utility plant because of temporary differences for which, prior to FASB No. 109, deferred taxes had not previously been provided. These tax benefits were previously flowed through in rates and management believes that as the amortization of the asset occurs, it will be recoverable through rates. Management is seeking such recovery as part of its January 7, 1994, petition for a general base rate increase (See Note 10).

The cumulative effect of this change as of January 1, 1993, was to increase income by $382,000, or $0.04 per share. Restatement of prior years for the effect of FASB No. 109 would not have materially changed previously reported earnings.

The investment tax credits (ITC) attributable to SJG were deferred and continue to be amortized at the annual rate of 3 percent, which approximates the life of the related assets.

SJG, effective March 1, 1978, began accruing Gross Receipts and Franchise Taxes on current revenues, the basis for such taxes through 1991, rather than on the previous basis of taxes paid. The one-time increase resulting from this change has been deferred and is being amortized on a straight-line basis to operations over a 30-year period.

Pensions - The Company and its subsidiaries have several defined benefit retirement plans that provide annuity payments to substantially all full-time regular employees upon retirement. Approximately 76 percent of the plans' assets are invested in securities which, under their terms, provide for fixed income and a return of principal. The remaining assets of the plans are invested in professionally managed common stock portfolios. The companies pay the entire cost of the plans and the total provisions made for such plans in 1993, 1992 and 1991 aggregated approximately $1.8 million, $1.6 million and $1.6 million, respectively, including amounts for amortization of the cost of past service benefits over a period of approximately 30 years. Net periodic pension cost for 1993, 1992 and 1991 included the following components:

                                                         Thousands of Dollars
                                                         1993    1992    1991
                                                        ------  ------  ------
Service cost - benefits earned during the period        $1,351  $1,189  $1,200
Interest cost on projected benefit obligation            2,723   2,552   2,338
Actual return on plan assets                            (3,184) (2,444) (2,971)
Net amortization and deferral                              903     281     998
                                                        ------  ------  ------
        Net periodic pension cost                       $1,793  $1,578  $1,565
                                                        ======  ======  ======
Assumptions as of December 31 were:
Discount rate                                            7.25% 8.0%-8.5%  8.5%
Rate of increase in compensation levels                   4.6%    4.8%    6.5%
Expected long-term rate of return on assets        8.5%-9.5% 8.5%-9.5% 8.5%-9.5%

The following table sets forth the plans' funded status at December 31, 1993 and 1992:

Actuarial present value of benefit obligations:
                                                           Thousands of Dollars
                                                              1993      1992
                                                            --------  --------
Vested benefit obligation                                   $(32,337) $(27,843)
                                                            --------  --------
Accumulated benefit obligation                              $(32,550) $(28,011)
                                                            --------  --------
Projected benefit obligation                                $(40,964) $(35,312)
Plan assets at fair value                                     32,976    30,244
Projected benefit obligation in excess of plan assets         (7,988)   (5,068)
Unrecognized net loss                                          2,871     1,313
Prior service cost not yet recognized
 in net periodic pension cost                                  2,633     2,067
Unrecognized net obligation at January 1                         986       796
                                                           ---------  --------
Pension liability recognized in
 the consolidated balance sheet                            $  (1,498  $   (892)
                                                           =========  ========

The increase in the Company's projected benefit obligation during 1993 was primarily the result of decreasing the discount rate for the Company's plans from 8.0 - 8.5 percent in 1992 to 7.25 percent in 1993.

The Company and its subsidiaries also provide postretirement health care and life insurance benefits to substantially all retired employees. The aggregate amounts paid for 1993, 1992 and 1991 were not material.

Effective January 1, 1993, the Company adopted FASB No. 106 entitled "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services.

The Company previously expensed the cost of these benefits, which are principally health care, on a pay-as-you-go basis. The Company has elected to recognize the unfunded transition obligation of approximately $27.8 million over a period of 20 years.

The majority of the Company's costs apply to its utility subsidiary, SJG, which is currently recovering these costs on a pay-as-you-go basis through its rates. SJG is recording a regulatory asset pursuant to a BRC order for the amount by which the co st exceeds the current level recovered in rates. The recovery of this regulatory asset, which amounted to approximately $3.9 million at December 31, 1993, is being addressed in SJG's current base rate case proceeding and it is expected that the recovery will be included in base rates (See Note 10). The following table sets forth the life and health care plans' funded status.

Actuarial present value of accumulated postretirement benefit obligations:

                                                          Thousands of Dollars
                                                         December 31, January 1,
                                                            1993        1993
                                                         ---------   ---------
Retirees                                                 $  (9,260)  $  (8,740)
Other active plan participants                             (24,953)    (19,080)
Accumulated postretirement benefit obligation              (34,213)    (27,820)
Fair value of plan assets                                        -           -
Accumulated postretirement benefit
 obligation in excess of plan assets                       (34,213)    (27,820)
Unrecognized loss                                            3,745           -
Unrecognized transition obligation                          26,429      27,820
                                                         ---------   ---------
Postretirement benefit liability recognized
 in the consolidated balance sheet                       $  (4,039)  $       -
                                                         =========   =========

The increase in the Company's accumulated postretirement benefit obligation and the resulting unrecognized loss during 1993 were primarily the result of decreasing the discount rate for the Company's plans as discussed later.

Net postretirement benefit cost for the year ended December 31, 1993, consisted of the following components:
                                                            Thousands of Dollars
Service cost - benefits earned during the period                    $1,144
actual return on plan assets                                             -
Interest cost on accumulated postretirement benefit obligation       2,196
Amortization of transition obligation                                1,391
                                                                    ------
                Net postretirement benefit cost                     $4,731
                                                                    ======

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligations in 1993 ranged from 8.10 percent to 11.42 percent, decreasing linearly each successive year until each reaches 6.75 percent in 2002 and 2007, respectively, after which they remain constant. If the health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1993, would be increased by 17.9 percent. The effect of this change on the sum of the service cost and interest cost would be an increase of 22.3 percent. The assumed discount rates used in determining the accumulated postretirement benefit obligation as of December 31, 1993, and January 1, 1993, were 7.25 percent and
8.0 percent, respectively.

Statements of Cash Flows - For purposes of reporting cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

2. Segments of Business:

Information about the Company's operations in different industry segments is presented below:
                                                  Thousands of Dollars
                                                 1993      1992      1991
                                               --------  --------  --------
Operating Revenues:
  Gas Utility Operations                       $277,581  $255,258  $220,296
  Sand Mining Operations                         28,435    27,149    27,097
  Other Industries                               37,250    34,860    32,002
                                               --------  --------  --------
      Total                                     343,266   317,267   279,395
  Intersegment Sales                             (9,325)     (601)     (474)
                                               --------  --------  --------
      Consolidated Operating Revenues          $333,941  $316,666  $278,921
                                               ========  ========  ========
Operating Income:
  Gas Utility Operations                       $ 37,388  $ 37,408  $ 31,032
  Sand Mining Operations                          2,517     2,442     1,635
  Other Industries                                  204       241     1,434
                                               --------  --------  --------
      Total                                      40,109    40,091    34,101
  Federal Income Taxes                           (7,055)   (7,092)   (5,449)
  General Corporate Expense                      (2,308)   (1,829)   (1,437)
                                               --------  --------  --------
      Total Operating Income                   $ 30,746  $ 31,170  $ 27,215
                                               ========  ========  ========
Depreciation, Depletion and Amortization:
  Gas Utility Operations                       $ 13,881  $ 12,703  $ 11,806
  Sand Mining Operations                          2,713     2,622     2,656
  Other Industries                                1,610     1,709     1,715
                                               --------  --------  --------
      Total                                    $ 18,204  $ 17,034  $ 16,177
                                               ========  ========  ========
Property Additions:
  Gas Utility Operations                       $ 33,260  $ 29,663  $ 32,226
  Sand Mining Operations                          1,732     1,315     2,702
  Other Industries                                1,128       736       265
                                               --------  --------  --------
      Total                                    $ 36,120  $ 31,714  $ 35,193
                                               ========  ========  ========
Identifiable Assets:
   Gas Utility Operations                      $479,204  $416,177  $394,015
   Sand Mining Operations                        30,841    30,903    32,331
   Other Industries                              15,727    12,483    14,323
                                               --------  --------  --------
      Total                                     525,772   459,563   440,669
   Corporate Assets                              20,495    25,219    19,305
   Intersegment Assets                          (14,489)  (13,508)  (13,550)
                                               --------  --------  --------
      Consolidated Identifiable Assets         $531,778  $471,274  $446,424
                                               ========  ========  ========

Gas utility operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Sand mining operations consist primarily of mining and processing sand, gravel and clay. Other industries include the utility construction, environmental services and general contracting firms, and the natural gas acquisition service company.

Total operating revenues by industry segment include both sales to unaffiliated customers, as reported in the Company's statements of consolidated income, and intercompany sales, which are accounted for generally at the fair market value of the goods or services rendered.

Operating income is total revenues less operating expenses, Federal Income Taxes, and general corporate expenses, as shown on the statements of consolidated income.

Identifiable assets are those assets that are used in each segment of the Company's operations. Corporate assets are principally cash and cash items, and land, buildings and equipment held for corporate use.

3. Redeemable Cumulative Preferred Stock:

Purchase funds for the Cumulative Preferred Stock, Series A and Series B, require SJG to offer annually to purchase 900 and 1,500 shares, respectively, at par value thereof, plus accrued dividends.

If preferred stock dividends are in arrears, no dividends may be declared or paid, or other distribution made on the SJG Common Stock; and, if four or more quarterly dividends are in arrears, the Preferred Shareholders may elect a majority of the SJG directors.

The Company has 2,500,000 authorized shares of Preference Stock, no par value, none of which has been issued.

4. Federal Income Taxes:

Income tax expense applicable to operations is lower than the tax that would have resulted by applying the statutory rate to income from operations before Federal Income Tax for 1993, 1992, and 1991. The reasons for the differences are as follows:
                                                    Thousands of Dollars
                                                  1993      1992      1991
                                                 ------    ------    ------
Tax at Statutory Rate                            $7,775    $7,622    $5,864
Increase (Decrease) Resulting from:
  Additional Statutory Depletion Allowance         (405)     (365)     (240)
  Amortization of ITC                              (389)     (389)     (389)
  BRC Order - Flow back of Excess
    Deferred Taxes                                  (67)      (67)      (52)
  Other - Net                                       141       291       266
                                                 ------    ------    ------
      Total Provision for Federal Income Taxes   $7,055    $7,092    $5,449
                                                 ======    ======    ======

The provision for Federal Income Taxes is composed of the following:

                                                    Thousands of Dollars
                                                  1993      1992      1991
                                                 ------    ------    ------

Current                                          $2,390    $3,821    $2,758
                                                 ------    ------    ------
Deferred:
  Repair Allowance Permitted Under the Class
    Life Asset Depreciation Range System             34       (65)      102
  Excess of Tax Depreciation Over
    Book Depreciation - Net                       2,870     3,278     3,180
  Deferred Fuel Costs                             5,536         -         -
  Environmental Remediation Costs - Net            (287)      340     1,666
  Additional Amortization of Gross Receipts Taxes  (136)     (136)     (136)
  Advances for Construction                          19        36      (337)
  BRC Order - Flow Back of Excess
    Deferred Taxes                                  (67)      (67)      (52)
  Premium on Bond Redemption                        (58)      (10)      (48)
  Alternative Minimum Tax                        (2,042)     (510)   (1,303)
  Other - Net                                      (815)      794         8
                                                 ------    ------    ------
      Total Deferred                              5,054     3,660     3,080
                                                 ------    ------    ------
  ITC                                              (389)     (389)     (389)
                                                 ------    ------    ------
      Total                                      $7,055    $7,092    $5,449
                                                 ======    ======    ======

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liability are as follows:

                                                        Thousands of Dollars
                                                      December 31,  January 1,
                                                           1993      1993
                                                          -------   -------
Deferred Tax Liabilities:
  Tax Depreciation Over Book Depreciation                 $53,069   $50,770
  Difference Between Book and Tax Basis of Property         3,285     3,038
  Deferred Fuel Costs                                       5,536         -
  Environmental Remediation Costs                           4,773     5,059
  Excess Protected                                          3,726     3,793
  Gross Receipts Taxes                                      1,927     2,063
  Other                                                     1,138     2,429
                                                          -------   -------
      Total Deferred Tax Liabilities                       73,454    67,152
                                                          -------   -------
Deferred Tax Assets:
  Alternative Minimum Tax                                   5,980     3,650
  ITC Basis Gross Up                                        3,826     4,027
                                                          -------   -------
      Total Deferred Tax Assets                             9,806     7,677
                                                          -------   -------
      Net Deferred Tax Liability                          $63,648   $59,475
                                                          =======   =======

The IRS has completed examinations of the Company's consolidated Federal Income Tax returns for the years ended 1982 through 1988. Adjustments resulting from these audits are not expected to have a material effect on the Company's financial position.

5. Disclosure about Fair Value of Financial Instruments:

Long-Term Debt - The fair values of the Company's long-term debt, including current maturities, as of December 31, 1993 and 1992, are estimated to be $165.7 million and $135.6 million, respectively (carrying amounts $152.5 million and $126.9 million, respectively) and are estimated based on the interest rates available to the Company at each respective year end for debt with similar terms and remaining maturities. The Company retires higher cost debt whenever it is cost effective to do so within the constraints of the respective debt covenants.

Other Financial Instruments - The carrying amounts of the Company's other financial instruments are a reasonable estimate of their fair values at December 31, 1993 and 1992.

6. Common Stock:

The Company has 20,000,000 shares of Common Stock authorized of which the following shares were issued and outstanding:
                                                 1993       1992      1991
                                              ---------  ---------  ---------
Beginning of Year                             9,497,700  9,238,519  9,029,369
New Issues During Year:
  Dividend Reinvestment and
    Stock Purchase Plan                         281,295    241,874    202,386
  Employees' Stock Ownership Plan                 4,941      5,577      6,254
    Stock Option & Stock Appreciation
    Rights Plan                                  20,640     11,730        510
                                              ---------  ---------  ---------
End of Year                                   9,804,576  9,497,700  9,238,519
                                              =========  =========  =========

The average shares of Common Stock outstanding for 1993, 1992, and 1991 were 9,680,035, 9,393,652, and 9,158,932, respectively. In 1993, 1992, and 1991, approximately $6.6 million, $9.6 million, and $3.1 million, respectively, were credited to Premium on Common Stock.

On January 22, 1993, the Company's Board of Directors declared a 2 percent common stock dividend, payable on March 31, 1993 to shareholders of record at the close of business on March 10, 1993. Accordingly, the Company's financial statements and related per share amounts have been restated.

The Company has a Stock Option and Stock Appreciation Rights Plan under which not more than 306,000 shares in the aggregate may be issued to officers and other key employees of the Company and its subsidiaries. No options or stock appreciation rights may be granted under the plan after January 23, 1997. At December 31, 1993, the Company had 53,620 options outstanding, exercisable at prices from $17.16 to $24.69 per share. At December 31, 1992, the Company had 64,260 options outstanding, exercisable at prices from $17.16 to $17.89 per share. During 1993, 1992 and 1991, 20,640, 11,730 and 510 options were exercised, respectively, at prices ranging from $17.16 to $17.89 per share. On September 16, 1993, the Company granted options on 10,000 shares exercisable at $24.69. No options were granted in 1992 or 1991. No stock appreciation rights have been issued under the plan. The stock options outstanding at December 31, 1993, 1992, and 1991 did not have a material effect on the earnings per share calculations. The Company also has a Dividend Reinvestment and Stock Purchase Plan (DRP) and Employees' Stock Ownership Plan (ESOP). As of December 31, 1993, 237,407 and 57,387 shares of authorized but unissued Common Stock were reserved for future issuance to the DRP and ESOP, respectively.

7. Unused Lines of Credit and Compensating Balances:

Unused lines of credit available at December 31, 1993, were approximately $52.5 million. Borrowings under these lines of credit are at market rates which approximated 3.5 percent at December 31, 1993. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

8. Retained Earnings:

There are certain restrictions under various loan agreements as to the amount of cash dividends or other distributions that may be paid on the Common Stock of certain subsidiaries. The Company's aggregate equity in its subsidiaries' retained earnings that are free of these restrictions was approximately $33.9 million at December 31, 1993.

9. Commitments and Contingencies:

The estimated cost of construction and environmental remediation programs of the Company and its subsidiaries for the year 1994 aggregates $32.8 million and, in connection therewith, certain commitments have been made.

In May 1990, the BRC approved the stipulation entered into by the parties which allowed SJG to collect 100 percent of its gas costs which reflect producer - supplier take-or-pay costs from ratepayers. All costs billed by pipeline suppliers on a volumetric basis are being passed through on a current basis. Costs billed on a fixed basis were paid to a pipeline over a 3-year period, but are being recovered from ratepayers over a 6-year period without interest. This recovery mechanism started in November 1990. During 1993, 1992, and 1991, the amount of these costs which have been flowed through to SJG, net of refunds, was approximately $2.1 million, $5.4 million, and $5.6 million, respectively. Based on current estimates and information available, there are no remaining fixed costs to be billed to SJG under this stipulation.

SJG, in the normal course of conducting business, has entered into long-term contracts for the supply of natural gas, firm transportation, and long-term firm gas storage service. The earliest expiration of any of these contracts is 1997; however, the initial primary term of this agreement can be extended annually through October 1999. All of the transportation and storage service agreements between SJG and its interstate pipeline suppliers are provided under tariffs on file with, and approved by, the Federal Energy Regulatory Commission (FERC). SJG's cumulative obligations for demand charges paid to its suppliers for all of these services is approximately $5.0 million per month which is recovered on a current basis through the LGAC.

During 1992, the FERC issued a series of orders requiring all interstate pipelines to restructure their services. Included in these orders is FERC Order No. 636 which required pipelines to separate their sales and transportation services and change their rate design. Also, as a result of these orders, SJG will incur certain transition costs, which have yet to be determined, that are associated with its pipeline suppliers unbundling their services. SJG expects to recover any costs resulting from these orders through its LGAC.

SJI and its subsidiaries have responded to requests from the U.S. Environmental Protection Agency and the New Jersey Department of Environmental Protection and Energy for information regarding several sites at which SJG or predecessor companies operated gas manufacturing plants or a nonutility subsidiary previously operated a fuel oil business. Manufactured gas operations were terminated at all SJG sites more than 30 years ago. Through December 31, 1993, the Company has recorded environmental remediation costs of $28.9 million, of which $17.0 million has been expended. Management's estimate of the remaining liability of approximately $11.9 million is reflected on the consolidated balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities". Such amounts have not been adjusted for potential insurance recovery, which management is pursuing. Recorded amounts include estimated costs to be incurred through 1996 based on projected investigation and remediation work plans using existing technologies. Estimates beyond this time cannot be made on a reliable basis due to changing technology, government regulations and site specific requirements and, therefore, have not been recorded; however, the total costs to be incurred after 1996 may be substantial. The major portion of such costs relate to the remediation of former gas manufacturing sites of SJG, which has recorded and expended amounts of $26.8 million and $16.4 million, respectively, through December 31, 1993. SJG has established a regulatory asset for these costs and is recovering its costs as expended over 7-year amortization periods, as authorized by the BRC.
SJG has recovered $2.4 million through rates as of December 31, 1993. The balance of such costs and payments, amounting to $2.1 million and $0.6 million, respectively, relates to other environmental related costs including nonutility sites previously used in fuel oil operations.

In June 1991, new gross receipts and franchise tax legislation was adopted in New Jersey. The new legislation is accelerating the tax payments to a current year basis by 1994. The transition to the current year basis required SJG to make an additional annual payment of $15.4 million on April 1, 1993, and an additional payment of approximately $13.7 million is required in 1994. In 1992, SJG received a BRC rate order allowing recovery of the costs associated with the acceleration of these tax payments through 1993. SJG petitioned the BRC for the impact of the accelerated payment in 1994 as part of its current base rate filing (See Notes 1 and 10).

10. Subsequent Event:

On January 7, 1994, SJG petitioned the BRC for a general base rate increase of approximately $26.6 million based on a projected overall rate of return of 10.36 percent, including a 12.75 percent return on equity. As part of this petition, SJG is seeking recovery of the carrying costs on expenditures for environmental remediation of former gas manufacturing sites and on the accelerated payment of gross receipts and franchise taxes in 1994. In addition, SJG is seeking recovery of the additional cost of providing postretirement benefits other than pensions in an effort to begin funding its increasing liability for such costs (See Note
1).

Management's Responsibilities for Financial Statements

The management of South Jersey Industries, Inc. is responsible for the integrity and objectivity of the financial statements and related disclosures of the Company. These statements and disclosures have been prepared using management's best judgment and are in conformity with generally accepted accounting principles.

The Company has adopted Financial Accounting Standards Board (FASB) Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and FASB No. 109, "Accounting for Income Taxes", effective January 1, 1993.

The Board of Directors, acting through its Audit Committee, which is composed of outside directors, oversees management's responsibilities for accounting, internal control and financial reporting. The Audit Committee meets periodically with management and the internal and independent auditors to discuss auditing and financial matters, and to assure that each is carrying out its responsibilities. The internal auditors and independent auditors have access to the members of the Audit Committee at any time.

                                     - 18 -
INDEPENDENT AUDITORS' REPORT
To the Shareholders and
Board of Directors of
South Jersey Industries, Inc.:

We have audited the consolidated balance sheet of South Jersey Industries, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related statements of consolidated income, consolidated retained earnings and consolidated cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of South Jersey Industries, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 4 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective January 1, 1993, to conform with Statement of Financial Accounting Standards No. 109 and its method of accounting for postretirement benefits other than pensions effective January 1, 1993, to conform with Statement of Financial Accounting Standards No. 106.




Deloitte & Touche
Cherry Hill, New Jersey
February 16, 1994

Management's Discussion
and Analysis of
Results of Operations
and Financial Condition

Results of Operations - 1993 Compared with 1992 - Utility revenues increased in 1993 principally due to increased residential sales, recognition of previously deferred levelized gas adjustment clause overcollections, and higher interruptible sales. Such increases were partially offset by lower cogeneration and electric generation firm sales. The increase in residential sales reflects the impact of 5,500 net customer additions and temperatures which were slightly colder in 1993.

Nonutility revenue increased due to increased sales by The Morie Company, Inc. and South Jersey Energy Company, partially offset by lower revenues by R&T Group, Inc. Increased sales were partially offset by increased cost of sales and other operating expenses. Nonutility operating results includes increased operating income by The Morie Company, Inc. and South Jersey Energy Company, partially offset by an R&T Group operating loss in 1993. R&T Group continues to experience the impact resulting from price competition and depressed economic activity in the construction sector. While R&T Group's construction revenues decreased in 1993, revenues from environmental remediation activities increased.

Gas purchased for resale increased in 1993 due to increased volumes of gas sold and higher unit prices. Utility operation expense is higher primarily due to increased payroll and employee benefit cost and higher distribution and regulatory expense. Maintenance cost is higher in 1993 principally due to increases in gas utility maintenance cost partially offset by lower nonutility maintenance cost. Utility maintenance cost includes the amortization of deferred costs related to the remediation of former gas manufacturing sites.

Depreciation is higher in 1993 due to increased investment in property, plant and equipment.

Interest charges decreased in 1993 due to a decrease in the balance of overcollections associated with the cost of purchased natural gas and decreased interest rates. Partially offsetting the decrease in interest expense was higher long-term interest due to an increase in the level of long-term debt outstanding.

In 1993, the Company adopted FASB No. 109, "Accounting for Income Taxes", which resulted in an increase in net income of $382,000 and the creation of a regulatory asset of approximately $17.6 million (See Notes 1 and 4). Also, in 1993, the Company adopted FASB No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", which resulted in the recording of a regulatory asset for the level of costs not currently recovered in rates (See
Note 1). As provided by FASB No. 106, the Company has elected to recognize the unfunded transition obligation of approximately $27.8 million over a period of 20 years.

Net income applicable to common stock increased in 1993 as a result of the improvement in utility earnings. This includes the effect of retaining increased margins on interruptible sales as a result of the base rate case order which became effective August 10, 1992. Earnings per share is lower due to the impact of a higher average number of common shares outstanding in 1993.

Results of Operations - 1992 Compared with 1991 - Utility revenues increased in 1992, principally due to increased sales of 3.2 billion cubic feet of natural gas to residential and commercial markets resulting from temperatures that were
17.2 percent colder in 1992 and approximately 5,800 net customer additions. Revenues from industrial customers, cogeneration and electric generation customers and the transportation of natural gas to various customer groups were also higher in 1992. Industrial, cogeneration and electric generation and transportation volumes increased by 6.8 billion cubic feet to 26.2 billion cubic feet in 1992.

Utility operating income increased to a record level in 1992, principally due to the effects of greater volumes of gas sold to heat-sensitive customers and increased revenues from cogeneration customers. The rate case settlement in August 1992, which resulted in a higher percentage retention of profits from interruptible sales, also contributed to the increase in operating income.

Nonutility revenues increased in 1992 for SJE and R&T Group. Nonutility operating income was higher in 1992 compared with 1991 mainly due to lower operating expenses by Morie. Increased sales by SJE and R&T Group were offset by higher operating expenses. R&T Group's net loss was higher due to greater price competition and the depressed economic activity which continues to affect the construction industry.

The increase in purchased gas expense in 1992 is related to the increase in natural gas volumes sold by SJG. Tax expense increased in 1992 due to higher net income and increased gas volume sales. Depreciation expense was higher in 1992 due to increased investments in property, plant and equipment. Interest charges increased in 1992 because of higher levels of long-term debt outstanding and an increase in interest expense associated with overcollections of fuel costs. Partially offsetting this in crease was a decrease in short-term interest charges in 1992 due to lower interest rates.

Earnings per share increased in 1992 primarily because of higher utility net income, partially offset by an increase in the average number of common shares outstanding. The increase in shares outstanding is primarily from the participation by shareholders in the Company's Dividend Reinvestment and Stock Purchase Plan.

Liquidity - Management anticipates that future operations will continue to generate sufficient cash flows to meet its operating needs, pay dividends, repay current portions of long-term debt, and finance a portion of the Company's planned capital expenditures. In 1993, cash flow was impacted by an accelerated gross receipts and franchise tax payment of $15.4 million to the State of New Jersey and, in 1994, cash flow will be further impacted by a final accelerated gross receipt and franchise tax payment of approximately $13.7 million, as described in Note 9. The effect of the accelerated tax payments are reflected in the Statements of Consolidated Cash Flows. Through December 31, 1993, SJG has recovered the costs associated with such payments in rates as allowed by the BRC and has petitioned the BRC for continued recovery (See Note 10).

Seasonal aspects of the Company's subsidiary operations affect cash flows, revenues and operating expenses and, generally, the level of current assets and current liabilities. Utility operations are usually greater during the first and fourth quarter s, reflecting the impact of higher sales resulting from colder temperatures. Sand mining and construction operations are usually greater during the second and third quarters, reflecting higher demand for sand products and construction services during warmer weather.

In other matters, the enactment of The Omnibus Budget Reconciliation Act of 1993 is not expected to have a material effect on the liquidity of SJI or its subsidiaries.

Cash flows from operations are impacted by amounts collected in excess of, or undercollections from, tariffs established under SJG's Levelized Gas Adjustment Clause (LGAC). Overcollections represent increases in cash flow while undercollections reflect decreases in cash flow. In 1993, cash flow from operating activities was reduced by $18.3 million primarily as a result of the impact of overcollections in 1992 which were returned to customers under the LGAC. Overcollections are reflected in the balance sheet under the caption "Revenues and Fuel Costs Deferred - Net" and undercollections are reflected in the balance sheet under the caption "Deferred Fuel Costs". Beginning in December 1993, SJG began recovery of $23.8 million under its annual adjustment clauses (See Note 1).

Short-term bank lines of credit aggregate $135.25 million of which $52.5 million was unused at December 31, 1993. The credit lines are uncommitted and unsecured, with borrowings thereunder being affected for various terms of less than one year, at interest rates less than the prime rate of interest, in effect at the time of borrowing.

Cash flow from nonutility operations is generally retained in the nonutility companies with amounts in excess of cash requirements being passed up to the Company either as a dividend or as a temporary short-term loan. Such activities are not considered material in relation to the financial statements taken as a whole.

The adoption of FASB No. 109 "Accounting for Income Taxes" resulted in the creation of a regulatory asset and a deferred income tax liability of $17.6 million. It is expected that as the amortization of the asset occurs, such amortization will be recoverable through rates. Also, FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", requires an accrual basis of accounting for such benefits. Its adoption in 1993, as measured in accordance with the statement, resulted in a projected annual cost of $4.7 million, including $1.4 million amortization of the actuarially computed unfunded transition obligation of $27.8 million. The unfunded transition obligation is being recognized over 20 years. The majority of the postretirement benefit costs apply to SJG, which, as prescribed by the New Jersey Board of Regulatory Commissioners (BRC), has recorded a regulatory asset in the amount of approximately $3.9 million (See Note 1), representing the excess of the annual cost over the level of costs recovered under current rates. The recovery of this regulatory asset is addressed in the base rate case filed with the BRC in January 1994, and it is expected that the recovery of such asset will be included in base rates. It is not expected that the adoption of FASB No. 106 and No. 109 will adversely impact liquidity or debt covenants. In addition, the application of FASB No. 112, "Employers' Accounting for Postemployment Benefits", and FASB No. 115 "Accounting for Certain Investments In Debt and Equity Securities" to become effective in 1994, are expected to have an immaterial effect on the Company's financial statements and cash flows.

During 1992, the FERC issued a series of orders requiring all interstate pipelines to restructure their services. Included in these orders is FERC Order No. 636 which required the pipelines to separate sales and transportation services and to change their rate design. Under FERC Order No. 636, as amended, SJG is responsible for securing and maintaining its own gas supplies from producers and other suppliers. SJG has entered into several contracts which, when combined, replaced 100 percent of long-term gas supplies previously purchased from interstate pipelines. SJG does not expect any adverse impact on its operations, cash flows or liquidity from the implementation of FERC Order No. 636. SJG expects to recover any costs resulting from these orders through its LGAC.

The FERC's actions unbundling the services of natural gas pipelines under Orders No. 636 and 547 were designed to increase competition by providing greater access by buyers and sellers to pipeline systems. As a result, companies such as SJG and SJE have greater flexibility in marketing gas, transportation and storage capacity, thereby providing greater profit opportunities. Although the impact of such sales or net income was not material in 1993, it is expected that the SJI companies' resources and experience in this area should result in increasing revenues and profits in future years.

SJG, in the normal course of conducting business, has entered into long-term contracts for the supply of natural gas, firm transportation, and long-term firm gas storage service. The earliest expiration of any of these contracts is 1997; however, the initial primary term of this agreement can be extended annually through October 1999. All of the transportation, and storage service agreements between SJG and its interstate pipeline suppliers are provided under tariffs on file with, and approved by, the FERC. SJG's cumulative obligations for demand charges paid t o its suppliers for all of these services is approximately $5.0 million per month which is recovered on a current basis through its LGAC.

There are presently gas-producer state regulations which could limit natural gas production. SJG has not experienced any limitations in its ability to obtain natural gas supplies and believes that its gas supply agreements will allow it to obtain supplies at competitive prices and to compete with other energy supplier s in the marketplace on an ongoing basis.

Through December 31, 1993, the Company has recorded environmental remediation costs of $28.9 million, of which $17.0 million has been expended. The remaining liability of approximately $11.9 million is reflected in the balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities". Such amounts have not been adjusted for potential insurance recovery, which management is pursuing. Recorded amounts include estimated costs to be incurred through 1996 based on projected investigation and remediation work plans using existing technologies. Estimates beyond this time cannot be made on a reliable basis due to changing technology, government regulations and site specific requirements and, therefore, have not been recorded; however, the total costs to be incurred after 1996 could be substantial. The major portion of such costs relate to the remediation of former gas manufacturing sites of SJG, which has recorded and expended amounts of $26.8 million and $16.4 million, respectively, through December 31, 1993. SJG has established a regulatory asset for these costs and is recovering its costs over 7-year amortization periods, as authorized by the BRC. SJG has recovered $2.4 million through rates as of December 31, 1993. The balance of such costs and payments, amounting to $2.1 million and $0.6 million, respectively, relates to other environmental related costs including nonutility sites previously used in fuel oil operations.

Capital Resources - The Company has a continuing need for cash resources and capital, primarily to invest in new and replacement equipment and facilities for its utility subsidiary. Total construction expenditures for utility and nonutility operations were $36.7 million in 1993. Construction expenditures over the next three years, including environmental remediation, are estimated at a level of approximately $33.0 million annually. Such investment is expected to be funded from several sources including cash generated by operations, temporary use of short-term debt, sale of first mortgage bonds, sale of common stock and capital leases.

The Company plans to continue the sale of common stock under its Dividend Reinvestment and Stock Purchase Plan, the proceeds of which will be used for general corporate purposes. In 1993, SJI issued 306,876 shares of common stock through its various plans, including a Stock Option and Stock Appreciation Rights Plan, its Dividend Reinvestment and Stock Purchase Plan and Employees' Stock Ownership Plan for approximately $7.0 million. In 1992, SJI issued 259,181 common shares for approximately $5.2 million under such plans (shares issued reflect the 2 percent stock dividend declared in the first quarter of 1993 - See
Note 6).

On June 29, 1993, SJG sold $35.0 million of its First Mortgage Bonds, 6.95% Series, and on April 29, 1992, SJG sold $25.0 million of First Mortgage Bonds, 8.19% Series. The proceeds of such issues were used to reduce short-term debt incurred in connection with SJG's construction program.

Inflation - The impact of inflation on nonutility operations tends to follow the movement of the general price index. The nonutility operations respond to this by implementing cost control measures and increasing prices in an attempt to maintain or improve each company's financial results.

As to utility operations, the ratemaking process provides that only the original cost of utility plant is recoverable in revenues as depreciation. Therefore, the excess cost of utility plant, stated in terms of current cost over the original cost of utility plant, is not presently recoverable. While the ratemaking process gives no recognition to the current cost of replacing utility plant, based on past practices the Company believes it will be allowed to earn on the increased cost of its net investment as replacement of facilities actually occurs.

Summary - The Company is confident it will have sufficient cash flow to meet its operating, capital and dividend needs and is taking and will take such actions necessary to employ its resources effectively.


    Quarterly Financial Data

    The summarized quarterly results of operations of the Company, in thousands except for per share amounts, for 1993 and 1992 are presented below:

                                               1993 Quarter Ended                            1992 Quarter Ended
                                   ------------------------------------------    ------------------------------------------
                                    March 31   June 30    Sept. 30   Dec. 31      March 31   June 30    Sept. 30   Dec. 31
                                   ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------

    Operating Revenues             $113,447   $ 65,150   $ 60,529   $ 94,815     $ 94,171   $ 61,044   $ 55,564   $105,887
                                   ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Operating Expenses:
     Operation and Maintenance
      Including Fixed Charges        83,124     59,378     57,739     76,092       66,762     52,166     53,562     86,346
     Federal Income Taxes             5,168       (115)      (788)     2,790        4,570        710       (949)     2,761
     Gross Receipts, Franchise
      and Other Taxes                14,994      5,810      4,322     10,269       13,789      6,366      4,331     10,933
                                   ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Income (Loss) Before Preferred
     Stock Dividend Requirement      10,161         77       (744)     5,664        9,050      1,802     (1,380)     5,847

    Preferred Stock Dividend
     Requirement of Subsidiary           47         47         46         47           49         48         47         48
                                   ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Income (Loss) Before Cumulative
     Effect of a Change in
     Accounting Principle            10,114         30       (790)     5,617        9,001      1,754     (1,427)     5,799

    Cumulative Effect of a Change
     in Accounting Principle            382          -          -          -            -          -          -          -
                                   ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Net Income (Loss) Applicable
     to Common Stock               $ 10,496   $     30   $   (790)  $  5,617     $  9,001   $  1,754   $ (1,427)  $  5,799
                                   =========  =========  =========  =========    =========  =========  =========  =========
    Earnings (Loss) Per Common
     Share (Based on Average
      Shares Outstanding)(1)(2):

    Before Cumulative Effect of a Change
       in Accounting Principle     $   1.06   $   0.00   $  (0.08)  $   0.57     $   0.97   $   0.19   $  (0.15)  $   0.61
      Cumulative Effect of a Change
        in Accounting Principle        0.04       0.00       0.00       0.00         0.00       0.00       0.00       0.00
                                   ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------

                                   $   1.10   $   0.00   $  (0.08)  $   0.57     $   0.97   $   0.19   $  (0.15)  $   0.61
                                   =========  =========  =========  =========    =========  =========  =========  =========
    Average Shares Outstanding (2)    9,567      9,636      9,713      9,804        9,290      9,360      9,427      9,498


    (1)  The sum of the quarters for 1992 does not equal the total due to rounding.

    (2)  Per share data has been restated to reflect the 2 percent Stock Dividend declared on January 22, 1993.

    NOTE:  Because of the seasonal nature of the business, statements for the three-month periods are not indicative of the results for a full year.








    Market Price of Common Stock and Related Information

                            Market Price                                            Market Price
    Quarter Ended           Per Share         Dividends     Quarter Ended           Per Share         Dividends
    -------------         ------------------  Declared      -------------         ------------------  Declared
    1993                    High      Low     Per Share     1992                    High      Low     Per Share
    -------------         --------  --------  ---------     -------------         --------  --------  ---------
    March 31              26        22 1/4      $0.353      March 31              21 3/8    19 1/2      $0.353
    June 30               25 1/2    23 5/8      $0.360      June 30               21 3/4    19 1/2      $0.353
    Sept. 30              27 1/2    24 1/8      $0.360      Sept. 30              23 3/8    21 1/8      $0.353
    Dec. 31               25 3/4    22 7/8      $0.360      Dec. 31               23 5/8    22 1/4      $0.353

    These quotations are based on the list of composite transactions of the New York Stock Exchange.  The Company's stock is traded on the New York and Philadelphia stock exchanges and the ticker symbol is SJI.  The Company has declared and expects to continue to declare regular quarterly cash dividends.  As of December 10, 1993, the latest available date, the stock records indicate that there were approximately 13,115 shareholders.

                                                             - 22 -




    South Jersey Industries, Inc. and Subsidiaries Comparative Operating Statistics

                                                  1993        1992        1991        1990        1989
                                               ---------   ---------   ---------   ---------   ---------
    South Jersey Gas Company
    Operating Revenues (Thousands):
     Firm
       Residential                             $142,409    $131,749    $117,904    $112,362    $126,241
       Commercial                                57,392      56,774      51,833      51,102      54,042
       Industrial & Other                        14,725      17,273      12,070      15,871      14,381
       Cogeneration & Electric Generation        23,726      24,110      12,899       2,213         153
       Firm Transportation                       13,746      11,120      10,252       8,578       5,729
                                               ---------   ---------   ---------   ---------   ---------
          Total Firm                            251,998     241,026     204,958     190,126     200,546

     Interruptible                               11,299       8,283       9,425      14,375      18,270
     Interruptible Transportation                 2,412       2,837       2,891       2,896       2,416
     Off System                                   8,788           -           -           -           -
     Other                                        3,084       3,112       3,022       3,139       3,153
                                               ---------    --------    --------    --------    --------
          Total Operating Revenues             $277,581    $255,258    $220,296    $210,536    $224,385
                                               =========   =========   =========   =========   =========
    Gas Sales and Transportation Volumes (MMcf):
     Firm
       Residential                               19,368      18,748      16,442      15,439      17,762
       Commercial                                 9,182       9,686       8,812       8,514       9,007
       Industrial & Other                         2,599       3,341       2,412       2,911       2,687
       Cogeneration & Electric Generation         6,741       8,629       4,593         693          36
       Firm Transportation                       10,194       8,739       6,858       4,965       3,943
                                               ---------   ---------   ---------   ---------   ---------
          Total Firm Sales                       48,084      49,143      39,117      32,522      33,435
                                               ---------   ---------   ---------   ---------   ---------
     Interruptible                                3,105       2,333       2,613       4,158       5,607
     Interruptible Transportation                 4,328       5,455       5,519       5,429       4,635
     Off System                                   3,563           -           -           -           -
                                               ---------   ---------   ---------   ---------   ---------
          Total Gas Sales & Transportation       59,080      56,931      47,249      42,109      43,677
                                               =========   =========   =========   =========   =========
    Number of Customers at Year End:
       Residential                              218,484     212,939     207,366     201,962     195,398
       Commercial                                16,206      15,849      15,629      15,275      14,936
       Industrial                                   377         394         393         399         399
                                               ---------   ---------   ---------   ---------   ---------
          Total Customers                       235,067     229,182     223,388     217,636     210,733
                                               =========   =========   =========   =========   =========
    Maximum Daily Sendout (MMcf)                    318         290         277         270         272
                                               =========   =========   =========   =========   =========
    Annual Degree Days                            4,953       4,916       4,195       3,597       4,786
                                               =========   =========   =========   =========   =========
    Normal Degree Days (Rolling Average) *        4,453       4,409       4,557       4,559       4,578
                                               =========   =========   =========   =========   =========
    The Morie Company, Inc.
    Operating Revenues (Thousands):
       New Jersey                              $ 16,175    $ 14,884    $ 16,344    $ 18,136    $ 18,374
       Other                                     12,260      12,265      10,753      10,607      11,549
                                               ---------   ---------   ---------   ---------   ---------
          Total Operating Revenues             $ 28,435    $ 27,149    $ 27,097    $ 28,743    $ 29,923
                                               =========   =========   =========   =========   =========
    Sand & Gravel Sales (Thousands of Tons):
       New Jersey                                 1,634       1,359       1,749       1,942       1,953
       Other                                        914         969         850         880         999
                                               ---------   ---------   ---------   ---------   ---------
          Total Sales                             2,548       2,328       2,599       2,822       2,952
                                               =========   =========   =========   =========   =========
    *  Average degree days recorded in SJG service territory during 5-year period ended June 30 of prior year.

                                                       - 23 -

SOUTH JERSEY INDUSTRIES, INC.
BOARD OF DIRECTORS


Frank L. Bradley, Jr.
Retired; former Chairman of the Board, President and CEO of Stone & Webster Management Consultants, Inc., New York, N.Y.

Richard L. Dunham
Chairman of Zinder Companies, Inc., an economic and regulatory consulting firm, Washington, D.C.

W. Cary Edwards
Of Counsel, law firm of Mudge, Rose, Guthrie, Alexander & Ferdon,
Parsippany, N.J.

Thomas L. Glenn, Jr.
Chairman, Glenn Insurance, Inc., Absecon, N.J.

Vincent E. Hoyer
Retired; former President of New Jersey Manufacturers
Insurance Company, West Trenton, N.J.

Herman D. James, Ph.D.
President, Rowan College of New Jersey, Glassboro, N.J.

Marilyn Ware Lewis
Chairman of the Board, American Water Works Company, Inc.,
Voorhees, N.J.

Clarence D. McCormick
Chairman, President and Director of The Farmers and Merchants
National Bank and Southern Jersey Bancorp of Delaware, Bridgeton, N.J.

Peter M. Mitchell, Ph.D.
President, Massachusetts Maritime Academy, Buzzards Bay, Mass.

Jackson Neall
Retired; former real estate appraiser and registered builder

William F. Ryan
President and Chief Executive Officer of South Jersey Industries, Inc.; Chairman of the Board, President and Chief Executive Officer of
South Jersey Gas Company; Chairman of the Board and Chief Executive Officer of Energy & Minerals, Inc. and R & T Group, Inc.

Shirli M. Vioni, Ph.D.
Superintendent, Oberlin, Ohio City Schools, Oberlin, Ohio

Frederick A. Westphal
Retired; former President, New Jersey State Chamber of Commerce,
Trenton, N.J.

SOUTH JERSEY INDUSTRIES, INC.
COMMITTEES AND MEMBERS

Executive Committee
William F. Ryan, Chairman
Frank L. Bradley, Jr.
Richard L. Dunham
Thomas L. Glenn, Jr.
Clarence D. McCormick
Peter D. Mitchell
Frederick A. Westphal

Compensation/Pension Committee
Frederick A. Westphal, Chairman
Frank L. Bradley, Jr.
Richard L. Dunham
W. Cary Edwards
Vincent E. Hoyer
Marilyn Ware Lewis
Clarence D. McCormick

Audit Committee
Thomas L. Glenn, Jr., Chairman
W. Cary Edwards
Herman D. James
Marilyn Ware Lewis
Jackson Neall
Shirli M. Vioni
Frederick A. Westphal

Management Development Committee
Peter M. Mitchell, Chairman
Vincent E. Hoyer
Herman D. James
Jackson Neall
Shirli M. Vioni
William F. Ryan*
*Ex Officio


SOUTH JERSEY INDUSTRIES, INC.
OFFICERS

William F. Ryan
President and Chief Executive Officer

Gerald S. Levitt
Vice President and Chief Financial Officer

George L. Baulig
Secretary and Assistant Treasurer

Richard B. Tonielli
Treasurer

William J. Smethurst, Jr.
Assistant Secretary and Assistant Treasurer

                                   - 24 -
CORPORATE HEADQUARTERS

Number One South Jersey Plaza
Route 54
Folsom, NJ 08037-9917
(609) 561-9000
TDD only 1-800-547-9085

Transfer Agent and Registrar
First Fidelity Bank, N.A., New Jersey
Stock Transfer Department
765 Broad Street
Newark, NJ 07101

Dividend, Dividend Reinvestment and
Other Shareholder Inquiries
South Jersey Industries, Inc.
Shareholders Records Department
Number One South Jersey Plaza
Route 54
Folsom, NJ 08037-9917


ANNUAL MEETING INFORMATION

The Annual Meeting of Shareholders will be held on Thursday, April 21, 1994 at 10:00 a.m. at the company's corporate headquarters.

South Jersey Industries, Inc. stock is traded on the New York and Philadelphia stock exchanges under the trading symbol, SJI.

The information contained herein is not given in connection with any sale or offer of, or solicitation of an offer to buy, any securities.















         This report is printed on recycled paper