Form 10-K, Exhibit 13
SOUTH JERSEY INDUSTRIES INC
filed 1995-03-27
CIK 91928

Cover - Outside
Orchestrating Change
South Jersey Industries, Inc.
1994 Annual Report

PHOTO  -  Orchestrating Change
          Description:  Violin Workshop
          Three inserted circle photos
          1:  Offshore Drilling
          2:  Environmental Remediation Personnel
          3:  Sand Mining Operation

SJI LOGO
                                 Cover - Inside

Table of Contents

        1       Financial Highlights
        1       Dividend Reinvestment and Stock Purchase Plan
        2       Report to Shareholders
        4       Financial Review
        6       Operating Review
        10      Consolidated Financial Statements and Schedule
        19      Management's Discussion
        22      Quarterly Financial Data
        23      Comparative Operating Statistics
        24      SJI Directors
        24      SJI Officers

Company Profile

South Jersey Industries, Inc. is a diversified holding company whose subsidiaries are: South Jersey Gas Company; South Jersey Energy Company; Energy & Minerals, Inc.; and R & T Group, Inc. South Jersey Gas Company is a natural gas distribution utility which supplies natural gas to residential, commercial and industrial customers in all or parts of the seven southern counties of New Jersey. South Jersey Energy Company provides services for the acquisition and transportation of natural gas for commercial and industrial end users. Energy & Minerals, Inc. manages the natural resources development operations of The Morie Company, Inc. which mines and processes sand and gravel. R & T Group, Inc. manages the interests of five companies involved in utility construction, general contracting and environmental consulting and remediation.


South Jersey Industries, Inc.

South Jersey Gas Company

South Jersey Energy Company

Energy & Minerals, Inc.
        .       The Morie Company, Inc.

R & T Group, Inc.
        .       R and T Castellini Company, Inc.
        .       Cape Atlantic Crane Company, Inc.
        .       S. W. Downer, Jr. Company, Inc.
        .       Onshore Construction Company, Inc.
        .       R & T Castellini Construction Company, Inc.



    1994 HIGHLIGHTS

    Five-Year Summary of Selected Financial Data                           South Jersey Industries, Inc. and Subsidiaries
    (In Thousands Where Applicable)                                                    Year Ended December 31,
                                                                     ---------------------------------------------------------
                                                                        1994        1993        1992        1991        1990
                                                                     ---------   ---------   ---------   ---------   ---------
    Operating Results:
      Operating Revenues                                             $373,959    $333,941    $316,666    $278,921    $260,027
                                                                     =========   =========   =========   =========   =========

      Operating Income                                               $ 30,865    $ 30,746    $ 31,170    $ 27,215    $ 26,763
                                                                     =========   =========   =========   =========   =========
      Income before Cumulative Effect
        of a Change in Accounting Principle (1)                      $ 12,379    $ 14,971    $ 15,127    $ 11,702    $ 11,622
                                                                     =========   =========   =========   =========   =========

      Net Income Applicable to Common Stock (1)(2)                   $ 12,379    $ 15,353    $ 15,127    $ 11,702    $ 11,622
                                                                     =========   =========   =========   =========   =========

    Total Assets                                                     $571,095    $531,778    $471,274    $446,424    $421,544
                                                                     =========   =========   =========   =========   =========
    Capitalization:
      Long-Term Obligations and
       Redeemable Preferred Stock                                    $155,580    $146,889    $121,537    $109,429    $114,576
      Common Equity                                                   154,972     140,526     132,053     125,006     122,603
                                                                     ---------   ---------   ---------   ---------   ---------
        Total Capitalization                                         $310,552    $287,415    $253,590    $234,435    $237,179
                                                                     =========   =========   =========   =========   =========
    Ratio of Income from Operations to Fixed
     Charges (Before Federal Income Taxes)                               2.26        2.40        2.38        2.11        2.10
                                                                     =========   =========   =========   =========   =========
    Earnings Applicable to Common Stock
    (Based on Average Shares) (1)(3):
      Before Cumulative Effect of a Change in Accounting Principle   $   1.21    $   1.55    $   1.61    $   1.28    $   1.33
      Cumulative Effect of a Change in Accounting Principle                 -        0.04           -           -           -
                                                                     ---------   ---------   ---------   ---------   ---------
        Earnings per Common Share                                    $   1.21    $   1.59    $   1.61    $   1.28    $   1.33
                                                                     =========   =========   =========   =========   =========

    Return on Average Common Equity                                     8.38%      11.27%      11.77%       9.45%       9.81%
                                                                     =========   =========   =========   =========   =========
    Share Data (3):
      Number of Shareholders                                             14.0        13.1        12.5        11.6        11.7
      Average Common Shares                                            10,258       9,680       9,394       9,159       8,742
      Common Shares Outstanding at Year End                            10,715       9,805       9,498       9,239       9,029
      Dividend Reinvestment and Stock Purchase Plan:
        Number of Shareholders                                            6.6         5.7         5.0         4.0         3.7
        Number of Participating Shares                                  2,941       2,716       2,483       2,190       2,114
      Book Value at Year End                                         $  14.46    $  14.33    $  13.90    $  13.53    $  13.58
      Cash Dividends Declared                                        $  1.440    $  1.433    $  1.412    $  1.412    $  1.402
      Market Price at Year End                                         18 1/8      23 3/4          23      19 7/8      18 5/8
      Dividend Payout:
        Gross                                                          116.7%       89.2%       87.1%      109.9%      103.1%
        Net (4)                                                         82.9%       64.6%       63.4%       82.8%       89.8%
      Market Price to Book Value                                       125.3%      165.7%      165.5%      146.9%      137.2%
      Price Earnings Ratio                                              14.98       14.94       14.29       15.53       14.00

    Certain reclassifications have been made of previously reported amounts to conform with classifications used in the current year.







    (1) Included in 1994 is the negative impact of a $3.5 million Customer Refund Obligation ordered by the BPU which reduced 1994 earnings by $2.3 million, or $0.22 per share (See Note 1 to Consolidated
         Financial Statements).

    (2) Included in 1993 is the Cumulative Effect of a Change in Accounting Principle for Income Taxes.

    (3) Per share data has been restated to reflect the 2 percent Stock Dividend declared on January 22, 1993.

    (4) Net Dividend Payout Ratio determined using dividends paid less dividends reinvested through the Company's Dividend Reinvestment and Stock Purchase Plan.


      DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
        SJI's Dividend Reinvestment and Stock Purchase Plan provides record shareholders of the Company's common stock with a way to increase their investment in the Company without payment of any brokerage commission or service charge.
        Shareholders who participate in the Plan may purchase shares of common stock by the automatic reinvestment of dividends.  Optional purchases are permitted each quarter up to a maximum of $100,000 in any calendar year as prescribed in the Plan.  Shares of common stock offered through the Plan are currently purchased in the open market.
        The price of shares purchased under the Plan will be determined by dividing the total cost of all shares purchased during the investment period by the number of shares purchased.  The offer and sale of shares under the Plan will be made only through a Prospectus, which may be obtained by contacting the Shareholder Records
        Department, Number One South Jersey Plaza, Route 54, Folsom, NJ 08037-9917, (609) 561-9000.


                                 - 1 -

To Our Shareholders

Over the years, South Jersey Industries, Inc.'s businesses have implemented many changes to maintain an edge in an increasingly competitive marketplace. We are committed to continuing on that path into the future. While 1994 earnings were impacted by warmer weather in the latter part of the year, and a charge reducing net income by approximately $2.3 million, we persisted in our long-range goal of steady growth.

South Jersey Gas Company, our natural gas distribution company, anticipates the $12.1 million rate increase, approved by the New Jersey Board of Public Utilities in December 1994, will favorably impact annual, after-tax income by an amount in excess of $5.0 million, assuming normal temperatures. In conjunction with that case, an issue concerning gas purchasing practices was resolved. While the company believes that its practices were appropriate, we chose settlement over litigation to expedite resolution of the rate case in time for winter operations. Company management, in consultation with its independent auditing firm, reviewed the accounting for the charge associated with this settlement, and management decided to implement a reduction in 1994 net income of $2.3 million. With resolution of these regulatory matters, we will be better positioned to meet the financial obligations required to serve expanding markets and maintain our dividend to shareholders. We look forward to further regulatory actions which will allow us to enjoy rewards more consistent with the increased risks of a deregulated environment. At the same time, we will continue to ensure the security of our core residential and commercial customers.

During 1994, SJI's nonutility subsidiaries enhanced their competitive positions in their respective industries. South Jersey Energy Company, our natural gas acquisition and transportation company, and the R & T Group, Inc., our construction and environmental services company, pursued diversification of their services into new geographical areas. The Morie Company, Inc., our sand mining and processing company, acquired the assets of Cape Concrete Company, Inc. in New Jersey, extending commercial sand reserves by 15 to 20 years and adding ready-mix concrete as a small, but profitable new line of business.

Utility stocks have undergone intense pressure as a result of scrutiny by analysts and shareholders, brought on by greater perceived risks associated with a deregulated environment and increasing interest rates. During 1994, we began taking steps to differentiate ourselves from electric utilities and peer group natural gas utilities to reach a broader group of investors. We will continue in 1995 with a much higher profile financial relations program. It is important to note, however, that the electric industry has yet to come to grips with deregulation and competition and, as a result, key analysts are viewing electric utilities as more risky than natural gas distribution companies.

INSERT:  passage on left side of page 2  --
         Many changes have taken place over the past 10 years; and we chose, in virtually every instance, to view those changes as opportunities to offer new services to existing customers and those beyond our traditional boundaries.


INSERT:  Photograph - Conductors wand
                                      - 2 -

We believe we are well-situated compared with the rest of the industry, because of our customer growth rate and our relatively strong position in the deregulated marketplace. From the onset of industry restructuring, we have offered our large-volume customers flexible options to manage their own gas supplies and have expanded those options over the years. Our actions were designed to insulate earnings from competitive forces while benefitting our customers and our shareholders. As the industry continues to experience greater deregulation, we intend to pursue further actions from regulators to provide additional benefits to all constituents, especially our shareholders.

Many changes have taken place over the past 10 years; and we chose, in virtually every instance, to view those changes as opportunities to offer new services to existing customers and those beyond our traditional boundaries. Gas Company implemented aggressive gas supply and acquisition programs, as well as innovative rate structures. We embarked on a path toward a deregulated natural gas environment which drastically altered the way natural gas was purchased, transported and distributed; and we continued on the path of geographical diversification with our core businesses.

Several other changes occurred on the nonutility side as well. Recognizing a new opportunity to serve large customers, created by the natural gas industry restructuring, Energy Company began assisting customers with gas supply contract negotiation and acquisition. Over the last seven years, without the need for substantial start-up capital, Energy Company's efforts have resulted in significant savings to large industrial and smaller commercial customers, while returning an incremental profit to SJI.

INSERT:  Photograph of three men --
         Title -- (left to right) William F. Ryan, president and CEO of SJI, Ronald W. Johnson, newly-elected chairman of Morie and Robert G. Cook, Morie's newly-elected president.

Morie strengthened its competitive stance in the sand industry by installing labor-saving equipment and adding to reserves through acquisitions and planned changes in mining locations. New products in its golf course line launched Morie further into this profitable market. Additionally, R & T Group was formed to manage the assets of newly acquired operating companies and soon carved out another market niche with its environmental services division.

With the continued dedication, loyalty and talent of our employees, we look forward to continuing on the path of change and remain committed to improving the value of our shareholders' investment.

William F. Ryan
President
February 15, 1995

                                      - 3 -


Financial Review

South Jersey Industries, Inc.'s consolidated net income amounted to $12.4 million in 1994, compared with $15.4 million last year. Lower earnings, reported by South Jersey Gas Company, contributed to the lower consolidated results in 1994, although improved results by SJI's nonutility subsidiaries partially offset the decrease.

Earnings per average share of common stock were $1.21 in 1994, compared with $1.59 in 1993, based on 10.3 million and 9.7 million average shares outstanding, respectively. The 600,000 increase in average shares resulted from SJI's Dividend Reinvestment and Stock Purchase Plan, which our board of directors amended in April 1994, to allow shareholders to increase their investment in the company and for the company to secure equity capital. The amount of equity raised through the plan provided us with sufficient capital to meet expected requirements through 1995. However, it increased the average shares outstanding in 1994, by approximately 6 percent. Having reached the desired equity level, the company modified the plan to an open-market program, effective in January 1995.

Gas Company reported net income for 1994 of $11.0 million, compared with $16.7 million for the same period last year. The 1993 period reflected record net income by Gas Company, with the adoption of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," contributing approximately $1.2 million to earnings. Several factors contributed to the lower net income in 1994. As we reported in separate communications to our shareholders and the financial community, Gas Company will reduce revenues by $3.5 million through its Levelized Gas Adjustment Clause, which will affect customer bills upon completion of that separately pending proceeding. This charge reduced 1994 net income, after appropriate tax provisions, by approximately $2.3 million.

INSERT: Bar Chart -

South Jersey Industries, Inc.

Consolidated Net Income Applicable to Common Shareholders ($ Millions)


        1990    1991    1992    1993    1994

        $11.6   $11.7   $15.1   $15.4   $12.4



Even though Gas Company experienced warmer-than-normal weather in the latter part of the year, which resulted in lower sales for that period, total firm sales and revenues increased due to colder weather in the early part of 1994 and the addition of approximately 6,300 new residential and general service customers.

The 1993-1994 Temperature Adjustment Clause period, which ended in May 1994, was

                                      - 4 -
INSERT: Photograph between center of Pages 4 and 5 - Contractor installing natural gas pipe.

         Title -- Gas Company (left) continued to expand and improve its facilities to accommodate the ever growing southern New Jersey region.


colder than normal and exceeded the upper threshold of the TAC by 298 degree days. Gas Company's customers will benefit from the colder weather in this period since revenues deferred in 1994, amounting to approximately $2.3 million, will be credited to them over the 1994-1995 TAC period. The TAC insulates the company from the earnings impact of extremely warm weather and insulates customers from the impact of extremely cold weather.


INSERT:  Notation at right side of page -

         Title -- In 1994, nonutility results improved over 1993 led by The Morie Company, Inc.'s strong sales.


Our financial outlook was strengthened when, in December 1994, the New Jersey Board of Public Utilities approved a $12.1 million rate increase for Gas Company. Nearly the entire amount of the increase will come from the residential, commercial and small industrial customer classes, bringing their rates of return closer to the company's average. We expect the rate increase to favorably impact annual, after-tax income by more than $5.0 million, assuming normal temperatures. As part of the rate case, Gas Company modified its tariffs to provide further options to large industrial and commercial customers in managing their own gas supplies. As with past flexible rates, our margins are maintained and these changes will not negatively impact net income.

INSERT:  Photograph - Front end loader scooping up gravel at Morie Plant.

         Title  --  Morie mines and processes sand and gravel in New Jersey,
                    Georgia, Alabama and Tennessee.

In 1994, nonutility results improved over 1993 led by The Morie Company, Inc.'s strong sales. Morie achieved a record in net income from operations. South Jersey Energy Company's record net income in 1994 also resulted from greater sales volumes. R & T Group, Inc. experienced lower consolidated operating losses in 1994, reflecting increased business activity and improved margins.

Gas Company completed $60 million in financing during 1994 and in the early part of 1995 consisting of three parts: a $10 million


INSERT:  Photograph - R & T Group, Inc. installation of utility services.

         Title -- R & T Group's activities (right) include natural gas, electric, water and sewer construction.


INSERT:  Photograph - portion of violin
contribution in capital made by SJI; an unsecured long-term debt instrument amounting to $20 million; and the private sale of $30 million of unsecured debenture notes due February 1, 2010. The $10 million contribution was raised by SJI through the Dividend Reinvestment and Stock Purchase Plan in 1994. SJI plans an additional contribution of equity to Gas Company in 1995. Gas Company's $20 million debt instrument consists of a $15 million term loan maturing in 2001 and a $5 million revolving credit facility with a commercial bank that may be converted into term notes. The proceeds from this loan are intended to reduce short-term debt levels from environmental remediation expenditures. The $30 million in unsecured debenture notes, sold in January 1995, have a coupon rate of 8.6 percent. The notes were sold in a competitive process which awarded the entire issue to the bidder offering the lowest cost of money to Gas Company. The proceeds were used to reduce short-term debt attributed to gross receipts and franchise tax payments, accelerated by state government in 1993 and 1994, and for general business purposes.

INSERT:  Bar Chart

         South Jersey Industries, Inc.

         Earnings Per Share Applicable to Common Shareholders and Dividends Declared (Dollars)

                  1990    1991    1992    1993    1994

          .       $1.402  $1.412  $1.412  $1.433  $1.440

          ..      $1.33   $1.28   $1.61   $1.59   $1.21


          .  Dividends Per Share
          .. Earnings Per Share

Operating Review

As the natural gas industry evolves toward an increasingly competitive marketplace, the substance of Gas Company's business remains the same. Residential, commercial and small industrial customers continue to represent the greater part of its profit and growth.

Overall, requests for natural gas service for new housing construction increased by approximately 3 percent over 1993. Conversions to natural gas represent a solid 26 percent of new customers. During 1994, Gas Company installed its 250,000th meter and added its 200,000th residential heating customer.

INSERT:  Photograph  -  York Triathlon(tm) gas-fired heating and cooling unit.

         Title -- Gas Company became one of the first local distribution companies in the nation to introduce the state-of-the-art York Triathlon(tm) gas-fired heating and cooling system.


The expansion of the casino, convention and tourism economy continues to drive the eastern portion of its service area, while the western side of our service territory enjoys above-average residential growth, especially in the southern New Jersey communities in the shadow of metropolitan Philadelphia.

When pipeline capacity under contract is not required to serve customers within the service area, Gas Company has used its expertise to develop profit centers beyond its boundaries. Weather conditions, on a daily, monthly or seasonal basis, may make gas supplies and pipeline capacity available for off-system sales. Sales in this market complement the success Gas Company has achieved in serving its core group of customers by enabling it to sell for resale natural gas to marketers or

INSERT:  Extended Photograph at the bottom of pages 6 and 7 - Trumpet gas distribution companies for delivery essentially anywhere in the United States. Currently, the Off-System Sales Division sells gas throughout the eastern United States. Through careful management of pipeline capacity and gas supplies, Gas Company's Off-System Sales Division sold 16.8 billion cubic feet of gas during 1994 to 17 customers who, in turn, marketed the gas to their customers ranging from large industrial businesses to cogenerators and electric generating facilities. Those sales were delivered to 30 delivery points in 11 states on the systems of our two major pipeline suppliers. This compares with total Gas Company sendout of 74.0 billion cubic feet of natural gas.

INSERT:  Photograph  -  Office at Morie's Port Elizabeth Plant looking out to outside sand mining scene.

         Title - Morie's Port Elizabeth plant specializes in commercial sand and recreational products.


All of the off-system sales have been made in competition with gas marketers, including other local distribution companies. Gas Company's Off-System Sales Division has been successful in making these sales by using available gas supplies, as well as pipeline and storage capacities to the benefit of its customers and shareholders. This division expects to expand its current business by adding to its customer list and to the areas it serves.

Technological advances are providing increasing opportunities for Gas Company to attract new customers. Gas Company became one of the first local distribution companies in the nation to introduce the state-of-the-art York Triathlon(tm) gas-fired heating and cooling system. The Triathlon(tm), although in limited production, represents a whole new era in comfort, economy and efficiency for residential and commercial consumers.

In Gas Company's service area, Triathlon(tm) debuted at historic Wheaton Village in Millville, with two units now in operation. A third unit was installed in a model home in Gloucester Township. By the summer of 1995, Gas Company will install a total of 10 units, and anticipates the installation of another 10 by local builders. Over the next two years, Gas Company will help introduce nearly 400 of these units and is working with local builders and contractors to promote this innovative product.

INSERT:  Photograph - portion of drum and drum sticks

During 1994, Energy Company continued to expand into new markets. Energy Company now serves commercial and industrial customers in New Jersey, Pennsylvania, New York and Delaware. Increased manpower has enabled Energy Company to call on a wide variety of customers to emphasize its expertise and convey that the services it provides are secure, dependable and offer significant opportunities to reduce energy costs. Energy Company plans to expand its market area in the Middle Atlantic states, as well as strengthen relationships with existing customers who maintain offices or plants in other states.

Over the last several years, the condition of the national economy had a significant impact on Morie's operations. During this period, while the market for Morie's products was depressed, it developed strategic objectives which, combined with capital investments made in recent years, placed it in a position to benefit as the economy improved. This year, Morie continued to implement changes to improve current operations and prepare for the future. In October, Morie acquired the assets of Cape Concrete Company, Inc., located in Cape May County, which produces and markets ready-mix concrete, construction sand and gravel and masonry supplies. By this acquisition, Morie extended its commercial reserves by 15 to 20 years while also expanding its product lines.

INSERT:  Notation at left side of page --

         Title - As a natural resources development company, SJI will pursue growth in the nonutility markets through strategic acquisitions, expansion into new geographic areas and development of new products and services.


Morie continued its innovative approach to marketing golf course products through its well-received golf symposiums in New Jersey. Morie's ability to meet strict United States Golf Association golf course materials specifications for traps, greens maintenance and new construction place it above the competition with golf course management in the Northeast. Based on market studies conducted in the South, Morie believes its plants in Georgia and Tennessee will be able to produce similar high quality golf course products at a competitive price.

R & T Group successfully competed along the East Coast and Middle Atlantic region and, as a result, added new customers outside of New Jersey for utility construction and environmental consulting. The environmental business saw an increase in both the number and dollar amount of contract awards. This year, R & T Group acquired the equipment to perform directional drilling which bores underground without disturbing the surface. Using this equipment, R & T Group recently completed several directional drilling jobs, which are increasingly in demand, for utility customers.

INSERT:  Photograph  -  Construction Worker welding a 20" transmission pipe.

         Title - Deregulation in the natural gas industry has provided growth opportunities for both Energy Company and Gas Company.

INSERT:  Photograph - R & T Group performing removal of underground tank.

         Title -- R & T Group, Inc. carved out a market niche with its environmental services division.


SJI and its subsidiaries will continue to implement changes to maintain an edge in an era of expanding competition. As a natural resources development company, SJI will pursue growth in the nonutility markets through strategic acquisitions, expansion into new geographic areas and development of new products and services. We expect natural gas markets to become more open to competition and hope that state regulatory bodies will allow utility companies greater freedom and creativity in the way they run their businesses. This anticipated freedom will be accompanied by increased risk and responsibility. The reward structure, reflected in the amount of earnings that companies and their shareholders will retain, should create improved financial incentives. Customers and shareholders alike will ultimately benefit from this structure, and we look to the state's regulatory body for support in implementing such a system.

INSERT:  Bar Chart


         South Jersey Gas Company

         Number of Customers at Year End

             1990       1991       1992       1993       1994

            217,636    223,388    229,182    235,067    241,406


Companies can fail in a deregulated environment when they shift focus from their core markets. Gas Company's core group of customers remain the center of its focus, and it intends to maintain the balance achieved in serving their needs, as well as those of its large-volume customers. Gas Company's entry into the off-system market is a natural extension of its traditional markets. The changes Gas Company has implemented in recent years were designed to increase its competitive strength, to benefit its core customers and to insulate earnings from competition.

Gas Company has always faced competition from other fuel suppliers, and it now anticipates greater competition from independent marketers and other natural gas utilities. To maintain its edge, Gas Company will concentrate on gas acquisition and marketing to obtain available supplies and capacity at the best prices, and to sell gas and capacity in a profitable way.

As we move into the next century, SJI and its subsidiaries will diligently continue their efforts to enhance the value of shareholders' investment in the company.

INSERT:  Photograph - portion of clarinet



    Statements of Consolidated Income                                            South Jersey Industries, Inc. and Subsidiaries
    (In Thousands Except for Per Share Data)                                                 Year Ended December 31,
                                                                                       ---------------------------------
                                                                                          1994        1993        1992
                                                                                       ---------   ---------   ---------
    Operating Revenues:
       Utility (Note 1)                                                                $297,950    $268,541    $255,041
       Nonutility                                                                        76,009      65,400      61,625
                                                                                       ---------   ---------   ---------
          Total Operating Revenues                                                      373,959     333,941     316,666
                                                                                       ---------   ---------   ---------
    Operating Expenses:
       Gas Purchased for Resale                                                         174,354     145,786     137,492
       Operation and Maintenance - Utility                                               42,832      39,977      35,572
                                   Nonutility                                            67,616      59,603      55,395
       Depreciation and Depletion (Note 1)                                               16,561      15,379      14,526
       Federal Income Taxes (Notes 1 & 4)                                                 6,809       7,055       7,092
       Gross Receipts & Franchise Taxes and Other Taxes (Note 1)                         34,922      35,395      35,419
                                                                                       ---------   ---------   ---------
          Total Operating Expenses                                                      343,094     303,195     285,496
                                                                                       ---------   ---------   ---------
    Operating Income                                                                     30,865      30,746      31,170
                                                                                       ---------   ---------   ---------
    Interest and Other Charges:
       Long-Term Debt                                                                    12,889      12,400      11,480
       Short-Term Debt                                                                    2,859       2,603       2,307
       Other (Note 3)                                                                       463         772       2,256
                                                                                       ---------   ---------   ---------
          Total Interest and Other Charges                                               16,211      15,775      16,043
                                                                                       ---------   ---------   ---------
    Customer Refund Obligation - Net (Notes 1 & 4)                                        2,275           -           -
                                                                                       ---------   ---------   ---------
    Income Before Cumulative Effect of a Change in Accounting Principle                  12,379      14,971      15,127
    Cumulative Effect of a Change in Accounting Principle (Note 1)                            -         382           -
                                                                                       ---------   ---------   ---------
          Net Income Applicable to Common Stock                                        $ 12,379    $ 15,353    $ 15,127
                                                                                       =========   =========   =========
    Average Shares of Common Stock Outstanding (Note 6)                                  10,258       9,680       9,394
                                                                                       =========   =========   =========
    Earnings Per Common Share: (Note 6)
      Before Cumulative Effect of a Change in Accounting Principle                     $   1.21    $   1.55    $   1.61
      Cumulative Effect of a Change in Accounting Principle                                   -        0.04           -
                                                                                       ---------   ---------   ---------
          Earnings Per Common Share                                                    $   1.21    $   1.59    $   1.61
                                                                                       =========   =========   =========

    Cash Dividends Declared Per Common Share                                           $  1.440    $  1.433    $  1.412
                                                                                       =========   =========   =========

    Statements of Consolidated Retained Earnings (In Thousands)                              Year Ended December 31,
                                                                                       ---------------------------------
                                                                                          1994        1993        1992
                                                                                       ---------   ---------   ---------
    Balance at Beginning of Year                                                       $ 33,889    $ 32,409    $ 35,306
    Net Income Applicable to Common Stock                                                12,379      15,353      15,127
    Cash Dividends Declared - Common Stock                                              (14,771)    (13,873)    (13,262)
    Stock Dividend Declared - Common Stock (Note 6)                                           -           -      (4,762)
                                                                                       ---------   ---------   ---------
    Balance at End of Year (Note 8)                                                    $ 31,497    $ 33,889    $ 32,409
                                                                                       =========   =========   =========

    The accompanying schedule and footnotes are an integral part of the financial statements.
                                         - 10 -



    Statements of Consolidated Cash Flows                                       South Jersey Industries, Inc. and Subsidiaries
    (In Thousands)                                                                           Year Ended December 31,
                                                                                       ---------------------------------
                                                                                          1994        1993        1992
                                                                                       ---------   ---------   ---------
    Cash Flows from Operating Activities:

       Net Income Applicable to Common Stock                                           $ 12,379    $ 15,353    $ 15,127
       Adjustments to Reconcile Net Income to Cash Flows:
         Depreciation, Depletion and Amortization                                        19,142      18,204      17,034
         Provision for Losses on Accounts Receivable                                      1,293         913       1,090
         Revenues and Fuel Costs Deferred - Net                                          18,183     (18,306)     (1,564)
         Deferred and Non-Current Federal Income Taxes
          and Credits - Net                                                                (928)      4,665       3,271
         Cumulative Effect of a Change in Accounting Principle                                -        (382)          -
         Environmental Remediation Costs - Net                                            1,029         990      (1,610)
         Changes in:
           Accounts Receivable                                                           (2,167)     (6,615)       (811)
           Inventories                                                                   (6,093)     (1,439)       (688)
           Prepayments and Other Current Assets                                            (138)       (268)        213
           Gross Receipts & Franchise Taxes Accrued                                     (13,276)    (15,940)      3,393
           Accounts Payable and Other Accrued Liabilities                                 9,859      (4,246)      5,654
         Other - Net                                                                     (1,846)      1,238      (2,528)
                                                                                       ---------   ---------   ---------
    Net Cash Provided by (Used In) Operating Activities                                  37,437      (5,833)     38,581
                                                                                       ---------   ---------   ---------
    Cash Flows from Investing Activities:

       Proceeds from the Sale of Available-for-Sale Securities                              128           -           -
       Investment in Available-for-Sale Securities                                            -           -        (147)
       Capital Expenditures, Cost of Removal and Salvage                                (41,412)    (36,253)    (32,158)
                                                                                       ---------   ---------   ---------
    Net Cash Used in Investing Activities                                               (41,284)    (36,253)    (32,305)
                                                                                       ---------   ---------   ---------
    Cash Flows from Financing Activities:

       Net (Repayments of) Borrowings from Lines of Credit                               (2,550)     21,650      (9,500)
       Principal Repayments of Long-Term Debt                                            (8,307)     (9,845)     (8,902)
       Dividends on Common Stock                                                        (14,771)    (13,873)    (13,262)
       Repurchase of Preferred Stock                                                        (90)        (90)       (110)
       Proceeds from Sale of Long-Term Debt                                              17,000      35,000      25,000
       Proceeds from Sale of Common Stock                                                16,838       6,993       5,182
                                                                                       ---------   ---------   ---------
    Net Cash Provided by (Used In) Financing Activities                                   8,120      39,835      (1,592)
                                                                                       ---------   ---------   ---------
    Net Increase (Decrease) in Cash and Cash Equivalents                                  4,273      (2,251)      4,684
    Cash and Cash Equivalents at Beginning of Year                                        9,935      12,186       7,502
                                                                                       ---------   ---------   ---------
    Cash and Cash Equivalents at End of Year                                           $ 14,208    $  9,935    $ 12,186
                                                                                       =========   =========   =========
    Supplemental Disclosures of Cash Flow Information
       Cash paid during the year for:
          Interest (Net of Amounts Applicable to LGAC
           Overcollections and Amounts Capitalized)                                    $ 16,941    $ 14,086    $ 13,490
          Income Taxes (Net of Refunds)                                                $  4,660    $  4,728    $  3,463

    Supplemental Disclosures of Noncash Investing and Financing Activities:
       During 1994 and 1993, capital lease obligations of $1,313 and $457, respectively, were incurred by
       R & T Group, Inc. in connection with its Master Lease Agreement for various items of construction equipment.

    The accompanying schedule and footnotes are an integral part of the financial statements.
                                                          - 11 -


    Consolidated Balance Sheet                                                      South Jersey Industries, Inc. and Subsidiaries
    (In Thousands)                                                                                   December 31,
                                                                                                -----------------------
    Assets                                                                                         1994         1993
    Property, Plant and Equipment: (Note 1)
       Utility Plant, at original cost                                                          $ 504,259    $ 471,549
          Accumulated Depreciation                                                               (136,112)    (126,722)
       Gas Plant Acquisition Adjustment - Net                                                       2,150        2,225
       Nonutility Property and Equipment, at cost                                                  63,613       59,106
          Accumulated Depreciation and Depletion                                                  (31,810)     (30,065)
                                                                                                ----------   ----------
          Property, Plant and Equipment - Net                                                     402,100      376,093
                                                                                                ----------   ----------
    Available-for-Sale Securities (Note 5)                                                            830          917
                                                                                                ----------   ----------
    Current Assets:
       Cash and Cash Equivalents (Notes 1 & 7)                                                     14,208        9,935
       Accounts Receivable                                                                         35,213       31,026
       Unbilled Revenues (Note 1)                                                                  15,154       18,502
       Provision for Uncollectibles                                                                  (991)      (1,026)
       Natural Gas in Storage, average cost                                                        17,082       11,495
       Materials and Supplies, average cost                                                        11,995       11,489
       Prepayments and Other                                                                        2,909        2,771
                                                                                                ----------   ----------
          Total Current Assets                                                                     95,570       84,192
                                                                                                ----------   ----------
    Accounts Receivable - Merchandise                                                               2,015        2,221
                                                                                                ----------   ----------
    Deferred Debits: (Note 1)
       Environmental Remediation Costs: (Note 9)
         Expended - Net                                                                            13,361       14,355
         Liability for Future Expenditures                                                         17,026       11,868
       Gross Receipts & Franchise Taxes                                                             5,268        5,668
       Income Taxes - Flowthrough Depreciation (Notes 1 & 4)                                       16,933       17,296
       Deferred Fuel Costs - Net                                                                        -        5,345
       Deferred Postretirement Benefit Costs (Note 1)                                               6,567        3,902
       Other                                                                                       11,425        9,921
                                                                                                ----------   ----------
          Total Deferred Debits                                                                    70,580       68,355
                                                                                                ----------   ----------
          Total Assets                                                                          $ 571,095    $ 531,778
                                                                                                ==========   ==========
    Capitalization and Liabilities
    Capitalization: (see Schedule)
       Common Equity (Notes 6 & 8)                                                              $ 154,972    $ 140,526
       Redeemable Cumulative Preferred Stock (Note 3)                                               2,494        2,584
       Long-Term Debt                                                                             153,086      144,305
                                                                                                ----------   ----------
          Total Capitalization                                                                    310,552      287,415
                                                                                                ----------   ----------
    Current Liabilities:
       Notes Payable (Note 7)                                                                      80,200       82,750
       Current Maturities of Long-Term Debt                                                         9,455        8,230
       Accounts Payable                                                                            35,237       27,814
       Customer Deposits                                                                            5,895        5,781
       Gross Receipts & Franchise Taxes Accrued (Note 1)                                              196       13,472
       Environmental Remediation Costs (Note 9)                                                     5,175        3,624
       Interest Accrued and Other Current Liabilities                                              12,029        9,707
                                                                                                ----------   ----------
          Total Current Liabilities                                                               148,187      151,378
                                                                                                ----------   ----------
    Deferred Credits and Other Non-Current Liabilities: (Note 1)
       Accumulated Deferred Income Taxes - Net (Note 4)                                            63,425       63,648
       Investment Tax Credits                                                                       6,807        7,428
       Deferred Revenues:
         Customer Refund Obligation                                                                 3,500            -
         Other Deferred Revenues                                                                    9,338            -
       Pension and Other Postretirement Benefits                                                   10,329        6,602
       Environmental Remediation Costs (Note 9)                                                    11,902        8,260
       Other                                                                                        7,055        7,047
                                                                                                ----------   ----------
          Total Deferred Credits and Other Non-Current Liabilities                                112,356       92,985
                                                                                                ----------   ----------
    Commitments and Contingencies (Note 9)
          Total Capitalization and Liabilities                                                  $ 571,095    $ 531,778
                                                                                                ==========   ==========

    The accompanying schedule and footnotes are an integral part of the financial statements.







    Schedule of Consolidated Capitalization                                            South Jersey Industries, Inc.
                                                                                           and Subsidiaries
    (In Thousands Except for Share Data)                                                                December 31,
                                                                                                   ---------------------
                                                                                                      1994        1993
                                                                                                   ---------   ---------
    Common Equity (Notes 6 & 8)
       Common Stock: Par Value $1.25 per share; Authorized 20,000,000 shares;
        Outstanding Shares: 10,715,211 (1994) and 9,804,576 (1993)
       Balance at Beginning of Year                                                                $ 12,256    $ 11,872
       Dividend Reinvestment and Stock Purchase Plan & Employee Stock Option Plan                     1,138         384
                                                                                                   ---------   ---------
       Balance at End of Year                                                                        13,394      12,256
       Premium on Common Stock                                                                      110,081      94,381
       Retained Earnings                                                                             31,497      33,889
                                                                                                   ---------   ---------
             Total Common Equity                                                                    154,972     140,526
                                                                                                   ---------   ---------
    Redeemable Cumulative Preferred Stock (Note 3)
       South Jersey Gas Company, Par Value $100 per share
          Authorized Shares: 50,004 (1994) and 50,904 (1993)
          Outstanding Shares: Series A, 4.70% -  5,700 (1994) and 6,600 (1993)                          570         660
                              Series B, 8.00% - 19,242                                                1,924       1,924
                                                                                                   ---------   ---------
             Total Redeemable Cumulative Preferred Stock                                              2,494       2,584
                                                                                                   ---------   ---------
    Long-Term Debt (A)
       South Jersey Gas Company:
          First Mortgage Bonds (B):
             7 7/8% Series due 1994                                                                       -       2,986
                 8% Series due 1995                                                                      71         205
             8 1/4% Series due 1996                                                                   2,089       2,180
             8 1/4% Series due 1998                                                                   3,397       3,534
               9.2% Series due 1998                                                                   4,889       7,111
              8.19% Series due 2007                                                                  25,000      25,000
            10 1/4% Series due 2008                                                                  25,000      25,000
                 9% Series due 2010                                                                  35,000      35,000
              6.95% Series due 2013                                                                  35,000      35,000
          Term Note, 8.47% due 2001 (C)                                                              15,000           -
       Energy & Minerals, Inc.:
          Senior Notes, 9.66% due 2000 (D)                                                            5,250       6,125
          Direct Reduction Note, 9.1% due 1994                                                            -         319
          Note, 7% due 2001 (E)                                                                       2,000           -
       R & T Group, Inc.:
          Senior Notes, 9.66% due 2000 (D)                                                            8,250       9,625
          Master Lease Agreement                                                                      1,595         450
                                                                                                   ---------   ---------
             Total Long-Term Debt Outstanding                                                       162,541     152,535
             Less Current Maturities                                                                  9,455       8,230
                                                                                                   ---------   ---------
             Total Long-Term Debt                                                                   153,086     144,305
                                                                                                   ---------   ---------
    Total Capitalization                                                                           $310,552    $287,415
                                                                                                   =========   =========

    (A) The long-term debt maturities and sinking fund requirements for the succeeding five years are as follows:
        1995, $9,455,295; 1996, $11,376,305; 1997, $10,141,520; 1998, $14,844,541; and 1999, $11,885,851.
    (B) SJG's First Mortgage dated October 1, 1947, as supplemented, securing the First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility plant.
    (C) On December 2, 1994, SJG entered into an unsecured Long-Term Debt Agreement consisting of a $15,000,000 term loan, 8.47% due 2001 and a $5,000,000 revolving credit facility.
    (D) These notes are the subject of a support agreement by SJI.
    (E) On October 13, 1994, EMI entered into a long-term financing agreement for $2,000,000, 7% due 2001, as part of an acquisition of sand reserves and various construction equipment.



Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Practices:

Consolidation - The consolidated financial statements include the accounts of South Jersey Industries, Inc. (the Company) and all of its subsidiaries. Certain intercompany transactions, amounting to approximately $6.2 million, $6.1 million and $6.8 million, respectively, in 1994, 1993 and 1992, were not required to be eliminated. Such amounts were capitalized to utility plant or environmental remediation costs on the South Jersey Gas Company (SJG) books of account and are recoverable by SJG through the rate-making process (See Note 9). All other significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made of previously reported amounts to conform with classifications used in the current year.

Regulation - The Company's principal subsidiary, SJG, is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU) and maintains its accounts in accordance with the prescribed Uniform System of Accounts of that Board.

On December 14, 1994, the BPU granted SJG a rate increase of $12.1 million based on an overall rate of return of 9.51 percent, including an 11.5 percent return on equity. Nearly the entire amount of the increase will come from the residential, commercial and small industrial customer classes. In addition, SJG is allowed to retain the first $4.0 million of pretax interruptible and off-system margins combined and 20 percent of such margins above that level.

In addition to the rate increase, the BPU approved a change in SJG's Temperature Adjustment Clause (TAC), a mechanism designed to reduce the impact of extreme fluctuations in temperature on SJG and its customers, which will require colder weather before an adjustment is required to customer billings. The BPU order also provides partial recovery of the costs associated with SJG's adoption of FASB No. 106 and the continued deferral of all unrecovered costs. The recovery of these additional costs will be addressed in SJG's next rate petition and it is expected that recovery will be included in future base rates. In addition, SJG is recovering from ratepayers the carrying costs associated with the accelerated gross receipts and franchise tax payment in April 1994, which resulted from new legislation adopted in 1991. As part of the new tariff changes approved, SJG also implemented new tariffs which will give large industrial and commercial customers more opportunities to manage their own gas supplies. As with past flexible rates, these changes will not have a negative impact on SJG's net income.

In December 1994, the BPU ordered a $3.5 million customer refund which resulted in a $2.3 million (net of taxes), or $0.22 per share, unfavorable impact on 1994 consolidated net income. This refund was part of a global settlement which expedited the resolution of a series of matters pending before the BPU including the rate case discussed above and SJG's 1993-1994 Levelized Gas Adjustment Clause (LGAC). Although the BPU's decision had no finding of fault or imprudency, SJG accepted this settlement to avoid exposure and protracted litigation cost. Customers will receive the $3.5 million refund through the 1994-1995 LGAC which will be placed in effect upon the completion of that separately pending proceeding.

Utility Revenues - SJG, in accordance with industry practices, bills most of its customers on a monthly cycle basis, although certain large industrial customers are billed at or near the end of each month. An accrual is made to recognize the unbilled revenues from the date of the last bill to the end of period.

In accordance with a BPU order, SJG is allowed to recover the excess cost of gas sold over the cost thereof included in the base rates through the LGAC. Such collection is made on a forecasted basis, after a hearing, upon BPU order. Under- and over-recoveries of gas costs are deferred and included in the determination of the following year's LGAC. Interest is paid on overcollected LGAC balances based on SJG's return on rate base as determined in its base rate proceedings.

Property, Plant & Equipment - Utility plant is stated at original cost as defined for regulatory purposes; nonutility plant is stated at cost. The cost of additions, replacements and renewals of units of property is charged to the appropriate plant account.

Depreciation and Amortization - Depreciation of gas utility plant is provided on a straight-line basis over the estimated remaining lives of the various classes of property. These estimates are periodically reviewed and adjustments are made as required after approval by the BPU. The composite rate per annum for all depreciable utility property was approximately 2.8 percent in 1994, 1993 and 1992. Generally, with the exception of extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, together with removal costs less salvage. The gas plant acquisition adjustment, in the initial amount of approximately $3.0 million, is being amortized on a straight-line basis over a 40-year period. The unamortized balance amounting to $2.2 million at December 31, 1994, is not included in rate base. Depreciation of nonutility property is computed generally on a straight-line basis over the estimated useful lives of the property, ranging up to 45 years. Any gain or loss realized upon the disposition of nonutility property is recognized in determining net income.

Federal Income and Other Taxes - Deferred Federal Income Taxes are provided for all significant temporary differences between book and taxable income. In February 1992, the Financial Accounting Standards Board issued FASB No. 109 entitled "Accounting for Income Taxes". The Company adopted this statement in 1993. Its adoption resulted in the recording on the balance sheet of additional assets and liabilities, with the difference being credited to earnings as a cumulative effect of a change in accounting principle (See Note 4). The primary asset created as a result of adopting FASB No. 109 was income taxes - flowthrough depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented the recording of the net tax effect of excess liberalized depreciation over book depreciation on utility plant because of temporary differences for which, prior to FASB No. 109, deferred taxes had not previously been provided. These tax benefits were previously flowed through in rates and, as a result of positions taken in the 1994 rate case, the amortization of the asset will be recoverable through rates over an 18-year period beginning December 1994. The cumulative effect of this change, as of January 1, 1993, was to increase income by $382,000, or $0.04 per share. Restatement of years prior to 1993 for the effect of FASB No. 109 would not have materially changed previously reported earnings.

The Investment Tax Credits (ITC) attributable to SJG were deferred and continue to be amortized at the annual rate of 3 percent, which approximates the life of the related assets.

Effective March 1, 1978, SJG began accruing Gross Receipts and Franchise Taxes (GRAFT) on current revenues, the basis for such taxes through 1991, rather than on the previous basis of taxes paid. The one-time increase resulting from this change has been deferred and is being amortized on a straight-line basis to operations over a 30-year period. In June 1991, new GRAFT legislation was adopted in New Jersey which accelerated the payments of such taxes to a current year basis, rather than the previous basis of prior year results, by 1994. The new legislation also imposes the tax on the basis of the volume of gas sold beginning in 1992.

Pensions - The Company and its subsidiaries have several defined benefit retirement plans that provide annuity payments to substantially all full-time regular employees upon retirement. Approximately 78 percent of the plans' assets are invested in securities which, under their terms, provide for fixed income and a return of principal. The remaining assets

                                     - 14 -

Notes to Consolidated Financial Statements, Continued

of the plans are invested in professionally managed common stock portfolios. The companies pay the entire cost of the plans and the total provisions made for such plans in 1994, 1993 and 1992 aggregated approximately $2.2 million, $1.8 million and $1.6 million, respectively, including amounts for amortization of the cost of past service benefits over a period of approximately 30 years. Net periodic pension cost for 1994, 1993 and 1992 included the following components:

                                                         Thousands of Dollars
                                                         1994    1993    1992
                                                        ------  ------  ------
Service cost - benefits earned during the period        $1,738  $1,351  $1,189
Interest cost on projected benefit obligation            2,932   2,723   2,552
Actual return on plan assets                            (1,169) (3,184) (2,444)
Net amortization and deferral                           (1,292)    903     281
                                                        ------  ------  ------
        Net periodic pension cost                       $2,209  $1,793  $1,578

Assumptions as of December 31 were:
Discount rate                                 7.25%-7.50%     7.25%   8.0%-8.5%
Rate of increase in compensation levels           4.6%         4.6%      4.8%
Expected long-term rate of return on assets       8.5%    8.5%-9.5%   8.5%-9.5%

The following table sets forth the plans' funded status at December 31, 1994 and 1993:

Actuarial present value of benefit obligations:

                                                         Thousands of Dollars
                                                           1994         1993
                                                         --------     --------
Vested benefit obligation                                $(34,018)    $(32,337)
                                                         --------     --------
Accumulated benefit obligation                           $(34,167)    $(32,550)
                                                         --------     --------
Projected benefit obligation                             $(43,415)    $(40,964)
Plan assets at fair value                                  34,003       32,976
                                                         --------     --------

Projected benefit obligation in excess of plan assets      (9,412)      (7,988)
Unrecognized net loss                                       3,544        2,871
Prior service cost not yet recognized
        in net periodic pension cost                        2,725        2,633
Unrecognized net obligation at January 1                    1,013          986
                                                         --------     --------
Pension liability recognized in
        the consolidated balance sheet                   $ (2,130)    $ (1,498)
                                                         ========     ========


Postretirement Benefits Other Than Pensions - The Company and its subsidiaries provide postretirement health care and life insurance benefits to substantially all retired employees. Effective January 1, 1993, the Company adopted FASB No. 106 entitled "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits, which are principally health care, on a pay-as-you-go basis. The Company has elected to recognize the unfunded transition obligation over a period of 20 years.

The majority of the Company's costs apply to its utility subsidiary, SJG, which has previously recovered these costs on a pay-as-you-go basis through its rates. As part of SJG's 1994 base rate case settlement, SJG was granted full recovery of the current service cost component of the annual cost in addition to continued recovery of pay-as-you-go costs. The BPU also approved recovery of previously deferred 1993 and 1994 service costs totaling $2.0 million over a 5-year period beginning December 1 994. SJG is also authorized to continue recording a regulatory asset for the amount by which the cost exceeds the current level recovered in rates. The recovery of this regulatory asset, which amounted to approximately $4.6 million at December 31, 1994, will be addressed in SJG's next base rate case proceeding and it is expected that the recovery will be included in base rates.

The following table sets forth the life and health care plans' funded status at December 31, 1994 and 1993. Actuarial present value of accumulated postretirement benefit obligations:
                                                         Thousands of Dollars
                                                           1994         1993
                                                         --------     --------
Retirees                                                 $ (6,364)    $ (9,260)
Other active plan participants                            (16,813)     (24,953)
                                                         --------     --------
Accumulated postretirement benefit obligation             (23,177)     (34,213)
Fair value of plan assets                                       -            -
                                                         --------     --------
Accumulated postretirement benefit
        obligation in excess of plan assets               (23,177)     (34,213)
Unrecognized net (gain) loss                                 (673)       3,745
Unrecognized transition obligation                         16,931       26,429
                                                         --------     --------
Postretirement benefit liability recognized
        in the consolidated balance sheet                $ (6,919)    $ (4,039)
                                                         ========     ========

Net postretirement benefit cost for 1994 and 1993 consisted of the following components:
                                                         Thousands of Dollars
                                                           1994         1993
                                                         --------     --------
Service cost - benefits earned during the period         $    898     $  1,144
Actual return on plan assets                                    -            -
Interest cost on accumulated
 postretirement benefit obligation                          1,594        2,196
Amortization of transition obligation                         941        1,391
Unrecognized net loss                                          78            -
                                                         --------     --------
    Net postretirement benefit cost                      $  3,511      $ 4,731
                                                         ========     ========


A majority of the postretirement benefit cost has been capitalized and the amount of such cost expensed in 1994, 1993 and 1992 is not material.

The decrease in the accumulated postretirement benefit obligation, unrecognized transition obligation and net postretirement benefit cost for 1994 resulted primarily from a decrease in the assumed health care cost trend rates and an increase in the assumed discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1994.

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligations as of December 31, 1994 and 1993 are as follows: Medical and Drug - Ranged from 7.7 percent to 10.95 percent in 1994, grading to 5.75 percent in 2007; and 11.42 percent in 1993, grading to 6.75 percent in 2007. Dental - 7.97 percent in 1994, grading to 5.75 percent in 2002; and 8.10 percent in 1993, grading to 6.75 percent in 2002. If the health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1994, would be increased by
17.5 percent. The effect of this change on the sum of the service cost and interest cost would be an increase of 22.3 percent. The assumed discount rates used in determining the accumulated postretirement benefit obligation as of December 31, 1994 and 1993, were 7.50 percent and 7.25 percent, respectively.

FASB No. 112, "Employers' Accounting for Postemployment Benefits" became effective in 1994. This statement requires the Company to accrue the estimated cost of benefits provided by an employer to former or inactive employees after employment, but before retirement, during the years the employee provides services. The adoption of this statement did not have a material effect on the results of operations or financial position of the Company.

Statements of Cash Flows - For purposes of reporting cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

                                     - 15 -

Notes to Consolidated Financial Statements, Continued

2. Segments of Business:

Information about the Company's operations in different industry segments is presented below:

                                                      Thousands of Dollars
                                                     1994      1993      1992
                                                   --------  --------  --------
Operating Revenues:
        Gas Utility Operations                     $311,459  $277,581  $255,258
        Sand Mining Operations                       30,651    28,435    27,149
        Other Industries                             45,647    37,250    34,860
                                                   --------  --------  -------
                Total                               387,757   343,266   317,267
        Intersegment Sales                          (13,798)   (9,325)     (601)
                                                   --------  --------  --------
                Consolidated Operating Revenues    $373,959  $333,941  $316,666
                                                   ========  ========  ========

Operating Income:
        Gas Utility Operations                     $  5,109  $ 37,388  $ 37,408
        Sand Mining Operations                        3,844     2,517     2,442
        Other Industries                                953       204       241
                                                   --------  --------  --------
                Total                                39,906    40,109    40,091
        Federal Income Taxes                         (6,809)   (7,055)   (7,092)
        General Corporate Expense                    (2,232)   (2,308)   (1,829)
                                                   --------  --------  --------
                Total Operating Income             $ 30,865  $ 30,746  $ 31,170
                                                   ========  ========  ========

Depreciation, Depletion and Amortization:
        Gas Utility Operations                     $ 14,741  $ 13,881  $ 12,703
        Sand Mining Operations                        2,756     2,713     2,622
        Other Industries                              1,645     1,610     1,709
                                                   --------  --------  --------
                Total                              $ 19,142  $ 18,204  $ 17,034
                                                   ========  ========  ========

Property Additions:
        Gas Utility Operations                     $ 35,633  $ 33,260  $ 29,663
        Sand Mining Operations                        4,231     1,732     1,315
        Other Industries                              1,062       671       736
                                                   --------  --------  --------
                Total                              $ 40,926  $ 35,663  $ 31,714
                                                   ========  ========  ========

Identifiable Assets:
        Gas Utility Operations                     $509,828  $479,204  $416,177
        Sand Mining Operations                       34,049    30,841    30,903
        Other Industries                             18,299    15,727    12,483
                                                   --------  --------  --------
                Total                               562,176   525,772   459,563
        Corporate Assets                             19,270    20,495    25,219
        Intersegment Assets                         (10,351)  (14,489)  (13,508)
                                                   --------  --------  --------
                Consolidated Identifiable Assets   $571,095  $531,778  $471,274
                                                   ========  ========  ========


Gas utility operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Sand mining operations consist primarily of mining and processing sand, gravel and clay. Other industries include the utility construction, environmental services and general contracting, and the natural gas acquisition and transportation service company.

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

The preferred stock dividend requirements of SJG amounting to approximately $0.2 million for the years 1994, 1993 and 1992 have been included in the Company's statements of consolidated income under the caption "Interest and Other Charges".

If preferred stock dividends are in arrears, no dividends may be declared or paid, or other distribution made on the SJG Common Stock; and, if four or more quarterly dividends are in arrears, the Preferred Shareholders may elect a majority of the SJG directors.

The Company has 2,500,000 authorized shares of Preference Stock, no par value, none of which has been issued.

4. Federal Income Taxes:

Income tax expense applicable to operations is lower than the tax that would have resulted by applying the statutory rate to income from operations before Federal Income Tax for 1994, 1993 and 1992. The reasons for the differences are as follows:
                                                        Thousands of Dollars
                                                      1994      1993      1992
                                                     ------    ------    ------
Tax at Statutory Rate                                $7,581    $7,775    $7,622

Increase (Decrease) Resulting from:
        Additional Statutory Depletion Allowance       (606)    (405)     (365)
        Amortization of ITC                            (377)    (389)     (389)
        BRC Order - Flow back of Excess
                Deferred Taxes                          (55)     (67)      (67)
        Other - Net                                     266       141       291
                                                     ------    ------    ------
                Federal Income Taxes as reported
                        on the Statements of
                        Consolidated Income           6,809     7,055     7,092
                                                     ------    ------    ------
Tax on Customer Refund Obligation                    (1,225)        -         -
                                                     ------    ------    ------
                Net Federal Income Taxes             $5,584    $7,055    $7,092
                                                     ======    ======    ======

The provision for Federal Income Taxes is composed of the following:

                                                        Thousands of Dollars
                                                      1994      1993      1992
                                                     ------    ------    ------
Current                                              $7,737    $2,390    $3,821
                                                     ------    ------    ------
Deferred:
        Repair Allowance Permitted Under the Class
                Life Asset Depreciation Range System      -        34       (65)
        Excess of Tax Depreciation Over
                Book Depreciation - Net               3,500     2,870     3,278
        Deferred Fuel Costs                          (5,536)    5,536         -
        Environmental Remediation Costs - Net          (207)     (287)      340
        Amortization of Gross Receipts Taxes           (136)     (136)     (136)
        Advances for Construction                        (7)       19        36
        BRC Order - Flow Back of Excess
                Deferred Taxes                          (55)      (67)      (67)
        Premium on Bond Redemption                      (59)      (58)      (10)
        Alternative Minimum Tax                       1,525    (2,042)     (510)
        Other - Net                                     424      (815)      794
                                                     ------    ------    ------
                Total Deferred                         (551)    5,054     3,660
                                                     ------    ------    ------
ITC                                                    (377)     (389)     (389)
                                                     ------    ------    ------
                Federal Income Taxes as reported
                        on the Statements of
                        Consolidated Income           6,809     7,055     7,092
                                                     ------    ------    ------
Tax on Customer Refund Obligation                    (1,225)        -         -
                                                     ------    ------    ------
                Net Federal Income Taxes             $5,584    $7,055    $7,092
                                                     ======    ======    ======

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liability at December 31, 1994 and 1993 are as follows:

                                                           Thousands of Dollars
                                                             1994       1993
                                                            -------    -------
Deferred Tax Liabilities:
        Tax Depreciation Over Book Depreciation             $55,195    $53,069
        Difference Between Book and Tax Basis of Property     4,417      3,285
        Deferred Fuel Costs                                       -      5,536
        Environmental Remediation Costs                       4,539      4,773
        Excess Protected                                      3,671      3,726
        Gross Receipts Taxes                                  1,791      1,927
        Other                                                 2,407      1,138
                                                            -------    -------
                Total Deferred Tax Liabilities               72,020     73,454
                                                            -------    -------
Deferred Tax Assets:
        Alternative Minimum Tax                               5,089      5,980
        ITC Basis Gross Up                                    3,506      3,826
                                                            -------    -------
                Total Deferred Tax Assets                     8,595      9,806
                                                            -------    -------
                Net Deferred Tax Liability                  $63,425    $63,648
                                                            =======    =======

The IRS completed examinations of the Company's consolidated Federal Income Tax returns for the years ended 1982 through 1988. In 1994, the Company settled these open examinations and the adjustments resulting from these audits did not have a material effect on the Company's financial position.

5. Financial Instruments:

Long-Term Debt - The fair values of the Company's long-term debt, including current maturities, as of December 31, 1994 and 1993, are estimated to be $160.9 million and $165.7 million, respectively (carrying amounts $162.5 million and $152.5 million, respectively) and are estimated based on the interest rates available to the Company at each respective year end for debt with similar terms and remaining maturities. The Company retires higher cost debt whenever it is cost effective to do so within the constraints of the respective debt covenants.

Other Financial Instruments - The carrying amounts of the Company's other financial instruments are a reasonable estimate of their fair values at December 31, 1994 and 1993.

In 1994, the Company also adopted FASB No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires the Company, among other things, to account for certain of its investments at fair market value. Adoption of this statement did not have a material effect on the results of operations or financial position of the Company.

6. Common Stock:

The Company has 20,000,000 shares of Common Stock authorized of which the following shares were issued and outstanding:
                                               1994        1993        1992
                                            ----------   ---------   ---------
Beginning of Year                            9,804,576   9,497,700   9,238,519
New Issues During Year:
        Dividend Reinvestment and
                Stock Purchase Plan            899,649     281,295     241,874
        Employees' Stock Ownership Plan          7,926       4,941       5,577
        Stock Option & Stock Appreciation
                Rights Plan                      3,060      20,640      11,730
                                            ----------   ---------   ---------
End of Year                                 10,715,211   9,804,576   9,497,700
                                            ==========   =========   =========

The average shares of Common Stock outstanding for 1994, 1993, and 1992 were 10,257,848, 9,680,035 and 9,393,652, respectively.

The par value ($1.25 per share) of the stock issued in 1994, 1993 and 1992 has been credited to common stock and the net excess over par value of approximately $15.7 million, $6.6 million and $9.6 million, respectively, has been credited to Premium on Common Stock.

On January 22, 1993, the Company's Board of Directors declared a 2 percent common stock dividend, payable on March 31, 1993, to shareholders of record at the close of business on March 10, 1993. Accordingly, the Company's financial statements and related per share amounts were restated in 1993.

The Company has a Stock Option and Stock Appreciation Rights Plan under which not more than 306,000 shares in the aggregate may be issued to officers and other key employees of the Company and its subsidiaries. No options or stock appreciation rights may be granted under the Plan after January 23, 1997. At December 31, 1994 and 1993, the Company had 50,560 and 53,620 options outstanding, respectively, exercisable at prices from $17.16 to $24.69 per share. During 1994, 1993 and 1992, 3,060, 20,640 and 11,730 options were exercised, respectively, at prices ranging from $17.16 to $17.89 per share. On September 16, 1993, the Company granted options on 10,000 shares exercisable at $24.69. No options were granted in 1994 or 1992. No stock appreciation rights have been issued under the plan. The stock options outstanding at December 31, 1994, 1993, and 1992 did not have a material effect on the earnings per share calculations. The Company also has a Dividend Reinvestment and Stock Purchase Plan (DRP) and Employees' Stock Ownership Plan (ESOP). As of December 31, 1994, 921,643 and 52,696 shares of authorized but unissued Common Stock were reserved for future issuance to the DRP and ESOP, respectively.

7. Unused Lines of Credit and Compensating Balances:

Unused lines of credit available at December 31, 1994, were approximately $102.8 million. Borrowings under these lines of credit are at market rates which approximated 6.0 and 3.5 percent at December 31, 1994 and 1993, respectively. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

8. Retained Earnings:

There are certain restrictions under various loan agreements as to the amount of cash dividends or other distributions that may be paid on the Common Stock of certain subsidiaries. The Company's aggregate equity in its subsidiaries' retained earnings that are free of these restrictions was approximately $31.5 million at December 31, 1994.

9. Commitments and Contingencies:

The estimated cost of construction and environmental remediation programs of the Company and its subsidiaries for the year 1995 aggregates $35.7 million and, in connection therewith, certain commitments have been made.

In May 1990, the BPU approved the stipulation entered into by the parties which allowed SJG to collect 100 percent of its gas costs which reflect producer-supplier take-or-pay costs from ratepayers. All costs billed by pipeline suppliers on a volumetric basis were passed through on a current basis through July 1993. The majority of the costs billed on a fixed basis have been paid over a 3-year period, but are being recovered from ratepayers over a 6-year period without interest. This recovery mechanism started in November 1990. During 1993, and 1992, the amount of these costs which have been flowed through to SJG, net of refunds, was approximately $2.1 million and $5.4 million, respectively. SJG anticipates being billed additional fixed costs of approximately $1.1 million under this stipulation; however, the order allowing for such cost recovery by one of SJG's pipelines has been remanded to the Federal Energy Regulatory Commission (FERC) for further action. The amount of these additional fixed costs which have been flowed through to SJG, net of refunds, was approximately $0.3 million during 1994.

SJG, in the normal course of conducting business, has entered into long-term contracts for the supply of natural gas, firm transportation, and long-term firm gas storage service. The earliest expiration of any of the gas supply contracts is 1999. All of the transportation and storage service agreements between SJG and its interstate pipeline suppliers are provided under tariffs on file with, and approved by, the FERC. SJG's cumulative obligations for demand charges paid to its suppliers for all of these services is approximately $4.4 million per month which is recovered on a current basis through the LGAC.

During 1992, the FERC issued a series of orders requiring all interstate pipelines to restructure their services. Included in these orders is FERC Order No. 636 which required pipelines to separate their sales and transportation services and change their rate design. Also, as a result of these orders, SJG is incurring certain transition costs that are associated with its pipeline suppliers' unbundling their services. Since not all suppliers have yet established the basis or the method of billing transition costs, SJG's total liability cannot be determined. A liability of approximately $0.7 million is recorded as of December 31, 1994, representing identified transition costs being billed to SJG by a pipeline over a 2-year period which began in April 1994. SJG expects to recover such costs resulting from these orders through its LGAC.

SJI and its subsidiaries have responded to requests from the U.S. Environmental Protection Agency and the New Jersey Department of Environmental Protection for information regarding several sites at which SJG or predecessor companies operated gas manufacturing plants or a nonutility subsidiary previously operated a fuel oil business. Manufactured gas operations were terminated at all SJG sites more than 30 years ago. The Company is currently engaged in environmental remediation activities related to some of these sites and, in connection therewith, certain costs have been incurred and recorded.

Through December 31, 1994, the Company has recorded environmental remediation costs of $37.2 million, of which $20.1 million has been expended. Management's estimate of the remaining liability of approximately $17.1 million is reflected on the consolidated balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities". Such amounts have not been adjusted for future insurance recoveries, which management is pursuing. Insurance recoveries, amounting to $1.5 million, were received by SJG in July 1994 and an additional $1.5 million was received in January 1995. These proceeds were first used to offset legal fees incurred in connection with such recoveries and the excess was used to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs to be incurred through 1997 based on projected investigation and remediation work plans using existing technologies. Estimates beyond this time cannot be made on a reliable basis due to changing technology, government regulations and site specific requirements and, therefore, have not been recorded; however, the total costs to be incurred after 1997 may be substantial. The major portion of such costs relate to the remediation of former gas manufacturing sites of SJG, which has recorded and expended amounts of $36.0 million and $19.5 million, respectively, through December 31, 1994. SJG has established a regulatory asset for these costs and is recovering its costs as expended over 7-year amortization periods, as authorized by the BPU. SJG has recovered $4.7 million through rates as of December 31, 1994. The balance of such costs and payments, amounting to $1.2 million and $0.6 million, respectively, relates to other environmental related costs including nonutility sites previously used in fuel oil operations. As of December 31, 1994, the $0.6 million relating to nonutility sites has either been expensed or capitalized to nonutility property on the books of the applicable subsidiary.

As part of SJG's rate increase effective December 14, 1994 (See Note 1), a capital structure test was implemented. The parties stipulated that by February 28, 1995, SJG's common equity balance will increase by $6.0 million as a result of an equity infusion; and its long-term debt balance will increase by $45.0 million as a result of new debt issues. SJG has already issued the $45.0 million of long-term debt (See Note 10) and met this portion of the requirement. The common equity component of this test is still under review. Since the approved overall rate of return contained in the settlement is based upon these projected increases in capital levels, a mechanism was included that would result in a reduction to customers' rates through the immediately following LGAC to the extent the fundings are not in place. SJG anticipates that these capital levels will be reached by February 28, 1995; however, not achieving such levels will not have a material effect on the financial position of the Company.

10: Subsequent Event:

On January 31, 1995, SJG sold privately $30.0 million of Unsecured Debenture Notes, 8.6% due February 1, 2010.


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

Independent Auditor's Report

To the Shareholders and
Board of Directors of
South Jersey Industries, Inc.:


We have audited the consolidated balance sheet of South Jersey Industries, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related statements of consolidated income, consolidated retained earnings and consolidated cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of South Jersey Industries, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

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


Deloitte & Touche, LLP
Philadelphia, Pennsylvania
February 15, 1995



Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations - 1994 Compared with 1993 - Utility revenues increased in 1994 due to increased volumes of gas sold and transported. In 1994, 74.0 billion cubic feet (Bcf) of natural gas was sold and transported compared with 59.1 Bcf in 1993. The major portion of the increase in volumes sold and transported in 1994 was due to wholesale marketing activity (off-system sales). The wholesale sale of natural gas outside of SJG's traditional service area is now permitted as a result of federal action. Such sales are made in a highly competitive market environment and are subject to modest profit margins, thereby impacting the gross margin on utility sales (Utility Revenues less Gas Purchased for Resale). Residential and commercial sales also increased; however, such increases were partially offset by lower firm industrial and cogeneration sales, and lower interruptible sales. SJG added approximately 6,300 customers in 1994 compared with 5,900 customers in 1993. The increased revenues in 1994 were partially offset by temperature adjustment clause credits to be passed back to customers. This clause insulates SJG from the earnings impact of extremely warm weather and insulates customers from the effects of extremely cold weather. A
4.4 percent increase in utility revenue was approved by the BPU, effective December 14, 1994. As part of the approved tariff changes, larger industrial and commercial customers have been given more flexibility to manage their gas supplies. This is being done through rates for the delivery of gas which will not negatively impact SJG's net income. Nonutility revenues increased in 1994 due to increases in sales volumes by The Morie Company, Inc. (Morie) and South Jersey Energy Company (SJE).

Gas purchased for resale increased in 1994 principally due to higher volume gas sales, partially offset by the effect of lower unit prices for natural gas. Utility operating expenses are higher primarily due to higher payroll related and insurance costs. Nonutility operating expenses are higher due to costs associated with increased sales. Maintenance expense increased in 1994 principally due to increases in nonutility costs.

Depreciation is higher in 1994 due to increased investment in property, plant and equipment.

Gross Receipts and Franchise Taxes are lower in 1994 due to an increase in the transportation of natural gas which is subject to lower unit tax rates.

Customer refund obligation - net reflects a charge related to a global settlement resolving several issues before the BPU, including the rate case discussed above and SJG's 1993-1994 Levelized Gas Adjustment Clause (LGAC). Although the BPU's decision had no finding of fault or imprudency, SJG accepted this settlement to avoid exposure and protracted litigation cost.

Interest charges increased in 1994 principally due to the effects of: higher levels of long-term debt outstanding; an increase in the level of short-term debt outstanding and increases in short-term interest rates; partially offset by the deferral of carrying costs related to the accelerated payment of gross receipts and franchise taxes.

Net income applicable to common stock and earnings per share decreased in 1994 principally due to increases in utility operating expenses and interest costs and the customer refund obligation ($0.22 per share) described above. The decrease is partially offset by increased revenues and earnings from nonutility operations. The decrease in earnings per share was also impacted by the effect of a higher average number of common shares outstanding.

Results of Operations - 1993 Compared with 1992 - Utility revenues increased in 1993 principally due to increased residential sales, recognition of previously deferred levelized gas adjustment clause overcollections, and higher interruptible sales. Such increases were partially offset by lower cogeneration and electric generation firm sales. The increase in residential sales reflects the impact of 5,500 net customer additions and weather which was slightly colder in 1993. Net residential customer additions amounted to 5,600 in 1992. Nonutility revenue increased due to increased sales by Morie and SJE, partially offset by lower revenues by R&T Group, Inc. Increased sales were partially offset by increased cost of sales and other operating expenses. Nonutility operating results include increased operating income by Morie and SJE, partially offset by an R&T Group operating loss in 1993. R&T Group experienced the impact of price competition and depressed economic activity in the construction sector. While R&T Group's construction revenues decreased in 1993, revenues from environmental remediation activities increased.

Gas purchased for resale increased in 1993 due to increased volumes of gas sold and higher unit prices. Utility operating expenses are higher primarily due to increased payroll and employee benefit cost and higher distribution and regulatory expense. Maintenance cost is higher in 1993 principally due to increases in gas utility maintenance cost partially offset by lower nonutility maintenance cost. Utility maintenance cost includes the amortization of deferred costs related to the remediation of former gas manufacturing sites.

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

Net income applicable to common stock increased in 1993 as a result of the improvement in utility earnings. This included the effect of retaining increased margins on interruptible sales as a result of the base rate case order which became effective August 10, 1992. Earnings per share is lower due to the impact of a higher average number of common shares outstanding in 1993.

Liquidity - Management anticipates that future operations will continue to generate sufficient cash flows to meet its operating needs, pay dividends, repay current portions of long-term debt and finance a portion of the Company's planned capital expenditures. In 1994, cash flow was impacted by the accelerated gross receipts and franchise tax payment of $12.2 million to the State of New Jersey. In 1993, cash flow was impacted by an accelerated gross receipts and franchise tax payment of approximately $15.4 million. SJG recovers the carrying costs associated with the accelerated payments in rates, as allowed by the BPU (See Note 1).

Seasonal aspects of the Company's subsidiary operations affect cash flows, revenues and operating expenses and, generally, the level of current assets and current liabilities. Utility operations are usually greater during the first and fourth quarters, reflecting the impact of higher sales resulting from colder weather. Sand mining and construction operations are usually greater during the second and third quarters, reflecting higher demand for sand products and construction services during warmer weather. The increase in cash and cash equivalents and accounts receivable at December 31, 1994, principally reflects increased sales from nonutility operations. The increase in natural gas inventory is principally the result of gas storage and supply arrangements with customers for off-system sales. The accounts payable increase is related to the increase in natural gas inventory.

Cash flows from operations are impacted by amounts collected in excess of, or undercollections from, tariffs established under SJG's LGAC. Overcollections represent increases in cash flow while undercollections reflect decreases in cash flow. In 1994, net cash flows increased by $18.2 million, primarily due to the LGAC. At December 31, 1994, the balance of overcollections of approximately $9.3 million and the customer refund obligation of $3.5 million will be subject to recovery by SJG's customers in the 1994-1995 LGAC period. In 1993, cash flow was reduced by approximately $18.3 million, primarily due to the return to customers of overcollections in the 1992-1993 LGAC. Overcollections are reflected in the balance sheet under the caption "Deferred Revenues" and undercollections are reflected in the balance sheet under the caption "Deferred Fuel Costs - Net".

Short-term bank lines of credit aggregate $183.0 million of which $102.8 million was unused at December 31, 1994. The credit lines are uncommitted and unsecured, with borrowings thereunder being affected for various terms of less than one year, at interest rates less than the prime rate of interest, in effect at the time of borrowing.

Cash flow from nonutility operations is generally retained in the nonutility companies. Amounts in excess of cash requirements, including dividends, are invested. Such activities are not considered material in relation to the financial statements taken as a whole.

The adoption of FASB No. 109 in 1993 resulted in the creation of a regulatory asset and a deferred income tax liability. As the amortization of the asset occurs ("Income Taxes - Flowthrough Depreciation"), such amortization will be recoverable through rates over an amortization period of 18 years (See Notes 1 and 4). Also, FASB No. 106 requires an accrual basis of accounting for such benefits. Its adoption in 1993, as measured in accordance with the statement, reflected an unfunded transition obligation of $27.8 million which is being recognized over 20 years. The majority of the postretirement benefit costs apply to SJG, which, as prescribed by the BPU, has recorded a regulatory asset of approximately $6.6 million at December 31, 1994 (See Note 1). This amount represents the excess of the annual cost over the level of costs recovered under current rates. The BPU order of December 1994 provides for partial recovery of costs associated with FASB No. 106 and prescribes continued deferral of unrecovered costs for consideration in SJG's next rate case (See Note 1). To the extent such costs are recoverable in rates, the BPU order provides for a separate trust fund for the management of revenues and costs associated with such postretirement benefits. The adoption of FASB Nos. 109 and 106 has not adversely impacted liquidity or debt covenants. In addition, the application of FASB No. 112, "Employers' Accounting for Postemployment Benefits", and FASB No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which became effective in 1994, did not have a material effect on the Company's financial statements and cash flows.

During 1992, the FERC issued a series of orders requiring all interstate pipelines to restructure their services. Included in these orders is FERC Order No. 636 which required the pipelines to separate sales and transportation services and to change their rate design. Also, as a result of these orders, SJG is incurring certain transition costs that are associated with its pipeline suppliers unbundling their services.

Since not all suppliers have yet established the basis or the method of billing transition costs, SJG's total liability cannot be determined. A liability of approximately $0.7 million is recorded as of December 31, 1994, representing identified transition costs being billed to SJG by a pipeline over a 2-year period which began in April 1994. SJG expects to recover such costs through its LGAC (See Note 9).

Under FERC Order No. 636, as amended, SJG is responsible for securing and maintaining its own gas supplies from producers and other suppliers. SJG has entered into several contracts which, when combined, replaced 100 percent of long-term gas supplies previously purchased from interstate pipelines. SJG does not expect any adverse impact on its operations, cash flows or liquidity from the implementation of FERC Order No. 636. SJG expects to recover the costs resulting from these orders through its LGAC.

The FERC's actions unbundling the services of natural gas pipelines under Orders No. 636 and 547 were designed to increase competition by providing greater access by buyers and sellers to pipeline systems. As a result, companies such as SJG and SJE have greater flexibility in marketing gas, transportation and storage capacity.

SJG, in the normal course of conducting business, has entered into long-term contracts for the supply of natural gas, firm transportation, and long-term firm gas storage service. The earliest expiration of any of these gas supply contracts is 1999. All of the transportation and storage service agreements between SJG and its interstate pipeline suppliers are provided under tariffs on file with, and approved by, the FERC. SJG's cumulative obligations for demand charges paid to its suppliers for all of these services is approximately $4.4 million per month which is recovered on a current basis through its LGAC. Certain storage and supply agreements are entered into with third parties under which SJG has no responsibility except to store natural gas and permit withdrawals by such third parties. A fee is charged for this service by SJG; however, SJG may, at its option, withdraw such gas for its own use at pre-defined unit rates. In connection with the global settlement with the BPU, a focused management audit will be made by the BPU concentrating on SJG's gas planning and purchasing practices. Management believes that its practices are appropriate and does not expect that the results of the focused audit will result in any material changes to its practices.

Through December 31, 1994, the Company has recorded environmental remediation costs of $37.2 million, of which $20.1 million has been expended. The remaining liability of approximately $17.1 million is reflected in the balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities". Such amounts have not been adjusted for future insurance recoveries, which management is pursuing. SJG has realized insurance recoveries of $3.0 million which are offset against legal costs and deferred remediation costs as prescribed by the BPU. Recorded amounts include estimated costs to be incurred through 1997 based on projected investigation and remediation work plans using existing technologies. Estimates beyond this time cannot be made on a reliable basis due to changing technology, government regulations and site-specific requirements and, therefore, have not been recorded; however, the total costs to be incurred after 1997 could be substantial. The major portion of such costs relate to the remediation of former gas manufacturing sites of SJG, which has recorded and expended amounts of $36.0 million and $19.5 million, respectively, through December 31, 1994. SJG has established a regulatory asset for these costs and is recovering such costs over 7-year amortization periods, as authorized by the BPU. SJG has recovered $4.7 million through rates as of December 31, 1994. The balance of such costs and payments, amounting to $1.2 million and $0.6 million, respectively, relates to other environmental related costs including nonutility sites previously used in fuel oil operations.

Capital Resources - The Company has a continuing need for cash resources and capital, primarily to invest in new and replacement equipment and facilities for its utility subsidiary. Total construction expenditures for utility and nonutility operations were $41.4 million in 1994. Construction expenditures for 1995 are estimated at approximately $30.5 million and approximately $40.0 million annually in 1996 and 1997, respectively. Such investment is expected to be funded from several sources, including cash generated by operations, temporary use of short-term debt, sale of first mortgage bonds, sale of common stock and capital leases.

The proceeds of the Company's Dividend Reinvestment and Stock Purchase Plan were used for general corporate purposes. In 1994, SJI issued 910,635 shares of common stock through its various plans, including a Stock Option and Stock Appreciation Rights Plan, its Dividend Reinvestment and Stock Purchase Plan and Employees' Stock Ownership Plan, for approximately $16.8 million. In 1993, SJI issued 306,876 common shares for approximately $7.0 million under such plans (shares issued reflect the 2 percent stock dividend declared in the first quarter of 1993). New common shares were issued for shares purchased through the various plans in 1993 and the nine months ended September 30, 1994. Beginning in November 1994, the Company began to purchase common shares in the open market to satisfy share purchase requirements under its dividend reinvestment and stock purchase plan. This action reduces the dilutive effect resulting from the issuance of new common shares.

On June 29, 1993, SJG sold $35.0 million of First Mortgage Bonds, 6.95% Series. The proceeds of this issue were used to reduce short-term debt incurred in connection with SJG's construction program. In 1994, SJG entered into a bank credit facility under which it issued a $15 million unsecured term note and under which SJG can borrow an additional $5.0 million under a revolving credit facility. The term note matures December 31, 2001, and is payable in seven consecutive year-end installments beginning in 1995. In January 1995, SJG also issued $30.0 million of 8.6% Debenture Notes maturing February 1, 2010.

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


    Quarterly Financial Data

    The summarized quarterly results of operations of the Company, in thousands except for per share amounts, for 1994 and 1993 are presented below:

                                                1994 Quarter Ended                            1993 Quarter Ended
                                    ------------------------------------------    ------------------------------------------
                                     March 31   June 30    Sept. 30   Dec. 31      March 31   June 30    Sept. 30   Dec. 31
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------

    Operating Revenues              $138,943   $ 67,345   $ 68,060   $ 99,611     $113,447   $ 65,150   $ 60,529   $ 94,815
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Operating Expenses:
     Operation and Maintenance
      Including Fixed Charges        107,894     61,051     66,437     82,192       83,171     59,425     57,785     76,139
     Federal Income Taxes              5,372        125     (1,067)     2,379        5,168       (115)      (788)     2,790
     Gross Receipts, Franchise
      and Other Taxes                 15,914      5,670      4,268      9,070       14,994      5,810      4,322     10,269
    Customer Refund Obligation - Net       -          -          -      2,275            -          -          -          -
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Income (Loss) Before Cumulative
     Effect of a Change in
     Accounting Principle              9,763        499     (1,578)     3,695       10,114         30       (790)     5,617

    Cumulative Effect of a Change
     in Accounting Principle               -          -          -          -          382          -          -          -
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Net Income (Loss) Applicable
     to Common Stock                $  9,763   $    499   $ (1,578)  $  3,695     $ 10,496   $     30   $   (790)  $  5,617
                                    =========  =========  =========  =========    =========  =========  =========  =========
    Earnings (Loss) Per Common
     Share (Based on Average
      Shares Outstanding)(1):

    Before Cumulative Effect of a Change
       in Accounting Principle      $   0.99   $   0.05   $  (0.15)  $   0.34     $   1.06   $   0.00   $  (0.08)  $   0.57
      Cumulative Effect of a Change
        in Accounting Principle         0.00       0.00       0.00       0.00         0.04       0.00       0.00       0.00
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Earnings (Loss) per
      Common Share                  $   0.99   $   0.05   $  (0.15)  $   0.34     $   1.10   $   0.00   $  (0.08)  $   0.57
                                    =========  =========  =========  =========    =========  =========  =========  =========
    Average Shares Outstanding         9,887      9,974     10,456     10,715        9,567      9,636      9,713      9,804

    (1)  The sum of the quarters for 1994 does not equal the total due to the dilution resulting from the number of shares issued during the year.

    NOTE:  Because of the seasonal nature of the business, statements for the three-month periods are not indicative of the results for a full year.





    Market Price of Common Stock and Related Information

                            Market Price                                            Market Price
    Quarter Ended           Per Share         Dividends     Quarter Ended           Per Share         Dividends
    -------------         ------------------  Declared      -------------         ------------------  Declared
    1994                    High      Low     Per Share     1993                    High      Low     Per Share
    -------------         --------  --------  ---------     -------------         --------  --------  ---------
    March 31              24        21 1/4      $0.360      March 31              26        22 1/4      $0.353
    June 30               22 1/8    17 3/4      $0.360      June 30               25 1/2    23 5/8      $0.360
    Sept. 30              19 1/4    16 5/8      $0.360      Sept. 30              27 1/2    24 1/8      $0.360
    Dec. 31               18 1/8    16 5/8      $0.360      Dec. 31               25 3/4    22 7/8      $0.360

    These quotations are based on the list of composite transactions of the New York Stock Exchange.  The Company's stock is traded on the New York and Philadelphia stock exchanges and the ticker symbol is SJI.  The Company has declared and expects to continue to declare regular quarterly cash dividends.  As of December 10, 1994, the latest available date, the stock records indicate that there were approximately 13,955 shareholders.

                                               - 22 -



    South Jersey Industries, Inc. and Subsidiaries Comparative Operating Statistics

                                                  1994        1993        1992        1991        1990
                                               ---------   ---------   ---------   ---------   ---------
    South Jersey Gas Company
    Operating Revenues (Thousands):
     Firm
       Residential                             $151,857    $142,409    $131,749    $117,904    $112,362
       Commercial                                61,848      57,392      56,774      51,833      51,102
       Industrial & Other                         9,397      14,725      17,273      12,070      15,871
       Cogeneration & Electric Generation        19,301      23,726      24,110      12,899       2,213
       Firm Transportation                       18,092      13,746      11,120      10,252       8,578
                                               ---------   ---------   ---------   ---------   ---------
          Total Firm                            260,495     251,998     241,026     204,958     190,126

     Interruptible                                6,610      11,299       8,283       9,425      14,375
     Interruptible Transportation                 2,985       2,412       2,837       2,891       2,896
     Off-System                                  38,163       8,788           -           -           -
     Other                                        3,206       3,084       3,112       3,022       3,139
                                               ---------   ---------    --------    --------    --------
          Total Operating Revenues             $311,459    $277,581    $255,258    $220,296    $210,536
                                               =========   =========   =========   =========   =========
    Gas Sales and Transportation Volumes (MMcf):
     Firm
       Residential                               19,543      19,368      18,748      16,442      15,439
       Commercial                                 9,276       9,182       9,686       8,812       8,514
       Industrial & Other                         1,364       2,599       3,341       2,412       2,911
       Cogeneration & Electric Generation         5,384       6,741       8,629       4,593         693
       Firm Transportation                       14,401      10,194       8,739       6,858       4,965
                                               ---------   ---------   ---------   ---------   ---------
          Total Firm Sales                       49,968      48,084      49,143      39,117      32,522
                                               ---------   ---------   ---------   ---------   ---------
     Interruptible                                1,810       3,105       2,333       2,613       4,158
     Interruptible Transportation                 5,424       4,328       5,455       5,519       5,429
     Off-System                                  16,840       3,563           -           -           -
                                               ---------   ---------   ---------   ---------   ---------
          Total Gas Sales & Transportation       74,042      59,080      56,931      47,249      42,109
                                               =========   =========   =========   =========   =========
    Number of Customers at Year End:
       Residential                              224,394     218,484     212,939     207,366     201,962
       Commercial                                16,615      16,206      15,849      15,629      15,275
       Industrial                                   397         377         394         393         399
                                               ---------   ---------   ---------   ---------   ---------
          Total Customers                       241,406     235,067     229,182     223,388     217,636
                                               =========   =========   =========   =========   =========
    Maximum Daily Sendout (MMcf)                    370         318         290         277         270
                                               =========   =========   =========   =========   =========
    Annual Degree Days                            4,820       4,953       4,916       4,195       3,597
                                               =========   =========   =========   =========   =========
    Normal Degree Days *                          4,453       4,445       4,409       4,557       4,559
                                               =========   =========   =========   =========   =========
    The Morie Company, Inc.
    Operating Revenues (Thousands):
       New Jersey                              $ 17,765    $ 16,175    $ 14,884    $ 16,344    $ 18,136
       Other                                     12,886      12,260      12,265      10,753      10,607
                                               ---------   ---------   ---------   ---------   ---------
          Total Operating Revenues             $ 30,651    $ 28,435    $ 27,149    $ 27,097    $ 28,743
                                               =========   =========   =========   =========   =========
    Sand & Gravel Sales (Thousands of Tons):
       New Jersey                                 1,847       1,634       1,359       1,749       1,942
       Other                                      1,027         914         969         850         880
                                               ---------   ---------   ---------   ---------   ---------
          Total Sales                             2,874       2,548       2,328       2,599       2,822
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

W. Cary Edwards
Partner, law firm of Edwards & Caldwell, Fairlawn, N.J.

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

Shirli M. Vioni, Ph.D.
Superintendent, Oberlin, Ohio City Schools, Oberlin, Ohio



South Jersey Industries, Inc.
Committees and Members

Executive Committee
William F. Ryan, Chairman
Frank L. Bradley, Jr.
Richard L. Dunham
Thomas L. Glenn, Jr.
Clarence D. McCormick
Peter M. Mitchell

Compensation/Pension Committee
Richard L. Dunham, Chairman
Frank L. Bradley, Jr.
W. Cary Edwards
Vincent E. Hoyer
Marilyn Ware Lewis
Clarence D. McCormick
Peter M. Mitchell

Audit Committee
Thomas L. Glenn, Jr., Chairman
W. Cary Edwards
Herman D. James
Marilyn Ware Lewis
Jackson Neall
Shirli M. Vioni

Management Development Committee
Shirli M. Vioni, Chairman
Vincent E. Hoyer
Herman D. James
Peter M. Mitchell
Jackson Neall
William F. Ryan, Ex Officio



South Jersey Industries, Inc.
Officers

William F. Ryan
President and Chief Executive Officer

Gerald S. Levitt
Vice President and Chief Financial Officer

George L. Baulig
Secretary and Assistant Treasurer

Richard B. Tonielli
Treasurer

William J. Smethurst, Jr.
Assistant Secretary and Assistant Treasurer


                                     - 24 -


                               Bank Cover - Inside


Corporate Headquarters

Number One South Jersey Plaza
Route 54
Folsom, NJ 08037-9917
(609) 561-9000
TDD only 1-800-547-9085

Transfer Agent and Registrar
First Fidelity Bank, N.A., New Jersey
Stock Transfer Department
765 Broad Street
Newark, NJ 07101

Dividend, Dividend Reinvestment and Other Shareholder Inquiries
South Jersey Industries, Inc.
Shareholder Records Department
Number One South Jersey Plaza
Route 54
Folsom, NJ 08037-9917


Annual Meeting Information

The Annual Meeting of Shareholders will be held on Thursday, April 20, 1995 at 10:00 a.m. at the company's corporate headquarters.

South Jersey Industries, Inc. stock is traded on the New York and Philadelphia stock exchanges under the trading symbol, SJI.

The information contained herein is not given in connection with any sale or offer of, or solicitation of an offer to buy, any securities.

         This report is printed on recycled paper




                              Back Cover - Outside


South Jersey Industries, Inc.
Number One South Jersey  Plaza
                      Route 54
Folsom, New Jersey     08037


        SJI LOGO