Form 10-K, Exhibit 13
period 1995-12-31
SOUTH JERSEY INDUSTRIES INC
filed 1996-03-27
CIK 91928

Exhibit 13

                              Front Cover - Outside


SouthJersey Industries, Inc.
1995
Annual Report




                              Front Cover - Inside


Company Profile

South Jersey Industries, Inc. is a diversified holding company with investments in natural gas distribution and marketing, sand mining and distribution, utility construction, general contracting and environmental consulting and remediation. South Jersey Gas Company is a natural gas distribution utility supplying natural gas and transportation services to residential, commercial and industrial customers in southern New Jersey. Gas Company also makes wholesale sales in the interstate market. South Jersey Energy Company provides services for the acquisition and transportation of natural gas for retail end users. Energy & Minerals, Inc. manages the operations of The Morie Company, Inc., a sand mining and distribution company; and South Jersey Fuel, Inc., a wholesale natural gas marketing company. R & T Group, Inc. manages the interests of five companies involved in construction and environmental services.

About Our Cover

SJI's subsidiaries work together much like smaller gears interconnecting to turn a larger wheel. Our success over the competition depends on all of the gears working together to create shareholder value, cost control, employee productivity, quality, customer satisfaction, business growth and teamwork.


INSERT:  Map of South Jersey Gas Company Service Area
         Shows location of Main Office, SJG Divisions, and
         SJG Gas Advantage Stores


    1995 HIGHLIGHTS

    Five-Year Summary of Selected Financial Data                                South Jersey Industries, Inc. and Subsidiaries
    (In Thousands Where Applicable)                                                       Year Ended December 31,
                                                                         ---------------------------------------------------------
                                                                            1995        1994        1993        1992        1991
                                                                         ---------   ---------   ---------   ---------   ---------
    Operating Results:
      Operating Revenues                                                 $353,808    $373,959    $333,941    $316,666    $278,921
                                                                         =========   =========   =========   =========   =========

      Operating Income                                                   $ 38,857    $ 30,865    $ 30,746    $ 31,170    $ 27,215
                                                                         =========   =========   =========   =========   =========
      Income before Cumulative Effect
        of a Change in Accounting Principle (1)                          $ 17,643    $ 12,379    $ 14,971    $ 15,127    $ 11,702
                                                                         =========   =========   =========   =========   =========

      Net Income Applicable to Common Stock (1)(2)                       $ 17,643    $ 12,379    $ 15,353    $ 15,127    $ 11,702
                                                                         =========   =========   =========   =========   =========

    Total Assets                                                         $604,309    $571,095    $531,778    $471,274    $446,424
                                                                         =========   =========   =========   =========   =========
    Capitalization:
      Long-Term Obligations and
       Redeemable Preferred Stock                                        $171,125    $155,580    $146,889    $121,537    $109,429
      Common Equity                                                       157,297     154,972     140,526     132,053     125,006
                                                                         ---------   ---------   ---------   ---------   ---------
        Total Capitalization                                             $328,422    $310,552    $287,415    $253,590    $234,435
                                                                         =========   =========   =========   =========   =========
    Ratio of Income from Operations to Fixed
     Charges (Before Federal Income Taxes)                                   2.27        2.11        2.40        2.38        2.11
                                                                         =========   =========   =========   =========   =========
    Earnings Applicable to Common Stock
    (Based on Average Shares) (1)(3):
      Before Cumulative Effect of a Change in Accounting Principle       $   1.65    $   1.21    $   1.55    $   1.61    $   1.28
      Cumulative Effect of a Change in Accounting Principle                     -           -        0.04           -           -
                                                                         ---------   ---------   ---------   ---------   ---------
        Earnings per Common Share                                        $   1.65    $   1.21    $   1.59    $   1.61    $   1.28
                                                                         =========   =========   =========   =========   =========

    Return on Average Common Equity                                        11.30%       8.38%      11.27%      11.77%       9.45%
                                                                         =========   =========   =========   =========   =========
    Share Data (3):
      Number of Shareholders                                                 12.9        14.0        13.1        12.5        11.6
      Average Common Shares                                                10,720      10,258       9,680       9,394       9,159
      Common Shares Outstanding at Year End                                10,722      10,715       9,805       9,498       9,239
      Dividend Reinvestment and Stock Purchase Plan:
        Number of Shareholders                                                6.5         6.6         5.7         5.0         4.0
        Number of Participating Shares                                      2,932       2,941       2,716       2,483       2,190
      Book Value at Year End                                             $  14.67    $  14.46    $  14.33    $  13.90    $  13.53
      Cash Dividends Declared                                            $  1.440    $  1.440    $  1.433    $  1.412    $  1.412
      Market Price at Year End                                             23 1/8      18 1/8      23 3/4          23      19 7/8
      Dividend Payout:
        Gross                                                               87.5%      116.7%       89.2%       87.1%      109.9%
        Net (4)                                                             86.8%       82.9%       64.6%       63.4%       82.8%
      Market Price to Book Value                                           157.6%      125.3%      165.7%      165.5%      146.9%
      Price Earnings Ratio                                                  14.02       14.98       14.94       14.29       15.53

    Certain reclassifications have been made of previously reported amounts to conform with classifications used in the current year.

    (1) Included in 1994 is the negative impact of a $3.5 million Customer Refund Obligation ordered by the BPU which reduced 1994 earnings by $2.3 million, or $0.22 per share (See Note 2 to Consolidated
         Financial Statements).

    (2) Included in 1993 is the Cumulative Effect of a Change in Accounting Principle for Income Taxes.

    (3) Per share data has been restated to reflect the 2 percent Stock Dividend declared on January 22, 1993.

    (4) Net Dividend Payout Ratio determined using dividends paid less dividends reinvested in new issue shares through the Company's various stock purchse plans.

To Our Shareholders

Aggressive efforts to control costs, achieve greater efficiencies and capitalize upon new and expanding markets are hallmarks of improved earnings for South Jersey Industries, Inc. Our success in these areas sets a solid foundation from which to grow and benefit from a challenging, exciting marketplace. With this foundation firmly established, we are pleased to report record net income which reflects the dramatic impact of colder weather at the end of 1995. SJI's consolidated earnings rose to $17.6 million in 1995 from $12.4 million last year. Consolidated earnings per share reached $1.65 compared with $1.21 in 1994 based on 10.7 million and 10.3 million average shares outstanding, respectively.

The favorable weather conditions at the end of the year complemented the improved returns from South Jersey Gas Company's rate case settlement in December 1994, a growing customer base and higher margins from retail sales. Also, net income from sales and service to wholesale customers increased by over 50 percent compared with last year.

Gas Company's cost consciousness has produced a record that is notable both regionally and nationally. For the calendar year 1994, we had the lowest operating and maintenance expenses per unit of gas sold of 24 regional natural gas companies and nationally we were selected as one of the 16 best local distribution companies for below average cost and above average service. When these statistics become available for 1995, we expect to maintain the same national and regional rankings.

The Morie Company, Inc.'s focus on service, quality and price resulted in record sales revenues and improved earnings this year. R & T Group, Inc.'s growing expertise helped to significantly reduce the level of their loss this year compared with last year's results.

Our emphasis on enhancing quality and reducing the costs of goods and services ensures a continuing solid earnings stream. This will help us maintain the dividend to shareholders while providing a springboard to further increase shareholder value. Our management is in the forefront of market and industry shifts within our respective areas of interest. Our structured, strategic planning process anticipates competitive challenges producing an investment for our shareholders which takes full advantage of changes in our operating environment.

Our goal is a simple one - to be the lowest cost provider of products and services in each of our lines of business while maintaining our high level of service. Cost control is not something we turn on and off. Rather, it is an integral part of past and future corporate philosophy. For example, Gas Company has not rested on its achievements; it is further streamlining its workforce through attrition, early retirement programs and using external contractors where lower expenses or improved efficiencies may result.

Future productivity gains will take full advantage of technology by automating, wherever practical, labor-intensive tasks. During 1995, Gas Company automated several critical processes in our operations and gas supply areas. In January 1996, we initiated a pilot project to electronically dispatch work to service vehicles, creating a more efficient communication network with field employees.

With the restructuring of the natural gas industry, we are re-engineering our natural gas distribution company. Working closely with State regulators, we are developing creative initiatives and meaningful regulatory reform that will allow Gas Company to operate in the competitive environment and benefit customers. Competition requires us to ensure that each customer class pays fairly for the services we provide on its behalf. Also, we will address the cost of mandated social programs embedded in our rates by making sure that all energy providers bear a fair share of these programs that are now borne only by utilities.

Sales of Morie's golf course products continued their strong growth this year and expectations for 1996 are high as Morie expands its marketing efforts into New York and Pennsylvania. Where appropriate, Morie has withdrawn from shrinking niche markets and we are reviewing other product lines to improve efficiency and bottom line results.

INSERT:  Passage on left side of page 3 --
         Aggressive efforts to control costs, achieve greater efficiencies and capitalize upon new and expanding markets are hallmarks of improved earnings for South Jersey Industries, Inc. SJI's consolidated earnings rose to $17.6 million in 1995 from $12.4 million last year.

INSERT:  Photograph - William F. Ryan


R & T Group has a continuous quality control program in place which focuses on identifying innovative approaches to perform jobs more efficiently and at lower costs. We have invested in additional equipment for directional drilling so we can obtain more work in Maryland and Virginia, market areas where we continue to expand.

Meanwhile, Gas Company and two of our non-regulated subsidiaries, South Jersey Energy Company and South Jersey Fuel, Inc., are actively involved in capturing various components of the deregulated natural gas marketplace. Our objective is clear - to take full advantage of every possible opportunity to profit from the deregulated marketplace. At Energy Company, we are using our expertise to increase our market share of large-volume retail customers who are inexperienced at purchasing and transporting natural gas. We reorganized South Jersey Fuel in November 1995 to market energy on a wholesale basis. Initially, we are acquiring and transporting natural gas supplies, capacity and storage for large wholesale customers in the mid-Atlantic region. Both Energy Company and Gas Company, as buyers in the wholesale market, are potential customers of South Jersey Fuel. As opportunities arise, our energy service companies will evaluate and pursue joint ventures to provide a total energy package to new and existing customers.

As you read further, you'll find highlights of our subsidiaries' accomplishments and a discussion of how certain scenarios may impact our future. We view the changing marketplace as an opportunity to improve our business practices to be a better, stronger company than we are today.

As always, we appreciate the loyalty and support of our shareholders and employees. We are counting on our dedicated workforce to help bring our goals to fruition and are confident that their talent and experience will make our vision a reality.

William F. Ryan
Chairman
February 15, 1996

1995 OPERATING HIGHLIGHTS

South Jersey Industries, Inc.

 .   Increased investor relations activities. Enhanced efforts will concentrate on expanding retail and institutional interest in SJI and augmenting ownership by these investors.
 .   Reorganized South Jersey Fuel, Inc. to market natural gas and natural gas services. The company will focus its sales efforts on natural gas marketers, local distribution companies and other large, wholesale customers in the mid-Atlantic region.

South Jersey Gas Company

 .   Prepared to file rate case in January 1996. The company is requesting $26.5 million in rate relief and a return on equity of 13 percent. We are also seeking tariff changes to enhance services for customers, improve our competitive position in the current open-access market and enhance our potential for profit.
 .   Maintained the lowest, annual per customer operating and maintenance costs of New Jersey's natural gas utilities based on the most current statistics available. Further reduced staffing levels and associated salary and wage costs in 1995, in excess of $1.2 million annually.

INSERT:  Photograph  -  Two men doing environmental clean-up

INSERT:  Passage under photograph   --
         R&T Group's growing reputation in environmental services has led to new opportunities in the mid-Atlantic region.


 .   Added over 6,600 customers, bringing total customers to approximately
    248,000. To serve existing and new customers and allow for future expansion, $40.1 million in system improvements were completed.
 .   Increased pre-tax profits from off-system and interruptible sales, as well as transportation services. This increase of approximately $8.7 million, or 42 percent, over last year resulted in lower gas costs for residential and commercial customers.
 .   Received a commendation from the New Jersey Board of Public Utilities for our efforts in refunding $17.6 million to customers through the Levelized Gas Adjustment Clause and Temperature Adjustment Clause. This refund primarily resulted from our ability to purchase secure natural gas supplies at costs significantly lower than originally projected.
 .   Issued $30 million of debenture notes to reduce short-term debt and improve composition of our debt. This debt funded working capital requirements caused by accelerated payment of Gross Receipts and Franchise Taxes.
 .   Extended agreement with Atlantic Electric for one year for firm supplies of natural gas for electric generation. The original agreement, signed in 1990, was the first firm electric generation tariff approved by the New Jersey Board of Public Utilities.

South Jersey Energy Company

 .   Received approval to trade as SJ Energy and Mid-Atlantic Energy in market areas outside of New Jersey. Energy Company has more than tripled its clientele, serving approximately 370 customers in 1995 compared with about 100 customers in 1994.

The Morie Company, Inc.

 .   Experienced growth of over 100 percent in recreational product sales, especially golf course maintenance and construction products. Supplied sand products for several high profile accounts including the New York Giants football practice field and the new, prestigious Hudson National Golf Club in New York State.
 .   Recognized as a leading corporate philanthropist in the area of health and the environment by the Community Foundation of New Jersey. For its outstanding commitment to going beyond State environmental reclamation requirements, the company received a grant which it donated to environmental groups.

INSERT:  Three bar charts listing the following information:
         SJI - Consolidated Net Income Applicable to Common Shareholders
               ($ millions)
         SJI - Earnings Per Share Applicable to Common Shareholders and
               Dividends Declared (Dollars)
         SJG - Number of Customers at Year End (Thousands)


R&T Group, Inc.

 .   Invested in equipment for directional drilling. This method of installing underground utility systems is preferred over traditional installation because it doesn't require extensive open trenching, cleanup and reclamation.
 .   Completed our first project to capture methane gas escaping from a closed, sealed landfill. The methane can be used as an alternate source of energy.
 .   Continued to expand pipeline installation activities in the Washington, DC,
    Virginia and Maryland markets.

FUTURE OPPORTUNITIES

Through our strategic planning process, our management has identified many industry changes that may become a reality within the next five years. Using management's talent and ability to foresee what may lie ahead will enable us to make the course corrections required to succeed over our competitors. In this section, we would like you to join us as we look at future opportunities to offer new services, serve new markets and ensure protection for our basic business.

Choices for Residential Customers

Deregulation in the natural gas industry has changed how both local utilities and large gas customers purchase natural gas supplies. Presently, throughout the country, residential customers lack the purchasing choices available to large customers. However, some utilities are implementing pilot projects to allow residential and small commercial customers to choose their natural gas supplier rather than buying natural gas directly from the local utility. By having this choice, residential customers will be able to shop for the best price and quality of service available while the local utility continues to deliver that gas and other complementary services.

As part of our rate case filed in January 1996, Gas Company proposed a residential pilot program. Our proposal would allow up to 2,500 residential customers located in contiguous groups such as residential developments, condominium associations, townhouses or high rise apartment buildings to choose their natural gas supplier. Because our primary concern in implementing a pilot project is protecting our residential customers, our proposal includes a condition that the marketing companies providing services be financially responsible. We will ensure their responsibility by billing them for services provided by Gas Company, rather than billing our residential customers directly.

While implementing choices for the residential group will create heightened competition, we believe that competition will only make us stronger by providing greater opportunities for new revenue sources.

Total Energy Suppliers

The eventual deregulation of the entire energy industry will open new doors for our company in the area of energy services management. In other words, utility companies and energy marketers will be able to sell natural gas, electricity and other energy-related services. Companies will provide complete energy services by taking responsibility for every aspect of energy consumption including management, delivery, and billing. Our companies will have opportunities to supply total energy services to residential, commercial and industrial customers.

Energy Company and South Jersey Fuel already sell natural gas in the deregulated marketplace. To be a player in the total energy market, we will purchase electricity for resale or form alliances with companies having expertise and access to sources of electricity.

As the days of residential choice draw near, Gas Company is looking at ways to position itself ahead of the competition and will test the waters in 1996. For example, we may propose a residential program that includes upgrading electric equipment to natural gas at our expense. As savings are realized, we will share the savings with the customers during the payback period on the new equipment. Once we have recovered our investment, the customer would receive a larger percentage of the savings. Based on our expertise, we would offer services for financing and purchasing decisions which complement the concept of total energy management.

We look forward to competing in an environment where we can be a complete energy supplier. The successful companies in this market will deliver total comfort, excellent service and significant savings.

INSERT:  Photograph toward right top of page 7  -  Professional Office Building

INSERT:  Passage  --
         SJI's subsidiaries will have opportunities to supply total energy services to commercial customers as well as residential and industrial users.


Electric Industry Deregulation

The changes in the electric industry resulting from pending restructuring and deregulation are certain to impact the natural gas industry significantly. The electric industry is following the activities of local gas utilities and the gas industry as a whole. Because of their size, the volume of electricity they sell and their access to energy markets, electric companies will become major participants in the total energy services market. Due to increased competition, electric utilities are marketing much more aggressively, are focusing on selling energy services rather than just kilowatt hours and are shifting services from regulated companies to their unregulated subsidiaries. In the next five to ten years, if certain outstanding issues relating to deregulation are resolved within the electric industry at state and federal levels, electric rates may begin to fall in some market sectors, making them more competitive with natural gas rates.

To increase our competitive advantage over electricity we are reducing costs, improving productivity and are promoting new advances in equipment technology. We are actively promoting the York Triathlon TM gas-fired heating and cooling system. Its high efficiency reduces overall natural gas consumption for our customers and enables us to compete with potentially lower electricity costs and more effective electric heat pump technology. The Triathlon TM assists us in developing our year-round business by helping increase natural gas use for cooling in the summer months.

INSERT:  Photograph lower right of page 7  -  Condominiums

INSERT:  Passage  --
         Residential customers who live in condominiums, townhouses and developments will soon be able to choose their natural gas supplier.

In the next few years, other gas heating equipment manufacturers will introduce new total comfort heating and cooling products. While these products will employ different technology than the Triathlon TM, we anticipate they will also be effective in competing with electric heat pumps.

Increased Burner Tip Competition

When Gas Company delivers natural gas to a residential customer's home, we send one bill to the customer each month. This bill includes charges for the cost of gas and associated services and for transportation and service to their homes. The way our rates are now designed, our income is a function of rate base which is the investment required to provide service. Our rates recover our return on rate base and all of our operating and maintenance expenses such as billing; maintenance of plant, equipment and facilities; and salaries and benefits. We do not make a profit on the sale of the commodity itself, natural gas.

In the future, residential customers will have choices for purchasing natural gas supplies. We will always deliver supplies through our system once they reach our service area, but we will face competition from marketing companies for the purchase and transportation of supplies to our city gate stations.


INSERT:  Photograph -- Lower left-hand corner of page 8.
         Person seated in chair near a natural gas fireplace.

INSERT: Successful energy companies in the competitive environment will deliver total comfort, excellent service and significant savings.

INSERT:  Passage  -- Top right-hand corner of page 8.
         In the new era, natural gas companies who already compete on price and quality of service with electric companies, fuel oil dealers and marketers for industrial and commercial customers will soon compete for residential customers as well.


To keep the non-gas portion of our rates as low as possible and effectively compete in the new environment, we are continuing our efforts to reduce costs and improve productivity. On the commodity side, we remain diligent in our efforts to reduce gas costs by structuring our gas supply portfolio so we can buy natural gas at the lowest cost. In the future, when we compete against other companies for residential customers, we may restructure our rates so we earn a profit on the sale of natural gas itself.

Competing on a Level Playing Field

In the new era, natural gas companies who already compete on price and quality of service with electric companies, fuel oil dealers and marketers for industrial and commercial customers will soon compete for residential customers as well. Gas Company welcomes that challenge; however, we believe that all participants in the marketplace must play by the same rules and compete on a level playing field.

The marketing companies we compete with are not utilities, and as a result, under current law they are not subject to New Jersey's Gross Receipts and Franchise Taxes and can pass tax savings on to their customers or profit from that differential. Unless the State finds an alternate way to tax, it will lose a significant amount of revenue when residential choice occurs while placing utilities at a competitive disadvantage. We expect the State to address this tax issue during 1996.

INSERT:  Photograph at top of page 9
         Sand mining plant

INSERT:  Passage --
         Morie's top quality product lines, customer service and competitive pricing give them a clear advantage over their competitors.


As a public utility, we provide certain social service programs for our residential customers, which were created and required by State regulators. Conservation programs, assistance for low income customers and continued service during the winter for those unable to pay are some key examples. We bear the cost of these social programs within our rates; however, our unregulated competitors are not subject to similar regulations or costs. Recovering the cost of these mandated services clearly places us at a competitive disadvantage.

We wish to continue providing these services to our customers and are working with New Jersey's regulators and other energy providers to develop an equitable way to spread these costs among all energy providers.

Increased Competition in the Sand Mining Industry

Competition is not a new concept in the sand mining industry. This industry has always been competitive and Morie has participated successfully in the marketplace for several reasons. Our top-quality product lines, customer service and competitive pricing structure distinguish us from our peers, giving us a clear advantage. We also maintain close working relationships with our key accounts.

Due to the intense competition, we have taken a strategic approach to assure our continued survival. We have seen significant consolidation among similar companies, and the outcome is generally shrinking markets for the remaining companies. In this mature industry, competition forces us to strengthen our business practices, further reduce expenses, increase productivity and enhance the quality of our products.

Our consumers are undergoing changes, too. There are indications that a major customer may sell its glass manufacturing facility in Tennessee. Currently, the plant is running at two-thirds of its capacity. A new owner may want to run this facility at full capacity to supply glass to several auto manufacturers located in the region or produce glass for other uses. Because we have remained a competitive, quality supplier to that plant, we could potentially benefit from the sale.

Morie, like our other subsidiaries, understands the need to stay competitive to succeed in the current business environment. We will continue to provide our customers with quality products at reasonable prices.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations - 1995 Compared with 1994 - Utility revenues decreased in 1995 principally due to lower off-system sales, firm transportation and electric utility gas sales. In 1995, 66.1 billion cubic feet (Bcf) of natural gas were sold and transported compared with 74.0 Bcf in 1994. While weather was colder in November and December of 1995, warmer weather earlier in the year offset the impact of this colder weather. On an annual basis, weather in 1995 was slightly colder than 1994. Gross margin increased in 1995 principally due to the rate increase effective December 14, 1994, an increase of approximately 6,600 customers, revised transportation tariffs and a capacity release program. The transportation of customer owned gas and the capacity release program result in lower reported utility revenues; however, such transactions do not reduce the Company's profit margin. The average cost of natural gas purchased was lower in 1995, also resulting in lower utility revenue.

Nonutility revenues include record revenues in 1995 by The Morie Company, Inc. (Morie) and higher revenues by R & T Group, Inc. (R&T), SJI's sand mining and processing and general construction subsidiaries, respectively. Such revenue increases were more than offset by lower sales by South Jersey Energy Company
(SJE), SJI's energy service subsidiary. Lower SJE sales did not significantly impact net income.

The cost of gas purchased for resale decreased in 1995, principally reflecting lower unit sales volumes. Nonutility operating expense is lower in 1995 due to lower SJE gas acquisition costs.

Depreciation is higher in 1995 due to increased investment in property, plant and equipment.

The increase in Federal Income Taxes in 1995 is a result of higher net income. Interest charges increased in 1995 due to higher levels of long-term debt outstanding, an increase in short-term borrowing rates and higher interest on overcollection of gas costs.

Net income increased in 1995 principally due to higher utility operating income, partially offset by greater interest expense. Improved nonutility operating results also contributed to higher net income. Also, in 1995, income per share of common stock reflects a higher average number of common shares outstanding. Net income and earnings per share were negatively impacted in 1994 due to the customer refund obligation ($2,275,000 and $0.22 per share, respectively).

Results of Operations - 1994 Compared with 1993 - Utility revenues increased in 1994 due to increased volumes of gas sold and transported. In 1994, 74.0 Bcf of natural gas were sold and transported compared with 59.1 Bcf in 1993. The major portion of the increase in volumes sold and transported in 1994 was due to off-system sales. Residential and commercial sales also increased; however, such increases were partially offset by lower firm industrial and cogeneration sales, and lower interruptible sales. SJG added approximately 6,300 customers in 1994 compared with 5,900 customers in 1993. The increased revenues in 1994 were partially offset by temperature adjustment clause credits passed back to customers. This clause insulates SJG from the earnings impact of extremely warm weather and insulates customers from the effects of extremely cold weather. A
4.4 percent increase in utility revenue was approved by the New Jersey Board of Public Utilities (BPU), effective December 14, 1994. As part of the approved tariff changes, larger industrial and commercial customers have been given more flexibility to manage their gas supplies. This is being done through rates for the delivery of gas which will not negatively impact SJG's net income. Nonutility revenues increased in 1994 due to increases in sales volumes by Morie and SJE.

Gas purchased for resale increased in 1994 principally due to higher volume gas sales, partially offset by lower unit prices for natural gas. Utility operating expenses are higher primarily due to higher payroll related and insurance costs. Nonutility operating expenses are higher due to costs associated with increased sales. Maintenance expense increased in 1994 principally due to increases in nonutility costs.

Depreciation was higher in 1994 due to increased investment in property, plant and equipment.

Gross receipts and franchise taxes were lower in 1994 due to an increase in the transportation of natural gas which was subject to lower unit tax rates.

Customer refund obligation - net reflected a charge related to a global settlement resolving several issues before the BPU, including the rate case discussed above and SJG's 1993-1994 Levelized Gas Adjustment Clause (LGAC). The BPU's decision found no fault or imprudency, and SJG accepted this settlement to avoid exposure and protracted litigation cost.

Interest charges increased in 1994 principally due to the effects of higher levels of long-term debt outstanding; an increase in the level of short-term debt outstanding and increases in short-term interest rates; partially offset by the deferral of carrying costs related to the accelerated payment of gross receipts and franchise taxes.

Net income applicable to common stock and earnings per share decreased in 1994 principally due to increases in utility operating expenses and interest costs and the customer refund obligation ($0.22 per share) described above. The decrease was partially offset by increased revenues and earnings from nonutility operations. The decrease in earnings per share was also impacted by the effect of a higher average number of common shares outstanding.

Liquidity - Management anticipates that future operations will continue to generate sufficient cash flows to meet its operating needs, pay dividends, repay current portions of long-term debt and finance a portion of the Company's planned capital expenditures. Cash flow and the level of short-term debt had been impacted by the acceleration of gross receipts and franchise tax payments. In January 1995, SJG issued $30.0 million of debenture notes, the proceeds of which were principally used to reduce the level of short-term debt related to accelerated tax payments.

Seasonal aspects of the Company's subsidiary operations affect cash flows, revenues and operating expenses and, generally, the level of current assets and current liabilities. Utility operations are usually greater during the first and fourth quarters, reflecting the impact of higher sales resulting from colder weather. Sand mining and construction operations are usually greater during the second and third quarters, reflecting higher demand for sand products and construction services during warmer weather. The increase in accounts receivable at December 31, 1995, principally reflects increased utility sales in November and December of 1995. The levels of cash, gas inventory, and accounts payable at December 31, 1995, reflect the impact of increased utility sales in December 1995.

Cash flows from operations are affected by amounts collected in excess of, or undercollections from, tariffs established under SJG's LGAC and its Temperature Adjustment Clause. Overcollections represent increases in cash flow while undercollections reflect decreases in cash flow. In 1995, refunds to customers of overcollections aggregated $17.6 million, some of which were applied directly to balances due from utility customers. The balances of any overcollections or undercollections are subject to recovery by SJG's customers in the 1995-1996 LGAC recovery period.

Short-term bank lines of credit aggregate $151.0 million of which $74.7 million was unused at December 31, 1995. The credit lines are uncommitted and unsecured, with borrowings thereunder being effected for various terms of less than one year, at interest rates less than the prime rate in effect at the time of borrowing.

Cash flow from nonutility operations is generally retained in the nonutility companies with amounts in excess of cash requirements being passed up to the Company either as a dividend or as temporary short-term loans. Such activities are not considered material in relation to the financial statements taken as a whole.

The adoption of FASB No. 109, "Accounting for Income Taxes" in 1993 resulted in the creation of a regulatory asset and a deferred income tax liability. As the amortization of the asset occurs, it will be recovered through rates over an 18-year period . Also, FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", adopted by the Company in 1993, requires an accrual basis of accounting for retiree benefit payments during the years of employment. The actuarially computed unfunded transition obligation, as measured in accordance with the statement, is estimated at $15.9 million. The Company has elected to recognize the unfunded transition obligation over a 20-year period which began in 1993. The majority of the postretirement benefit costs apply to SJG, which had previously recovered these costs through rates on a pay-as-you-go basis. The BPU order of December 1994 provides for partial recovery of costs associated with FASB No. 106 and prescribes continued deferral of unrecovered costs amounting to $4.7 million at December 31, 1995. Any remaining balance is being addressed in SJG's pending rate case (See Note 13). Also, beginning in 1995, an external trust was established for the purpose of contributing costs recovered from ratepayers resulting from the settlement with the BPU. Gross contributions to the trust were $2.1 million as of December 31, 1995.

SJG is responsible for securing and maintaining its own gas supplies from producers and other suppliers. SJG has entered into several contracts which, when combined, replaced 100 percent of long-term gas supplies previously purchased from interstate pipelines.

SJG, in the normal course of conducting business, has entered into long-term contracts for the supply of natural gas, firm transportation, and long-term firm gas storage service. The earliest expiration of any of these contracts is 1998. All of the transportation and storage service agreements between SJG and its interstate pipeline suppliers are provided under tariffs approved by the Federal Energy Regulatory Commission. Gas Company's cumulative obligations for demand charges for all of these services is approximately $4.9 million per month which is recovered on a current basis through its LGAC.

Certain supply agreements are entered into with third parties under which SJG has no responsibility except to store natural gas and permit withdrawals by such third parties. A fee is charged for this service by SJG; however, SJG may, at its option, withdraw such gas for its own use at pre-defined unit rates.

Since the early 1980s, the Company has recorded environmental remediation costs of $48.4 million, of which $23.6 million has been expended as of December 31, 1995. The remaining liability of approximately $24.8 million is reflected in the balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities". Such amounts have not been adjusted for future insurance recoveries, which management is pursuing. SJG has realized insurance recoveries of $4.2 million which were offset against legal costs and deferred remediation costs. Recorded amounts include estimated costs to be incurred over the next three years based on projected investigation and remediation work plans using existing technologies. Estimates beyond this time cannot be made on a reliable basis due to changing technology, government regulations and site-specific requirements and, therefore, have not been recorded; however, the total costs to be incurred may be substantial. The major portion of such costs relate to the remediation of former gas manufacturing sites of SJG, which has recorded and expended amounts of $47.3 million and $22.9 million, respectively, through December 31, 1995. SJG has established a regulatory asset for these costs and is recovering such costs over seven-year amortization periods, as authorized by the BPU. SJG has recovered $6.9 million through rates as of December 31, 1995.

The Company's LGAC filing for 1994-1995 remains open. The parties for this proceeding continue to question the Company's gas purchasing practices (See Note
2). The Company believes that such practices were proper and that it will prevail in this proceeding.

A group of Atlantic City casinos filed a petition with the BPU on January 16, 1996 alleging overcharges of over $10 million including interest. Management believes its charges were made in accordance with its approved tariff and, as such, it will prevail in this litigation.

Capital Resources - The Company has a continuing need for cash resources and capital, primarily to invest in new and replacement equipment and facilities for its utility subsidiary. Total construction expenditures for 1996 are estimated at $48.9 million. Construction expenditures for 1997 and 1998 are estimated at approximately $53.5 million and $50.3 million, respectively. Such investments are expected to be funded from several sources, including cash generated by operations, temporary use of short-term debt, sale of first mortgage bonds, sale of common stock and capital leases.

On January 16, 1996, SJG petitioned the BPU for a general base rate increase of approximately $26.5 million based on an overall rate of return of 10.4 percent and a 13.0 percent return on equity. As part of this petition, SJG is seeking recovery of its increased expenditures for construction and the additional cost of providing postretirement benefits other than pensions.

Beginning in November 1994, the Company began to purchase common shares in the open market to satisfy the requirements of its Dividend Reinvestment and Stock Purchase Plan. This action reduces the dilutive effect resulting from the issuance of new common shares. Prior to such date, proceeds of the Company's Dividend Reinvestment and Stock Purchase Plan resulting from the sale of new issue common stock were available for general corporate purposes. In 1994, SJI issued 910,635 shares of common stock through its various plans, including a Stock Option and Stock Appreciation Rights Plan, its Dividend Reinvestment and Stock Purchase Plan and Employees' Stock Ownership Plan, for approximately $16.8 million (See Note 8).

In January 1995, SJG issued $30.0 million of 8.6% Debenture Notes maturing February 1, 2010. In 1994, SJG entered into a bank credit facility consisting of a $15.0 million unsecured term note and a $5.0 million revolving credit facility. The term note matures December 31, 2001, and is payable in seven consecutive year-end installments beginning in 1995.

Inflation - The impact of inflation on nonutility operations tends to follow the movement of general price changes. The nonutility operations respond to this by implementing cost control measures and increasing prices in an attempt to maintain or improve each company's financial results.

As to utility operations, the ratemaking process provides that only the original cost of utility plant is recoverable in revenues as depreciation. Therefore, the excess cost of utility plant, stated in terms of current cost over the original cost of utility plant, is not presently recoverable. While the ratemaking process gives no recognition to the current cost of replacing utility plant, based on past practices, the Company believes it will be allowed to earn on the increased cost of its net investment as replacement of facilities actually occurs.

Summary - The Company is confident it will have sufficient cash flow to meet its operating, capital and dividend needs and is taking and will take such actions necessary to employ its resources effectively.

Independent Auditors' Report

To the Shareholders and
Board of Directors of
South Jersey Industries, Inc.:

We have audited the consolidated balance sheet of South Jersey Industries, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related statements of consolidated income, consolidated retained earnings and consolidated cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of South Jersey Industries, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 11 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective January 1, 1993, to conform with Statement of Financial Accounting Standards No. 109 and its method of accounting for postretirement benefits other than pensions effective January 1, 1993, to conform with Statement of Financial Accounting Standards No. 106.

Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 15, 1996


   Statements of Consolidated Income                                            South Jersey Industries, Inc. and Subsidiaries
    (In Thousands Except for Per Share Data)                                                 Year Ended December 31,
                                                                                       ---------------------------------
                                                                                          1995        1994        1993
                                                                                       ---------   ---------   ---------
    Operating Revenues:
       Utility (Notes 1 & 2)                                                           $280,177    $297,950    $268,541
       Nonutility                                                                        73,631      76,009      65,400
                                                                                       ---------   ---------   ---------
          Total Operating Revenues                                                      353,808     373,959     333,941
                                                                                       ---------   ---------   ---------
    Operating Expenses:
       Gas Purchased for Resale                                                         143,733     174,354     145,786
       Operation and Maintenance - Utility                                               46,378      42,832      39,977
                                   Nonutility                                            63,946      67,616      59,603
       Depreciation and Depletion (Note 1)                                               17,781      16,561      15,379
       Federal Income Taxes (Notes 1 & 5)                                                 9,374       6,809       7,055
       Gross Receipts & Franchise Taxes and Other Taxes (Note 6)                         33,739      34,922      35,395
                                                                                       ---------   ---------   ---------
          Total Operating Expenses                                                      314,951     343,094     303,195
                                                                                       ---------   ---------   ---------
    Operating Income                                                                     38,857      30,865      30,746
                                                                                       ---------   ---------   ---------
    Interest and Other Charges:
       Long-Term Debt                                                                    15,790      12,889      12,400
       Short-Term Debt                                                                    3,582       2,859       2,603
       Other (Note 4)                                                                     1,842         463         772
                                                                                       ---------   ---------   ---------
          Total Interest and Other Charges                                               21,214      16,211      15,775
                                                                                       ---------   ---------   ---------
    Customer Refund Obligation - Net (Notes 2 & 5)                                            -       2,275           -
                                                                                       ---------   ---------   ---------
    Income Before Cumulative Effect of a Change in Accounting Principle                  17,643      12,379      14,971
    Cumulative Effect of a Change in Accounting Principle (Note 1)                            -           -         382
                                                                                       ---------   ---------   ---------
          Net Income Applicable to Common Stock                                        $ 17,643    $ 12,379    $ 15,353
                                                                                       =========   =========   =========
    Average Shares of Common Stock Outstanding (Note 8)                                  10,720      10,258       9,680
                                                                                       =========   =========   =========
    Earnings Per Common Share: (Note 8)
      Before Cumulative Effect of a Change in Accounting Principle                     $   1.65    $   1.21    $   1.55
      Cumulative Effect of a Change in Accounting Principle                                   -           -        0.04
                                                                                       ---------   ---------   ---------
          Earnings Per Common Share                                                    $   1.65    $   1.21    $   1.59
                                                                                       =========   =========   =========

    Cash Dividends Declared Per Common Share                                           $  1.440    $  1.440    $  1.433
                                                                                       =========   =========   =========

    Statements of Consolidated Retained Earnings (In Thousands)                              Year Ended December 31,
                                                                                       ---------------------------------
                                                                                          1995        1994        1993
                                                                                       ---------   ---------   ---------
    Balance at Beginning of Year                                                       $ 31,497    $ 33,889    $ 32,409
    Net Income Applicable to Common Stock                                                17,643      12,379      15,353
    Cash Dividends Declared - Common Stock                                              (15,435)    (14,771)    (13,873)
                                                                                       ---------   ---------   ---------
    Balance at End of Year (Note 10)                                                   $ 33,705    $ 31,497    $ 33,889
                                                                                       =========   =========   =========

   The accompanying schedule and footnotes are an integral part of the financial statements.


    Statements of Consolidated Cash Flows                                       South Jersey Industries, Inc. and Subsidiaries
    (In Thousands)                                                                           Year Ended December 31,
                                                                                       ---------------------------------
                                                                                          1995        1994        1993
                                                                                       ---------   ---------   ---------
    Cash Flows from Operating Activities:

       Net Income Applicable to Common Stock                                           $ 17,643    $ 12,379    $ 15,353
       Adjustments to Reconcile Net Income to Cash Flows:
         Depreciation, Depletion and Amortization                                        20,722      19,142      18,204
         Provision for Losses on Accounts Receivable                                      1,265       1,293         913
         Revenues and Fuel Costs Deferred - Net                                          (5,523)     18,183     (18,306)
         Deferred and Non-Current Federal Income Taxes
          and Credits - Net                                                               4,326        (928)      4,665
         Cumulative Effect of a Change in Accounting Principle                                -           -        (382)
         Environmental Remediation Costs - Net                                            1,544       1,029         990
         Changes in:
           Accounts Receivable                                                          (16,676)     (2,167)     (6,615)
           Inventories                                                                    2,297      (6,093)     (1,439)
           Prepayments and Other Current Assets                                            (483)        200        (268)
           Prepaid Gross Receipts & Franchise Taxes - Net                                (3,845)    (13,276)    (15,940)
           Accounts Payable and Other Accrued Liabilities                                 8,451       9,859      (4,246)
         Other - Net                                                                      5,073      (1,846)      1,238
                                                                                       ---------   ---------   ---------
    Net Cash Provided by (Used In) Operating Activities                                  34,794      37,775      (5,833)
                                                                                       ---------   ---------   ---------
    Cash Flows from Investing Activities:

       Proceeds from the Sale of Available-for-Sale Securities                                -         128           -
       Capital Expenditures, Cost of Removal and Salvage                                (44,607)    (41,750)    (36,253)
                                                                                       ---------   ---------   ---------
    Net Cash Used in Investing Activities                                               (44,607)    (41,622)    (36,253)
                                                                                       ---------   ---------   ---------
    Cash Flows from Financing Activities:

       Net (Repayments of) Borrowings from Lines of Credit                               (3,900)     (2,550)     21,650
       Principal Repayments of Long-Term Debt                                            (9,500)     (8,307)     (9,845)
       Dividends on Common Stock                                                        (15,435)    (14,771)    (13,873)
       Repurchase of Preferred Stock                                                        (90)        (90)        (90)
       Proceeds from Sale of Long-Term Debt                                              30,000      17,000      35,000
       Proceeds from Sale of Common Stock                                                   117      16,838       6,993
                                                                                       ---------   ---------   ---------
    Net Cash Provided by Financing Activities                                             1,192       8,120      39,835
                                                                                       ---------   ---------   ---------
    Net (Decrease) Increase in Cash and Cash Equivalents                                 (8,621)      4,273      (2,251)
    Cash and Cash Equivalents at Beginning of Year                                       14,208       9,935      12,186
                                                                                       ---------   ---------   ---------
    Cash and Cash Equivalents at End of Year                                           $  5,587    $ 14,208    $  9,935
                                                                                       =========   =========   =========
    Supplemental Disclosures of Cash Flow Information
       Cash paid during the year for:
          Interest (Net of Amounts Applicable to LGAC
           Overcollections and Amounts Capitalized)                                    $ 18,409    $ 16,941    $ 14,086
          Income Taxes (Net of Refunds)                                                $  6,907    $  4,660    $  4,728

    Supplemental Disclosures of Noncash Investing and Financing Activities:
       During 1995, 1994, and 1993, capital lease obligations of $212, $1,313 and $457, respectively, were incurred by
       R & T Group, Inc. in connection with its Master Lease Agreement for various items of construction equipment.

    The accompanying schedule and footnotes are an integral part of the financial statements.


    Consolidated Balance Sheet                                                      South Jersey Industries, Inc. and Subsidiaries
    (In Thousands)                                                                                   December 31,
                                                                                                -----------------------
                                                                                                   1995         1994
                                                                                                ----------   ----------
    Assets
    Property, Plant and Equipment: (Note 1)
       Utility Plant, at original cost                                                          $ 540,649    $ 504,259
          Accumulated Depreciation                                                               (145,954)    (136,112)
       Gas Plant Acquisition Adjustment - Net                                                       2,075        2,150
       Nonutility Property and Equipment, at cost                                                  60,665       63,951
          Accumulated Depreciation and Depletion                                                  (34,736)     (31,810)
                                                                                                ----------   ----------
          Property, Plant and Equipment - Net                                                     422,699      402,438
                                                                                                ----------   ----------
    Available-for-Sale Securities (Note 7)                                                            830          830
                                                                                                ----------   ----------
    Current Assets:
       Cash and Cash Equivalents (Notes 1 & 9)                                                      5,587       14,208
       Accounts Receivable                                                                         44,909       35,213
       Unbilled Revenues (Note 1)                                                                  20,860       15,154
       Provision for Uncollectibles                                                                  (982)        (991)
       Natural Gas in Storage, average cost                                                        14,763       17,082
       Materials and Supplies, average cost                                                        12,017       11,995
       Prepaid Gross Receipts & Franchise Taxes                                                     3,649            -
       Prepayments and Other                                                                        3,054        2,571
                                                                                                ----------   ----------
          Total Current Assets                                                                    103,857       95,232
                                                                                                ----------   ----------
    Accounts Receivable - Merchandise                                                               2,305        2,015
                                                                                                ----------   ----------
    Deferred Debits: (Note 1)
       Environmental Remediation Costs: (Note 12)
         Expended - Net                                                                            11,773       13,361
         Liability for Future Expenditures                                                         24,823       17,026
       Gross Receipts & Franchise Taxes (Note 6)                                                    4,868        5,268
       Income Taxes - Flowthrough Depreciation (Notes 1 & 5)                                       15,955       16,933
       Deferred Postretirement Benefit Costs (Notes 2 & 13)                                         4,726        6,567
       Other                                                                                       12,473       11,425
                                                                                                ----------   ----------
          Total Deferred Debits                                                                    74,618       70,580
                                                                                                ----------   ----------
          Total Assets                                                                          $ 604,309    $ 571,095
                                                                                                ==========   ==========
    Capitalization and Liabilities
    Capitalization: (see Schedule)
       Common Equity (Notes 8 & 10)                                                             $ 157,297    $ 154,972
       Redeemable Cumulative Preferred Stock (Note 4)                                               2,404        2,494
       Long-Term Debt                                                                             168,721      153,086
                                                                                                ----------   ----------
          Total Capitalization                                                                    328,422      310,552
                                                                                                ----------   ----------
    Current Liabilities:
       Notes Payable (Note 9)                                                                      76,300       80,200
       Current Maturities of Long-Term Debt                                                        14,532        9,455
       Accounts Payable                                                                            44,472       35,237
       Customer Deposits                                                                            5,707        5,895
       Gross Receipts & Franchise Taxes Accrued                                                         -          196
       Environmental Remediation Costs (Note 12)                                                    7,032        5,175
       Interest Accrued and Other Current Liabilities                                              11,433       12,029
                                                                                                ----------   ----------
          Total Current Liabilities                                                               159,476      148,187
                                                                                                ----------   ----------
    Deferred Credits and Other Non-Current Liabilities: (Note 1)
       Accumulated Deferred Income Taxes - Net (Note 5)                                            68,353       63,425
       Investment Tax Credits                                                                       6,417        6,807
       Deferred Revenues:
         Customer Refund Obligation (Note 2)                                                            -        3,500
         Other Deferred Revenues                                                                    7,315        9,338
       Pension and Other Postretirement Benefits (Note 11)                                          9,293       10,329
       Environmental Remediation Costs (Note 12)                                                   17,798       11,902
       Other                                                                                        7,235        7,055
                                                                                                ----------   ----------
          Total Deferred Credits and Other Non-Current Liabilities                                116,411      112,356
                                                                                                ----------   ----------
    Commitments and Contingencies (Note 12)
          Total Capitalization and Liabilities                                                  $ 604,309    $ 571,095
                                                                                                ==========   ==========

    The accompanying schedule and footnotes are an integral part of the financial statements.

    Schedule of Consolidated Capitalization                                                    South Jersey Industries, Inc.
    (In Thousands Except for Share Data)                                                             and Subsidiaries
                                                                                                        December 31,
                                                                                                   ---------------------
                                                                                                      1995        1994
                                                                                                   ---------   ---------
    Common Equity: (Notes 8 & 10)
       Common Stock: Par Value $1.25 per share; Authorized 20,000,000 shares;
        Outstanding Shares: 10,722,171 (1995) and 10,715,211 (1994)
       Balance at Beginning of Year                                                                $ 13,394    $ 12,256
       Dividend Reinvestment and Stock Purchase Plan & Employee Stock Option Plan                         9       1,138
                                                                                                   ---------   ---------
       Balance at End of Year                                                                        13,403      13,394
       Premium on Common Stock                                                                      110,189     110,081
       Retained Earnings                                                                             33,705      31,497
                                                                                                   ---------   ---------
             Total Common Equity                                                                    157,297     154,972
                                                                                                   ---------   ---------
    Redeemable Cumulative Preferred Stock: (Note 4)
       South Jersey Gas Company, Par Value $100 per share
          Authorized Shares: 49,104 (1995) and 50,004 (1994)
          Outstanding Shares: Series A, 4.70% -  4,800 (1995) and 5,700 (1994)                          480         570
                              Series B, 8.00% - 19,242                                                1,924       1,924
                                                                                                   ---------   ---------
             Total Redeemable Cumulative Preferred Stock                                              2,404       2,494
                                                                                                   ---------   ---------
    Long-Term Debt: (A)
       South Jersey Gas Company:
          First Mortgage Bonds (B):
                 8% Series due 1995                                                                       -          71
             8 1/4% Series due 1996                                                                   1,998       2,089
             8 1/4% Series due 1998                                                                   3,260       3,397
               9.2% Series due 1998                                                                   2,667       4,889
              8.19% Series due 2007                                                                  25,000      25,000
            10 1/4% Series due 2008                                                                  25,000      25,000
                 9% Series due 2010                                                                  32,813      35,000
              6.95% Series due 2013                                                                  35,000      35,000
          Term Note, 8.47% due 2001 (C)                                                              12,857      15,000
          Debenture Notes, 8.6% due 2010 (D)                                                         30,000           -
       Energy & Minerals, Inc.:
          Senior Notes, 9.66% due 2000 (E)                                                            4,375       5,250
          Note, 7% due 2001 (F)                                                                       2,000       2,000
       R & T Group, Inc.:
          Senior Notes, 9.66% due 2000 (E)                                                            6,875       8,250
          Master Lease Agreement                                                                      1,408       1,595
                                                                                                   ---------   ---------
             Total Long-Term Debt Outstanding                                                       183,253     162,541
             Less Current Maturities                                                                 14,532       9,455
                                                                                                   ---------   ---------
             Total Long-Term Debt                                                                   168,721     153,086
                                                                                                   ---------   ---------
    Total Capitalization                                                                           $328,422    $310,552
                                                                                                   =========   =========

    (A) The long-term debt maturities and sinking fund requirements for the succeeding five years are as follows:
        1996, $14,531,577; 1997, $10,061,940; 1998, $11,923,204; 1999, $11,723,765; and 2000, $11,565,184.
    (B) SJG's First Mortgage dated October 1, 1947, as supplemented, securing the First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility plant.
    (C) On December 2, 1994, SJG entered into an unsecured Long-Term Debt Agreement consisting of a $15,000,000 term loan, 8.47% due 2001 and a $5,000,000 revolving credit facility.
    (D) On January 31, 1995, SJG sold privately $30,000,000 of unsecured Debenture Notes, 8.6% due 2010.
    (E) These notes are the subject of a support agreement by SJI.
    (F) On October 13, 1994, EMI entered into an unsecured long-term financing agreement for $2,000,000, 7% due 2001, as part of an acquisition of sand reserves and various construction equipment.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Practices:

Consolidation - The consolidated financial statements include the accounts of South Jersey Industries, Inc. (the Company) and all of its subsidiaries. Certain intercompany transactions, amounting to approximately $6.9 million, $6.2 million and $6.1 million, respectively, in 1995, 1994 and 1993, were not required to be eliminated. Such amounts were capitalized to utility plant or environmental remediation costs on the South Jersey Gas Company (SJG) books of account and are recoverable by SJG through the rate-making process (See Note 12). All other significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made of previously reported amounts to conform with classifications used in the current year.

Estimates and Assumptions - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures and, therefore, actual results could differ from those estimates.

Regulation - The Company's principal subsidiary, SJG, is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU) and maintains its accounts in accordance with the prescribed Uniform System of Accounts of that Board (See Notes 2 & 13).

Utility Revenues - SJG bills most of its customers on a monthly cycle basis, although certain large industrial customers are billed at or near the end of each month. An accrual is made to recognize the unbilled revenues from the date of the last bill to the end of period.

In accordance with a BPU order, SJG is allowed to recover the excess cost of gas sold over the cost thereof included in base rates through the Levelized Gas Adjustment Clause (LGAC). Such collection is made on a forecasted basis, after a hearing, upon BPU order. Under-recoveries and over-recoveries of gas costs are deferred and included in the determination of the following year's LGAC. Interest is paid on overcollected LGAC balances based on SJG's return on rate base as determined in its base rate proceedings.

Property, Plant & Equipment - Utility plant is stated at original cost as defined for regulatory purposes; nonutility plant is stated at cost. The cost of additions, replacements and renewals of property is charged to the appropriate plant account.

New Accounting Pronouncements - In March 1995, the Financial Accounting Standards Board (FASB) issued FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which will become effective in 1996. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The resultant impairment, if any, would be measured based on the fair value of the asset. The Company believes that the adoption of FASB No. 121 will not have a material effect on the Company's results of operations or financial position. See Note
8 for discussion of FASB No. 123.

Depreciation and Amortization - Depreciation of utility plant is provided on a straight-line basis over the estimated remaining lives of the various classes of property. These estimates are periodically reviewed and adjustments are made as required after approval by the BPU. The composite rate per annum for all depreciable utility property was approximately 2.8 percent in 1995, 1994 and 1993. Generally, with the exception of extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, together with removal costs less salvage. The gas plant acquisition adjustment is being amortized on a straight-line basis over a 40-year period. The unamortized balance amounting to $2.1 million at December 31, 1995, is not included in rate base. Depreciation of nonutility property is computed generally on a straight-line basis over the estimated useful lives of the property, ranging up to 45 years. Any gain or loss realized upon the disposition of nonutility property is recognized in determining net income.

Federal Income and Other Taxes - Deferred Federal Income Taxes are provided for all significant temporary differences between book and taxable income (See Note
5). The Company adopted FASB No. 109, "Accounting for Income Taxes", in 1993. Its adoption resulted in the recording on the balance sheet of additional assets and liabilities, with the difference being credited to earnings as a cumulative effect of a change in accounting principle. The cumulative effect of this change, as of January 1, 1993, was to increase income by $382,000, or $0.04 per share.

Statements of Cash Flows - For purposes of reporting cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

2.  Recent Regulatory Actions:

On December 14, 1994, the BPU granted SJG a rate increase of $12.1 million based on a 9.51 percent overall rate of return on rate base, which included an 11.5 percent return on equity. Nearly the entire amount of the increase comes from the residential, commercial and small industrial customer classes. In addition, SJG is allowed to retain the first $4.0 million of pre-tax interruptible and off-system margins combined and 20 percent of such margins above that level.

In addition to the rate increase, the BPU approved a change in SJG's Temperature Adjustment Clause (TAC), a mechanism designed to reduce the impact of extreme fluctuations in temperature on SJG and its customers, which will require colder weather before an adjustment is required to customer billings. The BPU order also provides partial recovery of the costs associated with SJG's adoption of FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and the continued deferral of all unrecovered costs. The recovery of these additional costs is being addressed in SJG's current rate petition filed in January 1996; and it is expected that recovery will be included in future base rates (See Note 13). In addition, SJG is recovering from ratepayers the carrying costs associated with the accelerated Gross Receipts and Franchise Tax payment in April 1994, which resulted from legislation adopted in 1991. As part of the tariff changes approved, SJG also implemented tariffs which give large industrial and commercial customers more opportunities to manage their own gas supplies. These changes do not have a negative impact on SJG's net income.

In December 1994, the BPU ordered a $3.5 million customer refund which resulted in an unfavorable impact of $2.3 million (net of taxes), or $0.22 per share, in 1994 consolidated net income. This refund was part of a global settlement which expedited the resolution of a series of matters pending before the BPU including the rate case discussed above and SJG's 1993-1994 LGAC. Customers received the $3.5 million refund through the 1994-1995 LGAC.

3. Segments of Business:

Information about the Company's operations in different industry segments is presented below:

                                                      Thousands of Dollars
                                                     1995      1994      1993
                                                   --------  --------  --------
Operating Revenues:
        Gas Utility Operations                     $282,719  $311,459  $277,581
        Sand Mining Operations                       32,249    30,951    28,600
        Other Industries                             41,593    45,347    37,085
                                                   --------  --------  --------
                Total                               356,561   387,757   343,266
        Intersegment Sales                           (2,753)  (13,798)   (9,325)
                                                   --------  --------  --------
                Consolidated Operating Revenues    $353,808  $373,959  $333,941
                                                   ========  ========  ========

Operating Income:
        Gas Utility Operations                     $ 44,716  $ 35,109  $ 37,388
        Sand Mining Operations                        4,061     3,844     2,517
        Other Industries                              1,229       953       204
                                                   --------  --------  --------
                Total                                50,006    39,906    40,109
        Federal Income Taxes                         (9,374)   (6,809)   (7,055)
        General Corporate Expense                    (1,775)   (2,232)   (2,308)
                                                   --------  --------  --------
                Total Operating Income             $ 38,857  $ 30,865  $ 30,746
                                                   ========  ========  ========

Depreciation, Depletion and Amortization:
        Gas Utility Operations                     $ 16,672  $ 14,741  $ 13,881
        Sand Mining Operations                        2,630     2,756     2,713
        Other Industries                              1,420     1,645     1,610
                                                   --------  --------  --------
                Total                              $ 20,722  $ 19,142  $ 18,204
                                                   ========  ========  ========

Property Additions:
        Gas Utility Operations                     $ 40,078  $ 35,633  $ 33,260
        Sand Mining Operations                        2,111     4,231     1,732
        Other Industries                              1,518     1,062       671
                                                   --------  --------  --------
                Total                              $ 43,707  $ 40,926  $ 35,663
                                                   ========  ========  ========

Identifiable Assets:
        Gas Utility Operations                     $549,458  $509,828  $479,204
        Sand Mining Operations                       33,797    34,049    30,841
        Other Industries                             18,871    18,299    15,727
                                                   --------  --------  --------
                Total                               602,126   562,176   525,772
        Corporate Assets                             17,837    19,270    20,495
        Intersegment Assets                         (15,654)  (10,351)  (14,489)
                                                   --------  --------  --------
                Consolidated Identifiable Assets   $604,309  $571,095  $531,778
                                                   ========  ========  ========

Gas utility operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Sand mining operations consist primarily of mining and processing sand, gravel and clay. Other industries include the utility construction, environmental services and general contracting, and the natural gas acquisition and transportation service companies.

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

4. Redeemable Cumulative Preferred Stock:

SJG is required to offer annually to purchase 900 and 1,500 shares of its Cumulative Preferred Stock, Series A and Series B, respectively, at par value thereof, plus accrued dividends.

The preferred stock dividend requirements of SJG amounting to approximately $0.2 million for the years 1995, 1994 and 1993 have been included in the Company's statements of consolidated income under the caption "Interest and Other Charges".

If preferred stock dividends are in arrears, no dividends may be declared or paid, or other distribution made on the SJG Common Stock; and, if four or more quarterly dividends are in arrears, the Preferred Shareholders may elect a majority of the SJG directors.

The Company has 2,500,000 authorized shares of Preference Stock, no par value, none of which has been issued.

5. Federal Income Taxes:

Income tax expense applicable to operations is lower than the tax that would have resulted by applying the statutory rate to income from operations before Federal Income Tax for 1995, 1994 and 1993. The reasons for the differences are as follows:

                                                        Thousands of Dollars
                                                      1995      1994      1993
                                                     ------    ------    ------
Tax at Statutory Rate                               $ 9,520    $7,581    $7,775

Increase (Decrease) Resulting from:
        Additional Statutory Depletion Allowance       (592)     (606)     (405)
        Amortization of Investment Tax Credits (ITC)   (390)     (377)     (389)
        Liberalized Depreciation Under Book
                Depreciation on Utility Plant           664       264       222
        Other - Net                                     172       (53)     (148)
                                                    -------    ------    ------
                Federal Income Taxes as reported
                        on the Statements of
                        Consolidated Income           9,374     6,809     7,055
                                                    -------    ------    ------
Tax on Customer Refund Obligation                         -    (1,225)        -
                                                     ------    ------    ------
                Net Federal Income Taxes            $ 9,374    $5,584    $7,055
                                                    =======    ======    ======

The provision for Federal Income Taxes is composed of the following:

                                                        Thousands of Dollars
                                                      1995      1994      1993
                                                     ------    ------    ------
Current                                              $5,048    $7,737    $2,390
                                                     ------    ------    ------
Deferred:
        Excess of Tax Depreciation Over
                Book Depreciation - Net               3,912     3,500     2,870
        Deferred Fuel Costs                           1,380    (5,536)    5,536
        Environmental Remediation Costs - Net          (556)     (207)     (287)
        Amortization of Gross Receipts Taxes           (136)     (136)     (136)
        BPU Order - Flow Back of Excess
                Deferred Taxes                          (39)      (55)      (67)
        Premium on Bond Redemption                      (61)      (59)      (58)
        Alternative Minimum Tax                           -     1,525    (2,042)
        Other - Net                                     216       417      (762)
                                                     ------    ------    ------
                Total Deferred                        4,716      (551)    5,054
                                                     ------    ------    ------
ITC                                                    (390)     (377)     (389)
                                                     ------    ------    ------
                Federal Income Taxes as reported
                        on the Statements of
                        Consolidated Income           9,374     6,809     7,055
                                                     ------    ------    ------
Tax on Customer Refund Obligation                         -    (1,225)        -
                                                     ------    ------    ------
                Net Federal Income Taxes             $9,374    $5,584    $7,055
                                                     ======    ======    ======

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's net deferred tax liability at December 31, 1995 and 1994 are as follows:


                                                           Thousands of Dollars
                                                             1995       1994
                                                            -------    -------
Deferred Tax Liabilities:
        Tax Depreciation Over Book Depreciation             $59,793    $55,195
        Difference Between Book and Tax Basis of Property     4,756      4,417
        Deferred Fuel Costs                                   1,380          -
        Environmental Remediation Costs                       4,118      4,539
        Excess Protected                                      3,632      3,671
        Gross Receipts Taxes                                  1,704      1,791
        Other                                                 1,851      2,407
                                                            -------    -------
                Total Deferred Tax Liabilities               77,234     72,020
                                                            -------    -------
Deferred Tax Assets:
        Alternative Minimum Tax                               5,472      5,089
        ITC Basis Gross Up                                    3,409      3,506
                                                            -------    -------
                Total Deferred Tax Assets                     8,881      8,595
                                                            -------    -------
                Net Deferred Tax Liability                  $68,353    $63,425
                                                            =======    =======

6. Deferred Debits and Credits - Federal and Other Taxes

The primary asset created as a result of adopting FASB No. 109 was income taxes
- flowthrough depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented the recording of the net tax effect of excess liberalized depreciation over book depreciation on utility plant because of temporary differences for which, prior to FASB No. 109, deferred taxes had not previously been provided. These tax benefits were previously flowed through in rates and, as a result of positions taken in the 1994 rate case, the amortization of the asset is being recovered through rates over an 18-year period which began in December 1994.

The ITC attributable to SJG were deferred and continue to be amortized at the annual rate of 3 percent, which approximates the life of the related assets.

Effective March 1, 1978, SJG began accruing Gross Receipts and Franchise Taxes (GRAFT) on current revenues, the basis for such taxes through 1991, rather than on the previous basis of taxes paid. The one-time increase resulting from this change has been deferred and is being amortized on a straight-line basis to operations over a 30-year period. In June 1991, GRAFT legislation was adopted in New Jersey accelerating tax payments. The legislation also changed the basis to gas volumes rather than percentage of revenue.

7. Financial Instruments:

Long-Term Debt - The fair values of the Company's long-term debt, including current maturities, as of December 31, 1995 and 1994, are estimated to be $204.6 million and $160.9 million, respectively (carrying amounts $183.3 million and $162.5 million, respectively) and are estimated based on the interest rates available to the Company at each respective year end for debt with similar terms and remaining maturities. The Company retires higher cost debt whenever it is cost effective to do so within the constraints of the respective debt covenants (See Note 13).

Other Financial Instruments - The carrying amounts of the Company's other financial instruments approximate their fair values at December 31, 1995 and 1994.

In 1994, the Company adopted FASB No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires the Company, among other things, to account for certain of its investments at fair market value. Adoption of this statement did not have a material effect on the Company's results of operations or financial position.

8. Common Stock:

The Company has 20,000,000 shares of Common Stock authorized of which the following shares were issued and outstanding:

                                               1995        1994        1993
                                            ----------   ---------   ---------
Beginning of Year                           10,715,211   9,804,576   9,497,700
New Issues During Year:
        Dividend Reinvestment and
                Stock Purchase Plan                  -     899,649     281,295
        Employees' Stock Ownership Plan          6,960       7,926       4,941
        Stock Option & Stock Appreciation
                Rights Plan                          -       3,060      20,640
                                            ----------  ----------   ---------
End of Year                                 10,722,171  10,715,211   9,804,576
                                            ==========  ==========   =========

The average shares of Common Stock outstanding for 1995, 1994, and 1993 were 10,719,609, 10,257,848 and 9,680,035, respectively.

The par value ($1.25 per share) of the stock issued in 1995, 1994 and 1993 has been credited to common stock and the net excess over par value of approximately $0.1 million, $15.7 million and $6.6 million, respectively, has been credited to Premium on Common Stock.

The Company has a Stock Option and Stock Appreciation Rights Plan under which not more than 306,000 shares in the aggregate may be issued to officers and other key employees of the Company and its subsidiaries. No options or stock appreciation rights may be granted under the Plan after January 23, 1997. At December 31, 1995 and 1994, the Company had 50,560 options outstanding, exercisable at prices from $17.16 to $24.69 per share. During 1994 and 1993, 3,060 and 20,640 options were exercised, respectively, at prices ranging from $17.16 to $17.89 per share. No options were exercised in 1995. On September 16, 1993, the Company granted options on 10,000 shares exercisable at $24.69. No options were granted in 1995 or 1994. No stock appreciation rights have been issued under the plan. The stock options outstanding at December 31, 1995, 1994, and 1993 did not have a material effect on the earnings per share calculations.

FASB No. 123, "Accounting for Stock-Based Compensation" which will be adopted by the Company in 1996, includes certain elective provisions which, if followed, would significantly change the way the Company measures compensation under its stock based compensation plans. However, the Company has elected to continue to measure compensation using the method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". FASB No. 123, when adopted, will not have a significant effect on the Company's financial position or results of operations, but will require expanded disclosure regarding the Company's stock based compensation plans.

The Company also has a Dividend Reinvestment and Stock Purchase Plan (DRP) and Employees' Stock Ownership Plan (ESOP). Shares of common stock offered through the Plan are currently purchased in the open market. Prior to 1995, shares offered pursuant to the Plan were purchased directly from the Company. As of December 31, 1995, 633,121 and 46,086 shares of authorized but unissued Common Stock were reserved for future issuance to the DRP and ESOP, respectively.

9. Unused Lines of Credit and Compensating Balances:

Unused lines of credit available at December 31, 1995, were approximately $74.7 million. Borrowings under these lines of credit are at market rates which approximated 6.0 percent at December 31, 1995 and 1994. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

10. Retained Earnings:

There are certain restrictions under various loan agreements as to the amount of cash dividends or other distributions that may be paid on the Common Stock of certain subsidiaries. The Company's aggregate equity in its subsidiaries' retained earnings that are free of these restrictions was approximately $33.7 million at December 31, 1995.

11. Retirement Benefit Plans:

Pensions - The Company and its subsidiaries have several defined benefit retirement plans that provide annuity payments to substantially all full-time regular employees upon retirement. Additionally, the companies pay the entire cost of the plans. Approximately 75 percent of the plans' assets are invested in securities which, under their terms, provide for fixed income and a return of principal. The remaining assets of the plans are invested in professionally managed common stock portfolios. Net periodic pension cost for 1995, 1994 and 1993, including the amortization of the cost of past service benefits over a period of approximately 30 years, included the following components:


                                                         Thousands of Dollars
                                                         1995    1994    1993
                                                        ------  ------  ------
Service cost - benefits earned during the period        $1,736  $1,738  $1,351
Interest cost on projected benefit obligation            3,183   2,932   2,723
Actual return on plan assets                            (3,245) (1,169) (3,184)
Net amortization and deferral                              730  (1,292)    903
                                                        ------  ------  ------
        Net periodic pension cost                       $2,404  $2,209  $1,793
                                                        ======  ======  ======

Assumptions as of December 31 were:
Discount rate                                7.25%-7.50%  7.25%-7.50%   7.25%
Rate of increase in compensation levels          4.6%        4.6%        4.6%
Expected long-term rate of return on assets      8.5%        8.5%     8.5%-9.5%

The following table sets forth the plans' funded status at December 31, 1995 and 1994.


Actuarial present value of benefit obligations:

                                                         Thousands of Dollars
                                                           1995         1994
                                                         --------     --------
Vested benefit obligation                                $(37,608)    $(34,018)
                                                         ========     ========
Accumulated benefit obligation                           $(37,899)    $(34,167)
                                                         ========     ========
Projected benefit obligation                             $(48,198)    $(43,415)
Plan assets at fair value                                  37,831       34,003
                                                         --------     --------

Projected benefit obligation in excess of plan assets     (10,367)      (9,412)
Unrecognized net loss                                       4,903        3,544
Prior service cost not yet recognized
        in net periodic pension cost                        2,415        2,725
Unrecognized net obligation at January 1                      958        1,013
                                                         --------     --------
Pension liability recognized in
        the consolidated balance sheet                   $ (2,091)    $ (2,130)
                                                         ========     ========

Postretirement Benefits Other Than Pensions - The Company and its subsidiaries provide postretirement health care and life insurance benefits to certain retired employees. Effective January 1, 1993, the Company adopted FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits, which are principally health care, on a pay-as-you-go (PAYGO) basis. The Company has elected to recognize the unfunded transition obligation over a period of 20 years.

The majority of the Company's costs apply to its utility subsidiary, SJG, which has previously recovered these costs on a PAYGO basis through its rates. As part of SJG's 1994 base rate case settlement, SJG was granted full recovery of the current service cost component of the annual cost in addition to continued recovery of PAYGO costs. The BPU also approved recovery of previously deferred 1993 and 1994 service costs over a 5-year period beginning in December 1994. Beginning in 1995, an external trust was established for the purpose of contributing costs recovered from the ratepayers as a result of the settlement with the BPU. Gross contributions to this trust totaled $2.1 million as of December 31, 1995; however, due to the timing of contributions to the trust, the return stated in the table below does not reflect a full year's return. SJG is also authorized to continue recording a regulatory asset for the amount by which the cost exceeds the current level recovered in rates. The recovery of this regulatory asset, which amounted to approximately $4.7 million at December 31, 1995, is being addressed in SJG's current base rate case proceeding and it is expected that the recovery will be included in base rates (See Note 13). Net postretirement benefit cost for 1995, 1994 and 1993 consisted of the following components:

                                                         Thousands of Dollars
                                                         1995    1994    1993
                                                        ------  ------  ------
Service cost - benefits earned during the period        $  878  $  834  $  778
Actual return on plan assets                               (26)      -       -
Interest cost on accumulated
 postretirement benefit obligation                       1,320   1,219   1,129
Amortization of transition obligation                      796     796     796
                                                        ------  ------  ------
    Subtotal                                             2,968   2,849   2,703
Other Adjustments                                       (2,690)    662   2,028
                                                        ------  ------  ------
    Net postretirement benefit costs as reported
     in the Consolidated Financial Statements           $  278  $3,511  $4,731
                                                        ======  ======= ======

A majority of the postretirement benefit cost has been capitalized and the amount of such cost expensed in 1995, 1994 and 1993 was $1.7 million, $0.5 million, and $0.6 million, respectively.


The following table sets forth the life and health care plans' funded status at December 31, 1995 and 1994.


Actuarial present value of accumulated postretirement benefit obligations:

                                                         Thousands of Dollars
                                                           1995         1994
                                                         --------     --------
Retirees                                                 $ (4,606)    $ (4,768)
Other active plan participants                            (15,322)     (13,182)
                                                         --------     --------
Accumulated postretirement benefit obligation             (19,928)     (17,950)
Fair value of plan assets                                   1,433            -
                                                         --------     --------
Accumulated postretirement benefit
        obligation in excess of plan assets               (18,495)     (17,950)
Unrecognized net gain                                         (56)        (615)
Unrecognized transition obligation                         13,540       14,336
                                                         --------     --------
Subtotal                                                   (5,011)      (4,229)
Other Adjustments                                               -       (2,690)
                                                         --------     --------
Postretirement benefit liability recognized
        in the consolidated balance sheet                $ (5,011)    $ (6,919)
                                                         ========     ========

During 1995, the Company discovered that data underlying its assumption for health care costs for 1994 and 1993 was inappropriate. The Company recalculated the net postretirement benefit cost and present value of accumulated postretirement benefit for the years 1994 and 1993 utilizing assumptions based on appropriate data. The Company has determined that the impact would not have materially changed previously reported net income or retained earnings. Therefore, effects of the above data revision were recorded in 1995. The above tables have been revised to provide information based upon the recalculated amounts and are reconciled to amounts recorded on the books of SJI under the caption "Other Adjustments".

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 1995 are as follows:
Medical and Drug - 7.7 percent for participants age 65 or older and 10.95 percent for participants under age 65 in 1995, both grading to 5.75 percent in 2008. Dental - 7.97 percent in 1995, grading to 5.75 percent in 2003. If the health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1995, would be increased by $2.7 million. The effect of this change on the sum of the service cost and interest cost would be an increase of $0.4 million. The assumed discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1995 and 1994, was 7.5 percent.

12. Commitments and Contingencies:

Construction Commitments - The estimated cost of construction and environmental remediation programs of the Company and its subsidiaries for the year 1996 aggregates $55.9 million and, in connection therewith, certain commitments have been made.

Gas Supply Contracts - SJG, in the normal course of conducting business, has entered into long-term contracts for the supply of natural gas, firm transportation, and long-term firm gas storage service. The earliest expiration of any of the gas supply contracts is 1998. All of the transportation and storage service agreements between SJG and its interstate pipeline suppliers are provided under Federal Energy Regulatory Commission (FERC) approved tariffs. SJG's cumulative obligation for demand charges paid to its suppliers for all of these services is approximately $4.9 million per month which is recovered on a current basis through the LGAC.

Levelized Gas Adjustment Clause filed August 31, 1994 - The Company's LGAC filing for 1994-1995 remains open. The parties for this proceeding continue to question the Company's gas purchasing practices (See Note 2). The Company believes that such practices were proper and that it will prevail in this proceeding.

Pending Litigation - The Company is subject to claims which arise in the ordinary course of its business and other legal proceedings. Included therewith, a group of Atlantic City casinos filed a petition with the BPU on January 16, 1996 alleging overcharges of over $10 million including interest. Management believes that the ultimate liability with respect to these actions, including the situation set forth above, will not materially affect the financial position or results of operations of the Company.

Environmental Remediation Costs - The Company has incurred and recorded certain costs for environmental remediation of sites where SJG or predecessor companies operated gas manufacturing plants or a nonutility subsidiary previously operated a fuel oil business. Manufactured gas operations were terminated at all SJG sites more than 30 years ago.

Since the early 1980s, the Company has recorded environmental remediation costs of $48.4 million, of which $23.6 million has been expended as of December 31, 1995. Management's estimate of the remaining liability of approximately $24.8 million is reflected on the consolidated balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities". Such amounts have not been adjusted for future insurance recoveries, which management is pursuing. Insurance recoveries amounting to $2.7 million and $1.5 million were received in 1995 and 1994, respectively. These proceeds were first used to offset legal fees incurred in connection with such recoveries and the excess was used to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs to be incurred over the next three years based on projected investigation and remediation work plans using existing technologies. Estimates beyond this time cannot be made on a reliable basis due to changing technology, government regulations and site specific requirements and, therefore, have not been recorded. The total costs to be incurred after this 3-year period may be substantial.

The major portion of the recorded environmental remediation costs relate to the remediation of former gas manufacturing sites of SJG, which has recorded and expended amounts of $47.3 million and $22.9 million, respectively, through December 31, 1995. SJG has established a regulatory asset for these costs and is recovering its costs as expended over 7-year amortization periods, as authorized by the BPU. SJG has recovered $6.9 million through rates as of December 31, 1995.

13. Subsequent Events:

On January 16, 1996, SJG petitioned the BPU for a general base rate increase of approximately $26.5 million based on a proposed rate of return of 10.4 percent, including a 13.0 percent return on equity. As part of this petition, SJG is seeking recovery of its increased expenditures for construction and the additional cost of providing postretirement benefits other than pensions. SJG is also seeking to modify the existing sharing formula for pre-tax interruptible and off-system margins.

On January 31, 1996, SJG redeemed $1,998,000 of the 8 1/4% Series due 1996, without premium, and $3,260,000 of the 8 1/4% Series due 1998, with a premium of $22,168.

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


    Quarterly Financial Data

    The summarized quarterly results of operations of the Company, in thousands except for per share amounts, for 1995 and 1994 are presented below:

                                                1995 Quarter Ended                            1994 Quarter Ended
                                    ------------------------------------------    ------------------------------------------
                                     March 31   June 30    Sept. 30   Dec. 31      March 31   June 30    Sept. 30   Dec. 31
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Operating Revenues              $110,456   $ 68,849   $ 60,326   $114,177     $138,943   $ 67,345   $ 68,060   $ 99,611
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Operating Expenses:
     Operation and Maintenance
      Including Fixed Charges         76,329     63,551     60,962     92,210      107,894     61,051     66,437     82,192
     Federal Income Taxes              7,234       (246)    (1,566)     3,952        5,372        125     (1,067)     2,379
     Gross Receipts & Franchise
      and Other Taxes                 13,676      5,703      3,779     10,581       15,914      5,670      4,268      9,070
    Customer Refund Obligation - Net       -          -          -          -            -          -          -      2,275
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Net Income (Loss) Applicable
     to Common Stock                $ 13,217   $   (159)  $ (2,849)  $  7,434     $  9,763   $    499   $ (1,578)  $  3,695
                                    =========  =========  =========  =========    =========  =========  =========  =========
    Earnings (Loss) Per Common
     Share (Based on Average
      Shares Outstanding)(1)(2)     $   1.23   $  (0.01)  $  (0.27)  $   0.69     $   0.99   $   0.05   $  (0.15)  $   0.34
                                    =========  =========  =========  =========    =========  =========  =========  =========
    Average Shares Outstanding        10,718     10,719     10,720     10,722        9,887      9,974     10,456     10,715

    (1)  The sum of the quarters for 1995 does not equal the total due to rounding.
    (2)  The sum of the quarters for 1994 does not equal the total due to the dilution resulting from the number of shares issued during the year.

    NOTE:  Because of the seasonal nature of the business, statements for the three-month periods are not indicative of the results for a full year.


    Market Price of Common Stock and Related Information

                            Market Price                                            Market Price
    Quarter Ended           Per Share         Dividends     Quarter Ended           Per Share         Dividends
    -------------         ------------------  Declared      -------------         ------------------  Declared
    1995                    High      Low     Per Share     1994                    High      Low     Per Share
    -------------         --------  --------  ---------     -------------         --------  --------  ---------
    March 31              20 1/8    17 7/8       $0.36      March 31              24        21 1/4       $0.36
    June 30               21 1/8    19 3/8       $0.36      June 30               22 1/8    17 3/4       $0.36
    Sept. 30              21 3/8    18 3/4       $0.36      Sept. 30              19 1/4    16 5/8       $0.36
    Dec. 31               23 1/2    19 7/8       $0.36      Dec. 31               18 1/8    16 5/8       $0.36

    These quotations are based on the list of composite transactions of the New York Stock Exchange.  The Company's stock is traded on the New York and Philadelphia stock exchanges and the ticker symbol is SJI.  The Company has declared and expects to continue to declare regular quarterly cash dividends.  As of December 11, 1995, the latest available date, the stock records indicate that there were 12,936 shareholders.


    South Jersey Industries, Inc. and Subsidiaries Comparative Operating Statistics

                                                  1995        1994        1993        1992        1991        1990
                                               ---------   ---------   ---------   ---------   ---------   ---------
    South Jersey Gas Company
    Operating Revenues (Thousands):
     Firm
       Residential                             $151,720    $151,857    $142,409    $131,749    $117,904    $112,362
       Commercial                                58,135      61,848      57,392      56,774      51,833      51,102
       Industrial                                 6,014       8,349      13,609      16,195      11,474      15,148
       Cogeneration & Electric Generation        15,725      19,301      23,726      24,110      12,899       2,213
       Firm Transportation                       13,930      18,092      13,746      11,120      10,252       8,578
                                               ---------   ---------   ---------   ---------   ---------   ---------
          Total Firm                            245,524     259,447     250,882     239,948     204,362     189,403

     Interruptible                                6,786       6,610      11,299       8,283       9,425      14,375
     Interruptible Transportation                 2,778       2,985       2,412       2,837       2,891       2,896
     Off-System                                  23,734      38,163       8,788           -           -           -
     Other                                        3,897       4,254       4,200       4,190       3,618       3,862
                                               ---------   ---------    --------    --------    --------    --------
          Total Operating Revenues             $282,719    $311,459    $277,581    $255,258    $220,296    $210,536
                                               =========   =========   =========   =========   =========   =========
    Gas Sales & Transportation (MMcf):
     Firm
       Residential                               19,573      19,543      19,368      18,748      16,442      15,439
       Commercial                                 8,945       9,276       9,182       9,686       8,812       8,514
       Industrial                                 1,016       1,364       2,599       3,341       2,412       2,911
       Cogeneration & Electric Generation         4,860       5,384       6,741       8,629       4,593         693
       Firm Transportation                       14,417      14,401      10,194       8,739       6,858       4,965
                                               ---------   ---------   ---------   ---------   ---------   ---------
          Total Firm Sales                       48,811      49,968      48,084      49,143      39,117      32,522
                                               ---------   ---------   ---------   ---------   ---------   ---------
     Interruptible                                1,843       1,810       3,105       2,333       2,613       4,158
     Interruptible Transportation                 5,888       5,424       4,328       5,455       5,519       5,429
     Off-System                                   9,590      16,840       3,563           -           -           -
                                               ---------   ---------   ---------   ---------   ---------   ---------
          Total Gas Sales & Transportation       66,132      74,042      59,080      56,931      47,249      42,109
                                               =========   =========   =========   =========   =========   =========
    Number of Customers at Year End:
       Residential                              230,446     224,394     218,484     212,939     207,366     201,962
       Commercial                                17,179      16,615      16,206      15,849      15,629      15,275
       Industrial                                   397         397         377         394         393         399
                                               ---------   ---------   ---------   ---------   ---------   ---------
          Total Customers                       248,022     241,406     235,067     229,182     223,388     217,636
                                               =========   =========   =========   =========   =========   =========
    Maximum Daily Sendout (MMcf)                    335         370         318         290         277         270
                                               =========   =========   =========   =========   =========   =========
    Annual Degree Days                            4,865       4,820       4,953       4,916       4,195       3,597
                                               =========   =========   =========   =========   =========   =========
    Normal Degree Days *                          4,559       4,453       4,445       4,409       4,557       4,559
                                               =========   =========   =========   =========   =========   =========
    The Morie Company, Inc.
    Operating Revenues (Thousands):
       New Jersey                              $ 19,110    $ 17,980    $ 16,298    $ 15,115    $ 16,621    $ 18,272
       Other                                     13,139      12,971      12,302      12,528      10,856      10,693
                                               ---------   ---------   ---------   ---------   ---------   ---------
          Total Operating Revenues             $ 32,249    $ 30,951    $ 28,600    $ 27,643    $ 27,477    $ 28,965
                                               =========   =========   =========   =========   =========   =========
    Sand & Gravel Sales (Thousands of Tons):
       New Jersey                                 1,653       1,847       1,634       1,359       1,749       1,942
       Other                                      1,012       1,027         914         969         850         880
                                               ---------   ---------   ---------   ---------   ---------   ---------
          Total Sales                             2,665       2,874       2,548       2,328       2,599       2,822
                                               =========   =========   =========   =========   =========   =========

    *  Average degree days recorded in SJG service territory during 5-year period ended June 30 of prior year.

South Jersey Industries, Inc.
Board of Directors


Frank L. Bradley, Jr.
Director since 1986, Age 71  1, 2
Retired; former Chairman of the Board, President and CEO of Stone & Webster Management Consultants, Inc., New York, N.Y.

Anthony G. Dickson
Director since 1995, Age 47  3, 4
President, New Jersey Manufacturers Insurance Company and New Jersey Re-Insurance Company, West Trenton, N.J.

Richard L. Dunham
Director since 1984, Age 66  1, 2*
Retired; former Chairman of Zinder Companies, Inc., an economic and regulatory consulting firm, Washington, D.C.

W. Cary Edwards
Director from April 1990 to January 1993 and September 1993 to present, Age 51 2, 3
Partner, law firm of Edwards, Caldwell and Poff, Fairlawn, N.J.

Thomas L. Glenn, Jr.
Director since 1986, Age 61  1, 3*
Chairman, Glenn Insurance, Inc., Absecon, N.J.

Vincent E. Hoyer
Director since 1990, Age 71  2, 4
Consultant; formerly President (now retired) of New Jersey Manufacturers Insurance Company, West Trenton, N.J.

Herman D. James, Ph.D.
Director since 1990, Age 52  3, 4
President, Rowan College of New Jersey, Glassboro, N.J.

Marilyn Ware Lewis
Director since 1990, Age 52  2, 3
Chairman of the Board, American Water Works Company, Inc., Voorhees, N.J.

Clarence D. McCormick
Director since 1979, Age 65  1, 2
Chairman, and CEO of The Farmers and Merchants National Bank of Bridgeton, NJ and Chairman and President of Southern Jersey Bancorp of Delaware, Bridgeton, N.J.

Peter M. Mitchell, Ph.D.
Director since 1981, Age 61  1, 2, 4
President, Massachusetts Maritime Academy, Buzzards Bay, Mass.

Jackson Neall
Director since 1990, Age 71  3, 4
Retired; former real estate appraiser and registered builder

Frederick R. Raring
Director since 1995, Age 58  3, 4
President, Seashore Supply Company, Atlantic City, N. J.

William F. Ryan
Director since 1977, Age 61  1*, 4 (Ex Officio)
Chairman, President and Chief Executive Officer of South Jersey Industries, Inc. and South Jersey Gas Company; Chairman of the Board and Chief Executive Officer of Energy & Minerals, Inc. and R & T Group, Inc.

Shirli M. Vioni, Ph.D.
Director since 1983, Age 55  3, 4*
Superintendent, Oberlin, Ohio City Schools, Oberlin, Ohio

1       Executive Committee
2       Compensation/Pension Committee
3       Audit Committee
4       Management Development Committee
*       Committee Chairperson


South Jersey Industries, Inc.
Officers


William F. Ryan
Chairman, President and Chief Executive Officer

Gerald S. Levitt
Vice President and Chief Financial Officer

George L. Baulig
Secretary and Assistant Treasurer

Richard B. Tonielli
Treasurer

William J. Smethurst, Jr.
Assistant Secretary and Assistant Treasurer

                               Back Cover - Inside


SJI Corporate Headquarters

Number One South Jersey Plaza, Route 54
Folsom, NJ 08037-9917
(609) 561-9000
TDD only 1-800-547-9085

Transfer Agent and Registrar
First Union National Bank
Shareholder Services Group
230 South Tryon Street
Charlotte, NC 28288-1153

Dividend, Dividend Reinvestment and Other Shareholder Inquiries
South Jersey Industries, Inc.
Shareholder Records Department
(Address and phone listed above)




Annual Meeting Information

The Annual Meeting of Shareholders will be held on Thursday, April 18, 1996 at 10:00 a.m. at the company's corporate headquarters.

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

Shareholders who participate in the Plan may purchase shares of common stock by the automatic reinvestment of dividends. Optional purchases are permitted each quarter up to a maximum of $100,000 in any calendar year as prescribed in the Plan. Shares of common stock offered through the Plan are currently purchased in the open market. The price of shares purchased under the Plan will be determined by dividing the total cost of all shares purchased during the investment period by the number of shares purchased. The offer and sale of shares under the Plan will be made only through a Prospectus, which may be obtained by contacting the Shareholder Records Department (address and phone listed above).

This report is printed on recycled paper.

                              Back Cover - Outside




South Jersey
Industries, Inc.

Number One South Jersey Plaza
Route 54
Folsom
New Jersey 08037