Form 10-K, Exhibit 13
period 1996-12-31
SOUTH JERSEY INDUSTRIES INC
filed 1997-03-26
CIK 91928

Exhibit 13


Front Cover


Several pictures overlaying each other of various ways to chart a course.

SJI LOGO


South Jersey Industries, Inc.
1996 Annual Report

Inside Front Cover

Company Profile

South Jersey Industries, Inc. is a holding company with investments in natural gas distribution and marketing, and utility construction. South Jersey Gas Company is a natural gas distribution utility supplying natural gas and transportation services to residential, commercial and industrial customers in southern New Jersey. Gas Company also sells natural gas to wholesale customers in the interstate market. South Jersey Energy Company provides services for the acquisition and transportation of natural gas for retail end users. The company also markets total energy management services. Energy & Minerals, Inc. manages the operations of South Jersey Fuel, Inc., a wholesale natural gas marketing company. R & T Group, Inc. manages companies involved in utility construction.


About Our Cover

Just as you would chart a course to reach your destination on a journey, SJI is charting a steady course to successfully navigate the rapidly evolving energy marketplace. The collage on this year's cover depicts the tools needed to plot our course for success and reach our destination--maximizing shareholder value. They include vision, time, information, technology and raw materials.


INSERT: Located on the right side of the page is a map of New Jersey with South Jersey Gas Company's service area highlighted.
         Title  --  South Jersey Gas Company Service Area
         * South Jersey Gas Company - Main Office
         . SJG Divisions
         <> SJG Gas Advantage Stores



    1996 HIGHLIGHTS

    Five-Year Summary of Selected Financial Data                             South Jersey Industries, Inc. and Subsidiaries
    (In Thousands Where Applicable)                                                       Year Ended December 31,

                                                                            1996        1995        1994        1993        1992
                                                                         ---------   ---------   ---------   ---------   ---------
    Operating Results:
      Operating Revenues                                                 $355,458    $304,163    $329,722    $293,492    $275,255
                                                                         =========   =========   =========   =========   =========

      Operating Income                                                   $ 38,559    $ 35,218    $ 27,766    $ 29,170    $ 29,443
                                                                         =========   =========   =========   =========   =========
    Income Applicable to Common Stock:
      Continuing Operations (1)                                          $ 18,265    $ 14,874    $ 10,209    $ 14,455    $ 14,607
      Discontinued Operations - Net (2)                                    12,233       2,769       2,170         516         520
      Cumulative Effect of a Change in Accounting Principle (3)                 -           -           -         382           -
                                                                         ---------   ---------   ---------   ---------   ---------
        Net Income Applicable to Common Stock                            $ 30,498    $ 17,643    $ 12,379    $ 15,353    $ 15,127
                                                                         =========   =========   =========   =========   =========

    Total Assets                                                         $658,381    $604,309    $571,095    $531,778    $471,274
                                                                         =========   =========   =========   =========   =========
    Capitalization:
      Long-Term Obligations and
       Redeemable Preferred Stock                                        $152,050    $171,125    $155,580    $146,889    $121,537
      Common Equity                                                       172,731     157,297     154,972     140,526     132,053
                                                                         ---------   ---------   ---------   ---------   ---------
        Total Capitalization                                             $324,781    $328,422    $310,552    $287,415    $253,590
                                                                         =========   =========   =========   =========   =========
    Ratio of Income from Continuing Operations to
     Fixed Charges (Before Federal Income Taxes)                             2.40        2.16        2.02        2.48        2.48
                                                                         =========   =========   =========   =========   =========
    Earnings Applicable to Common Stock
    (Based on Average Shares):
      Continuing Operations (1)                                          $   1.70    $   1.39    $   1.00    $   1.50    $   1.55
      Discontinued Operations - Net (2)                                      1.14        0.26        0.21        0.05        0.06
      Cumulative Effect of a Change in Accounting Principle (3)                 -           -           -        0.04           -
                                                                         ---------   ---------   ---------   ---------   ---------
        Earnings per Common Share                                        $   2.84    $   1.65    $   1.21    $   1.59    $   1.61
                                                                         =========   =========   =========   =========   =========

    Return on Average Common Equity (4)                                    11.07%       9.53%       6.91%      10.61%      11.36%
                                                                         =========   =========   =========   =========   =========
    Share Data:
      Number of Shareholders                                                 12.1        12.9        14.0        13.1        12.5
      Average Common Shares                                                10,732      10,720      10,258       9,680       9,394
      Common Shares Outstanding at Year End                                10,757      10,722      10,715       9,805       9,498
      Dividend Reinvestment and Stock Purchase Plan:
        Number of Shareholders                                                6.1         6.5         6.6         5.7         5.0
        Number of Participating Shares                                      2,845       2,932       2,941       2,716       2,483
      Book Value at Year End                                             $  16.06    $  14.67    $  14.46    $  14.33    $  13.90
      Cash Dividends Declared                                            $  1.440    $  1.440    $  1.440    $  1.433    $  1.412
      Market Price at Year End                                             24 3/8      23 1/8      18 1/8      23 3/4          23
      Dividend Payout:
        From Continuing Operations                                          84.6%      103.8%       141.5       94.8%       90.2%
        From Total Net Income                                               50.7%       87.5%      116.7%       89.2%       87.1%
      Market Price to Book Value                                           151.8%      157.6%      125.3%      165.7%      165.5%
      Price Earnings Ratio (4)                                              14.34       16.64       18.13       15.83       14.84

    Certain restatements of previously reported amounts were required as a result of discontinued
    business segments during the current year.






    (1) Included in 1994 is the negative impact of a $3.5 million Customer Refund Obligation ordered by the BPU which reduced 1994 earnings by $2.3 million, or $0.22 per share (See Note 4 to Consolidated
         Financial Statements).

    (2) Represents discontinued business segments: sand mining and distribution operations which were sold in 1996 and construction operations which are under a plan of disposal (See Note 2 to Consolidated Financial Statements).

    (3) Included in 1993 is the Cumulative Effect of a Change in Accounting Principle for Income Taxes.

    (4) Calculated based on Income from Continuing Operations.


To Our Shareholders

    South Jersey Industries, Inc. achieved exceptional, record-setting financial performance in 1996. Earnings from continuing operations were $18.3 million for 1996, compared with $14.9 million for 1995.
Our consolidated net income reached approximately $30.5 million in 1996, which includes the sale of The Morie Company, Inc. and discontinued operations. This compares with $17.6 million in 1995. Earnings per share from continuing operations rose 22 percent to $1.70 in 1996, from $1.39 in 1995. Consolidated earnings per share reached $2.84 in 1996 from $1.65 in 1995. Per share earnings are based on 10.7 million average shares outstanding.

    Our financial results reflect record earnings from South Jersey Gas Company, our natural gas distribution company, which has focused on profitable growth and stringent cost control. Higher sales margins from an expanding customer base, improved earnings from colder weather and sales in non-traditional markets outside of our franchise area contributed to a very successful year.


Charting Our Course for Success

    In terms of our strategy for the future, SJI is moving in new and exciting directions, departing somewhat from the course we charted over the last quarter century. Movement to an open energy marketplace has created different demands and new targets for profit in our core energy businesses. To succeed in this new arena, we have engaged in intense long-range planning which has yielded a modified vision, a reshaped corporate structure and strategic goals focused on energy delivery and related services. We are entering into ventures that we believe are prudent and continue to evaluate the long-term thrust of deregulation.

    We are now aggressively pursuing new opportunities in energy marketing, distribution, wholesale and retail sales, and total energy management services. This complements our core objectives to maintain natural gas' position as the fuel of choice, capitalize on its inherent assets, increase our market share, and provide reliable and safe delivery to our customers.

    As increased numbers of energy consumers begin to choose their own natural gas and electric providers, more occasions will exist for Gas Company to compete in the deregulated environment. During the year, Gas Company formed a planning and development group to anticipate and evaluate those opportunities. The knowledge gained through their efforts is invaluable in keeping us at the forefront of the energy industry.

    We maintain a strong interest in selling the commodity, natural gas. Gas Company has profited by re-marketing available gas supplies and pipeline capacity to wholesale customers outside of our traditional service area. Our non-regulated energy subsidiaries continue to mature in this area, anticipating each phase of deregulation to remain ahead of our competition.

    In 1996, our energy marketing companies formed important alliances to offer expanded services and enhance revenue. South Jersey Fuel, Inc. entered into a joint venture with a subsidiary of Union Pacific Resources, one of the nation's largest oil and gas exploration and production companies. Through a newly created limited liability company, Fuel Company and Union Pacific completed numerous, profitable transactions by acquiring gas supplies and pipeline capacity throughout the eastern United States and Canada, and re-packaging the components in an attractive bundled service to wholesale buyers.

INSERT:  Wave Chart located at lower right-hand corner of page 2.
         Title  -  South Jersey Industries, Inc.
                   Consolidated Net Income Applicable to Common
                     Shareholders
                   ($ Millions)

                   Range of Net Income from $15.1 Million to $30.5 million for years 1992 - 1996. Elements of net income include:

                   *   Cumulative Effect of a Change in Accounting
                       Principle
                   **  Discontinued Operations
                   *** Continuing Operations

    Our retail marketing company, South Jersey Energy Company, formed an alliance with Keyspan Energy Management Systems, a Brooklyn Union Gas Company subsidiary. They offer energy delivery, management and services for large retail businesses in the mid-Atlantic Region. Energy Company's marketing experience combined with Brooklyn Union's technical expertise provides us access and acceptance as credible energy advisors and positions us to reduce our customer's commodity costs, opening the door to expanded business relationships.

INSERT: Photograph of two men in van (located at upper right corner of page 3) --
         Title -- Dale Toney, a Gas Company serviceperson first class, demonstrates the new Automated Dispatch
                   System for William F. Ryan, SJI's chairman, president and CEO.

    While our venture into sand mining was very successful, consolidation in the sand industry gave us an opportunity to sell Morie for approximately $55.3 million, representing a substantial premium. We are supplanting Morie's earnings through the return earned by an investment in Gas Company. This was timed to ensure its recognition in our rate case settlement. Morie's sale will also enable us to seek low risk, equity positions in non-regulated energy projects where the potential for attractive returns exists.

    Early in 1996, we streamlined R&T Group, Inc., our general contracting company, phasing out the environmental and crane leasing activities. In January 1997, we sold the company's southern operations and assets. In February 1997, we signed a non-binding letter of intent to sell nearly all the remaining assets of the company's operating subsidiaries.

    The changing natural gas industry has prompted a reshaping of SJI's financial policy to help us meet the new challenges. We have taken definitive steps to improve our financial profile and increase our attractiveness to existing and potential investors. We are working hard at improving shareholder value through a higher market price and a competitive dividend. To accomplish this we will pursue stringent cost control, incremental revenue in all business segments and regulatory recognition of our efficiencies and entrepreneurial efforts. We improved our payout ratio and achieved a capital structure with lower debt and greater equity. We will continue to evaluate our dividend policy consistent with today's competitive environment and our realized earnings. However, we remain confident that our current dividend level is both sustainable and competitive.

    As changes take place in our industry and our companies, our dedicated employees, much like a ship's crew, will navigate us safely into each new harbor. During the course of our journey we will constantly assess the impacts and opportunities of deregulation, making course corrections as necessary, while keeping sight of our destination--maximizing value for our shareholders and customers.

    In April 1997, Vincent Hoyer, Frank Bradley and Jackson Neall will retire from our Board of Directors. We have benefitted greatly from their valuable expertise and wish them a happy, healthy retirement.

William F. Ryan
Chairman
February 19, 1997

1996 Highlights
South Jersey Gas Company

* Achieved record net income for 1996 of $19.2 million. This was a 22 percent increase over 1995 net income of $15.8 million.

* Added approximately 5,900 customers, bringing total customers to approximately 254,000 and completed $39.4 million in system expansion and upgrades. To improve service for existing customers and provide for Atlantic City's forecasted growth, we completed a major, $4 million transmission system construction project.

* Formed a Planning and Development Group to study energy-related issues to take advantage of emerging opportunities resulting from electric and natural gas industry deregulation.

* Filed a rate case in January 1996. Settlement of this base rate case in January 1997 allows the company to serve its customers more effectively in light of increased competition from deregulation and also address new markets. We estimate the final value of the settlement to be approximately $10.3 million in increased revenue. The major components include:

    - $6 million base rate relief and an 11.25 percent return on equity; - A pilot program allowing 10,000 residential customers to purchase gas from a provider other than Gas
         Company;

    - Improvement in the sharing formula for off-system sales and transportation; additional profits will be retained upon completion of major capital improvement projects during 1997-98;

    - Increasing some existing fees for customer services and creating others;

    - A new transportation rate structure to meet the needs of large, commercial customers, such as casinos.

* Received approval to return $2.5 million to customers through the Temperature Adjustment Clause due to extremely cold winter weather in 1995-96. This partially offsets the impact of the $6 million rate increase on customers.

* Increased the Levelized Gas Adjustment Clause by approximately $8 million to recover gas costs from customers.

* Increased pre-tax profits from off-system and interruptible sales and transportation services by $6.4 million, or 73 percent over 1995. As a result, residential and commercial customers will benefit from lower gas costs, while shareholders will benefit from increased income.

* Tested new Automated Dispatch System to allow the company to dispatch crews via a computer network. We will invest $1.3 million to install ADS company-wide and expect to save roughly $500,000 annually from increased productivity and lower labor costs.

* Completed the strategic planning process resulting in a $2.9 million savings in operating and maintenance expenses. For 1997, operating and maintenance expense levels per average customer are projected to be less than in 1996 and 1995.

INSERT: Radar Chart - ranging from 229,182 to 253,874 customers for the years 1992 - 1996 (located at lower right corner of page
         4)
         Title  --  South Jersey Gas Company
                    Number of Customers at Year End
                    (Thousands)

South Jersey Fuel, Inc.

* Entered into an agreement with Union Pacific Fuels, Inc. in April 1996 to form South Jersey Resources Group, LLC, which markets natural gas, storage and pipeline capacity to large-volume, wholesale customers in the Northeast.

* Fuel Company generated $5.7 million in revenues from direct sales during its first full year operating as a wholesale energy marketer. South Jersey Resources Group generated approximately $32.9 million in revenues in 1996.


South Jersey Energy Company

* Formed an alliance with Keyspan Energy Management Systems, a subsidiary of Brooklyn Union Gas Company, to market new natural gas-related products and total energy management services to large commercial and industrial customers. The company expects its first total energy management project to begin in early 1997.

* Began marketing conversion to natural gas from electricity, as well as total energy management services, to small commercial accounts emphasizing long-term agreements.

INSERT:  Photograph of plastic pipe
          (located at center right of page 5)
         Title  --  In 1996, Gas Company completed $39.4 million in major, system expansion and improvement projects to better serve existing customers and prepare for future growth.

The Morie Company, Inc.

* Sold to Unimin Corporation of New Canaan, Connecticut for approximately $55.3 million in December 1996, after receiving unsolicited inquiries about the company and assessing its value. Several sand mining companies expressed an interest in acquiring Morie due to its operating success and extensive sand reserves.


R&T Group, Inc.

* Extended contract for an additional year with South Jersey Gas Company for utility construction work.

* Streamlined R&T Group and refocused attention on utility construction in southern New Jersey. Phased out environmental and crane leasing activities. Sold the company's southern operations and assets in January 1997. Signed a non-binding letter of intent in February 1997 to sell nearly all the remaining assets of R & T Group's operating subsidiaries.

Charting Our Course for Success

    This is an exciting time in our industry, and we are eager to vigorously accept the challenges facing our companies. We are enthusiastic and confident in our ability to succeed in the energy industry of the coming century. Our strategy for success is to focus on energy delivery and related services and to increase gas volumes consumed by adding customers, offering new services and promoting natural gas as "America's Best Energy Value."


South Jersey Gas Company

    The rapidly evolving natural gas industry has dramatically affected acquisition, transportation and delivery systems -- fostering competition and challenging us to effectively manage new risks. Utilities must move from traditional regulation and develop new market-based rate strategies. South Jersey Gas Company is, and has been, fully engaged in this transition. Our emphasis is on cultivating new markets to increase earnings and using the inherent strengths of our utility assets.

    Historically, studies identify Gas Company as a low-cost natural gas provider, both regionally and nationally. We emphasize cost control as an integral part of our corporate philosophy and culture to maintain this status as other companies streamline their operations. Workforce reduction through attrition, early retirement programs, outsourcing and work simplification through automation help to strengthen our position. For example, in 1996, in our Cape May Division, we began testing an automated dispatching system, which was largely designed by our own personnel. When fully installed, this system will save an estimated $500,000 annually through improved productivity and reduced labor costs. We reduced operating and maintenance expenses, excluding gas costs, by $2.9 million annually and are constantly seeking additional savings. We project that our 1997 operating and maintenance expense levels per average customer will be less than in 1996 and 1995. And, we accomplished these savings without compromising the quality of service we provide to customers or negatively impacting our highly skilled and valued employees.


Service Area Growth

    Atlantic City is engaged in unparalleled development and expansion, forecasted to exceed $8.0 billion by the turn of the century. Estimates indicate that the number of casino hotel rooms will triple; and six additional casinos are planned. The number of tourists and visitors could double and casino-related jobs will increase from 47,000 to 70,000. This growth includes a new convention center, scheduled to open in the spring of 1997, new family oriented attractions, affordable housing, and major transportation improvements.

    The expansion in Atlantic City, while exciting and significant to us, represents only part of the development in our market area. We project 70 percent of our normal growth will occur in 17 different municipalities. Over the next five years, as the Atlantic City expansion unfolds, our forecasted growth rate of 2.5 to 3.0 percent could reach 4.0 to 5.0 percent. Adding customers at double the national average makes Gas Company one of the fastest growing natural gas utilities in the country.

Increased Throughput

    In general, Gas Company earns profits by distributing natural gas through its facilities to our customers--not by selling the commodity. Therefore, we evaluate every opportunity to extend natural gas service to residential, commercial and large-volume customers to assure a favorable relationship of revenues generated and capital invested. When appropriate, customers and developers contribute to the capital requirements ensuring an attractive return on our investment. We formed a Transportation Department to enhance service to our transportation customers and their marketers. Through efforts such as these, we achieve greater throughput, profits and improved customer service.

INSERT:  Modified Bar Chart - Earnings Per Common Share from continuuing Operations and Dividends Declared (Dollars) for years 1992 -1996. (located at upper left hand corner of page
         7)
                    *  Earnings - Range from $1.55 to $1.70
                    ** Dividends - Range from $1.412 to $1.440

    Our Off-System Sales Division markets various gas services to customers outside of our service area when gas supplies and pipeline capacity are not required to serve our firm customers. In 1996, our total sales and capacity release volumes in the off-system marketplace amounted to 34.0 billion cubic feet which generated pre-tax profits of $11.6 million. Under our existing sharing formula, the combined profits from off-system and interruptible sales generated pre-tax profits of $6.9 million for shareholders and $8.1 million as a credit to gas costs for our customers.

    Consistent with a focus on quality service, we reorganized our marketing function, creating a large account group which concentrates on attracting and retaining large-volume customers who are among the most desirable to our competitors. This group focuses on schools, colleges, government buildings, casinos, acute and ambulatory health care facilities and other commercial and industrial customers.

INSERT: Photograph of Atlantic City, NJ shore line (located at lower right hand corner of page 7)
         Title -- The renaissance of expansion taking place in Atlantic City will contribute significantly to Gas Company's position as one of the fastest growing natural gas utilities in the nation.

Rate Case Settlement

    To succeed in the competitive marketplace, Gas Company has refined its tariff to take maximum advantage of deregulation at the federal and state levels. In our January 1996 base rate filing, we proposed the development and expansion of alternative revenue sources, the modification of unbundled services and the initiation of cost-causation rate strategies, all market-driven approaches.

    In January 1997, we settled this rate case when the New Jersey Board of Public Utilities approved a $6.0 million base rate increase, with an 11.25 percent return on equity. We estimate the final value of settlement to be approximately $10.3 million in increased revenues.

    We improved the sharing formula for interruptible and off-system sales and transportation margins to return a greater portion of those margins to our shareholders. Some existing service fees were increased and several new service fees were established to ensure that we are properly reimbursed by the customers who use those services. Innovative rate design coupled with improvements in the sharing formula and service fees, enabled us to stabilize the customers' rates in highly competitive markets.

    Residential customers will benefit from deregulation through a new program which will allow up to 10,000 of them to choose a natural gas supplier other than Gas Company. Our program ensures the suppliers' financial integrity and, if necessary, permits those customers to return to Gas Company as their supplier without service interruption. While the program will give residential customers new choices, it will not adversely impact Gas Company's earnings.

    We have fine-tuned our unbundling process to provide increased flexibility for our customers who choose to purchase their gas supplies from other providers. Regardless of those new or expanded customer choices, in all markets our bottom line is indifferent to the customer's choice of the commodity provider.

INSERT: Photograph of Boiler Room (located at center left hand side of page)
         Title -- SJI's non-regulated companies are dedicated to helping commercial and industrial customers manage their facilities, including boiler rooms. This is just one of the specialized services we offer.

Non-Regulated Energy Companies

    To excel over the competition, Gas Company and SJI's non-regulated energy companies must offer new services related to acquiring and transporting natural gas from the well-head to the burner tip. Using our collective expertise to provide these services, we can help our customers manage their businesses more cost effectively and provide shareholders with increased profits.

INSERT:  Passage on left hand side of page 9 --
         To excel over the competition, Gas Company and SJI's non-regulated energy companies must offer new services related to acquiring and transporting natural gas from the well-head to the burner tip.


South Jersey Energy Company

    Since 1987, South Jersey Energy Company has assisted commercial and industrial customers in acquiring and transporting natural gas supplies. Over the years, Energy Company has expanded these services throughout the mid-Atlantic region, and recently began offering total energy management services. To strengthen our position in this market, we established an alliance with Keyspan Energy Management Systems, a Brooklyn Union Gas Company subsidiary.

    Initially, we are targeting commercial, industrial, government and other institutional facilities to market these services. Flexible energy management contracts will meet each customer's specific needs. For example, we could purchase the heating and cooling plant for new or existing buildings if the customer requires capital. We may become an equity partner in the plant, or we could arrange a lease-purchase agreement on the equipment. We will aggressively pursue long-term agreements to manage energy facilities, as well as provide natural gas and electricity at competitive rates. Providing our customers with outstanding energy services and tangible savings is our goal.


South Jersey Fuel, Inc.

    South Jersey Fuel, Inc. operates in the wholesale marketplace, targeting large users, utilities and marketing companies. We acquire gas supplies and pipeline capacity from throughout the eastern United States and Canada, re-package the components, and sell a complete service.

    In April 1996, South Jersey Fuel and Union Pacific Fuels, formed South Jersey Resources Group, LLC to market natural gas storage, peaking services and transportation capacity. Since its formation, South Jersey Resources has successfully marketed its services in the Northeast. In addition to selling natural gas and pipeline capacity, we manage significant natural gas storage assets in southern gas-producing states. Through a combination of storage, Canadian supplies and pipeline capacity, we secured profitable commitments for services through the winter of 1996-1997. Our storage rights in the southern region of the country position us to take advantage of highly profitable market opportunities as they arise. We will continue to build our business by combining strategic physical resources and expertise to offer marketable gas supplies and management services in our target markets.

Management's Discussion and Analysis of Results of Operations and
Financial Condition

Overview -- South Jersey Industries, Inc. (SJI) has four wholly owned subsidiaries, South Jersey Gas Company (SJG); Energy & Minerals, Inc. (EMI); South Jersey Energy Company (SJE); and R & T Group, Inc. (R&T). SJG is a natural gas distribution company serving 253,874 customers at December 31, 1996, compared with 248,022 customers at December 31, 1995. EMI is a holding company principally engaged in the wholesale marketing of natural gas through its energy service subsidiary, South Jersey Fuel, Inc.
(SJF). SJE provides services for the acquisition and transportation of natural gas for retail end users. SJE also markets total energy management services. The results of operations of the Company's other nonutility operating companies are not material to the Company's financial statements taken as a whole.

     As described under Sale of Capital Assets and Income from Discontinued Operations, the financial statements reflect the sale of EMI's sand mining and processing subsidiary, The Morie Company, Inc. (Morie), and the sale and write down of certain assets of R&T. The accompanying financial statements report the remaining fixed assets and results of operations under the classification of discontinued operations (See Note 2).

     Seasonal aspects affect reported revenues, inventories, receivables, operating expenses and cash flows of SJI's subsidiaries, principally utility operations which are usually greater during the first and fourth quarters of the year.


Competition -- SJG franchises are non-exclusive, however, currently no other utility is providing service within its territory. SJG competes with oil, propane and electricity suppliers for residential, commercial and industrial users. The market for natural gas sales is subject to competition as a result of deregulation. Through its tariff, SJG has promoted competition while maintaining its margins. Substantially all of SJG's profits are from the transportation rather than the sale of the commodity. SJG believes it has been a leader in addressing the changing marketplace. It maintains its focus on being a low-cost provider of natural gas and energy services. Also, SJE and SJF have aimed at increasing their operations in the areas of off-system gas sales and energy services in a highly competitive marketplace.

Energy Adjustment Clauses -- SJG's tariff includes a Levelized Gas Adjustment Clause (LGAC), a Temperature Adjustment Clause
(TAC) and a Remediation Adjustment Clause (RAC). These clauses are designed to permit adjustments for changes in gas supply costs, reduce the impact of extreme fluctuations in temperatures on SJG and its customers, and recover costs incurred in the remediation of former gas manufacturing plants. New Jersey Board of Public Utilities (BPU) approved LGAC and RAC adjustments do not directly affect earnings because revenues are adjusted to match costs. TAC adjustments do affect revenue, income and cash flows since extremely cold weather can generate credits to customers, while extremely warm weather during the winter season can result in additional billings to customers.
Results of Operations:

Operating Revenues - Utility -- In 1996, revenues increased $49.1 million over 1995. Revenues decreased $17.8 million when comparing 1995 with 1994. In 1996, the revenue increase is principally due to greater firm sales resulting from weather which was 6.4 percent colder than 1995 and a net increase of approximately 5,900 customers. Total sales margin 1 was lower in 1996 principally due to increased revenues from off-system sales and capacity release programs. While off-system sales decreased in 1996, those sales had a positive impact due to increased margins. Utility revenues decreased in 1995 principally due to lower off-system and firm gas sales, partially offset by the impact of a rate increase effective December 14, 1994 (See Regulatory Matters). However, sales margin increased in 1995 principally due to that rate increase and the addition of approximately 6,600 customers.

INSERT:  Footnote   1 - Revenues less cost of gas, gross receipts
                        and income taxes.

     Utility revenue changes also reflect the impact of commodity prices for purchased gas as implemented through the LGAC. Average commodity prices were as follows (per Mcf):

                                    1996       1995       1994
                                    -----      -----      -----
     Twelve month period
      ended December 31,            $2.93      $1.91      $2.18
                                    =====      =====      =====

Operating Revenues - Nonutility -- Revenues increased by approximately $2.2 million in 1996 compared with 1995 as a result of higher volume sales by SJF and the effect of increased prices due to higher commodity costs. Revenues decreased by $7.8 million for 1995 compared with 1994 principally due to lower energy-related sales.

Gas Purchased for Resale -- Gas purchased for resale increased $41.4 million in 1996 compared with 1995 and decreased by $30.6 million in 1995 compared with 1994. Sources of gas supply include both contract and open-market purchases. The principal causes are based on price and volume changes as described under Operating Revenues - Utility. SJG is responsible for securing and maintaining its own gas supplies to serve its customers.

     SJG has entered into long-term contracts for natural gas supplies, firm transportation, and firm gas storage service. The earliest expiration of any of these contracts is 1998. All of the transportation and storage service agreements between SJG and its interstate pipeline suppliers are provided under tariffs approved by the Federal Energy Regulatory Commission. SJG's cumulative obligation for demand charges for all of these services is approximately $5.3 million per month which is recovered on a current basis through its LGAC.

Operation and Maintenance - Utility -- A summary of net changes for the years ended December 31, 1996 and 1995, compared with the year preceding is as follows (in thousands):


                                    1996 vs. 1995   1995 vs. 1994
                                    -------------   -------------
     Other Production Expense          $ 171          $   (2)
     Transmission                         83             (32)
     Distribution                        474              15
     Customer Accounts and Services      186             573
     Sales                               (32)            (36)
     Administration and General         (994)          2,930
     Other                              (243)             98
                                       ------          ------
                                       $(355)          $3,546
                                       ======          ======

     Distribution costs increased in 1996 principally due to greater distribution main markout and leak survey activities. The 1996 reduction in administrative and general costs was principally due to decreased data processing, employee welfare and regulatory costs. Increased administrative and general expense for 1995 was principally due to higher labor, employee welfare and regulatory costs. The increase in employee welfare costs was principally related to the recording of approximately $1.2 million of additional post-retirement benefit costs other than pension. However, this cost is offset by revenues as provided in SJG's 1994 rate increase (See Regulatory Matters and Note 9).

Other Operating Expenses -- A summary of principal changes in other consolidated expenses for the years ended December 31, 1996 and 1995, compared with the preceding year is as follows (in thousands):


                                   1996 vs. 1995   1995 vs. 1994
                                   -------------   -------------
     Operation and Maintenance -
      Nonutility                       $2,312        $(7,702)
     Depreciation                       1,016          1,001
     Federal Income Taxes               1,402          2,128
     Gross Receipts & Franchise
      and Other Taxes                   2,229         (1,338)


     Nonutility expense increased in 1996 due to higher volumes sold and increased product costs. The decrease in 1995 was due to lower commodity sales.

     Depreciation is higher in 1996 and 1995 principally due to increased investment in property, plant and equipment by SJG.

     Federal Income Tax changes reflect the impact of changes in pre-tax income from continuing operations.

     The changes in Gross Receipts & Franchise Taxes in 1996 and
1995 are due to changes in volumes of gas sold, which are subject to those taxes.

     In December 1994, the BPU ordered a $3.5 million customer refund which resulted in an unfavorable impact of $2.3 million
(net of taxes), or $0.22 per share. Customers received this refund through the 1994-1995 LGAC (See Note 4).

Interest and Other Charges -- Interest charges decreased slightly in 1996 compared with 1995. The decrease is principally due to lower levels of long-term debt outstanding and LGAC overcollections, partially offset by the effects of higher levels of short-term debt outstanding. Interest charges increased by $5.1 million in 1995 compared with 1994, principally due to increased levels of long-term debt, higher interest rates and levels of LGAC overcollections.

Sale of Capital Assets and Income from Discontinued Operations -- In 1996, EMI sold Morie's common stock for approximately $55.3 million. The underlying book value was approximately $27.9 million and the net gain on the transaction amounted to $15.0 million, after deducting income taxes of $11.3 million and selling costs of $1.1 million (See Note 2). A portion of the sale proceeds was used to redeem subsidiary debt, including $9.0 million of 9.66% Senior Notes and a bank note of approximately $2.0 million. Also, the assets of certain R&T subsidiaries were sold in January 1996 and January 1997 for approximately $1.5 million. The net book value of the assets sold amounted to approximately $1.9 million. In connection with a plan to discontinue or sell the R&T companies, R&T's recorded value was reduced in 1996 to reflect the net realizable value (net of income taxes). The profit or loss and the write down to net realizable value, net of inventories, are included under the caption Net Gain on the Disposal of Discontinued Operations (See Note 2).

     The 1996 decrease in income from discontinued operations is principally due to recording a liability for anticipated environmental remediation expenses, insurance claims and termination costs.

Net Income Applicable to Common Stock -- Net income (in thousands) and earnings per common share reflect the following changes:


                                     1996 vs. 1995   1995 vs. 1994
                                     -------------   -------------
     Income from Continuing
      Operations                        $ 3,391          $4,665

     Net Gain on Disposal of
      Discontinued Operations            12,640               -
     (Loss) Income from
      Discontinued Operations            (3,176)            599
                                        -------         -------
         Net Income Increase            $12,855          $5,264
                                        =======         =======

     Earnings per Common Share
       Continuing Operations              $0.31           $0.39
       Discontinued Operations             0.88            0.05
                                        -------         -------
         Earnings per Share Increase      $1.19           $0.44
                                        =======         =======


     The details affecting the increase in net income and earnings per share are discussed under the appropriate captions above.

Liquidity -- The seasonal nature of gas operations, the timing of construction and remediation expenditures and related permanent financing, as well as mandated tax and sinking fund payment dates require large short-term cash requirements. These are generally met by cash from operations and short-term lines of credit. The Company maintains short-term lines of credit with a number of banks, aggregating $152.0 million at December 31, 1996. The credit lines are uncommitted and unsecured with interest rates below the prime rate.

     Changes in cash flows are principally due to the following.
The net increase in Cash and Cash Equivalents in 1996 is principally due to the sale of capital assets, partially offset by repayment of nonutility debt. The write down of recorded assets to net realizable value did not impact cash flows.

     Depreciation, Depletion and Amortization are non-cash charges to income and do not impact cash flow. Increases in depreciation cost reflect the effect of additions to fixed assets.

     Increases in Revenues and Fuel Costs Deferred - Net reflect the impact of overcollection of fuel costs or the recovery of previously deferred fuel costs. Decreases reflect the impact of payments or credits to customers for amounts previously overcollected or the undercollection of fuel costs resulting from increases in natural gas costs.

     Increases in Deferred and Non-Current Federal Income Taxes and Credits - Net represent the excess of taxes accrued over amounts paid. Decreases reflect the impact of taxes paid in excess of amounts accrued. Generally, deferred income taxes related to deferred fuel costs will be paid in the next year.

     Changes in Environmental Remediation Costs - Net represent the difference between amounts collected under the RAC and through insurance recoveries, and remediation expenditures.

     Changes in Accounts Receivable are generally weather and price related. Increases generate cash flows when collected in subsequent periods.

     Changes in Inventory reflect the impact of seasonal requirements, temperature and price changes.

     Changes in Gross Receipts & Franchise Taxes reflect the impact of the excess of taxes paid over taxes accrued. However, there are significant timing differences in cash flows during the year since SJG must pay the full year's tax on April 1 of each year and amortize any prepaid tax over the remainder of the year, on the basis of gas volumes sold. SJG uses short-term borrowings to make these tax payments and, accordingly, this results in a temporary increase in the short-term debt level. The carrying costs for these timing differences are recognized in base utility rates.

     Changes in Accounts Payable and Other Current Liabilities reflect the impact of timing differences between the accrual and payment of costs.

     Cash flow from nonutility operations is generally retained in the nonutility companies with amounts in excess of cash requirements passed up to the Company either as dividends or as temporary short-term loans. These activities are not considered material in relation to the financial statements.

Regulatory Matters -- On December 14, 1994, the BPU granted SJG a rate increase of $12.1 million based on a 9.51 percent return on rate base, which included an 11.5 percent return on equity. Nearly the entire increase came from the residential, commercial and small industrial customer classes. In addition, SJG was allowed to retain the first $4.0 million of combined pre-tax interruptible and off-system margins and 20 percent of margins above that level.

     On January 27, 1997, the BPU granted SJG a rate increase of $6.0 million based on a rate of return of 9.62 percent including an 11.25 percent return on equity (See Note 14). As part of this rate increase, SJG is allowed to retain the first $5.0 million of combined pre-tax margins generated by interruptible and off-system sales and 20 percent of pre-tax margins generated by sales above that level. In 1997 and 1998, this $5.0 million threshold will be increased by the annual revenue requirement associated with completed major construction projects. These sharing formula improvements are projected to result in additional rate relief of approximately $1.4 million in 1997 and $1.8 million beginning in 1998. In 1997, SJG will file to recover additional post-retirement benefit costs of approximately $1.1 million annually. This recovery is expected to begin in 1998.

     On that same date, the BPU also approved SJG's request for a $2.5 million revenue reduction through the TAC.

     In April 1996, SJG received BPU approval to increase its rates to recover approximately $8.0 million of increased natural gas costs through the LGAC.

     The adoption of FASB No. 109, "Accounting for Income Taxes" in 1993 primarily resulted in the creation of a regulatory asset and a deferred income tax liability. As a result of positions taken in the 1994 rate case, the amortization of the asset is being recovered through rates over an 18-year period which began in December 1994. Also, FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", adopted by the Company in 1993, requires an accrual basis of accounting for retiree benefit payments during the years of employment. The Company has elected to recognize the unfunded transition obligation over a 20-year period which began in 1993. The majority of the postretirement benefit costs apply to SJG, which had previously recovered these costs through rates on a pay-as-you-go basis. A December 1994 BPU order provided for partial recovery of costs associated with FASB No. 106 and prescribes continued deferral of unrecovered costs. SJG was initially seeking recovery of this asset in its current rate proceedings; however, the BPU initiated a generic proceeding to address the recovery of these costs by all utilities in the State (See Note 9). Also, beginning in 1995, an external trust was established for the purpose of contributing costs recovered from ratepayers resulting from a settlement with the BPU. Contributions to the trust amounted to $2.1 million in both 1996 and 1995. The balance of the regulatory asset amounted to $5.2 million at December 31, 1996.

     The Company has incurred and recorded certain costs for environmental remediation of sites where SJG or predecessor companies operated gas manufacturing plants. Manufactured gas operations were terminated at all SJG sites more than 30 years ago. Certain of SJI's nonutility subsidiaries have also recorded costs for environmental remediation of sites where SJF previously operated a fuel oil business and Morie maintained equipment fueling stations and storage.

     Since the early 1980s, the Company has recorded environmental remediation costs of $73.6 million, of which $29.9 million has been expended as of December 31, 1996. The Company, with the assistance of an outside consulting firm, estimates that total future expenditures to remediate SJG's sites will range from $41.7 million to $150.2 million. The lower end of this range has been recorded as a liability and is reflected on the consolidated balance sheet under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities. Recorded environmental remediation costs of SJG do not directly affect earnings because those costs are deferred and, when expended, recovered through rates over 7-year amortization periods. Amounts accrued for future expenditures have not been adjusted for future insurance recoveries, which management is pursuing. SJG has received $4.2 million of insurance recoveries as of December 31, 1996. These proceeds were first used to offset legal fees incurred in connection with those recoveries and the excess was used to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs to be incurred based on projected investigation and remediation work plans using existing technologies. Actual expenditures could differ from the estimates due to the long-term nature of the projects and changing technology, government regulations and site specific requirements.

     The major portion of the recorded environmental remediation costs relate to the remediation of SJG's former gas manufacturing sites. SJG has recorded $70.8 million for the remediation of these sites, of which $29.1 million has been expended through December 31, 1996. SJG has established a regulatory asset for these costs and is recovering amounts expended over 7-year amortization periods, as authorized by the BPU. As of December 31, 1996, SJG has unamortized remediation expenditures of $15.6 million which are reflected on the consolidated balance sheet under the caption Deferred Debits. Since BPU approval of the RAC mechanism in August 1992, SJG has recovered $9.3 million through rates as of December 31, 1996.

     With Morie's sale, EMI assumed responsibility for environmental liabilities which are estimated to range between $2.0 million and $4.0 million. The information available on these sites was sufficient only to establish a range of probable liability and no point within the range is more likely than any other, therefore, EMI accrued the lower end of the range (See Note
13).

     The Company is subject to claims which arise in the ordinary course of its business and other legal proceedings. A group of Atlantic City casinos filed a petition with the BPU on January 16, 1996, alleging overcharges of over $10.0 million, including interest. Management believes that the ultimate liability with respect to these actions will not materially affect the Company's financial position or results of operations.

Capital Resources -- The Company has a continuing need for cash resources and capital, primarily to invest in new and replacement facilities and equipment for the remediation of former coal gas manufacturing sites for its utility subsidiary. Total construction and remediation expenditures for 1997 are estimated at $59.6 million. 1998 and 1999 costs are estimated at approximately $65.7 million and $59.7 million, respectively. These investments are expected to be funded from several sources, which may include cash generated by operations, temporary use of short-term debt, sale of first mortgage bonds, sale of common stock, sale of preferred stock and capital leases. The Company's specific financing plans for 1997 include equity investment of approximately $25.6 million in SJG.

     In January 1996, SJG redeemed a total of $5,258,000 of its 8 1/4% Series First Mortgage Bonds maturing in 1996 and 1998. In April 1996, SJG redeemed the remaining balance of its 9.2% Series First Mortgage Bonds due 1998, amounting to $2,667,000. In January 1995, SJG issued $30.0 million of 8.6% Debenture Notes maturing February 1, 2010.

     A shareholder rights plan is in effect beginning September
20, 1996, extending through September 20, 2006 (See Note 8).

Inflation -- The impact of inflation on nonutility operations tends to follow the movement of general price changes. As to utility operations, the ratemaking process provides that only the original cost of utility plant is recoverable in revenues as depreciation. Therefore, the excess cost of utility plant, stated in terms of current cost over the original cost of utility plant, is not presently recoverable. While the ratemaking process gives no recognition to the current cost of replacing utility plant, based on past practices, the Company believes it will be allowed to earn on the increased cost of its net investment as replacement of facilities actually occurs.

Summary -- The Company is confident it will have sufficient cash flow to meet its operating, capital and dividend needs and is taking and will take such actions necessary to employ its resources effectively.



Independent Auditors' Report

To the Shareholders and
Board of Directors of
South Jersey Industries, Inc.:

We have audited the consolidated balance sheet of South Jersey Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related statements of consolidated income, consolidated retained earnings and consolidated cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of South Jersey Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 19, 1997
                               -12-


    Statements of Consolidated Income                                               South Jersey Industries, Inc. and Subsidiaries
    (In Thousands Except for Per Share Data)                                                   Year Ended December 31,

                                                                                            1996        1995        1994
                                                                                         ---------   ---------   ---------
    Operating Revenues:
       Utility (Notes 1 & 4)                                                             $329,295    $280,233    $298,030
       Nonutility                                                                          26,163      23,930      31,692
                                                                                         ---------   ---------   ---------
          Total Operating Revenues                                                        355,458     304,163     329,722
                                                                                         ---------   ---------   ---------
    Operating Expenses:
       Gas Purchased for Resale                                                           185,138     143,788     174,434
       Operation and Maintenance - Utility                                                 46,023      46,378      42,832
                                   Nonutility                                              26,779      24,467      32,169
       Depreciation (Note 1)                                                               14,864      13,848      12,847
       Federal Income Taxes (Notes 1 & 5)                                                  10,155       8,753       6,625
       Gross Receipts & Franchise Taxes and Other Taxes (Note 7)                           33,940      31,711      33,049
                                                                                         ---------   ---------   ---------
          Total Operating Expenses                                                        316,899     268,945     301,956
                                                                                         ---------   ---------   ---------
    Operating Income                                                                       38,559      35,218      27,766
                                                                                         ---------   ---------   ---------
    Interest and Other Charges:
       Long-Term Debt                                                                      14,117      15,022      12,003
       Short-Term Debt                                                                      5,533       3,489       2,817
       Other (Note 6)                                                                         644       1,833         462
                                                                                         ---------   ---------   ---------
          Total Interest and Other Charges                                                 20,294      20,344      15,282
                                                                                         ---------   ---------   ---------
    Customer Refund Obligation - Net (Notes 4 & 5)                                              -           -       2,275
                                                                                         ---------   ---------   ---------
    Income from Continuing Operations                                                      18,265      14,874      10,209
    Discontinued Operations (Note 2):
       (Loss)Income from Discontinued Operations - Net                                       (407)      2,769       2,170
       Net Gain on the Disposal of Discontinued Operations                                 12,640           -           -
                                                                                         ---------   ---------   ---------
          Net Income Applicable to Common Stock                                          $ 30,498    $ 17,643    $ 12,379
                                                                                         =========   =========   =========
    Average Shares of Common Stock Outstanding (Note 8)                                    10,732      10,720      10,258
                                                                                         =========   =========   =========
    Earnings Per Common Share: (Notes 2 & 8)
       Continuing Operations                                                             $   1.70    $   1.39    $   1.00
       Discontinued Operations - Net                                                         1.14        0.26        0.21
                                                                                         ---------   ---------   ---------
          Earnings Per Common Share                                                      $   2.84    $   1.65    $   1.21
                                                                                         =========   =========   =========

    Cash Dividends Declared Per Common Share                                             $   1.44    $   1.44    $   1.44
                                                                                         =========   =========   =========

    Statements of Consolidated Retained Earnings (In Thousands)                                Year Ended December 31,
                                                                                         ---------------------------------
                                                                                            1996        1995        1994
                                                                                         ---------   ---------   ---------
    Balance at Beginning of Year                                                         $ 33,705    $ 31,497    $ 33,889
    Net Income Applicable to Common Stock                                                  30,498      17,643      12,379
    Cash Dividends Declared - Common Stock                                                (15,460)    (15,435)    (14,771)
                                                                                         ---------   ---------   ---------
    Balance at End of Year (Note 12)                                                     $ 48,743    $ 33,705    $ 31,497
                                                                                         =========   =========   =========

    The accompanying schedule and footnotes are an integral part of the financial statements.

                                                               -13-


    Statements of Consolidated Cash Flows                                           South Jersey Industries, Inc. and Subsidiaries
    (In Thousands)                                                                           Year Ended December 31,

                                                                                          1996        1995        1994
                                                                                       ---------   ---------   ---------
    Cash Flows from Operating Activities:

       Net Income Applicable to Common Stock                                           $ 30,498    $ 17,643    $ 12,379
       Adjustments to Reconcile Net Income to Cash Flows
        Provided by Operating Activities:
         Depreciation, Depletion and Amortization                                        21,462      20,722      19,142
         Provision for Losses on Accounts Receivable                                      2,143       1,265       1,293
         Revenues and Fuel Costs Deferred - Net                                          (7,719)     (5,523)     18,183
         Deferred and Non-Current Federal Income Taxes
          and Credits - Net                                                               9,723       4,326        (928)
         Net Pre-Tax Gain on the Disposal of Discontinued Operations                    (22,620)          -           -
         Environmental Remediation Costs - Net                                           (1,771)      1,544       1,029
         Changes in:
           Accounts Receivable                                                            2,069     (16,676)     (2,167)
           Inventories                                                                   (8,366)      2,297      (6,093)
           Prepayments and Other Current Assets                                             884        (483)        200
           Prepaid Gross Receipts & Franchise Taxes - Net                                 2,047      (3,845)    (13,276)
           Accounts Payable and Other Accrued Liabilities                                16,904       8,451       9,859
         Other - Net                                                                     (3,367)      5,073      (1,846)
                                                                                       ---------   ---------   ---------
    Net Cash Provided by Operating Activities                                            41,887      34,794      37,775
                                                                                       ---------   ---------   ---------
    Cash Flows from Investing Activities:

       Investment in Affiliate                                                           (1,000)          -           -
       Loan to Affiliate                                                                 (2,800)          -           -
       Proceeds from the Sale of Assets - Net                                            56,056           -           -
       Proceeds from the Sale of Available-for-Sale Securities                              795           -         128
       Capital Expenditures, Cost of Removal and Salvage                                (43,218)    (44,607)    (41,750)
                                                                                       ---------   ---------   ---------
    Net Cash Provided by (Used in) Investing Activities                                   9,833     (44,607)    (41,622)
                                                                                       ---------   ---------   ---------
    Cash Flows from Financing Activities:

       Net Borrowings from (Repayments of) Lines of Credit                               32,000      (3,900)     (2,550)
       Principal Repayments of Long-Term Debt                                           (27,235)     (9,500)     (8,307)
       Dividends on Common Stock                                                        (15,460)    (15,435)    (14,771)
       Repurchase of Preferred Stock                                                        (90)        (90)        (90)
       Proceeds from Sale of Long-Term Debt                                                   -      30,000      17,000
       Proceeds from Sale of Common Stock                                                   383         117      16,838
                                                                                       ---------   ---------   ---------
    Net Cash (Used In) Provided by Financing Activities                                 (10,402)      1,192       8,120
                                                                                       ---------   ---------   ---------
    Net Increase (Decrease) in Cash and Cash Equivalents                                 41,318      (8,621)      4,273
    Cash and Cash Equivalents at Beginning of Year                                        5,587      14,208       9,935
                                                                                       ---------   ---------   ---------
    Cash and Cash Equivalents at End of Year                                           $ 46,905    $  5,587    $ 14,208
                                                                                       =========   =========   =========
    Supplemental Disclosures of Cash Flow Information
       Cash paid during the year for:
          Interest (Net of Amounts Applicable to LGAC
           Overcollections and Amounts Capitalized)                                    $ 21,879    $ 18,409    $ 16,941
          Income Taxes (Net of Refunds)                                                $  2,626    $  6,907    $  4,660

    Supplemental Disclosures of Non-cash Investing and Financing Activities:
    *  During 1996, 1995, and 1994, capital lease obligations of $321, $212 and $1,313, respectively, were incurred by
       R & T Group, Inc. in connection with its Master Lease Agreement for various items of construction equipment.
    *  Note 13 contains additional information relating to environmental remediation costs.

    The accompanying schedule and footnotes are an integral part of the financial statements.


    Consolidated Balance Sheet                                                      South Jersey Industries, Inc. and Subsidiaries
    (In Thousands)                                                                                   December 31,

                                                                                                  1996         1995
                                                                                                ----------   ----------
    Assets
    Property, Plant and Equipment: (Note 1)
       Utility Plant, at original cost                                                          $ 577,304    $ 540,649
          Accumulated Depreciation                                                               (157,682)    (145,954)
       Gas Plant Acquisition Adjustment - Net                                                       2,000        2,075
       Nonutility Property and Equipment, at cost                                                   3,342       60,665
          Accumulated Depreciation and Depletion                                                   (1,060)     (34,736)
                                                                                                ----------   ----------
          Property, Plant and Equipment - Net                                                     423,904      422,699
                                                                                                ----------   ----------

    Investment in Affiliate (Note 2)                                                                1,286            -
                                                                                                ----------   ----------
    Current Assets:
       Cash and Cash Equivalents (Notes 1 & 11)                                                    46,905        5,587
       Notes Receivable - Affiliate                                                                 2,800            -
       Accounts Receivable                                                                         38,714       44,909
       Unbilled Revenues (Note 1)                                                                  17,855       20,860
       Provision for Uncollectibles                                                                (1,425)        (982)
       Natural Gas in Storage, average cost                                                        22,638       14,763
       Materials and Supplies, average cost                                                         4,114       12,017
       Assets of Discontinued Businesses Held for Disposal                                          4,966            -
       Prepaid Gross Receipts & Franchise Taxes                                                     1,602        3,649
       Prepayments and Other Current Assets                                                         1,773        3,884
                                                                                                ----------   ----------
          Total Current Assets                                                                    139,942      104,687
                                                                                                ----------   ----------
    Accounts Receivable - Merchandise                                                               1,999        2,305
                                                                                                ----------   ----------
    Deferred Debits: (Note 1)
       Environmental Remediation Costs: (Note 13)
         Expended - Net                                                                            15,566       11,773
         Liability for Future Expenditures                                                         41,700       24,823
       Gross Receipts & Franchise Taxes (Note 7)                                                    4,468        4,868
       Income Taxes - Flowthrough Depreciation (Notes 1 & 5)                                       14,977       15,955
       Deferred Postretirement Benefit Costs (Notes 4 & 14)                                         5,153        4,726
       Other                                                                                        9,386       12,473
                                                                                                ----------   ----------
          Total Deferred Debits                                                                    91,250       74,618
                                                                                                ----------   ----------
          Total Assets                                                                          $ 658,381    $ 604,309
                                                                                                ==========   ==========
    Capitalization and Liabilities
    Capitalization: (see Schedule)
       Common Equity (Notes 8 & 12)                                                             $ 172,731    $ 157,297
       Redeemable Cumulative Preferred Stock (Note 6)                                               2,314        2,404
       Long-Term Debt                                                                             149,736      168,721
                                                                                                ----------   ----------
          Total Capitalization                                                                    324,781      328,422
                                                                                                ----------   ----------
    Current Liabilities:
       Notes Payable (Note 11)                                                                    108,300       76,300
       Current Maturities of Long-Term Debt                                                         6,603       14,532
       Accounts Payable                                                                            50,301       44,472
       Customer Deposits                                                                            6,050        5,707
       Environmental Remediation Costs (Note 13)                                                    9,377        7,032
       Federal Income Taxes Accrued                                                                 4,417          299
       Interest Accrued and Other Current Liabilities                                              13,693       11,134
                                                                                                ----------   ----------
          Total Current Liabilities                                                               198,741      159,476
                                                                                                ----------   ----------
    Deferred Credits and Other Non-Current Liabilities: (Note 1)
       Deferred Income Taxes - Net (Note 5)                                                        75,821       68,353
       Investment Tax Credits                                                                       6,025        6,417
       Deferred Revenues (Note 4)                                                                       -        7,315
       Pension and Other Postretirement Benefits (Note 9)                                          10,218        9,293
       Environmental Remediation Costs (Note 13)                                                   34,353       17,798
       Other                                                                                        8,442        7,235
                                                                                                ----------   ----------
          Total Deferred Credits and Other Non-Current Liabilities                                134,859      116,411
                                                                                                ----------   ----------
    Commitments and Contingencies (Note 13)
          Total Capitalization and Liabilities                                                  $ 658,381    $ 604,309
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





    Schedule of Consolidated Capitalization                          South Jersey Industries, Inc. and Subsidiaries
    (In Thousands Except for Share Data)                                                         December 31,

                                                                                               1996        1995
                                                                                            ---------   ---------
    Common Equity: (Notes 8 & 12)
       Common Stock: Par Value $1.25 per share; Authorized 20,000,000 shares;
        Outstanding Shares: 10,756,679 (1996) and 10,722,171 (1995)                         $ 13,446    $ 13,403
       Premium on Common Stock                                                               110,542     110,189
       Retained Earnings                                                                      48,743      33,705
                                                                                            ---------   ---------
             Total Common Equity                                                             172,731     157,297
                                                                                            ---------   ---------
    Redeemable Cumulative Preferred Stock: (Note 6)
       South Jersey Gas Company, Par Value $100 per share
          Authorized Shares: 48,204 (1996) and 49,104 (1995)
          Outstanding Shares: Series A, 4.70% -  3,900 (1996) and 4,800 (1995)                   390         480
                              Series B, 8.00% - 19,242                                         1,924       1,924
                                                                                            ---------   ---------
             Total Redeemable Cumulative Preferred Stock                                       2,314       2,404
                                                                                            ---------   ---------
    Long-Term Debt: (A)
       South Jersey Gas Company:
          First Mortgage Bonds (B):
             8 1/4% Series due 1996 (C)                                                            -       1,998
             8 1/4% Series due 1998 (C)                                                            -       3,260
               9.2% Series due 1998 (D)                                                            -       2,667
              8.19% Series due 2007                                                           25,000      25,000
            10 1/4% Series due 2008                                                           25,000      25,000
                 9% Series due 2010                                                           30,625      32,813
              6.95% Series due 2013                                                           35,000      35,000
          Unsecured Notes:
            Term Note, 8.47% due 2001 (E)                                                     10,714      12,857
            Debenture Notes, 8.6% due 2010                                                    30,000      30,000
       Energy & Minerals, Inc.: (F)
          Senior Notes, 9.66% due 2000                                                             -       4,375
          Note, 7% due 2001                                                                        -       2,000
       R & T Group, Inc.:
          Senior Notes, 9.66% due 2000 (F)                                                         -       6,875
          Master Lease Agreement                                                                   -       1,408
                                                                                            ---------   ---------
             Total Long-Term Debt Outstanding                                                156,339     183,253
             Less Current Maturities                                                           6,603      14,532
                                                                                            ---------   ---------
             Total Long-Term Debt                                                            149,736     168,721
                                                                                            ---------   ---------
    Total Capitalization                                                                    $324,781    $328,422
                                                                                            =========   =========

    (A) The long-term debt maturities and sinking fund requirements for the succeeding five years are as follows:
        1997, $6,603,357; 1998, $8,876,357; 1999, $8,876,357; 2000, $8,876,357; and 2001, $11,876,358.
    (B) SJG's First Mortgage dated October 1, 1947, as supplemented, securing the First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility plant.
    (C) On January 31, 1996, SJG redeemed $1,998,000 of the 8 1/4% Series due 1996, without premium, and $3,260,000 of the 8 1/4% Series due 1998, with a premium of $22,168.
    (D) On April 1, 1996, SJG redeemed $2,666,668 of the 9.2% Series due 1998, with a premium of $62,874.
    (E) An additional $5,000,000 revolving credit facility is available under the terms of this agreement.
    (F) These notes were redeemed using part of the proceeds from the sale of The Morie Company, Inc. (See Note 2).

Notes to Consolidated Financial Statements


1. Summary of Significant Accounting Practices:

Consolidation - The consolidated financial statements include the accounts of South Jersey Industries, Inc. (SJI or the Company) and all of its subsidiaries. Certain intercompany transactions, amounting to approximately $7.3 million, $6.9 million and $6.2 million, respectively, in 1996, 1995 and 1994, were not required to be eliminated. Those amounts were capitalized to utility plant or environmental remediation costs on the South Jersey Gas Company (SJG) books of account and are recoverable through the rate-making process (See Note 13). All other significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made of previously reported amounts to conform with classifications used in the current year.

Estimates and Assumptions - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

Regulation - SJG is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU) and maintains its accounts in accordance with the prescribed Uniform System of Accounts of that Board (See Notes 4 & 14).

Utility Revenues - SJG bills most of its customers on a monthly cycle basis, although certain commercial and industrial customers are billed at or near the end of each month. An accrual is made to recognize the unbilled revenues from the date of the last bill to the end of period.

In accordance with a BPU order, SJG is allowed to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). This collection is made on a forecasted basis upon BPU order. Under-recoveries and over-recoveries of gas costs are deferred and included in the determination of the following year's LGAC. Interest is paid on overcollected LGAC balances based on SJG's return on rate base as determined in its base rate proceedings.

SJG's tariff also includes a Temperature Adjustment Clause (TAC) and a Remediation Adjustment Clause (RAC). These clauses are designed to reduce the impact of extreme fluctuations in temperatures on SJG and its customers, and recover costs incurred in the remediation of former gas manufacturing plants, respectively. TAC adjustments affect revenue, income and cash flows since extremely cold weather can generate credits to customers, while extremely warm weather during the winter season can result in additional billings to customers (See Note 14). RAC adjustments do not directly affect earnings because costs are deferred and recovered through rates over 7-year amortization periods (See Note
13).

Property, Plant & Equipment - Utility plant is stated at original cost as defined for regulatory purposes; nonutility plant is stated at cost. The cost of additions, replacements and renewals of property is charged to the appropriate plant account.

New Accounting Pronouncements - In March 1995, the Financial Accounting Standards Board (FASB) issued FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The Company adopted this statement in 1996. It requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The resultant impairment was included in discontinued operations. See Note 8 for discussion of FASB No. 123.

Depreciation and Amortization - Depreciation of utility plant is provided on a straight-line basis over the estimated remaining lives of the various classes of property. These estimates are periodically reviewed and adjustments are made as required after BPU approval. The composite rate per annum for all depreciable utility property was approximately 2.8 percent in 1996, 1995 and 1994. Generally, with the exception of extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, together with removal costs less salvage. The gas plant acquisition adjustment is being amortized on a straight-line basis over a 40-year period. The unamortized balance amounting to $2.0 million at December 31, 1996, is not included in rate base. Depreciation of nonutility property is computed generally on a straight-line basis over the estimated useful lives of the property, ranging up to 45 years. Any gain or loss realized upon the disposition of nonutility property is recognized in determining net income.

Federal Income and Other Taxes - Deferred Income Taxes are provided for all significant temporary differences between book and taxable income (See Notes 5 & 7).

Statements of Cash Flows - For purposes of reporting cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

2.  Divestitures and Affiliations:

Divestitures - On December 3, 1996, Energy & Minerals, Inc. (EMI), a subsidiary of SJI, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary, in a cash transaction for approximately $55.3 million. The sale price is subject to customary post-closing adjustments to be determined after the sale. The net book value of assets sold was approximately $27.9 million. Cash, certain real estate and other miscellaneous assets, along with certain liabilities, remaining after the sale were transferred to the books of EMI (See Note 13). The gain on the sale of $15.0 million, net of applicable income taxes of $11.3 million and selling costs of $1.1 million, is included in the consolidated income statement under the caption "Net Gain on the Disposal of Discontinued Operations".

In December 1996, the Company developed a formal plan to discontinue the operations of its construction and environmental services operations, R & T Group, Inc. (R & T) and its five subsidiaries. As a result, the Company recognized a net loss of $2.4 million, net of applicable income tax credits of $1.3 million, on the planned disposition of R & T's assets. This loss is reflected in the consolidated income statement under the caption "Net Gain on the Disposal of Discontinued Operations".

Summarized operating results of the discontinued operations were:

                                                      Thousands of Dollars
                                                     1996      1995      1994
                                                   --------  --------  --------
Operating Revenues:
        Sand Mining                                $ 30,054  $ 32,249  $ 30,951
        Construction                                 17,081    18,335    14,337
                                                   --------  --------  --------
                Total Operating Revenues           $ 47,135  $ 50,584  $ 45,288
                                                   ========  ========  ========
(Loss) Income before Income Taxes:
        Sand Mining                                $     68  $  3,592  $  3,443
        Construction                                 (1,348)       11      (770)
Income Tax Credits (Expense)                            873      (834)     (503)
                                                   --------  --------  --------
(Loss) Income from Discontinued Operations         $   (407) $  2,769  $  2,170
                                                   ========  ========  ========
(Loss) Income per Common Share
    from Discontinued Operations                   $  (0.04) $   0.26  $   0.21
                                                   ========  ========  ========

The 1995 and 1994 results of operations have been restated to reflect the accounting for these segments as Discontinued Operations.

Affiliations - On April 1, 1996, South Jersey Fuel, Inc. (SJF), a subsidiary of EMI, and Union Pacific Fuels, Inc. joined efforts in the formation of South Jersey Resources Group LLC, to provide natural gas storage, peaking services and transportation capacity for wholesale customers in New Jersey and surrounding states. SJF holds a 50 percent non-controlling interest in this affiliation and, accordingly, accounts for the investment under the equity method.

3. Segments of Business:

Information about the Company's operations in different industry segments is presented below:

                                                      Thousands of Dollars
                                                     1996      1995      1994
                                                   --------  --------  --------
Operating Revenues:
        Gas Utility Operations                     $330,334  $282,719  $311,459
        Other Industries                             27,237    23,982    31,711
                                                   --------  --------  --------
                Total                               357,571   306,701   343,170
        Intersegment Sales                           (2,113)   (2,538)  (13,448)
                                                   --------  --------  --------
                Consolidated Operating Revenues    $355,458  $304,163  $329,722
                                                   ========  ========  ========

Operating Income:
        Gas Utility Operations                     $ 49,476  $ 44,716  $ 35,109
        Other Industries                                327       556       834
                                                   --------  --------  --------
                Total                                49,803    45,272    35,943
        Federal Income Taxes                        (10,155)   (8,753)   (6,625)
        General Corporate Expense                    (1,089)   (1,301)   (1,552)
                                                   --------  --------  --------
                Total Operating Income             $ 38,559  $ 35,218  $ 27,766
                                                   ========  ========  ========

Depreciation, Depletion and Amortization:
        Gas Utility Operations                     $ 17,540  $ 16,672  $ 14,741
        Other Industries                                 35        40       124
        Discontinued Operations                       3,887     4,010     4,277
                                                   --------  --------  --------
                Total                              $ 21,462  $ 20,722  $ 19,142
                                                   ========  ========  ========

Property Additions:
        Gas Utility Operations                     $ 39,384  $ 40,078  $ 35,633
        Other Industries                                  6         1        50
        Discontinued Operations                       2,841     3,628     5,243
                                                   --------  --------  --------
                Total                              $ 42,231  $ 43,707  $ 40,926
                                                   ========  ========  ========

Identifiable Assets:
        Gas Utility Operations                     $599,926  $549,458  $509,828
        Other Industries                              8,041     5,703     4,621
        Discontinued Operations                       9,341    52,821    53,677
                                                   --------  --------  --------
                Total                               617,308   607,982   568,126
Corporate Assets                                     67,018    11,981    13,320
Intersegment Assets                                 (25,945)  (15,654)  (10,351)
                                                   --------  --------  --------
                Total Assets                       $658,381  $604,309  $571,095
                                                   ========  ========  ========

Gas utility operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Other industries include the natural gas acquisition and transportation service companies (See Note 2).

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

Identifiable assets are those assets that are used in each segment of the Company's operations. Corporate assets are principally cash and cash equivalents, and land, buildings and equipment held for corporate use.

4.  Recent Regulatory Actions:

On December 14, 1994, the BPU granted SJG a rate increase of $12.1 million based on a 9.51 percent rate of return on rate base, which included an 11.5 percent return on equity. Nearly the entire amount of the increase comes from the residential, commercial and small industrial customer classes. In addition, SJG is allowed to retain the first $4.0 million of pre-tax interruptible and off-system margins combined and 20 percent of margins above that level. As part of the tariff changes approved, SJG also implemented tariffs which give large industrial and commercial customers more opportunities to manage their own gas supplies. These changes do not have a negative impact on SJG's net income.

In December 1994, the BPU ordered a $3.5 million customer refund which resulted in an unfavorable impact of $2.3 million (net of taxes), or $0.22 per share, in 1994 consolidated net income. This refund was part of a global settlement which expedited the resolution of a series of matters pending before the BPU including SJG's 1994 rate case and 1993-1994 LGAC. Customers received the $3.5 million refund through the 1994-1995 LGAC.

On April 10, 1996, SJG received approval from the BPU to increase its rates by approximately $8.0 million, or 2.9 percent, through its LGAC. The primary reason for the LGAC increase was higher natural gas costs incurred by the Company during November and December 1995 due to weather that was colder than normal. The BPU also approved an agreement among the parties to the case that the renegotiations of its gas supply agreements were reasonable and that the parties will not challenge the reasonableness or prudence of the agreements as originally made or as renegotiated.

On June 20, 1996, SJG received approval from the BPU to recover environmental remediation costs incurred during the two-year period ended July 31, 1995, totaling $1.5 million, net of insurance recoveries (See Note 13).

5. Federal Income Taxes:

Income tax expense applicable to operations differs from the tax that would have resulted by applying the statutory rate to income from operations before Federal Income Tax for the following reasons:

                                                        Thousands of Dollars
                                                      1996      1995      1994
                                                    -------   -------   -------
Tax at Statutory Rate                               $ 9,947   $ 8,269   $ 6,688

Increase (Decrease) Resulting from:
        Amortization of Investment Tax Credits (ITC)   (390)     (390)     (377)
        Liberalized Depreciation Under Book
                Depreciation on Utility Plant           664       664       264
        Other - Net                                     (66)      210        50
                                                    -------   -------   -------
                Federal Income Taxes as reported
                        on the Statements of
                        Consolidated Income          10,155     8,753     6,625
                                                    -------   -------   -------
Tax on Customer Refund Obligation                         -         -    (1,225)
Tax Associated with Discontinued Operations           5,887       621       184
                                                    -------   -------   -------
                Net Federal Income Taxes            $16,042   $ 9,374   $ 5,584
                                                    =======   =======   =======

The provision for Federal Income Taxes is comprised of the following:

                                                        Thousands of Dollars
                                                      1996      1995      1994
                                                    -------   -------   -------
Current                                             $  (709)  $ 4,506   $ 7,876
                                                    -------   -------   -------
Deferred:
        Excess of Tax Depreciation Over
                Book Depreciation - Net               4,610     4,059     3,664
        Deferred Fuel Costs                           3,340     1,380    (5,536)
        Environmental Remediation Costs - Net         1,214      (556)     (207)
        Amortization of Gross Receipts Taxes           (140)     (136)     (136)
        Alternative Minimum Tax                       2,939         -       972
        Other - Net                                    (709)     (110)      369
                                                    -------   -------   -------
                Total Deferred                       11,254     4,637      (874)
                                                    -------   -------   -------
ITC                                                    (390)     (390)     (377)
                                                    -------   -------   -------
        Federal Income Taxes as reported
                on the Statements of
                Consolidated Income                  10,155     8,753     6,625
                                                    -------   -------   -------
Tax on Customer Refund Obligation                         -         -    (1,225)
Tax Associated with Discontinued Operations           5,887       621       184
                                                    -------   -------   -------
                Net Federal Income Taxes            $16,042   $ 9,374   $ 5,584
                                                    =======   =======   =======

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liability at December 31, 1996 and 1995, are as follows:


                                                           Thousands of Dollars
                                                             1996       1995
                                                            -------    -------
Deferred Tax Liabilities:
        Tax Depreciation Over Book Depreciation             $60,527    $59,793
        Difference Between Book and Tax Basis of Property     5,215      4,756
        Deferred Fuel Costs                                   4,720      1,380
        Deferred Regulatory Costs                             1,189      1,335
        Environmental Remediation Costs                       5,332      4,118
        Excess Protected                                      3,550      3,632
        Gross Receipts Taxes                                  1,564      1,704
        Other                                                 2,351      1,932
                                                            -------    -------
                Total Deferred Tax Liabilities               84,448     78,650
                                                            -------    -------
Deferred Tax Assets:
        Alternative Minimum Tax                               1,102      5,472
        ITC Basis Gross Up                                    3,207      3,409
        Other                                                 4,318      1,416
                                                            -------    -------
                Total Deferred Tax Assets                     8,627     10,297
                                                            -------    -------
                   Net Deferred Tax Liability               $75,821    $68,353
                                                            =======    =======

6. Redeemable Cumulative Preferred Stock:

SJG is required to offer annually to purchase 900 and 1,500 shares of its Cumulative Preferred Stock, Series A and Series B, respectively, at par value, plus accrued dividends.

The preferred stock dividend requirements of SJG amounting to approximately $0.2 million for the years 1996, 1995 and 1994 have been included in the Company's statements of consolidated income under the caption "Interest and Other Charges".

If preferred stock dividends are in arrears, no dividends may be declared or paid, or other distribution made on the SJG Common Stock. If four or more quarterly dividends are in arrears, the Preferred Shareholders may elect a majority of the SJG directors.

The Company has 2,500,000 authorized shares of Preference Stock, no par value, none of which has been issued. The Company has registered and reserved for the issuance of 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Stock) in connection with the adoption of the Company's Shareholder Rights Plan (See Note 8).

7. Deferred Debits and Credits - Federal and Other Taxes:

The primary asset created as a result of adopting FASB No. 109, "Accounting for Income Taxes", was income taxes - flowthrough depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented the recording of the net tax effect of excess liberalized depreciation over book depreciation on utility plant because of temporary differences for which, prior to FASB No. 109, deferred taxes had not previously been provided. These tax benefits were previously flowed through in rates. As a result of positions taken in the 1994 rate case, the amortization of the asset is being recovered through rates over an 18-year period which began in December 1994.

The ITC attributable to SJG were deferred and continue to be amortized at the annual rate of 3 percent, which approximates the life of the related assets.

Effective March 1, 1978, SJG began and continued to accrue through 1991 for Gross Receipts and Franchise Taxes (GRAFT) on current revenues rather than on the previous basis of prior period revenues. The one-time increase resulting from this change has been deferred and is being amortized on a straight-line basis to operations over a 30-year period. In June 1991, New Jersey adopted GRAFT legislation accelerating tax payments, the carrying costs on which are being recovered from ratepayers. The legislation also changed the basis to gas volumes rather than percentage of revenue.

8. Common Stock:

The Company has 20,000,000 shares of Common Stock authorized of which the following shares were issued and outstanding:

                                               1996        1995        1994
                                            ----------   ---------   ---------
Beginning of Year                           10,722,171  10,715,211   9,804,576
New Issues During Year:
        Dividend Reinvestment and
          Stock Purchase Plan                        -           -     899,649
        Employees' Stock Ownership Plan          5,945       6,960       7,926
        Stock Option & Stock Appreciation
          Rights Plan                           14,163           -       3,060
        Directors' Restricted Stock Plan        14,400           -           -
                                            ----------  ----------  ----------
End of Year                                 10,756,679  10,722,171  10,715,211
                                            ==========  ==========  ==========

The average shares of Common Stock outstanding for 1996, 1995, and 1994 were 10,732,397, 10,719,609 and 10,257,848, respectively.

The par value ($1.25 per share) of the stock issued in 1996, 1995 and 1994 has been credited to common stock and the net excess over par value of approximately $0.4 million, $0.1 million and $15.7 million, respectively, has been credited to Premium on Common Stock.

Effective January 1, 1996, the Company adopted FASB No. 123, "Accounting for Stock-Based Compensation". This statement defines a fair value based method of accounting for stock-based compensation. However, the Company has elected, as permitted by the statement, to continue to measure compensation costs using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, there was no impact from the adoption of FASB No. 123 on the Company's financial statements. The Company has determined that the pro forma effect of adoption of the fair value based method of accounting on net income and earnings per share would be immaterial for the years ended December 31, 1996, 1995 and 1994.

Stock Option and Stock Appreciation Rights Plan - Under this plan, not more than 306,000 shares in the aggregate may be issued to officers and other key employees of the Company and its subsidiaries. No options or stock appreciation rights may be granted under the Plan after January 23, 2007. At December 31, 1996 and 1995, the Company had 34,990 and 49,540 options outstanding, respectively, exercisable at prices from $17.16 to $24.69 per share. During 1996 and 1994, 14,550 and 3,060 options were exercised, respectively, at a price of $17.89 per share. No options were exercised in 1995. No options were granted in 1996, 1995 or 1994. No stock appreciation rights have been issued under the plan. The stock options outstanding at December 31, 1996, 1995, and 1994, did not have a material effect on the earnings per share calculations.

Dividend Reinvestment and Stock Purchase Plan (DRP) and Employees' Stock Ownership Plan (ESOP) - Shares of common stock offered through the DRP are currently purchased in the open market. Prior to 1995, shares offered pursuant to the DRP were purchased directly from the Company. All shares offered through the ESOP are issued directly by the Company. As of December 31, 1996, 399,093 and 40,141 shares of authorized, but unissued, Common Stock were reserved for future issuance to the DRP and ESOP, respectively.

Directors' Restricted Stock Plan - On September 20, 1996, the Board of Directors adopted a restricted stock plan. Under this plan, an initial award of 13,800 shares was granted on December 4, 1996, at a market value of $24.00 per share. The plan also provides for annual awards and, on December 5, 1996, 600 additional shares were granted at a market value of $24.125 per share. Initial awards will vest over a five-year period, with 20 percent of such awards vesting per year. Annual awards will vest on the third anniversary of each award. Shares issued as restricted stock are held by the Company until the attached restrictions lapse. The market value of the stock on the date granted is recorded as compensation expense over the applicable vesting period.


Shareholder Rights Plan - On September 20, 1996, the Board of Directors adopted a shareholder rights plan that provides for the distribution of one right for each share of common stock outstanding on October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Stock at an exercise price of $90 (See Note 6).

The rights plan provides that when a person or group acquires 10 percent or more of the Company's common stock, each of the rights (except for those held by the 10 percent holder) becomes the right upon payment of the exercise price to receive that number of shares of the Company's common stock, or common stock of the acquiring company, which have a market value equal to two times the exercise price.

The rights may be redeemed by the Company for $.001 per right at any time prior to the time the acquiring person or group reaches the 10 percent threshold. If the rights are not exercised or redeemed by September 20, 2006, they will expire.

9. Retirement Benefit Plans:

Pensions - SJI and its subsidiaries have several defined benefit retirement plans that provide annuity payments to substantially all full-time regular employees upon retirement. The companies pay the entire cost of the plans. Approximately 60 percent of the plans' assets are invested in securities which provide for fixed income and a return of principal. The remaining assets are invested in professionally managed common stock portfolios. Net periodic pension cost, including the amortization of the cost of past service benefits over a period of approximately 30 years, included the following components:


                                                         Thousands of Dollars
                                                         1996    1995    1994
                                                        ------  ------  ------
Service cost - benefits earned during the period        $1,916  $1,736  $1,738
Interest cost on projected benefit obligation            3,481   3,183   2,932
Actual return on plan assets                            (3,336) (3,245) (1,169)
Net amortization and deferral                              525     730  (1,292)
                                                        ------  ------  ------
        Net periodic pension cost                       $2,586  $2,404  $2,209
                                                        ======  ======  ======

Assumptions as of December 31 were:
Discount rate                               7.25%-7.50%  7.25%-7.50% 7.25%-7.50%
Rate of increase in compensation levels          4.6%        4.6%       4.6%
Expected long-term rate of return on assets      8.5%        8.5%       8.5%

The following table sets forth the plans' funded status at December 31, 1996 and 1995.


Actuarial present value of benefit obligations:

                                                         Thousands of Dollars
                                                           1996         1995
                                                         --------     --------
Vested benefit obligation                                $(39,078)    $(37,608)
                                                         ========     ========
Accumulated benefit obligation                           $(39,392)    $(37,899)
                                                         ========     ========
Projected benefit obligation                             $(50,735)    $(48,198)
Plan assets at fair value                                  40,335       37,831
                                                         --------     --------

Projected benefit obligation in excess of plan assets     (10,400)     (10,367)
Unrecognized net loss                                       5,297        4,903
Prior service cost not yet recognized
        in net periodic pension cost                        2,113        2,415
Unrecognized net obligation at January 1                      502          958
                                                         --------     --------
Pension liability recognized in
        the consolidated balance sheet                   $ (2,488)    $ (2,091)
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

The majority of the Company's costs apply to SJG, which has previously recovered these costs on a PAYGO basis through its rates. As part of SJG's 1994 base rate case settlement, SJG was granted full recovery of the current service cost component of the annual cost in addition to continued recovery of PAYGO costs. The BPU also approved recovery of previously deferred 1993 and 1994 service costs over a 5-year period beginning in December 1994. Beginning in 1995, an external trust was established to fund a portion of the obligation recovered from ratepayers as a part of the BPU settlement. Gross contributions to this trust totaled $2.1 million in both 1996 and 1995. However, due to the timing of 1995 contributions, the return stated in the table below does not reflect a full year's return. SJG is also authorized to continue recording a regulatory asset for the amount by which the cost exceeds the current level recovered in rates. The recovery of this regulatory asset, which amounted to approximately $5.2 million at December 31, 1996, is being addressed in SJG's current base rate case proceeding and a BPU generic proceeding. It is expected that the regulatory asset will be recovered from ratepayers (See Note 14). Net postretirement benefit cost consisted of the following components:


                                                       Thousands of Dollars
                                                      1996     1995     1994
                                                     -------  -------  -------
Service cost - benefits earned during the period     $   930  $   878  $   834
Actual return on plan assets                            (164)     (26)       -
Interest cost on accumulated
 postretirement benefit obligation                     1,432    1,320    1,219
Amortization of transition obligation                    796      796      796
                                                     -------  -------  -------
    Subtotal                                           2,994    2,968    2,849
Other Adjustments                                          -   (2,690)     662
                                                     -------  -------  -------
    Net postretirement benefit costs as reported
     in the Consolidated Financial Statements        $ 2,994  $   278  $ 3,511
                                                     =======  =======  =======

The amounts expensed in 1996, 1995 and 1994 were $1.7 million, $1.7 million and $0.5 million, respectively.

The following table sets forth the life and health care plans' funded status at December 31, 1996 and 1995.


Actuarial present value of accumulated postretirement benefit obligations:

                                                         Thousands of Dollars
                                                           1996         1995
                                                         --------     --------
Retirees                                                 $ (4,933)    $ (4,606)
Other active plan participants                            (16,744)     (15,322)
                                                         --------     --------
Accumulated postretirement benefit obligation             (21,677)     (19,928)
Fair value of plan assets                                   2,835        1,433
                                                         --------     --------
Accumulated postretirement benefit
        obligation in excess of plan assets               (18,842)     (18,495)

Unrecognized net loss/(gain)                                  242          (56)

Unrecognized transition obligation                         12,743       13,540
                                                         --------     --------
Postretirement benefit liability recognized
    in the consolidated balance sheet                    $ (5,857)    $ (5,011)
                                                         ========     ========

In 1995, the Company recalculated the net postretirement benefit cost and present value of accumulated postretirement benefit for the years 1994 and 1993 utilizing assumptions based on corrected data. The effects of the recalculation were recorded in 1995 since the changes did not materially affect previously reported net income or retained earnings.

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 1996, are as follows:
Medical and Drug - 7.55 percent for participants age 65 or older and 10.55 percent for participants under age 65 in 1996, both grading to 5.75 percent in 2008. Dental - 7.69 percent in 1996, grading to 5.75 percent in 2003. If the health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1996, would be increased by $3.1 million. The effect of this change on the sum of the service cost and interest cost would be an increase of $0.4 million. An assumed discount rate of

7.5 percent and an expected return on plan assets of 8.5 percent were used in determining the accumulated postretirement benefit obligation as of December 31, 1996 and 1995.

10. Financial Instruments:

Long-Term Debt - The fair values of the Company's long-term debt, including current maturities, as of December 31, 1996 and 1995, are estimated to be $166.6 million and $204.6 million, respectively (carrying amounts $156.3 million and $183.3 million, respectively). They are estimated based on the interest rates available to the Company at each respective year end for debt with similar terms and remaining maturities. The Company retires higher cost debt whenever it is cost effective to do so within the constraints of the respective debt covenants.

Other Financial Instruments - The carrying amounts of the Company's other financial instruments approximate their fair values at December 31, 1996 and 1995.

11. Unused Lines of Credit and Compensating Balances:

Unused lines of credit available at December 31, 1996, were approximately $43.7 million. Borrowings under these lines of credit are at market rates which approximated 5.85 and 6.0 percent at December 31, 1996 and 1995, respectively. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

12. Retained Earnings:

There are certain restrictions under various loan agreements as to the amount of cash dividends or other distributions that may be paid on the Common Stock of SJG. As of December 31, 1996, SJG's restrictions do not affect the amount that may be distributed from SJI's retained earnings.

13. Commitments and Contingencies:

Construction Commitments - The estimated cost of construction and environmental remediation programs of SJI and its subsidiaries for the year 1997 aggregates $59.6 million and, in connection therewith, certain commitments have been made.

Gas Supply Contracts - SJG, in the normal course of conducting business, has entered into long-term contracts for natural gas supplies, firm transportation, and gas storage service. The earliest expiration of any of the gas supply contracts is 1998. All of the transportation and storage service agreements between SJG and its interstate pipeline suppliers are provided under Federal Energy Regulatory Commission (FERC) approved tariffs. SJG's cumulative obligation for demand charges paid to its suppliers for all of these services is approximately $5.3 million per month which is recovered on a current basis through the LGAC.

Pending Litigation - The Company is subject to claims which arise in the ordinary course of its business and other legal proceedings. A group of Atlantic City casinos filed a petition with the BPU on January 16, 1996, alleging overcharges of over $10.0 million including interest. Management believes that the ultimate liability with respect to these actions will not materially affect the Company's financial position or results of operations.

Environmental Remediation Costs - The Company has incurred and recorded certain costs for environmental remediation of sites where SJG or predecessor companies operated gas manufacturing plants. Manufactured gas operations were terminated at all SJG sites more than 30 years ago. Certain of SJI's nonutility subsidiaries have also recorded costs for environmental remediation of sites where SJF previously operated a fuel oil business and Morie maintained equipment fueling stations and storage.

Since the early 1980s, the Company has recorded environmental remediation costs of $73.6 million, of which $29.9 million has been expended as of December 31, 1996. The Company, with the assistance of an outside consulting firm, estimates that total future expenditures to remediate SJG's sites will range from $41.7 million to $150.2 million. The lower end of this range has been recorded as a liability and is reflected on the consolidated balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities". Recorded environmental remediation costs of SJG do not directly affect earnings because those costs are deferred and, when expended, recovered through rates over 7-year amortization periods. Amounts accrued for future expenditures have not been adjusted for future insurance recoveries, which management is pursuing. SJG has received $4.2 million of insurance recoveries as of December 31, 1996. These proceeds were first used to offset legal fees incurred in connection with those recoveries and the excess was used to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs to be incurred based on projected investigation and remediation work plans using existing technologies. Actual expenditures could differ from the estimates due to the long-term nature of the projects and changing technology, government regulations and site specific requirements.

The major portion of the recorded environmental remediation costs relate to the remediation of SJG's former gas manufacturing sites. SJG has recorded $70.8 million for the remediation of these sites, of which $29.1 million has been expended through December 31, 1996. SJG has established a regulatory asset for these costs and is recovering amounts expended over 7-year amortization periods, as authorized by the BPU. As of December 31, 1996, SJG has unamortized remediation expenditures of $15.6 million which are reflected on the consolidated balance sheet under the caption "Deferred Debits". Since BPU approval of the RAC mechanism in August 1992, SJG has recovered $9.3 million through rates as of December 31, 1996.

With Morie's sale, EMI assumed responsibility for environmental liabilities which are estimated to range between $2.0 million and $4.0 million. The information available on these sites was sufficient only to establish a range of probable liability and no point within the range is more likely than any other, therefore, EMI accrued the lower end of the range.


14. Subsequent Events:

On January 27, 1997, the BPU granted SJG a rate increase of $6.0 million based on a 9.62 percent rate of return on rate base, which included an 11.25 percent return on equity. The majority of this increase will come from residential and small commercial customers. As part of this rate increase, SJG now retains the first $5.0 million of pre-tax margins generated by interruptible and off-system sales and transportation, as well as 20 percent of pre-tax margins above that level. In 1997 and 1998, this $5.0 million threshold will be increased by the annual revenue requirement associated with specified major construction projects. In 1997, SJG will file to recover additional postretirement benefit costs of approximately $1.1 million annually. This recovery is expected to begin in 1998 (See Note 9).

As part of the tariff changes approved, SJG further expanded the choices available to commercial and industrial customers. During 1997, SJG will also implement a firm transportation pilot program for up to 10,000 residential customers. This program will have no impact on net income.

In addition to the rate increase, the BPU approved a revenue reduction in SJG's Temperature Adjustment Clause, a mechanism designed to reduce the impact of extreme fluctuations in temperature on SJG and its customers. For the period ended May 31, 1996, weather in SJG's service area was significantly colder than the 20-year average resulting in a $2.5 million credit due to customers' bills which is already reflected in the 1996 results of operations.


Management's Responsibilities for Financial Statements

The management of South Jersey Industries, Inc. is responsible for the integrity and objectivity of the financial statements and related disclosures. These statements and disclosures have been prepared using management's best judgment and are in conformity with generally accepted accounting principles.

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


    Quarterly Financial Data

    The summarized quarterly results of operations of the Company, in thousands except for per share amounts, for 1996 and 1995 are presented below:

                                                1996 Quarter Ended                            1995 Quarter Ended
                                    ------------------------------------------    ------------------------------------------
                                     March 31   June 30    Sept. 30   Dec. 31      March 31   June 30    Sept. 30   Dec. 31
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Operating Revenues              $149,960   $ 59,325   $ 44,856   $101,317     $ 98,812   $ 54,113   $ 47,960   $103,278
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Operating Expenses:
     Operation and Maintenance
      Including Fixed Charges        108,678     56,638     47,326     80,456       65,143     51,158     50,466     82,058
     Federal Income Taxes              9,180       (935)    (2,021)     3,931        7,307       (630)    (1,893)     3,969
     Gross Receipts & Franchise
      and Other Taxes                 15,291      5,546      3,437      9,666       13,099      5,108      3,261     10,243
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Income (Loss) from
     Continuing Operations            16,811     (1,924)    (3,886)     7,264       13,263     (1,523)    (3,874)     7,008

    Discontinued Operations - Net     (1,585)     1,157      1,532     11,129          (46)     1,364      1,025        426
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
    Net Income (Loss) Applicable
     to Common Stock                $ 15,226   $   (767)  $ (2,354)  $ 18,393     $ 13,217   $   (159)  $ (2,849)  $  7,434
                                    =========  =========  =========  =========    =========  =========  =========  =========
    Earnings (Loss) Per Common
     Share (Based on Average
      Shares Outstanding): (1)
       Continuing Operations        $   1.57   $  (0.18)  $  (0.36)  $   0.67     $   1.24   $  (0.14)  $  (0.36)  $   0.65
       Discontinued Operations         (0.15)      0.11       0.14       1.04        (0.01)      0.13       0.09       0.04
                                    ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
         Earnings (Loss) Per
           Common Share             $   1.42   $  (0.07)  $  (0.22)  $   1.71     $   1.23   $  (0.01)  $  (0.27)  $   0.69
                                    =========  =========  =========  =========    =========  =========  =========  =========

    Average Shares Outstanding        10,724     10,728     10,732     10,745       10,718     10,719     10,720     10,722

    (1)  The sum of the quarters for 1995 does not equal the total due to rounding.

    NOTE:  Because of the seasonal nature of the business, statements for the three-month periods are not indicative of the results for a full year.


    Market Price of Common Stock and Related Information

                            Market Price                                            Market Price
    Quarter Ended           Per Share         Dividends     Quarter Ended           Per Share         Dividends
    -------------         ------------------  Declared      -------------         ------------------  Declared
    1996                    High      Low     Per Share     1995                    High      Low     Per Share
    -------------         --------  --------  ---------     -------------         --------  --------  ---------
    March 31              23 1/2    20 7/8       $0.36      March 31              20 1/8    17 7/8       $0.36
    June 30               23 3/4    21 1/4       $0.36      June 30               21 1/8    19 3/8       $0.36
    Sept. 30              24        20 1/8       $0.36      Sept. 30              21 3/8    18 3/4       $0.36
    Dec. 31               24 5/8    23           $0.36      Dec. 31               23 1/2    19 7/8       $0.36

    These quotations are based on the list of composite transactions of the New York Stock Exchange.  The
    Company's stock is traded on the New York and Philadelphia stock exchanges and the ticker symbol is SJI.
    The Company has declared and expects to continue to declare regular quarterly cash dividends.  As of
    December 10, 1996, the latest available date, the stock records indicate that there were 12,153 shareholders.


    South Jersey Gas Company Comparative Operating Statistics

                                                  1996        1995        1994        1993        1992        1991
                                               ---------   ---------   ---------   ---------   ---------   ---------
    Operating Revenues (Thousands): *
     Firm
       Residential                             $177,673    $151,720    $151,857    $142,409    $131,749    $117,904
       Commercial                                70,755      58,135      61,848      57,392      56,774      51,833
       Industrial                                 7,540       6,014       8,349      13,609      16,195      11,474
       Cogeneration & Electric Generation        16,173      15,725      19,301      23,726      24,110      12,899
       Firm Transportation                       10,473      13,930      18,092      13,746      11,120      10,252
                                               ---------   ---------   ---------   ---------   ---------   ---------
          Total Firm                            282,614     245,524     259,447     250,882     239,948     204,362

     Interruptible                                7,256       6,786       6,610      11,299       8,283       9,425
     Interruptible Transportation                 2,630       2,778       2,985       2,412       2,837       2,891
     Off-System                                  28,236      20,360      38,161       8,788           -           -
     Capacity Release & Storage                   4,349       3,374           2           -           -           -
     Other                                        5,249       3,897       4,254       4,200       4,190       3,618
                                               ---------   ---------    --------    --------    --------    --------
          Total Operating Revenues             $330,334    $282,719    $311,459    $277,581    $255,258    $220,296
                                               =========   =========   =========   =========   =========   =========
    Throughput (MMcf):
     Firm
       Residential                               21,699      19,573      19,543      19,368      18,748      16,442
       Commercial                                10,117       8,945       9,276       9,182       9,686       8,812
       Industrial                                 1,238       1,016       1,364       2,599       3,341       2,412
       Cogeneration & Electric Generation         5,180       4,860       5,384       6,741       8,629       4,593
       Firm Transportation                       12,969      14,417      14,401      10,194       8,739       6,858
                                               ---------   ---------   ---------   ---------   ---------   ---------
          Total Firm Throughput                  51,203      48,811      49,968      48,084      49,143      39,117
                                               ---------   ---------   ---------   ---------   ---------   ---------
     Interruptible                                1,618       1,843       1,810       3,105       2,333       2,613
     Interruptible Transportation                 5,422       5,888       5,424       4,328       5,455       5,519
     Off-System                                   8,571       9,590      16,840       3,563           -           -
     Capacity Release & Storage                  25,460      25,915          46           -           -           -
                                               ---------   ---------   ---------   ---------   ---------   ---------
          Total Throughput                       92,274      92,047      74,088      59,080      56,931      47,249
                                               =========   =========   =========   =========   =========   =========
    Number of Customers at Year End:
       Residential                              236,008     230,446     224,394     218,484     212,939     207,366
       Commercial                                17,492      17,179      16,615      16,206      15,849      15,629
       Industrial                                   374         397         397         377         394         393
                                               ---------   ---------   ---------   ---------   ---------   ---------
          Total Customers                       253,874     248,022     241,406     235,067     229,182     223,388
                                               =========   =========   =========   =========   =========   =========
    Maximum Daily Sendout (MMcf)                    325         335         370         318         290         277
                                               =========   =========   =========   =========   =========   =========
    Annual Degree Days                            5,175       4,865       4,820       4,953       4,916       4,195
                                               =========   =========   =========   =========   =========   =========
    Normal Degree Days **                         4,593       4,559       4,453       4,445       4,409       4,557
                                               =========   =========   =========   =========   =========   =========

     *  Before the elimination of intersegment sales.
    **  Average degree days recorded in SJG service territory during 5-year period ended June 30 of prior year.

South Jersey Industries, Inc.
Board of Directors

Frank L. Bradley, Jr.  Director since 1986, Age 72  1, 2
Retired; former Chairman of the Board, President and CEO of Stone
& Webster Management Consultants, Inc., New York, N.Y.

Anthony G. Dickson  Director since 1995, Age 48  3, 4, 5
President, New Jersey Manufacturers Insurance Company and New
Jersey Re-Insurance Company, West Trenton, N.J.

Richard L. Dunham  Director since 1984, Age 67  1, 2*
Retired; former Chairman of Zinder Companies, Inc., an economic and regulatory consulting firm, Washington, D.C.

W. Cary Edwards  Director from April 1990 to January 1993 and
September 1993 to present, Age 52  2, 3, 5
Partner, law firm of Edwards, Caldwell & Poff, Hawthorne, N.J.

Thomas L. Glenn, Jr.  Director since 1986, Age 62  1, 3*, 5*
Chairman, Glenn Insurance, Inc., Absecon, N.J.

Vincent E. Hoyer  Director since 1990, Age 72  2, 4, 5
Consultant; formerly President (now retired) of New Jersey
Manufacturers Insurance Company, West Trenton, N.J.

Herman D. James, Ph.D.  Director since 1990, Age 53  3, 4
President, Rowan College of New Jersey, Glassboro, N.J.

Clarence D. McCormick  Director since 1979, Age 67  1, 2
Chairman and CEO of The Farmers and Merchants National Bank of
Bridgeton, NJ and Chairman and President of Southern Jersey
Bancorp of Delaware, Bridgeton, N.J.

Peter M. Mitchell, Ph.D.  Director since 1981, Age 62  1, 2, 4
President, Massachusetts Maritime Academy, Buzzards Bay, Mass.

Jackson Neall  Director since 1990, Age 72  3, 4, 5
Retired; former real estate appraiser and registered builder

Frederick R. Raring  Director since 1995, Age 59  3, 4, 5
President, Seashore Supply Company, Atlantic City, N. J.

William F. Ryan Director since 1977, Age 62 1*, 4 (Ex Officio) Chairman, President and Chief Executive Officer of South Jersey Industries, Inc. and South Jersey Gas Company; Chairman of the Board and Chief Executive Officer of Energy & Minerals, Inc. and R & T Group, Inc.

Shirli M. Vioni, Ph.D.  Director since 1983, Age 56  3, 4*
President, Billings-Vioni Management Associates, Columbus, Ohio

1  Executive Committee
2  Compensation/Pension Committee
3  Audit Committee
4  Management Development Committee
5  Environmental Committee
*  Committee Chair




South Jersey Industries, Inc.
Officers

William F. Ryan
Chairman, President and Chief Executive Officer

Gerald S. Levitt
Vice President and Chief Financial Officer

George L. Baulig
Secretary and Treasurer

William J. Smethurst, Jr.
Assistant Secretary and Assistant Treasurer

Inside Back Cover

SJI Corporate Headquarters
Number One South Jersey Plaza, Route 54
Folsom, NJ 08037-9917
(609) 561-9000
TDD only 1-800-547-9085
www.sjindustries.com

Transfer Agent and Registrar
First Union National Bank of North Carolina
Client Services Group
230 South Tryon Street, CMC-11
Charlotte, NC  28288-1153

Dividend, Dividend Reinvestment and Other Shareholder Inquiries
South Jersey Industries, Inc.
Shareholder Records Department
(Address and phone listed above)

Annual Meeting Information

The Annual Meeting of Shareholders will be held on Thursday, April 17, 1997 at 10:00 a.m. at the company's corporate headquarters.

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


INSERT:  LOGO of SJI

         South Jersey Industries, Inc.
         Number One South Jersey Plaza
         Route 54
         Folsom, New Jersey   08037