Form 10-K, Exhibit 13
period 1997-12-31
SOUTH JERSEY INDUSTRIES INC
filed 1998-03-27
CIK 91928

Exhibit 13
                                                 ----------

                             Front Cover  -  Outside



1997 ANNUAL REPORT TO SHAREHOLDERS

South Jersey Industries, Inc.

INSERT: Three photographs side by side. First photo shows people in discussion behind the South Jersey Energy Company sign. Second photo shows gentleman wearing South Jersey Gas Company hard hat. Third photo shows people in discussion around a PC with EnerTrade insignia on PC screen.

         Below the three photographs is a group of people indicating various walks of life.


                             First Page of Report


Table of Contents

Financial Highlights                             1
Letter to Shareholders                           2
1997 Highlights                                  4
Increased Value Through Growth                   6
Management's Discussion                          10
Consolidated Financial Statements                14
Notes to Consolidated Financial Statements       18
Quarterly Financial Data                         24
Comparative Operating Statistics                 25
SJI Directors and Officers                       26

Company Profile

South Jersey Industries, Inc. is an energy services holding company. South Jersey Gas Company, SJI's principal subsidiary, is a regulated natural gas distribution utility supplying natural gas and transportation services to residential, commercial and industrial customers in southern New Jersey. Gas Company also sells natural gas to wholesale customers in the interstate market.

South Jersey Energy Company markets natural gas and total energy management services, including energy consulting, to residential, commercial and industrial customers in New Jersey and surrounding states. Energy Company also trades wholesale electricity. SJ EnerTrade, Inc. is a wholesale natural gas asset manager and marketer serving the mid-Atlantic and southern regions of the country.

This report contains certain forward-looking statements concerning projected future financial performance, future operating performance, future plans and courses of action and future economic conditions. All statements in this report other than statements of historical fact are forward-looking statements. These forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting the company and therefore involve a number of risks and uncertainties. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

There are a number of factors that could cause the company's actual results to differ materially from those anticipated, which include, but are not limited to the following: general economic conditions on an international, federal, state and local level; weather conditions in the company's marketing areas; regulatory and court decisions; competition in the company's regulated and deregulated activities; the availability and cost of capital; the company's ability to maintain existing and/or establish successful new alliances and joint ventures to take advantage of marketing opportunities; costs and effects of unanticipated legal proceedings and environmental liabilities; and changes in business strategies.

INSERT:  Map of South Jersey Gas Company Service Area.
         Shows location of Main Office, SJG Divisions, and
         SJG Gas Advantage Stores.


                             (first page)


In Memory Of William F. Ryan

Dear Shareholder, On December 28, 1997, William F. Ryan, chairman, president and CEO of your company, passed away suddenly at the age of 63. His passing is a sad occasion for the South Jersey Industries, Inc. family of companies. As members of the Board of Directors, we deeply regret the loss of Bill Ryan, our friend and colleague. The Board and I are committed to implementing the strategic direction we recently finalized in conjunction with the company's senior management. At the time of Bill Ryan's passing, he had just completed his message to the shareholders for this report. Out of respect for him, we have printed his message on pages 2 and 3 as he would have wished it to appear.
Bill spent 32 years with our company, joining South Jersey Gas Company in 1965 as Manager, Systems and Applications and steadily rising to the company's top position. In 1966, he was elected Assistant Treasurer of Gas Company. The Board elected Bill to the position of Assistant Vice President of Operations of Gas Company in 1967 and then Vice President of Operations in the same year. He became Executive Vice President of Gas Company in 1972 and 5 years later was elected President and COO. In 1981, Bill was elected President and CEO of both Gas Company and SJI. He became Gas Company's Chairman of the Board in 1989 and SJI's Chairman of the Board in 1995.

During his career at SJI, Bill's leadership enabled the company to achieve many significant milestones. From the time Bill became CEO, SJI's consolidated net income rose from $8.7 million in 1981 to $18.4 million from continuing operations in 1997.

In 1983, Gas Company added 27,000 customers in Cape May County through the acquisition of New Jersey Natural Gas Company's southern division, which is now the Cape May Division.

In 1988, Gas Company developed some of the most innovative and flexible rates in the industry allowing large commercial and industrial customers to purchase gas supplies directly from producers. This resulted in customer savings without negatively impacting SJI's net income. Gas Company was the first natural gas utility in New Jersey to offer these unbundled rates.

Capitalizing on Gas Company's initiative, SJI restructured South Jersey Energy Company in 1987 to assist large commercial and industrial customers to acquire and transport natural gas in the deregulated marketplace. Energy Company was one of the first natural gas marketing companies to serve utility customers in New Jersey.

Bill's philosophy of lean staffing enabled the company to downsize through attrition where many other utility companies resorted to layoffs in reaction to competition and the need to lower costs. Under Bill's leadership, Gas Company's operating and maintenance expenses per customer were historically lower than its peers.

And, this year, Energy Company became certified to buy and sell electricity nationwide and established a power marketing group to trade wholesale electricity on the Pennsylvania-New Jersey-Maryland grid. Also, SJI formed SJ EnerTrade, Inc. to sell natural gas to energy marketers, electric and natural gas utilities and other wholesale users in the mid-Atlantic and southern regions of the country. EnerTrade's creative alliance with Union Pacific Fuels, Inc. continues to benefit both parties and generate new opportunities for innovative energy solutions.

My own experience as an SJI Board member since 1984 has helped to facilitate my transition to a new capacity. In accepting this new role, I am confident that we will advance our corporate objectives and achieve greater shareholder value.



Richard L. Dunham
Chairman of the Board and Acting CEO of SJI
February 18, 1998

                             (second page)


1997 Highlights
Five-Year Summary of Selected Financial Data
(In Thousands Where Applicable)

                                    South Jersey Industries, Inc. and Subsidiaries
                                               Year Ended December 31,
-----------------------------------------------------------------------------------
                                    1997      1996      1995      1994      1993
-----------------------------------------------------------------------------------
Operating Results:
 Operating Revenues               $348,567  $355,458  $304,163  $329,722  $ 293,492
                                  ========  ========  ========  ========  =========
 Operating Income                 $ 38,642  $ 38,559  $ 35,218  $ 27,766  $  29,170
                                  ========  ========  ========  ========  =========
 Income Applicable to
   Common Stock:
  Continuing
   Operations (1)                 $ 18,429  $ 18,265  $ 14,874  $ 10,209  $ 14,455
  Discontinued
   Operations - Net (2)             (2,633)   12,233     2,769     2,170       516
  Cumulative Effect of a Change
   in Accounting Principle (3)           -         -         -         -       382
                                  --------  --------  --------  --------  --------
     Net Income Applicable to
      Common Stock                $ 15,796  $ 30,498  $ 17,643  $ 12,379  $ 15,353
                                  ========  ========  ========  ========  =========
Total Assets                      $670,601  $658,381  $604,309  $571,095  $531,778
                                  ========  ========  ========  ========  =========
Capitalization:
 Common Equity                    $173,499  $172,731  $157,297  $154,972  $140,526
 Preferred Stock and
  Securities of Subsidiary          37,224     2,314     2,404     2,494     2,584
 Long-Term Debt                    176,360   149,736   168,721   153,086   144,305
                                  --------  --------  --------  --------  --------
    Total Capitalization          $387,083  $324,781  $328,422  $310,552  $287,415
                                  ========  ========  ========  ========  =========
Ratio of Income from Continuing
 Operations to Fixed Charges
 (Before Federal Income Taxes)        2.44      2.40      2.16      2.02      2.48
                                  ========  ========  ========  ========  =========
Earnings Applicable to Common
 Stock (Based on Average Shares):
 Continuing Operations (1)        $   1.71  $   1.70  $   1.39  $   1.00  $   1.50
 Discontinued
  Operations - Net (2)               (0.24)     1.14      0.26      0.21      0.05
 Cumulative Effect of a
  Change in Accounting
  Principle (3)                          -         -         -         -      0.04
                                  --------  --------  --------  --------  --------
    Earnings per Common Share     $   1.47  $   2.84   $  1.65  $   1.21  $   1.59
                                  ========  ========  ========  ========  =========
Return on Average
 Common Equity (4)                   10.65%    11.07%     9.53%     6.91%    10.61%
                                  ========  ========  ========  ========  =========
Share Data:
 Number of Shareholders               11.4      12.1      12.9      14.0      13.1
 Average Common Shares              10,763    10,732    10,720    10,258     9,680
 Common Shares Outstanding
  at Year End                       10,771    10,757    10,722    10,715     9,805
 Dividend Reinvestment
  and Stock Purchase Plan:
   Number of Shareholders              6.0       6.1       6.5       6.6       5.7
   Number of Participating Shares    1,440     2,845     2,932     2,941     2,716
 Book Value at Year End           $  16.11  $  16.06  $  14.67  $  14.46  $  14.33
 Cash Dividends Declared          $  1.440  $  1.440  $  1.440  $  1.440  $  1.433
 Market Price at Year End          30 5/16    24 3/8    23 1/8    18 1/8    23 3/4
 Dividend Payout:
   From Continuing Operations         84.1%     84.6%    103.8%    141.5%     94.8%
   From Total Net Income              98.1%     50.7%     87.5%    116.7%     89.2%
 Market Price to Book Value          188.2%    151.8%    157.6%    125.3%    165.7%
 Price Earnings Ratio (4)            17.73     14.34      16.64    18.13     15.83

Certain restatements of previously reported amounts were required as a result of discontinued business segments during the current year.

(1) Included in 1994 is the negative impact of a $3.5 million Customer Refund Obligation ordered by the BPU which reduced 1994 earnings by $2.3 million, or $0.22 per share.
(2) Represents discontinued business segments: sand mining and distribution operations which were sold in 1996, construction operations which were sold in 1997 and fuel oil operations with related environmental liabilities in 1997 (See Note 2 to Consolidated Financial Statements).
(3) Included in 1993 is the Cumulative Effect of a Change in Accounting Principle for Income Taxes.
(4) Calculated based on Income from Continuing Operations.

                                         -1-

TO OUR SHAREHOLDERS

South Jersey Industries, Inc. achieved improved financial results in 1997, setting a new record for earnings from continuing operations. Consolidated net income reached $18.4 million compared with $18.3 million in 1996. Earnings applicable to common stock from continuing operations rose to $1.71 in 1997, compared with $1.70 in 1996.

Our financial results reflect improved net income from South Jersey Gas Company in a year when weather was approximately 7 percent warmer than last year. Increased sales margins from rate relief granted in January 1997 heavily contributed to our successful year. Improved revenue, in part, resulted from an expanding customer base which continues to be a valuable, inherent asset. Key to this growth is the economic development occurring in Atlantic City which has positively affected growth throughout our entire service area.

We are pleased to announce that during 1997, SJI's management team updated our long-term strategic plan, which defines our role in the energy marketplace and provides challenging, yet achievable, goals and objectives for SJI's companies. An inspiring road map now exists to guide us toward success in a highly competitive industry and we are avidly following its path. This process helped us identify skills and core competencies inherent in our companies and we are capitalizing on those management skills by applying them to exciting new prospects in the natural gas and electric sectors. Our number one priority is to position SJI as an attractive energy investment while creating a sound foundation for improved shareholder value.

Accepting this challenge means finding and taking advantage of niches and windows of opportunity as the energy market evolves. Our plan not only recognizes, but anticipates, both shareholder and market expectations in a deregulated environment. To meet those expectations, we need to offer greater returns from innovative, new activities than we can reasonably expect from the regulated arena. Success in these activities will lead to sustainable growth in market price and dividend yield. To sustain that growth component, SJI is investing in moderate risk activities and projects in the deregulated energy marketplace and will reinvest earnings of its non-utility subsidiaries to fuel their growth. Designing and offering competitively priced, innovative and quality energy products, services and solutions will be important to our success.

We are proud of Gas Company's history as a low-cost natural gas provider and maintaining that position is a key conclusion of our planning process. Historically, our efforts to control costs and maintain efficiency and productivity resulted in lower operating and maintenance expenses than our peer companies. Although we must maintain our vigilance in this area, we realize that to further improve earnings we must have realistic and achievable objectives designed to generate new revenues.

Gas Company's service area growth is unprecedented in its history and our capital expenditure program has anticipated this growth. We are well prepared and eager to add and serve new customers ranging from the expanding Atlantic City casino marketplace to the steadily growing suburban communities of Philadelphia. New customer growth is just one area of focus for additional revenue generation. We are ardently working on aggressive new programs for existing customers that will result in increased use of our products and services.

Complementing our utility business, the non-regulated companies now offer a broader range of products and services to traditional customers, as well as new markets. Our planning efforts have refocused our approach. Now, we offer not only the energy commodity but also viable energy solutions to commercial and industrial customers. By managing the total energy needs of our customers we help them become efficient and informed energy consumers. In the past, we profited from our natural gas industry expertise. Today, we are seizing opportunities made available by electric deregulation. In an historic move for our company, we received certification from the Federal Energy Regulatory Commission to buy and sell electricity. We then established a power marketing group and began trading wholesale electricity. Also, we changed SJI's corporate structure by creating a new subsidiary, SJ EnerTrade, Inc., to assume our wholesale marketing and natural gas management functions. This restructuring increases our recognition and presence not only in our region but in the industry as well.

During the year we worked hard at improving our financial profile, consistent with our long-term objectives. Our financing activities, which included a preferred security offering, were very well received by the investment community. In addition to increasing our investment in Gas Company, the company funded select entrepreneurial activities of our non-regulated businesses. SJI's capital structure was significantly improved with a decrease in the debt portion, including current debt, by 12.6 per cent. We are pleased that improvements to our key financial ratios were acknowledged by brokers, analysts and the financial community.

Our road map for success is clear and the outlook for SJI is exciting. We defined our role in the evolving energy marketplace and are committed to our goals and objectives. The prudent investment of our capital, time and talent in both the regulated and deregulated arenas will improve shareholder value, maintain dividend stability and provide an essential growth component. Pleased with the progress we have made and confident in achieving a new vision, we thank our shareholders and employees for the interest, loyalty and support they have shown for SJI's plans for the future.

December 22, 1997

* The numbers highlighted in bold italic were placed into the text in January 1998.

INSERT:  Photograph  -  William F. Ryan

1997 Highlights

INSERT:  Photograph on the left side of page 4.
         Service trucks laying gas lines in a local neighborhood.


SOUTH JERSEY INDUSTRIES, INC.

 .   Updated the strategic plan to maximize long-term shareholder value in the face of regulatory and competitive environments undergoing significant change. Key objectives of the plan include:

    . Achieving earnings growth which will improve the dividend payout ratio enabling a future pattern of regular, sustainable dividend increases;

    . Developing a growth component for SJI stock by exploiting opportunities within Gas Company's dynamic service territory and prudently investing capital in SJI's non-regulated businesses;

    . Focusing the company's activities exclusively on energy and energy services.

 .   Formalized the Investor Relations function to provide the investment community with an increased awareness of the company's activities and opportunities. Securities analysts at PaineWebber, Prudential Securities and Value Line are currently following the company.

 .   Sold R&T Group, Inc.'s remaining assets in April, marking SJI's exit from the utility construction and general contracting business.

 .   Formed SJ EnerTrade, Inc., a non-regulated subsidiary to assume the marketing activities of South Jersey Fuel, Inc. in selling natural gas to energy marketers, electric and gas utilities and other wholesale users throughout the mid-Atlantic and southern regions of the country.

 .   Achieved a 31.9 percent total return on investment for the full year of 1997 for an SJI investor who reinvested dividends.

SOUTH JERSEY GAS COMPANY

 .   Added approximately 6,700 customers, bringing total customers to approximately 260,600 and completed approximately $44.0 million in pipeline system expansion and upgrades.

 .   Recorded the highest number of conversions from other fuels in the last 7 years. Conversions in 1997 were up over 10 percent from 1996.

 .   Concluded a rate case with the New Jersey Board of Public Utilities in
    January 1997. The major components include:

    .    $10.3 million increase in revenues;

    . $6 million increase in base rates and an 11.25 percent return on common equity;

    . Improved the formula to share profits between stockholders and customers for off-system and interruptible sales and transportation;

    . Established rates, service fees and unbundled services on a cost-causation basis.

 .   Developed and successfully implemented an innovative pilot program allowing nearly 13,000 residential customers a choice in their natural gas supplier.

 .   Implemented a natural gas purchasing strategy which generated savings of
    $4.3 million for customers during the 1996-97 winter season.

 .   Executed off-system sales or released pipeline capacity and storage totaling
    51 Bcf which is approximately 46 percent of Gas Company's total throughput. Off-system throughput increased approximately 49 percent in 1997 over 1996.

 .   Produced pre-tax profits of $16.1 million from off-system and interruptible sales. After applying the improved sharing formula, these activities generated $5.3 million in net income or approximately 27 percent of Gas Company's earnings.

 .   Addressed capital needs to build new facilities by selling $35.0 million of
    8.35% Preferred Securities through the creation of the SJG Capital Trust. Gas Company sold $35.0 million principal amount of First Mortgage Bonds and also received a $25.6 million equity infusion from SJI.

 .   Negotiated long-term labor contracts with the company's three bargaining units and restructured the work force to address competitive market realities.

 .   Created new programs to generate additional revenues for Gas Company, while continuing cost reduction initiatives.

 .   Implemented the Automated Dispatch System to allow Gas Company to dispatch service crews via a computer network.

SOUTH JERSEY ENERGY COMPANY

 .   Received a $2.0 million equity infusion from SJI to develop market initiatives for natural gas, electricity and related energy services.

 .   Signed a long-term agreement with Mid-Atlantic Recycling Technologies to supply natural gas to its Vineland, N.J. soil remediation facility. Energy Company also assisted in financing the pipeline extension for the project.

 .   Formed a power marketing group to buy and sell electricity on the wholesale market after receiving a license from the Federal Energy Regulatory Commission.

 .   Signed seven long-term agreements of between 5 and 10 years to provide natural gas and electricity requirements for large residential complexes.

SJ ENERTRADE, INC.
 .   Through its formal alliance with Union Pacific Fuels, Inc., South Jersey
    Resources Group, LLC:

    . Managed natural gas storage for several large natural gas utilities in the mid-Atlantic region;

    . Managed the entire gas supply portfolio for a natural gas local distribution company;

    . Expanded commitments for management services to be provided to customers in 1998.


INSERT:  Photograph across the bottom of pages 4 & 5.
         Two gentlemen standing in front of storage tanks

INCREASED VALUE THROUGH GROWTH

South Jersey Industries, Inc.'s management updated our long-term strategic plan in 1997 to ensure our continued success as the energy industry further evolves. During this process, we asked ourselves, "what do we do best and how can we use those strengths and skills to create and offer energy products and services that fill our customers' needs?" In answering those questions we fashioned objectives for each subsidiary which contribute to fulfilling our primary goal of maximizing shareholder value.

SOUTH JERSEY GAS COMPANY

Serving as the foundation for South Jersey Gas Company's objectives are customer growth, revenue generation from new or enhanced services and continued cost control. Homeowners in Gas Company's service area continue to show an overwhelming preference for natural gas heat, as almost all of the new homes built with access to our mains use natural gas for heating. As evidence of this preference, we recorded the highest number of conversions from other fuels in the last 7 years. Conversions in 1997 increased by 10 percent over last year.
In 1997, we added approximately 6,700 customers, boosting our total number of customers to approximately 260,600 at year end. Our earnings potential has grown through the net addition of over 31,400 customers during the last 5 years and residential and small-commercial customers account for nearly 87 percent of our total sales margin. These customer groups provide earnings stability and insulation from market risk.

Fueling future growth is the second wave of Atlantic City casino expansion which is still in its infancy. Leading the continuing revitalization effort, the new convention center and the Sheraton Hotel, Atlantic City's first deluxe non-casino hotel, form the beginning of a grand entrance corridor linking the convention center with the world-famous boardwalk and casino area. In the next 5 to 6 years, we expect the number of first-class hotel rooms in the city to triple, with new tourist attractions, housing and small businesses augmenting the renaissance of the city and the surrounding areas. Throughout Gas Company's service area, homes and small businesses are sprouting up at a rapid pace. With Atlantic City serving as a catalyst, we anticipate our already impressive current annual growth rate of 2.6 percent will increase an additional 1 to 1.5 percent during the next 5 years.

Conversions to natural gas from other fuels remain an important part of our growth, accounting for nearly one-third of Gas Company's new customers each year. And, a large conversion market remains to be tapped. To identify and target potential customers, we are introducing an aggressive new conversion program in the commercial and residential markets during 1998.

Delivering natural gas in southern New Jersey will continue to be SJI's primary business in the foreseeable future, and we intend to invest significantly in that business to serve current and prospective customers effectively. Our commitment to this business is evidenced by our plans to spend approximately $150 million from 1997 through 1999 to improve our existing pipeline network and install new mains and services.

INSERT:  Photograph in the center of page 6  -  Laser-filled lighthouse

INSERT:  Passage under photograph  -
         A laser-filled lighthouse illuminates Atlantic City's grand entrance corridor linking the convention center with the boardwalk.

Our planning process also generated ideas for new services and products that our customers want and need, that are cost-effective to implement and have significant revenue and income enhancement prospects. During 1997, Gas Company developed and implemented a targeted campaign to persuade existing customers to upgrade their electric water heaters to more efficient and less costly natural gas units. Our goal is to convert a minimum of 4,500 water heaters to natural gas over the next 5 years. In 1998, we will introduce an expanded Service Sentry program to customers through a multi-faceted marketing campaign. Changes to this appliance service contract program were driven by customer demand and our desire to increase revenues by capturing a larger share of the heating, air conditioning and appliance repair

INSERT: Bar chart at lower left hand corner of page 7 listing the following information:
         SJI - Earnings Per Common Share from Continuing Operations and Dividends Declared (Dollars)

INSERT: Photograph on right hand side of page 7 showing man working at meter station.

INSERT:  Photograph on left hand side of page 8 of power lines.


market. By participating in this program, customers will have more service contract choices and the benefit of Gas Company's long-standing expertise in the appliance repair business. We plan to increase our market penetration for this program from almost 7 percent to about 38 percent over the next 5 years.

SOUTH JERSEY ENERGY COMPANY

South Jersey Energy Company's new objectives expand its focus from solely providing a commodity to offering customers viable energy solutions. Innovative steps taken by Energy Company in 1997 resulted in new service and product offerings, including

INSERT:  Line chart at bottom of page 8 listing the following information:
         SJI  -  Consolidated Net Income Applicable to Common Shareholders
                 ($ millions). Information provides Total Consolidated Net Income; Continuing Operations; and Discontinued Operations.

financing for commercial conversions to natural gas, electric lighting retrofitting and wholesale electricity trading.

Becoming a total energy manager for commercial and industrial customers is another key to Energy Company's growth. Through Energy Company's "Gatekeeper" program, we can guide customers at all points in their energy decision-making process from system design to equipment selection to price-based commodity selection. An alliance with another energy services management company has enabled Energy Company to offer Gatekeeper services to the long-term health care industry, including lighting retrofits , heating system conversions and natural gas and electricity sales.

During the year, in a bold step, Energy Company acquired certification from the Federal Energy Regulatory Commission to buy and sell electric power nationwide and established a power marketing group to trade electricity on the Pennsylvania-New Jersey-Maryland grid. In this capacity, Energy Company arranges for bulk, power transactions among municipal and regional electric utilities and energy marketers. When the electric industry is further deregulated, we will add electricity sales to the Gatekeeper package of retail services. This exciting new venture brings us one step closer to the vision of establishing Energy Company as the preferred total energy supplier in our region.

Energy Company's core business, natural gas sales to residential, commercial and industrial customers, is slated to grow significantly over the next 5 years. This growth assumes that natural gas prices will remain reasonably competitive with natural gas utility rate structures and that the New Jersey Board of Public Utilities opens the retail marketing programs to more residential customers. In 1997, Energy Company successfully participated in Gas Company's pilot residential marketing program capturing approximately 50 percent of the eligible customers while competing with five other companies. An alliance with an outside marketing organization provided Energy Company with an innovative way to use a large sales force for the project, contributing to the program's success.

SJ ENERTRADE, INC.

In 1997, SJI formed SJ EnerTrade, Inc. to separate the wholesale energy marketing and asset management operations from South Jersey Fuel, Inc.'s previous business activities. EnerTrade assumed Fuel Company's function of selling natural gas to energy marketers, electric and natural gas utilities and other wholesale users in the mid-Atlantic and southern regions of the country. Also, EnerTrade acquired Fuel Company's 50 percent share in South Jersey Resources Group, LLC, a company formed through an alliance with Union Pacific Fuels, Inc. Through SJRG, EnerTrade actively manages and profits from its own portfolio of natural gas assets including storage and the assets of several large, natural gas utilities. Positioning EnerTrade as a viable wholesale gas marketer and asset manager on its own, as well as creating new services and expanding market share with Union Pacific Fuels, are fundamental to its ongoing success. For 1998, we have secured commitments from several, large utilities to re new, and in some cases expand, our services which places EnerTrade on target to meet earnings projections.

We are enthusiastic about the opportunities brought about by natural gas and electric deregulation. We have prepared and repositioned ourselves based on the needs and demands of increasingly aware energy consumers and a rapidly evolving market. Be assured that all our activities are designed and carried out with particular attention to our primary objective - improving the value of your investment.

INSERT:  Photograph upper right hand corner of page 9 - Caesars' Centurion
         Tower.

INSERT:  Passage -
         Caesars' Centurion tower, which added 620 rooms, is just one example of the dramatic growth occurring in Atlantic City.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Overview - South Jersey Industries, Inc. (SJI) has three operating subsidiaries, South Jersey Gas Company (SJG); South Jersey Energy Company (SJE); and SJ EnerTrade, Inc. (EnerTrade). SJG is a natural gas distribution company serving 260,567 customers at December 31, 1997, compared with 253,874 customers at December 31, 1996. EnerTrade, formed in October 1997, provides services for the sale of natural gas to energy marketers, electric and gas utilities, and other wholesale users in the mid-Atlantic and southern regions of the country. SJE provides services for the acquisition and transportation of natural gas for retail end users and also markets total energy management services. The results of operations of the Company's non-regulated energy service companies are not material to the Company's financial statements taken as a whole. See "Sale of Capital and Income from Discontinued Operations" for details related to discontinued operations.

Competition - SJG franchises are non-exclusive. Currently, no other utility provides retail gas distribution services within its territory. SJG does not expect other utilities to do so in the foreseeable future because of the extensive investment required for utility plant and related costs. SJG competes with oil, propane and electricity suppliers for residential, commercial and industrial users. The market for natural gas sales is subject to competition as a result of deregulation. SJG has enhanced its competitive position while maintaining its margins by using an unbundled tariff which isolates the variable cost of the commodity within SJG's rate structure. Under this tariff, SJG derives substantially all of its profits from the transportation rather than the sale of the commodity. SJG's commercial and industrial customers can choose their supplier while SJG recovers its cost of service and fixed gas costs primarily through its transportation service. In April 1997, SJG initiated its New Jersey Board of Public Utilities (BPU) approved pilot program giving some residential customers a choice of gas suppliers (See "Pilot Program - Choice of Gas Supplier"). SJG believes it has been a leader in addressing the changing marketplace, while maintaining its focus on being a low-cost provider of natural gas and energy services. SJE and EnerTrade also actively arrange energy services designed to provide low-cost energy supplies in a highly competitive marketplace. SJI's companies intend to develop creative initiatives and propose meaningful regulatory and tax reforms designed to benefit its customers and shareholders.

Pilot Program -- Choice of Gas Supplier - In April 1997, SJG initiated its BPU-approved pilot program giving residential customers a choice of gas supplier. During the enrollment period, which ended June 30, 1997, nearly 13,000 residential customers applied for this service. Transportation of gas for these customers began on August 1, 1997. Participants' bills are reduced for certain cost of gas charges and applicable taxes. The resulting decrease in revenues is offset by a corresponding decrease in SJG's gas costs and taxes under SJG's BPU-approved fuel clause. The program does not affect its net income, financial condition or margins.

Energy Adjustment Clauses - SJG's tariff includes a Levelized Gas Adjustment Clause (LGAC), a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a Demand Side Management Clause (DSMC). These clauses permit adjustments for changes in gas supply costs, reduce the impact of extreme fluctuations in temperatures on SJG and its customers, recover costs for the remediation of former gas manufacturing plants and recover costs associated with its conservation plan, respectively. The BPU-approved LGAC, RAC and DSMC adjustments are made to match revenues and expenses. TAC adjustments do affect revenue, income and cash flows since extremely cold weather can generate credits to customers, while extremely warm weather during t he winter season can result in additional billings to customers.

Status of Year 2000 Conversion - The Company prepared a Year 2000 Impact and Assessment study and developed a plan for program modification. An outside service was used to identify both informational and logic date variables within the programming codes. This service was completed and expensed in 1997. Presently, the Company is revising affected programming code. As of December 31, 1997, approximately 20 percent of the programming code was revised. All revisions are scheduled to be completed by early 1999, providing the remainder of 1999 for testing. Total conversion costs are estimated at $0.4 million of which approximately $0.1 million was spent as of December 31, 1997. Vendors who provide third party software and support services are being contacted to establish Year 2000 compliance. The Company is also in the process of securing written verification from its key product and service vendors to ensure their compliance.

Operating Revenues -- Utility - In 1997, revenues decreased $1.8 million from 1996. Revenues increased $49.1 million when comparing 1996 with 1995. In 1997, the revenue decrease is due to lower firm sales resulting from weather which was
6.7 percent warmer than 1996 and increased firm transportation service replacing firm sales. These results were partially offset by the settlement of the base rate case and customer growth. The revenue from transportation excludes commodity costs (See Competition), and SJG's profits are from the transportation rather than the sale of commodity. Therefore, the migration to firm transportation does not lower SJG's margin. Total sales margin was higher in 1997 due to the impact of a rate increase effective January 27, 1997 (See Regulatory Matters), the addition of 6,700 new customers, increased off-system sales (nonjurisdictional sales) and increased capacity release revenues. The revenue and sales margin increase in 1996 was primarily due to greater firm sales resulting from weather which was 6.4 percent colder than 1995 and a net increase of approximately 5,900 customers. The net customer increase in 1995 was approximately 6,600.

Operating Revenues -- Nonutility - Revenues decreased $5.1 million in 1997 compared with 1996 and increased $2.2 million in 1996 compared with 1995. The 1997 decrease was principally due to lower commodity sales. The 1996 increase resulted from higher volume sales and the effect of increased prices resulting from higher commodity costs.

Gas Purchased for Resale - Gas purchased for resale decreased $4.0 million in 1997 compared with 1996 principally due to decreased unit sales. Gas purchased for resale increased by $41.4 million for 1996 compared with 1995, principally due to increased unit sales. Sources of gas supply include both contract and open-market purchases. SJG is responsible for securing and maintaining its own gas supplies to serve its customers.

SJG has entered into long-term contracts for natural gas supplies, firm transportation, and firm gas storage service. The earliest expiration of any of these contracts is 1999. All of the transportation and storage service agreements between SJG and its interstate pipeline suppliers are provided under tariffs approved by the Federal Energy Regulatory Commission. SJG's cumulative obligation for demand charges and reservation fees for all of these services is approximately $4.6 million per month, which is recovered on a current basis through its LGAC.

Operation and Maintenance -- Utility - A summary of net changes in utility operations and maintenance cost is as follows (in thousands):


                                1997 vs. 1996   1996 vs. 1995
                                -----------------------------
Other Production Expense         $       123     $       171
Transmission                             (35)             83
Distribution                            (179)            474
Customer Accounts and Services          (322)            186
Sales                                    126             (32)
Administration and General             3,216            (994)
Other                                   (433)           (243)
                                 ---------------------------
                                 $     2,496     $      (355)
                                 ===========================

Customer Accounts and Service costs decreased in 1997 principally due to a charge in 1996 to increase the Company's reserve for uncollectible accounts and lower payroll costs. Administrative and General costs increased in 1997 principally due to increased payroll, employee benefits (including a $1.5 million death-benefit liability which became payable upon the death of the Company's president in December 1997) and regulatory costs.

Distribution costs increased in 1996 principally due to greater markout and leak survey activities. The 1996 reduction in administrative and general costs was principally due to decreased data processing, employee welfare and regulatory costs.

Other Operating Expenses - A summary of principal changes in other consolidated expenses for December 31, 1997 and 1996, is as follows (in thousands):


                                         1997 vs. 1996   1996 vs. 1995
                                         -----------------------------
Operation and Maintenance - Nonutility     $  (3,625)      $   2,312
Depreciation                                   1,114           1,016
Federal Income Taxes                             561           1,402
Gross Receipts & Franchise and Other Taxes    (3,499)          2,229

Changes in nonutility expenses principally reflect the impact of unit sales and commodity costs. Depreciation is higher in each period principally due to increased investment in property, plant and equipment by SJG. Federal Income Tax changes reflect the impact of changes in pre-tax income. The changes in Gross Receipts & Franchise Taxes are due to changes in volumes of gas sold, which are subject to those taxes. In addition, lower tax rates applied to certain customer classes in 1997.

Interest Charges - Interest charges decreased in 1997 and 1996. The decrease in 1997 was due to the effect of lower short-term interest resulting from lower levels of short-term debt outstanding. Short-term debt levels were reduced in March 1997 by using proceeds from the sale of $35.0 million of first mortgage bonds by SJG; the application of a $25.6 million cash equity infusion to SJG from SJI; and the application of the net proceeds from the sale of the Mandatorily Redeemable Preferred Securities in May 1997. Utility long-term interest increased in 1997 due to increased levels of long-term debt outstanding.

Preferred Dividend Requirements of Subsidiary - Preferred Dividends increased in 1997 due to the issuance of $35.0 million of 8.35% SJG-guaranteed Mandatorily Redeemable Preferred Securities (See Capital Resources).

Sale of Capital Assets and Income from Discontinued Operations - In 1996, Energy & Minerals, Inc. (EMI) sold The Morie Company, Inc.'s (Morie) common stock for approximately $55.3 million. The underlying book value was approximately $27.9 million and the net gain on the transaction amounted to $15.0 million, after deducting income taxes of $11.3 million and selling costs of $1.1 million (See
Note 2). A portion of the sale proceeds was used to redeem subsidiary debt, including $9.0 million of 9.6 6% Senior Notes and a bank note of approximately $2.0 million. Also, the Company sold the assets of certain R&T Group, Inc.
(R&T) subsidiaries in early 1997 for approximately $3.5 million, which approximated the net book value of the assets sold. In connection with a plan to discontinue or sell the R&T companies, R&T's recorded value was reduced in 1996 to estimated net realizable value (net of income taxes). The profit or loss and the write down to net realizable value, net of income taxes, are included under the caption Net (Loss) Gain on the Disposal of Discontinued Operations (See Note
2). The sale of assets in 1996, as described above, impacts the comparative financial information for 1997 and 1996. Also, in 1997, the Company recorded additional costs of approximately $2.6 million related to environmental remediation expenditures for the previously operated fuel oil business of South Jersey Fuel, Inc. (SJF) and for Morie (See Note 2).

The 1997 decrease in income from discontinued operations is principally due to the recording of liabilities for anticipated environmental remediation expenditures. The 1996 decrease in income from discontinued operations is principally due to recording a liability for anticipated environmental remediation expenses, insurance claims and termination costs.

Net Income Applicable to Common Stock - Net income (in thousands) and earnings per common share reflect the following changes:


                                           1997 vs. 1996   1996 vs. 1995
                                           -----------------------------
Income from Continuing Operations           $       164     $     3,391

Loss from Discontinued Operations                (1,459)         (3,176)
Net (Loss) Gain on Disposal of
  Discontinued Operations                       (13,407)         12,640
                                            ---------------------------
    Net Income (Decrease) Increase          $   (14,702)    $    12,855
                                            ===========================
Earnings per Common Share
  Continuing Operations                     $       .01     $      0.31
  Discontinued Operations                         (1.38)           0.88
                                            ---------------------------
   Earnings per Share (Decrease) Increase   $     (1.37)    $      1.19
                                            ===========================

The details affecting the increase in net income and earnings per share are discussed under the appropriate captions above.

Liquidity - The seasonal nature of gas operations, the timing of construction and remediation expenditures and related permanent financing, as well as mandated tax and sinking fund payment dates require large short-term cash requirements. These are generally met by cash from operations and short-term lines of credit. The Company maintains short-term lines of credit with a number of banks, aggregating $130.0 million of which $84.1 million was available at December 31, 1997. The credit lines are uncommitted and unsecured with interest rates below the prime rate.

The changes in cash flows from operating activities are as follows (in thousands):


                                             1997 vs. 1996  1996 vs.  1995
                                             -----------------------------
 Increases/(Decreases):
 Net Income                                    $ (14,702)     $  12,855
 Depreciation, Depletion and Amortization         (3,350)           740
 Provision for Losses on Accounts Receivable        (792)           878
 Revenues and Fuel Costs Deferred - Net            4,449         (2,196)
 Deferred and Non-Current
   Federal Income Taxes - Net                     (4,365)         5,397
 Environmental Remediation Costs - Net            (1,112)        (3,315)
 Net Pre-Tax Loss (Gain) on the Disposal
  of Discontinued Operations                      23,465        (22,620)
 Accounts Receivable                                  44         18,745
 Inventories                                       6,732        (10,663)
 Prepayments and Other Current Assets               (973)         1,367
 Prepaid Gross Receipts & Franchise Taxes         (1,011)         5,892
 Accounts Payable and Other
  Accrued Liabilities                            (13,184)         8,453
 Other - Net                                       2,865         (9,087)
                                               ------------------------
    Net Cash from Operating Activities         $  (1,934)     $   6,446
                                               ========================

Depreciation and Amortization are non-cash charges to income and do not impact cash flow. Changes in depreciation cost reflect the effect of additions and reductions to fixed assets.

Increases in Revenues and Fuel Costs Deferred - Net reflect the impact of overcollection of fuel costs or the recovery of previously deferred fuel costs. Decreases reflect the impact of payments or credits to customers for amounts previously overcollected and the undercollection of fuel costs resulting from increases in natural gas costs.

Increases in Deferred and Non-Current Federal Income Taxes and Credits - Net represent the excess of taxes accrued over amounts paid. Decreases reflect the impact of taxes paid in excess of amounts accrued. Generally, deferred income taxes related to deferred fuel costs will be paid in the next year.

Changes in Environmental Remediation Costs - Net represent the difference between remediation expenditures and amounts collected under the RAC and insurance recoveries.

Changes in Accounts Receivable are generally weather and price related. Changes impact cash flows when collected in subsequent periods.

Changes in Inventory reflect the impact of seasonal requirements, temperatures and price changes.

Changes in Prepaid Gross Receipts & Franchise Taxes reflect the impact of excess taxes paid over taxes accrued. However, significant timing differences exist in cash flows during the year since SJG must pay the full year's tax on April 1 of each year and amortize any prepaid tax over the remainder of the year, on the basis of gas volumes sold. SJG uses short-term borrowings to make these tax payments which result in a temporary increase in the short-term debt level. The carrying costs of timing differences are recognized in base utility rates.

As stated in Note 1, on January 1, 1998, the Gross Receipts & Franchise Taxes were being replaced with a 6 percent State Sales and Use Tax, a 9 percent State Corporation Business Tax on income before taxes and a Transitional Energy Facilities Assessment (TEFA) on volumes of gas sold and transported. The TEFA will be phased out over 5 years beginning January 1, 1999. Approximately 50 percent of the new taxes will be paid in monthly installments during the first 6 months of the year and the principal portion of the remaining taxes will be paid on June 25, 1998, and on May 15 of each year thereafter. New rates became effective on January 1, 1998, and are subject to change following BPU approval which is expected in early 1998.

Changes in Accounts Payable and Other Current Liabilities reflect the impact of timing differences between the accrual and payment of costs.

Cash flow from nonutility operations is generally retained by those companies with amounts in excess of cash requirements passed up to SJI either as dividends or as temporary short-term loans. Nonutility operations are service oriented and do not require significant investment in capital facilities, inventories or personnel. These operations are not considered material to the financial statements.

EMI has assumed responsibility for the environmental liabilities of Morie, which was sold in 1996. The environmental liabilities are estimated to range between $3.1 million and $15.5 million. EMI has accrued the lower end of the range under the guidance of FASB No. 5 "Accounting for Contingencies" (See Note 13).

As a result of additional testing performed during 1997, both SJI and SJF's discontinued operations have also estimated their potential exposure for the future environmental remediation of four sites where fuel oil operations were conducted years ago. Estimates for SJI's site range between $0.3 million and $1.1 million while the estimated liability for SJF's discontinued operations ranges from $1.5 million to $4.2 million for the remaining three sites. The lower end of these ranges have been accrued. SJI's charge is included in the consolidated income statement as operating expense while SJF's charge is reflected under the caption "(Loss) Income from Discontinued Operations - Net" (See Note 2).

Regulatory Matters - On January 27, 1997, the BPU granted SJG a base rate increase of $6.0 million based on a 9.62 percent rate of return on rate base, which included an 11.25 percent return on common equity. The majority of this increase comes from residential and small commercial customers. Part of the increase is recovered from new service fees which charge specific customers for costs they cause SJG to incur. Additionally, SJG is now allowed to retain the first $5.5 million of pre-tax margins generated by interruptible and off-system sales and transportation and 20 percent of pre-tax margins above that level. In 1998 and 1999, this $5.5 million threshold will increase by the annual revenue requirement associated with specified major construction projects. These sharing formula improvements are expected to result in additional rate relief of approximately $0.3 million in 1998 and $1.8 million in 1999.

Rates of return are calculated by weighting SJG's individual capital cost rates by the proportion of each respective type of capital. This requires selecting appropriate capital structure ratios and determining the cost rate for each capital component as determined in each rate proceeding.

In setting a rate of return, the BPU must provide a utility and its investors with a return that is commensurate with the risk to which the invested capital is exposed so that the utility has access to the capital required to meet its public service responsibility.

Also on January 27, 1997, the BPU approved SJG's request for a $2.5 million revenue reduction through the TAC. This is the standard BPU procedure used to credit customers with previously collected revenues, which were in excess of those allowed by the TAC (See "Energy Adjustment Clauses"). This revenue reduction reflects the TAC's normal operation, as does the BPU's confirmation of the decrease.

In April 1996, SJG received BPU approval to increase its rates to recover approximately $8.0 million of increased natural gas costs through the LGAC.
In September 1996, SJG filed to reduce its rates through its 1996-97 LGAC reflecting a $1.4 million decrease in natural gas costs. Updated projections of the 1996-97 LGAC year results were rolled into the 1997-98 LGAC year and filed with the BPU on September 12, 1997. The 1997-98 LGAC filing requested a rate increase to reflect an increase of $4.7 million in natural gas costs, inclusive of the $1.4 million reduction related to the 1996-97 LGAC filing. Both filings are still pending at the BPU.

The adoption of FASB No. 109, "Accounting for Income Taxes" in 1993 primarily resulted in creating a regulatory asset and a deferred income tax liability. As a result of positions taken in the 1994 rate case, the amortization of the asset is being recovered through rates over an 18-year period which began in December 1994. Also, FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", adopted by the Company in 1993, requires an accrual basis of accounting for retiree benefit payments during the years of employment. The Company elected to recognize the unfunded transition obligation over a 20-year period beginning in 1993. The majority of the postretirement benefit costs apply to SJG, which previously recovered these costs through rates on a pay-as-you-go basis. A December 1994 BPU order provided for partial recovery of costs associated with FASB No. 106 and prescribed continued deferral of unrecovered costs. Also, beginning in 1995, an external trust was established towards funding postretirement benefit costs. Rate recovery in excess of SJG's pay-as-you-go requirement is contributed to the trust and provides no operating benefit to SJG except to the extent that trust income reduces future net periodic cost. Gross contributions to the trust amounted to $2.0 million in 1997 and the balance of the regulatory asset amounted to $6.1 million at December 31, 1997. This amount will be recovered from ratepayers over a 15-year period beginning January 1, 1998, as approved by the BPU in December 1997. In addition, the BPU approved full recovery of the net periodic benefit cost.

The Company incurred and recorded certain costs for environmental remediation of sites where SJG or predecessor companies operated gas manufacturing plants. SJG terminated manufactured gas operations at all sites more than 35 years ago.

Since the early 1980s, the Company has recorded environmental remediation costs of $96.2 million, of which $39.2 million was expended as of December 31, 1997. The Company, with the assistance of an outside consulting firm, estimates that total future expenditures to remediate SJG sites will range from $52.4 million to $165.6 million. The lower end of this range was recorded as a liability and is reflected on the balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities". Recorded environmental remediation costs of SJG do not directly affect earnings because those costs are deferred and, when expended, recovered through rates over 7-year amortization periods as authorized by the BPU. Amounts accrued for future expenditures were not adjusted for future insurance recoveries, which management is pursuing. SJG received $4.2 million of insurance recoveries as of December 31, 1997. SJG used these proceeds first to offset legal fees incurred in connection with those recoveries and used the excess to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual expenditures could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site specific requirements.

The major portion of recorded environmental costs relate to the cleanup of SJG's former gas manufacturing sites. SJG recorded $90.2 million for the remediation of these sites, of which $37.8 million was expended through December 31, 1997.

As a result of the 7-year recovery mechanism, SJG does not expense environmental remediation costs when incurred and defers costs to be recovered. SJG has two regulatory assets associated with environmental cost. The first regulatory asset is titled "Environmental Remediation Cost: Expended - Net". These expenditures represent actual costs incurred to remediate former gas manufacturing plant sites net of rate and insurance recoveries. These costs meet the requirements of FASB No. 71, "Accounting for the Effects of Certain Types of Regulation". The BPU allowed recovery of these expenditures through July 1995 and petitions to recover these costs through July 1997 are pending.

The other regulatory asset titled "Environmental Remediation Cost: Liability for Future Expenditures" relates to estimated future expenditures determined under the guidance of FASB No. 5, "Accounting for Contingencies". This amount, which relates to former manufactured gas plant sites was recorded as a deferred debit with the corresponding amount reflected in Current Liabilities and Deferred Credits and Other Non-Current Liabilities, as appropriate. The deferred debit is a regulatory asset under FASB No. 71, because the BPU's intent, as evidenced by its current practice, is to provide recovery sufficient to recover the deferred costs after they are expended.

Annually, SJG files with the BPU to recover expended remediation costs in rates. The BPU has consistently allowed the full recovery over 7-year periods, and SJG believes this will continue. As of December 31, 1997, SJG's unamortized remediation expenditures of $21.0 million are reflected on the balance sheet under the caption "Regulatory and Other Non-Current Assets." Since BPU approval of the RAC mechanism in August 1992, SJG recovered $12.6 million as of December 31, 1997.

On July 31, 1996 and 1997, SJG made its annual filings with the BPU to recover remediation costs expended during the period of August 1995 through July 1997 totaling $1.6 million. Both filings were subsequently updated and are still pending at the BPU.

On September 9, 1997, SJG filed with the BPU to adjust rates by replacing the current State Gross Receipts & Franchise Tax components with a Sales and Use Tax, a Corporation Business Tax and a Transitional Energy Facilities Assessment (See "Liquidity").

On May 5, 1997, SJG filed with the BPU to update rates related to appliance service charges, including a profit margin. The new rates are competitive with other service providers in New Jersey and are designed to increase earnings and cash flows to SJG over the current rates. This filing is pending.

The Company is subject to claims which arise in the ordinary course of its business and other legal proceedings. A group of Atlantic City casinos filed a petition with the BPU on January 16, 1996, alleging overcharges of over $10.0 million, including interest. Management believes that charges to the casinos were based on applicable tariffs and that the casinos were not qualified under less expensive rate schedules, as claimed. Management believes that the ultimate impact of these actions will not materially affect the Company's financial position, results of operations or liquidity.

Capital Resources - The Company has a continuing need for cash resources and capital, primarily to invest in new and replacement facilities, equipment and for environmental cleanup costs. Total construction and remediation expenditures for 1997 amounted to $58.7 million. The costs for 1998, 1999 and 2000 are estimated at approximately $63.9 million, $60.2 million and $48.7 million, respectively. These investments are expected to be funded from several sources, which may include cash generated by operations, temporary use of short-term debt, sale of first mortgage bonds, capital leases and RAC recoveries.
On March 21, 1997, SJG sold $35.0 million of its First Mortgage Bonds, 7.7% Series due 2027.

On May 2, 1997, SJG's Delaware statutory trust subsidiary, SJG Capital Trust, sold $35.0 million of 8.35% SJG-guaranteed Mandatorily Redeemable Preferred Securities. The Trust holds as its sole asset the 8.35% Deferrable Interest Subordinated Debentures issued by SJG maturing April 30, 2037. The Debentures and Preferred Securities are redeemable at the option of SJG at a redemption price equal to 100 percent of the principal amount at any time on or after April 30, 2002.

In January 1996, SJG redeemed a total of $5,258,000 of its 8-1/4% Series First Mortgage Bonds maturing in 1996 and 1998. In April 1996, SJG redeemed the remaining balance of its 9.2% Series First Mortgage Bonds due 1998 amounting to $2,667,000.

A shareholder rights plan is in effect beginning September 20, 1996, extending through September 20, 2006 (See Note 4).

Inflation - The ratemaking process provides that only the original cost of utility plant is recoverable in revenues as depreciation. Therefore, the excess cost of utility plant, stated in terms of current cost over the original cost of utility plant, is not presently recoverable. While the ratemaking process gives no recognition to the current cost of replacing utility plant, based on past practices, SJG believes it will be allowed to earn on the increased cost of its net investment as replacement of facilities actually occurs.

Summary - The company is confident it will have sufficient cash flow to meet its operating, capital and dividend needs and is taking and will take such actions necessary to employ its resources effectively.



INDEPENDENT AUDITORS' REPORT

To the Shareholders and
Board of Directors of
South Jersey Industries, Inc.:

We have audited the consolidated balance sheet of South Jersey Industries, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related statements of consolidated income, consolidated retained earnings and consolidated cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of South Jersey Industries, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 18, 1998

STATEMENTS OF CONSOLIDATED INCOME
(In Thousands Except for Per Share Data)
                                         South Jersey Industries, Inc. and Subsidiaries
                                                    Year Ended December 31,
                                                   1997      1996      1995
                                                 ----------------------------
Operating Revenues:
 Utility (Notes 1 & 6)                           $327,477  $329,295  $280,233
 Nonutility                                        21,090    26,163    23,930
                                                 ----------------------------
    Total Operating Revenues                      348,567   355,458   304,163
                                                 ----------------------------
Operating Expenses:
 Gas Purchased for Resale                         181,117   185,138   143,788
 Operation and Maintenance - Utility (Note 9)      48,519    46,023    46,378
                             Nonutility            23,154    26,779    24,467
 Depreciation (Note 1)                             15,978    14,864    13,848
 Federal Income Taxes (Notes 1, 5 & 8)             10,716    10,155     8,753
 Gross Receipts & Franchise Taxes
  and Other Taxes (Note 8)                         30,441    33,940    31,711
                                                 ----------------------------
    Total Operating Expenses                      309,925   316,899   268,945
                                                 ----------------------------
Operating Income                                   38,642    38,559    35,218
                                                 ----------------------------
Interest Charges:
 Long-Term Debt                                    15,197    14,117    15,022
 Short-Term Debt                                    2,550     5,533     3,489
 Other                                                364       470     1,655
                                                 ----------------------------
    Total Interest Charges                         18,111    20,120    20,166
                                                 ----------------------------
Preferred Dividend Requirements
 of Subsidiary (Note 3)                             2,102       174       178
                                                 ----------------------------
Income from Continuing Operations                  18,429    18,265    14,874
Discontinued Operations (Note 2):
 (Loss) Income from Discontinued
   Operations - Net                                (1,866)     (407)    2,769
 Net (Loss) Gain on the Disposal
   of Discontinued Operations                        (767)   12,640         -
                                                 ----------------------------
    Net Income Applicable to Common Stock        $ 15,796  $ 30,498  $ 17,643
                                                 ============================
Average Shares of Common Stock
 Outstanding (Note 4)                              10,763    10,732    10,720
                                                 ============================
Earnings Per Common Share: (Notes 2 & 4)
 Continuing Operations                           $   1.71  $   1.70  $   1.39
 Discontinued Operations - Net                      (0.24)     1.14      0.26
                                                 ----------------------------
 Earnings Per Common Share                       $   1.47  $   2.84  $   1.65
                                                 ============================
Cash Dividends Declared Per Common Share         $   1.44  $   1.44  $   1.44
                                                 ============================

STATEMENTS OF CONSOLIDATED RETAINED EARNINGS
(In Thousands)
                                                    Year Ended December 31,
                                                   1997      1996      1995
                                                 ----------------------------
Balance at Beginning of Year                     $ 48,743  $ 33,705  $ 31,497
Net Income Applicable to Common Stock              15,796    30,498    17,643
Cash Dividends Declared - Common Stock            (15,501)  (15,460)  (15,435)
                                                 ----------------------------
Balance at End of Year (Note 12)                 $ 49,038  $ 48,743  $ 33,705
                                                 ============================

The accompanying schedule and footnotes are an integral part of the financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(In Thousands)
                                        South Jersey Industries, Inc. and Subsidiaries
                                                    Year Ended December 31,
                                                   1997      1996      1995
                                                 ----------------------------
Cash Flows from Operating Activities:

 Net Income Applicable to Common Stock           $ 15,796  $ 30,498  $ 17,643
 Adjustments to Reconcile Net Income
   to Cash Flows Provided by Operating
   Activities:
  Depreciation, Depletion and Amortization         18,112    21,462    20,722
  Provision for Losses on Accounts Receivable       1,351     2,143     1,265
  Revenues and Fuel Costs Deferred - Net           (3,270)   (7,719)   (5,523)
  Deferred and Non-Current Federal
   Income Taxes and Credits - Net                   5,358     9,723     4,326
  Net Pre-Tax Loss (Gain) on the Disposal
   of Discontinued Operations                         845   (22,620)        -
  Environmental Remediation Costs - Net*           (2,883)   (1,771)    1,544
  Changes in:
    Accounts Receivable                             2,113     2,069   (16,676)
    Inventories                                    (1,634)   (8,366)    2,297
    Prepayments and Other Current Assets              (89)      884      (483)
    Prepaid Gross Receipts & Franchise
     Taxes - Net                                    1,036     2,047    (3,845)
    Accounts Payable and Other
     Accrued Liabilities                            3,720    16,904     8,451
    Other - Net                                      (502)   (3,367)    5,720
                                                 ----------------------------
Net Cash Provided by Operating Activities          39,953    41,887    35,441
                                                 ----------------------------
Cash Flows from Investing Activities:

 Investment in Affiliate                                -    (1,000)        -
 Loan to Affiliate                                 (1,761)   (2,800)        -
 Proceeds from the Sale of Assets - Net             3,488    56,056         -
 Taxes Paid on the Sale of Assets - Net            (9,807)        -         -
 Proceeds from the Sale of
  Available-for-Sale Securities                         -       795         -
 Capital Expenditures, Cost of
  Removal and Salvage                             (49,604)  (43,218)  (44,607)
                                                 ----------------------------
Net Cash (Used in) Provided
 by Investing Activities                          (57,684)    9,833   (44,607)
                                                 ----------------------------
Cash Flows from Financing Activities:

 Net (Repayments of) Borrowings
  from Lines of Credit                            (62,400)   32,000    (3,900)
 Proceeds from Issuance of Long-Term Debt          35,618         -    30,000
 Principal Repayments of Long-Term Debt            (6,603)  (27,235)   (9,500)
 Dividends on Common Stock                        (15,501)  (15,460)  (15,435)
 Proceeds from Sale of Common Stock                   320       383       117
 Proceeds from the Issuance of
  Preferred Securities                             35,000         -         -
 Repurchase of Preferred Stock                        (90)      (90)      (90)
 Payments for Issuance of Long-Term
  Debt and Preferred Securities                    (2,429)        -      (647)
                                                 ----------------------------
Net Cash (Used In) Provided by
 Financing Activities                             (16,085)  (10,402)      545
                                                 ----------------------------
Net (Decrease) Increase in Cash and
 Cash Equivalents                                 (33,816)   41,318    (8,621)
Cash and Cash Equivalents
 at Beginning of Year                              46,905     5,587    14,208
                                                 ----------------------------
Cash and Cash Equivalents
 at End of Year                                  $ 13,089  $ 46,905  $  5,587
                                                 ============================
Supplemental Disclosures of Cash Flow Info
 Cash paid during the year for:
   Interest (Net of Amounts Applicable to LGAC
     Overcollections and Amounts Capitalized)    $ 18,303  $ 21,879  $ 18,409
   Income Taxes (Net of Refunds)                 $ 12,129  $  2,858  $  6,907

* Note 13 contains additional information relating to environmental remediation costs.

The accompanying schedule and footnotes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET
(In Thousands)
                                          South Jersey Industries, Inc. and Subsidiaries
                                                            December 31,
                                                      ------------------------
                                                         1997          1996
                                                      ----------     ---------
Assets
Property, Plant and Equipment: (Note 1)
 Utility Plant, at original cost                      $ 619,489      $ 577,304
 Accumulated Depreciation                              (167,176)      (157,682)
 Gas Plant Acquisition Adjustment - Net                   1,926          2,000
 Nonutility Property and Equipment, at cost               3,332          3,342
 Accumulated Depreciation                                (1,033)        (1,060)
                                                      ------------------------
    Property, Plant and Equipment - Net                 456,538        423,904
                                                      ------------------------
Investment in Affiliate (Note 2)                            849          1,286
                                                      ------------------------
Current Assets:
 Cash and Cash Equivalents (Notes 1 & 11)                13,089         46,905
 Notes Receivable - Affiliate                             4,561          2,800
 Accounts Receivable                                     35,947         38,714
 Unbilled Revenues (Note 1)                              17,263         17,855
 Provision for Uncollectibles                            (1,530)        (1,425)
 Natural Gas in Storage, average cost                    23,877         22,638
 Materials and Supplies, average cost                     4,509          4,114
 Assets of Discontinued Businesses Held for Disposal        622          4,966
 Prepaid Gross Receipts & Franchise Taxes                   566          1,602
 Prepayments and Other Current Assets                     1,862          1,773
                                                      ------------------------
    Total Current Assets                                100,766        139,942
                                                      ------------------------
Accounts Receivable - Merchandise                         1,998          1,999
                                                      ------------------------
Regulatory and Other Non-Current Assets (Note 1)
 Environmental Remediation Costs: (Note 13)
   Expended - Net                                        21,041         15,566
   Liability for Future Expenditures                     52,400         41,700
 Gross Receipts & Franchise Taxes (Note 8)                4,028          4,468
 Income Taxes - Flowthrough Depreciation (Note 8)        13,999         14,977
 Deferred Fuel Costs - Net                                3,674            404
 Deferred Postretirement Benefit Costs (Notes 6 & 9)      6,150          5,153
 Other                                                    9,158          8,982
                                                      ------------------------
    Total Regulatory and Other Non-Current Assets       110,450         91,250
                                                      ------------------------
    Total Assets                                      $ 670,601      $ 658,381
                                                      ========================
Capitalization and Liabilities
Capitalization: (see Schedule)
 Common Equity (Notes 4 & 12)                         $ 173,499      $ 172,731
 Preferred Stock and Securities
  of Subsidiary (Note 3)                                 37,224          2,314
 Long-Term Debt                                         176,360        149,736
                                                      ------------------------
    Total Capitalization                                387,083        324,781
                                                      ------------------------
Current Liabilities:
 Notes Payable (Note 11)                                 45,900        108,300
 Current Maturities of Long-Term Debt                     8,994          6,603
 Accounts Payable                                        49,142         50,301
 Customer Deposits                                        5,871          6,050
 Environmental Remediation Costs (Note 13)               16,511          9,377
 Federal Income Taxes Accrued                               884          4,417
 Interest Accrued and Other Current Liabilities          12,477         13,693
                                                      ------------------------
    Total Current Liabilities                           139,779        198,741
                                                      ------------------------
Deferred Credits and Other
  Non-Current Liabilities: (Note 1)
 Deferred Income Taxes - Net (Note 5)                    78,631         75,821
 Investment Tax Credits                                   5,632          6,025
 Pension and Other Postretirement Benefits (Note 9)      11,747         10,218
 Environmental Remediation Costs (Note 13)               40,511         34,353
 Other                                                    7,218          8,442
                                                      ------------------------
    Total Deferred Credits and
      Other Non-Current Liabilities                     143,739        134,859
                                                      ------------------------
Commitments and Contingencies (Note 13)
    Total Capitalization and Liabilities              $ 670,601      $ 658,381
                                                      ========================

The accompanying schedule and footnotes are an integral part of the financial statements.

SCHEDULE OF CONSOLIDATED CAPITALIZATION
(In Thousands Except for Share Data)
                                           South Jersey Industries, Inc. and Subsidiaries
                                                            December 31,
                                                        1997           1996
                                                      ------------------------
Common Equity: (Notes 4 & 12)
 Common Stock: Par Value $1.25 per share;
    Authorized 20,000,000 shares;
   Outstanding Shares: 10,771,413 (1997)
    and 10,756,679 (1996)                             $  13,464      $  13,446
 Premium on Common Stock                                110,997        110,542
 Retained Earnings                                       49,038         48,743
                                                      ------------------------
    Total Common Equity                                 173,499        172,731
                                                      ------------------------
Preferred Stock and Securities of Subsidiary:(Note 3)
 Redeemable Cumulative Preferred Stock:
   South Jersey Gas Company, Par Value $100 per share
     Authorized Shares: 47,304 (1997)
      and 48,204 (1996)
     Outstanding Shares:
      Series A, 4.70% - 3,000 (1997)
       and 3,900 (1996)                                     300            390
      Series B, 8.00% - 19,242                            1,924          1,924
     Company-Guaranteed Manditorily Redeemable
       Preferred Securities of Subsidiary Trust:
         Par Value $25 per share, 1,400,000 shares
           Authorized and Outstanding                    35,000              -
                                                      ------------------------
              Total Preferred Stock and
                Securities of Subsidiary              $  37,224      $   2,314
                                                      ========================
Long-Term Debt: (A)
 South Jersey Gas Company:
   First Mortgage Bonds (B):
     8.19%   Series due 2007                             22,727         25,000
   10 1/4%   Series due 2008                             25,000         25,000
        9%   Series due 2010                             28,438         30,625
     6.95%   Series due 2013                             35,000         35,000
      7.7%   Series due 2027 (C)                         35,000              -
   Unsecured Notes:
     Term Note, 8.47% due 2001 (D)                        8,571         10,714
     Debenture Notes, 8.6% due 2010                      30,000         30,000
 South Jersey Energy Company:
     Promissory Notes (E)                                   618              -
                                                      ------------------------
       Total Long-Term Debt Outstanding                 185,354        156,339
       Less Current Maturities                            8,994          6,603
                                                      ------------------------
       Total Long-Term Debt                             176,360        149,736
                                                      ------------------------
Total Capitalization                                  $ 387,083      $ 324,781
                                                      ========================

(A) The long-term debt maturities and sinking fund requirements for the succeeding 5 years are as follows: 1998, $8,994,176; 1999, $9,005,064;
        2000, $9,016,888; 2001, $12,029,829; and 2002, $9,810,873.
(B) SJG's First Mortgage dated October 1, 1947, as supplemented, securing the First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility plant.
(C) On March 21, 1997, SJG sold $35,000,000 of its First Mortgage Bonds, 7.7% Series due 2027.
(D) An additional $5,000,000 revolving credit facility was available under the terms of this agreement which expired December 31, 1997.
(E) SJE has several unsecured notes at interest rates ranging from 8.75% to 9.0% and an average term of 5 years. SJE has a $1,000,000 line of credit against which these notes are drawn.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Practices:
Consolidation - The consolidated financial statements include the accounts of South Jersey Industries, Inc. (SJI or the Company) and all of its subsidiaries. Certain intercompany transactions, amounting to approximately $1.9 million, $7.3 million, and $6.9 million, respectively, in 1997, 1996 and 1995, were not required to be eliminated. Those amounts were capitalized to utility plant or environmental remediation costs on the South Jersey Gas Company (SJG) books of account and are recoverable by SJG through the rate-making process (See Note
13). All other significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made of previously reported amounts to conform with classifications used in the current year.

Estimates and Assumptions - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

Regulation - SJG is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU) and maintains its accounts in accordance with the prescribed Uniform System of Accounts of that Board (See Note 6).

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

New Accounting Pronouncements - In March 1995, the Financial Accounting Standards Board (FASB) issued FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The Company adopted this statement in 1996. It requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The resultant impairment was included in discontinued operations. See Note 4 for discussion of FASB No. 123 which also became effective in 1996.

In February 1997, the FASB issued FASB No. 128, "Earnings per Share", which is effective for financial statements for periods ending after December 15, 1997. FASB No. 128 supersedes previous reporting requirements on Earnings per Share
(EPS) and replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with a complex capital structure when those amounts are different. The adoption of FASB No. 128 did not have an impact on the Company's EPS (See Note 4).

In June 1997, the FASB issued FASB No. 130, "Reporting Comprehensive Income". This statement, which establishes standards for reporting and disclosure of comprehensive income, is effective for annual periods beginning after December 15, 1997. The Company currently has no additional items qualifying as other comprehensive income under FASB No. 130 and, therefore, believes its adoption will not have any impact on the Company's financial position on results of operations.

In June 1997, the FASB also issued FASB No. 131, "Disclosures about Segments of an Enterprise and Related Information", which is also effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the reporting of selected information about operating segments in the Company's interim and annual financial statements. The Company is evaluating whether the adoption of this statement will result in any change to its presentation of financial information. The Company expects to adopt FASB No. 131 effective January 1, 1998; however, as permitted by this statement, segment information will not be reported in interim financial statements until 1999.

Depreciation and Amortization - Depreciation of utility plant is provided on a straight-line basis over the estimated remaining lives of the various classes of property. These estimates are periodically reviewed and adjustments are made as required after BPU approval. The composite rate per annum for all depreciable utility property was approximately 2.8 percent in 1997, 1996 and 1995. Generally, with the exception of extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, together with removal costs less salvage. The gas plant acquisition adjustment is being amortized on a straight-line basis over a 40-year period. The unamortized balance amounting to $1.9 million at December 31, 1997, is not included in rate base. Depreciation of nonutility property is computed generally on a straight-line basis over the estimated useful lives of the property, ranging up to 35 years. Any gain or loss realized upon the disposition of nonutility property is recognized in determining net income.

Federal Income and Other Taxes - Deferred Income Taxes are provided for all significant temporary differences between book and taxable income (See Notes 5 &
8).

On July 14, 1997, legislation reforming energy taxation in New Jersey was adopted. The new law eliminates the Gross Receipts & Franchise Tax (equivalent to approximately 13 percent of utility revenue) and replaces it with a combination of taxes. Beginning January 1, 1998, retail sales of natural gas and electricity and utility services, including transportation, will be subject to the 6 percent State Sales and Use Tax. Utilities will also be subject to the 9 percent State Corporation Business Tax on income before taxes. To bridge the revenue gap created by the new tax law, the State will impose a Transitional Energy Facilities Assessment (TEFA) on volumes of gas sold and transported. The TEFA will be phased out over a 5-year period beginning January 1, 1999 and ending January 1, 2003. It is expected that the revised tax policy will eliminate tax disparities between utility and non-utility suppliers, providing fair competition and lower energy costs for the consumer. The adoption of the new legislation will not materially affect the Company's financial position, results of operations or liquidity (See Note 6).

Statements of Cash Flows - For purposes of reporting cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

2. Divestitures and Affiliations:
Divestitures - On December 3, 1996, Energy & Minerals, Inc. (EMI), a subsidiary of SJI, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary, in a cash transaction for approximately $55.3 million. The net book value of assets sold was approximately $27.9 million. Cash, certain real estate and other miscellaneous assets, along with certain liabilities, remaining after the sale were transferred

Notes to Consolidated Financial Statements, Continued to the books of EMI (See Note 13). The 1996 gain on the sale of $15.0 million, net of applicable income taxes of $11.3 million and selling costs of $1.1 million, is included in the consolidated income statement under the caption "Net
(Loss) Gain on the Disposal of Discontinued Operations". The sale price was subject to customary post-closing entries resulting in a downward adjustment of $0.6 million which was recorded in 1997.

In December 1996, the Company developed a formal plan to discontinue the operations of its construction and environmental services operations, R & T Group, Inc. (R & T) and its five subsidiaries. As a result, the Company recognized a net loss of $2.4 million, net of applicable income tax credits of $1.3 million, on the planned disposition of R & T's assets. Additionally, in two separate sales on January 9, 1997, and on April 4, 1997, R & T sold all of its operating assets, except certain real estate. The aggregate proceeds from these sales, approximately $3.5 million, approximated the net book value of the assets at the date of sale. Associated disposal costs of $189,500, or $123,200 after taxes, are included in the consolidated income statement for 1997. These losses are reflected in the consolidated income statement under the caption "Net (Loss) Gain on the Disposal of Discontinued Operations".

In 1997, the Company performed additional testing to arrive at an estimate of the cost to perform environmental cleanup and remediation of properties owned by South Jersey Fuel, Inc. (SJF), a subsidiary of EMI, as part of its previously operated fuel oil business. Also in 1997, SJ EnerTrade, Inc. (EnerTrade) was created as a direct subsidiary of SJI to assume SJF's gas marketing activity, including its affiliation with South Jersey Resources Group, LLC (SJRG). The gas marketing activities are shown as part of continuing operations; the environmental remediation activity related to properties used in the previously operated fuel oil business are reported as part of discontinued operations consistent with the reporting in previous years of other costs related to the discontinued fuel oil business (See also Note 13).

Summarized operating results of the discontinued operations were:

                                                 Thousands of Dollars
                                               1997      1996      1995
                                            ----------------------------
Operating Revenues:
 Sand Mining                                $      -  $ 30,054  $ 32,249
 Construction                                  4,928    17,081    18,335
                                            ----------------------------
    Total Operating Revenues                $  4,928  $ 47,135  $ 50,584
                                            ============================
(Loss) Income before Income Taxes:
 Sand Mining                                $ (1,257) $     68  $  3,592
 Construction                                     39    (1,348)       11
 Fuel Oil (See Note 13)                       (1,725)        -         -
Income Tax Credits (Expense)                   1,077       873      (834)
                                            ----------------------------
(Loss) Income from Discontinued Operations  $ (1,866) $   (407) $  2,769
                                            ============================
(Loss) Income per Common Share
  from Discontinued Operations              $  (0.17) $  (0.04) $   0.26
                                            ============================

The 1995 results of operations were restated to reflect the accounting for these segments as Discontinued Operations.

Affiliations - On April 1, 1996, SJF and Union Pacific Fuels, Inc. joined efforts in the formation of SJRG, to provide natural gas storage, peaking services and transportation capacity for wholesale customers in New Jersey and surrounding states. EnerTrade currently holds a 50 percent non-controlling interest in this affiliation and, accordingly, accounts for the investment under the equity method.

3. Preferred Stock and Securities of Subsidiary:
Redeemable Cumulative Preferred Stock - SJG is required to offer annually to purchase 900 and 1,500 shares of its Cumulative Preferred Stock, Series A and Series B, respectively, at par value, plus accrued dividends.

If preferred stock dividends are in arrears, no dividends may be declared or paid, or other distribution made on the SJG Common Stock. If four or more quarterly dividends are in arrears, the Preferred Shareholders may elect a majority of SJG's directors.

Mandatorily Redeemable Preferred Securities - On May 2, 1997, SJG's statutory trust subsidiary, SJG Capital Trust (Trust), established in the State of Delaware on March 24, 1997, sold $35.0 million of 8.35 percent SJG-guaranteed Mandatorily Redeemable Preferred Securities. The Trust holds as its only asset the 8.35 percent Deferrable Interest Subordinated Debentures issued by SJG which mature on April 30, 2037, which is also the maturity date of the Preferred Securities. The Debentures and Preferred Securities are redeemable at the option of SJG at a redemption price equal to 100 percent of the principal amount thereof at any time on or after April 30, 2002.

The Company has 2,500,000 authorized shares of Preference Stock, no par value, none of which has been issued. The Company has registered and reserved for the issuance of 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Stock) in connection with the adoption of the Company's Shareholder Rights Plan (See Note 4).

4. Common Stock:
The Company has 20,000,000 shares of Common Stock authorized of which the following shares were issued and outstanding:

                                           1997          1996            1995
                                       ----------------------------------------
Beginning of Year                      10,756,679     10,722,171     10,715,211
New Issues During Year:
  Employees' Stock Ownership Plan           4,770          5,945          6,960
  Stock Option & Stock Appreciation
    Rights Plan                             9,514         14,163              -
  Directors' Restricted Stock Plan            450         14,400              -
                                       ----------------------------------------
End of Year                            10,771,413     10,756,679     10,722,171
                                       ========================================

The par value ($1.25 per share) of the stock issued in 1997, 1996 and 1995 was credited to common stock and the net excess over par value of approximately $0.5 million, $0.4 million, and $0.1 million, respectively, was credited to Premium on Common Stock.

Effective January 1, 1996, the Company adopted FASB No. 123, "Accounting for Stock-Based Compensation". This statement defines a fair value based method of accounting for stock-based compensation. However, the Company has elected, as permitted by the statement, to continue to measure compensation costs using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, there was no impact from the adoption of FASB No. 123 on the Company's financial statements. The Company determined that the pro forma effect of adoption of the fair value based method of accounting on net income and earnings per share would be immaterial for the years ended December 31, 1997, 1996 and 1995.

Stock Option and Stock Appreciation Rights Plan - Under this plan, not more than 306,000 shares in the aggregate may be issued to officers and other key employees of the Company and its subsidiaries. No options or stock appreciation rights may be granted under the Plan after January 23, 2007. At December 31, 1997, the Company had 13,060 options outstanding exercisable at prices from $17.89 to $24.69 per share and at December 31, 1996, the Company had 34,990 options outstanding exercisable at prices from $17.16 to $24.69 per share. During 1997 and 1996, 4,311 and 14,550 options were exercised respectively, at prices from $17.16 to $17.89 per share. In addition, during 1997, 17,619 options were surrendered for the issuance of 5,203 shares. No options were exercised in 1995. No options were granted in 1997, 1996 or 1995. No stock appreciation rights were issued under the plan. The stock options outstanding at December 31, 1997, 1996, and 1995, did not have an effect on the earnings per share calculations (See Note 1).

Dividend Reinvestment and Stock Purchase Plan (DRP) and Employees' Stock Ownership Plan (ESOP) - Shares of common stock offered through the DRP are currently purchased in the open market. All shares offered through the ESOP are issued directly by the Company. As of December 31, 1997, 208,647 and 35,371 shares of authorized, but unissued, Common Stock were reserved for future issuance to the DRP and ESOP, respectively.

Notes to Consolidated Financial Statements, Continued
Directors' Restricted Stock Plan - On September 20, 1996, the Board of Directors adopted a restricted stock plan. Under this plan, an initial award of 13,800 shares was granted on December 4, 1996, at a market value of $24.00 per share. The plan also provides for annual awards and, in December 1997 and 1996, respectively, 450 and 600 additional shares were granted. Initial awards will vest over a 5-year period, with 20 percent of such awards vesting per year. Annual awards will vest on the third anniversary of each award. Shares issued as restricted stock are held by the Company until the attached restrictions lapse. The market value of the stock on the date granted is recorded as compensation expense over the applicable vesting period.

Shareholder Rights Plan - On September 20, 1996, the Board of Directors adopted a shareholder rights plan that provides for the distribution of one right for each share of common stock outstanding on October 11, 1996. Each entitles its holder to purchase 1/1000 of one share of Series A Stock at an exercise price of $90 (See Note 3).

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

5. Federal Income Taxes:
Income tax expense applicable to operations differs from the tax that would have resulted by applying the statutory rate to income from operations before Federal Income Tax for the following reasons:

                                                         Thousands of Dollars
                                                   1997      1996      1995
                                                 ----------------------------
Tax at Statutory Rate                            $ 10,260  $  9,947  $  8,269
Increase (Decrease) Resulting from:
 Amortization of Investment
   Tax Credits (ITC)                                 (393)     (390)     (390)
 Liberalized Depreciation Under Book
   Depreciation on Utility Plant                      664       664       664
 Other - Net                                          185       (66)      210
                                                 ----------------------------
Federal Income Taxes as reported on the
 Statements of Consolidated Income                 10,716    10,155     8,753
Tax Associated with
 Discontinued Operations                             (674)    5,887       621
                                                 ----------------------------
    Net Federal Income Taxes                     $ 10,042  $ 16,042  $  9,374
                                                 ============================

The provision for Federal Income Taxes is comprised of the following:

                                                      Thousands of Dollars
                                                    1997      1996     1995
                                                 ----------------------------
Current                                          $  4,964  $   (709) $  4,506
Deferred:
  Excess of Tax Depreciation Over
   Book Depreciation - Net                          4,162     4,610     4,059
  Deferred Fuel Costs                                 349     3,340     1,380
  Environmental Remediation Costs - Net             1,903     1,214      (556)
  Amortization of Gross Receipts Taxes               (140)     (140)     (136)
  Alternative Minimum Tax                            (304)    2,939         -
  Other - Net                                         175      (709)     (110)
                                                 ----------------------------
    Total Deferred                                  6,145    11,254     4,637
                                                 ----------------------------
ITC                                                  (393)     (390)     (390)
  Federal Income Taxes as reported
   on the Statements of Consolidated Income        10,716    10,155     8,753
Tax Associated with Discontinued Operations          (674)    5,887       621
                                                 ----------------------------
    Net Federal Income Taxes                     $ 10,042  $ 16,042  $  9,374
                                                 ============================

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liability at December 31, 1997 and 1996, are as follows:

                                                        Thousands of Dollars
                                                        1997           1996
                                                      -----------------------
Deferred Tax Liabilities:
 Tax Depreciation Over Book Depreciation              $ 62,945       $ 60,527
 Difference Between Book and Tax Basis of Property       5,579          5,215
 Deferred Fuel Costs                                     5,078          4,720
 Deferred Regulatory Costs                                 996          1,189
 Environmental Remediation Costs                         7,463          5,332
 Excess Protected                                        3,485          3,550
 Gross Receipts Taxes                                    1,424          1,564
 Other                                                   1,204          2,351
                                                      -----------------------
    Total Deferred Tax Liabilities                      88,174         84,448
                                                      -----------------------
Deferred Tax Assets:
 Alternative Minimum Tax                                 1,542          1,102
 ITC Basis Gross Up                                      3,004          3,207
 Other                                                   4,997          4,318
                                                      -----------------------
    Total Deferred Tax Assets                         $  9,543       $  8,627
                                                      -----------------------
    Net Deferred Tax Liability                        $ 78,631       $ 75,821
                                                      =======================

6. Recent Regulatory Actions:
On April 10, 1996, SJG received approval from the BPU to increase its rates by approximately $8.0 million, or 2.9 percent, through its LGAC. The primary reason for the LGAC increase was higher natural gas costs incurred by the Company during November and December 1995 due to weather that was colder than normal.

On June 20, 1996, SJG received approval from the BPU to recover environmental remediation costs incurred during the 2-year period ended July 31, 1995, totaling $1.5 million, net of insurance recoveries. On July 31, 1996 and 1997, SJG made its annual filings with the BPU to recover remediation costs expended during the period of August 1995 through July 1997 totaling $1.6 million. Both filings were subsequently updated and are still pending at the BPU (See Note
13).

On September 6, 1996, SJG made its annual LGAC and TAC filings with the BPU proposing a decrease to the LGAC of $1.4 million and a credit resulting from the TAC of $2.5 million. The TAC credit resulted from significantly colder weather in SJG's service area during the TAC period running from October 1, 1995 through May 31, 1996. The BPU approved the revenue reduction for the TAC credit on January 27, 1997. While customers received the credit in their bills during 1997, the earnings impact was reflected in the 1996 results of operations.

On January 27, 1997, the BPU granted SJG a base rate increase of $6.0 million based on a 9.62 percent rate of return on rate base, which included an 11.25 percent return on common equity. The majority of this increase comes from residential and small commercial customers. Part of the increase is recovered from new miscellaneous service fees which charge specific customers for costs they cause SJG to incur. Additionally, SJG is now allowed to retain the first $5.5 million of pre-tax margins generated by interruptible and off-system sales and transportation and 20 percent of pre-tax margins above that level. In 1998, this $5.5 million threshold will increase by the annual revenue requirement associated with specified major construction projects. These sharing formula improvements are expected to result in additional rate relief of approximately $0.3 million in 1998 and $1.8 million in 1999.

As part of the tariff changes approved in the rate case, SJG initiated its pilot program in April 1997, giving residential customers a choice of gas supplier. During the enrollment period, which ended June 30, 1997, nearly 13,000 residential customers applied for this service. Transportation of gas for these customers began on August 1, 1997. Participant's bills are reduced for certain cost of gas charges and applicable taxes. The resulting decrease in revenues is offset by a corresponding decrease in SJG's gas costs and taxes under SJG's BPU-approved fuel clause. The program does not affect its net income, financial condition or margins. In addition, because the program affects only

Notes to Consolidated Financial Statements, Continued
5 percent of SJG's residential customers, any reduction in revenue is not material. Also, SJG further expanded the choices available to commercial and industrial customers, including a new transportation tariff providing savings to qualified customers.

On May 5, 1997, SJG filed with the BPU to update rates related to appliance service charges, including a profit margin. The new rates are competitive with other service providers in New Jersey and are designed to increase earnings and cash flows to SJG over the current rates. The filing is pending.

On May 13, 1997, SJG filed to recover additional post-retirement benefit costs of approximately $1.3 million annually. This recovery was approved on December 17, 1997, and began January 1, 1998 (See Note 9).

On September 9, 1997, SJG filed with the BPU to adjust rates by replacing the current State Gross Receipts and Franchise Tax components with a Sales and Use Tax, a Corporation Business Tax and a Transitional Energy Facilities Assessment. The new rates became effective January 1, 1998, on an interim basis subject to refund upon final BPU order which is expected in early 1998.

On September 12, 1997, SJG made its annual LGAC, TAC and Demand Side Management Clause (DSMC) filings with the BPU for the period November 1997 through October 1998. In this filing, SJG requested an increase in the annual level of LGAC recovery of $4.7 million which is inclusive of the $1.4 million proposed decrease filed in 1996. It also requested that the 1996-1997 filing be resolved simultaneously with this filing. Both filings are still pending at the BPU.

7. Segments of Business:
Information about the Company's operations in different industry segments is presented below:

                                                Thousands of Dollars
                                              1997      1996      1995
                                            ----------------------------
Operating Revenues:
 Gas Utility Operations                     $327,548  $330,334  $282,719
 Other Industries                             22,083    27,237    23,982
                                            ----------------------------
    Total                                    349,631   357,571   306,701
 Intersegment Sales                           (1,064)   (2,113)   (2,538)
                                            ----------------------------
    Consolidated Operating Revenues         $348,567  $355,458  $304,163
                                            ============================
Operating Income:
 Gas Utility Operations                     $ 51,555  $ 49,476  $ 44,716
 Other Industries                               (942)      327       556
                                            ----------------------------
    Total                                     50,613    49,803    45,272
 Federal Income Taxes                        (10,716)  (10,155)   (8,753)
 General Corporate Expense                    (1,255)   (1,089)   (1,301)
                                            ----------------------------
    Total Operating Income                  $ 38,642  $ 38,559  $ 35,218
                                            ============================
Depreciation, Depletion and Amortization:
 Gas Utility Operations                     $ 17,867  $ 17,540  $ 16,672
 Other Industries                                 18        35        40
 Discontinued Operations                         227     3,887     4,010
                                            ----------------------------
    Total                                   $ 18,112  $ 21,462  $ 20,722
                                            ============================
Property Additions:
 Gas Utility Operations                     $ 48,533  $ 39,384  $ 40,078
 Other Industries                                141         6         1
 Discontinued Operations                           1     2,841     3,628
                                            ----------------------------
    Total                                   $ 48,675  $ 42,231  $ 43,707
                                            ============================
Identifiable Assets:
 Gas Utility Operations                     $649,113  $599,926  $549,458
 Other Industries                             11,322     8,041     5,703
 Discontinued Operations                       2,993     9,341    52,821
                                            ----------------------------
     Total                                   663,428   617,308   607,982
Corporate Assets                              23,664    67,018    11,981
Intersegment Assets                          (16,491)  (25,945)  (15,654)
                                            ----------------------------
    Total Assets                            $670,601  $658,381  $604,309
                                            ============================

Gas utility operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Other industries include the natural gas and electric acquisition and transportation service companies (See
Note 2).

Total operating revenues by industry segment include both sales to unaffiliated customers, as reported in the Company's statements of consolidated income, and intercompany sales, which are accounted for at the fair market value of the goods or services rendered.

Operating income is total revenues less operating expenses, Federal Income Taxes, and general corporate expenses, as shown on the statements of consolidated income.

Identifiable assets are those assets that are used in each segment of the Company's operations. Corporate assets are principally cash and cash equivalents, land, buildings and equipment held for corporate use.

8. Regulatory Assets and Deferred Credits - Federal and Other Taxes:
The primary asset created as a result of adopting FASB No. 109, "Accounting for Income Taxes", was income taxes - flowthrough depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented the recording of the net tax effect of excess liberalized depreciation over book depreciation on utility plant because of temporary differences for which, prior to FASB No. 109, deferred taxes had not previously been provided. These tax benefits were previously flowed through in rates. As a result of positions taken in the 1994 rate case, the amortization of the regulatory asset is being recovered through rates over an 18-year period which began in December 1994.

The ITC attributable to SJG was deferred and continues to be amortized at the annual rate of 3 percent, which approximates the life of the related assets.

Effective March 1, 1978, SJG began and continued to accrue through 1991 for Gross Receipts and Franchise Taxes (GRAFT) on current revenues rather than on the previous basis of prior period revenues. The one-time increase resulting from this change has been deferred and is being amortized on a straight-line basis to operations over a 30-year period. In June 1991, New Jersey adopted GRAFT legislation accelerating tax payments, the carrying costs on which are being recovered from ratepayers. The legislation also changed the basis of the tax to gas volumes rather than percentage of revenue (See Note 1).

9. Retirement Benefit Plans & Other:
Pensions - SJI and its subsidiaries have several defined benefit retirement plans that provide annuity payments to substantially all full-time regular employees upon retirement. The companies pay the entire cost of the plans. Approximately 53 percent of the plans' assets are invested in securities which provide for fixed income and a return of principal. The remaining assets are invested in professionally managed common stock portfolios. Net periodic pension cost, including the amortization of the cost of past service benefits over a period of approximately 30 years, included the following components:

                                                    Thousands of Dollars
                                             1997          1996         1995
                                          -------------------------------------
Service cost - benefits earned during
 the period                               $  1,960       $  1,916       $ 1,736
Interest cost on projected
 benefit obligation                          3,820          3,481         3,183
Actual return on plan assets                (6,103)        (3,336)       (3,245)
Net amortization and deferral                3,157            525           730
                                          -------------------------------------
    Net periodic pension cost             $  2,834       $  2,586      $  2,404
                                          =====================================
Assumptions as of December 31 were:
Discount rate                                 7.25%    7.25%-7.50%   7.25%-7.50%
Rate of increase in compensation levels        4.1%           4.6%          4.6%
Expected long term rate of return
 on assets                                     8.5%           8.5%          8.5%

Due to the positive performance of the capital markets in 1997, the actual return on plan assets increased significantly compared with prior years. In accordance with FASB No. 87, "Employers' Accounting for Pensions", the amounts in excess of the expected return of 8.5 percent is deferred and will be recognized over future periods.

Notes to Consolidated Financial Statements, Continued
A reconciliation of the funded status of the plans to the amounts recognized in the consolidated balance sheets is presented below:

                                                          Thousands of Dollars
                                                         1997           1996
                                                      ------------------------
Actuarial present value of plan benefits
        Vested benefits                               $ (44,885)     $ (39,078)
        Non-vested benefits                                (291)          (314)
Impact of estimated future compensation changes         (11,577)       (11,343)
                                                      ------------------------
Projected plan benefits                                 (56,753)       (50,735)
Plan assets at fair value                                46,875         40,335
                                                      ------------------------
Projected plan benefits in excess of plan assets         (9,878)       (10,400)
Unrecognized net loss                                     3,312          5,297
Unrecognized prior service costs                          3,514          2,113
Unrecognized net obligation at January 1                    430            502
                                                      ------------------------
Net Pension liability recognized in the
 consolidated balance sheet                           $  (2,622)     $  (2,488)
                                                      ========================

Postretirement Benefits Other Than Pensions - The Company and its subsidiaries provide postretirement health care and life insurance benefits to certain retired employees. Effective January 1, 1993, the Company adopted FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits, which are principally health care, on a pay-as-you-go (PAYGO) basis. The Company elected to recognize the unfunded transition obligation over a 20-year period.

The majority of the Company's costs apply to SJG, which previously recovered these costs on a PAYGO basis through its rates. As part of SJG's 1994 base rate case settlement, SJG was granted full recovery of the current service cost component of the annual cost in addition to continued recovery of PAYGO costs. The BPU also approved recovery of previously deferred 1993 and 1994 service costs over a 5-year period beginning in December 1994. Beginning in 1995, an external trust was established to fund a portion of the obligation recovered from ratepayers as a part of the BPU settlement. Gross contributions to this trust totaled $2.0 million in 1997 and $2.1 million in both 1996 and 1995. However, due to the timing of 1995 contributions, the return stated in the table below does not reflect a full year's return. SJG was also authorized to continue recording a regulatory asset for the amount by which the cost exceeded the level recovered in rates. The balance of this regulatory asset, which amounted to approximately $6.1 million at December 31, 1997, will be recovered from ratepayers over a 15-year period beginning January 1, 1998, as approved by the BPU in December 1997. At that time, the BPU also approved full recovery of the net periodic benefit costs. The additional annual recovery of approximately $1.3 million will be contributed to the external trust and provides no operating benefit to SJG except to the extent that trust income would reduce future net postretirement benefit costs (See Note 6).

A reconciliation of the accumulated postretirement benefit obligation to the amounts recognized in the Consolidated Balance Sheet is presented below:

                                                     Thousands of Dollars
                                                   1997      1996      1995
                                                 ----------------------------
Service cost - benefits earned during
 the period                                      $    994  $    930  $    878
Actual return on plan assets                         (272)     (164)      (26)
Interest cost on accumulated
 postretirement benefit obligation                  1,579     1,432     1,320
Amortization of transition obligation                 796       796       796
                                                 ----------------------------
    Subtotal                                        3,097     2,994     2,968
Other Adjustments                                       -         -    (2,690)
                                                 ----------------------------
    Net postretirement benefit costs
      as reported in the consolidated
      Financial Statements                       $  3,097  $  2,994  $    278
                                                 ============================

The amounts expensed in 1997, 1996 and 1995 were $1.5 million, $1.7 million and $1.7 million, respectively.

The following table sets forth the life and health care plans' funded status at December 31, 1997 and 1996.

Actuarial present value of accumulated postretirement benefit obligations:

                                                       Thousands of Dollars
                                                        1997           1996
                                                      -----------------------
Retirees                                              $ (5,631)      $ (4,933)
Other active plan participants                         (18,393)       (16,744)
                                                      -----------------------
Accumulated postretirement benefit obligation          (24,024)       (21,677)
Fair value of plan assets                                4,403          2,835
                                                      -----------------------
Accumulated postretirement benefit obligation
  in excess of plan assets                             (19,621)       (18,842)
Unrecognized net loss                                      701            242
Unrecognized transition obligation                      11,947         12,743
                                                      -----------------------
Postretirement benefit liability recognized in
  the consolidated balance sheet                      $ (6,973)      $ (5,857)
                                                      =======================


In 1995, the Company recalculated the net postretirement benefit cost and present value of accumulated postretirement benefit for the years 1994 and 1993 utilizing assumptions based on corrected data. The effects of the recalculation were recorded in 1995 since the changes did not materially affect previously reported net income or retained earnings.

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 1997, are as follows:
Medical and Drug - 7.4 percent for participants age 65 or older and 10.15 percent for participants under age 65 in 1997, both grading to 5.75 percent in 2008. Dental - 7.42 percent in 1997, grading to 5.75 percent in 2003. If the health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1997, would be increased by $3.4 million. The effect of this change on the sum of the service cost and interest cost would be an increase of $0.5 million. An assumed discount rate of 7.25 percent in 1997 and 7.5 percent in 1996, and an expected return on plan assets of 8.5 percent were used in determining the accumulated postretirement benefit obligation as of December 31, 1997 and 1996.

Employment Contracts - With the death of the Company's president, certain benefits became payable under the provisions of his employment contract. The total of these benefits, approximately $1.5 million, has been accrued as of December 31, 1997. Under a separate contract, life insurance proceeds of approximately $0.2 million payable to the Company were also recorded. The benefit expense is reflected in the statement of consolidated income for the year 1997 under the caption "Operation and Maintenance - Utility".

10. Financial Instruments:
Long-Term Debt - The fair values of the Company's long-term debt, including current maturities, as of December 31, 1997 and 1996, are estimated to be $205.8 million and $166.6 million, respectively (carrying amounts $185.4 million and $156.3 million, respectively). They are estimated based on the interest rates available to the Company at each respective year end for debt with similar terms and remaining maturities. The Company retires higher cost debt whenever it is cost effective to do so with in the constraints of the respective debt covenants.

Other Financial Instruments - The carrying amounts of the Company's other financial instruments approximate their fair values at December 31, 1997 and 1996.

11. Unused Lines of Credit and Compensating Balances:
Unused lines of credit available at December 31, 1997, were approximately $84.1 million. Borrowings under these lines of credit are at market rates. The weighted cost of such borrowings, which usually changes each business day, approximated 6.06 and 5.85 percent at December 31, 1997 and 1996, respectively. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

12. Retained Earnings:
There are certain restrictions under various loan agreements as to the amount of cash dividends or other distributions that may be paid on the Common Stock of SJG. The Company's aggregate equity in its subsidiaries' retained earnings which is free of these restrictions was approximately $47.1 million as of December 31, 1997.

13. Commitments and Contingencies:
Construction Commitments - The estimated cost of construction and environmental remediation programs of SJI and its subsidiaries for the year 1998 aggregates $63.9 million and, in connection therewith, certain commitments have been made.

Gas Supply Contracts - SJG, in the normal course of conducting business, has entered into long-term contracts for natural gas supplies, firm transportation, and gas storage service. The earliest expiration of any of the gas supply contracts is 1999. All of the transportation and storage service agreements between SJG and its interstate pipeline suppliers are provided under Federal Energy Regulatory Commission (FERC) approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to its suppliers for all of these services is approximately $4.6 million per month which is recovered on a current basis through the LGAC.

Pending Litigation - The Company is subject to claims which arise in the ordinary course of its business and other legal proceedings. A group of Atlantic City casinos filed a petition with the BPU on January 16, 1996, alleging overcharges of over $10.0 million, including interest. Management believes that charges to the casinos were based on applicable tariffs and that the casinos were not qualified under less expensive rate schedules, as claimed. Management believes that the ultimate impact of these actions will not materially affect the Company's financial position, results of operations or liquidity.

Environmental Remediation Costs - The Company incurred and recorded certain costs for environmental remediation of sites where SJG or predecessor companies operated gas manufacturing plants. SJG terminated manufactured gas operations at all sites more than 35 years ago. SJI and certain of its nonutility subsidiaries have also recorded costs for environmental remediation of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

Since the early 1980s, the Company has recorded environmental remediation costs of $96.2 million, of which $39.2 million was expended as of December 31, 1997. The Company, with the assistance of an outside consulting firm, estimates that total future expenditures to remediate SJG's sites will range from $52.4 million to $165.6 million. The lower end of this range was recorded as a liability and is reflected on the consolidated balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities". Recorded environmental remediation costs of SJG do not directly affect earnings because those costs are deferred and, when expended, recovered through rates over 7-year amortization periods as authorized by the BPU. Amounts accrued for future expenditures were not adjusted for future insurance recoveries, which management is pursuing. SJG received $4.2 million of insurance recoveries as of December 31, 1997. SJG first used these proceeds to offset legal fees incurred in connection with those recoveries and used the excess to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual expenditures could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site specific requirements.

The major portion of recorded environmental costs relate to the cleanup of SJG's former gas manufacturing sites. SJG recorded $90.2 million for the remediation of these sites, of which $37.8 million was expended through December 31, 1997. As a result of the 7-year RAC recovery mechanism, SJG does not expense environmental remediation costs when incurred and defers costs to be recovered. SJG has two regulatory assets associated with environmental cost. The first regulatory asset is titled "Environmental Remediation Cost: Expended - Net". These expenditures represent actual cost incurred to remediate former gas manufacturing plant sites. These costs meet the requirements of FASB No. 71, "Accounting for the Effects of Certain Types of Regulation". The BPU allowed recovery of these expenditures through July 1995 and petitions to recover these costs through July 1997 are pending (See Note 6).

The other regulatory asset titled "Environmental Remediation Cost: Liability for Future Expenditures" relates to estimated future expenditures determined under the guidance of FASB No. 5, "Accounting for Contingencies". This amount, which relates to former manufactured gas plant sites was recorded as a deferred debit with the corresponding amount reflected in Current Liabilities and Deferred Credits and Other Non-Current Liabilities, as appropriate. The deferred debit is a regulatory asset under FASB No. 71, because the BPU's intent, as evidenced by its current practice, is to provide recovery sufficient to recover the deferred costs after they are expended.

SJG files with the BPU to recover these costs in rates through its RAC. The BPU has consistently allowed the full recovery over 7-year periods, and SJG believes this will continue. As of December 31, 1997, SJG's unamortized remediation expenditures of $21.0 million are reflected on the balance sheet under the caption "Regulatory and Other Non-Current Assets". Since BPU approval of the RAC mechanism in August 1992, SJG recovered $12.6 million through rates as of December 31, 1997 (See Note 6). With Morie's sale, EMI assumed responsibility for environmental liabilities which are currently estimated to range between $2.8 million and $15.5 million. The information available on these sites is sufficient only to establish a range of probable liability and no point within the range is more likely than any other, therefore, EMI continues to accrue the lower end of the range. The 1997 increase in the accrual of $0.8 million, $0.5 million after taxes, is included in the consolidated income statement under the caption "(Loss) Income from Discontinued Operations - Net".

As a result of additional testing performed during 1997, both SJI and the discontinued operations of SJF have also estimated their potential exposure for the future environmental remediation of four sites where fuel oil operations were conducted years ago. Estimates for SJI's site range between $0.3 million and $1.1 million while SJF's estimated liability ranges from $1.5 million to $4.2 million for the remaining three sites. The lower end of these ranges were recorded and are reflected in Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 1997. SJI's charge is included in the statement of consolidated income as operating expense while SJF's charge is reflected under the caption "(Loss) Income from Discontinued Operations - Net" (See Note 2).


MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The management of South Jersey Industries, Inc. is responsible for the integrity and objectivity of the Company's financial statements and related disclosures. These statements and disclosures were prepared using management's best judgment and are in conformity with generally accepted accounting principles.

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


QUARTERLY FINANCIAL DATA
The summarized quarterly results of operations of the Company, in thousands except for per share amounts, for 1997 and 1996 are presented below:

                                   1997 Quarter Ended                     1996 Quarter Ended
                        --------------------------------------  --------------------------------------
                        March 31   June 30  Sept. 30  Dec. 31   March 31  June 30   Sept. 30  Dec. 31
                        --------------------------------------  --------------------------------------
Operating Revenues:     $131,403  $ 62,312  $ 54,151  $100,701  $149,960  $ 59,325  $ 44,856  $101,317
                        --------------------------------------  --------------------------------------
Operating Expenses:
 Operation and
  Maintenance Including
  Fixed Charges           94,802    56,666    57,532    79,981   108,678    56,638    47,326    80,456
 Federal Income Taxes      8,374       338    (2,071)    4,075     9,180      (935)   (2,021)    3,931
 Gross Receipts &
  Franchise and
  Other Taxes             13,179     5,306     3,173     8,783    15,291     5,546     3,437     9,666
                        --------------------------------------  --------------------------------------
Income (Loss) from
 Continuing Operations    15,048         2    (4,483)    7,862    16,811    (1,924)   (3,886)    7,264

Discontinued
 Operations - Net           (147)     (173)     (284)   (2,029)   (1,585)    1,157     1,532    11,129
                        --------------------------------------  --------------------------------------
Net Income (Loss)
 Applicable to
 Common Stock           $ 14,901  $   (171) $ (4,767) $  5,833  $ 15,226  $   (767) $ (2,354) $ 18,393
                        ======================================  ======================================
Earnings (Loss)
 Per Common Share
 (Based on Average
 Shares Outstand.):(1)
  Continuing
   Operations           $   1.39  $   0.00  $  (0.42) $   0.73  $   1.57  $  (0.18) $  (0.36) $   0.67
  Discontinued
   Operations              (0.01)    (0.02)    (0.02)    (0.19)    (0.15)     0.11      0.14      1.04
                        --------------------------------------  --------------------------------------
  Earnings (Loss) Per
   Common Share         $   1.38  $  (0.02) $  (0.44) $   0.54  $   1.42  $  (0.07) $  (0.22) $   1.71
                        ======================================  ======================================
Average Shares
 Outstanding              10,760    10,762    10,763    10,767    10,724    10,728    10,732    10,745

(1) The sum of the quarters for 1997 does not equal the year's total due to rounding.
NOTE: Because of the seasonal nature of the business, statements for the 3-month periods are not indicative of the results for a full year.


MARKET PRICE OF COMMON STOCK AND RELATED INFORMATION


                 Market Price                                         Market Price
                 Per Share          Dividends                         Per Share          Dividends
Quarter Ended    ----------------   Declared         Quarter Ended    ----------------   Declared
1997             High     Low       Per Share        1996             High     Low       Per Share
-------------    -------  -------   ---------        -------------    -------  -------   ---------
March 31         24 7/8   21 3/8    $0.36            March 31         23 1/2   20 7/8    $0.36
June 30          23 3/8   21        $0.36            June 30          23 3/4   21 1/4    $0.36
Sept. 30         25 3/16  22 3/8    $0.36            Sept. 30         24       20 1/8    $0.36
Dec. 31          30 1/2   24 5/16   $0.36            Dec. 31          24 5/8   23        $0.36


These quotations are based on the list of composite transactions of the New York Stock Exchange. The Company's stock is traded on the New York and Philadelphia stock exchanges and the ticker symbol is SJI. The Company has declared and expects to continue to declare regular quarterly cash dividends. As of December 10, 1997, the latest available date, the stock records indicate that there were 11,429 shareholders.


SOUTH JERSEY GAS COMPANY COMPARATIVE OPERATING STATISTICS

                                1997      1996      1995      1994      1993
                             ------------------------------------------------
Operating Revenues
 (Thousands): (1)
Firm
 Residential                 $176,717  $177,673  $151,720  $151,857  $142,409
 Commercial                    60,418    70,755    58,135    61,848    57,392
 Industrial                     5,535     7,540     6,014     8,349    13,609
 Cogeneration &
   Electric Generation          5,249    16,173    15,725    19,301    23,726
 Firm Transportation           15,966    10,473    13,930    18,092    13,746
                             ------------------------------------------------
    Total Firm                263,885   282,614   245,524   259,447   250,882
Interruptible                   6,085     7,256     6,786     6,610    11,299
Interruptible
  Transportation                3,507     2,630     2,778     2,985     2,412
Off-System                     39,403    28,236    20,360    38,161     8,788
Capacity Release & Storage      8,533     4,349     3,374         2         -
Other                           6,135     5,249     3,897     4,254     4,200
                             ------------------------------------------------
    Total Operating Revenues $327,548  $330,334 $ 282,719  $311,459  $277,581
                             ================================================

Throughput (MMcf):
Firm
Residential                    19,955    21,699    19,573    19,543    19,368
 Commercial                     8,067    10,117     8,945     9,276     9,182
 Industrial                       733     1,238     1,016     1,364     2,599
 Cogeneration &
   Electric Generation          1,230     5,180     4,860     5,384     6,741
 Firm Transportation           20,196    12,969    14,417    14,401    10,194
                             ------------------------------------------------
    Total Firm Throughput      50,181    51,203    48,811    49,968    48,084
Interruptible                   1,345     1,618     1,843     1,810     3,105
Interruptible Transportation    7,586     5,422     5,888     5,424     4,328
Off-System                     14,462     8,571     9,590    16,840     3,563
Capacity Release & Storage     36,382    25,460    25,915        46         -
                             ------------------------------------------------
    Total Throughput          109,956    92,274    92,047    74,088    59,080
                             ================================================
Number of Customers at
  Year End: (2)
 Residential                  242,132   236,008   230,446   224,394   218,484
 Commercial                    18,037    17,469    17,179    16,615    16,206
 Industrial                       398       397       397       397       377
                             ------------------------------------------------
Total Customers               260,567   253,874   248,022   241,406   235,067
                             ================================================
Maximum Daily Sendout (MMcf)      355       325       335       370       318
                             ================================================
Annual Degree Days              4,829     5,175     4,865     4,820     4,953
                             ================================================
Normal Degree Days (3)          4,953     4,928     4,936     4,911     4,895
                             ================================================

(1) Before the elimination of intercompany sales.
(2) 1996 has been restated.
(3) Average degree days recorded in SJG service territory during 20-year period ended June 30 of prior year.

South Jersey Industries, Inc.

Board Of Directors

Anthony G. Dickson
Director since 1995, Age 49 3, 4, 6
President, New Jersey Manufacturers Insurance Company and New Jersey Re-Insurance Company, West Trenton, N.J.

Richard L. Dunham
Director since 1984, Age 68 3, 5*
Chairman of the Board and Acting Chief Executive Officer of SJI; former Chairman of Zinder Companies, Inc., an economic and regulatory consulting firm, Washington, D.C.; former Chairman of the Federal Power Commission (now the Federal Energy Regulatory Commission), Washington, D.C.

W. Cary Edwards
Director from April 1990 to January 1993 and September 1993 to present, Age 53 2, 4
Partner, law firm of Edwards, Caldwell & Poff, Hawthorne, N.J.

Thomas L. Glenn, Jr.
Director since 1986, Age 63 3, 4*, 5, 6
Chairman, Glenn Insurance, Inc., Absecon, N.J.

Herman D. James, Ph.D.
Director since 1990, Age 54 1, 6
President, Rowan University, Glassboro, N.J.

Clarence D. McCormick
Director since 1979, Age 68 2*, 3*, 5
Chairman and CEO of The Farmers and Merchants National Bank of Bridgeton, N.J. and Chairman and President of Southern Jersey Bancorp of Delaware, Bridgeton, N.J.

Peter M. Mitchell, Ph.D.
Director since 1981, Age 63 1, 2, 5, 6*
President, Massachusetts Maritime Academy, Buzzards Bay, Mass.

Frederick R. Raring
Director since 1995, Age 60 1, 4
President, Seashore Supply Company, Atlantic City, N. J.

Shirli M. Vioni, Ph.D.
Director since 1983, Age 57 1*, 2
President, Billings-Vioni Management Associates, Gahanna, Ohio

1       Audit Committee
2       Compensation/Pension Committee
3       Corporate Development Committee
4       Environmental Committee
5       Executive Committee
6       Nominating Committee
*       Committee Chair


South Jersey Industries, Inc.
Officers
Richard L. Dunham
Chairman of the Board and Acting Chief Executive Officer

Charles Biscieglia
Vice President

David A. Kindlick
Vice President

Joseph E. McCullough
Vice President

George L. Baulig
Secretary and Treasurer

William J. Smethurst, Jr.
Assistant Secretary and Assistant Treasurer

                               Back Cover - Inside

SJI Corporate Headquarters
1 South Jersey Plaza
Folsom, NJ 08037-9917
(609) 561-9000
TDD only 1-800-547-9085
www.sjindustries.com

Transfer Agent and Registrar
First Union National Bank of North Carolina
Corporate Trust Client Services NC 1153
1525 West W. T. Harris Blvd. 3C3
Charlotte, NC 28288-1153

Dividend, Dividend Reinvestment and Other Shareholder Inquiries
South Jersey Industries, Inc.
Shareholder Records Department
609-561-9000 ext. 4238 or 4321

Investor Relations
Stephen H. Clark, Manager
609-561-9000 ext. 4260
www.sjindustries.com


Annual Meeting Information
The Annual Meeting of Shareholders will be held Thursday, April 23, 1998, at 10 a.m. at the company's corporate headquarters.

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


                              Back cover - Outside

South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, New Jersey 08037-9917