Form 10-K, Exhibit 13
period 1998-12-31
SOUTH JERSEY INDUSTRIES INC
filed 1999-03-29
CIK 91928

Exhibit 13



                          SOUTH JERSEY INDUSTRIES, INC.

                               1998 ANNUAL REPORT

                        "PARTNERS IN POWERING THE FUTURE"






                                 - Front Cover -


Company Profile

     South Jersey Industries, Inc. is an energy services holding company. South Jersey Gas Company, SJI's principal subsidiary, is a regulated natural gas distribution utility supplying natural gas and transportation services to residential, commercial and industrial customers in southern New Jersey. Gas Company also sells natural gas to wholesale customers in the interstate market and provides appliance repair warranties through its Service Sentry program. South Jersey Energy Company markets total energy management services, including natural gas, electricity, demand-side management and consulting services throughout the eastern United States. SJ EnerTrade, a subsidiary of Energy Company, is a wholesale natural gas asset manager and marketer serving the mid-Atlantic and southern regions of the country.

Table of Contents

        1       Financial Highlights

        2       Letter to Shareholders

        4       The Power of Partnerships

        6       Alliances with Energy Peers

        8       Customer Relationships

        10      Community Relationships

        12      Management's Discussion

        16      Consolidated Financial Statements

        20      Notes to Consolidated Financial Statements

        26      Quarterly Financial Data

        27      Comparative Operating Statistics

        28      SJI Directors and Officers


South Jersey Gas Company's Service Area


Corporate Headquarters             Folsom, NJ
  South Jersey Industries, Inc.
  South Jersey Gas Company
  South Jersey Energy Company

SJG Divisions                      Waterford, NJ
                                   Glassboro, NJ
                                   Pleasantville, NJ
                                   Swainton, NJ

SJG Gas Advantage Stores           Glassboro, NJ
                                   Northfield, NJ


    This report contains certain forward-looking statements concerning projected, future financial performance, future operating performance, future plans and courses of action and future economic conditions. All statements in this report other than statements of historical fact are forward-looking statements. These forward-looking statements are based upon management's expectations and beliefs concerning future events impacting the company and involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements.

     A number of factors could cause the company's actual results to differ materially from those anticipated, including but not limited to the following: general economic conditions on an international, federal, state and local level; weather conditions in the company's marketing areas; regulatory and court decisions; competition in the company's regulated and deregulated activities; the availability and cost of capital; the company's ability to maintain existing and/or establish successful new alliances and joint ventures to take advantage of marketing opportunities; costs and effects of unanticipated legal proceedings; Year 2000 related costs or operating problems and environmental liabilities; and changes in business strategies.

                            - Inside Front Cover -


1998 Highlights
Five-Year Summary of Selected Financial Data
(In Thousands Where Applicable)


                                                        South Jersey Industries, Inc. and Subsidiaries
                                                                     Year Ended December 31,

                                                     1998        1997        1996        1995        1994
                                                   --------    --------    --------    --------    --------
Operating Results:
  Operating Revenues:
    Utility                                        $298,038    $327,477    $329,295    $280,233    $298,030
    Nonutility                                      152,208      21,090      26,163      23,930      31,692
                                                   --------    --------    --------    --------    --------
      Total Operating Revenues                     $450,246    $348,567    $355,458    $304,163    $329,722
                                                   ========    ========    ========    ========    ========

  Operating Income                                  $36,085     $38,642     $38,559     $35,218     $27,766
                                                   ========    ========    ========    ========    ========

  Income Applicable to Common Stock:
    Continuing Operations (1)                       $13,816     $18,429     $18,265     $14,874     $10,209
    Discontinued Operations - Net (2)                (2,830)     (2,633)     12,233       2,769       2,170
                                                   --------    --------    --------    --------    --------
      Net Income Applicable to Common Stock         $10,986     $15,796     $30,498     $17,643     $12,379
                                                   ========    ========    ========    ========    ========

Total Assets                                       $748,095    $670,601    $658,381    $604,309    $571,095
                                                   ========    ========    ========    ========    ========

Capitalization:
  Common Equity                                    $169,234    $173,499    $172,731    $157,297    $154,972
  Preferred Stock and Securities of Subsidiary       37,134      37,224       2,314       2,404       2,494
  Long-Term Debt                                    194,710     176,360     149,736     168,721     153,086
                                                   --------    --------    --------    --------    --------

      Total Capitalization                         $401,078    $387,083    $324,781    $328,422    $310,552
                                                   ========    ========    ========    ========    ========

Ratio of Earnings from Continuing Operations
 to Fixed Charges (Before Income Taxes)                2.15        2.44        2.40        2.16        2.02
                                                   ========    ========    ========    ========    ========

Earnings Applicable to Common Stock
 (Based on Average Shares):
  Continuing Operations (1)                           $1.28       $1.71       $1.70       $1.39       $1.00
  Discontinued Operations - Net (2)                   (0.26)      (0.24)       1.14        0.26        0.21
                                                   --------    --------    --------    --------    --------
      Earnings per Common Share                       $1.02       $1.47       $2.84       $1.65       $1.21
                                                   ========    ========    ========    ========    ========

Return on Average Common Equity (3)                    8.06%      10.65%      11.07%       9.53%       6.91%
                                                   ========    ========    ========    ========    ========

Share Data:
  Number of Shareholders                               10.4        11.4        12.1        12.9        14.0
  Average Common Shares                              10,776      10,763      10,732      10,720      10,258
  Common Shares Outstanding at Year End              10,779      10,771      10,757      10,722      10,715
  Dividend Reinvestment and Stock Purchase Plan:
  Number of Shareholders                                5.5         6.0         6.1         6.5         6.6
    Number of Participating Shares                    1,371       1,440       2,845       2,932       2,941
  Book Value at Year End                             $15.70      $16.11      $16.06      $14.67      $14.46
  Cash Dividends Declared                             $1.44       $1.44       $1.44       $1.44       $1.44
  Market Price at Year End                         $26 3/16    $30 5/16     $24 3/8     $23 1/8     $18 1/8
  Dividend Payout:
    From Continuing Operations                        112.7%       84.1%       84.6%      103.8%      141.5%
    From Total Net Income                             141.2%       98.1%       50.7%       87.5%      116.7%
  Market Price to Book Value                          166.8%      188.2%      151.8%      157.6%      125.3%
  Price Earnings Ratio (3)                            20.46       17.73       14.34       16.64       18.13


(1)  Included in 1994 is the negative impact of a $3.5 million Customer Refund Obligation ordered by the BPU which reduced 1994 earnings by $2.3 million, or $0.22 per share.
(2)  Represents discontinued business segments: sand mining and distribution operations which were sold in
     1996, construction operations which were sold in 1997 and fuel oil operations with related environmental liabilities (See Note 3 to Consolidated Financial Statements).
(3)  Calculated based on Income from Continuing Operations.

To Our Shareholders

     SJI's net income from continuing operations was down approximately 25% from last year. The primary reason for the lower earnings was less natural gas consumption due to weather that was approximately 15% warmer than in 1997. In 1998, New Jersey experienced its warmest year on record. A comparison of net income and earnings per share is as follows:

* SJI's net income from continuing operations was $13.8 million for 1998, compared with $18.4 million in 1997.

* Earnings per share from continuing operations were $1.28, compared with $1.71 in the previous year.

* SJI's consolidated net earnings, including discontinued operations, amounted to $11.0 million for 1998, compared with $15.8 million in 1997.

* Earnings per share, including discontinued operations, were $1.02 and $1.47 for 1998 and 1997, respectively.

     To create greater earnings stability and minimize the effect of temperature fluctuations, we pursued a change to our Temperature Adjustment Clause. The new format, approved by state regulators in October, will significantly reduce variations in customers' bills and in SJI's weather-related earnings in 1999 and thereafter. This is one of several important strategic initiatives we set out to accomplish in 1998 to improve customer service, our competitive position and bottom-line results.

Our Vision: Partners in Powering the Future

     1998 was an exciting year of transition for SJI. We restructured our senior management group to address the changing marketplace and dedicated substantial time and attention to improving customer relations through teamwork. We're working hard to become FedEx fast and Disney friendly. To compete more effectively, we reassessed our business lines, acquired necessary planning and marketing expertise and introduced products and services our customers need and want. We offer these products and services through either our regulated or unregulated businesses based on customer recognition and profitability.
We believe partnerships with shareholders, customers, employees, energy industry peers, and the communities we serve are critical to our success. The theme of our report, Partners in Powering the Future, reflects our commitment to collaboration, alliances, customer-focused programs and community involvement through relationships grounded in trust and common purpose. As the only investor-owned energy company based in southern New Jersey, our goal is to establish SJI as a preferred energy partner by proactively managing our customers' energy needs through the design, development and delivery of innovative energy solutions. We take great pride in our commitment to regional development and the renaissance currently underway in Atlantic City.

Initiatives in the Deregulated Marketplace

     New Jersey is on the forefront of energy deregulation in the nation, with a new law to complete natural gas industry deregulation and begin electric industry restructuring. Electricity consumers will have their choice of suppliers, and services such as meter reading and billing will become competitive. We've worked tirelessly to help mold legislation that is equitable, balanced, and free of artificial barriers to competition.

     Deregulation in this and other industries has reinforced our belief that our attention and resources should be directed at our primary area of expertise -- energy and energy-related products and services. Having the organizational agility and foresight to be one step ahead of our competitors is also critical. Fulfilling customers' energy needs using a one-stop shopping approach through the SJI family of companies is what customers want and what we can now deliver. We've made customer satisfaction our top priority, modifying our approach, systems and thinking to create the flexibility necessary to fill their needs. Our business allies help us provide a full range of products without a large capital investment. In 1998, we partnered with New Jersey Resources Corporation, Conectiv Solutions, and Energy East Corporation. Through these alliances we now maximize certain gas supply portfolio assets, deliver efficient meter reading services and provide retail electricity and energy management services. These partnerships generate new revenues, improve service to customers and position us for future opportunities.

     In pursuit of our new direction, we exited unprofitable segments of our unregulated business. We restructured other segments to ensure their profitability and consistency with the moderate risk tolerance appropriate for SJI. We will evaluate all prospective ventures using similar criteria.

     During the year, we established an SJI Energy Management Division which has two primary functions. One is to identify, design and develop consumer products and services along with the best delivery method; and the other ensures the most effective management of SJI's valuable energy assets.

     Despite financial results severely impacted by the warmest weather ever recorded in New Jersey, we see 1998 as a year of great accomplishment. We are confident that we have laid the groundwork for success through a series of calculated actions which align the expectations of shareholders, management, the board and other key stakeholders.

     Our employees have displayed a willingness to change as the times demand, and an energy and enthusiasm to see critical activities through to successful conclusions. All of us are committed to a sustained improvement to your investment. We thank you for your confidence and continued support.


Richard L. Dunham
Chairman of the Board
February 17, 1999

Charles Biscieglia
President and CEO

The Power of Partnerships

     A handshake. The moment that defines the spirit of cooperation between partners, stirring vivid images of collaboration, trust, synergy, loyalty. Allies who each have something valuable to contribute to each other. Partners in powering a future filled with endless possibilities for success.

     At South Jersey Industries, Inc., we know our future is full of endless possibilities. Our business provides us with many opportunities to form partnerships of all types. We place high value on these relationships because we believe they play an increasingly important role in our success. Consistent with this belief, we formulated and implemented strategic initiatives designed to improve the value of our shareholders' investment. We have always worked hard to provide vital services for our customers and the communities we serve. Operating in harmony with a vision and values that reflect realistic and achievable aspirations helps us strengthen our relationships with key stakeholders. Our ability to remain a constant, reliable source of energy and related services through changing times will be the driving force in powering future accomplishments. In our judgment, success is measured by how well you meet or exceed the expectations of stakeholders. These expectations are closely linked to and reflected in our vision, mission and corporate values statements.

Our Vision

     SJI aspires to be an energy industry leader serving the collective good of its shareholders, customers and employees. We will achieve our vision through entrepreneurial leadership, strategic alliances, and an empowered employee base. Our focus is on growth, innovation and service. Our goal is to be the energy company of first choice for investors, customers and employees.

Our Mission

     Our mission is maximizing long-term shareholder value by improving the growth component of our stock and providing returns that exceed opportunities defined by traditional regulation. We accomplish our business objectives through the pursuit of our vision as a value-added provider of energy services and products for our customers. We create value through customer-focused energy solutions which are competitively priced, innovative and of high quality.

Our Values

     SJI values its commitment to all of its stakeholders: shareholders, employees, customers and the community. We will live up to our commitment through innovation, performance, integrity, the highest standards of safety and respect.

Challenges of Deregulation

     As the national trend toward deregulating the energy industry unfolds, maintaining and advancing the competitive edge of SJI and its subsidiaries remains a top priority. Our industry and those who will determine the future forms of a competitive energy sector must learn from the experiences of others that have seen the deregulation process through to conclusion. Regulators will need to approach each opportunity thoughtfully -- ensuring that the desired results for energy consumers are balanced with the impacts on utility companies, their employees, suppliers and the communities where they live, work and contribute to the quality of life. The energy industry will change and we are changing with it; traditional regulation will be replaced, at least in part, with the opportunities and risks of competition. We welcome these challenges. Because of the changes we made in 1998, we believe our companies are solidly situated to compete in both regulated and deregulated arenas.

     "Over the last two years, South Jersey Gas Company has become a very user-friendly company and one of our greatest allies. Their response to questions and concerns is faster than we've ever seen in the past. The energy industry is competitive, and this is a company that wants to succeed in working with you."

                                          Max Murasky, Senior Purchasing Agent,
                                          Mannington Mills, Inc.


     "The alliance and joint venture between our two companies combines the electric wholesale and retail capabilities of NYSEG Solutions and the market presence and brand recognition of South Jersey Energy Company to form a dominant electric supplier in the New Jersey electric market. This type of joint venture brings together the components that are required to be successful in the new, competitive electric retail market."

                                          Carl A. Taylor,
                                          President of NYSEG Solutions, Inc.

     "A local United Way is only as strong as the companies that support it. The United Way of Atlantic County is viewed as a very strong organization and much of that strength can be attributed to the role South Jersey Gas plays in our success. South Jersey Gas Company not only provides outstanding corporate and employee financial support, but they allow their employees the luxury of volunteering their time and talents. We have been very fortunate to have some great SJG volunteers in key leadership roles for our organization."

                                          Scott Ferguson, Executive Director,
                                          United Way of Atlantic County

Alliances With Energy Peers

     1998 was a year of transition for SJI. Following the divestiture of our non-energy related businesses in 1997, we began refocusing on building upon our strengths and expertise in the energy field. We made the transition from a diversified company to one concentrating on energy and energy-related products and services. As part of this change, we seek alliances that allow us to offer competitive, income-producing services with modest capital investment. As we move into the next millennium we expect to gain a competitive edge through these partnerships and the menu of expanded products and services that we will offer our customers.

     SJI's family of companies are particularly attractive as potential partners due to our growing service territory and tremendous brand equity within the geographic region we serve. These attributes are strong complements to the resources or experiences of our current and potential allies. Deregulation has stimulated the formation of alliances and we will undoubtedly see more of these creative ventures as energy competition continues to unfold.

     We have supported legislation that ultimately challenges all market players to create a business environment fostering economic growth, environmental sensitivity, safe and reliable energy service, and most importantly customer choice. We believe the new energy law should pave the way for a better industry and a better New Jersey. We responded to earlier federal deregulation and anticipated deregulation at the state level by involving all of SJI's subsidiaries in alliances at some level. Our 4-year venture with Union Pacific Fuels remains strong and profitable. In 1998, we entered into three more alliances in our ongoing effort to bring high quality energy-related products and services to the marketplace.

     We are seeking alliances that allow us to offer competitive, income-producing services with modest capital investment. As we move into the next millennium we expect to gain a competitive edge through these partnerships and the menu of expanded products and services that we will offer our customers.

Gas Supply

     South Jersey Gas Company and New Jersey Natural Gas Company of Wall, New Jersey formed a unique alliance to create new marketing opportunities by pooling each company's gas supply portfolio assets. This partnership allows the companies to work jointly on interstate pipeline transactions to increase operational efficiencies and enhance profitability. Each company's customers and shareholders benefit from lower gas costs and incremental revenue opportunities. Gas Company and NJNG officials believe the alliance is the first of its kind among New Jersey's utilities. The two companies also embarked on a joint purchasing arrangement for needed materials, supplies and facilities, resulting in reduced unit costs for these items.

Meter Reading/Customer Account Services

     SJI and Conectiv Solutions of Wilmington, Delaware, created a joint venture to provide meter reading services in southern New Jersey. As equal venture partners they established a new company, Millennium Account Services, LLC. In January 1999, Millennium launched joint meter reading services in the Cape May County, New Jersey area. Initially, meter readers from Conectiv and Gas Company are performing the service for the new company. Utility customers benefit from reduced meter reading costs while the LLC generates incremental income for the two partners. Millennium's prospective target market is the mid-Atlantic region, and the company may eventually provide a variety of customer account services including meter services, billing and remittance processing. Deregulation in the energy industry will open to competition many services traditionally provided by utility monopolies. Under the new law, customer account services could become competitive within the year. In forming Millennium, we anticipated these changes and are prepared to compete in these emerging service markets.

Retail Electricity and Energy Management

     South Jersey Energy Company and NYSEG Solutions Inc., a subsidiary of Energy East Corporation of Binghamton, New York, announced plans to form a jointly owned limited liability company to market retail electricity and energy management services. The alliance anticipates significant efficiencies and expanded service capabilities for both companies as the electric industry restructures.

     This partnership combines Energy Company's strong regional presence, brand recognition, marketing and sales expertise with NYSEG Solutions' electric trading and retail sales experience. Together, we will provide energy to retail customers at competitive prices, along with a broad range of value-added services. The new company creates a seamless electric distribution network for targeted customers in New Jersey, Pennsylvania, Maryland, Delaware, Washington, D.C. and Virginia providing creative, client-specific solutions through superior products and services. The alliance facilitates SJI's plan to move away from the wholesale electric trading business and toward the retail sector.

     SJI management and employees are dedicated to maximizing long-term value for shareholders through growth and profits. We add value for customers by anticipating and effectively fulfilling their needs. Through strategic partnerships we advance our objectives.

Customer Relationships

     The most powerful partnerships for SJI's future are the long-term relationships we enjoy with our customers. We redefined and broadened our customer approach during the year. Our aim is to serve our customers' total energy needs and to manage customer relationships through continuous, personalized attention. By meeting often with key customer contacts and listening to their plans and concerns, we can better anticipate their needs and offer products and services which exceed their expectations.

     The success of this approach was demonstrated in 1998 as we amicably settled a $10 million claim by eight casino customers who believed we served them under a less-than-optimal rate schedule. Under the settlement's terms, Gas Company agreed to file an amended rate schedule which would improve the quality of service to casinos during cold weather. Most importantly, we approached these negotiations with a desire to understand and meet the needs of a valuable customer group. As a byproduct, we gained a stronger relationship with these key stakeholders. No doubt, this approach aided Energy Company in securing a 5-year contract to manage the gas supply function for these Atlantic City casinos.

Team Approach to Marketing and Customer Relationships

     SJI employs a team approach to customer relationship marketing, bringing a broad portfolio of services to our large customers. To facilitate this approach, we recently consolidated and restructured the marketing function at the SJI level. Unifying our marketing efforts under the SJI brand, provides customers with a one-stop shopping approach and an array of energy options. This approach also advances the opportunity to grow revenues and income for Gas Company and Energy Company.

     The SJI approach situates Energy Company as the primary sales vehicle for new energy products and services in the residential, commercial and industrial sectors. Energy Company will use its expertise and that of its partners to deliver effective energy solutions to customers. This strategy capitalizes on internal strengths and seeks external expertise in selected arenas without the need for extraordinary capital investment.

     Energy Company's products and services include retail electricity, natural gas and unique items like a WeatherProof utility bill providing customers with a guaranteed price regardless of the weather. Our menu of products and services includes HVAC consultation, consolidated billing, comprehensive energy analyses, wholesale natural gas and demand-side management. These offerings simplify the complexities of energy deregulation and save customers money. Presently, Energy Company is southern New Jersey's leading residential natural gas marketer and with its partners, successfully manages gas supplies for major utilities in the Northeast, and other large customers.


     Although large volume customers comprise less than 1% of Gas Company's clients, they contribute over half its annual throughput. In recognition of their importance, SJI's CEO and senior management team met with them to reaffirm long-standing relations and renew dormant ones. These efforts, which will be ongoing, cultivated win-win opportunities, as many customers increased firm usage contracts with Gas Company and selected Energy Company to manage their energy needs.

New Initiatives Implemented in 1998

     SJI's plan to stabilize earnings and help secure its stock yield component improved dramatically in 1998. In October, the Board of Public Utilities approved an adjustment to Gas Company's Temperature Adjustment Clause which more closely aligns revenues to normal temperatures. Consequently, Gas Company will be compensated in warm winters and customers will be better insulated from the financial impact of colder weather. Gas Company maintained its dedication to cost control and accelerated its efforts to grow revenues and income. In doing so, we have taken a fresh look at our residential customers' needs. The year's most significant marketing efforts were aimed at expanding home appliance service programs, including our Service Sentry warranty plans. To generate sales, we executed a diversified marketing blueprint, including a creative employee incentive plan. Enrollment in Service Sentry increased by 64% in less than 9 months producing additional revenues for Gas Company. We will continue to capitalize on consumer confidence in our company's service expertise to increase enrollment in warranty programs and hourly billing revenues.

     Natural gas conversions from other fuels also remains a profitable niche due to high returns and generally, low capital investment requirements. This year, we accomplished our first direct-marketing effort, targeting non-gas homes situated near gas mains. Following closely was a mass marketing campaign directed at all potential conversion customers. Together, these programs helped promote strong growth for Gas Company, which added approximately 2,900 new natural gas customers to its steadily expanding energy family.

     In July, Gas Company's customer choice program expanded to a new maximum level of 25,000 participants. At year end, 17,310 customers had enrolled. We have asked the Board of Public Utilities to open the program to all of our customers in 1999. Acquiring customers at a steady pace, Energy Company extended its leadership position and now represents 10,667 of the 17,310 currently participating.

Ready for the Millennium

     In 1997, SJI began planning the remediation necessary to ensure its critical systems will be Y2K ready. We will complete programming changes in the first quarter of 1999, providing the rest of 1999 for testing. SJI is confident in Gas Company's ability to provide uninterrupted natural gas service. The date-sensitive system controlling our distribution system is designed to provide continuous natural gas flow in the event of any software, hardware, or communication link failure.

Community Relationships

     As a company that serves a large region of New Jersey and the surrounding states, our obligation to the community goes beyond simply providing energy services. SJI's involvement in community activities is as diverse as the people who make up the region where our employees live and work. We believe it is important to be both a partner and a catalyst for change, whenever possible. Our community support takes many forms as we offer our talents and dedicate our resources.

     Through our community relations initiatives, we work hard to improve the social and economic well-being of our region. These efforts directly impact the quality of life in our area. We are firmly convinced that being a good neighbor is not only the right thing to do, but is also good business. Community involvement initiatives befitting a concerned and responsible corporate neighbor, are cornerstones to building goodwill and trust. By contributing to the economic vitality of our region, the market for our products and services will be expanded. Our role as a community partner is far reaching. We support a large number of charitable, social and business organizations through corporate contributions, sponsorships, volunteerism and educational activities.

Corporate Contributions

     As a company and individually, we are committed to activities that provide resources and services to build a better and safer community. Our corporate contributions program provides funding to organizations in several categories including health and human services, education, children and youth, as well as arts and culture. We also contribute to civic and environmental organizations. The company and our employees have a long history of generous support for the United Way agencies in southern New Jersey. Institutions of higher learning such as Rowan University, Rutgers University and Richard Stockton College receive annual donations, largely to provide scholarships for deserving students. We place a high value on these institutions that educate current and future generations. In 1998, we began a rewarding relationship with Ronald McDonald House of Southern New Jersey in Camden which provides a home-away-from-home for families of critically ill children. Other organizations receiving our financial support include local emergency response services and hospitals. Recently, we dedicated a much needed waiting room for the new Critical Care Center at Shore Memorial Hospital in Somers Point, New Jersey.

Sponsorships

     Our sponsorship of major community-related programs is part of an initiative to increase our recognition and visibility. In 1999, two programs will be flagships for this endeavor. Through a major sponsorship of its Save a Life program, we partnered with ABC's Philadelphia station to raise fire safety awareness and carry out a massive smoke detector distribution effort in the Delaware Valley. Also, we will become a significant supporter of educational and cultural public television programming through a grant to New Jersey Network.

Employee Volunteerism

     While we believe it is important to fund organizations which have a proven value to the community, we also believe in reaching out in more personal ways. Our employees have a rich tradition of involvement in organizations ranging from local United Ways to the Conserve Wildlife Foundation of New Jersey. We work with these groups on many levels and are particularly proud of our employee volunteer program titled, People Involved in Lending Our Talents. This program directs resources toward fulfilling community needs which might otherwise go unserved. Our volunteers selflessly give their free time to lend a hand. They have done everything from assisting at a local food bank, to remodeling a playroom at a shelter for domestic violence victims. Employees have helped senior citizens with home improvement projects and participated in fund-raising events for the March of Dimes and Big Brothers/Big Sisters. Not only do our employees volunteer, but they are both enthusiastic and successful in enlisting their family and friends, allowing the PILOT program to grow and flourish.

Educational Programs

     We are actively involved with school children and their families throughout the community. Our school program, designed to raise a generation of energy-wise consumers, teaches children of all ages about the benefits of natural gas. To support our energy education efforts, we participate in fairs, career days and conduct special workshops for teachers.

     We maintain a Consumer Advisory Council composed of individuals employed by social service agencies throughout the region. The CAC has enabled us to develop enriching relationships with caring community members who serve, among others, low-income, elderly and disabled people. CAC members function as liaisons between their constituents and Gas Company, communicating programs and policies and working with our employees to ensure continued gas service.

     Our community relations efforts are well-received. We have been recognized by, and have received numerous commendations from, charitable and civic organizations throughout the region. While recognition is rewarding, the satisfaction gained from the helping hand offered, is often reward enough.

                     Management's Discussion and Analysis of
                  Results of Operations and Financial Condition

     Overview -- South Jersey Industries, Inc. (SJI) has two operating subsidiaries, South Jersey Gas Company (SJG) and South Jersey Energy Company
(SJE). SJG is a regulated natural gas distribution company serving 267,065 customers at December 31, 1998, compared with 260,567 customers at December 31, 1997. SJE provides services for the acquisition and transportation of natural gas for retail end users and markets total energy management services. In 1998, SJE bought and sold electricity in the wholesale market. However, as a result of an alliance with Energy East Corporation, SJE ceased buying and selling wholesale electricity. SJE has one operating subsidiary, SJ EnerTrade (EnerTrade). EnerTrade, formed in October 1997, provides services for the sale of natural gas to energy marketers, electric and gas utilities, and other wholesale users in the mid-Atlantic and southern regions of the country. The results of non-regulated energy service companies, SJE and EnerTrade, do not contribute materially to SJI's financial statements at this time.

     Competition -- SJG's franchises are non-exclusive. Currently, no other utility provides retail gas distribution services within our territory. We do not expect any other utilities to do so in the foreseeable future because of the extensive investment required for utility plant and related costs. SJG competes with oil, propane and electricity suppliers for residential, commercial and industrial users. The market for natural gas sales is subject to competition as a result of deregulation. We have enhanced SJG's competitive position while maintaining margins by using an unbundled tariff. This tariff allows recovery of the full cost of service, except for the variable cost of the gas commodity, when transporting gas for our customers. Under this tariff, SJG profits from transporting rather than selling the commodity. SJG's commercial and industrial customers can choose their supplier while we recover the cost of service and fixed gas costs primarily through transportation service. In June 1998, SJG expanded its New Jersey Board of Public Utilities (BPU) approved pilot program giving some residential customers a choice of gas suppliers (See "Pilot Program
- Choice of Gas Supplier"). We believe SJG is a leader in addressing the changing marketplace, while focusing on being a low-cost provider of natural gas and energy services. SJE and EnerTrade actively arrange energy services providing low-cost energy supplies in a highly competitive marketplace.

     Pilot Program - Choice of Gas Supplier -- In April 1997, SJG began its BPU-approved pilot program giving residential customers a choice of gas supplier. During the initial enrollment period, which ended in June 1997, nearly 13,000 residential customers applied for this service. We began transporting gas for these customers in August 1997. In June 1998, the BPU expanded the number of potential participants to 25,000. There were 17,310 participants as of December 31, 1998. Participants' bills are reduced for cost of gas charges and applicable taxes. The resulting decrease in SJG's revenues is offset by a corresponding decrease in gas costs and taxes under a BPU-approved fuel clause. While the program reduces utility revenues, it does not affect SJG's net income, financial condition or margins. Also, we expanded the choices available to commercial and industrial customers, including a new transportation tariff providing savings to qualified customers.

     Energy Adjustment Clauses -- SJG's tariff includes a Levelized Gas Adjustment Clause (LGAC), a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a Demand-Side Management Clause (DSMC). These clauses permit us to adjust customer bills for changes in gas supply costs, to reduce the impact of temperature fluctuations on SJG and its customers, to recover remediation costs for former gas manufacturing plants and recover conservation plan costs, respectively. The BPU-approved LGAC, RAC and DSMC adjustments match revenues with expenses. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather can result in additional billings to customers. TAC adjustments related to the 1997-1998 TAC year did not materially impact 1998's financial statements.

     Status of Year 2000 Conversion -- We prepared a Year 2000 Impact and Assessment Study and developed a detailed plan to enable SJI to be ready for year 2000. "Ready" means that mission critical software, hardware, devices, systems, facilities and business relationships are prepared to operate satisfactorily through the end of 1999 and beyond. Also, we will have contingency plans established to address any problems that arise. As of December 31, 1998, we revised approximately 74% of programming code. All revisions are scheduled to be completed by April 1999, providing the remainder of the year for testing. We believe that 90% of all, and 100% of our mission critical, embedded technology is Y2K ready.

     We contacted all vendors providing third party software and all have indicated they are Y2K ready. SJI has also contacted all product and service vendors regarding their Y2K readiness. Approximately 65% of all vendors have indicated readiness. We are actively pursuing assurances that the remainder will be Y2K ready. Total costs to address Y2K issues at SJI are estimated at $0.4 million, with $0.3 million having been spent through December 31, 1998.

     The worst case scenario that concerns us the most is a temporary disruption of service to our gas customers. Our gas distribution system can be operated manually. We have received assurances from our two direct connect gas supply pipelines that they are Y2K ready. We are seeking assurances from the companies that supply gas to our system that they will be Y2K ready. We are preparing contingency plans for use in the event that they are not ready. Contingency plans have been or are being prepared to address Y2K related problems. All contingency plans for high priority items such as service continuation, safety and revenues are scheduled to be completed by July 1999.

     While unexpected Y2K problems can occur, we do not anticipate any material difficulty in achieving Y2K readiness based upon the nature of SJI's operating and information systems and the state of planning and remediation. Any problems that arise should be immaterial to our financial position or operating results.

     Operating Revenues - Utility -- Revenues decreased $29.4 million in 1998 compared with 1997. In 1997, revenues declined $1.8 million from 1996. The revenue decline in 1998 was due to weather that was 14.9% warmer than 1997 and 12.7% warmer than the 20-year average for our service territory. Temperatures in 1998 were the highest recorded since meteorologists began keeping records in 1894. Revenues were also reduced by state tax reform which lowered the tax component in reported revenue and by customers using increased firm transportation in lieu of firm gas sales. Revenue from transporting gas excludes commodity costs. The lower tax component in reported revenue was offset by a reduction in Other Taxes (See Notes 1 and 6). Our tariffs are structured so that profits come from transporting gas, not the sale of the gas itself. Consequently, while both the tax reform and the switch to firm transportation reduced total revenues, neither affected our profits. Revenues from adding 6,498 customers were more than offset by the factors discussed above. The revenue decrease in 1997 was due to weather that was 6.7% warmer than 1996 and increased firm transportation service replacing firm sales. Our 1997 decline was partially offset by increased base rates, 6,693 new customers, increased off-system sales and increased capacity release revenues.

     Operating Revenues - Nonutility -- Nonutility operating revenues increased $131.1 million in 1998 compared with 1997, and decreased $5.1 million in 1997 versus 1996. The increase in 1998 was almost entirely from increased wholesale electricity sales. While profitable, we discontinued our wholesale electricity trading activities in late 1998 because we determined that our risks were greater than possible rewards. The 1997 decrease was principally due to lower commodity sales.

     Gas Purchased for Resale -- Gas purchased for resale decreased $7.3 million in 1998 compared with 1997 due principally to weather-related decreased sales volumes and customers switching from gas sales to firm transportation. Gas purchased for resale decreased $4.0 million in 1997 versus 1996 primarily due to lower sales volumes. Gas supply sources include contract and open-market purchases. SJG secures and maintains its own gas supplies to serve its customers.

     SJG has long-term contracts for natural gas supplies, firm transportation, and firm gas storage service. The earliest any of these contracts expires is October 2000. All transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission (FERC) approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.8 million per month, recovered on a current basis through the LGAC.

     Operations -- A summary of net changes in Operations and Maintenance - Utility (in thousands):

                                    1998 vs. 1997      1997 vs. 1996
                                    -------------      -------------

Other Production Expense              $   (42)            $   123
Transmission                              156                 (35)
Distribution                              (37)               (179)
Customer Accounts and Services            438                (322)
Sales                                    (147)                126
Administration and General             (1,345)              3,216
Other                                       9                (433)
                                      -------             -------
        Total Net Change              $  (968)            $ 2,496
                                      =======             =======

     Customer Accounts and Services costs increased in 1998 principally due to an increase in payroll expense. This account decreased in 1997 principally due to a 1996 charge to increase the reserve for uncollectible accounts and lower payroll costs. Administrative and General costs decreased in 1998 principally due to a $1.5 million death benefit liability recorded in 1997. This liability became payable upon the death of SJI's president in December 1997. The decrease was partially offset by increased employee benefits costs in 1998.

     Other Operating Expenses -- A summary of principal changes in other consolidated operating expenses (in thousands):

                                    1998 vs. 1997      1997 vs. 1996
                                    -------------      -------------

Operation and Maintenance -
 Nonutility                          $130,152            $ (3,625)
Depreciation                            1,164               1,114
Income Taxes                            1,121                 568
Other Taxes                           (19,940)             (3,506)

     Changes in nonutility expenses principally reflect the impact of sales volumes and commodity costs, with 1998 particularly impacted by wholesale electricity sales. Depreciation is higher in each period due to increased investment in property, plant and equipment by SJG. Income Tax changes reflect the impact of changes in pre-tax income and of energy tax reform legislation discussed under "Operating Revenues - Utility." Other taxes decreased because of the energy tax reform legislation (See Note 6).

     Interest Charges -- Interest charges increased in 1998, following a decrease in 1997. The increase in 1998 was due to higher levels of short and long-term debt outstanding. The increased debt was used primarily to finance capital expenditures and to support higher levels of purchased gas inventories resulting from unexpectedly warm weather throughout 1998. Interest charges were reduced in 1997 because cash proceeds from the sale of a subsidiary and the issuance of Mandatorily Redeemable Preferred Securities were used to reduce bank debt outstanding.

     Preferred Dividend Requirements of Subsidiary -- Preferred Dividends increased in 1998 as the $35.0 million of 8.35% SJG-Guaranteed Mandatorily Redeemable Preferred Securities issued in May 1997 were outstanding for the full year (See "Capital Resources").

     Discontinued Operations -- In December 1996, Energy & Minerals, Inc. (EMI), an SJI subsidiary, sold The Morie Company, Inc.'s (Morie) common stock for approximately $55.3 million in cash. The underlying book value was approximately $27.9 million and the net gain on the transaction amounted to $15.0 million
(See Note 3). We used some of the proceeds to redeem subsidiary debt, including $9.0 million of 9.66% Senior Notes and a bank note of approximately $2.0 million. Also, SJI sold the assets of certain R&T Group, Inc. (R&T) subsidiaries in early 1997 for approximately $3.5 million. Assets were sold for their approximate net book value. Based on a plan to discontinue or sell the R&T companies, we reduced their recorded value in 1996 to estimated net realizable value (net of income taxes). The profit or loss and the write down to net realizable value are included under the caption Net (Loss) Gain on the Disposal of Discontinued Operations (See Note 3). The sale of assets in 1996 impacts the comparative financial information for 1997 and 1996. Also, in 1997, we recorded additional costs of approximately $2.6 million for environmental remediation expenditures for the previously operated fuel oil business of South Jersey Fuel, Inc. (SJF) and for Morie (See Note 3).

     The 1998 increase in loss from discontinued operations is principally due to a product liability settlement and increased environmental cleanup costs. The 1997 decrease in income from discontinued operations is principally due to the recording of liabilities for anticipated environmental cleanup costs.

     Net Income Applicable to Common Stock -- Net income (in thousands) and earnings per common share reflect the following changes:

                                    1998 vs. 1997      1997 vs. 1996
                                    -------------      -------------

Income from Continuing Operations     $(4,613)           $    164

Loss from Discontinued Operations        (964)             (1,459)
Net (Loss) Gain on Disposal of
 Discontinued Operations                  767             (13,407)
                                      -------            --------
        Net Income Decrease           $(4,810)           $(14,702)
                                      =======            ========

Earnings per Common Share
  Continuing Operations               $ (0.43)           $   0.01
  Discontinued Operations               (0.02)              (1.38)
                                      -------            --------
        Earnings per Share Decrease   $ (0.45)           $  (1.37)
                                      =======            ========

     The details affecting the changes in net income and earnings per share are discussed under the appropriate captions above.

     Liquidity -- The seasonal nature of gas operations; the timing of construction and remediation expenditures and related permanent financing; as well as mandated tax and sinking fund payment dates require large, short-term cash requirements. These requirements are generally met by cash from operations and short-term lines of credit. We maintain short-term lines of credit with a number of banks, totaling $135.0 million of which $38.0 million was available at December 31, 1998. The credit lines are uncommitted and unsecured with interest rates at or below the prime rate.

     The changes in cash flows from operating activities (in thousands):

                                            1998 vs. 1997      1997 vs. 1996
                                            -------------      -------------

Increases/(Decreases):
Net Income                                     $ (4,810)          $(14,702)
Depreciation, Depletion and Amortization            951             (3,350)
Provision for Losses on Accounts Receivable         126               (792)
Revenues and Fuel Costs Deferred - Net             (913)             4,449
Deferred and Non-Current Income
 Taxes and Credits - Net                          2,367             (4,365)
Net Pre-Tax Loss (Gain) on the Disposal
 of Discontinued Operations                        (845)            23,465
Environmental Remediation Costs - Net            (1,196)            (1,112)
Accounts Receivable                             (12,716)                44
Inventories                                      (1,650)             6,732
Prepayments and Other Current Assets                 48               (973)
Prepaid and Accrued Taxes - Net                 (17,462)            (4,681)
Accounts Payable and Other Accrued
 Liabilities                                      4,125             (9,514)
Other - Net                                        (618)             2,865
                                               --------           --------
        Net Cash Provided by Operating
         Activities                            $(32,593)          $ (1,934)
                                               ========           ========

     Depreciation and Amortization are non-cash charges to income and do not impact cash flow. Changes in depreciation cost reflect the effect of additions and reductions to fixed assets.

     Changes in Revenues and Fuel Costs Deferred - Net reflect the undercollection of fuel costs resulting from weather-related reductions in gas sales and regulatory delays in recovering fuel costs under the LGAC (See Note
7).

     Changes in Deferred and Non-Current Income Taxes and Credits - Net represent the differences between taxes accrued and amounts paid. Generally, deferred income taxes related to deferred fuel costs will be paid in the next year.

     Decreases in Environmental Remediation Costs - Net represent the excess of remediation expenditures over amounts collected under the RAC and insurance recoveries.

     Changes in Accounts Receivable are primarily due to the sale of wholesale electricity by SJE. Weather and commodity prices also impact this account.

                                     - 13 -

Changes impact cash flows when collected in subsequent periods.

     Changes in Inventories reflect the impact of seasonal requirements, temperatures and price changes.

     Increases in Prepaid and Accrued Taxes - Net reflect the impact of excess taxes paid over taxes accrued. However, significant timing differences exist in cash flows during the year. As stated in Note 1, on January 1, 1998, the Gross Receipts & Franchise Taxes were replaced with a 6% State Sales and Use Tax
(SUT), a 9% State Corporate Business Tax (CBT) on income before taxes and a Transitional Energy Facilities Assessment (TEFA) on volumes of gas sold and transported. The TEFA will be phased out over 5 years beginning January 1, 1999. Approximately 50% of these taxes are paid in installments during the first half of the year and the remaining 50% are paid on May 15 of each year. SJG uses short-term borrowings to pay taxes, resulting in a temporary increase in the short-term debt level. The carrying costs of timing differences are recognized in base utility rates.

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

Regulatory Matters

     Rate Actions

     In January 1997, the BPU granted SJG a total rate increase of $10.3 million. The $6.0 million base rate portion of the increase was based on a 9.62% rate of return on rate base, which included an 11.25% return on common equity. The majority of this increase comes from residential and small commercial customers. We recover the increase from new miscellaneous service fees which charge specific customers for costs they cause us to incur. Additionally, our starting point for sharing pre-tax margins generated by interruptible and off-system sales and transportation (Sharing Formula) was increased from $4.0 million to $5.0 million. Later in 1997, the $5.0 million threshold increased by $500,000, the annual revenue requirement associated with completing a specific pipeline interconnection. In December 1998, the threshold increased by $2.0 million, with the completion of major construction projects. SJG keeps 100% of pre-tax margins up to the threshold level and 20% of margins above that level. In October 1998, the BPU approved a revision to the Sharing Formula as part of an agreement to modify SJG's TAC. The revision credits the first $750,000 above the applicable threshold level to the LGAC customers. Thereafter, SJG keeps 20% of the pre-tax margins as it has historically.

     SJG calculates rates of return by weighting individual capital cost rates by the proportion of each respective type of capital. This requires selecting appropriate capital structure ratios and determining the cost rate for each capital component as determined in each rate proceeding.


     In setting a rate of return, the BPU must provide a utility and its investors with a return on invested capital matching the risk so the utility can access capital required to meet its public service responsibility.


     Also in January 1997, the BPU approved SJG's request for a $2.5 million revenue reduction through the TAC. This standard BPU procedure credits customers with previously collected revenues exceeding those allowed by the TAC (See "Energy Adjustment Clauses"). This revenue reduction reflects the TAC's normal operation, as does the BPU's confirmation of the decrease.

     In September 1997, SJG filed with the BPU to adjust rates by replacing the GRAFT with the SUT, CBT and TEFA (See "Liquidity"). The new rates were effective January 1, 1998.

     SJG has an LGAC filing pending with the BPU requesting a $7.1 million rate increase. This filing encompasses all of the adjustments filed for from the 1996-1997 LGAC filing through an updated 1998-1999 LGAC filing.

     In March 1998, the BPU approved new appliance service rates. In April 1998, the BPU also authorized SJG to offer new appliance service contract plans and to service electric air conditioners. In January 1999, SJG filed for an increase in our appliance service rates. The new rates are competitive with those of other service providers in New Jersey and are designed to increase earnings and cash flows.

     In June 1998, we filed a petition with the BPU requesting a change to the TAC. The request was granted in October 1998. As a result, SJG will experience reduced fluctuations in income when weather is warmer or colder than normal.

     In July 1998, SJG filed a motion to further unbundle natural gas service. The BPU's order of June 1998 expanded the residential transportation pilot program. It also directed SJG to make a filing addressing residential unbundling which we did in November 1998. Many of the residential unbundling issues also relate to the commercial and industrial transportation program. The filing encompasses all issues surrounding both programs and is still outstanding at the BPU.

     Environmental Remediation

     SJI incurred and recorded costs for environmental cleanup of sites where SJG or its predecessors operated gas manufacturing plants. SJG stopped manufacturing gas over 35 years ago. SJI and some of its nonutility subsidiaries also recorded costs for environmental cleanup of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage. Since the early 1980s, SJI recorded environmental remediation costs of $105.4 million. We spent $47.8 million as of December 31, 1998. With the assistance of an outside consulting firm, we estimate that future costs to clean up the SJG sites will range from $52.9 million to $160.3 million. We recorded the lower end of this range as a liability. It is reflected on the consolidated balance sheet under the captions, Current Liabilities and Deferred Credits and Other Non-Current Liabilities. SJG did not adjust the accrued liability for future insurance recoveries, which management is pursuing. SJG received $4.2 million of insurance recoveries as of December 31, 1998. We used these proceeds to offset related legal fees and to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site specific requirements.

     The major portion of recorded environmental remediation costs relate to the cleanup of SJG's former gas manufacturing sites. SJG recorded $98.6 million for the remediation of these sites and spent $45.7 million through December 31, 1998.

     SJG has two regulatory assets associated with environmental costs. The first regulatory asset is titled Environmental Remediation Cost: Expended - Net. These expenditures represent what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of FASB Statement No. 71, "Accounting for the Effects of Certain Types of Regulation." The BPU allowed SJG to recover expenditures through July 1996 and petitions to recover costs through July 1998 are pending.

     The other regulatory asset titled Environmental Remediation Cost: Liability for Future Expenditures relates to estimated future expenditures determined under FASB No. 5. This amount, which relates to former manufactured gas plant sites, was recorded as a deferred debit with the corresponding amount reflected on the consolidated balance sheet under the captions, Current Liabilities and Deferred Credits and Other Non-Current Liabilities. The deferred debit is a regulatory asset under FASB No. 71. The BPU's intent, evidenced by its current practice, is to allow SJG to recover the deferred costs after they are spent.

     SJG files with the BPU to recover these costs in rates through its RAC. The BPU has consistently allowed the full recovery over 7-year periods, and SJG believes this will continue. As of December 31, 1998, SJG's unamortized remediation costs of $25.2 million are reflected on the consolidated balance sheet under the caption, Regulatory and Other Non-Current Assets. Since BPU approval of the RAC in 1992, SJG recovered $16.3 million through rates as of December 31, 1998.

     In July 1996, 1997 and 1998, SJG filed with the BPU to recover increased remediation costs expended from August 1995 through July 1998 totaling $4.5 million. This amount was updated to $5.0 million in a December 1998 filing. The BPU approved the 1996 -1997 RAC filing in October 1998. We updated the 1997-1998 RAC filing and included the results in the 1998-1999 RAC filing. Both filings are still pending at the BPU.

     With Morie's sale, EMI assumed responsibility for environmental liabilities which we estimate to range between $3.1 million and $9.7 million. The information available on these sites is sufficient only to establish a range of probable liability, and no point within the range is more likely than any other. Therefore, EMI continues to accrue the lower end of the range.

     SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for SJI's site range between $0.3 million and $0.9 million while SJF's estimated liability ranges from $1.3 million to $4.8 million for its three sites. The lower ends of these ranges were recorded and are reflected on the consolidated balance sheet under Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 1998.

     Other Regulatory Asset Recovery

     Adopting FASB Statement No. 109, "Accounting for Income Taxes," in 1993 primarily resulted in creating a $17.6 million regulatory asset. SJG is recovering the amortization of this asset through rates over 18 years which began in December 1994. Also, SJI adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1993. The BPU provided for partial recovery of costs associated with FASB No. 106 and prescribed continued deferral of unrecovered costs until 1998. Beginning
January 1, 1998, the BPU approved full recovery of the net periodic benefit cost as well as recovery of the regulatory asset, amounting to $5.5 million at December 31, 1998, over 15 years.

     Other

     SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We set up reserves when these claims become apparent. SJI also maintains insurance and records probable insurance recoveries relating to outstanding claims.

     In 1996, a group of Atlantic City casinos filed a petition with the BPU alleging overcharges of over $10.0 million, including interest. We reached a settlement under which SJG will make no payments. The casinos have issued general releases to SJG, and withdrew the petition in September 1998. In return, SJG filed with the BPU to amend an existing rate schedule providing the casinos with limited firm service that will better meet their needs.

     Financial Risk Management -- The regulated and unregulated natural gas businesses of SJI and its three subsidiaries are subject to market risk due to fluctuations in natural gas prices. To hedge against fluctuations, SJI and its subsidiaries have at times entered into forward contracts. SJG recovers gas costs through the LGAC, and hedges against price fluctuations by using forward contracts. SJE entered up to 2-year fixed price contracts to sell natural gas to retail customers but also hedged its risks on these transactions through matching forward physical purchases. SJE engaged in wholesale electric trading activities during 1998, but discontinued those activities and fully hedged all remaining open positions as of December 31, 1998. The net profits realized from those activities are reflected on SJI's book of accounts for 1998. EnerTrade has no direct future or forward transactions but has an investment in South Jersey Resources Group (SJRG) which enters into forward transactions to hedge storage management and fixed-price sales transactions.

     To manage these transactions, SJI has well-defined risk management policy and procedures which include volumetric and monitoring limits. SJI and its subsidiaries do not purchase or sell derivative financial instruments.

     Capital Resources -- SJI has a continuing need for cash resources and capital, primarily to invest in new and replacement facilities and equipment and for environmental remediation costs. Net construction and remediation expenditures for 1998 amounted to $70.0 million. The costs for 1999, 2000 and 2001 are estimated at approximately $53.2 million, $57.8 million and $56.7 million, respectively. We will fund these expenditures from several sources, which may include cash generated by operations, temporary use of short-term debt, sale of medium term notes, capital leases, RAC recoveries and sale of equity.

     In March 1997, SJG sold $35.0 million of First Mortgage Bonds, 7.7% Series due 2027.

     In May 1997, SJG's Delaware statutory trust subsidiary, SJG Capital Trust (Trust), sold $35.0 million of 8.35% SJG-Guaranteed Mandatorily Redeemable Preferred Securities. The Trust's only assets are the 8.35% Deferrable Interest Subordinated Debentures issued by SJG maturing April 2037. The Debentures and Preferred Securities are redeemable at SJG's option at a price equal to 100% of the principal amount at any time on or after April 30, 2002.

     In October 1998, SJG issued $30.0 million of debt under a $100 million Medium Term Note Program. Notes totaling $10.0 million were issued at 6.12%, maturing in 2010, and $20.0 million of notes issued at 7.125%, maturing in 2018. The net proceeds of these note issuances were used to retire short-term debt and to fund capital expenditures.

     Other Events -- In October 1998, SJI and Energy East Corporation announced plans to form a jointly owned limited liability company (LLC) to market retail electricity and energy management services. The LLC is intended to create significant efficiencies and expand service capabilities for both companies in the advent of electric utility restructuring legislation. The new venture also completes SJI's plans to shift its focus away from the wholesale electric trading business and toward the retail sector.

     Also in October 1998, SJI and Conectiv announced plans for a joint customer account services venture, Millennium Account Services, LLC, that began providing meter reading services in southern New Jersey in January 1999. The new venture allows both companies to capitalize on synergies that exist because of overlapping territories. Customers should benefit from reduced meter reading costs.

     Inflation -- In the ratemaking process, only the original cost of utility plant is recoverable in revenues as depreciation. The excess cost of utility plant, stated in terms of current cost over the original cost of utility plant, is not presently recoverable. While the ratemaking process gives no recognition to the current cost of replacing utility plants, SJG believes it will be allowed to earn a return on the increased cost of its investment as replacement of the facilities occurs.

     Summary -- SJI is confident it will have sufficient cash flow to meet its operating, capital and dividend needs and is taking and will take such actions necessary to employ its resources effectively.

Independent Auditors' Report

To the Shareholders and
Board of Directors of
South Jersey Industries, Inc.:

     We have audited the consolidated balance sheets of South Jersey Industries, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related statements of consolidated income, consolidated retained earnings and consolidated cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of South Jersey Industries, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 12, 1999


Statements of Consolidated Income
(In Thousands Except for Per Share Data)

                                                 South Jersey Industries, Inc. and Subsidiaries
                                                              Year Ended December 31,

                                                       1998           1997           1996
                                                     ---------      ---------      ---------
Operating Revenues:
  Utility (Notes 1 & 7)                              $ 298,038      $ 327,477      $ 329,295
  Nonutility (Note 8)                                  152,208         21,090         26,163
                                                     ---------      ---------      ---------
        Total Operating Revenues                       450,246        348,567        355,458
                                                     ---------      ---------      ---------

Operating Expenses:
  Gas Purchased for Resale                             173,824        181,117        185,138
  Operation and Maintenance - Utility (Note 11)         47,551         48,519         46,023
                              Nonutility               153,306         23,154         26,779
  Depreciation (Note 1)                                 17,142         15,978         14,864
  Income Taxes (Notes 1, 5 & 6)                         11,860         10,739         10,171
  Other Taxes (Notes 1 & 6)                             10,478         30,418         33,924
                                                     ---------      ---------      ---------

        Total Operating Expenses                       414,161        309,925        316,899
                                                     ---------      ---------      ---------

Operating Income                                        36,085         38,642         38,559
                                                     ---------      ---------      ---------

Interest Charges:
  Long-Term Debt                                        15,246         15,197         14,117
  Short-Term Debt                                        3,496          2,550          5,533
  Other                                                    439            364            470
                                                     ---------      ---------      ---------

        Total Interest Charges                          19,181         18,111         20,120
                                                     ---------      ---------      ---------

Preferred Dividend Requirements of
 Subsidiary (Note 2)                                     3,088          2,102            174
                                                     ---------      ---------      ---------

Income from Continuing Operations                       13,816         18,429         18,265
Discontinued Operations: (Note 3)
  Loss from Discontinued Operations - Net               (2,830)        (1,866)          (407)
  Net (Loss) Gain on the Disposal of Discontinued
   Operations                                                -           (767)        12,640
                                                     ---------      ---------      ---------

        Net Income Applicable to Common Stock        $  10,986      $  15,796      $  30,498
                                                     =========      =========      =========

Average Shares of Common Stock Outstanding (Note 4)     10,776         10,763         10,732
                                                     =========      =========      =========

Earnings Per Common Share: (Notes 3 & 4)
  Continuing Operations                              $    1.28      $    1.71      $    1.70
  Discontinued Operations - Net                          (0.26)         (0.24)          1.14
                                                     ---------      ---------      ---------

        Earnings Per Common Share                    $    1.02      $    1.47      $    2.84
                                                     =========      =========      =========

Dividends Declared Per Common Share                  $    1.44      $    1.44      $    1.44
                                                     =========      =========      =========



Statements of Consolidated Retained Earnings
(In Thousands)

                                                              Year Ended December 31,

                                                       1998           1997           1996
                                                     ---------      ---------      ---------

Balance at Beginning of Year                         $  49,038      $  48,743      $  33,705
Net Income Applicable to Common Stock                   10,986         15,796         30,498
Dividends Declared - Common Stock                      (15,517)       (15,501)       (15,460)
                                                     ---------      ---------      ---------

Balance at End of Year (Note 12)                     $  44,507      $  49,038      $  48,743
                                                     =========      =========      =========


The accompanying schedule and footnotes are an integral part of the financial statements.


Statements of Consolidated Cash Flows
(In Thousands)

                                                 South Jersey Industries, Inc. and Subsidiaries
                                                              Year Ended December 31,

                                                       1998           1997           1996
                                                     ---------      ---------      ---------
Cash Flows from Operating Activities:

  Net Income Applicable to Common Stock              $  10,986      $  15,796      $  30,498
  Adjustments to Reconcile Net Income to Cash
   Flows Provided by Operating Activities:
    Depreciation, Depletion and Amortization            19,063         18,112         21,462
    Provision for Losses on Accounts Receivable          1,477          1,351          2,143
    Revenues and Fuel Costs Deferred - Net              (4,183)        (3,270)        (7,719)
    Deferred and Non-Current Income Taxes and
     Credits - Net 7,725  5,358  9,723
    Net Pre-Tax Loss (Gain) on the Disposal
     of Discontinued Operations                              -            845        (22,620)
    Environmental Remediation Costs - Net*              (4,079)        (2,883)        (1,771)
    Changes in:
      Accounts Receivable                              (10,603)         2,113          2,069
      Inventories                                       (3,284)        (1,634)        (8,366)
      Prepayments and Other Current Assets                 (41)           (89)           884
      Prepaid and Accrued Taxes - Net                  (13,107)         4,355          9,036
      Accounts Payable and Other Accrued
       Liabilities                                       4,526            401          9,915
    Other - Net                                         (1,120)          (502)        (3,367)
                                                     ---------      ---------      ---------

Net Cash Provided by Operating Activities                7,360         39,953         41,887
                                                     ---------      ---------      ---------

Cash Flows from Investing Activities:

  Investment in Affiliate                                 (591)             -         (1,000)
  Loan to Affiliate                                        211         (1,761)        (2,800)
  Proceeds from the Sale of Assets - Net                     -          3,488         56,056
  Taxes Paid on the Sale of Assets - Net                     -         (9,807)             -
  (Purchase) Sale of Available-for-Sale
   Securities                                             (889)             -            795
  Capital Expenditures, Cost of Removal
   and Salvage                                         (65,869)       (49,604)       (43,218)
                                                     ---------      ---------      ---------

Net Cash (Used in) Provided by Investing
 Activities                                            (67,138)       (57,684)         9,833
                                                     ---------      ---------      ---------

Cash Flows from Financing Activities:

  Net Borrowings from (Repayments of) Lines
   of Credit                                            51,100        (62,400)        32,000
  Proceeds from Issuance of Long-Term Debt              30,000         35,618              -
  Principal Repayments of Long-Term Debt               (11,768)        (6,603)       (27,235)
  Dividends on Common Stock                            (15,517)       (15,501)       (15,460)
  Proceeds from Sale of Common Stock                       160            320            383
  Proceeds from the Issuance of Preferred
   Securities                                                -         35,000              -
  Repurchase of Preferred Stock                            (90)           (90)           (90)
  Payments for Issuance of Long-Term Debt
   and Preferred Securities                               (557)        (2,429)             -
                                                     ---------      ---------      ---------

Net Cash Provided by (Used In) Financing
 Activities                                             53,328        (16,085)       (10,402)
                                                     ---------      ---------      ---------

Net (Decrease) Increase in Cash and Cash
 Equivalents                                            (6,450)       (33,816)        41,318
Cash and Cash Equivalents at Beginning of Year          13,089         46,905          5,587
                                                     ---------      ---------      ---------

Cash and Cash Equivalents at End of Year             $   6,639      $  13,089      $  46,905
                                                     =========      =========      =========

Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for:
    Interest (Net of Amounts Applicable to LGAC
     Overcollections and Amounts Capitalized)        $  21,651      $  18,303      $  21,879
    Income Taxes (Net of Refunds)                    $  11,099      $  10,235      $   2,626



*  Note 13 contains additional information relating to environmental remediation costs.

The accompanying schedule and footnotes are an integral part of the financial statements.


Consolidated Balance Sheets
(In Thousands)

                                                South Jersey Industries, Inc. and Subsidiaries
                                                                 December 31,

                                                            1998            1997
                                                          ---------       ---------
Assets
Property, Plant and Equipment: (Note 1)
  Utility Plant, at original cost                         $ 679,997       $ 619,489
    Accumulated Depreciation                               (179,605)       (167,176)
  Gas Plant Acquisition Adjustment - Net                      1,851           1,926
  Nonutility Property and Equipment, at cost                  2,981           3,332
    Accumulated Depreciation                                   (965)         (1,033)
                                                          ---------       ---------
    Property, Plant and Equipment - Net                     504,259         456,538
                                                          ---------       ---------
Investments:
  Available-for-Sale Securities (Note 9)                        931              42
  Investments in Affiliate                                    1,440             849
                                                          ---------       ---------
        Total Investments                                     2,371             891
                                                          ---------       ---------
Current Assets:
  Cash and Cash Equivalents (Notes 1 & 10)                    6,639          13,089
  Notes Receivable - Affiliate                                4,350           4,561
  Accounts Receivable                                        42,600          35,947
  Unbilled Revenues (Note 1)                                 19,489          17,263
  Provision for Uncollectibles                               (1,283)         (1,530)
  Natural Gas in Storage, average cost                       27,619          23,877
  Materials and Supplies, average cost                        4,051           4,509
  Prepaid Taxes                                              13,850             566
  Prepayments and Other Current Assets                        2,771           2,442
                                                          ---------       ---------
        Total Current Assets                                120,086         100,724
                                                          ---------       ---------
Accounts Receivable - Merchandise                             1,554           1,998
                                                          ---------       ---------
Regulatory and Other Non-Current Assets: (Note 1)
  Environmental Remediation Costs: (Note 13)
    Expended - Net                                           25,191          21,041
    Liability for Future Expenditures                        52,900          52,400
  Gross Receipts & Franchise Taxes (Note 5)                   3,585           4,028
  Income Taxes - Flowthrough Depreciation (Note 5)           13,021          13,999
  Deferred Fuel Costs - Net                                   7,857           3,674
  Deferred Postretirement Benefit Costs (Notes 7 & 11)        5,522           6,150
  Other                                                      11,749           9,158
                                                          ---------       ---------
        Total Regulatory and Other Non-Current Assets       119,825         110,450
                                                          ---------       ---------
        Total Assets                                      $ 748,095       $ 670,601
                                                          =========       =========

Capitalization and Liabilities
Capitalization: (see Schedule)
  Common Equity (Notes 4 & 12)                            $ 169,234       $ 173,499
  Preferred Stock and Securities of Subsidiary (Note 2)      37,134          37,224
  Long-Term Debt (Note 9)                                   194,710         176,360
                                                          ---------       ---------
        Total Capitalization                                401,078         387,083
                                                          ---------       ---------
Current Liabilities:
  Notes Payable (Note 10)                                    97,000          45,900
  Current Maturities of Long-Term Debt (Note 9)               8,876           8,994
  Accounts Payable                                           51,960          49,142
  Customer Deposits                                           5,576           5,871
  Environmental Remediation Costs (Note 13)                   9,668          16,511
  Taxes Accrued                                               1,531           1,354
  Interest Accrued and Other Current Liabilities             14,010          12,007
                                                          ---------       ---------
        Total Current Liabilities                           188,621         139,779
                                                          ---------       ---------
Deferred Credits and Other Non-Current Liabilities:
 (Note 1)
  Deferred Income Taxes - Net (Note 6)                       84,827          78,631
  Investment Tax Credits                                      5,239           5,632
  Pension and Other Postretirement Benefits (Note 11)        14,227          11,747
  Environmental Remediation Costs (Note 13)                  47,925          40,511
  Other                                                       6,178           7,218
                                                          ---------       ---------
        Total Deferred Credits and Other Non-Current
         Liabilities                                        158,396         143,739
                                                          ---------       ---------
Commitments and Contingencies (Note 13)
        Total Capitalization and Liabilities              $ 748,095       $ 670,601
                                                          =========       =========


The accompanying schedule and footnotes are an integral part of the financial statements.


Schedules of Consolidated Capitalization
(In Thousands Except for Share Data)

                                                                South Jersey Industries, Inc. and Subsidiaries
                                                                                    December 31,

                                                                               1998            1997
                                                                             ---------       ---------
Common Equity: (Notes 4 & 12)
  Common Stock: Par Value $1.25 per share; Authorized 20,000,000 shares;
    Outstanding Shares: 10,778,990 (1998) and 10,771,413 (1997)              $  13,474       $  13,464
  Premium on Common Stock                                                      111,253         110,997
  Retained Earnings                                                             44,507          49,038
                                                                             ---------       ---------

        Total Common Equity                                                    169,234         173,499
                                                                             ---------       ---------

Preferred Stock and Securities of Subsidiary: (Note 2)
  Redeemable Cumulative Preferred Stock:
    South Jersey Gas Company, Par Value $100 per share
      Authorized Shares: 46,404 (1998) and 47,304 (1997)
      Outstanding Shares:  Series A, 4.70% - 2,100 (1998) and 3,000 (1997)         210             300
                           Series B, 8.00% - 19,242                              1,924           1,924
  Company-Guaranteed Mandatorily Redeemable
    Preferred Securities of Subsidiary Trust:
      Par Value $25 per share, 1,400,000 shares Authorized and Outstanding      35,000          35,000
                                                                             ---------       ---------

        Total Preferred Stock and Securities of Subsidiary                      37,134          37,224
                                                                             ---------       ---------

Long-Term Debt: (A)
  South Jersey Gas Company:
    First Mortgage Bonds (B):
       8.19%  Series due 2007                                                   20,454          22,727
      101/4%  Series due 2008                                                   20,454          25,000
          9%  Series due 2010                                                   26,250          28,438
       6.12%  Series due 2010 (C)                                               10,000               -
       6.95%  Series due 2013                                                   35,000          35,000
      7.125%  Series due 2018 (C)                                               20,000               -
        7.7%  Series due 2027                                                   35,000          35,000
    Unsecured Notes:
      Term Note, 8.47% due 2001 (D)                                              6,428           8,571
      Debenture Notes, 8.6% due 2010                                            30,000          30,000
  South Jersey Energy Company:
    Promissory Notes                                                                 -             618
                                                                             ---------       ---------

        Total Long-Term Debt Outstanding                                       203,586         185,354
        Less Current Maturities                                                  8,876           8,994
                                                                             ---------       ---------

        Total Long-Term Debt                                                   194,710         176,360
                                                                             ---------       ---------

Total Capitalization                                                         $ 401,078       $ 387,083
                                                                             =========       =========


(A)     The long-term debt maturities and sinking fund requirements for the succeeding 5 years are as follows:
        1999, $8,876,357; 2000, $8,876,357; 2001, $11,876,358; 2002, $9,733,573; and 2003, $12,883,500.
(B)     SJG's First Mortgage dated October 1, 1947, as supplemented, securing the First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility plant.
(C)     On October 21, 1998, SJG issued $30.0 million of debt under a Medium Term Note Program established
        October 5, 1998. Under this program, $10.0 million of the notes were issued at 6.12%, maturing in 2010, and $20.0 million of notes were issued at 7.125%, maturing in 2018. A total of $100.0 million is authorized to be issued under this program through December 2001.
(D)     An additional $5.0 million revolving credit facility was available under the terms of this agreement which expired December 31, 1997.

                   Notes to Consolidated Financial Statements

1.   Summary of Significant Accounting Policies:

     Consolidation -- The consolidated financial statements include the accounts of South Jersey Industries, Inc. (SJI) and its subsidiaries. We were not required to eliminate certain intercompany transactions, amounting to approximately $1.9 million and $ 7.3 million, respectively, in 1997 and 1996. We capitalized those amounts to utility plant or environmental remediation costs on South Jersey Gas Company's (SJG) books of account. SJG recovers those amounts through the rate-making process (See Note 1 3). All other significant intercompany accounts and transactions were eliminated. SJI reclassified some previously reported amounts to conform with current year classifications.

     Estimates and Assumptions -- Our financial statements are prepared to conform with generally accepted accounting principles. Management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

     Regulation -- SJG is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU). We maintain our accounts according to the BPU's prescribed Uniform System of Accounts (See Note 7).

     Revenues -- SJG and South Jersey Energy Company (SJE) bill customers monthly. For customers not billed at the end of each month, an accrual is made to recognize unbilled revenues from the date of the last bill to the end of the month.

     The BPU allows SJG to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). We collect these costs on a forecasted basis upon BPU order. SJG defers under- or over-recoveries of gas costs and includes them in the following year's LGAC. We pay interest on overcollected LGAC balances based on SJG's return on rate base determined in base rate proceedings.

     SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a Demand-Side Management Clause (DSMC). Our TAC reduces the impact of temperature fluctuations on SJG and its customers. The RAC recovers remediation costs of former gas manufacturing plants and the DSMC recovers costs associated with our conservation plan. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather during the winter season can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover these costs through rates over 7-year amortization periods (See Note 13). DSMC adjustments are not significant and do not affect earnings.

     Property, Plant & Equipment -- For regulatory purposes, utility plant is stated at original cost. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

     Depreciation and Amortization -- We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. These estimates are periodically reviewed and adjusted as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.8% in 1998, 1997 and 1996. Except for extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, and removal costs less salvage. The gas plant acquisition adjustment is amortized on a straight-line basis over 40 years. The unamortized balance of $1.9 million at December 31, 1998, is not included in rate base. Nonutility property depreciation is computed on a straight-line basis over the estimated useful lives of the property, ranging up to 35 years. Gain or loss on the disposition of nonutility property is recognized in net income.

     New Accounting Pronouncements -- SJI adopted Financial Accounting Standards Board (FASB) Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in 1996. It requires the review of long-lived assets for impairment whenever events or changes in circumstances indicate that we may not recover the carrying amount of an asset. We included the resulting impairment of R&T Group, Inc. (R&T) assets in discontinued operations (See Note 3).

     In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which became effective in 1998. This statement establishes standards for reporting selected information about operating segments in SJI's interim and annual financial statements. Adopting this statement did not significantly change the presentation of SJI's financial information. We adopted FASB No. 131 effective January 1, 1998 (See
Note 8).

     In February 1998, the FASB issued Statement No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," to standardize and simplify disclosure requirements about employers' retirement benefit plans. SJI adopted this statement January 1, 1998 (See Note 11).

     In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for our fiscal year ending December 31, 2000. This statement establishes accounting and reporting standards for derivative instruments, including those embedded in other contracts, and for hedging activities. It requires recognizing derivatives as assets or liabilities at fair value on the balance sheet. We are currently evaluating the effects of FASB No. 133 on SJI 's financial condition and results of operations, which will vary based on our use of derivative instruments at the time of adoption.

     Income and Other Taxes -- Deferred Income Taxes are provided for all significant temporary differences between book and taxable income (See Notes 5 &
6).

     New Jersey adopted legislation reforming energy taxation in 1997. The law eliminated the Gross Receipts & Franchise Tax (GRAFT) of approximately 13% of utility revenue, replacing it with a combination of taxes. Beginning January 1, 1998, retail sales and transportation of natural gas, electricity and utility services are subject to the 6% State Sales and Use Tax (SUT). Gas and electric utilities are also subject to the 9% State Corporation Business Tax (CBT). To bridge the revenue gap the law created, the state imposed a Transitional
Energy Facilities Assessment (TEFA) on gas volumes sold and transported. The TEFA will be phased out over 5 years beginning January 1, 1999. The revised tax policy is expected to eliminate tax differences between utility and non-utility suppliers, providing fair competition and lower energy costs for consumers. The legislation required SJG to prepay taxes which, primarily due to warmer weather, did not materialize as expense during 1998. SJG will use the balance of these prepayments in 1999. Additionally, the SUT is not included in reported utility revenues or tax expense, as GRAFT was previously. Therefore, there are equal reductions in these line items on the statements of consolidated income (See Notes 6 & 7).

     Statements of Cash Flows -- For purposes of reporting cash flows, highly liquid investments with original maturities of 3 months or less are considered cash equivalents.

2.   Preferred Stock and Securities of Subsidiary:

     Redeemable Cumulative Preferred Stock -- Annually, SJG is required to offer to purchase 900 and 1,500 shares of its Cumulative Preferred Stock, Series A and Series B, respectively, at par value, plus accrued dividends.

     If preferred stock dividends are in arrears, SJG may not declare or pay dividends or make distributions on its common stock. Preferred shareholders may elect a majority of SJG's directors if four or more quarterly dividends are in arrears.

     Mandatorily Redeemable Preferred Securities -- In May 1997, SJG's statutory trust subsidiary, SJG Capital Trust (Trust), sold $35.0 million of 8.35% SJG-Guaranteed Mandatorily Redeemable Preferred Securities. The Trust's only assets are the 8.35% Deferrable Interest Subordinated Debentures issued by SJG maturing April 2037. This is also the maturity date of the Preferred Securities. The Debentures and Preferred Securities are redeemable at SJG's option at a price equal to 100% of the principal amount at any time on or after April 30, 2002.

     SJI has 2,500,000 authorized shares of Preference Stock, no par value, which has not been issued. SJI has registered and reserved for issuance 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Preferred Stock) connected with adopting its Shareholder Rights Plan (See Note
4).

3.   Divestitures and Affiliations:

     Divestitures -- In December 1996, Energy & Minerals, Inc. (EMI), an SJI subsidiary, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary, for $55.3 million in cash. The net book value of assets sold was approximately $27.9 million. We transferred cash, certain real estate and other assets, along with certain liabilities remaining after the sale, to EMI's books (See Note 13). The $15.0 million net after-tax gain on the sale is included in the 1996 statement of consolidated income under the caption, Net (Loss) Gain on the Disposal of Discontinued Operations. The sale price was subject to customary post-closing entries resulting in a downward after-tax adjustment of $0.6 million recorded in 1997.

     Also in December 1996, SJI developed a formal plan to discontinue the operations of its construction and environmental services operations, R & T Group, Inc. SJI recognized a net loss of $2.4 million in 1996 on the planned disposition of R&T's assets . In 1997, R&T sold all of its operating assets, except some real estate. The proceeds from these sales approximated the net book value of $3.5 million. Associated disposal costs of $189,500, or $123,200 after taxes, are included in the 1997 statement of consolidated income. We reflect these losses in the statements of consolidated income under the caption, Net
(Loss) Gain on the Disposal of Discontinued Operations.

     In 1997 and 1998, SJI conducted tests to estimate the environmental remediation costs for properties owned by South Jersey Fuel, Inc. (SJF), a subsidiary of EMI, from its previously operated fuel oil business. SJI reports the environmental remediation activity related to these properties as discontinued operations. This reporting is consistent with previous years (See
Note 13).

     Summarized operating results of the discontinued operations were:

                                                  Thousands of Dollars
                                              1998        1997        1996
                                            --------    --------    --------

Operating Revenues:
  Sand Mining                               $      -    $      -    $ 30,054
  Construction                                     -       4,928      17,081
                                            --------    --------    --------
        Total Operating Revenues            $      -    $  4,928    $ 47,135
                                            ========    ========    ========
(Loss) Income before Income Taxes:
  Sand Mining                               $ (3,697)   $ (1,257)   $     68
  Construction                                  (587)         39      (1,348)
  Fuel Oil                                       (72)     (1,725)          -
Income Tax Credits                             1,526       1,077         873
                                            --------    --------    --------
Loss from Discontinued Operations - Net     $ (2,830)   $ (1,866)   $   (407)
Earnings per Common Share                   ========    ========    ========
 from Discontinued Operations               $  (0.26)   $  (0.17)   $  (0.04)
                                            ========    ========    ========

     Affiliations -- In 1996, SJF and Union Pacific Fuels, Inc. formed South Jersey Resources Group, LLC (SJRG) to provide natural gas storage, peaking services and transportation capacity for wholesale customers in New Jersey and surrounding states. SJ EnerTrade (EnerTrade) currently holds a 50% non-controlling interest in this affiliation and accounts for the investment under the equity method.

     In October 1998, SJI and Energy East Corporation announced plans to form a jointly owned limited liability company to market retail electricity and energy management services. The LLC is intended to create significant efficiencies and expand service capabilities for both companies in the advent of electric utility restructuring legislation.

     Also in October 1998, SJI and Conectiv announced plans for a joint customer account services venture, Millennium Account Services, LLC, to provide meter reading services in southern New Jersey beginning January 1999. Customers should benefit from reduced meter reading costs resulting from synergies that exist because of overlapping territories.

4.   Common Stock:

     SJI has 20,000,000 shares of authorized Common Stock. The following shares were issued and outstanding:

                                              1998         1997         1996
                                           ----------   ----------   ----------

Beginning of Year                          10,771,413   10,756,679   10,722,171
New Issues During Year:
  Employees' Stock Ownership Plan               3,875        4,770        5,945
  Stock Option & Stock Appreciation
   Rights Plan                                  1,952        9,514       14,163
  Directors' Restricted Stock Plan              1,750          450       14,400
                                           ----------   ----------   ----------
End of Year                                10,778,990   10,771,413   10,756,679
                                           ==========   ==========   ==========

     The par value ($1.25 per share) of stock issued in 1998, 1997 and 1996 was credited to Common Stock. Net excess over par value of approximately $0.3 million, $0.5 million, and $0.4 million, respectively, was credited to Premium on Common Stock.

     Effective 1996, SJI adopted FASB Statement No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for stock-based compensation. As permitted by the statement, we elect to continue measuring compensation costs using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The pro forma effect of adopting the fair value based method of accounting on net income and Earnings Per Share (EPS) is immaterial for the 1998, 1997 and 1996 fiscal years.

     Stock Option and Stock Appreciation Rights Plan -- Under this plan, not more than 306,000 shares in the aggregate may be issued to SJI's officers and other key employees. No options or stock appreciation rights may be granted under the Plan after January 23, 2007. At December 31, 1998, 1997 and 1996, SJI had 5,000, 13,060 and 34,990 options outstanding, respectively, all exercisable at prices from $17.16 to $24.69 per share. During 1997 and 1996, 4,311 and 14,550 options were exercised respectively, at prices from $17.16 to $17.89 per share. In addition, during 1998 and 1997, 8,060 and 17,619 options were surrendered for the issuance of 1,952 and 5,203 shares, respectively. No options were granted in 1998, 1997 or 1996. No stock appreciation rights were issued under the Plan. Stock options outstanding at December 31, 1998, 1997 and 1996, had no effect on EPS.

     Dividend Reinvestment and Stock Purchase Plan (DRP) and Employees' Stock Ownership Plan (ESOP) -- Shares of common stock offered through the DRP are currently purchased in the open market. All shares offered through the ESOP are issued directly by SJI. As of December 31, 1998, SJI reserved 112,951 and 31,496 shares of authorized, but unissued, common stock for future issuance to the DRP and ESOP, respectively.

     Directors' Restricted Stock Plan -- In September 1996, the board of directors adopted a restricted stock plan. Under this Plan, SJI granted an initial award of 13,800 shares in December 1996, at a market value of $24.00 per share. The Plan also provides for annual awards and, in December 1998, 1997 and 1996, we granted 1,750, 450 and 600 additional shares, respectively. Initial awards vest over 5 years, with 20% of those awards vesting annually. Annual awards vest on their third anniversary. SJI holds shares issued as restricted stock until the attached restrictions lapse. The stock's market value on the grant date is recorded as compensation expense over the applicable vesting period.

     Shareholder Rights Plan -- In September 1996, the board of directors adopted a shareholder rights plan providing for the distribution of one right for each share of common stock outstanding on and after October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Preferred Stock at an exercise price of $90 (See Note 2).

     The rights will not be exercisable until after a person or group acquires 10% or more of SJI's common stock. Each of the rights (except for those held by the 10% holder) entitles the holder to purchase that number of shares of SJI's common stock, or common stock of the acquiring company, at a market value equal to two times the exercise price.

     SJI may redeem the rights in whole, but not in part, for $.001 per right at any time until 10 days following the time the acquiring person or group reached the 10% threshold. The rights will expire if not exercised or redeemed by September 20, 2006.

5.   Regulatory Assets and Deferred Credits -- Federal and Other Taxes:

     The primary asset created by adopting FASB Statement No. 109, "Accounting for Income Taxes," was Income Taxes - Flowthrough Depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented excess federal tax depreciation over book depreciation on utility plant because of temporary differences for which, prior to FASB No. 109, deferred taxes previously were not provided. SJG previously flowed these tax benefits through in rates. SJG is recovering the amortization of the regulatory asset through rates over 18 years which began in December 1994.

     The Investment Tax Credit (ITC) attributable to SJG was deferred and continues to be amortized at the annual rate of 3%, which approximates the life of related assets.

     SJG deferred $11.8 million resulting from a change in the basis for accruing GRAFT in 1978, and is amortizing it on a straight-line basis to operations over 30 years beginning that same year.

6.   Income and Other Taxes:

     Total income taxes applicable to operations differs from the tax that would have resulted by applying the statutory Federal Income Tax rate to pre-tax income for the following reasons:

                                                  Thousands of Dollars
                                              1998        1997        1996
                                            --------    --------    --------

Tax at Statutory Rate                       $  7,877    $ 10,260    $  9,947
Increase (Decrease) Resulting from:
  State Income Taxes                           3,170          23          16
  Amortization of ITC                           (393)       (393)       (390)
  Tax Depreciation Under Book
   Depreciation on Utility Plant                 664         664         664
  Other - Net                                    542         185         (66)
                                            --------    --------    --------
Income Taxes as reported on the
 Statements of Consolidated Income            11,860      10,739      10,171
Tax Associated with
 Discontinued Operations                      (1,526)     (1,424)      7,657
                                            --------    --------    --------
        Net Income Taxes                    $ 10,334    $  9,315    $ 17,828
                                            ========    ========    ========


The provision for Income Taxes is comprised of the following:

                                                  Thousands of Dollars
                                              1998        1997        1996
                                            --------    --------    --------

Current:
  Federal                                   $  2,225    $  4,964    $   (709)
  State                                        2,227          97          16
                                            --------    --------    --------
        Total Current                          4,452       5,061        (693)
                                            --------    --------    --------
Deferred:
  Federal -
    Excess of Tax Depreciation Over
     Book Depreciation - Net                   5,308       4,162       4,610
    Deferred Fuel Costs                        1,397         349       3,340
    Environmental Remediation Costs - Net      1,990       1,903       1,214
    Amortization of Gross Receipts Taxes        (155)       (140)       (140)
    Alternative Minimum Tax                   (1,750)       (304)      2,939
    Other - Net                                   68         175        (709)
  State                                          943         (74)          -
                                            --------    --------    --------
        Total Deferred                         7,801       6,071      11,254
                                            --------    --------    --------
ITC                                             (393)       (393)       (390)
                                            --------    --------    --------
  Income Taxes as reported on the
   Statements of Consolidated Income          11,860      10,739      10,171
Tax Associated with Discontinued
 Operations                                   (1,526)     (1,424)      7,657
                                            --------    --------    --------
        Net Income Taxes                    $ 10,334    $  9,315    $ 17,828
                                            ========    ========    ========


     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of SJI's net deferred tax liability at December 31 are:

                                                        Thousands of Dollars
                                                          1998        1997
                                                        --------    --------

Deferred Tax Liabilities:
  Tax Depreciation Over Book Depreciation               $ 66,966    $ 62,945
  Difference Between Book and Tax Basis of Property        5,951       5,579
  Deferred Fuel Costs                                      6,475       5,078
  Deferred Regulatory Costs                                  776         996
  Environmental Remediation Costs                          7,925       7,463
  Excess Protected                                         3,421       3,485
  Gross Receipts Taxes                                     1,255       1,424
  Other                                                    1,277       1,204
                                                        --------    --------
        Total Deferred Tax Liabilities                    94,046      88,174
                                                        --------    --------
Deferred Tax Assets:
  Alternative Minimum Tax                                  3,135       1,542
  ITC Basis Gross Up                                       2,802       3,004
  Other                                                    3,282       4,997
                                                        --------    --------
        Total Deferred Tax Assets                          9,219       9,543
                                                        --------    --------
        Net Deferred Tax Liability                      $ 84,827    $ 78,631
                                                        ========    ========


The significant components of Other Taxes are:

                                                  Thousands of Dollars
                                              1998        1997        1996
                                            --------    --------    --------

TEFA                                        $  7,378    $      -    $      -
GRAFT                                            123      27,361      30,917
Other                                          2,977       3,057       3,007
                                            --------    --------    --------
        Total Other Taxes                   $ 10,478    $ 30,418    $ 33,924
                                            ========    ========    ========


     During 1998, SJG recorded an additional $12.0 million for SUT on utility services through its consolidated balance sheet. As an agent for the collection of SUT, we exclude these amounts from reported revenues and tax expense (See
Note 1).

                                     - 22 -

7.   Recent Regulatory Actions:

     In July 1996, 1997 and 1998, SJG filed with the BPU to recover increased remediation costs expended from August 1995 through July 1998 totaling $4.5 million. The BPU approved the 1996-1997 RAC filing in October 1998. We updated the 1997-1998 RAC filing and included the results in the 1998-1999 RAC filing. We updated the 1998-1999 RAC filing in December 1998 requesting a $5.0 million increase. Both filings are still pending at the BPU.

     In September 1996, SJG made its annual LGAC and TAC filings with the BPU proposing a decrease to the LGAC of $1.4 million and a credit resulting from the TAC of $2.5 million. We rolled the updated 1996-1997 LGAC year results into the 1997-1998 LGAC filed with the BPU in September 1997. The TAC credit resulted from significantly colder weather during the TAC period from October 1, 1995 through May 31, 1996. The BPU approved the revenue reduction for the TAC credit in January 1997. We credited customers bills in 1997, and the earnings impact was reflected in 1996.

     In January 1997, the BPU granted SJG a total rate increase of $10.3 million. The $6.0 million base rate portion of the increase was based on a 9.62% rate of return on rate base, which included an 11.25% return on common equity. The majority of this increase comes from residential and small commercial customers. Part of the increase is recovered from service fees which charge specific customers for costs they cause SJG to incur. Additionally, SJG's threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation (Sharing Formula) increased from $4.0 million to $5.0 million. Later in 1997, the $5.0 million threshold increased by $500,000, the annual revenue requirement associated with completing a specific pipeline interconnection. At the end of 1998, the threshold increased by another $2.0 million, with the completion of major construction projects. SJG keeps 100% of pre-tax margins up to the threshold level and 20% of such margins above that level. In October 1998, the BPU approved a revision to the Sharing Formula as part of an agreement to modify SJG's TAC. The revision credits the first $750,000 above the current threshold level to the LGAC customers. Thereafter, SJG keeps 20% of the pre-tax margins as it has historically.

     As part of the tariff changes approved in the rate case, SJG began its pilot program in April 1997, giving residential customers a choice of gas supplier. During the initial enrollment period, which ended in June 1997, nearly 13,000 residential customers applied for this service. SJG began transporting gas for these customers in August 1997. In June 1998, the BPU expanded the number of potential participants to 25,000. There were 17,310 participants as of December 31, 1998. Participants' bills are reduced for cost of gas charges and applicable taxes. The resulting decrease in revenues is offset by a corresponding decrease in gas costs and taxes under SJG's BPU-approved fuel clause. While the program reduces utility revenues, it does not affect SJI's net income, financial condition or margins. We also expanded the choices available to commercial and industrial customers, including a new transportation tariff providing savings to qualified customers.

     In May 1997, SJG filed to recover additional postretirement benefit costs of approximately $1.3 million annually. This recovery was approved in December 1997 and began January 1998.

     In September 1997, SJG filed with the BPU to adjust rates by replacing the GRAFT with the SUT, CBT and TEFA (See Notes 1 & 6). The new rates were effective January 1, 1998.

     In September 1997 and 1998, SJG filed its annual LGAC, TAC and DSMC with the BPU. The LGAC and DSMC cover the period November 1 through October 31 of each year. The TAC period runs from October 1 through May 31. In the 1997-1998 filing, SJG requested a $4.7 million increase in the annual LGAC recovery which includes the 1996-1997 LGAC year. The 1997-1998 LGAC year ended in October 1998 and we rolled the results of that year into the 1998-1999 LGAC filing. The 1998-1999 LGAC filing requested a decrease in rates of $414,000 and resolution of prior filings. All filings are still pending at the BPU. We believe the ultimate settlement of these filings will not adversely affect SJI's financial position, results of operations or liquidity.

     In March 1998, the BPU approved new appliance service rates. The new rates are competitive with those of other service providers in New Jersey and are designed to increase earnings and cash flows. In April 1998, the BPU also authorized SJG to offer new appliance service contract plans and to service electric air conditioners.

     In June 1998, SJG filed a petition with the BPU requesting a change to the TAC. The request was granted in October 1998. As a result, SJG will experience reduced fluctuations in income when weather is warmer or colder than normal.

8.   Segments of Business:

     Information about SJI's operations in different industry segments is presented below:

                                                  Thousands of Dollars
                                              1998        1997        1996
                                            --------    --------    --------

Operating Revenues:
  Gas Utility Operations                    $299,070    $327,548    $330,334
  Other Industries                           153,191      22,083      27,237
                                            --------    --------    --------
        Subtotal                             452,261     349,631     357,571
  Intersegment Sales                          (2,015)     (1,064)     (2,113)
                                            --------    --------    --------
        Total Operating Revenues            $450,246    $348,567    $355,458
                                            ========    ========    ========


     The increase in operating revenues from Other Industries is due primarily to SJE's wholesale electricity sales which began in January 1998. SJE exited this activity later in 1998 (See Note 3).

                                                  Thousands of Dollars
                                              1998        1997        1996
                                            --------    --------    --------

Operating Income:
  Gas Utility Operations                    $ 49,234    $ 51,555    $ 49,476
  Other Industries                               640      (1,009)        308
        Subtotal                              49,874      50,546      49,784
  Income Taxes                               (11,860)    (10,739)    (10,171)
  General Corporate Expense                   (1,929)     (1,165)     (1,054)
        Total Operating Income              $ 36,085    $ 38,642    $ 38,559
Depreciation, Depletion and Amortization:
  Gas Utility Operations                    $ 19,014    $ 17,867    $ 17,540
  Other Industries                                28          18          35
  Discontinued Operations                         21         227       3,887
        Total                               $ 19,063    $ 18,112    $ 21,462
Property Additions:
  Gas Utility Operations                    $ 64,862    $ 48,533    $ 39,384
  Other Industries                                71         141           6
  Discontinued Operations                          -           1       2,841
        Total                               $ 64,933    $ 48,675    $ 42,231
Identifiable Assets:
  Gas Utility Operations                    $720,137    $649,113    $599,926
  Other Industries                            21,367      11,322       8,041
  Discontinued Operations                      2,380       2,993       9,341
        Subtotal                             743,884     663,428     617,308
Corporate Assets                              25,251      23,664      67,018
Intersegment Assets                          (21,040)    (16,491)    (25,945)
        Total Assets                        $748,095    $670,601    $658,381


     SJI's interest expense relates primarily to SJG's borrowing and financing activities. Interest income is essentially derived from borrowings between the subsidiaries and is eliminated during consolidation. These amounts are included in our statements of consolidated income and not shown above.

     Gas Utility Operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Other Industries include the natural gas and electric acquisition and transportation service companies (See
Note 3).

     Total Operating Revenues by industry segment include both sales to unaffiliated customers, as reported in SJI's statements of consolidated income,

                                     - 23 -

and intercompany sales, which are accounted for at the fair market value of the goods or services rendered.

     Operating Income is total revenues less operating expenses, income taxes and general corporate expenses, as shown on the statements of consolidated income.

     Identifiable Assets are those used in each segment of SJI's operations. Corporate assets are principally cash and cash equivalents, land, buildings and equipment held for corporate use.

9.   Financial Instruments:

     Long-Term Debt -- The fair values of SJI's long-term debt, including current maturities, as of December 31, 1998 and 1997, are estimated to be $227.0 million and $205.8 million, respectively. Carrying amounts are $203.6 million and $185.4 million, respectively. The estimates are based on the interest rates available to SJI at the end of each year for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

     Other Financial Instruments -- The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 1998 and 1997.

10.  Unused Lines of Credit and Compensating Balances:

     Unused lines of credit available at December 31, 1998, were approximately $38.0 million. Borrowings under these lines of credit are at market rates. The weighted borrowing cost, which changes daily, was approximately 5.81% and 6.06% at December 31, 1998 and 1997, respectively. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

11.  Pensions & Other Postretirement Benefits:

     The following reflects the new disclosure requirements of FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

     SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to substantially all full-time, regular employees upon retirement. The other postretirement benefit plans provide health care and life insurance benefits to some retired employees.

     The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Amounts accrued prior to that authorization were deferred and are being amortized as allowed by the BPU. The unamortized balance amounting to $5.5 million at December 31, 1998 is recoverable in rates. We are amortizing the major portion of this amount over 15 years which started January 1998.
Net periodic benefit cost related to the pension and other postretirement benefit insurance plans, consisted of the following components:



                                              Thousands of Dollars

                                 Pension Benefits                  Other Benefits
                            1998       1997       1996       1998       1997       1996
                          -------    -------    -------    -------    -------    -------
Service cost              $ 1,912    $ 1,960    $ 1,916    $   903    $   994    $   930
Interest cost               3,973      3,820      3,481      1,494      1,579      1,432
Expected return on
 plan assets               (3,894)    (3,358)    (3,145)      (417)      (272)      (164)
Amortization of
 transition obligation         72         72         72        796        796        796
Amortization of loss
 (gain) and other             292        340        262        (14)         -          -
                          -------    -------    -------    -------    -------    -------
Net periodic
 benefit cost             $ 2,355    $ 2,834    $ 2,586    $ 2,762    $ 3,097    $ 2,994
                          =======    =======    =======    =======    =======    =======


     A reconciliation of the Plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidated balance sheets follows:

                                               Thousands of Dollars

                                     Pension Benefits         Other Benefits
                                     1998        1997        1998        1997
                                   --------    --------    --------    --------

Change in Benefit Obligation:
Benefit obligation at
 beginning of year                 $ 56,753    $ 50,735    $ 24,024    $ 21,677
  Service cost                        1,912       1,960         903         994
  Interest cost                       3,973       3,820       1,494       1,579
  Plan amendments                         0       1,681           0           0
  Actuarial loss (gain) and other     3,783         820      (1,669)        635
  Benefits paid                      (2,386)     (2,263)       (504)       (861)
                                   --------    --------    --------    --------
Benefit obligation at end of year  $ 64,035    $ 56,753    $ 24,248    $ 24,024
                                   ========    ========    ========    ========
Change in Plan Assets:
Fair value of plan assets at
 beginning of year                 $ 46,875    $ 40,335    $  4,403    $  2,835
  Actual return on plan assets        1,887       6,103         568         448
  Employer contributions              1,600       2,700       2,505       1,981
  Benefits paid                      (2,386)     (2,263)       (504)       (861)
                                   --------    --------    --------    --------
Fair value of plan assets at
 end of year                       $ 47,976    $ 46,875    $  6,972    $  4,403
                                   ========    ========    ========    ========

Funded status                      $(16,059)   $ (9,878)   $(17,276)   $(19,621)
  Unrecognized prior service cost     3,222       3,514           -           -
  Unrecognized net transition
   obligation                           359         430      11,151      11,947
  Unrecognized net loss (gain)
   and other                          9,101       3,312      (1,105)        701
                                   --------    --------    --------    --------
Accrued net benefit cost at
 end of year                       $ (3,377)   $ (2,622)   $ (7,230)   $ (6,973)
                                   ========    ========    ========    ========

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets as of December 31, 1998, were $35.2 million, $28.4 million, and $26.2 million, respectively. As of December 31, 1997, the accumulated benefit obligations did not exceed plan assets.

     Assumptions used in the accounting for these plans were as follows:

                                     Pension Benefits         Other Benefits
                                     1998        1997        1998        1997
                                   --------    --------    --------    --------

Discount rate                       6.75%       7.25%       6.75%       7.25%
Expected return on plan assets      9.00%       8.50%       9.00%       8.50%
Rate of compensation increase       4.10%       4.10%          -           -


     The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 1998, are: Medical and Drug
- 6.25% in 1998 for participants age 65 or older, grading to 5.5% in 2001, and 8.0% in 1998 for participants under age 65, grading to 5.5% in 2005. Dental - 7.25% in 1998, grading to 5.5% in 2005.

     A 1% change in the assumed health care cost trend rates for SJI's postretirement health care plans in 1998 would have the following effects:

                                                     Thousands of Dollars
                                                 1% Increase     1% Decrease
                                                 -----------     -----------

Effect on the aggregate of the service
 and interest cost components                      $   397        $   (341)
Effect on the postretirement benefit obligation    $ 3,520        $ (2,855)

12.  Retained Earnings:

     Restrictions exist under various loan agreements regarding the amount of cash dividends or other distributions that we may pay on SJG's common stock. SJI's total equity in its subsidiaries' retained earnings, which is free of these restrictions, was approximately $42.7 million as of December 31, 1998.

13.  Commitments and Contingencies:

     Construction Commitments -- SJI's estimated cost of construction and environmental remediation programs for 1999 totals $53.2 million. Commitments were made regarding these programs.

     Gas Supply Contracts -- SJG, in the normal course of conducting business, has entered into long-term contracts for natural gas supplies, firm transportation and gas storage service. The earliest that any of these contracts expires is 2000. The transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.8 million per month, recovered on a current basis through the LGAC.

     Pending Litigation -- SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We set up reserves when these claims become apparent. We also maintain insurance and record probable insurance recoveries relating to outstanding claims.

     In 1996, a group of Atlantic City casinos filed a petition with the BPU alleging overcharges of over $10.0 million, including interest. We reached a settlement under which SJG will make no payments. The casinos issued general releases to SJG and withdrew the petition in September 1998. In return, SJG filed with the BPU to amend an existing rate schedule providing the casinos with limited firm service which will better meet their needs.

     Environmental Remediation Costs -- SJI incurred and recorded costs for environmental cleanup of sites where SJG or its predecessors operated gas manufacturing plants. SJG stopped manufacturing gas over 35 years ago. SJI and some of its nonutility subsidiaries also recorded costs for environmental cleanup of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

     Since the early 1980s, SJI recorded environmental remediation costs of $105.4 million, of which $47.8 million was spent as of December 31, 1998. With the assistance of an outside consulting firm, we estimate that future costs to clean up SJG's sites will range from $52.9 million to $160.3 million. We recorded the lower end of this range as a liability. It is reflected on the 1998 consolidated balance sheet under the captions, Current Liabilities and Deferred Credits and Other Non-Current Liabilities (See Note 1). SJG did not adjust the accrued liability for future insurance recoveries, which management is pursuing. SJG received $4.2 million of insurance recoveries as of December 31, 1998. We used these proceeds to offset related legal fees and to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site-specific requirements.

     The major portion of recorded environmental costs relate to the cleanup of SJG's former gas manufacturing sites. SJG recorded $98.6 million for the remediation of these sites and spent $45.7 million through December 31, 1998.

     SJG has two regulatory assets associated with environmental cost. The first regulatory asset is titled Environmental Remediation Cost: Expended - Net.
These expenditures represent what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of FASB Statement No. 71, "Accounting for the Effects of Certain Types of Regulation." The BPU allowed SJG to recover expenditures through July 1996 and petitions to recover costs through July 1998 are pending (See Note 7).

     The other regulatory asset titled Environmental Remediation Cost: Liability for Future Expenditures relates to estimated future expenditures determined under the guidance of FASB Statement No. 5, "Accounting for Contingencies." This amount, which relates to former manufactured gas plant sites, was recorded as a deferred debit with the corresponding amount reflected on the consolidated balance sheets under the captions, Current Liabilities and Deferred Credits and Other Non-Current Liabilities. The deferred debit is a regulatory asset under FASB No. 71. The BPU's intent, evidenced by current practice, is to allow SJG to recover the deferred costs after they are spent.

     SJG files with the BPU to recover these costs in rates through its RAC. The BPU has consistently allowed the full recovery over 7-year periods, and SJG believes this will continue. As of December 31, 1998, SJG's unamortized remediation costs of $25.2 million are reflected on the consolidated balance sheet under the caption, Regulatory and Other Non-Current Assets. Since BPU approval of the RAC in 1992, SJG recovered $16.3 million through rates as of December 31, 1998 (See Note 7).

     With Morie's sale, EMI assumed responsibility for environmental liabilities which we estimate to range between $3.1 million and $9.7 million. The information available on these sites is sufficient only to establish a range of probable liability, and no point within the range is more likely than any other. Therefore, EMI continues to accrue the lower end of the range. Changes in the accrual are included in the statements of consolidated income under the caption, Loss from Discontinued Operations - Net.

     SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for SJI's site range between $0.3 million and $0.9 million, while SJF's estimated liability ranges from $1.3 million to $4.8 million for its three sites. The lower ends of these ranges were recorded and are reflected on the 1998 consolidated balance sheet under Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 1998.


             Management's Responsibilities for Financial Statements

     South Jersey Industries, Inc.'s management is responsible for the integrity and objectivity of SJI's financial statements and related disclosures. These statements and disclosures were prepared using management's best judgment and conform with generally accepted accounting principles.

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


Quarterly Financial Data (unaudited)

The summarized quarterly results of SJI's operations, in thousands except for per share amounts:

                                              1998 Quarter Ended                             1997 Quarter Ended
                                  -----------------------------------------      -----------------------------------------
                                  March 31   June 30    Sept. 30   Dec. 31       March 31   June 30    Sept. 30   Dec. 31
                                  --------   --------   --------   --------      --------   --------   --------   --------

Operating Revenues                $122,847   $ 71,663   $131,499   $124,237      $131,403   $ 62,312   $ 54,151   $100,701
                                  --------   --------   --------   --------      --------   --------   --------   --------

Operating Expenses:
  Operation and Maintenance
   Including Fixed Charges          97,127     71,644    134,567    110,754        94,802     56,666     57,532     79,981
  Income Taxes                       9,436       (463)    (1,697)     4,584         8,399        343     (2,024)     4,021
  Other Taxes                        3,928      2,036      1,603      2,911        13,154      5,301      3,126      8,837
                                  --------   --------   --------   --------      --------   --------   --------   --------

Income (Loss) from
 Continuing Operations              12,356     (1,554)    (2,974)     5,988        15,048          2     (4,483)     7,862

Discontinued Operations - Net         (228)    (2,368)       (91)      (143)         (147)      (173)      (284)    (2,029)
                                  --------   --------   --------   --------      --------   --------   --------   --------

Net Income (Loss) Applicable
 to Common Stock                  $ 12,128   $ (3,922)  $ (3,065)  $  5,845      $ 14,901   $   (171)  $ (4,767)  $  5,833
                                  ========   ========   ========   ========      ========   ========   ========   ========

Earnings Per Common Share
 (Based on Average Shares
 Outstanding): (1)
  Continuing Operations           $   1.15   $  (0.14)  $  (0.27)  $   0.55      $   1.39   $   0.00   $  (0.42)  $   0.73
  Discontinued Operations            (0.02)     (0.22)     (0.01)     (0.01)        (0.01)     (0.02)     (0.02)     (0.19)
                                  --------   --------   --------   --------      --------   --------   --------   --------

Earnings Per Common Share         $   1.13   $  (0.36)  $  (0.28)  $   0.54      $   1.38   $  (0.02)  $  (0.44)  $   0.54
                                  ========   ========   ========   ========      ========   ========   ========   ========

Average Shares Outstanding          10,774     10,775     10,776     10,778        10,760     10,762     10,763     10,767
                                  ========   ========   ========   ========      ========   ========   ========   ========


(1)  The sum of the quarters for 1998 and 1997 does not equal the year's total due to rounding.
NOTE: Because of the seasonal nature of the business, statements for the 3-month periods are not indicative of the results for a full year.



Market Price of Common Stock and Related Information

                                        Dividends                                                 Dividends
Quarter Ended   Market Price Per Share  Declared        Quarter Ended   Market Price Per Share    Declared
1998            High         Low        Per Share       1997            High         Low          Per Share
-------------   ----------------------  ---------       -------------   ---------------------     ---------
March 31        $ 30 3/4     $ 28 3/4   $0.36           March 31        $ 24 7/8     $ 21 3/8     $0.36
June 30         $ 30         $ 26 1/2   $0.36           June 30         $ 23 3/8     $ 21         $0.36
Sept. 30        $ 27 7/8     $ 22       $0.36           Sept. 30        $ 25 3/16    $ 22 3/8     $0.36
Dec. 31         $ 27         $ 25       $0.36           Dec. 31         $ 30 1/2     $ 24 5/16    $0.36


These quotations are based on the list of composite transactions of the New York Stock Exchange. Our stock is traded on the New
York and Philadelphia stock exchanges under the symbol SJI. We have declared and expect to continue to declare regular quarterly cash dividends. As of December 10, 1998, the latest available date, our stock records indicate that there were 10,420 shareholders.


South Jersey Gas Company Comparative Operating Statistics

                                                   1998         1997         1996         1995         1994
                                                 ---------    ---------    ---------    ---------    ---------
Utility Operating Revenues (Thousands): (1)
  Firm
    Residential                                  $ 147,274    $ 176,717    $ 177,673    $ 151,720    $ 151,857
    Commercial                                      36,328       60,418       70,755       58,135       61,848
    Industrial                                       4,175        5,535        7,540        6,014        8,349
    Cogeneration & Electric Generation               8,119        5,249       16,173       15,725       19,301
    Firm Transportation                             24,893       15,966       10,473       13,930       18,092
                                                 ---------    ---------    ---------    ---------    ---------

        Total Firm                                 220,789      263,885      282,614      245,524      259,447

  Interruptible                                      2,506        6,085        7,256        6,786        6,610
  Interruptible Transportation                       2,598        3,507        2,630        2,778        2,985
  Off-System                                        62,578       39,403       28,236       20,360       38,161
  Capacity Release & Storage                         6,031        8,533        4,349        3,374            2
  Other                                              4,568        6,135        5,249        3,897        4,254
                                                 ---------    ---------    ---------    ---------    ---------
  Intercompany Sales                                (1,032)         (71)      (1,039)      (2,486)     (13,429)
                                                 ---------    ---------    ---------    ---------    ---------

        Total Utility Operating Revenues         $ 298,038    $ 327,477    $ 329,295    $ 280,233    $ 298,030
                                                 =========    =========    =========    =========    =========
Throughput (MMcf):
  Firm
    Residential                                     16,979       19,955       21,699       19,573       19,543
    Commercial                                       4,826        8,067       10,117        8,945        9,276
    Industrial                                         348          733        1,238        1,016        1,364
    Cogeneration & Electric Generation               2,373        1,230        5,180        4,860        5,384
    Firm Transportation                             22,336       20,196       12,969       14,417       14,401
                                                 ---------    ---------    ---------    ---------    ---------

        Total Firm Throughput                       46,862       50,181       51,203       48,811       49,968
                                                 ---------    ---------    ---------    ---------    ---------

  Interruptible                                        694        1,345        1,618        1,843        1,810
  Interruptible Transportation                       6,049        7,586        5,422        5,888        5,424
  Off-System                                        26,916       14,462        8,571        9,590       16,840
  Capacity Release & Storage                        27,319       36,382       25,460       25,915           46
                                                 ---------    ---------    ---------    ---------    ---------

        Total Throughput                           107,840      109,956       92,274       92,047       74,088
                                                 =========    =========    =========    =========    =========

Number of Customers at Year End:
  Residential                                      248,210      242,132      236,008      230,446      224,394
  Commercial                                        18,457       18,037       17,469       17,179       16,615
  Industrial                                           398          398          397          397          397
                                                 ---------    ---------    ---------    ---------    ---------

        Total Customers                            267,065      260,567      253,874      248,022      241,406
                                                 =========    =========    =========    =========    =========

Maximum Daily Sendout (MMcf)                           314          355          325          335          370
                                                 =========    =========    =========    =========    =========

Annual Degree Days                                   4,110        4,829        5,175        4,865        4,820
                                                 =========    =========    =========    =========    =========

Normal Degree Days *                                 4,708        4,728        4,689        4,709        4,680
                                                 =========    =========    =========    =========    =========


* Average degree days recorded in SJG service territory during 20-year period ended June 30 of prior year. Normal degree days for prior years have been restated.

South Jersey Industries, Inc.
Board of Directors

Charles Biscieglia
Age 54  3+, 4+, 5+
President and CEO of SJI and SJG

Anthony G. Dickson
Age 50  1, 2, 3
President, New Jersey Manufacturers Insurance Company, West Trenton, N.J.

Richard L. Dunham
Age 69  3+, 4, 5+
Chairman of the Board of SJI; former Chairman of the Federal Power Commission (now the Federal Energy Regulatory Commission), Washington, D.C.

W. Cary Edwards
Age 54  2, 3, 4
Managing Partner, law firm of Edwards, Caldwell & Poff, Hawthorne, N.J.

Thomas L. Glenn, Jr.
Age 64  1, 3*, 4
Chairman, Glenn Insurance, Inc., Absecon, N.J.

Herman D. James, Ph.D.
Age 55  1*, 2, 5
Distinguished Professor, Rowan University, Glassboro, N.J.

Clarence D. McCormick
Age 69  2*, 4*, 5
Chairman and CEO of The Farmers and Merchants National Bank of Bridgeton, N.J., and Chairman and President of Southern Jersey Bancorp of Delaware, Bridgeton, N.J.

Frederick R. Raring
Age 61  1, 3
President, Seashore Supply Company, Atlantic City, N.J.

Shirli M. Vioni, Ph.D.
Age 58  1, 4, 5*
President, Billings-Vioni Management Associates, Gahanna, Ohio

1       Audit Committee
2       Compensation/Pension Committee
3       Environmental Committee
4       Executive Committee
5       Nominating Committee
*       Committee Chair
+       Ex Officio


South Jersey Industries, Inc.
Officers

Richard L. Dunham
Chairman of the Board

Charles Biscieglia
President and CEO

Edward J. Graham
Vice President

David A. Kindlick
Vice President

Albert V. Ruggiero
Vice President

George L. Baulig
Secretary and Treasurer

William J. Smethurst, Jr.
Assistant Secretary and Assistant Treasurer

SJI Corporate Headquarters

1 South Jersey Plaza
Folsom, NJ 08037-9917
(609) 561-9000
TDD only 1-800-547-9085
www.sjindustries.com
e-mail: sji@aol.com


Transfer Agent and Registrar

First Union National Bank
Corporate Trust Client Services NC 1153
1525 West W. T. Harris Blvd. 3C3
Charlotte, NC  28288-1153


Dividend, Dividend Reinvestment and
Other Shareholder Inquiries

South Jersey Industries, Inc.
Shareholder Records Department
609-561-9000 ext. 4238 or 4321


Investor Relations

Stephen H. Clark, Director
609-561-9000 ext. 4260


Annual Meeting Information

     The Annual Meeting of Shareholders will be held Thursday, April 22, 1999 at 10 a.m. at SJI's corporate headquarters.

     South Jersey Industries, Inc. stock is traded on the New York and Philadelphia stock exchanges under the trading symbol, SJI.

     The information contained herein is not given in connection with any sale or offer of, or solicitation of an offer to buy, any securities.


Dividend Reinvestment and Stock Purchase Plan

     SJI's Dividend Reinvestment and Stock Purchase Plan provides record shareholders of the company's common stock with a way to increase their investment in SJI without payment of any brokerage commission or service charge.

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



                              - Inside Back Cover -





                          South Jersey Industries, Inc.
                              1 South Jersey Plaza
                          Folsom, New Jersey 08037-9917




                                 - Back Cover -