Form 10-K, Exhibit 13
period 1999-12-31
SOUTH JERSEY INDUSTRIES INC
filed 2000-03-30
CIK 91928

Exhibit 13


                         South Jersey Industries, Inc.

                             Racing Into The Future

                       1999 Annual Report to Shareholders


Company Profile
---------------

South Jersey Industries, Inc. is an energy services holding company for South Jersey Gas Company and South Jersey Energy Company. South Jersey Gas Company provides natural gas utility service to residential, commercial and industrial customers in the seven southern counties of New Jersey. SJG also sells natural gas to wholesale customers in the interstate market. SJG provides residential HVAC and appliance repair service and warranty programs, and sells natural gas appliances and equipment at its retail Natural Gas Advantage Stores. South Jersey Energy Company is a licensed natural gas and electricity supplier for residential, commercial and industrial customers; provides energy consultation services to help commercial and industrial facilities reduce their overall energy costs; and provides companies with a new real-time environmental air monitoring system used during environmental cleanups. To learn more about SJI and its subsidiaries please visit http://www.sjindustries.com.


Table of Cotents
----------------

      2  Financial Highlights
      4  Where the Rubber Meets the Road:
         Chairman's Letter to Shareholders
      6  Pedal to the Metal:
         South Jersey Gas Company
     10  Start Your Engines:
         South Jersey Energy Company
     12  Under the Hood:
         Management's Discussion
     16  Consolidated Financial Statements
     20  Notes to Consolidated Financial Statements
     26  Quarterly Financial Data
     27  Comparative Operating Statistics
     28  SJI Directors and Officers


                                     - 1 -


1999 Highlights
Five-Year Summary of Selected Financial Data
(in Thousands Where Applicable)

                                                       South Jersey Industries, Inc. and Subsidiaries
                                                                   Year Ended December 31,

                                                   1999         1998         1997         1996         1995
                                                 --------     --------     --------     --------     --------
Operating Results:
  Operating Revenues                             $392,477     $333,010     $348,567     $355,458     $304,163
                                                 ========     ========     ========     ========     ========

  Operating Income                                $45,887      $35,713      $38,642      $38,559      $35,218
                                                 ========     ========     ========     ========     ========

  Income Applicable to Common Stock:
    Continuing Operations                         $21,977      $13,444      $18,429      $18,265      $14,874
    Discontinued Operations - Net (1)                (289)      (2,458)      (2,633)      12,233        2,769
                                                 --------     --------     --------     --------     --------
      Net Income Applicable to Common Stock       $21,688      $10,986      $15,796      $30,498      $17,643
                                                 ========     ========     ========     ========     ========

Total Assets                                     $766,925     $748,095     $670,601     $658,381     $604,309
                                                 ========     ========     ========     ========     ========

Capitalization:
  Common Equity                                  $185,275     $169,234     $173,499     $172,731     $157,297
  Preferred Stock and Securities of Subsidiary     37,044       37,134       37,224        2,314        2,404
  Long-Term Debt                                  183,561      194,710      176,360      149,736      168,721
                                                 --------     --------     --------     --------     --------
      Total Capitalization                       $405,880     $401,078     $387,083     $324,781     $328,422
                                                 ========     ========     ========     ========     ========

Ratio of Income from Continuing Operations to
 Fixed Charges (Before Income Taxes)                 2.61         2.13         2.44         2.40         2.16
                                                 ========     ========     ========     ========     ========

Earnings Applicable to Common Stock
 (Based on Average Shares):
  Continuing Operations                             $2.01        $1.25        $1.71        $1.70        $1.39
  Discontinued Operations - Net (1)                 (0.02)       (0.23)       (0.24)        1.14         0.26
                                                 --------     --------     --------     --------     --------
      Earnings per Common Share                     $1.99        $1.02        $1.47        $2.84        $1.65
                                                 ========     ========     ========     ========     ========

Return on Average Common Equity (2)                 12.40%        7.85%       10.65%       11.07%        9.53%
                                                 ========     ========     ========     ========     ========

Share Data:
  Number of Shareholders                              9.7         10.4         11.4         12.1         12.9
  Average Common Shares                            10,922       10,776       10,763       10,732       10,720
  Common Shares Outstanding at Year End            11,152       10,779       10,771       10,757       10,722
  Dividend Reinvestment Plan:
    Number of Shareholders                            5.4          5.5          6.0          6.1          6.5
    Number of Participating Shares                  2,518        1,371        1,440        2,845        2,932
  Book Value at Year End                           $16.61       $15.70       $16.11       $16.06       $14.67
  Dividends Declared                                $1.44        $1.44        $1.44        $1.44        $1.44
  Market Price at Year End                       $28 7/16     $26 3/16     $30 5/16      $24 3/8      $23 1/8
  Dividend Payout:
    From Continuing Operations                       71.0%       115.4%        84.1%        84.6%       103.8%
    From Total Net Income                            71.9%       141.2%        98.1%        50.7%        87.5%
  Market Price to Book Value                        171.2%       166.8%       188.2%       151.8%       157.6%
  Price Earnings Ratio (2)                          14.13        20.99        17.73        14.34        16.64


(1)  Represents discontinued business segments: wholesale electric operations discontinued in 1999, construction operations sold in 1997, sand mining and distribution operations sold in 1996 and fuel oil operations with related environmental liabilities in 1986 (See Note 5 to
     Consolidated Financial Statements).

(2)  Calculated based on Income from Continuing Operations.

                                     - 2 -


Where The Rubber Meets The Road

Dear Fellow Shareholders,

     What an exciting, dynamic year it was for SJI. We stayed on track, pursuing a well-defined set of objectives. Building upon each success, we found new and creative ways to distinguish ourselves from our competitors. And, when the checkered flag came down on 1999, we delivered a winning year for our shareholders.

The Winner's Circle -- Best Performance In Our History

     We fulfilled our promise of higher performance in 1999 as SJI set new record earnings from continuing operations of $22 million and record earnings per share of $2.01 -- a 63 percent and 61 percent improvement over 1998, respectively. Better financial results throughout the year also moved our stock price and trading volumes in the right direction. As a result of the efforts of all our employees, our shareholders realized a total return on their investment of over 14 percent. Our ability to sustain and improve our performance enabled our board of directors to raise the annual dividend to $1.46 per share at its January 2000 meeting. This move demonstrates our commitment to improving total shareholder value.

     Our employees rallied behind SJI like a skilled, experienced pit crew as we raced toward our record earnings goal. Today, it is clear that we truly are a different company with more horsepower and far greater potential, focused upon improving your in vestment.

The Power Train -- Pursuing Our Vision

     SJI's subsidiaries drive the pursuit of our vision to be the energy company of choice for consumers and investors. In 1999, South Jersey Gas put the pedal to the metal, crossing the finish line with record earnings, new customers and expanded revenue opportunities.

     A thriving regional economy and target marketing helped us add 6,834 customers, the largest number of new natural gas consumers since 1990. We also enjoyed sustained growth in terms of the natural gas we deliver to our largest commercial and industrial users, increasing throughput to this group by nearly 17 percent over 1998.

     Regional economic indicators forecast strong growth as new Atlantic City casinos and ancillary businesses multiply in the eastern portion of our service area. The business boom in our western service area also shows no sign of slowing as the New Jersey-Philadelphia corridor grows and new companies appear to provide services to new housing communities. The benefits of natural gas and aggressive pursuit of customers in new properties constructed with access to our mains helps us maintain a 90 percent connection rate.

     Sometimes with a helpful nudge from SJI, once dormant industrial areas are now slowly awakening. By securing new customers in several industrial parks, this sector is strengthening and overwhelmingly prefers South Jersey Gas as its energy provider of choice.

     Our Service Sentry heating, cooling and appliance warranty program and our time and materials repair service rapidly accelerated in terms of revenue growth. In 2000, we plan to lap our competition as the best value consumers can find in this very competitive field.

     In January 2000, a long-term effort to secure the recovery of carrying costs incurred in our environmental remediation program ended with a positive outcome. Our attention to this responsibility has fostered highly efficient and technically advanced approaches to the cleanup of former manufactured gas sites, which will continue to move forward.

     South Jersey Energy fired up its engine, bringing $1 million to bottom line, its best year ever. Energy deregulation has fueled South Jersey Energy as it continues to dominate other regional energy marketers. The company serves 32,300 natural gas customers and 83 percent of those who chose a non-utility supplier in South Jersey Gas Company's service territory. New Jersey's retail electricity market opened in November 1999, and less than 60 days later, South Jersey Energy had received 2,000 applications. In 2000, we plan to expand offers in other New Jersey areas where our brand is recognized and where we can profit and provide energy savings to consumers.

     In 1999, South Jersey Energy also hit the track with a real-time air monitoring system targeted for utilities with environmental cleanup projects. Interest in this patent-pending system is strong with leading industry and environmental publications touting its release. We secured profitable contracts from gas and electric utilities and respond regularly to inquiries from interested prospects. Although in its early stages, the outlook for this cutting-edge product is bright.

     South Jersey Energy is structured as a growth-oriented, agile company -- one that can predict, identify and, in certain instances, create market opportunities and capitalize upon them. While presently contributing about 5 percent to SJI's bottom line, our plans call for earnings to represent approximately 15 percent within 5 years.

The Races Ahead

     Over the last several years we rebuilt and refined SJI's engine and in 1999, won our first Grand Prix in a very long racing season. Each race pits us against our competitors' and your expectations. We intend to keep our expectations high, strive for excellence and deliver results by continuing to align our goals with yours.

     We expect you, to expect us, to be among the top performers at the end of every racing season and fiscal year. As shareholders, you are an integral part of our race team and we want you there with us in the winner's circle.

Sincerely,


Charles Biscieglia
Chairman & CEO
South Jersey Industries, Inc.
February 16, 2000

Pedal To The Metal

     South Jersey Gas Company crossed 1999's finish line with record earnings of $20.4 million. Changes made to our Temperature Adjustment Clause helped stabilize earnings in 1999. The changes enabled us to achieve record earnings while temperatures in our region were 4.2 percent above seasonal norms.

     As we enter our 90th year in the energy business, the Year 2000 marks the start of a new era for natural gas utilities in New Jersey. Beginning in 2000, state residents may choose which company supplies their natural gas commodity under the New Jersey Electric Discount and Energy Competition Act. Like a high-performance engine, South Jersey Gas Company has its pedal to the metal and is ready for the competition.

     Deregulation will improve our bottom line. How? South Jersey Gas profits by distributing the natural gas, not on selling the commodity. Plus, the more affordable gas becomes, the more consumers are likely to choose it over other fuels. Moreover, SJI will profit as our affiliate, South Jersey Energy Company, sells the commodity to its customers.

Growth Drives Profits

     South Jersey Gas had a head start on residential energy choice with nearly 36,000 customers already participating in our pilot choice program which began in 1997. In the first quarter of 2000, we will aggressively promote customer choice through advertising and public relations outreach activities.

Economy Fuels Growth

     South Jersey Gas sets a fast pace in adding customers in a rapidly growing region. In 1999, we increased our customer base by 6,834 compared with 6,498 in 1998. At year end, we served 273,899 natural gas customers compared with 267,065 in 1998, a 2.6 percent increase. We attribute our increase to targeted marketing of a superior product and a surge of new housing construction in the western and eastern portions of our territory.

     According to the Builders League of South Jersey, in the first nine months of 1999 new home permits increased by 19 percent in Atlantic and Cape May counties and by almost 15 percent in Gloucester County. Growth drives our profitability because virtually all new properties constructed along our mains choose natural gas as their primary heating fuel.

     Thanks to rapid residential, industrial, and commercial development, our current growth rate of 2.6 percent is roughly twice the industry average. One area in which we stand to reap substantial revenues is in Atlantic City with increased gas load for new casino projects. The city's revitalization also ensures a fast-track to profits with the outgrowth of new casinos which are expected to add an estimated 1.0 to 1.5 percent to our current growth rate over the next 3 to 5 years. As new casinos open, more housing developments, businesses, and people will populate the area with most using natural gas as their fuel of choice.

Shifting Gears

     Unique public/private partnerships also paved the way for us to expand our industrial customer base in 1999. In October, we partnered with the South Jersey Economic Development District to extend gas service to the 51-acre Egg Harbor City Industrial Park. The industrial park is expected to increase profits and create 300 to 500 local jobs.

     We also entered into a similar partnership with the City of Vineland to extend gas service to its 155-acre, 25-lot Vineland Industrial Park. With only five lots vacant as of January, this partnership will increase gas throughput and profits for South Jersey Gas while also supporting economic development in our region.

     Another avenue for significant growth is in small commercial and residential conversions to natural gas from other fuel sources. In 1999, 2,024 residential consumers switched to natural gas primarily from oil and electricity. We identified about 50,000 homes located on or near our gas mains and, early in 2000, we will launch a year-round marketing effort encouraging those homeowners to switch to natural gas. Over the last decade, the small commercial market has grown by 1 percent annually in our service area. In 1999, we added resources and a dedicated sales force to capture a larger share of this market.

     We also penetrated unique niche markets in 1999, such as selling natural gas for gas-powered Zambonis and gas-fired dehumidification systems to large ice rinks in our service area.

Service Business Accelerates

     Another of our success stories in 1999 is the appliance repair service business. In 1998, we began aggressively marketing our Service Sentry appliance warranty plan which covers parts and labor. Heightened consumer awareness of our repair services through Service Sentry has generated a great deal of interest as contract sales jumped by 35 percent over 1998. By marketing Service Sentry we also benefited by a 28.2 percent increase in revenues from non-warranty appliance service calls. In 1999, these calls contributed $1.8 million in revenues.

     Another factor leading to our success in appliance repair service is our entry into the electric air conditioning repair business. In 1999, we completed over 6,100 air conditioning repairs. Customer trust in our good name backed by 90 years of reliable service and a highly skilled workforce helps this business unit prosper.

     To further penetrate the appliance service market, we developed new offerings to add to our Service Sentry program. Upon approval from the New Jersey Board of Public Utilities, we will begin marketing those plans which include several non-gas appliances. In 2000, we will launch a new program covering exposed gas piping in the home. Additionally, we changed the way we market our warranty program and are now reaching out to specific audiences with very targeted messages. With these improvements we will build on the success we currently enjoy.

Revving Operational Engines

     South Jersey Gas continues controlling expenditures with process improvements throughout our operations. We are able to do more with less and continue to reduce our operating and maintenance costs per customer. Comparatively, our 1999 operating and maintenance costs per customer decreased
1.6 percent following a 4.4 percent decrease last year. We plan to further reduce these costs with continued training, efficient equipment and constant evaluation of operational practices.

     Our in-house computer expertise paved the way for a smooth transition into Y2K. By completing all of our Y2K reprogramming with in-house staff, our expenditures were considerably less than many other comparable companies. Thanks to the hard work of our entire team, customers enjoyed a comfortable new year with uninterrupted gas service.

     January 1999 ushered in another milestone with the full activation of the New Sentury Pipeline, which is the largest pipeline project in company history. The 24-inch diameter pipeline runs some 20 miles in Gloucester County and is vital in bringing additional capacity to our entire system, giving us the ability to support future growth.

     We completed our transition of the meter reading function into Millennium Account Services, LLC, an unregulated company created through a joint venture with Conectiv Solutions, LLC. Today, this company reads both gas and electric meters in South Jersey bringing greater meter reading efficiency, cost savings to the utility, and a first-year profit to SJI.

     Exciting growth opportunities, higher profitability, new services and revenue streams keep South Jersey Gas Company a leader. As we race into our bright future, we will use our innovation, adaptability and competitive spirit to help put your investment in SJI in the winner's circle again and again.

Start Your Engines

     South Jersey Energy Company started its engines and roared across the finish line with its most profitable year ever, adding $1 million to SJI's bottom line. Our goal is to become a single point of contact for energy and related services while partnering with others to satisfy our clients' needs.

     The deregulated choice for electricity and natural gas is now available to everyone in New Jersey. During 1999, many energy marketers came to our area, then turned around and drove home. Why? South Jersey Energy does it better. Our hometown approach and community involvement puts a real face on the complex process of choosing a new gas or electricity supplier.

     Today, we lap all other local gas marketers. In 1999, South Jersey Energy's residential enrollment more than tripled. Our regional brand is strong and we are using it to sell retail electricity to residential, commercial and industrial customers. It is still quite early, but initial interest is strong as we already received 2,000 applications for electricity supplies. In 2000, we will grow this business by offering electricity and natural gas savings where it is profitable for us, yet competitively priced for consumers. We also expect to profit from retail electricity sales via South Jersey Energy Solutions, LLC, a partnership we formed with Energy East Solutions, Inc., a subsidiary of New York-based Energy East.

     Counties in New Jersey are now pooling to buy their gas and electricity supplies in bulk to increase energy savings for schools, large buildings and offices. Last year, we won every bid we entered for natural gas supply contracts in Atlantic, Cape May, Cumberland, Gloucester, Camden, and Salem counties. These contracts are for 1-year terms and prove we can win against our competitors. We are now bidding on similar contracts for electricity supplies to those same counties as they become available.

High Performance Service

     South Jersey Energy does more than just provide savings on energy commodities. Did you know we also managed wholesale natural gas supply portfolios, storage, and assets for five of the East Coast's largest utilities? We have done so successfully for several years through our partnership with UPR Energy Marketing, Inc.

     South Jersey Energy offered commercial and industrial customers new ways to save money in 1999. We now provide energy management services from design to installation, energy-efficient lighting retrofits, and the construction of on-site cogeneration facilities with in-house expertise and other partners.

     In 1999, we completed several lighting retrofit contracts and will begin a significant project for a major regional hospital in the first quarter of 2000. We feel this is a highly valuable service to offer customers as they seek the best ways to improve their overall energy efficiency.

Air Monitoring Boosts Horsepower

     Last year, South Jersey Energy and its partner GZA GeoEnvironmental, Inc. broke away from the pack with a new, real-time air monitoring technology solution for utilities with environmental cleanup sites. This jointly developed, patent-pending system protects public health and limits corporate liability by monitoring the air for potentially hazardous substances released during an environmental cleanup. Last year, we locked-in profitable contracts with major utility companies in the mid-Atlantic region and another utility in Wisconsin. In the first quarter of 2000, five environmental sites will be using our system.

     To effectively market this system, South Jersey Energy and GZA partnered with the Institute of Gas Technology, a premier utility research and development organization. This relationship provides an additional marketing arm and access to utilities nationwide, backed with IGT's long-standing credibility. Our system is highly adaptable and may be marketed for other types of air monitoring at industrial facilities or landfills in the near future. This system shows great promise and offers additional profits to South Jersey Energy and, ultimately, SJI.

     South Jersey Energy Company is a racing prototype for the energy future. Evolving markets, competition and dynamic energy products and services put extra horsepower behind your investment in SJI now and into tomorrow.

Under The Hood

Management's Discussion and Analysis of
Results of Operations and Financial Condition

     Overview -- South Jersey Industries, Inc. (SJI) has two operating subsidiaries, South Jersey Gas Company (SJG) and South Jersey Energy Company
(SJE). SJG is a regulated natural gas distribution company serving 273,899 customers at December 31, 1999, compared with 267,065 customers at December 31, 1998. SJG also makes off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system. In addition, SJG transports natural gas purchased directly from producers or suppliers for our own sales and for some of our customers. SJE provides services for the acquisition and transportation of natural gas for retail end users and markets total energy management services. SJE also markets an air quality monitoring system that provides around-the-clock, real-time monitoring for hazardous airborne substances around a site or facility. SJE began marketing retail electricity in New Jersey in November 1999 through South Jersey Energy Solutions, a limited liability company equally owned with Energy East Solutions, Inc. SJE has one subsidiary, SJEnerTrade (EnerTrade). EnerTrade, formed in October 1997, provides services for the sale of natural gas to energy marketers, electric and gas utilities, and other wholesale users in mid-Atlantic and southern states. These activities are conducted by EnerTrade and South Jersey Resources Group, LLC (SJRG), a joint venture with UPR Energy Marketing, Inc. SJI also invested in a joint venture with Conectiv Solutions, LLC, forming Millennium Account Services, LLC (Millennium). Millennium provides meter reading services to SJG and Conectiv Power Delivery in southern New Jersey.

     Forward-Looking Statements -- This report contains certain forward-looking statements concerning projected financial and operating performance, future plans and courses of action and future economic conditions. All statements in this report other than statements of historical fact are forward-looking statements. These forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting SJI and involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements. Also, in making forward-looking statements, we assume no duty to update these statements should actual results and events differ from current expectations.

     A number of factors could cause our actual results to differ materially from those anticipated, including, but not limited to the following: general economic conditions on an international, federal, state and local level; weather conditions in our marketing areas; regulatory and court decisions; competition in our regulated and deregulated activities; the availability and cost of capital; our ability to maintain existing and/or establish successful new alliances and joint ventures to take advantage of marketing opportunities; costs and effects of unanticipated legal proceedings, environmental liabilities and Year 2000-related costs or operating problems; and changes in business strategies.

     Competition -- SJG's franchises are non-exclusive. Currently, no other utility provides retail gas distribution services within our territory. We do not expect any other utilities to do so in the foreseeable future because of the extensive investment required for utility plant and related costs. SJG competes with oil, propane and electricity suppliers for residential, commercial and industrial users. The market for natural gas sales is subject to competition as a result of deregulation. We enhanced SJG's competitive position while maintaining margins by using an unbundled tariff. This tariff allows full cost of service recovery, except for the variable cost of the gas commodity, when transporting gas for our customers. Under this tariff, SJG profits from transporting, rather than selling, the commodity. SJG's residential, commercial and industrial customers can choose their supplier while we recover the cost of service through transportation service (See Customer Choice Legislation). We believe SJG is a leader in addressing the changing marketplace, while focusing on being a low-cost provider of natural gas and energy services. SJE and EnerTrade actively arrange energy services, providing low-cost energy supplies in a highly competitive marketplace.

     Customer Choice Legislation -- Effective January 1, 2000, all residential natural gas customers in New Jersey are able to choose their gas supplier under the terms of the Electric Discount and Energy Competition Act of February 1999. Commercial and industrial customers have had the ability to choose gas suppliers since 1987. SJG's residential customers have been able to choose a gas supplier since April of 1997 under a pilot program. As of December 31, 1999, 35,683 SJG residential customers participated in the program. Customers' bills are reduced for cost of gas charges and applicable taxes. The resulting decrease in SJG's revenues is offset by a corresponding decrease in gas costs and taxes under a BPU-approved fuel clause. While customer choice can reduce utility revenues, it does not negatively affect SJG's net income, financial condition or margins.

     Energy Adjustment Clauses -- SJG's tariff includes a Levelized Gas Adjustment Clause (LGAC), a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a Demand Side Management Clause (DSMC). These clauses permit us to: adjust customer bills for changes in gas supply costs; reduce the impact of temperature fluctuations on SJG and its customers; recover remediation costs for former gas manufacturing plants; and recover conservation plan costs. The BPU-approved LGAC, RAC and DSMC adjustments match revenues with expenses. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather can result in additional billings to customers.

     The BPU approved a revised TAC for SJG, effective October 1998. TAC adjustments had the following impacts on 1999 and 1998 fourth quarter and 12-month net earnings:

                                                  1999         1998
                                                 ------       ------
     TAC Adjustment Increase to Net Income
      ($ in thousands)
        Quarter Ended 12/31                      $  642        $361
        12 Months Ended 12/31                    $1,980        $607


     While the revenue and income impacts of TAC adjustments are recorded as incurred, cash inflows or outflows directly attributable to TAC adjustments do not begin until the next TAC year. Each TAC year begins October 1.

     Status of Year 2000 Impact -- As of February 16, 2000, we were not aware of any material Y2K-related event affecting either the operational or financial performance of SJI. We continue to regularly monitor the output and performance of our information and operating systems and our suppliers, but do not anticipate any material residual Y2K problems. Total Y2K related costs were $0.53 million.

     Operating Revenues - Utility -- Revenues increased $47.7 million in 1999 compared with 1998. The primary reasons for the increase were higher off-system sales and 6,834 additional customers at SJG. Results also benefited significantly from the revised TAC. These factors more than offset revenue reductions due to the continued migration of firm gas sales to firm transportation. Note, however, that SJG's tariffs are structured so profits are derived from gas transportation, not commodity sales. Consequently, the switch to firm transportation reduced revenues but did not impact profitability. In 1998, revenues decreased $29.4 million primarily due to weather that was 14.9% warmer than 1997. State tax reform and increased firm transportation in lieu of firm gas sales also reduced revenues.

     Weather in 1999 was 8.7% colder than in 1998, but was 4.2% warmer than the 20-year average. Previously, changes in temperatures were typically the single most important factor in explaining revenue fluctuations for comparative periods in SJI's utility operations. Revisions to SJG's TAC significantly reduced the weather-related volatility in SJI's utility revenues. However, comparisons for the first two quarters of 1999 to the prior year's periods continued to show volatility as 1998 revenues were heavily influenced by weather. Weather during the third quarter of the year historically has minimal impact on SJG's earnings as heating requirements are at their seasonal low point. The fourth quarter of 1999 and 1998 operated under the same TAC. Revenues for 1999 were closely tied to 20-year normal temperatures and not actual weather conditions.

     Total gas throughput increased 16.6% to 125,818 MMcf in 1999. Throughput in 1998 declined 1.9% to 107,840 MMcf compared with 1997. The majority of the 1999 increase was due to increased off-system sales. The 1998 decline was due to weather-related reductions in residential and commercial usage.

     Operating Revenues - Nonutility -- Nonutility operating revenues increased $11.8 million in 1999 and $13.9 million in 1998 almost entirely due to increased retail gas sales to residential customers and casinos in Atlantic City.

                                     - 12 -

     Gas Purchased for Resale -- Gas purchased for resale increased $33.2 million in 1999 compared with 1998 due mostly to increased sales volumes, particularly to off-system customers. SJG's gas costs also accounted for a portion of the increase, averaging $2.38/dt in 1999 compared with $2.35/dt in 1998. A $7.3 million decline in 1998 compared with 1997 was due principally to warmer weather and customers switching from gas sales to firm transportation. Gas supply sources include contract and open-market purchases. SJG secures and maintains its own gas supplies to serve its customers. The next contract expirations are in February and October 2000. We do not anticipate any difficulty renewing or replacing expiring contracts under substantially similar terms and conditions. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.8 million per month, recovered on a current basis through the LGAC.

     Utility Operations -- A summary of net changes in Utility Operations (in thousands):

                                        1999 vs. 1998    1998 vs. 1997
                                        -------------    -------------

     Production                            $     9          $    12
     Transmission                              (47)             110
     Distribution                             (238)              66
     Customer Accounts and Services           (343)             438
     Sales                                     (72)            (147)
     Administration and General               (487)          (1,256)
     Other                                      23                9
                                           -------          -------
           Total Net Change                $(1,155)         $  (768)
                                           =======          =======


     Distribution expenses declined due to improvements in operating practices. These improvements included the implementation of an automated dispatch system and home-based reporting of service personnel. Customer Accounts and Services costs decreased in 1999 principally due to lower bad debt expenses and a corresponding downward adjustment in reserves for uncollectible accounts. Administrative and General costs decreased from 1998 levels principally due to a decline in regulatory expense amortization.

     Other Operating Expenses -- Summary of principal changes in other consolidated operating expenses (in thousands):

                                        1999 vs. 1998    1998 vs. 1997
                                        -------------    -------------

     Nonutility Operations                 $9,161           $13,522
     Maintenance                              782              (205)
     Depreciation                           1,828             1,162
     Income Taxes                           4,769               920
     Other Taxes                              685           (19,966)


     Increases in Nonutility Operations expenses almost entirely reflected increased retail gas sales to residential customers and Atlantic City casinos. Higher Maintenance costs in 1999 were due primarily to higher levels of amortization of previously deferred environmental remediation expenses. These expenses did not negatively impact net income as they were offset by higher revenue recovery through the RAC (See Notes 7 and 13). Depreciation is higher due to increased investment in property, plant and equipment by SJG. Income Tax changes reflect the impact of changes in pre-tax income. Other Taxes decreased in 1998 due to the Energy Tax Reform Act implemented January 1998.

     Interest Charges -- Interest charges increased in 1999 due to higher average levels of short- and long-term debt outstanding, partially offset by lower average interest rates on debt outstanding during the year. The debt was incurred primarily to support working capital needs and improvements to SJG's gas transmission and distribution system.

     Discontinued Operations -- SJI sold the assets of certain R&T Group, Inc. (R&T) subsidiaries in early 1997 for approximately $3.5 million. Assets were sold for their approximate net book value. Based on a plan to discontinue or sell the R&T companies, we reduced their recorded value in 1996 to estimated net realizable value (net of income taxes). Also, in 1997, we recorded additional costs of approximately $2.6 million for environmental remediation expenditures for the previously operated fuel oil business of South Jersey Fuel, Inc. (SJF) and for The Morie Company, Inc. (Morie) (See Note 5).

     The 1998 loss from discontinued operations was principally due to a product liability settlement and increased environmental cleanup costs. The 1999 loss was due primarily to environmental cleanup expenses.

     In 1998, SJE actively traded electricity in the wholesale market, but ceased its trading activities later in that same year. Upon expiration of its last wholesale electric contract in December 1999, SJE formally exited wholesale electric operations.

     Net Income Applicable to Common Stock -- Net income (in thousands) and earnings per common share reflect the following changes:

                                         1999 vs. 1998    1998 vs. 1997
                                         -------------    -------------

     Income from Continuing Operations       $ 8,533         $(4,985)
     Loss from Discontinued
      Operations - Net                         2,169             175
                                             -------         -------
           Net Income Increase (Decrease)    $10,702         $(4,810)
                                             =======         =======

     Earnings per Common Share:
       Continuing Operations                 $  0.76         $ (0.46)
       Discontinued Operations - Net            0.21            0.01
                                             -------         -------
           Earnings per Share Increase
            (Decrease)                       $  0.97         $ (0.45)
                                             =======         =======


     The details affecting the changes in net income and earnings per share are discussed under the appropriate captions above.

     Liquidity -- The seasonal nature of gas operations; the timing of construction and remediation expenditures and related permanent financing; as well as mandated tax and sinking fund payment dates create large, short-term cash requirements. These requirements are generally met by cash from operations and short-term lines of credit. We maintain short-term lines of credit with a number of banks, totaling $144.0 million, of which $24.1 million was available at December 31, 1999. The credit lines are uncommitted and unsecured with interest rates typically available based upon the Federal Funds Rate or London Interbank Offered Rates (LIBOR).

     The changes in cash flows from operating activities (in thousands):

                                                 1999 vs. 1998    1998 vs. 1997
                                                 -------------    -------------

     Increases/(Decreases):
     Net Income Applicable to Common Stock           $10,702         $(4,810)
     Depreciation and Amortization                     2,702             951
     Provision for Losses on Accounts
      Receivable                                        (525)            126
     Revenues and Fuel Costs Deferred - Net           (5,163)            101
     Deferred and Non-Current Income Taxes and
      Credits - Net                                     (613)          2,367
     Net Pre-Tax Loss on Disposal of
      Discontinued Operations                              -            (845)
     Environmental Remediation Costs - Net             7,256          (2,210)
     Accounts Receivable                               6,116         (12,716)
     Inventories                                       3,803          (1,650)
     Prepayments and Other Current Assets                257             695
     Prepaid and Accrued Taxes - Net                  21,920         (17,462)
     Accounts Payable and Other Accrued
      Liabilities                                    (16,301)          4,125
     Other - Net                                       4,165            (619)
                                                    --------        --------
           Net Cash Provided by Operating
            Activities                               $34,319        $(31,947)
                                                    ========        ========


     Depreciation and Amortization are non-cash charges to income and do not impact cash flow. Changes in depreciation cost reflect the effect of additions and reductions to fixed assets.

     Decreases in Revenues and Fuel Costs Deferred - Net reflect undercollection of fuel costs resulting from increases in natural gas costs and payments or credits to customers for amounts previously overcollected. Increases reflect overcollection of fuel costs or the recovery of previously deferred fuel costs.

     Changes in Deferred and Non-Current Income Taxes and Credits - Net represent the differences between taxes accrued and amounts paid. Generally, deferred income taxes related to deferred fuel costs will be paid in the next year.

     Changes in Environmental Remediation Costs - Net represent the differences between amounts expended for environmental remediation compared with amounts collected under the RAC and insurance recoveries.

     Changes in Accounts Receivable are primarily due to the cessation of wholesale electricity sales by SJE, which represented a $7.1 million receivable balance at December 31, 1998. This cash source was partially offset by higher

                                     - 13 -

receivable balances due to off-system sales and the impact of colder weather on SJG's sales volumes. Commodity prices also impact this line item. Changes impact cash flows when receivables are collected in subsequent periods.

     Changes in Inventories reflect the impact of seasonal requirements, temperatures and commodity price changes.

     Changes in Prepaid and Accrued Taxes - Net reflect the impact of differences between taxes paid and accrued. Significant timing differences exist in cash flows during the year. Approximately 50% of SJG's taxes are paid in installments during the first half of the year and the remaining 50% are paid May 15 of each year. SJG uses short-term borrowings to pay taxes, resulting in a temporary increase in short-term debt levels. The carrying costs of timing differences are recognized in base utility rates.

     Changes in Accounts Payable and Other Current Liabilities reflect the impact of timing differences between the accrual and payment of costs.

     Changes in Other - Net reflect numerous changes in non-current assets and liabilities, including accrued deferred income taxes. The majority of the change in 1999 relates to the reclassification of previously deferred costs to Utility Plant.

     Cash flow from nonutility operations is generally retained by those companies with amounts in excess of cash requirements passed up to SJI either as dividends or as temporary short-term loans. Nonutility operations are service oriented and have not required significant investment in capital facilities, inventories or personnel.

Regulatory Matters --

Rate Actions

     In February, 1999, the Electric Discount and Energy Competition Act (the
Act) was signed into law in New Jersey. This bill created the framework and necessary time schedules for the restructuring of the state's electric and natural gas utilities. The Act established unbundling, where redesigned utility rate structures allow natural gas and electric consumers to choose their energy supplier. It also established time frames for instituting competitive services for customer accounting functions and to determine whether basic gas supply services should become competitive.

     SJG received BPU approval of its unbundling proposal in January 2000. In addition to allowing all customers to select their own gas supplier, the approval incented customers to choose a supplier other than SJG with a Market Development Credit (MDC). This credit is available to customers through December 2001. The credit, approximately $2.5 million plus carrying costs, appears on SJG's books as a Deferred Credit. Therefore, the MDC will not materially impact future periods.

     The unbundling proposal also provided SJG with the ability to recover carrying costs on unrecovered remediation costs under the RAC, while holding the current RAC rate in effect through October 2002. Our RAC rate last changed in September 1999. SJG's LGAC was also modified by the unbundling process. Under-recovered gas costs of $11.9 million as of October 31, 1999, and related carrying costs, will be recovered over 3 years. The LGAC for the period starting November 1999, continues to operate as it has in the past.

     The Act also contains numerous provisions requiring the BPU to promulgate and adopt a variety of standards related to implementing the Act. These required standards address fair competition, affiliate relations, accounting, competitive services, supplier licensing, consumer protection and aggregation. In March 1999, the BPU issued Draft Interim Standards in response to the Act. In its Order, the BPU stated that the Draft Interim Standards "...do not necessarily represent the final views of the Board on these matters...." As such, the BPU has undertaken an extensive comment and meeting process to address the concerns of all impacted parties. SJG has actively participated in this process, and we believe the final standards will not have a material adverse effect on the company.

     In January 1997, the BPU granted SJG a total rate increase of $10.3 million. The $6 million base rate portion of the increase was based on a 9.62% rate of return on rate base, which included an 11.25% return on common equity. The majority of this increase comes from residential and small commercial customers. We recover the increase from new miscellaneous service fees that charge specific customers for costs they cause us to incur. Additionally, our starting point for sharing pre-tax margins generated by interruptible and off-system sales and transportation (Sharing Formula) increased from $4 million to $5 million. SJG was permitted to keep 100% of pre-tax margins up to the threshold level and 20% of margins above that level. The $5 million threshold increased by $500,000 later in 1997, and in December 1998, the threshold increased an additional $2 million. The increases resulted from completion of major construction projects. In October 1998, the BPU approved a revision to the Sharing Formula as part of an agreement to modify SJG's TAC. The revision credits the first $750,000 above the applicable threshold level to the LGAC customers. Thereafter, SJG keeps 20% of the pre-tax margins as it has historically.

     SJG calculates rates of return by weighting individual capital cost rates by the proportion of each prospective type of capital. This requires selecting appropriate capital structure ratios and determining the cost rate for each capital component as determined in each rate proceeding. In setting a rate of return, the BPU must provide a utility and its investors with a return on invested capital matching the risk so the utility can access capital required to meet its public service responsibility.

     In June 1998, we filed a petition with the BPU requesting a change to the TAC. The request was granted in October 1998. As a result, SJG experiences reduced fluctuations in income when weather is warmer or colder than normal.

     In April 1999, the BPU approved an increase in our appliance service rates, which SJG implemented that month. In June 1999, the BPU authorized SJG to offer additional appliance service contract plans. The new rates and plans are competitive with those of other service providers in New Jersey and are designed to increase earnings and cash flows.

Environmental Remediation

     SJI incurred and recorded costs for environmental cleanup of sites where SJG or its predecessors operated gas manufacturing plants. SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental cleanup of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

     Since the early 1980s, SJI recorded environmental remediation costs of $116.3 million. We spent $60.9 million as of December 31, 1999. With the assistance of an outside consulting firm, we estimate that future costs to clean up the sites will range from $51 million to $161.3 million. We recorded the lower end of this range as a liability. It is reflected on the consolidated balance sheet under the captions, Current Liabilities and Deferred Credits and Other Non-Current Liabilities. SJG did not adjust the accrued liability for future insurance recoveries, which we have been successful in pursuing. We used these proceeds to offset related legal fees and to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations, and site-specific requirements.

     The major portion of recorded environmental remediation costs relate to the cleanup of SJG's former gas manufacturing sites. SJG recorded $109.6 million for the remediation of these sites and spent $58.5 million through December 31, 1999.

     SJG has two regulatory assets associated with environmental costs. The first asset is titled Environmental Remediation Cost: Expended - Net. These expenditures represent what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of FASB No. 71, "Accounting for the Effects of Certain Types of Regulation."

     In September 1999, the BPU approved SJG's request to recover remediation costs at former manufactured gas plant sites as permitted under the RAC. SJG's RAC level increased from $0.0032 per therm to $0.0107 per therm to include all RAC-related expenditures made between 1993 and 1998. Consequently, SJG expects to recover an additional $4.5 million per year for the next 7 years.

     The other asset titled Environmental Remediation Cost: Liability for Future Expenditures relates to estimated future expenditures determined under FASB No. 5. This amount, which relates to former manufactured gas plant sites, was recorded as a deferred debit with the corresponding amount reflected on the consolidated balance sheet under the captions, Current Liabilities and Deferred Credits and Other Non-Current Liabilities. The deferred debit is a regulatory asset under FASB No. 71. The BPU's intent, evidenced by its current practice, is to allow SJG to recover the deferred costs after they are spent.

     SJG files with the BPU to recover these costs in rates through its RAC. The BPU has consistently allowed the full recovery over 7-year periods, and SJG believes this will continue. As of December 31, 1999, SJG's unamortized remediation costs of $25.7 million are reflected on the consolidated balance sheet under the caption, Regulatory and Other Non-Current Assets. Since implementing the RAC in 1992, SJG recovered $21.6 million through rates as of December 31, 1999.

     With Morie's sale, EMI assumed responsibility for environmental liabilities estimated between $2.8 million and $9 million. The information available on these sites is sufficient only to establish a range of probable liability, and no point within the range is more likely than any other. Therefore, EMI continues to accrue the lower end of the range.

                                     - 14 -

     SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for SJI's site range between $0.1 million and $0.2 million while SJF's estimated liability ranges from $1.2 million to $4.5 million for its three sites. Amounts sufficient to cover the lower ends of these ranges were recorded and are reflected on the consolidated balance sheet under Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 1999.

Other Regulatory Asset Recovery

     Adopting FASB No. 109, "Accounting for Income Taxes," in 1993 primarily resulted in creating a $17.6 million regulatory asset. SJG is recovering the amortization of this asset through rates over 18 years which began in December 1994. Also, SJI adopted FASB No. 106, "Employers' Accounting for
Postretirement Benefits Other Than Pensions," in 1993. The BPU provided for partial recovery of costs associated with FASB No. 106 and prescribed continued deferral of unrecovered costs until 1998. Beginning January 1998, the BPU approved full recovery of the net periodic benefit cost as well as recovery of the regulatory asset, amounting to $4.9 million at December 31, 1999, over 15 years.

Other

     SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We set up reserves when these claims become apparent. SJI also maintains insurance and records probable insurance recoveries relating to outstanding claims.

     In November 1999, Goldin Associates LLC, Trustee for the Power Company of America Liquidating Trust (PCA), filed a complaint in bankruptcy court against SJE seeking damages of $11 million plus interest and attorneys' fees. PCA was a wholesale electricity trading company with whom SJE did business. PCA filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code. We believe SJE acted prudently, responsibly and in accordance with contractual obligations in its transactions with PCA. We believe the ultimate impact of these actions will not materially affect SJI's financial position, results of operations or liquidity.

     Financial Risk Management -- SJI's regulated and unregulated natural gas businesses are subject to market risk due to fluctuations in natural gas prices. To hedge against fluctuations, SJI and its subsidiaries have at times entered into forward contracts. SJG recovers gas costs through the LGAC, and hedges against price fluctuations by using forward contracts. SJE and EnerTrade enter fixed-price contracts to sell natural gas to customers, but hedge risks on these transactions through matching forward physical purchases. SJE engaged in wholesale electric trading activities during 1998, but ceased actively trading and fully hedged all remaining open positions as of December 31, 1998. The net profits realized from those activities are reflected on SJI's financial statements as Discontinued Operations. The last wholesale electric trading contract expired in the fourth quarter of 1999. SJRG enters into forward transactions to hedge storage management and fixed-price sales transactions.

     To manage these transactions, SJI has a well-defined risk management policy that includes volumetric and monetary limits. All derivative activities described above are entered into for hedging, not trading, purposes.

     Capital Resources -- SJI has a continuing need for cash resources and capital, primarily to invest in new and replacement facilities and equipment and for environmental remediation costs. Net construction and remediation expenditures for 1999 amounted to $47.2 million. The costs for 2000, 2001 and 2002 are estimated at approximately $51.6 million, $46.7 million and $53.1 million, respectively. We will fund these expenditures from several sources, which may include cash generated by operations, temporary use of short-term debt, sale of medium-term notes, capital leases, RAC recoveries and equity issuance.

     Effective June 1999, SJI changed the way that shares were purchased by participants in its Dividend Reinvestment Plan (DRP). Since 1994, our DRP purchased shares for participants on the open market. Now plan participants are receiving newly issued shares. DRP participants received a total 367,622 newly issued shares in 1999. We offer a 2% discount on DRP investments because it is the most cost-effective way for us to raise equity capital in the quantities that we are seeking. The revised DRP provided SJI with $10 million of equity capital in 1999; and we expect to raise an additional $8 million to $12 million via this method in 2000.

     In March 1997, SJG sold $35 million of First Mortgage Bonds, 7.7% Series due 2027.

     In May 1997, SJG's Delaware statutory trust subsidiary, SJG Capital Trust (Trust), sold $35 million of 8.35% SJG-Guaranteed Mandatorily Redeemable Preferred Securities. The Trust's only assets are the 8.35% Deferrable Interest Subordinated Debentures issued by SJG maturing April 2037. The Debentures and Preferred Securities are redeemable at SJG's option at a price equal to 100% of the principal amount at any time on or after April 30, 2002.

     In October 1998, SJG issued $30 million of debt under a $100 million Medium-Term Note Program. Notes totaling $10 million were issued at 6.12%, maturing in 2010, and $20 million of notes were issued at 7.125%, maturing in 2018. The net proceeds of these note issuances were used to retire short-term debt and to fund capital expenditures. The Medium-Term Note program had $70 million of availability remaining at December 31, 1999 and remains effective through December 31, 2001.

     Other Events -- In June 1999, SJE and Energy East Solutions, Inc. formed South Jersey Energy Solutions, LLC (SJES), to market retail electricity and energy management services. SJES is intended to create significant efficiencies and expand service capabilities for both companies with the advent of electric utility restructuring legislation. The new venture also completed SJI's efforts to shift its focus away from the wholesale electric trading business and toward the retail sector. SJES began soliciting retail electricity customers in November 1999.

     In August 1999, SJG completed the transition of all meter reading activities to Millennium. Millennium began providing meter reading services in southern New Jersey in January 1999. The new venture allows both companies to capitalize on synergies that exist because of overlapping territories. Customers should benefit from reduced meter reading costs.

     Inflation -- In the ratemaking process, only the original cost of utility plant is recoverable in revenues as depreciation. The excess cost of utility plant, stated in terms of current cost over the original cost of utility plant, is not presently recoverable. While the ratemaking process gives no recognition to the current cost of replacing utility plant, SJG believes it will be allowed to earn a return on the increased cost of its investment as facilities are replaced.

     Summary -- We are confident SJI will have sufficient cash flow to meet its operating, capital and dividend needs and is taking, and will take, such actions necessary to employ its resources effectively.


                          Independent Auditors' Report

To the Shareholders and
Board of Directors of
South Jersey Industries, Inc.:

     We have audited the consolidated balance sheets and statements of consolidated capitalization of South Jersey Industries, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related statements of consolidated income, consolidated retained earnings and consolidated cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of South Jersey Industries, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 16, 2000


Statements of Consolidated Income
(in Thousands Except for Per Share Data)

                                                     South Jersey Industries, Inc. and Subsidiaries
                                                                 Year Ended December 31,

                                                             1999         1998         1997
                                                           --------     --------     --------
Operating Revenues:
  Utility (Notes 1 & 9)                                    $345,710     $298,038     $327,477
  Nonutility                                                 46,767       34,972       21,090
                                                           --------     --------     --------
      Total Operating Revenues                              392,477      333,010      348,567
                                                           --------     --------     --------

Operating Expenses:
  Gas Purchased for Resale                                  207,047      173,824      181,117
  Utility Operations                                         41,114       42,269       43,037
  Nonutility Operations                                      45,819       36,658       23,136
  Maintenance                                                 6,077        5,295        5,500
  Depreciation (Note 1)                                      18,968       17,140       15,978
  Income Taxes (Notes 1, 7 & 8)                              16,428       11,659       10,739
  Other Taxes (Notes 1 & 8)                                  11,137       10,452       30,418
                                                           --------     --------     --------
      Total Operating Expenses                              346,590      297,297      309,925
                                                           --------     --------     --------

Operating Income                                             45,887       35,713       38,642
                                                           --------     --------     --------

Interest Charges:
  Long-Term Debt                                             15,721       15,246       15,197
  Short-Term Debt and Other                                   5,105        3,935        2,914
                                                           --------     --------     --------
      Total Interest Charges                                 20,826       19,181       18,111
                                                           --------     --------     --------

Preferred Dividend Requirements of Subsidiary (Note 2)        3,084        3,088        2,102
                                                           --------     --------     --------

Income from Continuing Operations                            21,977       13,444       18,429
Discontinued Operations: (Note 5)
  Loss from Discontinued Operations - Net                      (289)      (2,458)      (1,866)
  Net Loss on Disposal of Discontinued Operations                 -            -         (767)
                                                           --------     --------     --------
      Net Income Applicable to Common Stock                $ 21,688     $ 10,986     $ 15,796
                                                           ========     ========     ========

Average Shares of Common Stock Outstanding (Note 6)          10,922       10,776       10,763
                                                           ========     ========     ========

Earnings Per Common Share: (Notes 5 & 6)
  Continuing Operations                                    $   2.01     $   1.25     $   1.71
  Discontinued Operations - Net                               (0.02)       (0.23)       (0.24)
                                                           --------     --------     --------
      Earnings Per Common Share                            $   1.99     $   1.02     $   1.47
                                                           ========     ========     ========

Dividends Declared Per Common Share                        $   1.44     $   1.44     $   1.44
                                                           ========     ========     ========



Statements of Consolidated Retained Earnings
(in Thousands)

                                                     South Jersey Industries, Inc. and Subsidiaries
                                                                 Year Ended December 31,

                                                             1999         1998         1997
                                                           --------     --------     --------

Balance at Beginning of Year                               $ 44,507     $ 49,038     $ 48,743
Net Income Applicable to Common Stock                        21,688       10,986       15,796
Dividends Declared - Common Stock                           (15,728)     (15,517)     (15,501)
                                                           --------     --------     --------
Balance at End of Year (Note 12)                           $ 50,467     $ 44,507     $ 49,038
                                                           ========     ========     ========


The accompanying footnotes are an integral part of the financial statements.



Statements of Consolidated Cash Flows
(in Thousands)

                                                     South Jersey Industries, Inc. and Subsidiaries
                                                                 Year Ended December 31,

                                                             1999         1998         1997
                                                           --------     --------     --------
Cash Flows from Operating Activities:

  Net Income Applicable to Common Stock                    $ 21,688     $ 10,986     $ 15,796
  Adjustments to Reconcile Net Income to Cash Flows
   Provided by Operating Activities:
    Depreciation and Amortization                            21,765       19,063       18,112
    Provision for Losses on Accounts Receivable                 952        1,477        1,351
    Revenues and Fuel Costs Deferred - Net                   (7,665)      (2,502)      (2,603)
    Deferred and Non-Current Income Taxes and
     Credits - Net                                            7,112        7,725        5,358
    Net Pre-Tax Loss on Disposal of Discontinued
     Operations                                                   -            -          845
    Environmental Remediation Costs - Net*                    1,496       (5,760)      (3,550)
    Changes in:
      Accounts Receivable                                    (4,487)     (10,603)       2,113
      Inventories                                               519       (3,284)      (1,634)
      Prepayments and Other Current Assets                      216          (41)        (736)
      Prepaid and Accrued Taxes - Net                         8,813      (13,107)       4,355
      Accounts Payable and Other Accrued Liabilities        (11,775)       4,526          401
    Other - Net                                               3,044       (1,121)        (502)
                                                           --------     --------     --------
Net Cash Provided by Operating Activities                    41,678        7,359       39,306
                                                           --------     --------     --------

Cash Flows from Investing Activities:

  Investment in Affiliates                                     (811)        (591)           -
  Loan to Affiliates                                          1,700          211       (1,761)
  Proceeds from the Sale of Assets - Net                        594            -        3,488
  Taxes Paid on the Sale of Assets - Net                          -            -       (9,807)
  Purchase of Available-for-Sale Securities                    (776)        (889)           -
  Capital Expenditures, Cost of Removal and Salvage         (48,736)     (65,869)     (49,604)
                                                           --------     --------     --------
Net Cash Used in Investing Activities                       (48,029)     (67,138)     (57,684)
                                                           --------     --------     --------

Cash Flows from Financing Activities:

  Net Borrowings from (Repayments of) Lines of Credit        22,950       51,100      (62,400)
  Proceeds from Issuance of Long-Term Debt                        -       30,000       35,618
  Principal Repayments of Long-Term Debt                    (11,149)     (11,768)      (6,603)
  Dividends on Common Stock                                 (15,728)     (15,517)     (15,501)
  Proceeds from Sale of Common Stock                         10,011          160          320
  Proceeds from the Issuance of Preferred Securities              -            -       35,000
  Repurchase of Preferred Stock                                 (90)         (90)         (90)
  Payments for Issuance of Long-Term Debt and
   Preferred Securities                                           -         (557)      (2,429)
                                                           --------     --------     --------
Net Cash Provided by (Used In) Financing Activities           5,994       53,328      (16,085)
                                                           --------     --------     --------

Net Decrease in Cash and Cash Equivalents                      (357)      (6,451)     (34,463)
Cash and Cash Equivalents at Beginning of Year                5,991       12,442       46,905
                                                           --------     --------     --------

Cash and Cash Equivalents at End of Year                   $  5,634     $  5,991     $ 12,442
                                                           ========     ========     ========


Supplemental Disclosures of Cash Flow Information:
  Cash paid during the year for:
    Interest (Net of Amounts Capitalized)                  $ 25,264     $ 21,651     $ 18,303
    Income Taxes (Net of Refunds)                          $  4,423     $ 11,099     $ 10,235




* Notes 9 and 13 contain additional information relating to environmental remediation costs.

The accompanying footnotes are an integral part of the financial statements.



Consolidated Balance Sheets
(in Thousands)


                                                         South Jersey Industries, Inc.
                                                               and Subsidiaries
                                                                 December 31,

                                                              1999          1998
                                                           ----------    ----------
Assets
Property, Plant and Equipment: (Note 1)
  Utility Plant, at original cost                          $ 721,338     $ 679,997
      Accumulated Depreciation                              (192,240)     (179,605)
  Gas Plant Acquisition Adjustment - Net                       1,776         1,851
  Nonutility Property and Equipment, at cost                   3,423         2,981
      Accumulated Depreciation                                  (951)         (965)
                                                           ---------     ---------
      Property, Plant and Equipment - Net                    533,346       504,259
                                                           ---------     ---------
Investments:
  Available-for-Sale Securities (Note 3)                       1,707           931
  Investments in Affiliates (Note 5)                           2,251         1,440
                                                           ---------     ---------
      Total Investments                                        3,958         2,371
                                                           ---------     ---------
Current Assets:
  Cash and Cash Equivalents (Notes 1 & 4)                      5,634         5,991
  Notes Receivable - Affiliates                                2,650         4,350
  Accounts Receivable                                         43,130        42,600
  Unbilled Revenues (Note 1)                                  22,328        19,489
  Provision for Uncollectibles                                (1,117)       (1,283)
  Natural Gas in Storage, average cost                        27,066        27,619
  Materials and Supplies, average cost                         4,085         4,051
  Prepaid Taxes (Note 1)                                       4,069        13,850
  Prepayments and Other Current Assets                         3,203         3,419
                                                           ---------     ---------
      Total Current Assets                                   111,048       120,086
                                                           ---------     ---------
Accounts Receivable - Merchandise                              1,108         1,554
                                                           ---------     ---------
Regulatory and Other Non-Current Assets:  (Note 1)
  Environmental Remediation Costs: (Notes 9 & 13)
    Expended - Net                                            25,702        27,500
    Liability for Future Expenditures                         51,029        52,939
  Gross Receipts & Franchise Taxes (Note 7)                    3,141         3,585
  Income Taxes - Flowthrough Depreciation (Note 7)            11,531        13,021
  Deferred Fuel Costs - Net (Note 9)                          13,174         5,509
  Deferred Postretirement Benefit Costs (Note 11)              4,914         5,522
  Other                                                        7,974        11,749
                                                           ---------     ---------
      Total Regulatory and Other Non-Current Assets          117,465       119,825
                                                           ---------     ---------
      Total Assets                                         $ 766,925     $ 748,095
                                                           =========     =========


Capitalization and Liabilities
Capitalization:
  Common Equity (Notes 6 & 12)                             $ 185,275     $ 169,234
  Preferred Stock and Securities of Subsidiary (Note 2)       37,044        37,134
  Long-Term Debt (Note 3)                                    183,561       194,710
                                                           ---------     ---------
      Total Capitalization                                   405,880       401,078
                                                           ---------     ---------
Current Liabilities:
  Notes Payable (Note 4)                                     119,950        97,000
  Current Maturities of Long-Term Debt (Note 3)                8,876         8,876
  Accounts Payable                                            40,273        51,960
  Customer Deposits                                            5,386         5,576
  Environmental Remediation Costs (Note 13)                   14,027         9,668
  Taxes Accrued                                                  563         1,531
  Interest Accrued and Other Current Liabilities              14,112        14,010
                                                           ---------     ---------
      Total Current Liabilities                              203,187       188,621
                                                           ---------     ---------
Deferred Credits and Other Non-Current
 Liabilities: (Note 1)
  Deferred Income Taxes - Net (Note 8)                        91,167        84,827
  Investment Tax Credits (Note 7)                              4,849         5,239
  Pension and Other Postretirement Benefits (Note 11)         13,342        14,227
  Environmental Remediation Costs (Note 13)                   41,354        47,925
  Other                                                        7,146         6,178
                                                           ---------     ---------
      Total Deferred Credits and Other Non-Current
       Liabilities                                           157,858       158,396
                                                           ---------     ---------
Commitments and Contingencies (Note 13)
      Total Capitalization and Liabilities                 $ 766,925     $ 748,095
                                                           =========     =========



The accompanying footnotes are an integral part of the financial statements.



Statements of Consolidated Capitalization
(in Thousands Except for Share Data)


                                                                          South Jersey Industries, Inc.
                                                                                and Subsidiaries
                                                                                  December 31,

                                                                               1999          1998
                                                                            ----------    ----------
Common Equity: (Notes 6 & 12)
  Common Stock: Par Value $1.25 per share; Authorized 20,000,000 shares;
    Outstanding Shares: 11,152,175 (1999) and 10,778,990 (1998)
  Balance at Beginning of Year                                              $ 13,474      $ 13,464
    Stock Plans                                                                  466            10
                                                                            --------      --------
  Balance at End of Year                                                      13,940        13,474
  Premium on Common Stock                                                    120,868       111,253
  Retained Earnings                                                           50,467        44,507
                                                                            --------      --------
      Total Common Equity                                                    185,275       169,234
                                                                            --------      --------

Preferred Stock and Securities of Subsidiary: (Note 2)
  Redeemable Cumulative Preferred Stock:
    South Jersey Gas Company, Par Value $100 per share
      Authorized Shares: 45,504 (1999) and 46,404 (1998)
      Outstanding Shares: Series A, 4.7% - 1,200 (1999) and 2,100 (1998)         120           210
                          Series B, 8.0% - 19,242                              1,924         1,924
  South Jersey Gas Company-Guaranteed Manditorily Redeemable
   Preferred Securities of Subsidiary Trust:
     Par Value $25 per share, 1,400,000 shares Authorized and Outstanding     35,000        35,000
                                                                            --------      --------
      Total Preferred Stock and Securities of Subsidiary                      37,044        37,134
                                                                            --------      --------

Long-Term Debt: (A)
  South Jersey Gas Company:
    First Mortgage Bonds (B):
       8.19% Series due 2007                                                  18,181        20,454
      10.25% Series due 2008                                                  15,908        20,454
          9% Series due 2010                                                  24,062        26,250
       6.12% Series due 2010 (C)                                              10,000        10,000
       6.95% Series due 2013                                                  35,000        35,000
      7.125% Series due 2018 (C)                                              20,000        20,000
        7.7% Series due 2027                                                  35,000        35,000
    Unsecured Notes:
      Term Note, 8.47% due 2001                                                4,286         6,428
      Debenture Notes, 8.6% due 2010                                          30,000        30,000
                                                                            --------      --------

      Total Long-Term Debt Outstanding                                       192,437       203,586
      Less Current Maturities                                                  8,876         8,876
                                                                            --------      --------

      Total Long-Term Debt                                                   183,561       194,710
                                                                            --------      --------

Total Capitalization                                                        $405,880      $401,078
                                                                            ========      ========


(A) The long-term debt maturities and sinking fund requirements for the succeeding 5 years are as follows:
     2000, $8,876; 2001, $11,876; 2002, $9,734; 2003, $12,884; and 2004, $12,884.

(B) SJG's First Mortgage dated October 1, 1947, as supplemented, securing the First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility plant.

(C) On October 21, 1998, SJG issued $30 million of debt under a Medium-Term Note Program established October 5, 1998. A total of $100 million is authorized to be issued under this program through December 2001.


The accompanying footnotes are an integral part of the financial statements.


Notes to Consolidated Financial Statements

 1.  Summary of Significant Accounting Policies:

     Consolidation - The consolidated financial statements include the accounts of South Jersey Industries, Inc. (SJI) and its subsidiaries. We were not required to eliminate certain intercompany transactions, amounting to approximately $1.9 million in 1997. We capitalized those amounts to utility plant or environmental remediation costs on South Jersey Gas Company's (SJG) books of account. SJG recovers those amounts through the rate-making process (See Notes 9 & 13). All other significant intercompany accounts and transactions were eliminated. SJI reclassified some previously reported amounts to conform with current year classifications.

     Estimates and Assumptions - Our financial statements are prepared to conform with generally accepted accounting principles. Management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

     Regulation - SJG is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU). We maintain our accounts according to the BPU's prescribed Uniform System of Accounts (See Note 9).

     Revenues - SJG and South Jersey Energy Company (SJE) bill customers monthly. For customers not billed at the end of each month, an accrual is made to recognize unbilled revenues from the date of the last bill to the end of the month.

     The BPU allows SJG to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). We collect these costs on a forecasted basis upon BPU order. SJG defers under- or over-recoveries of gas costs and includes them in the following year's LGAC. We pay interest on overcollected LGAC balances based on SJG's return on rate base determined in base rate proceedings (See Note 9).

     SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a Demand Side Management Clause (DSMC). Our TAC reduces the impact of temperature fluctuations on SJG and its customers. The RAC recovers remediation costs of former gas manufacturing plants and the DSMC recovers costs associated with our conservation plan. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather during the winter season can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover these costs through rates over 7-year amortization periods (See Notes 9 & 13). DSMC adjustments are not significant and do not affect earnings.

     Property, Plant & Equipment - For regulatory purposes, utility plant is stated at original cost. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

     Depreciation and Amortization - We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. These estimates are periodically reviewed and adjusted as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.8% in 1999, 1998 and 1997. Except for extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, and removal costs less salvage. The gas plant acquisition adjustment is amortized on a straight-line basis over 40 years. The unamortized balance of $1.8 million at December 31, 1999, is not included in rate base. Nonutility property depreciation is computed on a straight-line basis over the estimated useful lives of the property, ranging up to 35 years. Gain or loss on the disposition of nonutility property is recognized in net income.

     New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for our fiscal year ending December 31, 2001. This statement establishes accounting and reporting standards for derivative instruments, including those embedded in other contracts, and for hedging activities. It requires recognizing derivatives as assets or liabilities at fair value on the balance sheet. We are currently evaluating the effects of FASB No. 133 on SJI's financial condition and results of operations, which will vary based on our use of derivative instruments at the time of adoption.

     Income and Other Taxes - Deferred Income Taxes are provided for all significant temporary differences between book and taxable income (See Notes 7 & 8).

     New Jersey adopted legislation reforming energy taxation in 1997. The law eliminated the Gross Receipts & Franchise Tax (GRAFT) of approximately 13% of utility revenue, replacing it with a combination of taxes. Beginning January 1, 1998, retail sales and transportation of natural gas, electricity and utility services are subject to the 6% State Sales and Use Tax (SUT). Gas and electric utilities are also subject to the 9% State Corporation Business Tax
(CBT). To bridge the revenue gap the law created, the State imposed a Transitional Energy Facilities Assessment (TEFA) on gas volumes sold and transported. The TEFA is being phased out over 5 years beginning January 1, 1999. The revised tax policy is expected to eliminate tax differences between utility and nonutility suppliers, providing fair competition and lower energy costs for consumers. The legislation requires SJG to prepay taxes which, depending on weather, may not materialize as expense during that same year. Any remaining balance of these payments is settled up in the subsequent year. Additionally, the SUT is not included in reported utility revenues or tax expense, as GRAFT was previously. Therefore, there are equal reductions in these line items on the statements of consolidated income (See Note 8).

     Statements of Consoliated Cash Flows - For purposes of reporting cash flows, highly liquid investments with original maturities of 3 months or less are considered cash equivalents.

 2.  Preferred Stock and Securities of Subsidiary:

     Redeemable Cumulative Preferred Stock - Annually, SJG is required to offer to purchase 900 and 1,500 shares of its Cumulative Preferred Stock, Series A and Series B, respectively, at par value, plus accrued dividends.

     If preferred stock dividends are in arrears, SJG may not declare or pay dividends or make distributions on its common stock. Preferred shareholders may elect a majority of SJG's directors if four or more quarterly dividends are in arrears.

     Mandatorily Redeemable Preferred Securities - In May 1997, SJG's statutory trust subsidiary, SJG Capital Trust (Trust), sold $35 million of 8.35% SJG-Guaranteed Mandatorily Redeemable Preferred Securities. The Trust's only assets are the 8.35% Deferrable Interest Subordinated Debentures issued by SJG maturing April 2037. This is also the maturity date of the Preferred Securities. The Debentures and Preferred Securities are redeemable at SJG's option at a price equal to 100% of the principal amount at any time on or after April 30, 2002.

     SJI has 2,500,000 authorized shares of Preference Stock, no par value, which has not been issued. SJI has registered and reserved for issuance 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Preferred Stock) connected with adopting its Shareholder Rights Plan (See Note
6).

 3.  Financial Instruments:

     Long-Term Debt - The fair values of SJI's long-term debt, including current maturities, as of December 31, 1999 and 1998, are estimated to be $190.1 million and $227.0 million, respectively. Carrying amounts are $192.4 million and $203.6 million, respectively. The estimates are based on the interest rates available to SJI at the end of each year for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

     Other Financial Instruments - The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 1999 and 1998.

 4.  Unused Lines of Credit and Compensating Balances:

     Unused lines of credit available at December 31, 1999, were $24.1 million. Borrowings under these lines of credit are at market rates. The weighted borrowing cost, which changes daily, was 6.45% and 5.81% at December 31, 1999 and 1998, respectively. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

 5.  Divestitures and Affiliations:

     Divestitures - In 1996, Energy & Minerals, Inc. (EMI), an SJI subsidiary, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary. We transferred cash, certain real estate and other assets, along with certain liabilities remaining after the sale, to EMI's books (See Note 13).

     In 1997, R&T Group, Inc. (R&T), SJI's construction subsidiary, sold all of its operating assets, except some real estate.

     Annually, SJI conducts tests to estimate the environmental remediation costs for properties owned by South Jersey Fuel, Inc. (SJF), a subsidiary of EMI, from its previously operated fuel oil business. SJI reports the environmental remediation activity related to these properties as discontinued operations. This reporting is consistent with previous years (See Note 13).

     In 1998, SJE actively traded electricity in the wholesale market, but ceased its trading activities later that same year. Upon expiration of SJE's last wholesale electric contract in December 1999, SJE formally exited wholesale electric operations. Summarized operating results of the discontinued operations were:

                                                  Thousands of Dollars
                                             1999         1998         1997
                                          ----------   ----------   ----------

Operating Revenues:
  Construction                             $      -     $      -     $  4,928
  Wholesale Electric                              -      117,236            -
                                           --------     --------     --------
      Total Operating Revenues             $      -     $117,236     $  4,928
                                           ========     ========     ========

(Loss) Income before Income Taxes:
  Sand Mining                              $   (216)    $ (3,697)    $ (1,257)
  Construction                                 (195)        (587)          39
  Fuel Oil                                      (89)         (72)      (1,725)
  Wholesale Electric                             (8)         573            -
Income Tax Credits                              219        1,325        1,077
                                           --------     --------     --------
Loss from Discontinued Operations - Net    $   (289)    $ (2,458)    $ (1,866)
                                           ========     ========     ========
Earnings per Common Share
 from Discontinued Operations              $  (0.02)    $  (0.23)    $  (0.17)
                                           ========     ========     ========


     Affiliations - SJI, through its wholly-owned subsidiary, SJ EnerTrade (EnerTrade), and UPR Energy Marketing, Inc., jointly own South Jersey Resources Group, LLC (SJRG). SJRG provides natural gas storage, peaking services and transportation capacity for wholesale customers in New Jersey and surrounding states.

     In January 1999, SJI and Conectiv Solutions, LLC, formed Millennium Account Services, LLC, to provide meter reading services in southern New Jersey. Customers should benefit from reduced meter reading costs resulting from synergies that exist because of overlapping territories.

     In June 1999, SJE and Energy East Solutions, Inc. formed South Jersey Energy Solutions, LLC (SJES) to market retail electricity and energy management services. SJES is scheduled to begin supplying retail electricity during the first quarter of 2000.

     SJE and GZA GeoEnvironmental, Inc. (GZA) market a jointly developed air monitoring system designed to assist companies involved in environmental cleanup activities. This system is currently in use as a joint venture between the two companies on a contract-by-contract basis.

     SJI, through its wholly-owned subsidiaries, currently holds a 50% non-controlling interest in these affiliations and accounts for the investments under the equity method. The operations of SJRG, Millennium, SJES and air monitoring are not material to the accompanying consolidated financial statements.

 6.  Common Stock:

     SJI has 20,000,000 shares of authorized Common Stock. The following shares were issued and outstanding:

                                             1999         1998         1997
                                          ----------   ----------   ----------

Beginning of Year                         10,778,990   10,771,413   10,756,679
New Issues During Year:
  Dividend Reinvestment Plan                 367,622            -            -
  Employees' Stock Ownership Plan              4,144        3,875        4,770
  Stock Option, Stock Appreciation
   Rights, and Restricted Stock
   Award Plan                                     31        1,952        9,514
  Directors' Restricted Stock Plan             1,388        1,750          450
                                          ----------   ----------   ----------
End of Year                               11,152,175   10,778,990   10,771,413
                                          ==========   ==========   ==========


     The par value ($1.25 per share) of stock issued in 1999, 1998 and 1997 was credited to Common Stock. Net excess over par value of approximately $9.6 million, $0.3 million, and $0.5 million, respectively, was credited to Premium on Common Stock.

     Effective 1996, SJI adopted FASB No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for stock-based compensation. As permitted by the statement, we elect to continue measuring compensation costs using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The pro forma effect of adopting the fair value based method of accounting on net income and Earnings per Share (EPS) is immaterial for the 1999, 1998, and 1997 fiscal years.

     Dividend Reinvestment Plan (DRP) and Employees' Stock Ownership Plan
(ESOP) - Effective June 1999, newly issued shares of common stock offered through the DRP are issued directly by SJI. Prior to this date, these shares were purchased in the open market. All shares offered through the ESOP continue to be issued directly by SJI. As of December 31, 1999, SJI reserved 694,461 and 27,352 shares of authorized, but unissued, common stock for future issuance to the DRP and ESOP, respectively.

     Stock Option, Stock Appreciation Rights, and Restricted Stock Award
Plan - Under this plan, no more than 306,000 shares of common stock in the aggregate may be issued to SJI's officers and other key employees. No options or stock appreciation rights may be granted under the Plan after November 22, 2006. At December 31, 1999, 1998, and 1997, SJI had 4,500, 5,000 and 13,060
options outstanding, respectively, all exercisable at prices from $17.89 to $24.69 per share. During 1997, 4,311 options were exercised at prices from $17.16 to $17.89 per share. In addition, during 1999, 1998 and 1997; 500, 8,060 and 17,619 options were surrendered for the issuance of 31, 1,952 and 5,203 shares of common stock, respectively. No options were granted in 1999, 1998, or 1997. No stock appreciation rights were issued under the Plan. In 1999, the Plan was amended to include restricted stock awards. As of December 31, 1999, no awards were granted. Stock options outstanding at December 31, 1999, 1998, and 1997, had no effect on EPS.

                                     - 21 -

     Directors' Restricted Stock Plan - Under this Plan, SJI granted an initial award of 13,800 shares to outside directors in December 1996, at a market value of $24.00 per share. The Plan also provides for annual awards and, in December 1999, 1998, and 1997, we granted 1,388, 1,750, and 450 additional shares, respectively. Initial awards vest over 5 years, with 20% of those awards vesting annually. Annual awards vest on their third anniversary. SJI holds shares issued as restricted stock until the attached restrictions lapse. The stock's market value on the grant date is recorded as compensation expense over the applicable vesting period.

     Shareholder Rights Plan - In September 1996, the board of directors adopted a shareholder rights plan providing for the distribution of one right for each share of common stock outstanding on and after October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Preferred Stock at an exercise price of $90 (See Note 2).

     The rights will not be exercisable until after a person or group acquires 10% or more of SJI's common stock. Each of the rights (except for those held by the 10% holder) entitles the holder to purchase that number of shares of SJI's common stock, or common stock of the acquiring company, at a market value equal to two times the exercise price.

     SJI may redeem the rights in whole, but not in part, for $.001 per right at any time until 10 days following the time the acquiring person or group reached the 10% threshold. The rights expire if not exercised or redeemed by September 20, 2006.

 7.  Regulatory Assets and Deferred Credits - Federal and Other Taxes:

     The primary asset created by adopting FASB No. 109, "Accounting for Income Taxes," was Income Taxes - Flowthrough Depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented excess tax depreciation over book depreciation on utility plant because of temporary differences for which, prior to FASB No. 109, deferred taxes previously were not provided. SJG previously flowed these tax benefits through to ratepayers. SJG is recovering the amortization of the regulatory as set through rates over 18 years which began in December 1994.

     The Investment Tax Credit (ITC) attributable to SJG was deferred and continues to be amortized at the annual rate of 3%, which approximates the life of related assets.

     SJG deferred $11.8 million resulting from a change in the basis for accruing GRAFT in 1978, and is amortizing it on a straight-line basis to operations over 30 years beginning that same year.

 8.  Income and Other Taxes:

     Total income taxes applicable to operations differs from the tax that would have resulted by applying the statutory Federal Income Tax rate to pre-tax income for the following reasons:

                                                  Thousands of Dollars
                                             1999         1998         1997
                                          ----------   ----------   ----------

Tax at Statutory Rate                      $ 12,090     $  7,676     $ 10,260
Increase (Decrease) Resulting from:
  State Income Taxes                          3,895        3,170           23
  Amortization of ITC                          (390)        (393)        (393)
  Tax Depreciation Under Book
   Depreciation on Utility Plant                664          664          664
  Other - Net                                   169          542          185
                                           --------     --------     --------
Income Taxes - Continuing Operations         16,428       11,659       10,739
Income Taxes - Discontinued Operations         (219)      (1,325)      (1,424)
                                           --------     --------     --------
      Net Income Taxes                     $ 16,209     $ 10,334     $  9,315
                                           ========     ========     ========

     The provision for Income Taxes is comprised of the following:

                                                  Thousands of Dollars
                                             1999         1998         1997
                                          ----------   ----------   ----------
Current:
  Federal                                  $  6,151     $  2,024     $  4,964
  State                                       3,218        2,227           97
                                           --------     --------     --------
      Total Current                           9,369        4,251        5,061
                                           --------     --------     --------
Deferred:
  Federal
    Excess of Tax Depreciation Over
     Book Depreciation - Net                  5,496        5,308        4,162
    Deferred Fuel Costs                       1,909        1,397          349
    Environmental Remediation Costs - Net    (1,058)       1,990        1,903
    Alternative Minimum Tax                     676       (1,750)        (304)
    Other - Net                                 (15)         (87)          35
  State                                         441          943          (74)
                                           --------     --------     --------
      Total Deferred                          7,449        7,801        6,071
                                           --------     --------     --------
ITC                                            (390)        (393)        (393)
                                           --------     --------     --------
  Income Taxes - Continuing Operations       16,428       11,659       10,739
  Income Taxes - Discontinued Operations       (219)      (1,325)      (1,424)
                                           --------     --------     --------
      Net Income Taxes                     $ 16,209     $ 10,334     $  9,315
                                           ========     ========     ========


     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of SJI's net deferred tax liability at December 31 are:

                                                        Thousands of Dollars
                                                          1999         1998
                                                       ----------   ----------
Deferred Tax Liabilities:
  Tax Depreciation Over Book Depreciation               $ 70,362     $ 67,150
  Difference Between Book and Tax Basis of Property        6,478        6,041
  Deferred Fuel Costs                                      9,235        6,835
  Deferred Regulatory Costs                                1,301          727
  Environmental Remediation Costs                          7,295        8,430
  Excess Protected                                         3,355        3,421
  GRAFT                                                    1,022        1,215
  Other                                                      929          227
                                                        --------     --------
      Total Deferred Tax Liabilities                      99,977       94,046
                                                        --------     --------
Deferred Tax Assets:
  Alternative Minimum Tax                                  2,327        3,135
  ITC Basis Gross Up                                       2,601        2,802
  Deferred State Tax                                         674          167
  Other                                                    3,208        3,115
                                                        --------     --------
      Total Deferred Tax Assets                            8,810        9,219
                                                        --------     --------
      Net Deferred Tax Liability                        $ 91,167     $ 84,827
                                                        ========     ========


     The significant components of Other Taxes are:

                                                  Thousands of Dollars
                                             1999         1998         1997
                                          ----------   ----------   ----------

TEFA                                       $  7,637     $  7,378     $      -
GRAFT                                           197          123       27,361
Other                                         3,303        2,951        3,057
                                           --------     --------     --------
      Total Other Taxes                    $ 11,137     $ 10,452     $ 30,418
                                           ========     ========     ========


     During 1999 and 1998, SJG recorded an additional $13.4 and $12.0 million, respectively, for SUT on utility services through its consolidated balance sheet. As an agent for the collection of SUT, we exclude these amounts from reported revenues and tax expense (See Note 1).

                                     - 22 -

 9.  Recent Regulatory Actions:

     In January 1997, the BPU granted SJG a total rate increase of $10.3 million. The $6.0 million base rate portion of the increase was based on a 9.62% rate of return on rate base, which included an 11.25% return on common equity. Additionally, SJG's threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation (Sharing Formula) increased from $4.0 million to $5.0 million. With the completion of major construction projects, this $5.0 million threshold increased by $500,000 in 1997 and by another $2.0 million in 1998. SJG keeps 100% of pre-tax margins up to the threshold level and 20% of such margins above that level. In October 1998, the BPU approved a revision to the Sharing Formula as part of an agreement to modify SJG's TAC. The revision credits the first $750,000 above the current threshold level to the LGAC customers. Thereafter, SJG keeps 20% of the pre-tax margins as it has historically.

     As part of the tariff changes approved in the rate case, SJG began its pilot program in April 1997, giving residential customers a choice of gas supplier. During the initial enrollment period, nearly 13,000 residential customers applied for this service. The BPU subsequently expanded the number of potential participants to 50,000 and, as of December 31, 1999, enrollment totaled 35,683. Effective January 10, 2000, the BPU approved full unbundling of SJG's system. This allows all natural gas consumers to select their supplier, lifting the previously existing cap of 50,000 residential customers. Participants' bills are reduced for cost of gas charges and applicable taxes. The resulting decrease in revenues is offset by a corresponding decrease in gas costs and taxes under SJG's BPU-approved fuel clause. While the program reduces utility revenues, it does not affect SJI's net income, financial condition or margins.

     In June 1998, SJG filed a petition with the BPU requesting a change to the TAC. The request was granted in October 1998. As a result, SJG experiences reduced fluctuations in income when weather is warmer or colder than normal.

     In August 1998, SJG filed with the BPU to recover increased remediation costs expended from August 1995 through July 1998. In September 1999, the BPU approved the requested annual recovery level of $6.5 million. This represents an annual increase of approximately $4.5 million over the recovery previously included in rates. In July 1999, SJG filed its annual RAC with the BPU requesting recovery of carrying costs on unrecovered remediation costs and proposed no change in the current RAC rate for the next 3 years. In January 2000, the BPU approved the recovery of carrying costs on unrecovered remediation costs and SJG's proposal to keep its current RAC rate in effect through October, 2002.

     In September 1998, SJG filed its annual LGAC, TAC and DSMC with the BPU. The LGAC and DSMC cover the period November 1 through October 31 of each year. The TAC period runs from October 1 through May 31. In May 1999, the BPU approved a $7.1 million increase in rates as part of this filing, which included the results of the previous two annual filings. We are currently in the process of preparing the 1999 annual filing which should be made with the BPU during the first quarter of 2000.

     In February 1999, the Electric Discount and Energy Competition Act became law. This law established unbundling, where redesigned utility rate structures allow natural gas and electric consumers to choose their energy supplier. SJG filed its unbundling proposal in April 1999 and received final BPU approval in January 2000.

     In addition to allowing all customers to select their own supplier, the unbundling approval also created an incentive to customers to select a supplier, other than SJG, in the form of a Market Development Credit (MDC). This credit will be provided to customers over the next two years and will approximate $2.5 million plus carrying costs through December 2001. The majority of this credit was provided for on SJG's books as a Deferred Credit. Therefore, the impact of the MDC will not materially impact future periods.

     Also included in the proposal was the approved recovery of carrying costs on the RAC, as previously discussed, and a modification to SJG's LGAC. Under-recovered gas costs of $11.9 million as of October 31, 1999, and carrying costs thereon, will be recovered over 3 years. The LGAC for the period starting November 1999, continues to operate as it has in the past (See Note 1).

10.  Segments of Business:

     Information about SJI's operations in different industry segments is presented below:

                                                  Thousands of Dollars
                                             1999         1998         1997
                                          ----------   ----------   ----------
Operating Revenues:
  Gas Utility Operations                   $350,921     $299,070     $327,548
  Other Industries                           49,651       35,955       22,083
                                           --------     --------     --------
      Subtotal                              400,572      335,025      349,631
  Intersegment Sales                         (8,095)      (2,015)      (1,064)
                                           --------     --------     --------
      Total Operating Revenues             $392,477     $333,010     $348,567
                                           ========     ========     ========

Operating Income:
  Gas Utility Operations                   $ 59,480     $ 49,234     $ 51,555
  Other Industries                            1,911           67       (1,009)
                                           --------     --------     --------
      Subtotal                               61,391       49,301       50,546
  Income Taxes                              (16,428)     (11,659)     (10,739)
  General Corporate                             924       (1,929)      (1,165)
                                           --------     --------     --------
      Total Operating Income               $ 45,887     $ 35,713     $ 38,642
                                           ========     ========     ========

Depreciation and Amortization:
  Gas Utility Operations                   $ 21,676     $ 19,014     $ 17,867
  Other Industries                               59           26           18
  Discontinued Operations                        30           23          227
                                           --------     --------     --------
      Total Depreciation and Amortization  $ 21,765     $ 19,063     $ 18,112
                                           ========     ========     ========

Property Additions:
  Gas Utility Operations                   $ 47,390     $ 64,862     $ 48,533
  Other Industries                              390           67          141
  Discontinued Operations                         -            -            1
                                           --------     --------     --------
      Total Property Additions             $ 47,780     $ 64,929     $ 48,675
                                           ========     ========     ========

Identifiable Assets:
  Gas Utility Operations                   $750,239     $720,137     $649,113
  Other Industries                           14,049       14,185       11,322
  Discontinued Operations                     2,326        9,562        2,993
                                           --------     --------     --------
      Subtotal                              766,614      743,884      663,428
  Corporate Assets                           15,744       25,251       23,664
  Intersegment Assets                       (15,433)     (21,040)     (16,491)
                                           --------     --------     --------
      Total Identifiable Assets            $766,925     $748,095     $670,601
                                           ========     ========     ========


     Gas Utility Operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Other Industries include the natural gas and electric acquisition and transportation service companies (See
Note 5).

     SJI's interest expense relates primarily to SJG's borrowing and financing activities. These amounts are included in our statements of consolidated income and not shown above. Interest income is essentially derived from borrowings between the subsidiaries and is eliminated during consolidation.

11.  Pensions & Other Postretirement Benefits:

     SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to substantially all full-time, regular employees upon retirement. The other postretirement benefit plans provide health care and life insurance benefits to some retirees.

     The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Amounts accrued prior to that authorization were deferred and are being amortized as allowed by the BPU. The unamortized balance amounting to

                                     - 23 -

$4.9 million at December 31, 1999, is recoverable in rates. We are amortizing this amount over 15 years which started in January 1998.

     Net periodic benefit cost related to the pension and other postretirement benefit insurance plans, consisted of the following components:

                                         Thousands of Dollars

                            Pension Benefits              Other Benefits
                          1999     1998    1997       1999     1998     1997
                        -------------------------    -------------------------

Service cost            $ 2,245  $ 1,912  $ 1,960    $ 1,098  $   903  $   994
Interest cost             4,211    3,973    3,820      1,593    1,494    1,579
Expected return on
 plan assets             (4,280)  (3,894)  (3,358)      (675)    (417)    (272)
Amortization of
 transition
 obligation                  72       72       72        772      796      796
Amortization of loss
 (gain) and other           436      292      340          -      (14)       -
                        -------  -------  -------    -------  -------  -------
Net periodic
 benefit cost           $ 2,684  $ 2,355  $ 2,834    $ 2,788  $ 2,762  $ 3,097
                        -------  -------  -------    -------  -------  -------


     A reconciliation of the Plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidated balance sheets follows:

                                                Thousands of Dollars

                                      Pension Benefits        Other Benefits
                                       1999       1998        1999       1998
                                     --------   --------    --------   --------
Change in Benefit Obligation:
Benefit obligation at beginning
 of year                             $ 64,035   $ 56,753    $ 24,248   $ 24,024
  Service cost                          2,245      1,912       1,098        903
  Interest cost                         4,211      3,973       1,593      1,494
  Actuarial (gain) loss and other      (8,260)     3,783      (3,405)    (1,436)
  Benefits paid                        (2,701)    (2,386)       (693)      (737)
                                     --------   --------    --------   --------
Benefit obligation at end of year    $ 59,530   $ 64,035    $ 22,841   $ 24,248
                                     --------   --------    --------   --------

Change in Plan Assets:
Fair value of plan assets
 at beginning of year                $ 47,976   $ 46,875    $  6,972   $  4,403
  Actual return on plan assets          5,541      1,887         392        568
  Employer contributions                2,504      1,600       2,801      2,738
  Benefits paid                        (2,701)    (2,386)       (693)      (737)
                                     --------   --------    --------   --------
Fair value of plan assets at end
 of year                             $ 53,320   $ 47,976    $  9,472   $  6,972
                                     --------   --------    --------   --------
Funded status                        $ (6,210)  $(16,059)   $(13,368)  $(17,276)
  Unrecognized prior service cost       2,930      3,222           -          -
  Unrecognized net obligation assets
   from transition                        287        359      10,033     10,805
  Unrecognized net (gain) loss
   and other                             (564)     9,101      (3,649)      (527)
                                     --------   --------    --------   --------
Accrued net benefit cost at end
 of year                             $ (3,557)  $ (3,377)   $ (6,984)  $ (6,998)
                                     --------   --------    --------   --------


     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets as of December 31, 1998, were $35.2 million, $28.4 million, and $26.2 million, respectively. As of December 31, 1999, the accumulated benefit obligations did not exceed plan assets.

     Assumptions used in the accounting for these plans were:

                                      Pension Benefits        Other Benefits
                                       1999       1998        1999       1998
                                     --------   --------    --------   --------

Discount rate                          7.75%      6.75%       7.75%      6.75%

Expected return on plan assets         9.00%      9.00%       9.00%      9.00%

Rate of compensation increase          4.60%      4.10%          -          -


     The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 1999, are: Medical and Drug - 6.0% in 1999 for participants age 65 or older, grading to 5.5% in 2001, and 7.5% in 1999 for participants under age 65, grading to 5.5% in 2005.
Dental - 7.0% in 1999, grading to 5.5% in 2005.

     A 1% change in the assumed health care cost trend rates for SJI's postretirement health care plans in 1999 would have the following effects:

                                                   Thousands of Dollars
                                                 1% Increase   1% Decrease
                                                 -----------   -----------
Effect on the aggregate of the service
 and interest cost components                       $  456       $  (366)

Effect on the postretirement benefit obligation     $2,898       $(2,660)


12.  Retained Earnings:

     Restrictions exist under various loan agreements regarding the amount of cash dividends or other distributions that we may pay on SJG's common stock. SJI's total equity in its subsidiaries' retained earnings, which is free of these restrictions, was approximately $48.6 million as of December 31, 1999.

13.  Commitments and Contingencies:

     Construction and Environmental - SJI's estimated net cost of construction and environmental remediation programs for 2000 totals $51.6 million. Commitments were made regarding some of these programs.

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

     Pending Litigation - SJI is subject to claims arising from the ordinary course of business and other legal proceedings. In November 1999, Goldin Associates LLC, Trustee for the Power Company of America Liquidating Trust
(PCA), filed a complaint in bankruptcy court against SJE seeking damages of $11 million plus interest and attorneys' fees. PCA was a wholesale electricity trading company with whom SJE did business. PCA filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code. We believe SJE acted prudently, responsibly and in accordance with contractual obligations in its transactions with PCA. We believe the ultimate impact of these actions will not materially affect SJI's financial position, results of operations or liquidity.

     Environmental Remediation Costs - SJI incurred and recorded costs for environmental cleanup of sites where SJG or its predecessors operated gas manufacturing plants. SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental cleanup of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

     Since the early 1980s, SJI recorded environmental remediation costs of $116.3 million, of which $60.9 million was spent as of December 31, 1999. With the assistance of an outside consulting firm, we estimate that future costs to clean up SJG's sites will range from $51.0 million to $161.3 million. We recorded the lower end of this range as a liability. It is reflected on the 1999 consolidated balance sheet under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities (See Note 1). SJG did not adjust the accrued liability for future insurance recoveries, which we have been successful in pursuing. We used these proceeds to offset related legal fees and to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site-specific requirements.

     The major portion of recorded environmental costs relate to the cleanup of SJG's former gas manufacturing sites. SJG recorded $109.6 million for the remediation of these sites and spent $58.5 million through December 31, 1999.

     SJG has two regulatory assets associated with environmental cost. The first asset is titled Environmental Remediation Cost: Expended - Net. These expenditures represent what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of FASB No. 71, "Accounting for the Effects of Certain Types of Regulation." The BPU allows SJG to recover expenditures through July 1998 and petitions to recover costs through July 1999 are pending (See Note 9).

     The other asset titled Environmental Remediation Cost: Liability for Future Expenditures relates to estimated future expenditures determined under the guidance of FASB No. 5, "Accounting for Contingencies." This amount, which relates to former manufactured gas plant sites, was recorded as a deferred debit with the corresponding amount reflected on the consolidated balance sheet under the captions, Current Liabilities and Deferred Credits and Other Non-Current Liabilities. The deferred debit is a regulatory asset under FASB No.
71. The BPU's intent, evidenced by current practice, is to allow SJG to recover the deferred costs after they are spent.

     SJG files with the BPU to recover these costs in rates through its RAC. The BPU has consistently allowed the full recovery over 7-year periods, and SJG believes this will continue. As of December 31, 1999, SJG's unamortized remediation costs of $25.7 million are reflected on the consolidated balance sheet under the caption, Regulatory and Other Non-Current Assets. Since implementing the RAC in 1992, SJG recovered $21.6 million through rates as of December 31, 1999 (See Note 9).

     With Morie's sale, EMI assumed responsibility for environmental liabilities estimated between $2.8 million and $9.0 million. The information available on these sites is sufficient only to establish a range of probable liability, and no point within the range is more likely than any other. Therefore, EMI continues to accrue the lower end of the range. Changes in the accrual are included in the statements of consolidated income under the caption, Loss from Discontinued Operations - Net.

     SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for SJI's site range between $0.1 million and $0.2 million, while SJF's estimated liability ranges from $1.2 million to $4.5 million for its three sites. Amounts sufficient to cover the lower ends of these ranges were recorded and are reflected on the 1999 consolidated balance sheet under Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 1999.


Management's Responsibilities to Financial Statements

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


Quarterly Financial Data (Unaudited)
Summarized quarterly results of SJI's operations, in thousands except for per share amounts:

                                                   1999 Quarter Ended                              1998 Quarter Ended

                                       March 31   June 30    Sept. 30   Dec. 31        March 31   June 30    Sept. 30   Dec. 31
                                       --------   --------   --------   --------       --------   --------   --------   --------
Operating Revenues                     $146,732   $ 76,697   $ 59,165   $109,883       $116,790   $ 60,019   $ 51,021   $105,180
                                       --------   --------   --------   --------       --------   --------   --------   --------

Operating Expenses:
  Operation and Maintenance
   Including Fixed Charges              111,631     74,357     64,332     92,615         90,933     59,856     55,735     90,931
  Income Taxes                           12,701        470     (2,544)     5,801          9,489       (409)    (2,357)     4,936
  Other Taxes                             4,497      1,872      1,531      3,237          3,914      2,027      1,601      2,910
                                       --------   --------   --------   --------       --------   --------   --------   --------

Income (Loss) from
 Continuing Operations                   17,903         (2)    (4,154)     8,230         12,454     (1,455)    (3,958)     6,403

Discontinued Operations - Net               (64)       (59)       (37)      (129)          (326)    (2,467)       893       (558)
                                       --------   --------   --------   --------       --------   --------   --------   --------

Net Income (Loss) Applicable
 to Common Stock                       $ 17,839   $    (61)  $ (4,191)  $  8,101       $ 12,128   $ (3,922)  $ (3,065)  $  5,845
                                       ========   ========   ========   ========       ========   ========   ========   ========

Earnings Per Common Share
 (Based on Average
 Shares Outstanding): (1)
  Continuing Operations                $   1.66   $   0.00   $  (0.38)  $   0.74       $   1.16   $  (0.14)  $  (0.36)  $   0.59
  Discontinued Operations - Net            0.00      (0.01)      0.00      (0.01)         (0.03)     (0.22)      0.08      (0.05)
                                       --------   --------   --------   --------       --------   --------   --------   --------

Earnings Per Common Share              $   1.66   $  (0.01)  $  (0.38)  $   0.73       $   1.13   $  (0.36)  $  (0.28)  $   0.54
                                       ========   ========   ========   ========       ========   ========   ========   ========

Average Shares Outstanding               10,780     10,781     10,975     11,151         10,774     10,775     10,776     10,778



(1) The sum of the quarters for 1999 and 1998 does not equal the year's total due to rounding.

NOTE: Because of the seasonal nature of the business, statements for the 3-month periods are not indicative of the results for a full year.



Market Price of Common Stock and Related Information


               Market Price          Dividends                       Market Price          Dividends
Quarter Ended  Per Share             Declared         Quarter Ended  Per Share             Declared
1999           High        Low       Per Share        1998           High        Low       Per Share
-------------  ---------   -------   ---------        -------------  ---------   -------   ---------
March 31       $26 11/16   $21 1/2   $0.36            March 31       $30 3/4     $28 3/4   $0.36
June 30        $30         $21 5/8   $0.36            June 30        $30         $26 1/2   $0.36
Sept. 30       $30 3/4     $26 1/16  $0.36            Sept. 30       $27 7/8     $22       $0.36
Dec. 31        $30 1/4     $25 1/2   $0.36            Dec. 31        $27         $25       $0.36



These quotations are based on the list of composite transactions of the New York Stock Exchange. Our stock is traded on the New York and Philadelphia stock exchanges under the symbol SJI. We have declared and expect to continue to declare regular quarterly cash dividends. As of December 10, 1999, the latest available date, our stock records indicate that there were 9,725 shareholders.



South Jersey Gas Company Comparative Operating Statistics


                                              1999         1998         1997         1996         1995
                                            --------     --------     --------     --------     --------
Operating Revenues (Thousands):
  Firm
    Residential                             $152,946     $147,274     $176,717     $177,673     $151,720
    Commercial                                35,064       36,328       60,418       70,755       58,135
    Industrial                                 4,879        4,175        5,535        7,540        6,014
    Cogeneration & Electric Generation         8,496        8,119        5,249       16,173       15,725
    Firm Transportation                       33,125       24,893       15,966       10,473       13,930
                                            --------     --------     --------     --------     --------
      Total Firm Revenues                    234,510      220,789      263,885      282,614      246,524

  Interruptible                                1,645        2,506        6,085        7,256        6,786
  Interruptible Transportation                 1,724        2,598        3,507        2,630        2,778
  Off-System                                 104,142       62,578       39,403       28,236       20,360
  Capacity Release & Storage                   4,193        6,031        8,533        4,349        3,374
  Other                                        4,707        4,568        6,135        5,249        3,897
                                            --------     --------     --------     --------     --------
  Intercompany Sales                          (5,211)      (1,032)         (71)      (1,039)      (2,486)
      Total Operating Revenues              $345,710     $298,038     $327,477     $329,295     $280,233
                                            ========     ========     ========     ========     ========
Throughput (MMcf):
  Firm
    Residential                               17,741       16,979       19,955       21,699       19,573
    Commercial                                 4,634        4,826        8,067       10,117        8,945
    Industrial                                   246          348          733        1,238        1,016
    Cogeneration & Electric Generation         2,316        2,373        1,230        5,180        4,860
    Firm Transportation                       25,143       22,336       20,196       12,969       14,417
                                            --------     --------     --------     --------     --------
      Total Firm Throughput                   50,080       46,862       50,181       51,203       48,811
                                            --------     --------     --------     --------     --------

  Interruptible                                  383          694        1,345        1,618        1,843
  Interruptible Transportation                 3,628        6,049        7,586        5,422        5,888
  Off-System                                  42,480       26,916       14,462        8,571        9,590
  Capacity Release & Storage                  29,247       27,319       36,382       25,460       25,915
                                            --------     --------     --------     --------     --------
      Total Throughput                       125,818      107,840      109,956       92,274       92,047
                                            ========     ========     ========     ========     ========


Number of Customers at Year End:
  Residential                                254,601      248,210      242,132      236,008      230,446
  Commercial                                  18,894       18,457       18,037       17,469       17,179
  Industrial                                     404          398          398          397          397
                                            --------     --------     --------     --------     --------
      Total Customers                        273,899      267,065      260,567      253,874      248,022
                                            ========     ========     ========     ========     ========

Maximum Daily Sendout (MMcf)                     324          314          355          325          335
                                            ========     ========     ========     ========     ========

Annual Degree Days                             4,468        4,110        4,829        5,175        4,865
                                            ========     ========     ========     ========     ========

Normal Degree Days*                            4,664        4,708        4,728        4,689        4,709
                                            ========     ========     ========     ========     ========



* Average degree days recorded in SJG service territory during 20-year period ended June 30 of prior year.


South Jersey Industries, Inc.
Board of Directors

Shirli M. Billings, Ph.D.
Director since 1983, Age 59   1, 4, 5*
President, Leadership Learning Academy, Lakeland, Fla.

Charles Biscieglia
Director since 1998, Age 55   3+, 4*, 5+
Chairman, President and CEO of South Jersey Industries, Inc. and
President and CEO of South Jersey Gas Company

Sheila H. Coco
Director since 1999, Age 41   1, 2
Executive Vice President of Fiduciary Trust Company International, New York,
N.Y.

Richard L. Dunham
Director since 1984, Age 70   3+, 4, 5+
Former Chairman of the Board, now retired
Former Chairman of the Federal PowerCommission (now the Federal Energy Regulatory Commission), Washington, D.C.

W. Cary Edwards
Director from April 1990 to January 1993 and September
1993 to present, Age 55       2, 3, 4
Managing Partner, law firm of Edwards & Caldwell, Hawthorne, N.J.

Thomas L. Glenn, Jr.
Director since 1986, Age 65   1, 3*, 4
Chairman, Glenn Insurance, Inc., Absecon, N.J.

Herman D. James, Ph.D.
Director since 1990, Age 56   1*, 2, 5
Distinguished Professor, Rowan University, Glassboro, N.J.

Clarence D. McCormick
Director since 1979, Age 70   2*, 4, 5
Retired Chairman and CEO of The Farmers and Merchants National Bank of Bridgeton, N.J. and Retired Chairman and President of Southern Jersey Bancorp of Delaware, Bridgeton, N.J.

Frederick R. Raring
Director since 1995, Age 62   1, 3, 5
President, Seashore Supply Company, Atlantic City, N.J.


1        Audit Committee
2        Compensation/Pension Committee
3        Environmental Committee
4        Executive Committee
5        Nominating Committee
*        Committee Chair
+        Ex Officio


South Jersey Industries, Inc.
Officers

Charles Biscieglia
Chairman, President and CEO

George L. Baulig
Vice President & Corporate Secretary

Edward J. Graham
Vice President

David A. Kindlick
Vice President

Albert V. Ruggiero
Vice President

William J. Smethurst, Jr.
Treasurer

Julius J. Bodrog
Assistant Vice President & Assistant Treasurer

Richard H. Walker, Jr.
Assistant Secretary

SJI Corporate Headquarters

1 South Jersey Plaza
Folsom, NJ 08037-9917
(609) 561-9000
TDD only 1-800-547-9085
www.sjindustries.com

Transfer Agent and Registrar
First Union National Bank
Corporate Trust Client Services NC 1153
1525 West W. T. Harris Blvd. 3C3
Charlotte, NC 28288-1153

Dividend, Dividend Reinvestment and Other Shareholder Inquiries
South Jersey Industries, Inc.
Shareholder Records Department
Call toll-free: 1-888-SJI-3100

Investor Relations
Stephen H. Clark, Director
(609) 561-9000 ext. 4260


Annual Meeting Information

     The Annual Meeting of Shareholders will be held Wednesday, April 19, 2000 at 10 a.m. at the company's corporate headquarters.


Dividend Reinvestment Plan

     SJI's Dividend Reinvestment Plan provides record shareholders of SJI's common stock with a way to increase their investment in the company without payment of any brokerage commission or service charge.

     Shareholders who participate in the Plan may purchase shares of common stock by the automatic reinvestment of dividends. The Plan is now available to any person who, upon enrollment, agrees to become a shareholder by purchasing at least $100 of SJI common stock. Optional purchases are permitted each quarter up to a maximum of $100,000 in any calendar year as prescribed in the Plan.

     Shares of common stock offered through the Plan are newly issued or treasury common stock that the Plan acquires directly from SJI. The price of these shares will be 98 percent of the average of the high and low sale prices for SJI's common stock for each of the last 12 days on which the common stock was traded prior to the purchase date, as published in The Wall Street Journal report of New York Stock Exchange composite transactions. The offer and sale of shares under the Plan will be made only through a Prospectus, which may be obtained by contacting the Shareholder Records Department.


Direct Deposit of Dividends (Electronic Funds Transfer)

     Stockholders of record can have immediate access to dividend funds. Your dividend funds can be deposited directly into your checking or savings account. Confirmation of dividend receipts will appear on your monthly bank statements.



     South Jersey Industries, Inc.'s stock is traded on the New York and Philadelphia stock exchanges under the trading symbol, SJI. The information contained herein is not given in connection with any sale or offer of, or solicitation of an offer to buy, any securities.