Form 10-K, Exhibit 13
period 2000-12-31
SOUTH JERSEY INDUSTRIES INC
filed 2001-03-23
CIK 91928

Exhibit 13

                            South Jersey Industries

                       2000 Annual Report to Shareholders


                                      YOU
                                      ---
                         WHERE WE PUT ALL OF OUR ENERGY
                         ------------------------------


                2  Chairman's Letter to Shareholders
                4  SJI Reports Record Earnings
                   SJI Hits Jackpot with Borgata Contract
                5  The Lowdown on the High Cost of Gas
                6 Energy Choice Now Available to All NJ Residents 7 SJG Expands Warranty Program
                   Meter Reading Partnership a Success
                   Cold Snap Prompts Record Natural Gas Use
                   SJG Experiences Work Stoppage
                8  Emerging Markets Opening New Doors
                9  Region's Growth Fuels Customer Additions
               10  AirLogics, LLC Creates Profits for SJE
               11  SJE Shines from Retrofit Profits

                   Financial Highlights
               12  Management's Discussion
               16  Consolidated Financial Statements
               20  Notes to Consolidated Financial Statements
               26  Quarterly Financial Data
               27  Comparative Operating Statistics
               28  SJI Directors and Officers


South Jersey Industries is an energy services holding company for South Jersey Gas and South Jersey Energy. South Jersey Gas provides natural gas utility service to residential, commercial and industrial customers in New Jersey's seven southern counties. The company also sells natural gas to wholesale customers in the interstate market. SJG provides residential HVAC and appliance repair service and warranty programs, and sells natural gas appliances and equipment at its retail Natural Gas Advantage Stores. South Jersey Energy is a licensed natural gas and electricity supplier for residential, commercial and industrial customers; provides energy consultation services to help commercial and industrial facilities reduce their overall energy costs; and provides companies with a new, real-time environmental air monitoring system used during environmental cleanups. To learn more about SJI and its subsidiaries, please visit www.sjindustries.com.



2000 Highlights
Five-Year Summary of Selected Financial Data
(in Thousands Where Applicable)

                                                                   South Jersey Industries, Inc. and Subsidiaries
                                                                              Year Ended December 31,

                                                                  2000       1999       1998       1997       1996
                                                                --------   --------   --------   --------   --------
Operating Results:
  Operating Revenues                                            $515,928   $393,212   $333,010   $348,567   $355,458
                                                                ========   ========   ========   ========   ========

  Operating Income                                              $ 49,031   $ 45,887   $ 35,713   $ 38,642   $ 38,559
                                                                ========   ========   ========   ========   ========

  Income Applicable to Common Stock:
    Continuing Operations                                       $ 24,665   $ 21,977   $ 13,444   $ 18,429   $ 18,265
    Discontinued Operations - Net (1)                               (481)      (289)    (2,458)    (2,633)    12,233
                                                                --------   --------   --------   --------   --------
      Net Income Applicable to Common Stock                     $ 24,184   $ 21,688   $ 10,986   $ 15,796   $ 30,498
                                                                ========   ========   ========   ========   ========

Total Assets                                                    $869,979   $766,925   $748,095   $670,601   $658,381
                                                                ========   ========   ========   ========   ========

Capitalization:
  Common Equity                                                 $201,739   $185,275   $169,234   $173,499   $172,731
  Preferred Stock and Securities of Subsidiary                    36,804     37,044     37,134     37,224      2,314
  Long-Term Debt                                                 204,981    183,561    194,710    176,360    149,736
                                                                --------   --------   --------   --------   --------
      Total Capitalization                                      $443,524   $405,880   $401,078   $387,083   $324,781
                                                                ========   ========   ========   ========   ========

Ratio of Income from Continuing Operations (Before Income
 Taxes & Fixed Charges) to Fixed Charges                             2.8        2.6        2.1        2.4        2.4
                                                                ========   ========   ========   ========   ========

Earnings Applicable to Common Stock
 (Based on Average Shares):
  Continuing Operations                                         $   2.16   $   2.01   $   1.25   $   1.71   $   1.70
  Discontinued Operations - Net (1)                                (0.04)     (0.02)     (0.23)     (0.24)      1.14
                                                                --------   --------   --------   --------   --------
      Earnings per Common Share                                 $   2.12   $   1.99   $   1.02   $   1.47   $   2.84
                                                                ========   ========   ========   ========   ========

Return on Average Common Equity (2)                                 12.7%      12.4%       7.9%      10.7%      11.1%
                                                                ========   ========   ========   ========   ========

Share Data:
  Number of Shareholders                                             9.1        9.7       10.4       11.4       12.1
  Average Common Shares                                           11,401     10,922     10,776     10,763     10,732
  Common Shares Outstanding at Year End                           11,500     11,152     10,779     10,771     10,757
  Dividend Reinvestment Plan:
    Number of Shareholders                                           5.0        5.4        5.5        6.0        6.1
    Number of Participating Shares                                 1,273      2,518      1,371      1,440      2,845
  Book Value at Year End                                        $  17.54   $  16.61   $  15.70   $  16.11   $  16.06
  Dividends Declared                                            $   1.46   $   1.44   $   1.44   $   1.44   $   1.44
  Market Price at Year End                                      $  29.75   $  28.44   $  26.19   $  30.31   $  24.38
  Dividend Payout:
    From Continuing Operations                                      66.8%      71.0%     115.4%      84.1%      84.6%
    From Total Net Income                                           68.1%      71.9%     141.2%      98.1%      50.7%
  Market-to-Book                                                     1.7        1.7        1.7        1.9        1.5
  Price Earnings Ratio (2)                                          13.8       14.1       21.0       17.7       14.3


(1)  Represents discontinued business segments: wholesale electric operations discontinued in 1999, construction operations sold in
     1997, sand mining and distribution operations sold in 1996, and fuel oil operations with related environmental liabilities in
     1986 (See Note 3 to Consolidated Financial Statements).
(2)  Calculated based on Income from Continuing Operations.

Letter to Shareholders

Dear Fellow Shareholders:

Three years ago, we reached a pivotal point in South Jersey Industries' history as our new management team wrestled with the implications of the imminent deregulation of New Jersey's residential energy market. The SJI of the future had to be market sensitive and customer centered to realize our goal of consistent improvement to shareholder value. Policies, practices, organizational approaches, management style and corporate culture needed to change to conform to, and complement, an array of energy-related products and services either in development or already being offered to customers. Today, as we begin a new millennium, I am pleased with the strides we've made and proud of the new image and corporate identity we've established.

The results of this corporate renovation were record earnings in consecutive years, outpacing our annual objectives and the financial community's expectations. Indicating its confidence in the company's ability to sustain performance, SJI's board increased the dividend in January 2000, and again in January 2001. Our new tag line, "Where we put all of our energy," pertains not just to the region we serve, but also to the groups of people that contribute to our success -- our shareholders, business partners, customers, and employees. For SJI, long-term prosperity is truly centered around the communities we serve. This year's annual report, presented in magazine format, intends to give the reader a sense of the variety and diversity of activities that now contribute to bottom line performance.

As you read each article and consider what today's SJI family of companies has to offer, we hope you will conclude as we have, that the tried and true natural gas utility of the past has emerged as the region's full service energy company for the future.

Reaching Wall Street

Our campaign to increase shareholder return delivered both record earnings (see SJI Reports Record Earnings) and Wall Street attention. In a year which was the worst for stocks since 1981, and the first negative year for the major stock market averages since 1990, SJI produced total shareholder return of 10.14 percent. Earnings from continuing operations exceeded the financial community's estimates by $0.07 per share or 3.3 percent. By year's end, six brokerage houses covered SJI stock as Edward D. Jones and A.G. Edwards joined our list of analysts. To help us reach institutional buyers, we've teamed with Christensen & Associates, an investor relations consultant with energy industry expertise.

Partnering for Progress

Sound business partnerships can open new opportunities for growth and profit. "AirLogics, LLC Creates Profits for SJE," tells how SJE's relationship with GZA GeoEnvironmental, Inc. resulted in the formation of AirLogics and a patent for its real-time air monitoring technology.

"Meter Reading Partnership a Success" talks about another profitable venture. In its first full year, Millennium Account Services, LLC provided significant cost savings to its utility customers while exceeding profit expectations by some 87 percent. Another new partnership being created in 2001, Measurement Solutions International - Northeast, LLC, will provide a full range of metering and measurement services to utilities and energy service providers in the Northeast.

Connecting with Customers

We continued to set the stage for long-term customer relationships by putting their needs first and foremost in our business approach. For residential consumers, we extended the service hours where they can still have their problems solved with a human rather than a machine. We now offer a wider variety of heater and appliance warranty plans (see "SJG Expands Warranty Program"). And we've begun providing more specialized services to commercial clients. "SJI Hits Jackpot with Borgata Contract" discusses a model, real-world execution of SJI's strategy for the future. Here, three SJI companies will provide a broad array of energy services for the next 20 years with outstanding prospects for expansion and a return exceeding that of our utility business. The article, "Emerging Markets Opening New Doors," tells how unconventional uses for gas are increasing gas load and paving the way to new profits. And, "SJE Shines from Retrofit Profits" shows how helping customers cut their energy costs can create a win-win scenario and instant credibility for future energy deals.

Positioning ourselves through strong marketing, client satisfaction and a favorable image allows SJI to expand with South Jersey's economy and population. "Region's Growth Fuels Customer Additions" reveals the prospects associated with the planned and expected economic development in the region served by SJG. The company added 7,451 customers in 2000, an annual customer growth rate of 2.7 percent. Targeted promotions to increase natural gas use by existing customers are ongoing, as significant opportunities still exist in this market.

Our Future is You

Accepting change is rarely easy. In today's information age, acceptance is no longer an option and anticipation is a requisite for survival and success. The last two years are but the beginning of what we know will be continued success for the company and its shareholders. We thank you for giving us the opportunity to establish SJI as a company that knows its customers, its community and its plan for the future. For that very reason, we'll continue putting all of our focus on you.

Sincerely,

Charles Biscieglia
Chairman & CEO
South Jersey Industries, Inc.
February 14, 2001

SJI Hits Jackpot
With Borgata Contract

SJI subsidiary, Marina Energy LLC, reached high roller status when it signed a 20-year contract for heating, hot water, and cooling for Atlantic City's newest casino, The Borgata Resort. The $1 billion casino also awarded Marina Energy a 20-year contract to supply its electricity, which Marina will purchase from SJI's non-regulated supplier, South Jersey Energy. South Jersey Gas will deliver the natural gas to this facility. This is believed to be the largest energy contract ever executed in the casino industry and one of the largest ever in South Jersey.

The Borgata contract opens the doors to major growth and earnings potential for SJI and its subsidiaries. Slated to open in 2003, the 4-million-square-foot resort is located in the Marina District's 150-acre hotbed of casino growth called the H-Tract. With other casino developers looking to build in the H-Tract, SJI stands to gain new gaming clients in the next five years.

To serve The Borgata, Marina Energy is building a $40 million district heating and chilling plant on a 40-acre site adjacent to the casino's property. The plant will use natural gas to generate 12,850 gallons per minute of chilled water for cooling and 5,000 gallons per minute of hot water for heating and commercial use. With three of its subsidiaries profiting from the deal, SJI expects a significant 20-year revenue stream from the contract.

According to SJI President Charles Biscieglia, the plant's revenue generation could accelerate. He said Marina Energy is currently in discussions with Harrah's and neighboring casinos for similar services. In November, MGM/Mirage also announced plans to begin developing a casino on the H-Tract.

So that it can accommodate the energy needs of future casinos, Marina Energy designed the heating and chilling plant for easy expansion. Biscieglia added the company could even extend its options and provide other energy-related services to meet its customer's needs.

"Once this plant is finished, we only need to make marginal revisions to serve new clients," Biscieglia explained. "If this happens, we could actually triple Marina Energy's revenues. Beyond 2003, SJI projects earnings growth to exceed 10 percent per year. Additional contracts with H-Tract casino properties could double our profits from that site and boost our annual contribution from non-regulated businesses to 20 percent."


SJI Reports Record Earnings

South Jersey Industries set record earnings for the second year in a row. Earnings from continuing operations in 2000 reached $24.7 million, compared with $22 million in 1999. The record earnings resulted from strong performance from both non-regulated and regulated operations. South Jersey Energy contributed $2.5 million to net income in 2000, more than double what it contributed last year, which was a record earnings year for SJE. This outstanding performance resulted from the wholesale and retail natural gas and electric business segments, as well as the air monitoring business.

South Jersey Gas reported net income of $21.8 million in 2000, compared with $20.4 million in the previous year. SJG had higher income from off-system sales and 7,451 additional customers.

SJI's earnings per share from continuing operations reached a record $2.16 in 2000, compared with $2.01 in 1999, a 7.5 percent improvement. In January 2000, the board of directors raised the annual dividend to $1.46 per share reflecting the company's commitment to improving total shareholder value. The market recognized SJI's performance, providing investors in SJI's stock with a total return, including reinvested dividends, of 10.14 percent. In January 2001, SJI's Board of Directors again increased the annual dividend to $1.48 per share, reflecting its commitment to consistent and sustainable dividend growth.

A combination of planning, strong business lines and a focus on a common vision produced the record performance and positions SJI to set a new earnings record every year.

The Lowdown on the High Cost of Gas

THIS YEAR'S BIG STORY was the record-breaking market price of the natural gas commodity. In less than a year, wellhead prices skyrocketed from under $2/Mcf to over $9/Mcf. By November, the increase in wellhead prices forced local distribution companies throughout the nation to raise their rates as much as 50 percent.

South Jersey Gas increased its Levelized Gas Adjustment Clause rates in November and December to initiate recovery of these costs. The New Jersey Board of Public Utilities is considering further increases to fully pass through these costs to consumers. The LGAC does not directly impact earnings since SJG only passes along gas costs to customers and doesn't profit from the natural gas it sells.

"Regardless of what the market brings, we're doing everything we can to insulate our customers -- and shareholders -- from the sticker shock the nation is facing," explained Dave Kindlick, senior vice president, finance and rates.

IT'S ABOUT SUPPLY & DEMAND So what caused gas prices to jump? The situation was precipitated by the basic laws of supply and demand.

In 1998-99, huge reserves of natural gas existed because of warmer winter weather. This condition forced gas prices to extreme lows. In response, producers cut back on drilling because low wholesale prices affected their ability to profit from production. Meanwhile, homes, businesses, factories and electric generation facilities increased their consumption and supplies tightened. In a very short time, prices quadrupled.

With the more attractive wholesale price, producers increased their efforts and the number of rigs drilling for natural gas more than doubled since last spring. The American Gas Association reports the industry is looking at the largest number of natural gas well completions in the last 15 years. There is, however, a historic time lag between increased drilling and price response. Traditional natural gas market dynamics are unable to explain wholesale market prices in the $9 range, and the economics of production don't support prices that dipped below $2 in 1998 and 1999.

In the meantime, SJG continues to tightly manage its gas portfolio to guard against steeper rates.

"In a market this volatile, the adjustable LGAC mechanism will allow us to respond to price changes as they occur," Kindlick said. "As natural gas prices drop and we recover our costs, we'll file to reduce our LGAC rate and pass the savings onto our customers."

Energy Choice
Now Available to All NJ Residents

In New Jersey, 2000 marked the first full year of energy choice for residential consumers. South Jersey Gas encouraged customers to shop for a supplier through advertising and public relations outreach. Participating in the statewide NJ EnergyChoice Consumer Education Program, SJG contributed to the campaign's success in reaching education goals set by the New Jersey Board of Public Utilities. The campaign focused on informing residential and small business consumers about their ability to shop for an energy supplier, as well as how to shop. SJG supplemented the statewide initiative with its own local program geared toward reaching minority, elderly and low-income consumers.

"Gas commodity costs are a pass-through to customers, therefore, we don't make a profit on gas sales," explained Dave Kindlick, SJG senior vice president, finance and rates. "We want our customers to understand that our earnings aren't impacted if they choose another supplier and it's in their best interest to shop for the best price," he added.

SJE REAPS BENEFITS South Jersey Energy reaped the benefits of NJ EnergyChoice early in the year, taking advantage of a larger target market for both natural gas and electricity customers. Relying on a well-recognized brand and its success in SJG's natural gas pilot choice program, SJE succeeded in enrolling approximately 9,000 additional electricity customers in 2000.

In the first five months of the year, SJE experienced 30 percent growth in the residential natural gas market. In the second half of the year, market prices increased well beyond the utility price structure, which was not adjusted upward until November. "During times of market volatility, SJE has to be flexible enough to advise and work with customers to help them find the best energy alternative," said Ed Graham, president of SJE. "Sometimes that alternative is SJE and at other times it's the utility. As utility rates reflect market conditions we will provide an opportunity for savings and aggressively pursue new residential customers," Graham explained.

SJE continued to win many competitive bids to supply natural gas to large customers. In May, the Bridgeton Housing Authority awarded SJE a gas supply contract. "Our local expertise in the natural gas market enabled us to submit a very competitive bid, yielding savings for the housing authority and ultimately taxpayers," said Graham. Also, SJE was awarded natural gas contracts by the Atlantic County Utilities Authority, Rowan University and for State facilities in South Jersey. Service begins in January 2001.

SJE is the leader in several key market segments, serving over 50 percent of the heavy industrial customers in South Jersey and all of the casinos through its subsidiary, SJ Enertrade. The company also achieved strong growth in the light industrial, food processing and healthcare markets.

SJG Expands
Warranty Program

Sporting a new logo and a new marketing strategy, SJG's Repair Team stands ready to provide satisfaction guaranteed, around-the-clock service for Service Sentry warranty customers, and others needing appliance repairs. "With several new, trained technicians increasing our workforce to 54 employees, we can now provide faster service with expanded capability," said Rich Jackson, senior vice president, operations.

In 2000, SJG introduced a new warranty program that protects customers against costly repairs for internal gas piping in their home. Using a low-cost approach, in just seven months the company enrolled 7,896 new customers in the PipeCare plan.

The company expanded its Service Sentry offerings with two new plans this year entering the electric and propane water heater repair markets for the first time. The new plans follow last year's success in repairing electric air conditioners.

The marketing strategy for service contracts was more focused this year. Using telemarketing and targeted direct mail campaigns, the company added 8,304 new Service Sentry customers, a 9 percent increase. "We're pleased with warranty plan renewals and upgrades by existing customers this year," Jackson said. "The numbers reflect a high degree of customer satisfaction and loyalty."


Cold Snap
Prompts Record Natural Gas Use

With temperatures averaging 12.9 degrees Fahrenheit, South Jersey Gas broke its peak-day sendout record January 17, 2000. The century's first cold snap prompted area customers to use a total of 387,792 dekatherms of natural gas, breaking the company's January 19, 1999 record.

November and December of 2000 was the nation's coldest November-December period in over 100 years, according to the National Weather Service. SJG's customers used 15 percent more gas in those months compared with last year. However, in spite of this cold period, January's single-day record sendout continued to hold.


SJG Experiences Work Stoppage

SJG's union employees in five locations initiated a work stoppage November 9 with the sixth location joining the strike December 13. In several areas of compensation and working conditions the company was out of step with the utility industry and the local labor market. SJG's proposals sought to address these concerns. In negotiating a settlement, which was reached January 13, the company believes it properly balanced its obligations to shareholders, customers and employees.


Meter Reading Partnership a Success

What could be better than a business endeavor that reduces operating costs, adds profits and improves productivity? Those goals, set when South Jersey Industries and Conectiv Solutions, LLC partnered to read gas and electric meters, were met during Millennium Account Services' first full year of operation. As a matter of fact, Millennium has been profitable from day one and in 2000 far exceeded management's expectations with $437,000 in pretax earnings.

"We're extremely pleased with the financial results and also the efficiency of our meter readers who are consistently meeting goals for the percentage of meters read each month, while the service area has experienced significant growth," said SJI Vice President, Al Ruggiero. "Also, we've received positive feedback from customers on having their gas and electric meters read by the same person," he added.

According to Ruggiero, Millennium has been successful in recruiting a strong team with backgrounds in utility metering as well as managerial expertise. Most of the 74 utility meter readers originally from South Jersey Gas and Conectiv Power Delivery have returned to utility jobs, with only 18 leased employees remaining. No employee lost a job from either utility because of the partnership.

Future plans for Millennium include expanding services to other utilities in the region. As New Jersey continues to deregulate, the company will take advantage of emerging opportunities.

Millennium operates out of four geographic locations to serve SJG and Conectiv's customers throughout southern New Jersey.

Emerging Markets Opening New Doors

Increasing natural gas use is paramount to SJG's future success. Working closely with clients, the company finds innovative ways to save them money and improve their efficiency while increasing gas load. Two nontraditional uses for natural gas are paying off for Gloucester Township and the Philadelphia
Flyers.

GLOUCESTER TWP. BUYS NGVs Using natural gas for its municipal vehicles is more than an economic decision for Gloucester Township -- it's an environmental statement. "There's more than just savings here," said Guido Clementi, supervisor, Gloucester Twp. Public Works. "It's our way of cleaning up the environment."

In September, Gloucester Twp. became SJG's first municipal client to install a natural gas vehicle fueling facility. A slow-fill station at their public works building fuels the fledgling NGV fleet.

The township started looking into NGVs three years ago. After carefully researching its options, they decided to buy two new natural gas vans. This purchase provided some financial incentives, as well, including $7,000 in rebates from the EPA's Clean Cities program. Township officials also shaved another $8,500 from the sticker price of each van by purchasing them through state contracts.

Since buying the NGVs, the township found the vans run the same as their gasoline counterparts, need refueling only once a week, plus they're much cleaner. "When people ask me how bad the fumes are, I ask them how bad the fumes are in their home when they cook on their stove," said Clementi. "NGVs have virtually no pollution emissions."

The township hopes this is the first step in converting their fleet of 50 public works vehicles and is currently researching installing a fast-fill fueling station which could be used by surrounding municipalities.

PHILLY FLYERS GAS UP Believe it or not, natural gas makes a great sheet of ice. That's why the Philadelphia Flyers organization uses natural gas to keep their Skate Zones in Voorhees and Atlantic City dry and smooth. Thanks to the rinks' natural gas-powered Zambonis and desiccant systems, SJG's gas perfects the very ice on which the Flyers and Phantoms train.

"Natural gas is cleaner, more efficient and usually more economical than electricity or liquid propane," said Janet Nickels, SJG's senior vice president, marketing and customer services. "As a result, both facilities use natural gas not only to fuel their Zambonis and dehumidify their rinks, but also to generate heating and hot water."

It's hard to imagine natural gas creating a perfect sheet of ice. But, the rink's desiccant system uses heat generated by natural gas to remove moisture from the air. Humidity is a rink's biggest enemy, causing slushy ice, fog, condensation, and musty odors.

When it came to fueling the Zambonis, natural gas was the logical choice. "Natural gas-powered Zambonis are ideal for indoor use. They require no storage tanks and create almost no emissions," Nickels explained.

SJG also provides gas to rinks in Gibbsboro and Sewell. With ice hockey growing in popularity, more rinks in SJG's territory are likely. "Who knows, we could be fueling rinks that spawn future Stanley Cup players," Nickels said.

Region's Growth Fuels Customer Additions

What does southern New Jersey have in common with the Energizer Bunny? It just keeps growing and growing! While you're busy groaning at the pun, South Jersey Gas is taking advantage of the spectacular opportunities provided by a thriving, regional economy. In 2000, SJG added 7,451 customers compared with 6,834 in 1999, a growth rate of 2.7 percent, which is nearly double the national average for natural gas utilities. At year end, SJG served a total of 281,350 customers.

"The outlook for the next several years in terms of the region's economic development is quite good and we expect it to support our growth strategy," said Janet Nickels, senior vice president, marketing and customer services. "The next wave of casino development began this year with groundbreaking by The Borgata, and several other casinos are looking at development in Atlantic City over the next five years. Currently, Harrah's has a 450-room addition underway," Nickels added.

Another large-scale project in Atlantic City, the renovation of its Historic Boardwalk Convention Hall, should be completed in September 2001, turning it into a major entertainment venue, which will significantly increase gas use. Moving further south, the new Wildwood Convention Center, a New Jersey Sports and Expo property, will be completed in the summer of 2001. Also, in Cape May County, the U.S. Coast Guard is in phase one of converting a total of 97 buildings to natural gas heat from oil. The initial phase involves 27 buildings, with the remainder to be converted during phase two.

Other significant opportunities to increase gas load exist throughout the service area. Industrial parks in Cumberland and Gloucester counties are adding sizable tenants including a french bakery and an online grocery store distribution center. Several large high schools and elementary schools are planned, and numerous school systems are expanding existing facilities.

Small businesses and new residential housing continue to sprout in the western counties of Gloucester, Camden and Burlington and in Atlantic and Cape May counties in the southeastern part of SJG's service area. Natural gas remains the fuel of choice for most of these new projects.

CRANKIN' OUT CONVERSIONS Natural gas costs may be temporarily rising, but they're still cheaper than electricity and competitive with oil. As a result, SJG is busy converting area residences from other fuels. "We've worked with many individuals and neighborhoods this year to add them to our system," said Nickels.

Using a sophisticated marketing database, SJG embarked on a direct-mail campaign targeting customers living close to its natural gas mains for conversions. "We focus on these potential customers because it's the most cost effective way to add customers," said Nickels. SJG commissioned a research study of customers who already converted and potential customers, to define what facilitates a conversion, as well as the best marketing methods for this audience. Conversions in 2000 totaled 2,128 compared with 2,024 in 1999, a 5.1 percent increase.

An example of a satisfied customer who made the switch is Lisa Mack. She is among 17 homeowners in her Ocean City neighborhood switching from electricity to gas. Mack petitioned SJG for a main extension into her community when she and her family moved into their new home.

"When we moved into our home we asked about electricity costs," Mack said. "Our neighbors told us that when the winter winds came across the bay, their electric bills were high and the heating system wasn't warming their homes. We immediately started asking all of our neighbors if they'd be interested in switching to gas."

After a town meeting and several petitions, enough customers signed with SJG to extend the main into Mack's neighborhood. "I was so happy when I found out that I ran around to each of my neighbors to tell them. Everyone is really excited."

Air Logics, LLC
Creates Profits for SJE

It's been two years since South Jersey Energy and its partner GZA
GeoEnvironmental unveiled the air monitoring system at SJI's 1998 annual meeting. Since then, the partners formed AirLogics, LLC to market the innovative technology which helped secure several new clients that significantly contributed to SJE's earnings.

To expand the market for the air monitoring system, SJE and GZA partnered with GTI, a recognized utility research and development organization. Acknowledgment by an industry leader such as GTI provides immediate "best in class" status, as well as access to utilities nationwide.

"AirLogics is gaining recognition as a provider of the premiere risk management technique in manufactured gas plant remediation by site owners, contractors, regulators and the public," said GZA Senior Vice President James A. Cleveland. "We are very excited about the growth potential for this technology. Some of our clients are leasing this technology for a second or third site. Two of our clients have opted to purchase systems to support long-term remediation programs."

In September, the U.S. Patent and Trademark Office issued a patent for the real-time air monitoring technology. "Securing a patent is a significant milestone for this innovative technology," said SJI Vice President George Baulig. "Protecting this intellectual property is key to the product's value as the future standard for field monitoring."

A UNIQUE SOLUTION The air monitoring system protects public health and limits corporate liability by constantly analyzing for potentially hazardous substances. What makes the technology unique is its ability to provide real-time, continuous air monitoring around an entire environmental cleanup site. SJE and GZA originally developed the system in response to SJG's need during its cleanup of former manufactured gas plant sites. Since then, SJE locked in profitable contracts with major utility companies in the mid-Atlantic region and another utility in Wisconsin. Currently, six environmental sites are using the system.

FLEXIBILITY KEY TO PROFITS According to Baulig, utilities are not the only clients that could benefit from the air monitoring system. Its flexible design also lends itself to other types of air monitoring. Additional applications could include hazardous waste sites, landfills, chemical manufacturing facilities and mines.

There's no question the air monitoring system has revolutionized safety practices at MGP remediations. Thanks to SJE and GZA, utilities can now monitor hazardous emissions -- protecting the environment and public health.

SJE Shines
from Retrofit Profits

South Jersey Energy profits from helping clients cut costs with yet another energy saving service -- light retrofitting. This energy-efficient approach affords clients the dual benefit of better lighting and decreased energy consumption.

"Light retrofitting is one of the easiest strategies for clients to understand and implement," explained SJE President Ed Graham. "By just retrofitting their existing facility lighting to energy-efficient fixtures, clients can easily save 40 percent or more on lighting costs."

HOW RETROFITTING WORKS Light retrofitting consists of replacing a client's existing lighting fixtures with new, highly energy efficient bulbs and ballasts. To further enhance light output and longevity, SJE often replaces the lights' old white paint fixtures with specular aluminum reflectors which outperform the old fixtures by as much as 17 percent. In older fixtures, these reflectors often improve light output by 60 percent. Graham said the advantages of added energy savings and extended lamp life quickly offset the client's initial investment. In most cases, these retrofits have fast paybacks -- less than three years. Over a 10-year period, return on investment often exceeds 40 percent.

REBATE REAPS CLIENTS Many of SJE's retrofit clients aren't just saving money on their energy bills. With Conectiv's Smart Start Building Program, area businesses can receive rebates for investing in energy-saving solutions. Conectiv began offering the rebate program in 1999 to businesses which show significant reductions in power consumption. Since then, SJE has installed light retrofits for 14 local businesses and schools.

One client, Shore Memorial Hospital, received a $113,000 rebate from Conectiv for installing a light retrofit system while saving $160,000 a year in electricity costs. According to Graham, this combination of rebate and savings allows the hospital to recover costs in less than two years. Over the next 10 years, the hospital will save $1.6 million in energy costs plus an additional $57,000 in maintenance expense.

SJG hopped aboard the retrofit wagon as well, replacing lighting in all of its buildings. By retrofitting its light systems the company expects to save up to $110,000 annually in operating costs. "Light retrofitting is a win-win service for everyone and has produced an estimated $2 million in revenue for SJI," Graham added.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Overview -- South Jersey Industries, Inc. (SJI) has three operating subsidiaries, South Jersey Gas Company (SJG), South Jersey Energy Company (SJE) and Marina Energy LLC (Marina Energy).

SJG is a regulated natural gas distribution company serving 281,350 customers at December 31, 2000, compared with 273,899 customers at December 31, 1999. SJG also makes off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system. In addition, SJG transports natural gas purchased directly from producers or suppliers for our own sales and for some of our customers.

SJE provides services for the acquisition and transportation of natural gas for retail end users and markets total energy management services. SJE also markets an air quality monitoring system that provides around-the-clock, real-time monitoring for hazardous airborne substances around a site or facility. The monitoring system is marketed through AirLogics, LLC, of which SJE has a 50% equity interest. SJE markets retail electricity in New Jersey through South Jersey Energy Solutions, a limited liability company equally owned with Energy East Solutions, Inc. SJE has one subsidiary, SJEnerTrade (EnerTrade), that provides services for the sale of natural gas to energy marketers, electric and gas utilities, and other wholesale users in mid-Atlantic and southern states. These activities have been conducted by EnerTrade and South Jersey Resources Group, LLC (SJRG), a joint venture with UPR Energy Marketing, Inc. (UPR). As of January 1, 2001, the partnership with UPR was terminated and SJRG became a wholly owned subsidiary of EnerTrade.

Marina Energy was established in 2000 to develop energy-related projects in Atlantic City, N.J.

SJI and Conectiv Solutions, LLC, have equal investments in Millennium Account Services, LLC (Millennium). Millennium provides meter reading services to SJG and Conectiv Power Delivery in southern New Jersey.

Forward Looking Statements -- This report contains certain forward-looking statements concerning projected financial and operating performance, future plans and courses of action, and future economic conditions. All statements in this report other than statements of historical fact are forward-looking statements. These forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting the company and involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements. Also, in making forward-looking statements, we assume no duty to update these statements should expectations change or actual results and events differ from current expectations.

A number of factors could cause our actual results to differ materially from those anticipated, including, but not limited to the following: general economic conditions on an international, national, state and local level; weather conditions in our marketing areas; commodity costs; regulatory and court decisions; competition in our regulated and deregulated activities; the availability and cost of capital; our ability to maintain existing and/or establish successful new alliances and joint ventures to take advantage of marketing opportunities; costs and effects of legal proceedings and environmental liabilities; and changes in business strategies.

Competition -- SJG's franchises are non-exclusive. Currently, no other utility provides retail gas distribution services within our territory. We do not expect any other utilities to do so in the foreseeable future because of the extensive investment required for utility plant and related costs. SJG competes with oil, propane and electricity suppliers for residential, commercial and industrial users. The market for natural gas sales is subject to competition as a result of deregulation. We enhanced SJG's competitive position while maintaining margins by using an unbundled tariff. This tariff allows full cost-of-service recovery, except for the variable cost of the gas commodity, when transporting gas for our customers. Under this tariff, SJG profits from transporting, rather than selling, the commodity. SJG's residential, commercial and industrial customers can choose their supplier while we recover the cost of service through transportation service (see Customer Choice Legislation). We believe SJG is a leader in addressing the changing marketplace, while focusing on being a low-cost provider of natural gas and energy services. SJE, EnerTrade and Marina Energy actively arrange energy services, providing low-cost energy supplies in a highly competitive marketplace.

Customer Choice Legislation -- Effective January 1, 2000, all residential natural gas customers in New Jersey are able to choose their gas supplier under the terms of the Electric Discount and Energy Competition Act of February 1999. Commercial and industrial customers had the ability to choose gas suppliers since 1987. SJG's residential customers were able to choose a gas supplier since April of 1997 under a pilot program. As of December 31, 2000, 35,657 SJG residential customers participated in the program. Customers' bills are reduced for cost of gas charges and applicable taxes. The resulting decrease in SJG's revenues is offset by a corresponding decrease in gas costs and taxes. While customer choice can reduce utility revenues, it does not negatively affect SJG's net income or financial condition.

Energy Adjustment Clauses -- SJG's Temperature Adjustment Clause (TAC), approved by the Board of Public Utilities (BPU), had the following impacts on 2000 and 1999 fourth quarter and 12-month net earnings:

                                                  2000        1999
     TAC Adjustment (Decrease) Increase to
      Net Income ($ in thousands)

          Quarter Ended 12/31                   $(2,201)     $  642
          12 Months Ended 12/31                 $  (852)     $1,980


While the revenue and income impacts of TAC adjustments are recorded as incurred, cash inflows or outflows directly attributable to TAC adjustments generally do not begin until the next TAC year. Each TAC year begins October 1.

Operating Revenues - Utility -- Revenues increased $86.6 million in 2000, compared with the prior year. The primary reason for the increase was greater off-system sales, 7,451 additional customers and higher rates resulting from an increase in the Levelized Gas Adjustment Clause (LGAC) to recover increased gas costs at SJG. These factors more than offset revenue reductions due to the continued migration of firm gas sales to firm transportation. Note, however, that SJG's tariffs are structured so that profits are derived from the transportation of gas, not commodity sales. Consequently, the switch to firm transportation reduced revenues but did not impact profitability.

In 1999, revenues increased $47.7 million versus 1998, due primarily to higher off-system sales and 6,834 additional customers at SJG. Results also benefited significantly from the revised TAC. These factors more than offset revenue reductions due to the continued migration of firm gas sales to firm transportation.

Weather in 2000 was 10.6% colder than the prior year. Weather was also 4.1% colder in 2000 than the approved 20-year TAC average. Weather in 1999 was 8.7% colder than in 1998, but was 4.2% warmer than the 20-year average. As a result of the TAC, revenues from utility ratepayers for 2000 and 1999 were closely tied to the 20-year normal temperatures and not actual weather conditions.

Total gas throughput increased 5.2% to 132,528 MMcf in 2000. Throughput in 1999 rose 16.6% to 125,818 MMcf compared with 1998. Results in 2000 were due to increased residential, commercial and capacity release activity. The 1999 increase was due to higher off-system sales.

Operating Revenues - Nonutility -- Nonutility operating revenues increased by $36.1 million and $12.5 million in 2000 and 1999, respectively. The increases were due to higher wholesale gas sales, retail gas sales to residential customers and casinos in Atlantic City and sales of our air monitoring products and services.

Cost of Gas Sold - Utility -- Cost of gas sold - utility increased $81.0 million in 2000, compared with 1999, due principally to increased gas costs, particularly on off-system sales. SJG's gas cost during 2000 averaged $4.18/dt compared with $2.38/dt in 1999 and $2.35/dt in 1998. A $33.2 million increase in 1999 compared with 1998, was due mostly to increased sales volumes, particularly to off-system customers. Unlike gas costs associated with off-system sales, changes in the cost of gas sold to utility ratepayers are not reflected in Cost of Gas Sold - Utility as incurred. Fluctuations in gas costs to ratepayers not reflected in current rates are deferred and addressed in future periods under the LGAC. Higher gas costs in 2000 began to be reflected in rates via an LGAC increase in November.

Gas supply sources include contract and open-market purchases. SJG secures and maintains its own gas supplies to serve its customers. The next contract expiration is in March 2001. We do not anticipate any difficulty renewing or replacing expiring contracts under substantially similar terms and conditions. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.8 million per month, recovered on a current basis through the LGAC.

Cost of Sales - Nonutility -- Cost of sales - nonutility rose $32.5 million in 2000, and $9.9 million in 1999, due to increased costs related to higher sales of retail gas and air monitoring products and services.

Operations -- A summary of net changes in Operations (in thousands):

                                                2000 vs. 1999   1999 vs. 1998
                                                -------------   -------------
     Utility:
       Other Production Expense                   $    (2)        $     9
       Transmission                                   (59)            (47)
       Distribution                                  (818)           (238)
       Appliance Service - Net                       (414)              6
       Customer Accounts and Services               1,084            (349)
       Sales                                          (67)            (72)
       Administration and General                     608            (487)
       Other                                         (168)             23
     Nonutility                                       291              50
                                                  -------         -------
           Total Operations                       $   455         $(1,105)
                                                  =======         =======


Distribution expenses decreased in 2000, primarily due to a work stoppage among SJG's unionized employees beginning November 9, 2000, and continuing until January 17, 2001. During the work stoppage, payroll levels were reduced as functions critical to maintaining gas system safety and reliability, as well as new revenue generation, were performed mostly by non-union personnel.

Customer Accounts and Services costs increased in 2000, primarily due to higher bad debt expense. Most of this expense results from an increase in reserves for bad debts. Higher customer bills due to increased gas costs could adversely impact collections in 2001.

Administrative and General costs increased from 1999 levels principally due to a variety of higher strike-related expenses that were partially offset by lower employee welfare and pension costs.

Other Operating Expenses - A summary of principal changes in other operating expenses (in thousands):

                                                2000 vs. 1999   1999 vs. 1998
                                                -------------   -------------

     Maintenance                                   $1,743          $  782
     Depreciation                                   1,200           1,828
     Income Taxes                                   2,230           4,769
     Energy and Other Taxes                           476             685


Maintenance rose in 2000, due to higher levels of Remediation Adjustment Clause
(RAC) amortization during the first half of the year. This additional amortization expense is recovered during the current period through rates (See
Note 13 to the Consolidated Financial Statements). Maintenance increased in 1999, due primarily to higher levels of amortization of previously deferred environmental remediation expenses. These expenses were offset by higher revenue recovery via the RAC and were, therefore, earnings neutral. Depreciation rose due to increased investment in property, plant and equipment by SJG. Income Tax increases reflect the impact of changes in pre-tax income.

Interest Charges - Interest charges were higher in 2000, compared with 1999. Increased debt outstanding and higher interest rates in 2000 were mostly offset by recoveries of carrying costs associated with unrecovered RAC and purchased gas costs. The long-term debt was incurred primarily to support the expansion and upgrade of SJG's gas transmission and distribution system. Significant increases in gas acquisition costs in 2000 resulted in increased usage of short-term debt and additional interest expense.

Discontinued Operations - Loss from discontinued operations increased in 2000, primarily due to legal expenses incurred in relation to a complaint in bankruptcy court against SJE filed by Power Company of America Liquidating Trust (PCA). PCA was a wholesale electricity trading company with whom SJE did business. PCA filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code. The 1999 loss was due primarily to environmental cleanup expenses.

Net Income Applicable to Common Stock - Net income (in thousands) and earnings per common share reflect the following changes:

                                                2000 vs. 1999   1999 vs. 1998
                                                -------------   -------------

     Income from Continuing Operations             $ 2,688         $ 8,533
     Loss from Discontinued Operations - Net          (192)          2,169
                                                   -------         -------
           Net Income Increase                     $ 2,496         $10,702
                                                   =======         =======
     Earnings per Common Share:
       Continuing Operations                       $  0.15         $  0.76
       Discontinued Operations - Net                 (0.02)           0.21
                                                   -------         -------
           Earnings per Share Increase             $  0.13         $  0.97
                                                   =======         =======


The details affecting the changes in net income and earnings per share are discussed under the appropriate captions above.

Liquidity - Gas purchasing activities; the timing of construction and remediation expenditures and related permanent financing; as well as mandated tax and sinking fund payment dates require large, short-term cash requirements. These requirements are generally met by cash from operations and short-term lines of credit. We maintain short-term lines of credit with a number of banks, totaling $175 million, of which $53.8 million was available at December 31, 2000. The credit lines are uncommitted and unsecured with interest rates typically available based upon the Federal Funds Rates or London Interbank Offered Rates (LIBOR).

The changes in cash flows from operating activities (in thousands):

                                                2000 vs. 1999   1999 vs. 1998
                                                -------------   -------------
     Increases/(Decreases):
     Net Income Applicable to Common Stock         $ 2,496         $10,702
     Depreciation and Amortization                   1,339           2,702
     Provision for Losses on Accounts
      Receivable                                     1,328            (525)
     Revenues and Fuel Costs Deferred - Net         (7,971)         (5,163)
     Deferred and Non-Current Income Taxes
      and Credits - Net                              6,733            (613)
     Environmental Remediation Costs - Net           5,523           7,256
     Accounts Receivable                           (56,911)          6,116
     Inventories                                    (5,362)          3,803
     Prepayments and Other Current Assets             (141)            257
     Prepaid and Accrued Taxes - Net                (7,788)         21,920
     Accounts Payable and Other
      Accrued Liabilities                           57,190         (16,301)
     Other - Net                                      (425)          4,165
                                                   -------         -------
           Net Cash Provided by Operating
            Activities                             $(3,989)        $34,319
                                                   =======         =======


                                     - 13 -


Depreciation and Amortization are non-cash charges to income and do not impact cash flow. Changes in depreciation cost reflect the effect of additions and reductions to fixed assets.

Changes in Provision for Losses on Accounts Receivable reflect management's expectations regarding the collectability of customer billings. The sudden and rapid increase in natural gas prices could adversely impact collection of accounts receivable. Decreases in Revenues and Fuel Costs Deferred - Net reflect the impact of payments or credits to customers for amounts previously overcollected and the undercollection of fuel costs resulting from increases in natural gas costs. Increases reflect the impact of overcollection of fuel costs or the recovery of previously deferred fuel costs.

Changes in Deferred and Non-Current Income Taxes and Credits - Net represent the differences between taxes accrued and amounts paid. Generally, deferred income taxes related to deferred fuel costs are paid in the next year.

Changes in Environmental Remediation Costs - Net represent the differences between amounts expended for environmental remediation compared with amounts collected under the RAC and insurance recoveries.

Changes in Accounts Receivable are primarily due to changes in off-system sales activity and sales volumes of SJG and SJE. Weather and commodity prices are the variables that impact these sales. Changes impact cash flows when receivables are collected in subsequent periods.

Changes in Inventories reflect the impact of natural gas price changes and weather-related changes in customer gas usage patterns.

Changes in Prepaid and Accrued Taxes - Net reflect the impact of differences between taxes paid and taxes accrued. Significant timing differences exist in cash flows during the year. Approximately 50% of SJG's taxes are paid in installments during the first half of the year and the remaining 50% are paid on May 15 of each year. SJG uses short-term borrowings to pay taxes, resulting in a temporary increase in the short-term debt level. The carrying costs of timing differences are recognized in base utility rates.

Changes in Accounts Payable and Other Current Liabilities reflect the impact of timing differences between the accrual and payment of costs.

Changes in Other - Net reflect numerous changes in noncurrent assets and liabilities, including accrued deferred income taxes.

Regulatory Matters --

Rate Actions

In February 1999, the Electric Discount and Energy Competition Act (the Act) was signed into law in New Jersey. This bill created the framework and necessary time schedules for restructuring the state's electric and natural gas utilities. The Act established unbundling, where redesigned utility rate structures allow natural gas and electric consumers to choose their energy supplier. It also established time frames for instituting competitive services for customer accounting functions and to determine whether basic gas supply services should become competitive.

SJG received BPU approval of its unbundling proposal in January 2000. In addition to allowing all customers to select their own gas supplier, the approval provided incentives for customers to choose a supplier other than SJG with a Market Development Credit (MDC). This credit is available to customers through December 2001. The credit, approximately $2.5 million plus carrying costs, appears on SJG's books as a Deferred Credit. Therefore, the MDC will not materially impact future periods.

The Act also contains numerous provisions requiring the BPU to promulgate and adopt a variety of standards related to implementing the Act. These required standards address fair competition, affiliate relations, accounting, competitive services, supplier licensing, consumer protection and aggregation. In March 1999, the BPU issued Draft Interim Standards in response to the Act. In its Order, the BPU stated that the Draft Interim Standards "do not necessarily represent the final views of the Board on these matters." The BPU has undertaken an extensive comment, meeting and audit process to address the concerns of all impacted parties. SJG actively participated in this process, and we believe the final standards will not have a material adverse effect on the company.

SJG has operated under its current TAC since October 1998. Under this temperature adjustment clause, revenues from utility ratepayers are tied to a 20-year average temperature calculation. Warmer-than-normal weather results in the utility recognizing revenues for which cash won't be received from ratepayers until the following TAC year. Colder-than-normal weather requires SJG to defer revenues in excess of the 20-year norm, with ratepayers receiving credits to their bills for the overage in the following TAC year. Each TAC year runs from October 1 through May 31.

In November 2000, SJG received approval to increase its LGAC. The impact of this increase is approximately 19.0% to a typical residential heating customer. The BPU also approved the creation of a Flexible Pricing Mechanism, allowing for two additional 2.0% increases effective for December 2000 and January
2001. The mechanism further allows for three additional 2.0% increases for February, March and April of 2001, subject to BPU approval. The unprecedented rise in natural gas prices during 2000 is the reason for both the size of the initial increase and the creation of the flex mechanism. Despite the size of this LGAC increase, additional increases in the LGAC are likely to be necessary to fully pass through gas costs that have continued to spiral upwards to our ratepayers. Increased gas costs as well as resulting LGAC underrecoveries and associated interest costs remain the subject of hearings before the BPU.

Environmental Remediation

We successfully entered into settlements with all of SJG's historic comprehensive general liability carriers regarding environmental remediation expenditures at former manufactured gas plant sites. As part of these settlements, SJG purchased an insurance policy that caps its remediation expenditures at 11 of these sites. The insurance policy is in force for 25 years at 10 sites and 30 years at one site.

In September 1999, the BPU approved SJG's request to recover remediation costs at former manufactured gas plant sites as permitted under the RAC. SJG's RAC level increased from $0.0032 per therm to $0.0107 per therm to include all RAC-related expenditures made between 1993 and 1998. Consequently, SJG expects to recover an additional $4.5 million per year through 2006.

Other Regulatory Asset Recovery

Adopting FASB No. 109, "Accounting for Income Taxes," in 1993 primarily resulted in creating a $17.6 million regulatory asset. SJG is recovering the amortization of this asset through rates over 18 years which began in December 1994. Also, SJI adopted FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1993. The BPU allowed partial recovery of costs associated with FASB No. 106 and prescribed continued deferral of unrecovered costs until 1998. Beginning January 1998, the BPU approved full recovery of the net periodic benefit cost and recovery through 2013 of the regulatory asset, amounting to $4.5 million at December 31, 2000.

Litigation - SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We set up reserves when these claims become apparent. SJI also maintains insurance and records probable insurance recoveries relating to out standing claims.

In November 1999, Goldin Associates LLC, Trustee for the Power Company of America Liquidating Trust (PCA), filed a complaint in bankruptcy court against SJE seeking damages and attorneys' fees. PCA was a wholesale electricity trading company with whom SJE did business. PCA filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code. We believe SJE acted prudently, responsibly and in accordance with contractual obligations in its transactions with PCA. SJE entered into a settlement agreement in principle with PCA to resolve all issues related to this complaint, avoiding protracted litigation. We believe the ultimate settlement agreement will not materially affect SJI's financial position, results of operations or liquidity.

Financial Risk Management - SJI's regulated and unregulated natural gas businesses are subject to market risk due to fluctuations in natural gas prices. To limit exposure to fluctuations, SJI and its subsidiaries have at times entered into forward contracts. SJG recovers gas costs through the LGAC, and protects against price fluctuations by using forward contracts. SJE and EnerTrade enter fixed-price contracts to sell natural gas to customers, but limit risks on these transactions through matching forward physical purchases. SJE engaged in wholesale electric trading activities during 1998, but ceased actively trading and fully offset all remaining open positions as of December 31, 1998. The net profits realized from those activities are reflected on SJI's financial statements as Discontinued Operations. The last wholesale electric trading contract expired in the fourth quarter of 1999. SJRG enters into forward transactions to balance storage management and fixed-price sales transactions. To manage these transactions, SJI has a well-defined risk management policy that includes volumetric and monetary limits. All derivative activities described above are entered into for risk management, not trading, purposes.

Our exposure to interest rate risk relates primarily to short-term, variable rate borrowings. A hypothetical 10% increase in interest rates on $121.2 million of variable rate debt outstanding at December 31, 2000 would result in a $536,000 increase in our interest expense net of tax. Our high point for variable rate borrowings typically occurs around year-end. Our long-term debt is all issued at fixed rates and, consequently, interest expense to the company is not impacted by changes in market interest rates. Our debt has typically been issued with provisions that do not permit us to retire debt early to take advantage of changes in interest rates. We do not currently use any derivatives to hedge interest rates.

Capital Resources - SJI has a continuing need for cash resources and capital, primarily to invest in new and replacement facilities and equipment and for environmental remediation costs. Net construction and remediation expenditures for 2000 amounted to $43.8 million. The net costs for 2001, 2002 and 2003 are estimated at approximately $58.6 million, $71.2 million and $60.7 million, respectively. We expect to fund these expenditures from several sources, which may include cash generated by operations, temporary use of short-term debt, sale of medium-term notes, capital leases, RAC recoveries, insurance recoveries and equity issuance.

In July 2000, SJG issued a total of $35 million of senior secured debt under its $100 million Medium Term Note Program (MTN). Notes totaling $15 million were issued at 7.70%, maturing in 2015; $10 million were issued at 7.97%, maturing in 2018; and $10 million were issued at 7.90%, maturing in 2030. The net proceeds of these note issuances were used to retire short-term debt. The MTN had $35 million of availability remaining at December 31, 2000 and remains effective through December 31, 2001.

In October 1998, SJG issued $30 million of debt under the MTN. Notes totaling $10 million were issued at 6.12%, maturing in 2010, and $20 million of notes were issued at 7.125%, maturing in 2018. The net proceeds of these note issuances were used to retire short-term debt and to fund capital expenditures.

Effective June 1999, SJI changed the way shares were purchased by participants in its Dividend Reinvestment Plan (DRP). Since 1994, our DRP purchased shares for participants on the open market. Now plan participants are receiving newly issued shares. We offer a 2% discount on DRP investments because it is the most cost-effective way for us to raise equity capital in the quantities we are seeking. SJI raised $9.1 million of equity capital by issuing 335,427 shares under our DRP in 2000. We raised an additional $2.4 million of equity capital from 82,309 shares issued under the DRP in January 2001.

Effective April 2000, SJI's dividend rate was increased by $0.02 per share to $1.46 annually. In January 2001, an additional $0.02 per share increase was announced, payable April 3, 2001, increasing our annual dividend rate to $1.48 per share.

Other Events - In April 2000, SJE and GZA GeoEnvironmental, Inc. formed AirLogics, LLC to market a jointly developed air monitoring system designed to assist companies involved in environmental cleanup activities.

Marina Energy, was formed by SJI in October 2000 to develop energy-related projects in Atlantic City, N.J. In December 2000, Marina Energy entered into a 20-year contract with Marina District Development Corporation to supply heat, hot water and cooling to The Borgata Resort. Marina Energy will develop, construct and operate a $40 million thermal energy plant to meet the needs of The Borgata. The plant is scheduled for completion in July 2003. We expect that Marina Energy will be well positioned to provide similar services to existing and future casino hotels developed in the area near The Borgata.

SJI provided a $17 million standby letter of credit to Marina District Development Corporation in support of Marina Energy's contractual obligations to construct the thermal energy plant and to supply heat, hot water and cooling to The Borgata Resort.

SJG employs 401 workers who are members of two separate unions. Following the expiration of a labor contract, the 354 members of our largest union commenced a work stoppage on November 9, 2000. The remaining 47 unionized employees walked out on December 13, 2000. SJG's unionized employees returned to work on January 17, 2001, agreeing to a new 4-year contract. Key elements of the contract include employee contributions toward healthcare costs, revised wage structures for new employees and revisions to sick-time policies. During the work stoppage, operation critical work was conducted mostly by SJI's non-union personnel. As a result of the nature of SJG's operations, the work stoppage did not materially effect the operational or financial condition of SJG or SJI.


Independent Auditors' Report

To the Shareholders and
Board of Directors of
South Jersey Industries, Inc.:

We have audited the consolidated balance sheets of South Jersey Industries, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related statements of consolidated income, consolidated retained earnings and consolidated cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of South Jersey Industries, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 14, 2001


Statements of Consolidated Income
(In Thousands Except for Per Share Data)

                                              South Jersey Industries, Inc.
                                                    and Subsidiaries
                                                 Year Ended December 31,

                                               2000        1999        1998
                                             --------    --------    --------
Operating Revenues:
  Utility (Notes 1 & 7)                      $432,286    $345,710    $298,038
  Nonutility                                   83,642      47,502      34,972
                                             --------    --------    --------
      Total Operating Revenues                515,928     393,212     333,010
                                             --------    --------    --------

Operating Expenses:
  Cost of Gas Sold - Utility                  288,002     207,047     173,824
  Cost of Sales - Nonutility                   75,592      43,079      33,233
  Operations                                   45,044      44,589      45,694
  Maintenance                                   7,820       6,077       5,295
  Depreciation (Note 1)                        20,168      18,968      17,140
  Income Taxes (Notes 1, 5 & 6)                18,658      16,428      11,659
  Energy and Other Taxes (Note 1)              11,613      11,137      10,452
                                             --------    --------    --------
      Total Operating Expenses                466,897     347,325     297,297
                                             --------    --------    --------

Operating Income                               49,031      45,887      35,713
                                             --------    --------    --------

Interest Charges:
  Long-Term Debt                               16,124      15,721      15,246
  Short-Term Debt and Other                     5,168       5,105       3,935
                                             --------    --------    --------
      Total Interest Charges                   21,292      20,826      19,181
                                             --------    --------    --------

Preferred Dividend Requirements of
 Subsidiary (Note 2)                            3,074       3,084       3,088
                                             --------    --------    --------

Income from Continuing Operations              24,665      21,977      13,444

Loss from Discontinued Operations -
 Net (Note 3)                                    (481)       (289)     (2,458)
                                             --------    --------    --------
      Net Income Applicable to Common
       Stock                                 $ 24,184    $ 21,688    $ 10,986
                                             ========    ========    ========

Average Shares of Common Stock
 Outstanding (Note 4)                          11,401      10,922      10,776
                                             ========    ========    ========

Earnings Per Common Share: (Notes 3 & 4)
  Continuing Operations                      $   2.16    $   2.01    $   1.25
  Discontinued Operations - Net                 (0.04)      (0.02)      (0.23)
                                             --------    --------    --------
      Earnings Per Common Share              $   2.12    $   1.99    $   1.02
                                             ========    ========    ========

Dividends Declared Per Common Share          $   1.46    $   1.44    $   1.44
                                             ========    ========    ========


Statements of Consolidated
Retained Earnings
(In Thousands)

                                              South Jersey Industries, Inc.
                                                    and Subsidiaries
                                                 Year Ended December 31,

                                               2000        1999        1998
                                             --------    --------    --------
Balance at Beginning of Year                 $ 50,467    $ 44,507    $ 49,038
Net Income Applicable to Common Stock          24,184      21,688      10,986
Dividends Declared - Common Stock             (16,647)    (15,728)    (15,517)
                                             --------    --------    --------
Balance at End of Year (Note 10)             $ 58,004    $ 50,467    $ 44,507
                                             ========    ========    ========

The accompanying footnotes are an integral part of the financial statements.


Statements of Consolidated Cash Flows
(In Thousands)

                                              South Jersey Industries, Inc.
                                                    and Subsidiaries
                                                 Year Ended December 31,

                                               2000        1999        1998
                                             --------    --------    --------
Cash Flows from Operating Activities:

  Net Income Applicable to Common Stock      $ 24,184    $ 21,688    $ 10,986
  Adjustments to Reconcile Net Income to
   Cash Flows Provided by Operating
   Activities:
    Depreciation and Amortization              23,104      21,765      19,063
    Provision for Losses on Accounts
     Receivable                                 2,280         952       1,477
    Revenues and Fuel Costs Deferred -
     Net                                      (15,636)     (7,665)     (2,502)
    Deferred and Non-Current Income Taxes
     and Credits - Net                         13,845       7,112       7,725
    Environmental Remediation Costs - Net*      7,019       1,496      (5,760)
    Changes in:
      Accounts Receivable                     (61,398)     (4,487)    (10,603)
      Inventories                              (4,843)        519      (3,284)
      Prepayments and Other Current Assets         75         216         (41)
      Prepaid and Accrued Taxes - Net           1,025       8,813     (13,107)
      Accounts Payable and Other Accrued
       Liabilities                             45,415     (11,775)      4,526
    Other - Net                                 2,619       3,044      (1,121)
                                             --------    --------    --------

Net Cash Provided by Operating Activities      37,689      41,678       7,359
                                             --------    --------    --------

Cash Flows from Investing Activities:

  Investment in Affiliates                     (2,201)       (811)       (591)
  Loan to Affiliates                            1,595       1,700         211
  Proceeds from the Sale of Assets-Net              -         594           -
  Purchase of Available-for-Sale
   Securities                                    (832)       (776)       (889)
  Capital Expenditures, Cost of Removal
    and Salvage                               (50,834)    (48,736)    (65,869)
                                             --------    --------    --------

Net Cash Used in Investing Activities         (52,272)    (48,029)    (67,138)
                                             --------    --------    --------

Cash Flows from Financing Activities:

  Net Borrowings from Lines of Credit           1,250      22,950      51,100
  Proceeds from Issuance of Long-Term Debt     35,000           -      30,000
  Principal Repayments of Long-Term Debt      (10,580)    (11,149)    (11,768)
  Dividends on Common Stock                   (16,647)    (15,728)    (15,517)
  Proceeds from Sale of Common Stock            8,857      10,011         160
  Repurchase of Preferred Stock                  (240)        (90)        (90)
  Payments for Issuance of Long-Term Debt      (1,464)          -        (557)
                                             --------    --------    --------

Net Cash Provided by Financing Activities      16,176       5,994      53,328
                                             --------    --------    --------

Net Increase (Decrease) in Cash and Cash
 Equivalents                                    1,593        (357)     (6,451)

Cash and Cash Equivalents at Beginning of
 Year                                           5,634       5,991      12,442
                                             --------    --------    --------

Cash and Cash Equivalents at End of Year     $  7,227    $  5,634    $  5,991
                                             ========    ========    ========

Supplemental Disclosures of Cash Flow
 Information:
  Cash paid during the year for:
    Interest (Net of Amounts Capitalized)    $ 24,219    $ 25,264    $ 21,651
    Income Taxes (Net of Refunds)            $  4,838    $  4,423    $ 11,099


* Notes 7 and 13 contain additional information relating to environmental remediation costs.

The accompanying footnotes are an integral part of the financial statements.


Consolidated Balance Sheets
(In Thousands)

                                                   South Jersey Industries, Inc.
                                                         and Subsidiaries
                                                      Year Ended December 31,

                                                           2000        1999
                                                        ---------   ---------
Assets
Property, Plant and Equipment: (Note 1)
  Utility Plant, at original cost                       $ 763,860   $ 721,338
    Accumulated Depreciation                             (208,292)   (192,240)
  Gas Plant Acquisition Adjustment - Net                    1,701       1,776
  Nonutility Property and Equipment, at cost                6,042       3,423
    Accumulated Depreciation                                 (988)       (951)
                                                        ---------   ---------
    Property, Plant and Equipment - Net                   562,323     533,346
                                                        ---------   ---------
Investments:
  Available-for-Sale Securities (Note 8)                    2,540       1,707
  Investments in Affiliates (Note 3)                        4,451       2,251
                                                        ---------   ---------
      Total Investments                                     6,991       3,958
                                                        ---------   ---------
Current Assets:
  Cash and Cash Equivalents (Notes 1 & 9)                   7,227       5,634
  Notes Receivable - Affiliates                             1,055       2,650
  Accounts Receivable                                      80,480      43,130
  Unbilled Revenues (Note 1)                               45,022      22,328
  Provision for Uncollectibles                             (2,043)     (1,117)
  Natural Gas in Storage, average cost                     31,957      27,066
  Materials and Supplies, average cost                      4,037       4,085
  Prepaid Taxes (Note 1)                                    3,960       4,069
  Prepayments and Other Current Assets                      3,128       3,203
                                                        ---------   ---------
      Total Current Assets                                174,823     111,048
                                                        ---------   ---------
Accounts Receivable - Merchandise                             705       1,108
                                                        ---------   ---------
Regulatory and Other Non-Current Assets: (Note 1)
  Environmental Remediation Costs: (Notes 7 & 13)
    Expended - Net                                         18,474      25,702
    Liability for Future Expenditures                      51,029      51,029
  Gross Receipts & Franchise Taxes (Note 5)                 2,698       3,141
  Income Taxes - Flowthrough Depreciation (Note 5)         10,553      11,531
  Deferred Fuel Costs - Net (Note 7)                       28,810      13,174
  Deferred Postretirement Benefit Costs (Note 12)           4,536       4,914
  Other                                                     9,037       7,974
                                                        ---------   ---------
    Total Regulatory and Other Non-Current Assets         125,137     117,465
                                                        ---------   ---------
    Total Assets                                        $ 869,979   $ 766,925
                                                        =========   =========

Capitalization and Liabilities
Capitalization:
  Common Equity (Notes 4 & 10)                          $ 201,739   $ 185,275
  Preferred Stock and Securities of Subsidiary
   (Note 2)                                                36,804      37,044
  Long-Term Debt (Note 8)                                 204,981     183,561
                                                        ---------   ---------
      Total Capitalization                                443,524     405,880
                                                        ---------   ---------
Current Liabilities:
  Notes Payable (Note 9)                                  121,200     119,950
  Current Maturities of Long-Term Debt (Note 8)            11,876       8,876
  Accounts Payable                                         84,004      40,273
  Customer Deposits                                         5,366       5,386
  Environmental Remediation Costs (Note 13)                17,286      14,027
  Taxes Accrued                                             1,479         563
  Interest Accrued and Other Current Liabilities           15,816      14,112
                                                        ---------   ---------
      Total Current Liabilities                           257,027     203,187
                                                        ---------   ---------
Deferred Credits and Other Non-Current Liabilities:
 (Note 1)
  Deferred Income Taxes - Net (Note 6)                    105,037      91,167
  Investment Tax Credits (Note 5)                           4,513       4,849
  Pension and Other Postretirement Benefits (Note 12)      13,394      13,342
  Environmental Remediation Costs (Note 13)                37,886      41,354
  Other                                                     8,598       7,146
                                                        ---------   ---------
      Total Deferred Credits and Other Non-Current
       Liabilities                                        169,428     157,858
                                                        ---------   ---------
Commitments and Contingencies (Note 13)
  Total Capitalization and Liabilities                  $ 869,979   $ 766,925
                                                        =========   =========


The accompanying footnotes are an integral part of the financial statements.


Schedules of Consolidated Capitalization
(In Thousands Except for Share Data)

                                                   South Jersey Industries, Inc.
                                                         and Subsidiaries
                                                      Year Ended December 31,

                                                           2000        1999
                                                        ---------   ---------
Common Equity: (Notes 4 & 10)
  Common Stock: Par Value $1.25 per share;
   Authorized 20,000,000 shares;
   Outstanding Shares: 11,499,701 (2000) and
   11,152,175 (1999)
  Balance at Beginning of Year                          $  13,940   $  13,474
    Stock Plans                                               435         466
                                                        ---------   ---------
  Balance at End of Year                                   14,375      13,940
  Premium on Common Stock                                 129,360     120,868
  Retained Earnings                                        58,004      50,467
                                                        ---------   ---------
          Total Common Equity                             201,739     185,275
                                                        ---------   ---------

Preferred Stock and Securities of Subsidiary: (Note 2)
  Redeemable Cumulative Preferred Stock:
    South Jersey Gas Company, Par Value $100 per share
      Authorized Shares: 43,104 (2000) and
                          45,504 (1999)
      Outstanding Shares: Series A, 4.7% - 300 (2000)
                           and 1,200 (1999)                    30         120
                          Series B, 8% - 17,742 (2000)
                           and 19,242 (1999)                1,774       1,924
  South Jersey Gas Company - Guaranteed Manditorily
   Redeemable Preferred Securities of Subsidiary Trust:
    Par Value $25 per share, 1,400,000 shares
    Authorized and Outstanding                             35,000      35,000
                                                        ---------   ---------
          Total Preferred Stock and Securities of
           Subsidiary                                      36,804      37,044
                                                        ---------   ---------

Long-Term Debt: (A)
  South Jersey Gas Company:
    First Mortgage Bonds (B):
       8.19% Series due 2007                               15,908      18,181
      10.25% Series due 2008                               11,931      15,908
          9% Series due 2010                               21,875      24,062
       6.12% Series due 2010                               10,000      10,000
       6.95% Series due 2013                               35,000      35,000
        7.7% Series due 2015 (C)                           15,000           -
       7.97% Series due 2018 (C)                           10,000           -
      7.125% Series due 2018                               20,000      20,000
        7.7% Series due 2027                               35,000      35,000
        7.9% Series due 2030 (C)                           10,000           -
    Unsecured Notes:
      Term Note, 8.47% due 2001                             2,143       4,286
      Debenture Notes, 8.6% due 2010                       30,000      30,000
                                                        ---------   ---------
      Total Long-Term Debt Outstanding                    216,857     192,437
      Less Current Maturities                              11,876       8,876
                                                        ---------   ---------
          Total Long-Term Debt                            204,981     183,561
                                                        ---------   ---------
Total Capitalization                                    $ 443,524   $ 405,880
                                                        =========   =========


(A) The long-term debt maturities and sinking fund requirements for the succeeding 5 years are as follows: 2001, $11,876; 2002, $9,734; 2003,
     $12,884; 2004, $12,884; and 2005, $12,884.
(B) SJG's First Mortgage dated October 1, 1947, as supplemented, securing the First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility plant.
(C) In July 2000, SJG issued $35 million of debt under a Medium Term Note Program established October 5, 1998. A remainder of $35 million is authorized to be issued under this program through December 2001.

The accompanying footnotes are an integral part of the financial statements.


Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies:

Consolidation - The consolidated financial statements include the accounts of South Jersey Industries, Inc. (SJI) and its subsidiaries. Investments in affiliated companies with a 20% or greater ownership interest are accounted for on an equity basis and, accordingly, consolidated income includes SJI's share of their income. All significant intercompany accounts and transactions were eliminated. SJI reclassified some previously reported amounts to conform with current year classifications.

Estimates and Assumptions - Our financial statements are prepared to conform with generally accepted accounting principles. Management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

Regulation - South Jersey Gas Company (SJG) is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU). We maintain our accounts according to the BPU's prescribed Uniform System of Accounts
(See Note 7).

Revenues - SJG and South Jersey Energy Company (SJE) bill customers monthly. For customers not billed at the end of each month, an accrual is made to recognize unbilled revenues from the date of the last bill to the end of the month.

The BPU allows SJG to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). We collect these costs on a forecasted basis upon BPU order. SJG defers under- or over-recoveries of gas costs and includes them in the following year's LGAC. We pay interest on overcollected LGAC balances based on SJG's return on rate base determined in base rate proceedings (See Note 7).

SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a Demand Side Management Clause (DSMC). Our TAC reduces the impact of temperature fluctuations on SJG and its customers. The RAC recovers remediation costs of former gas manufacturing plants and the DSMC recovers costs associated with our conservation plan. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather during the winter season can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover these costs through rates over 7-year amortization periods (See Notes 7 & 13). DSMC adjustments are not significant and do not affect earnings.

Property, Plant & Equipment - For regulatory purposes, utility plant is stated at original cost. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

Depreciation and Amortization - We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. These estimates are periodically reviewed and adjusted as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.8% in 2000, 1999 and 1998. Except for extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, and removal costs less salvage. The gas plant acquisition adjustment is amortized on a straight-line basis over 40 years. The unamortized balance of $1.7 million at December 31, 2000, is not included in rate base. Nonutility property depreciation is computed on a straight-line basis over the estimated useful lives of the property, ranging up to 35 years. Gain or loss on the disposition of nonutility property is recognized in net income.

New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and in June 2000, FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." Both are effective for our fiscal year beginning January 2001. These statements establish accounting and reporting standards for derivative instruments, including those embedded in other contracts, and for hedging activities. It requires recognizing derivatives as assets or liabilities at fair value on the balance sheet. SJI has identified financial instruments that qualify as derivatives as of January 1, 2001. Management believes, based on its interpretation of guidance issued, that the derivative contracts qualify for the normal purchases and normal sales exception and, therefore, no additional disclosure is required. Subsequent guidance from FASB or the Derivative Implementation Group could affect the accounting for such transactions in 2001 and beyond.

Income, Energy and Other Taxes - Deferred income taxes are provided for all significant temporary differences between book and taxable income (See Notes 5 & 6).

New Jersey adopted legislation reforming energy taxation in 1997. The law eliminated the Gross Receipts & Franchise Tax (GRAFT) of approximately 13% of utility revenue, replacing it with a combination of taxes including a 6% State Sales and Use Tax, a 9% State Corporation Business Tax, and a State-imposed Transitional Energy Facilities Assessment (TEFA). The TEFA, a tax on gas volumes sold and transported, is being phased out over 5 years beginning January 1, 1999. The revised tax policy is ultimately expected to eliminate tax differences between utility and nonutility energy suppliers, providing fair competition and lower energy costs for consumers.

Statements of Consolidated Cash Flows - For purposes of reporting cash flows, highly liquid investments with original maturities of 3 months or less are considered cash equivalents.


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

Mandatorily Redeemable Preferred Securities - In 1997, SJG's statutory trust subsidiary, SJG Capital Trust (Trust), sold $35 million of 8.35% SJG-Guaranteed Mandatorily Redeemable Preferred Securities. The Trust's only assets are the 8.35% Deferrable Interest Subordinated Debentures issued by SJG maturing April 2037. This is also the maturity date of the Preferred Securities. The Debentures and Preferred Securities are redeemable at SJG's option at a price equal to 100% of the principal amount at any time on or after April 30, 2002.

SJI has 2,500,000 authorized shares of Preference Stock, no par value, which has not been issued. SJI has registered and reserved for issuance 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Preferred Stock) connected with adopting its Shareholder Rights Plan (See Note 4).

3.  Divestitures and Affiliations:

Divestitures - In 1996, Energy & Minerals, Inc. (EMI), an SJI subsidiary, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary (See Note 13).

In 1997, R&T Group, Inc., SJI's construction subsidiary, sold all of its operating assets, except some real estate.

Annually, SJI conducts tests to estimate the environmental remediation costs for properties owned by South Jersey Fuel, Inc. (SJF), a subsidiary of EMI, from its previously operated fuel oil business. SJI reports the environmental remediation activity related to these properties as discontinued operations. This reporting is consistent with previous years (See Note 13).

In 1998, SJE actively traded electricity in the wholesale market, but ceased its trading activities later that same year. Upon expiration of SJE's last wholesale electric contract in December 1999, SJE formally exited this segment of operations. Summarized operating results of the discontinued operations were:

                                                  Thousands of Dollars
                                             2000         1999         1998
                                           ---------    ---------    ---------
Operating Revenues -
  Wholesale Electric                       $       -    $       -    $ 117,236
                                           =========    =========    =========
(Loss) Income before Income Taxes:
  Sand Mining                              $    (155)   $    (216)   $  (3,697)
  Construction                                     8         (195)        (587)
  Fuel Oil                                      (123)         (89)         (72)
  Wholesale Electric                            (488)          (8)         573
Income Tax Credits                               277          219        1,325
                                           ---------    ---------    ---------
Loss from Discontinued
 Operations - Net                          $    (481)   $    (289)   $  (2,458)
                                           =========    =========    =========
Earnings per Common Share
 from Discontinued Operations              $   (0.04)   $   (0.02)   $   (0.23)
                                           =========    =========    =========


Affiliations - In 1996, South Jersey Resources Group, LLC (SJRG) was formed to provide natural gas storage, peaking services and transportation capacity for wholesale customers in New Jersey and surrounding states. SJ EnerTrade, Inc. (EnerTrade), a wholly owned subsidiary of SJE, and UPR Energy Marketing, Inc.
(UPR) each held a 50% non-controlling interest in this affiliation and accounted for the investment under the equity method. On January 1, 2001, SJRG redeemed UPR's 50% interest making EnerTrade the 100% owner of SJRG.

In January 1999, SJI and Conectiv Solutions, LLC, formed Millennium Account Services, LLC to provide meter reading services in southern New Jersey and reduce meter reading costs resulting from synergies that exist because of overlapping territories. In June 1999, SJE and Energy East Solutions, Inc. formed South Jersey Energy Solutions, LLC (SJES) to market retail electricity and energy management services. SJES began supplying retail electric during the first quarter of 2000.

In April 2000, SJE and GZA GeoEnvironmental, Inc. formed AirLogics, LLC to market a jointly developed air monitoring system designed to assist companies involved in environmental cleanup activities.

In October 2000, SJI formed Marina Energy LLC, a wholly owned subsidiary, to develop, construct and operate a $40 million thermal energy plant. In December 2000, Marina Energy entered into a 20-year contract with Marina District Development Corporation to supply heat, hot water and cooling to The Borgata Resort. The plant is scheduled for completion in July 2003.

4.  Common Stock:

SJI has 20,000,000 shares of authorized Common Stock. The following shares were issued and outstanding:

                                             2000         1999         1998
                                          ----------   ----------   ----------

Beginning of Year                         11,152,175   10,778,990   10,771,413
New Issues During Year:
  Dividend Reinvestment Plan                 335,427      367,622            -
  Employees' Stock Ownership Plan              3,917        4,144        3,875
  Stock Option, Stock Appreciation
   Rights, and Restricted Stock
   Award Plan                                  5,545           31        1,952
  Directors' Restricted Stock Plan             2,637        1,388        1,750
                                          ----------   ----------   ----------
End of Year                               11,499,701   11,152,175   10,778,990
                                          ==========   ==========   ==========


The par value ($1.25 per share) of stock issued in 2000, 1999 and 1998 was credited to Common Stock. Net excess over par value of approximately $8.5 million, $9.6 million, and $0.3 million, respectively, was credited to Premium on Common Stock.

Effective 1996, SJI adopted FASB No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for stock-based compensation. As permitted by the statement, we elect to continue measuring compensation costs using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The pro forma effect of adopting the fair value based method of accounting on net income and Earnings Per Share (EPS) is immaterial for the 2000, 1999 and 1998 fiscal years.

Dividend Reinvestment Plan (DRP) and Employees' Stock Ownership Plan (ESOP) - Effective June 1999, newly issued shares of common stock offered through the DRP are issued directly by SJI. Prior to this date, these shares were purchased in the open market. All shares offered through the ESOP continue to be issued directly by SJI. As of December 31, 2000, SJI reserved 359,034 and 23,435 shares of authorized, but unissued, common stock for future issuance to the DRP and ESOP, respectively.

Stock Option, Stock Appreciation Rights, and Restricted Stock Award Plan - Under this plan, no more than 306,000 shares in the aggregate may be issued to SJI's officers and other key employees. No options or stock appreciation rights may be granted under the Plan after November 22, 2006. At December 31, 2000, 1999, and 1998, SJI had 4,500, 4,500, and 5,000 options outstanding, respectively, all exercisable at $24.69 per share. In addition, during 1999 and 1998, 500 and 8,060 options were surrendered for the issuance of 31 and 1,952 shares, respectively. No options were granted in 2000, 1999, or 1998. No stock appreciation rights were issued under the Plan. In 1999, the Plan was amended to include restricted stock awards. As of December 31, 2000, 36,665 restricted shares were granted.

Earnings Per Common Share - We present basic EPS based on the weighted-average number of common shares outstanding. Our stock options and restricted stock outstanding at December 31, 2000, 1999 and 1998, do not dilute our EPS as calculated in accordance with FASB No. 128, "Earnings Per Share".

Directors' Restricted Stock Plan - Under this Plan, SJI granted an initial award of 13,800 shares to outside directors in December 1996, at a market value of $24.00 per share. The Plan also provides for annual awards (see table). Initial awards vest over 5 years, with 20% of those awards vesting annually. Annual awards vest on their third anniversary. SJI holds shares issued as restricted stock until the attached restrictions lapse. The stock's market value on the grant date is recorded as compensation expense over the applicable vesting period.

Shareholder Rights Plan - In September 1996, the board of directors adopted a shareholder rights plan providing for the distribution of one right for each share of common stock outstanding on and after October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Preferred Stock at an exercise price of $90 (See Note 2).

The rights will not be exercisable until after a person or group acquires or obtains the right to acquire the beneficial ownership of 10% or more of SJI's common stock. Each of the rights (except for those held by the 10% holder) entitles the holder to purchase that number of shares of SJI's common stock, or common stock of the acquiring company, at a market value equal to two times the purchase price.

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

6.  Income Taxes:

Total income taxes applicable to operations differs from the tax that would have resulted by applying the statutory Federal Income Tax rate to pre-tax income for the following reasons:

                                                 Thousands of Dollars
                                             2000         1999         1998
                                           ---------    ---------    ---------

Tax at Statutory Rate                      $  13,514    $  12,090    $   7,676
Increase (Decrease) Resulting from:
  State Income Taxes                           4,861        3,895        3,170
  Amortization of ITC                           (335)        (390)        (393)
  Tax Depreciation Under Book
      Depreciation on Utility Plant              664          664          664
  Other - Net                                    (46)         169          542
                                           ---------    ---------    ---------
Income Taxes -
 Continuing Operations                        18,658       16,428       11,659
Income Taxes -
 Discontinued Operations                        (277)        (219)      (1,325)
                                           ---------    ---------    ---------
      Net Income Taxes                     $  18,381    $  16,209    $  10,334
                                           =========    =========    =========

The provision for Income Taxes is comprised of the following:

                                                  Thousands of Dollars
                                             2000         1999         1998
                                           ---------    ---------    ---------
Current:
  Federal                                  $   2,760    $   6,151    $   2,024
  State                                        2,040        3,218        2,227
                                           ---------    ---------    ---------
      Total Current                            4,800        9,369        4,251
                                           ---------    ---------    ---------
Deferred:
  Federal -
    Excess of Tax Depreciation Over
     Book Depreciation - Net                   5,220        5,496        5,308
    Deferred Fuel Costs                       12,157        1,909        1,397
    Environmental Costs - Net                 (2,504)      (1,058)       1,990
    Alternative Minimum Tax                   (1,694)         676       (1,750)
    Benefit of State Tax                        (984)        (236)        (177)
    Other - Net                                 (823)         (15)          90
  State                                        2,821          677          943
                                           ---------    ---------    ---------
      Total Deferred                          14,193        7,449        7,801
                                           ---------    ---------    ---------

ITC                                             (335)        (390)        (393)
                                           ---------    ---------    ---------

  Income Taxes -
   Continuing Operations                      18,658       16,428       11,659
  Income Taxes -
   Discontinued Operations                      (277)        (219)      (1,325)
                                           ---------    ---------    ---------
      Net Income Taxes                     $  18,381    $  16,209    $  10,334
                                           =========    =========    =========


Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of SJI's net deferred tax liability at December 31 are:

                                                         Thousands of Dollars
                                                          2000         1999
                                                        ---------    ---------
Deferred Tax Liabilities:
  Tax Depreciation Over Book Depreciation               $  74,697    $  70,362
  Difference Between Book and Tax Basis of Property         7,018        6,478
  Deferred Fuel Costs                                      24,519        9,235
  Deferred Regulatory Costs                                 1,387        1,301
  Environmental Remediation Costs                           5,144        7,295
  Excess Protected                                          3,290        3,355
  GRAFT                                                       866        1,022
  Other                                                       972          929
                                                        ---------    ---------
      Total Deferred Tax Liabilities                      117,893       99,977
                                                        ---------    ---------

Deferred Tax Assets:
  Alternative Minimum Tax                                   4,895        2,327
  ITC Basis Gross Up                                        2,428        2,601
  Deferred State Tax                                        1,925          674
  Other                                                     3,608        3,208
                                                        ---------    ---------
      Total Deferred Tax Assets                            12,856        8,810
                                                        ---------    ---------
        Net Deferred Tax Liability                      $ 105,037    $  91,167
                                                        =========    =========

7.  Regulatory Actions:

In January 1997, the BPU granted SJG a total rate increase of $10.3 million. The $6.0 million base rate portion of the increase was based on a 9.62% rate of return on rate base, which included an 11.25% return on common equity. Additionally, SJG's threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation (Sharing Formula) increased from $4.0 million to $5.0 million. With the completion of major construction projects, this $5.0 million threshold increased to $7.8 million. SJG keeps 100% of pre-tax margins up to the threshold level and 20% of margins above that level. In October 1998, the BPU approved a revision to the Sharing Formula as part of an agreement to modify SJG's TAC. The revision credits the first $750,000 above the current threshold level to the LGAC customers. Thereafter, SJG keeps 20% of the pre-tax margins as it has historically.

In August 1998, SJG filed with the BPU to recover increased remediation costs expended from August 1995 through July 1998. In September 1999, the BPU approved the requested annual recovery level of $6.5 million. This represents an annual increase of approximately $4.5 million over the recovery previously included in rates. In July 1999, SJG filed its annual RAC with the BPU requesting recovery of carrying costs on unrecovered remediation costs and proposed no change in the current RAC rate for the next 3 years. In January 2000, the BPU approved the recovery of carrying costs on unrecovered remediation costs and SJG's proposal to keep its current RAC rate in effect through October 2002.

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

Effective January 10, 2000, the BPU approved full unbundling of SJG's system. This allows all natural gas consumers to select their natural gas supplier. As of December 31, 2000, 35,657 of SJG's residential customers had elected to purchase their gas commodity from someone other than SJG. The bills of those using a gas supplier other than SJG are reduced for cost of gas charges and applicable taxes. The resulting decrease in revenues is offset by a corresponding decrease in gas costs and taxes under SJG's BPU-approved fuel clause. SJI's net income, financial condition and margins are not affected as a result of the unbundling.

In addition to allowing all customers to select their own supplier, the unbundling settlement also created an incentive to customers to select a supplier, other than SJG, in the form of a Market Development Credit (MDC). This credit is being provided to customers over a 2-year period beginning January 2000, and will approximate $2.5 million plus carrying costs through December 2001. The majority of this credit was provided for on SJG's books as a Deferred Credit. Therefore, the impact of the MDC will not materially impact future periods.

Also approved was the recovery of carrying costs on the RAC, as previously discussed, and a modification to SJG's LGAC. Under-recovered gas costs of $11.9 million as of October 31, 1999, and carrying costs thereon, are being recovered over a 3-year period beginning January 2000.

In April 2000, the BPU approved an appliance service filing to modify SJG's existing Service Sentry Plans, implement three new Service Sentry Plans and to implement flat-rate pricing for its appliance service business.

Effective June 2000, SJG implemented price increases for its appliance service business. The new rates are competitive with those of other service providers in New Jersey.

In August 2000, SJG filed its annual LGAC and TAC for 2000-2001. The filing requested a $35.0 million increase to its LGAC. However, due to unprecedented natural gas price run-ups, SJG filed for an additional increase in October 2000.

On November 16, 2000, SJG received approval to increase its LGAC. The impact of this increase will be approximately 19.0% to a typical residential heating customer. The BPU also approved the creation of a Flexible Pricing Mechanism, allowing for two additional 2.0% increases effective in December 2000 and January 2001, and three additional 2.0% increases for February, March and April of 2001, subject to BPU approval.

8.  Financial Instruments:

Long-Term Debt - The fair values of SJI's long-term debt, including current maturities, as of December 31, 2000 and 1999, are estimated to be $219.1 and $190.1 million, respectively. Carrying amounts are $216.9 and $192.4 million, respectively. The estimates are based on the interest rates available to SJI at the end of each year for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

Other Financial Instruments - The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 2000 and 1999.

9.  Unused Lines of Credit and Compensating Balances:

Unused lines of credit available at December 31, 2000, were $53.8 million. Borrowings under these lines of credit are at market rates. The weighted borrowing costs, which changed daily, were 7.37% and 6.45% at December 31, 2000 and 1999, respectively. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

10.  Retained Earnings:

Restrictions exist under various loan agreements regarding the amount of cash dividends or other distributions that we may pay on SJG's common stock. SJI's total equity in its subsidiaries' retained earnings, which is free of these restrictions, was $56.2 million as of December 31, 2000.

11.  Segments of Business:

Information about SJI's operations in different industry segments is presented below:

                                                  Thousands of Dollars
                                             2000         1999         1998
                                           ---------    ---------    ---------
Operating Revenues:
  Gas Utility Operations                   $ 446,948    $ 350,921    $ 299,070
  Nonutility Operations                       84,943       49,651       35,955
                                           ---------    ---------    ---------
      Subtotal                               531,891      400,572      335,025
  Intersegment Sales                         (15,963)      (7,360)      (2,015)
                                           ---------    ---------    ---------
      Total Operating Revenues             $ 515,928    $ 393,212    $ 333,010
                                           =========    =========    =========
Operating Income:
  Gas Utility Operations                   $  62,660    $  59,480    $  49,234
  Nonutility Operations                        4,387        1,911           67
                                           ---------    ---------    ---------
      Subtotal                                67,047       61,391       49,301
  Income Taxes                               (18,658)     (16,428)     (11,659)
  General Corporate                              642          924       (1,929)
                                           ---------    ---------    ---------
      Total Operating Income               $  49,031    $  45,887    $  35,713
                                           =========    =========    =========

Depreciation and Amortization:
  Gas Utility Operations                   $  22,986    $  21,676    $  19,014
  Nonutility Operations                           99           59           26
  Discontinued Operations                         19           30           23
                                           ---------    ---------    ---------
      Total Depreciation and
       Amortization                        $  23,104    $  21,765    $  19,063
                                           =========    =========    =========

Property Additions:
  Gas Utility Operations                   $  47,116    $  47,390    $  64,862
  Nonutility Operations                        3,260          390           67
                                           ---------    ---------    ---------
      Total Property Additions             $  50,376    $  47,780    $  64,929
                                           =========    =========    =========

Identifiable Assets:
  Gas Utility Operations                   $ 842,082    $ 750,239    $ 720,137
  Nonutility Operations                       25,123       14,049       14,185
  Discontinued Operations                      2,243        2,326        9,562
                                           ---------    ---------    ---------
      Subtotal                               869,448      766,614      743,884
  Corporate Assets                            20,338       15,744       25,251
  Intersegment Assets                        (19,807)     (15,433)     (21,040)
                                           ---------    ---------    ---------
      Total Identifiable Assets            $ 869,979    $ 766,925    $ 748,095
                                           =========    =========    =========


Gas Utility Operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Nonutility Operations include the natural gas and electric acquisition and transportation service companies (See Note 3).

SJI's interest expense relates primarily to SJG's borrowing and financing activities. Interest income is essentially derived from borrowings between the subsidiaries and is eliminated during consolidation. These amounts are included in our statements of consolidated income and not shown above.

12.  Pensions & Other Postretirement Benefits:

SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to substantially all full-time, regular employees upon retirement. The other postretirement benefit plans provide health care and life insurance benefits to some retirees.

The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Amounts accrued prior to that authorization were deferred and are being amortized as allowed by the BPU. The unamortized balance amounting to

$4.5 million at December 31, 2000, is recoverable in rates. We are amortizing this amount over 15 years which started January 1998.

Net periodic benefit cost related to the pension and other postretirement benefit insurance plans, consisted of the following components:

                                        Thousands of Dollars

                              Pension Benefits            Other Benefits
                         -------------------------   -------------------------
                          2000     1999     1998      2000     1999     1998
                         -------  -------  -------   -------  -------  -------
Service cost             $ 1,988  $ 2,245  $ 1,912   $   996  $ 1,098  $   903
Interest cost              4,577    4,211    3,973     1,746    1,593    1,494
Expected return on
 plan assets              (4,790)  (4,280)  (3,894)     (726)    (675)    (417)
Amortization of
 transition obligation        72       72       72       772      772      796
Amortization of loss
 (gain) and other            320      436      292       (78)       -      (14)
                         -------  -------  -------   -------  -------  -------
Net periodic
 benefit cost            $ 2,167  $ 2,684  $ 2,355   $ 2,710  $ 2,788  $ 2,762
                         -------  -------  -------   -------  -------  -------


A reconciliation of the Plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidated balance sheets follows:

                                              Thousands of Dollars
                                      Pension Benefits       Other Benefits
                                     ------------------    ------------------
                                       2000      1999        2000      1999
                                     --------  --------    --------  --------
Change in Benefit Obligation:
Benefit obligation at beginning
 of year                             $ 59,530  $ 64,035    $ 22,841  $ 24,248
  Service cost                          1,988     2,245         996     1,098
  Interest cost                         4,577     4,211       1,746     1,593
  Actuarial loss (gain) and other         991    (8,260)        311    (3,405)
  Benefits paid                        (3,000)   (2,701)     (1,087)     (693)
                                     --------  --------    --------  --------
Benefit obligation at end of year    $ 64,086  $ 59,530    $ 24,807  $ 22,841
                                     --------  --------    --------  --------

Change in Plan Assets:
Fair value of plan assets at
 beginning of year                   $ 53,320  $ 47,976    $  9,472  $  6,972
  Actual return on plan assets          7,261     5,541         652       392
  Employer contributions                2,503     2,504       2,933     2,801
  Benefits paid                        (3,000)   (2,701)     (1,087)     (693)
                                     --------  --------    --------  --------
Fair value of plan assets at
 end of year                         $ 60,084  $ 53,320    $ 11,970  $  9,472
                                     --------  --------    --------  --------

Funded status                        $ (4,002) $ (6,210)   $(12,837) $(13,369)
  Unrecognized prior service cost       3,082     2,930           -         -
  Unrecognized net obligation
   assets from transition                 215       287       9,261    10,033
  Unrecognized net gain
   and other                           (2,516)     (564)     (3,186)   (3,649)
                                     --------  --------    --------  --------
Accrued net benefit cost at
 end of year                         $ (3,221) $ (3,557)   $ (6,762) $ (6,985)
                                     --------  --------    --------  --------


Assumptions used in the accounting for these plans were:

                                              Thousands of Dollars
                                      Pension Benefits       Other Benefits
                                     ------------------    ------------------
                                       2000      1999        2000      1999
                                     --------  --------    --------  --------

Discount rate                          7.75%     7.75%       7.75%     7.75%
Expected return on plan assets         9.00%     9.00%       7.50%     7.50%
Rate of compensation increase          4.60%     4.60%          -         -


The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 2000, are: Medical and Drug - 5.75% in 2000 for participants age 65 or older, grading to 5.5% in 2001; and 7.0% in 2000 for participants under age 65, grading to 5.5% in 2005.
Dental - 6.75% in 2000, grading to 5.5% in 2005.

A 1% change in the assumed health care cost trend rates for SJI's postretirement health care plans in 2000 would have the following effects:

                                                      Thousands of Dollars
                                                   1% Increase     1% Decrease
                                                   -----------     -----------
Effect on the aggregate of the service
 and interest cost components                        $   404         $  (331)
Effect on the postretirement benefit obligation      $ 3,182         $(2,642)


13.  Commitments and Contingencies:

Construction and Environmental - SJI's estimated net cost of construction and environmental remediation programs for 2001 totals $58.6 million. Commitments were made regarding some of these programs.

Gas Supply Contracts - SJG, in the normal course of conducting business, has entered into long-term contracts for natural gas supplies, firm transportation and gas storage service. The earliest that any of these contracts expires is 2001. The transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.8 million per month, recovered on a current basis through the LGAC.

Pending Litigation - SJI is subject to claims arising from the ordinary course of business and other legal proceedings. In November 1999, Goldin Associates LLC, Trustee for the Power Company of America Liquidating Trust (PCA), filed a complaint in bankruptcy court against SJE seeking damages and attorneys' fees. PCA was a wholesale electricity trading company with whom SJE did business. SJE formally exited the wholesale electric business in 1999, and all activity is recorded as discontinued operations. We believe SJE acted prudently, responsibly and in accordance with contractual obligations in its transactions with PCA. However, to avoid protracted litigation, SJE recently entered into a settlement agreement in principle with PCA to resolve all issues related to this litigation. We believe the ultimate settlement agreement will not materially affect SJI's financial position, results of operations or liquidity.

Standby Letter of Credit - SJI has provided a $17 million standby letter of credit to Marina District Development Corporation in support of Marina Energy's contractual obligations to construct the thermal energy plant and to supply heat, hot water and cooling to The Borgata Resort (see note 3).

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

SJI has successfully entered into settlements with all of its historic comprehensive general liability carriers regarding the environmental remediation expenditures at the SJG sites. In addition, SJG has purchased a Cleanup Cost Cap Insurance Policy which limits the amount of remediation expenditures that SJG will be required to make at 11 of its sites. This Policy will be in force for a 25-year period at 10 sites and for a 30-year period at one site. The following future cost estimates have not been reduced by any insurance recoveries from settlements or the Cleanup Cost Cap Insurance Policy.

Since the early 1980s, SJI accrued environmental remediation costs of $123.8 million, of which $68.6 million was spent as of December 31, 2000. With the assistance of an outside consulting firm, we estimate that future costs to clean up SJG's sites will range from $51.0 million to $148.5 million. We recorded the lower end of this range as a liability. It is reflected on the 2000 consolidated balance sheet under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities (See Note 1). SJG did not adjust the accrued liability for future insurance recoveries, which we were successful in pursuing. We used these proceeds to offset related legal fees and to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site-specific requirements.

The major portion of accrued environmental costs relate to the cleanup of SJG's former gas manufacturing sites. SJG recorded $117.1 million for the remediation of these sites and spent $66.0 million through December 31, 2000.

SJG has two regulatory assets associated with environmental cost. The first asset is titled Environmental Remediation Cost: Expended - Net. These expenditures represent what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of FASB No. 71, "Accounting for the Effects of Certain Types of Regulation." The BPU allows SJG to recover expenditures through the RAC. SJG's current recovery level includes remediation costs expended through July 1998, and petitions to recover costs through July 2000 are pending (See Note 7).

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

SJG files with the BPU to recover these costs in rates through its RAC. The BPU has consistently allowed the full recovery over 7-year periods, and SJG believes this will continue. As of December 31, 2000, SJG's unamortized remediation costs of $18.5 million are reflected on the consolidated balance sheet under the caption, Regulatory and Other Non-Current Assets. Since implementing the RAC in 1992, SJG recovered $23.6 million through rates as of December 31, 2000 (See Note 7).

With Morie's sale, EMI assumed responsibility for environmental liabilities estimated between $2.8 million and $8.8 million. The information available on these sites is sufficient only to establish a range of probable liability, and no point within the range is more likely than any other. Therefore, EMI continues to accrue the lower end of the range. Changes in the accrual are included in the statements of consolidated income under the caption, Loss from Discontinued Operations - Net.

SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for SJI's site range between $0.1 million and $0.2 million, while SJF's estimated liability ranges from $1.1 million to $3.1 million for its three sites. Amounts sufficient to cover the lower ends of these ranges were recorded and are reflected on the 2000 consolidated balance sheet under Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 2000.


Management's Responsibilities for
Financial Statements

South Jersey Industries' management is responsible for the integrity and objectivity of SJI's financial statements and related disclosures. These statements and disclosures were prepared using management's best judgment and conform with accounting principles generally accepted in the United States of America.

The board of directors, acting through its audit committee, which is composed of outside directors, oversees managment's responsibilities for accounting, internal control and financial reporting. The audit committee meets periodically with managment and the internal and independent auditors to discuss auditing and financial matters, and to assure that each is carrying out its responsibilities. The internal auditors and independent auditors have access to the members of the audit committee at any time.


Quarterly Financial Data
(Unaudited)

Summarized quarterly results of SJI's operations, in thousands except for per share amounts:

                                             2000 Quarter Ended                        1999 Quarter Ended
                                  --------------------------------------     --------------------------------------
                                  March 31  June 30   Sept. 30  Dec. 31      March 31  June 30   Sept. 30  Dec. 31
                                  --------  --------  --------  --------     --------  --------  --------  --------
Operating Revenues                $167,522  $ 89,428  $ 75,808  $183,170     $146,732  $ 76,697  $ 59,750  $110,033
                                  --------  --------  --------  --------     --------  --------  --------  --------

Operating Expenses:
  Operation and Maintenance
   Including Fixed Charges         130,442    87,111    80,676   162,763      111,631    74,357    64,917    92,765
  Income Taxes                      13,626       248    (2,560)    7,344       12,701       470    (2,544)    5,801
  Energy and Other Taxes             4,383     2,078     1,700     3,452        4,497     1,872     1,531     3,237
                                  --------  --------  --------  --------     --------  --------  --------  --------

Income (Loss) from
 Continuing Operations              19,071        (9)   (4,008)    9,611       17,903        (2)   (4,154)    8,230

Discontinued Operations - Net          (90)     (127)     (110)     (154)         (64)      (59)      (37)     (129)
                                  --------  --------  --------  --------     --------  --------  --------  --------

Net Income (Loss) Applicable
 to Common Stock                  $ 18,981  $   (136) $ (4,118) $  9,457     $ 17,839  $    (61) $ (4,191) $  8,101
                                  ========  ========  ========  ========     ========  ========  ========  ========

Earnings Per Common Share
 (Based on Average
 Shares Outstanding): (1)
  Continuing Operations           $   1.69  $   0.00  $  (0.35) $   0.83     $   1.66  $   0.00  $  (0.38) $   0.74
  Discontinued Operations - Net      (0.01)    (0.01)    (0.01)    (0.01)        0.00     (0.01)     0.00     (0.01)
                                  --------  --------  --------  --------     --------  --------  --------  --------

Earnings Per Common Share         $   1.68  $  (0.01) $  (0.36) $   0.82     $   1.66  $  (0.01) $  (0.38) $   0.73
                                  ========  ========  ========  ========     ========  ========  ========  ========

Average Shares Outstanding          11,284    11,361    11,462    11,498       10,780    10,781    10,975    11,151


(1) The sum of the quarters for 2000 and 1999 does not equal the year's total due to rounding.

NOTE: Because of the seasonal nature of the business, statements for the 3-month periods are not indicative of the results for a full year.




Market Price of Common
Stock and Related Information


Quarter Ended   Market Price Per Share   Dividends Declared       Quarter Ended   Market Price Per Share   Dividends Declared
2000            High     Low             Per Share                1999            High     Low             Per Share
-------------   ------   ------          ------------------       -------------   ------   ------          ------------------
March 31        $29.63   $27.56          $0.365                   March 31        $26.69   $21.50          $0.360
June 30         $28.81   $24.50          $0.365                   June 30         $30.00   $21.63          $0.360
Sept. 30        $29.25   $26.06          $0.365                   Sept. 30        $30.75   $26.06          $0.360
Dec. 31         $30.13   $28.25          $0.365                   Dec. 31         $30.25   $25.50          $0.360



These quotations are based on the list of composite transactions of the New York Stock Exchange. Our stock is traded on the New York Stock Exchange under the symbol SJI. We have declared and expect to continue to declare regular quarterly cash dividends. As of December 29, 2000, the latest available date, our stock records indicate that there were 9,076 shareholders.



South Jersey Gas Company
Comparative Operating Statistics


                                             2000        1999        1998        1997        1996
                                           ---------   ---------   ---------   ---------   ---------
Operating Revenues (Thousands):
  Firm
    Residential                            $ 172,418   $ 152,946   $ 147,274   $ 176,717   $ 177,673
    Commercial                                49,669      35,064      36,328      60,418      70,755
    Industrial                                 5,265       4,879       4,175       5,535       7,540
    Cogeneration & Electric Generation        11,016       8,496       8,119       5,249      16,173
    Firm Transportation                       38,213      33,125      24,893      15,966      10,473
                                           ---------   ---------   ---------   ---------   ---------
      Total Firm Revenues                    276,581     234,510     220,789     263,885     282,614

  Interruptible                                1,645       1,645       2,506       6,085       7,256
  Interruptible Transportation                 1,531       1,724       2,598       3,507       2,630
  Off-System                                 160,208     104,142      62,578      39,403      28,236
  Capacity Release & Storage                   4,411       4,193       6,031       8,533       4,349
  Other                                        2,522       4,707       4,568       6,135       5,249
  Intercompany Sales                         (14,612)     (5,211)     (1,032)        (71)     (1,039)
                                           ---------   ---------   ---------   ---------   ---------
      Total Operating Revenues             $ 432,286   $ 345,710   $ 298,038   $ 327,477   $ 329,295
                                           =========   =========   =========   =========   =========

Throughput (MMcf):
  Firm
    Residential                               19,124      17,741      16,979      19,955      21,699
    Commercial                                 6,191       4,634       4,826       8,067      10,117
    Industrial                                   282         246         348         733       1,238
    Cogeneration & Electric Generation         2,046       2,316       2,373       1,230       5,180
    Firm Transportation                       26,114      25,143      22,336      20,196      12,969
                                           ---------   ---------   ---------   ---------   ---------
      Total Firm Throughput                   53,757      50,080      46,862      50,181      51,203
                                           ---------   ---------   ---------   ---------   ---------

  Interruptible                                  207         383         694       1,345       1,618
  Interruptible Transportation                 3,022       3,628       6,049       7,586       5,422
  Off-System                                  38,097      42,480      26,916      14,462       8,571
  Capacity Release & Storage                  37,445      29,247      27,319      36,382      25,460
                                           ---------   ---------   ---------   ---------   ---------
      Total Throughput                       132,528     125,818     107,840     109,956      92,274
                                           =========   =========   =========   =========   =========

Number of Customers at Year End:
  Residential                                261,621     254,601     248,210     242,132     236,008
  Commercial                                  19,319      18,894      18,457      18,037      17,469
  Industrial                                     410         404         398         398         397
                                           ---------   ---------   ---------   ---------   ---------
      Total Customers                        281,350     273,899     267,065     260,567     253,874
                                           =========   =========   =========   =========   =========

Maximum Daily Sendout (MMcf)                     375         324         314         355         325
                                           =========   =========   =========   =========   =========

Annual Degree Days                             4,942       4,468       4,110       4,829       5,175
                                           =========   =========   =========   =========   =========

Normal Degree Days *                           4,639       4,664       4,708       4,728       4,689
                                           =========   =========   =========   =========   =========



* Average degree days recorded in SJG's service territory during 20-year period ended June 30 of prior year.


South Jersey Industries
Board of Directors

Shirli M. Billings, Ph.D.
Director since 1983, Age 60  1, 4, 5*
President, Leadership Learning Academy,
Lakeland, Fla.

Charles Biscieglia
Director since 1998, Age 56  3+, 4*, 5+
Chairman, President and CEO of
South Jersey Industries and
President and CEO of South Jersey Gas

Keith S. Campbell
Director since 2000, Age 46  3, 5
Chairman, Mannington Mills, Salem, N.J.

Sheila Hartnett-Devlin
Director since 1999, Age 42   1, 2
Executive Vice President of Fiduciary Trust Company
International, New York, N.Y.

Richard L. Dunham
Director since 1984, Age 71   2, 4, 5
Former Chairman of the Board, now retired
Former Chairman of the Federal Power
Commission (now the Federal Energy Regulatory
Commission), Washington, D.C.

W. Cary Edwards
Director from April 1990 to January 1993
and September 1993 to present, Age 56    2, 3, 4
Managing Partner, law firm of Edwards & Caldwell,
Hawthorne, N.J.

Thomas L. Glenn, Jr.
Director since 1986, Age 66  1, 3*, 4
Chairman, Glenn Insurance, Inc., Absecon, N.J.

Herman D. James, Ph.D.
Director since 1990, Age 57  1*, 2, 5
Distinguished Professor, Rowan University

Clarence D. McCormick
Director since 1979, Age 71  2*, 4, 5
Retired Chairman and CEO of
The Farmers and Merchants National Bank
of Bridgeton, N.J. and
Retired Chairman and President of Southern Jersey
Bancorp of Delaware, Bridgeton, N.J.

Frederick R. Raring
Director since 1995, Age 63  1, 3, 5
President, Seashore Supply Company, Atlantic City, N.J.

1       Audit Committee
2       Compensation/Pension Committee
3       Environmental Committee
4       Executive Committee
5       Nominating Committee
*       Committee Chair
+       Ex Officio



South Jersey Industries
Officers

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

1 South Jersey Plaza
Folsom, NJ 08037-9917
(609) 561-9000
TDD only 1-800-547-9085
www.sjindustries.com


Transfer Agent and Registrar

First Union National Bank
Corporate Trust Client Services NC 1153
1525 West W. T. Harris Blvd. 3C3
Charlotte, NC 28288-1153


Dividend, Dividend Reinvestment and Other Shareholder Inquiries

South Jersey Industries
Shareholder Records Department
Call toll-free: 1-888-SJI-3100


Investor Relations
Stephen H. Clark, Director
609-561-9000 ext. 4260
sclark@sjindustries.com



Dividend Reinvestment Plan
SJI's Dividend Reinvestment Plan provides record shareholders of SJI's common stock with a way to increase their investment in the company without payment of any brokerage commission or service charge.

Shareholders participating in the Plan may purchase shares of common stock by the automatic reinvestment of dividends. The Plan is now available to any person who, upon enrollment, agrees to become a shareholder by purchasing at least $100 of SJI common stock. Optional purchases are permitted each quarter up to a maximum of $100,000 in any calendar year as prescribed in the Plan.


Shares of common stock offered through the Plan are newly issued or treasury common stock that the Plan acquires directly from SJI currently at a 2 percent discount. The price will be 98 percent of the average of the high and low sale prices for SJI's common stock for each of the last 12 days the common stock was traded prior to the purchase date, as published in The Wall Street Journal. The offer and sale of shares under the Plan will be made only through a Prospectus, obtainable by contacting the Shareholder Records Department.



Direct Deposit of Dividends (Electronic Funds Transfer)

Stockholders of record can have immediate access to dividend funds. Your dividend funds can be deposited directly into your checking or savings account. Confirmation of dividend receipts will appear on your monthly bank statements.



Annual Meeting Information
The Annual Meeting of Shareholders will be held Thursday, April 19, 2001 at 10 a.m. at Renault Winery, 72 North Bremen Avenue, Egg Harbor/Galloway, NJ.



South Jersey Industries stock is traded on the New York Stock Exchange under the trading symbol SJI. The information contained herein is not given in connection with any sale or offer of, or solicitation of an offer to buy, any securities.