Form 10-K, Exhibit 13
period 2001-12-31
SOUTH JERSEY INDUSTRIES INC
filed 2002-03-28
CIK 91928

Exhibit 13
                                                                     ----------






                            South Jersey Industries

                       2001 Annual Report to Shareholders

                       ----------------------------------

                                     Safe.
                                Strong.
                                     Dependable.

                                  Rock Solid.

                       ----------------------------------




                                          South Jersey Industries
                                             "Where we put all of our energy"


                                - Front Cover -



Company Profile.

     South Jersey Industries (NYSE: SJI) is an energy services holding company for South Jersey Gas, South Jersey Energy, South Jersey Resources Group, LLC and Marina Energy LLC. South Jersey Gas provides natural gas utility service to residential, commercial and industrial customers in the seven southern counties of New Jersey. The company also sells natural gas to wholesale customers in the interstate market. SJG provides HVAC and appliance repair service and warranty programs. South Jersey Energy is a licensed, deregulated energy supplier for residential, commercial and industrial customers; provides energy consultation services to help commercial and industrial facilities reduce their overall energy costs; and provides companies with a real-time environmental air monitoring system used during environmental clean ups. South Jersey Resources Group provides wholesale natural gas trading, sales, storage management, peaking services, transportation capacity and natural gas portfolio management. Marina Energy develops energy-related projects in New Jersey. Currently, the company is constructing a $50 million thermal energy plant in Atlantic City, N.J. to serve the needs of new casino expansion projects.

To learn more about SJI and its subsidiaries, please visit www.sjindustries.com.


                               Table of Contents

        Financial Highlights . . . . . . . . . . . . . . . . . . . . 1

        Chairman's Letter to Shareholders . . . . . . . . . . . . . .2

        Management's Discussion . . . . . . . . . . . . . . . . . . .12

        Consolidated Financial Statements . . . . . . . . . . . . . .16

        Notes to Consolidated Financial Statements . . . . . . . . . 20

        Quarterly Financial Data . . . . . . . . . . . . . . . . . . 26

        Comparative Operating Statistics . . . . . . . . . . . . . . 27

        SJI Directors and Officers . . . . . . . . . . . . . . . . . 28




SJI Corporate Headquarters
1 South Jersey Plaza
Folsom, NJ  08037-9917
609-561-9000
TDD only 1-800-547-9085
www.sjindustries.com

Transfer Agent and Registrar
First Union National Bank
Corporate Trust Client Services NC 1153
1525 West W. T. Harris Blvd. 3C3
Charlotte, NC  28288-1153

Dividend, Dividend Reinvestment and Other Shareholder Inquiries
South Jersey Industries
Shareholder Records Department
Call toll-free: 1-888-SJI-3100
E-mail: sharehld@sjindustries.com

Investor Relations
Stephen H. Clark, Director
609-561-9000 ext. 4260
sclark@sjindustries.com

Annual Meeting Information
The Annual Meeting of Shareholders will be held Thursday, April 18, 2002 at 10:00 a.m. at Renault Winery, 72 North Bremen Avenue, Egg Harbor/Galloway, N.J.


                             - Inside Front Cover -


2001 HIGHLIGHTS
Five-Year Summary of Selected Financial Data
(In Thousands Where Applicable)

                                                                            South Jersey Industries, Inc. and Subsidiaries
                                                                                         Year Ended December 31,

                                                                       2001         2000         1999         1998         1997
                                                                     ---------    ---------    ---------    ---------    ---------
Operating Results:
  Operating Revenues                                                 $ 837,341    $ 513,947    $ 391,078    $ 331,317    $ 348,160

  Operating Income                                                   $  69,061    $  66,482    $  61,559    $  46,958    $  49,871

  Income Applicable to Common Stock:
    Continuing Operations                                            $  26,869    $  24,741    $  21,962    $  13,506    $  18,460
    Discontinued Operations - Net (1)                                     (455)        (557)        (274)      (2,520)      (2,664)
    Cumulative Effect of a Change in Accounting Principle - Net            148            -            -            -            -

      Net Income Applicable to Common Stock                          $  26,562    $  24,184    $  21,688    $  10,986    $  15,796

Total Assets                                                         $ 987,845    $ 869,979    $ 766,925    $ 748,095    $ 670,601

Capitalization:
  Common Equity                                                      $ 220,286    $ 201,739    $ 185,275    $ 169,234    $ 173,499
  Preferred Stock and Securities of Subsidiary                          36,690       36,804       37,044       37,134       37,224
  Long-Term Debt                                                       259,247      204,981      183,561      194,710      176,360

      Total Capitalization                                           $ 516,223    $ 443,524    $ 405,880    $ 401,078    $ 387,083

Ratio of Operating Income to Fixed Charges                                 2.9          2.7          2.6          2.1          2.5

Earnings Applicable to Common Stock (Based on Average Shares):
  Continuing Operations                                              $    2.29    $    2.17    $    2.01    $    1.25    $    1.72
  Discontinued Operations - Net (1)                                      (0.03)       (0.05)       (0.02)       (0.23)       (0.25)
  Cumulative Effect of a Change in Accounting Principle - Net             0.01            -            -            -            -

      Earnings per Common Share                                      $    2.27    $    2.12    $    1.99    $    1.02    $    1.47

Return on Average Common Equity (2)                                       12.7%        12.8%        12.4%         7.9%        10.7%

Share Data:
  Number of Shareholders of Record                                         8.7          9.1          9.7         10.4         11.4
  Average Common Shares                                                 11,716       11,401       10,922       10,776       10,763
  Common Shares Outstanding at Year End                                 11,861       11,500       11,152       10,779       10,771
  Dividend Reinvestment Plan:
    Number of Shareholders                                                 5.0          5.0          5.4          5.5          6.0
    Number of Participating Shares                                       1,280        1,273        2,518        1,371        1,440
  Book Value at Year End                                             $   18.57    $   17.54    $   16.61    $   15.70    $   16.11
  Dividends Declared                                                 $    1.48    $    1.46    $    1.44    $    1.44    $    1.44
  Market Price at Year End                                           $   32.60    $   29.75    $   28.44    $   26.19    $   30.31
  Dividend Payout:
    From Continuing Operations                                            63.9%        66.6%        71.0%       114.9%        83.9%
    From Total Net Income                                                 64.6%        68.1%        71.9%       141.2%        98.1%
  Market-to-Book                                                           1.8          1.7          1.7          1.7          1.9
  Price Earnings Ratio (2)                                                14.2         13.7         14.1         20.9         17.7

(1)  Represents discontinued business segments: merchandising operations discontinued in 2001, wholesale electric operations discontinued in 1999, construction operations sold in 1997, sand mining and distribution operations sold in 1996 and fuel oil operations with related environmental liabilities in 1986 (See Note 3 to Consolidated Financial Statements).
(2)  Calculated based on Income from Continuing Operations.

Safe. Strong. Dependable.


Dear Shareholders,

     We're very pleased to announce that our company, South Jersey Industries, reached an important milestone that few companies have achieved. In 2001, we marked our 50th consecutive year of paying dividends either in cash or in stock. Thanks to hard work and adherence to our strategy, shareholders enjoyed a total return on their investment of almost 15 percent this year, including dividends and appreciation.

     SJI achieved record net income and earnings per share from continuing operations for the third consecutive year. Consolidated net income from continuing operations reached $26.9 million compared with $24.7 million in 2000, nearly a 9 percent increase. Earnings per share from continuing operations rose to $2.29 from $2.17 in 2000. In 1998, we set a goal to exceed the projected 5-6 percent industry annual growth predictions and we're proud to have achieved that goal in each of the past three years.

     While South Jersey Gas' results were slightly lower than last year, the earnings consistency of our regulated distribution operations offers a solid platform for SJI's earnings year after year. Despite November and December of 2001 being about 18 percent warmer than normal, the Temperature Adjustment Clause helped to stabilize earnings and insulate the company from the full impact of warmer weather.

     In 2001, outstanding performance by our non-regulated companies exceeded our earnings expectations by 58 percent and contributed 20 percent to SJI's bottom line. The non-regulated companies under the SJI umbrella generated higher profits with the largest earnings contributions coming from South Jersey Energy and South Jersey Resources Group, LLC. Energy services and wholesale and retail gas marketing activities, as well as other diversified energy projects, kept us at the forefront as a valued energy partner to the region's key businesses and industries.

SJI -- Safe, Strong, Dependable.

     In a year in which our country experienced one of history's worst national tragedies, pushing a faltering domestic economy into recession, many companies and entire industries reported depressed earnings and lower market values for their common stock. As stock prices spiraled downward, SJI stock rose to $32.60 at year end, compared with $29.75 at year end 2000. As interest rates rapidly declined, we continued to be a preferred investment for shareholders seeking stable income with an element of proven and consistent growth. For the 5-year period ending 2001, SJI produced compounded annual growth of 11.8 percent, beating the Standard & Poor's 500 Index of 10.7 percent and the 7.7 percent reported for S&P's Utility Index. In a market which severely tested investor resolve and the underlying strength of even the most respected blue chip corporations, SJI proved to be an investment you can count on.

     For us, success in growing earnings is linked to the way we mix and balance our investments in traditional and nontraditional market opportunities. Many of you invest in SJI for its regulated utility component and through SJG this stable low risk source of earnings continues to provide the lion's share of SJI's bottom line. But in recent years, we've also demonstrated an ability to deliver added shareholder value by engaging in moderate risk, growth-oriented opportunities within our region and in our field of recognized expertise -- energy. In 1999, our non-regulated companies' contribution to earnings totaled about 5 percent. At the close of 2001, that contribution reached 20 percent, far surpassing our expectations.

     Assessing our approach, A.G. Edwards said, "We must credit SJI management for doing a fine job of planning and executing a solid growth strategy based on optimizing a fast growing utility growth market while profitably growing modest non-regulated contributions."

A Rock Solid Future for SJG

     For South Jersey Gas, 2001 marked a year of strategic development -- both internally and externally. We added customers, expanded services, identified new markets and strengthened business resources and infrastructure. SJG is ready for continued growth in 2002 and beyond.

     At SJI, our utility remains the cornerstone of our corporation. Built on a foundation of "people first and foremost," SJG's long-standing commitment to delivery of safe, reliable natural gas has resulted in strong allegiances with our residential, commercial and industrial customers. The specific needs of those customers may be satisfied through our wholesale gas business segment, through customer-oriented partnerships or by our appliance repair service team.

     Representing 80 percent of SJI's earnings, SJG services a geographic area which continues to see extraordinary growth fueled by Atlantic City's casino industry. A catalyst for employment, housing, ancillary business growth and incubator commercial ventures, the casino industry in Atlantic City posted 2001 revenues which exceeded those of its Las Vegas counterpart. In one of the most difficult years for tourism in the last half century, for the 23rd consecutive year the city's casinos still managed an increase in earnings. With the new Borgata resort and several casino expansion projects well underway, New Jersey's gaming industry will continue to stimulate development and growth in the southern counties for the foreseeable future. For SJG, this service area provides the kind of potential envied by many other utilities around the nation.

     The ongoing construction of new homes in the eastern corridor of SJG's service territory means new natural gas customers. The National Association of Home Builders reported that, nationwide, 2001 construction permits were 20 percent higher than the prior year. That report accurately depicts the housing market trend in southern New Jersey. Housing starts in Atlantic County's Townships of Galloway, Egg Harbor and Hamilton increased by a healthy 37 percent in 2001. Population growth in Cape May County, especially in the mainland areas of Middle, Upper and Dennis Townships, bodes well for the future of the distribution and appliance service business segments. In the western portion of our service area, Gloucester and Salem counties had a residential housing increase of nearly 17 percent over 2000.

     In 2001, SJG added 6,658 customers, a growth rate of 2.4 percent which exceeds the industry average. Although 2001 was largely marked by unfavorable economic indicators, SJG's conversion rates were only slightly less than last year. Conversions in 2001 totaled 1,861 compared with 2,128 in 2000. Moreover, we exceeded our expectations for new commercial sales volumes adding approximately 766,000 decatherms to annual throughput.

     New home and conversion customers increased SJG's customer base to 288,008 at year end. Through extensive reorganization and operational redesign, we're better positioned to capture a greater share of this market and have targeted 3,500 new conversion customers for 2002.

     With the expected residential growth in the service territory in 2002, we've likewise projected increased growth in the commercial sector. Already, the construction of residential housing near major highways has prompted the development of many new commercial enterprises serving those consumers.

     Our 2002 forecast for both large commercial and industrial markets predicts moderate but steady growth. Over the past three to five years, we've successfully maintained a high market share and increased sales by adding new customers as they were identified. Having reached a high level of saturation in these markets, SJG's ability to grow sales here will be directly correlated to the growth in these markets themselves. In 2002 and beyond, we do expect to see additional revenues from the adaptation of newer technologies such as desiccant cooling, natural gas vehicles, cogeneration and fuel cells.

Customer Focused.

     Looking ahead to the region's future energy requirements, we expect electric generation and cogeneration to play important roles in meeting those needs and natural gas to be the fuel of choice for all future generation projects. By mid-2002, one large client should be up and operating an 8.5 megawatt plant using natural gas supplied by us. This plant and others like it in various stages of planning and design will have a positive, recurring impact on revenues and earnings.

     With a rock solid base of long-term customers and a history of steady growth and dependability, SJG's role as SJI's foundation for the future is well secured.

Proactive Sales Force

     To better capitalize on known opportunities in our service area, we've reengineered SJG's sales function with help from an outside firm specializing in sales organizations. This extensive 8-month effort, which involved many disciplines from within the company, was finalized and fully implemented in January 2002. First, we'll become more assertive in securing new customers by tying pay to bottom line results, appropriately incenting our new sales force.

     Next, we streamlined the process itself. We now target a 2-week period between the customer's initial request for gas service and final installation. That's an 8-week reduction from the sale-to-delivery timeline under the old process. Eliminating steps from the former process will improve our ability to serve customers without negatively impacting operations.

     Lastly, we automated the sale-to-delivery process ensuring efficiency and improving customer responsiveness. Customized software, designed specifically to meet the needs of SJG's sales operations, will enable us to eliminate time-consuming and duplicative processes and accelerate an informed decision-making process.

     This initiative has allowed us to confidently increase our sales projections from new and conversion customers, thereby providing a valuable, near-term return on the resources invested.

Wholesale Gas Sales

     A strong contributor to SJG's success, our wholesale gas marketing operation exceeded management's expectations by reporting significant growth in 2001. Since its inception in 1993, the off-system sales division, which manages our pipeline assets and storage capacity, has consistently produced high returns at low levels of risk for investors. Taking advantage of market price fluctuations and skillfully managing the accumulated energy assets at their disposal, our expert traders pursue and capitalize on available opportunities in the wholesale marketplace. In 2001, we executed profitable transactions which produced pre-tax, pre-sharing earnings of $19.8 million, a 22 percent increase over the prior year's results.

Powerful Partnerships

     An excellent example of a low-risk, high-return opportunity is SJI's joint venture with Conectiv Solutions, LLC -- Millennium Account Services, LLC. 2001 marked the third straight year of improved profitability for the company with the partners sharing pre-tax earnings of $1.1 million.

     For SJG, one of Millennium's utility customers, attention to quality control this year paid off in outstanding results for the utility. Millennium earned performance bonuses from the utility by producing meter read rates among the highest ever recorded for SJG. Moreover, since it's inception in January 1999, SJG saved over $1 million in operational costs while improving service to our customers. To ensure that customers continue receiving the highest quality service, we will upgrade our meter reading technology in early 2002 with innovative Itron hardware and software.

     To support that investment, Millennium recently negotiated new 5-year agreements with its customers. By improving our efficiency, we were able to offer customers extraordinarily attractive rates while ensuring our long-term revenue stream. Building on our recent successes with business partners, SJI allied itself with Measurement Solutions International - Northeast, LLC for metering and measurement services. Our partnership with MSI-NE financially benefits us on two levels. First, as a customer, SJG realizes a cost savings from having MSI-NE provide measurement and metering services to us. Their size, experience and scope allow them to better manage and deliver shop, sampling and analysis services as well as optimize purchasing and inventory functions.

     Secondly, as a minority equity partner in MSI-NE, SJI has a vested interest in the operation's profitability. Over time, we believe this partnership with MSI-NE will prove to be the kind of win-win relationship we strive to achieve.

Customized Appliance Repair Services

     For over 50 years, South Jersey homeowners have relied on SJG to keep their household appliances operating safely and efficiently. Continued demand for our expert appliance repair services translates into additional profitability for SJG. As the needs of our customers change and the demand for specialized services grows, we modify and revamp our offers and operations to keep pace. By recognizing customers' needs and responding to their wishes, we improve customer satisfaction, increase our own productivity and create the conditions necessary to improve this business line's earnings.

     This attention to the consumer gained us a larger share of the appliance service warranty market. In 2001, we added 2,083 new Service Sentry warranty customers. To remain competitive, we've diversified product lines, centralized our parts distribution and inventory function and created a separate call center and dispatch service to better meet the needs of consumers.

     A strong 2002 for this business segment is predicted. Using advanced research data, we developed a marketing strategy targeted to cross-sell appliance repair services with other complementary services to residential customers. We've identified and segmented customer groups with a higher propensity to purchase these services and designed a series of direct mail campaigns specifically for this audience. We forecast a high rate of response to these targeted initiatives.

Consumer Confidence and Satisfaction

     Keeping consumer confidence and satisfaction at the forefront of our corporate thinking, we implemented several initiatives in our Customer Care Center during the past two years to better assist those who rely upon us for prompt, reliable gas service.

     Through collective bargaining in 2000, we negotiated a part-time employment agreement with the collective bargaining agent enabling CCC to expand available resources in a cost-efficient manner. Next, we extended CCC's hours of operation to better serve our growing customer base. Lastly, we added new menu options to more efficiently direct incoming telephone calls and reduce wait times.

     Additional initiatives are slated for 2002 to further advance our level of customer service. One initiative is the outsourcing of our collections department. This initiative will help us improve our response time as we'll reassign collection representatives to the customer service function. Operating efficiencies will result and customers' needs will be better attended. A second initiative calls for an interactive telephone voice response system and expanded website capabilities that allow for around-the-clock self-service for our customers' convenience. Finally, we'll conduct a comprehensive study of our consumers to determine the level of service they anticipate so that future initiatives will be guided by customer expectations.

Innovative.

Non-Regulated Companies -- A Piece Of The Rock

     Energy industry restructuring has provided a myriad of opportunities for SJI's non-regulated companies for a number of years and will continue to do so. Creating market opportunities and capitalizing on them, South Jersey Energy, Marina Energy LLC and South Jersey Resources Group, LLC have greatly enhanced SJI's ability to provide greater value to shareholders. Wherever possible, our companies employ a team approach to fill the needs of all types of consumers in the southern New Jersey region from individual homeowners to large businesses.

Comprehensive Energy Solutions

     The energy industry has become more challenging and complex with each passing year. We see more companies, even entire industries, seeking outside specialists to address their evolving energy needs. Our holistic approach to energy management coupled with our expertise and reputation puts SJI in a unique position to fill this demand in our region.

     The recent trend of companies seeking a comprehensive solution for their energy needs bodes well for SJI. We're ready, willing and able to provide customers with the level of service they want and need. If needed, we can completely manage all aspects of a business' energy activities. Customers find this appealing because many lack the time and staff to effectively manage the related energy functions. Importantly, engaging SJI as their energy partner helps clients dedicate their time and talents to their core business activities. This improves their profitability while we deliver the best energy solutions and value to them.

     This customer-focused strategy and the results we've delivered for customers have propelled SJI to the forefront of the energy industry in southern New Jersey and set us apart from our competition. It involves a noteworthy shift away from the traditional one-size-fits-all utility approach to a mindset where individual customer needs and the desire for a long-term partnership drives each proposal. We have the talent, the relationships, strategic partners and an unwavering commitment to our region's customers. Other energy providers would be hard pressed to duplicate what we've created.

     Many examples exist of the success SJI has enjoyed from our energy management strategy. What follows is an overview of some key projects that demonstrate that strategy at work.

Marina Energy Groundbreaking

     No project better illustrates our corporate philosophy of teamwork than the Marina Energy Thermal project. In mid-October, we officially broke ground on the thermal facility, located in Atlantic City's burgeoning Renaissance Pointe area. A new $50 million plant will soon provide hot and chilled water necessary for all of The Borgata Resort's heating, cooling and domestic hot water needs. The project requires the involvement of three wholly-owned SJI subsidiaries and creates multiple income streams for decades to come. The new facility will use natural gas supplied by SJE and delivered by SJG. Marina Energy, who will own and operate the plant, was also awarded a 20-year contract to supply the casino resort's electricity.

     In September 2001, Marina Energy issued $29 million of taxable and tax-exempt bonds through the New Jersey Economic Development Authority. The interest rate environment has resulted in financing costs substantially below initial projections. Through timely financing, we were able to improve the economics of a project that already offered an attractive return.

     Revenue from the project will total hundreds of millions of dollars over the contract term. More importantly, this project will generate positive income for SJI in 2003, its first year of operation.

     We anticipate significant additional business as further development plans for the marina district materialize, providing our companies with viable prospects for the future.

     The Borgata contract and others like it support our financial objective for 2003 and thereafter, with non-regulated businesses generating at least 20 percent of SJI's earnings.

     The 26,000 square-foot Marina Thermal facility project and the contract with The Borgata illustrate another significant element of our corporate philosophy -- building strong and enduring relationships with business allies, customers and the communities where we live and work. We're all very excited about the bricks and mortar and the technology we'll employ to ensure the highest quality of service at the facility. But for SJI, the greatest value comes in the partnership we've built with the fine people at The Borgata and the relationships we hope to build with those that will help further develop the Renaissance Pointe area in the years ahead.

     Kevin Sullivan, vice president of planning and project manager for The Borgata, expressed his feelings about SJI's energy management philosophy. "We thought it was best to pick one experienced company to provide all of our energy. It allows us to focus on what we know best, which is providing an entertaining gaming and hotel experience. We don't have to worry about the energy at all."

     Are there opportunities beyond the gaming industry for projects of this magnitude? We believe there are. As business and industry continue to expand in our region, the benefits of centralized services with a single energy partner should become apparent. One solution is to optimize a core energy facility like the Marina Thermal project by having it serve the energy needs of several large customers. Developers are beginning to understand that an off-site plant can result in a much more efficient use of space and business capital. Relying on SJI as their energy expert can help large customers mitigate their financial exposure in a volatile energy market and maximize the efficiency of the energy they use regardless of market conditions. This approach can relieve clients of significant and complex tasks, allowing customers to concentrate on their core businesses.

Solutions Oriented.

Energy Management at Work

     A cooler Sands Casino Hotel was made possible thanks to major energy improvements by SJE. This project demonstrates our span of capabilities and comprehensive approach to energy management. We're completing an overhaul of the Sands' cooling units and internal lighting systems by replacing them with new, high-efficiency units. As a result, the resort improves its bottom line, reduces its energy demand and decreases harmful emissions to the environment.

     The project called for SJE to replace three 600-ton chillers and three cooling towers, upgrade the hotel's domestic hot water system and replace or retrofit approximately 10,000 lighting fixtures. Through these energy efficiency improvements, the Sands saves about $680,000 a year in energy costs while reducing emissions contributing to acid rain, smog and greenhouse gases by an estimated 72 million pounds.

     With energy representing a significant cost of doing business, enterprises like the Sands are looking for ways to reduce or control both their energy bills and related equipment costs. By assessing various alternative approaches to achieve those ends, a combination of actions produced a single creative solution for this casino operator.

Natural Gas Sales -- Commercial/Industrial

     Following a competitive bidding process, SJE was awarded a 2-year contract by the State of New Jersey to supply natural gas for government facilities statewide. We will supply firm and interruptible natural gas for state government and state-affiliated agencies, such as hospitals, transit facilities and prisons. This contract, our largest to date, will generate $20 million in revenue.

     The fact that we've been awarded such a large statewide contract is an indication of our reputation for reliability and service quality. Moreover, it marks a tremendous growth opportunity as we partner with our home state. This contract is just the latest good news for SJE. We were also the successful bidder for several other energy supplier contracts in the second half of the year. These contracts and others like it help SJE and SJI achieve our financial objectives as we build upon each success and add to a stable foundation of customers and partners.

Residential Natural Gas Sales

     Through New Jersey Energy Choice, we market natural gas supplies to residential customers at a savings versus the utility's price-to-compare. To maximize opportunities in New Jersey's deregulated residential market, SJE created the Community Rewards Program which teams SJE with community organizations.

     Benefits are threefold as customers win with lower natural gas bills, community organizations win by earning money to support their projects and SJE wins by adding a profitable retail customer at a reasonable acquisition cost.

     For the customer, the process is seamless with SJE providing the natural gas and SJG continuing to deliver the gas to the premises. The customer continues to receive one monthly bill and write one check for all services rendered.

     After a hiatus in 2000, when market prices were significantly higher than the utility's regulated rate, SJE's return to the burgeoning residential natural gas market has been very successful. On the strength of the Community Rewards Program and other marketing efforts, we've built a residential customer base of over 32,000. Each new customer added has a direct and positive impact on our bottom line and we're just beginning to tap the potential of over 268,000 residential gas customers living in the southern part of our state.

SJE's Future Growth

     SJE's strategy of comprehensive, team-oriented energy solutions, along with our geographic location, provides us with a powerful platform for growth with housing and attendant retail commercial development remaining strong.

     Atlantic City, already a prime area for SJE's commercial ventures, is within driving distance for over 30 million adults. According to the Atlantic City Convention and Visitor's Bureau, over 33 million people visited the city in 2000. Atlantic City's market extends 200 miles and encompasses some of the nation's major metropolitan areas, including New York City, Philadelphia, Baltimore and Washington D.C. The entertainment and gaming industry is expected to grow in Atlantic City, particularly in the Renaissance Pointe area, which will clearly mean additional opportunities for us.

     Approximately 18 million people live within a 150-mile radius of our Folsom, N.J. headquarters. We've selectively set our sights beyond southern New Jersey into neighboring Pennsylvania. The Pennsylvania Public Utility Commission has granted us license to provide retail electricity throughout the Commonwealth. Deregulation, a large population and the presence of the Pennsylvania, New Jersey, Maryland Interconnection combine to make our expansion into the area favorable at this time.

Wholesale Gas Marketing

     Stepping beyond New Jersey's borders, SJI's wholesale natural gas marketing arm, South Jersey Resources Group serves a growing number of customers in the northeast and mid-Atlantic regions. Operating under stringent guidelines to manage associated risks, SJRG produced excellent results in 2001. Through effective management of its gas portfolio, SJRG far exceeded management's expectations in 2001 by contributing nearly $2.8 million to SJI's bottom line.

Rock Solid.

A Commitment to Community

     Strong companies need strong communities to thrive. Not suprisingly, community service has been an integral part of our history and mission for over 90 years. Through our community service initiatives, we work to improve the social and economic well-being of our region which has a direct impact on the quality of life in our area.

     Our role as a community partner takes many forms. We provide financial support to a large number of charitable, social, educational and business organizations. We serve as volunteers, often in leadership roles on boards and committees, other times in direct service to those in need.

     Throughout the years, we've encouraged and supported community involvement by our employees who, today, take part in over 200 community groups from planning boards to youth athletic clubs. One partnership of which we're particularly proud is our employees' long history of generous support for the United Way agencies in southern New Jersey. This year, I had the honor of serving as Campaign Chair of the United Way of Atlantic County. It was very gratifying to know that I represented SJI employees, for whom community service is a way of life, not just something that they do in their spare time.

     We're also especially proud of our employees' quick response to the September 11th tragedy. Through their efforts, thousands of dollars were donated and much needed supplies provided to the relief effort. Additionally, they conducted fundraisers and organized events to aid victims' families.

     A culture and tradition of community involvement culminated in SJI winning The Press of Atlantic City's Bailey Award in 2001. Named for George Bailey, the central character of the classic Christmas movie "It's a Wonderful Life," the award is presented annually by The Press to a local business that contributes generously to the community. We were honored and humbled to receive this prestigious award. This recognition is truly a tribute to our selfless employees who work hard not only at their jobs, but at helping others.

A Unified Vision

     Over the years, SJI has experienced success and faced difficult challenges. While we're proud of our accomplishments, we also recognize that the path to future success will be paved with change. Shareholders will continue to expect improving financial results and customers will demand higher levels of service. We intend to meet those challenges. In doing so, we'll concentrate on improving our productivity and testing our business creativity each and every day. At SJI, we know that each of us must make adjustments in the way we work, the way we think and the methods we employ if our company is to continue to prosper in a complex and changing business environment. To help us maintain and advance our competitive position and create the agility needed to meet aggressive business objectives, we recently began a culture change initiative by retaining a change-management firm to assist us in the effort.

     With The Davies Consulting Group facilitating the process, we've gathered employee perspectives and created a team to lead the company toward a collectively defined vision of the SJI of tomorrow. Made up of employees from all levels of the company, union leaders and senior management, these dedicated men and women have defined the characteristics needed to create the desired corporate culture and developed a unified vision for the years ahead. We've already met with our 650 SJI employees in small groups to share our plans, solicit their input and ideas and give them a sense as to how we'll proceed. In 2002, we'll create a plan of action and move forward.

     As we grow and change, we look forward to becoming an even stronger company that you as shareholders and every other key stakeholder can count on. SJI will always strive to be best-in-class as a reliable investment, energy partner and corporate citizen.

     We greatly appreciate your support and would like to acknowledge two important individuals who played key roles in our success and who will be leaving those roles in 2002. Richard L. Dunham has served as a director since 1984. In 1998, during an important period of transition for SJI, at the request of the Board of Directors, Dick stepped out of retirement and into service as Chief Executive Officer. His leadership, guidance and friendship will long be remembered by his fellow Board members and the company's senior management. George L. Baulig, SJI's vice president and corporate secretary, will be retiring in 2002. Starting as an operations clerk in 1960, George has dedicated nearly 42 years to ensuring the success of our company. While these gentlemen are retiring from active service, they will always remain a part of the SJI family. We appreciate their unwavering commitment to the growth and prosperity of our company and wish them well in the years ahead.

     As always, we thank you for your continued support and for sharing our vision of a rock solid future.

Sincerely,
Charles Biscieglia
Chairman, President and CEO
South Jersey Industries
February 13, 2002

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations


     Overview -- South Jersey Industries, Inc. (SJI) is an energy services holding company that provides a variety of products and services through the following wholly owned subsidiaries:

     South Jersey Gas Company (SJG) is a regulated natural gas utility. SJG distributed natural gas in the seven southernmost counties of New Jersey to 288,008 customers at December 31, 2001 compared with 281,350 customers at December 31, 2000. SJG also:

     . makes off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system;

     . transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers; and

     . services appliances via the sale of appliance warranty programs as well as on a time and materials basis.

     South Jersey Energy Company (SJE) acquires and markets natural gas and electricity to retail end users and provides total energy management services to commercial and industrial customers. SJE has one subsidiary, SJ EnerTrade (EnerTrade), that primarily sells natural gas to the casino industry in Atlantic City, N.J. SJE operates South Jersey Energy Solutions, LLC, equally owned with Energy East Solutions, Inc., which markets retail electricity in New Jersey. SJE also markets an air quality monitoring system through AirLogics, LLC. SJE and GZA GeoEnvironmental, Inc., an environmental consulting firm, each have a 50% equity interest in AirLogics.

     South Jersey Resources Group, LLC (SJRG) markets wholesale natural gas storage, commodity and transportation in the mid-Atlantic and southern states.

     Marina Energy LLC (Marina) develops and plans to operate energy-related projects in southern New Jersey. Marina's initial project, the development of a facility to provide cooling, heating and hot water to The Borgata Resort in Atlantic City, is currently under construction.

     SJI also has a joint venture investment with Conectiv Solutions, LLC in Millennium Account Services, LLC (Millennium). Millennium provides meter reading services to SJG and Conectiv Power Delivery in southern New Jersey.

     As described in the footnotes to our consolidated financial statements, management must make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates.

     Three types of transactions presented in our consolidated financial statements require a significant amount of judgment and estimation. These relate to regulatory assets, energy trading activities and environmental remediation costs.

     The New Jersey Board of Public Utilities (BPU) has reviewed and approved most of the items shown as regulatory assets through specific orders. Other items represent costs which were not yet BPU-approved for recovery, but are the subject of current or future filings. In recording these costs as regulatory assets, management believes the costs will be allowable under existing rate-making concepts that are embodied in current rate orders received by SJG. However, ultimate recovery is subject to BPU approval.

     Beginning January 1, 2001, SJI recognizes assets or liabilities for the energy-related contracts entered into by its non-regulated subsidiary, SJRG, when the contracts are executed. We record contracts at their fair value in accordance with FASB Statement No. 133. We adjust the fair value of the contracts each reporting period for changes in the market. We derive the fair value for most of the energy-related contracts from markets where the contracts are actively traded and quoted. For other contracts, SJI uses published market surveys and in certain cases, independent parties to obtain quotes concerning the contracts' current value. Market quotes tend to be more plentiful for those contracts maturing in two years or less. The vast majority of our contracts do not extend beyond two years.

     An outside consulting firm assists us in estimating future costs for environmental remediation activities. We estimate future costs based on projected investigation and work plans using existing technologies. Developing a single reliable estimation point is not feasible because of the amount of uncertainty involved in the nature of projected remediation efforts and the long period over which remediation efforts will continue. Therefore, we estimate a range of future costs. In preparing financial statements, SJI records liabilities for future costs using the lower end of the range. We update estimates each year to take into account past efforts, changes in work plans and remediation technologies.

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

     A number of factors could cause our actual results to differ materially from those anticipated including, but not limited to, the following: general economic conditions on an international, national, state and local level; weather conditions in our marketing areas; changes in commodity costs; regulatory and court decisions; competition in our utility and non-utility activities; the availability and cost of capital; our ability to maintain existing joint ventures to take advantage of marketing opportunities; costs and effects of legal proceedings and environmental liabilities; the failure of customers or suppliers to fulfill their contractual obligations; and changes in business strategies.

     Competition -- SJG's franchises are non-exclusive. Currently, no other utility provides retail gas distribution services within our territory. We do not expect any other utilities to do so in the foreseeable future because of the extensive investment required for utility plant and related costs. SJG competes with oil, propane and electricity suppliers for residential, commercial and industrial users. The market for natural gas sales is subject to competition due to deregulation. We enhanced SJG's competitive position while maintaining margins by using an unbundled tariff. This tariff allows full cost-of-service recovery, except for the variable cost of the gas commodity, when transporting gas for our customers. Under this tariff, SJG profits from transporting, rather than selling, the commodity. SJG's residential, commercial and industrial customers can choose their supplier while we recover the cost of service through transportation service (see Customer Choice Legislation). SJE, EnerTrade, SJRG and Marina actively arrange energy services and provide low-cost energy supplies in a highly competitive marketplace. Competitors of SJI's non-utility businesses are often much larger companies with substantially greater resources. SJI's subsidiaries successfully compete by focusing on providing services where we have a high level of expertise in geographic areas with which we are very familiar.

     Customer Choice Legislation -- Effective January 10, 2000, all residential natural gas customers in New Jersey can choose their gas supplier under the terms of the Electric Discount and Energy Competition Act of 1999. Commercial and industrial customers have had the ability to choose gas suppliers since 1987. As of December 31, 2001, 39,998 SJG residential customers chose a natural gas supplier other than the utility, an increase from 35,657 at December 31, 2000. The number of customers buying natural gas from third party marketers fell to 31,395 in May 2001 as marketers were unable to offer natural gas at prices competitive with those available under regulated utility tariffs. During Spring 2001, the market price of natural gas became comparable to SJG's prices and decreased further as the year progressed. Consequently, third party marketers increased customer acquisition efforts and their number of customers rebounded. The bills of customers choosing to purchase natural gas from providers other than the utility are reduced for cost of gas charges and applicable taxes. The resulting decrease in SJG's revenues is offset by a corresponding decrease in gas costs and taxes. While customer choice can reduce utility revenues, it does not negatively affect SJG's net income or financial condition. SJI has benefited from customer choice legislation as SJE has successfully competed for and profited from gas commodity customers it has obtained.

     Temperature Adjustment Clause -- SJG's BPU-approved Temperature Adjustment Clause (TAC) increased net earnings by $2.0 million in 2001. In 2000, the TAC reduced net income by $0.9 million and in 1999, the TAC increased net earnings by $2.0 million. While we record the revenue and income impact of TAC adjustments as incurred, cash inflows or outflows directly attributable to TAC adjustments generally occur the next TAC year beginning October 1.

                                     - 12 -

     Operating Revenues - Utility -- Revenues increased $14.0 million in 2001 compared with the prior year. The increase was primarily due to higher rates resulting from an increase in the Levelized Gas Adjustment Clause (LGAC) that reflected higher gas costs, the return of residential customers to firm gas sales from transportation and 6,658 additional customers. Early in the year, a large number of residential customers who purchased natural gas from other providers resumed purchasing natural gas from SJG as marketers were unable to offer competitive prices. These increases offset a decrease in off-system revenues. The decrease was due to lower average prices for natural gas sold during the year. Significantly lower gas prices experienced during the third and fourth quarters essentially offset the higher natural gas prices experienced during the first six months. The volume of gas sold off-system was also lower in 2001 than in 2000.

     In 2000, revenues increased $87.3 million versus 1999. This was due primarily to higher off-system sales, 7,451 additional customers and higher LGAC rates to recover increased gas costs at SJG. These factors more than offset revenue reductions due to the continued migration of firm gas sales to firm transportation. Note, however, that SJG's tariffs are structured so we derive profits from transporting gas, not selling the commodity. Consequently, the switch to firm transportation reduced revenues but did not impact profitability.

     As a result of SJG's TAC, revenues from utility ratepayers are closely tied to 20-year normal temperatures calculated under the TAC and not actual weather conditions. However, as a general rule, revenues continue to be positively impacted by colder weather and negatively impacted by warmer weather. Weather in 2001 was 9.0% warmer than in 2000. Weather was also 5.3% warmer for the year than the 20-year TAC average. Revenues in 2001 were negatively impacted by the weather. Weather in 2000 was 10.6% colder than the prior year. Weather was also 4.1% colder in 2000 than the approved 20-year TAC average.

     Total gas throughput decreased 17.8% to 108,935 million cubic feet (MMcf) in 2001. Throughput in 2000 rose 5.3% to 132,528 MMcf compared with 1999. Results in 2001 were due to decreased capacity release, off-system sales, transportation and residential activity. Off-system and capacity release throughput declined primarily because we canceled a high volume, low margin supply and storage contract effective April 2001. The throughput rise in 2000 was primarily due to colder weather.

     Operating Revenues - Nonutility -- Nonutility operating revenues increased by $309.4 million to $391.7 million in 2001 compared with $82.3 million in 2000. Most of the increase, $296.8 million, was due to SJRG becoming a wholly owned subsidiary of SJI as of January 1, 2001. Results at SJRG are now consolidated into SJI. Prior to this year, SJI recorded only its share of SJRG's net income under the equity method of accounting. Had SJRG been fully consolidated in 2000 and 1999, we would have reported nonutility revenues of $229.3 million and $122.0 million, respectively. Higher natural gas prices for SJE also contributed to the increase compared with 2000.

     Revenues increased by $35.5 million in 2000 compared with 1999. That increase was due to higher wholesale gas sales, retail gas sales to residential customers and Atlantic City casinos as well as sales of our air monitoring products and services.

     Cost of Gas Sold - Utility -- Cost of gas sold - utility increased $17.6 million in 2001 compared with 2000. Higher gas costs for both local distribution and off-system sales were responsible for the increase, which were partially offset by lower volumes sold. SJG's gas cost during 2001 averaged $4.78 per decatherm (dt) compared with $4.18/dt in 2000 and $2.38/dt in 1999. SJG was able to pass a portion of higher gas costs on to local distribution customers through BPU-approved increases in our LGAC rates. Unlike gas costs associated with off-system sales, changes in the unit cost of gas sold to utility ratepayers do not directly affect cost of gas sold - utility. Fluctuations in gas costs to ratepayers not reflected in current rates are deferred and addressed in future periods under a BPU-approved LGAC. Under the LGAC, fluctuations in gas costs not covered currently are reflected in future customer rates. Gas supply sources include contract and open-market purchases. SJG secures and maintains its own gas supplies to serve its customers. We do not anticipate any difficulty renewing or replacing expiring contracts under substantially similar terms and conditions.

     Cost of Sales - Nonutility -- Cost of sales - nonutility increased $306.3 million in 2001 compared with $75.6 million in 2000 due to consolidation of SJRG's expenses, described in the Operating Revenues - Nonutility section, and higher natural gas costs for the period. SJRG's expenses, primarily purchased natural gas, totaled $293.9 million. Had SJRG been fully consolidated in 2000 and 1999, we would have reported nonutility cost of sales of $221.0 million and $116.2 million, respectively. Cost of sales - nonutility rose $32.5 million in 2000 due to increased costs related to higher retail gas sales and air monitoring products and services. Cost of sales - nonutility were reduced by the unrealized pre-tax gain in energy trading contracts of $3.4 million as of December 31, 2001. No adjustments of this type were made in years prior to 2001. See the Market Risks section for additional detail regarding these contracts.

     Operations -- A summary of net changes in operations (in thousands):

                                               2001 vs. 2000    2000 vs. 1999
     Utility:
       Other Production Expense                  $     (9)        $     (2)
       Transmission                                    30              (59)
       Distribution                                   283             (818)
       Customer Accounts and Services                 492            1,084
       Sales                                           18              (67)
       Administration and General                  (2,345)             608
       Other                                          195               22
     Nonutility                                     1,697              291
                                                 ---------        ---------
           Total Operations                      $    361         $  1,059
                                                 =========        =========


     Distribution expenses decreased significantly in 2000 as we avoided costs related to our unionized workforce in late 2000. The decrease resulted from a work stoppage that ran from November 8, 2000 to January 17, 2001. We recognized expenses related to performing critical operational functions during the work stoppage under Administration and General. Offsetting these expenses in the Administration and General account in 2000 was a reallocation of costs among other expense categories. The reallocation was BPU-mandated through New Jersey's energy deregulation process. Approximately two-thirds of the Administration and General account's decline in 2001 was work stoppage related. The remainder was due to a reallocation of benefits to individual cost centers. Customer Accounts and Services expenses rose in 2001 due to the absence of almost two months of payroll expenses in 2000 as a result of the work stoppage. Also contributing to the rise were higher meter reading costs resulting from customer additions and fewer estimated meter reads. The change in 2000 related to increased bad debt reserves anticipating account collection difficulties in 2001 as a direct result of rising gas costs. Nonutility expenses rose primarily due to recognition of SJRG's activities on a consolidated basis. Last year, we recognized these activities under the equity method of accounting.

     Other Operating Expenses -- A summary of principal changes in other consolidated operating expenses (in thousands):

                                               2001 vs. 2000    2000 vs. 1999

     Maintenance                                  $    (49)        $  1,743
     Depreciation                                 $  1,041         $  1,200
     Energy and Other Taxes                       $ (1,008)        $    476


     Maintenance expense increased in 2000 primarily due to higher levels of Remediation Adjustment Clause (RAC) amortization. RAC-related expenses do not affect earnings as an offsetting amount is recognized in revenues. Depreciation was higher due to SJG's increased investment in property, plant and equipment. Changes in Energy and Other Taxes relate primarily to changes in volumes of gas sold and transported by SJG.

     Interest Charges -- Interest charges were lower in 2001 compared with the prior year due primarily to reductions in short-term rates on line of credit borrowings experienced during 2001. Lower interest rates and recoveries of carrying costs associated with the unrecovered RAC and purchased gas costs more than offset interest on higher levels of short- and long-term debt outstanding. We incurred the debt primarily to support expanding and upgrading SJG's gas transmission and distribution system as well as higher levels of unrecovered gas costs and receivables resulting from increased gas prices. Interest expense was higher in 2000 than in 1999 due primarily to higher levels of debt outstanding and interest rates.

     Discontinued Operations -- Loss from discontinued operations decreased in 2001 primarily due to the settlement of a lawsuit with an insurance carrier to recover previously incurred costs at an operation we sold in 1996. This was offset by the settlement of a complaint in bankruptcy court against SJE filed by Power Company of America Liquidating Trust (PCA). PCA was a wholesale

                                     - 13 -

electricity trading company with which SJE did business. Also included in the loss were costs associated with discontinuing SJG's appliance merchandising activities. The higher loss in 2000 compared with 1999 was due primarily to legal expenses related to PCA.

     Net Income Applicable to Common Stock -- Net income for 2001 was $26.6 million, or $2.27 per share, as compared with $24.2 million, or $2.12 per share and $21.7 million, or $1.99 per share in 2000 and 1999, respectively. Reasons for the increases in net income in 2001 and 2000 are discussed in detail above.

Regulatory Matters --

     Rate Actions: In response to a dramatic rise in gas prices during 2000 and early 2001, the BPU granted SJG a series of increases in its LGAC between November 2000 and July 2001. The total bill for a typical residential heating customer rose 19% in November 2000 and an additional 2% per month between December 2000 and July 2001 as a result of the LGAC increases. Despite the rate increases, SJG's underrecovered gas costs totaled $48.5 million by March 2001.

     On March 30, 2001, the BPU issued an order establishing a new Gas Cost Underrecovery Adjustment Clause (GCUA) to recover the balance as of October 31, 2001 of underrecovered gas costs over three years commencing December 1, 2001. The GCUA is an additional component of the LGAC. The GCUA balance as of October 31, 2001 totaled $48.9 million. In addition, the BPU permitted SJG to recover interest carrying costs on the underrecovered balance. Interest costs were recovered at a rate of 5.5% between April 1, 2001 and November 30, 2001. The recoverable interest rate on the GCUA balance rose to 5.75% effective December 1, 2001.

     In the second half of 2001, gas costs softened sufficiently for SJG in November to file for a 5.6% LGAC decrease. The filing was approved and implemented effective December 1, 2001. The LGAC decrease offset the 5.2% GCUA rate increase that also became effective on December 1, 2001.

     SJG has operated under its current TAC since October 1998. Under this Temperature Adjustment Clause, revenues from utility ratepayers are closely, but not exactly, tied to a 20-year average temperature calculation. Warmer-than-normal weather results in the utility recognizing revenues for which cash won't be received from ratepayers until the following TAC year. Colder-than-normal weather requires SJG to defer revenues in excess of the 20-year norm with ratepayers receiving credits to their bills for the overage in the following TAC year. Each TAC year runs from October 1 through May 31. Because of warmer-than-normal weather experienced during the 2000-2001 TAC year, SJG filed in November 2001 to recover $2.7 million under the TAC. The BPU has not yet acted on that filing.

     Environmental Remediation: SJI incurred and recorded costs for environmental clean up of sites where SJG or its predecessors operated manufactured gas plants (MGP). SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental clean up of sites where we previously operated a fuel oil business and also where we maintained equipment, fueling stations and storage. We successfully entered into settlements with all of SJG's historic comprehensive general liability carriers regarding environmental remediation expenditures at former MGP sites. As part of these settlements, SJG purchased an insurance policy that caps its remediation expenditures at 11 of these sites. The insurance policy is in force for 25 years at 10 sites and 30 years at one site.

     We believe that all costs incurred net of insurance recoveries relating to SJG's MGP sites will be recovered through rates under SJG's RAC. The RAC currently permits SJG to recover incurred costs in equal installments over 7-year periods with carrying costs. As of December 31, 2001, SJG has $12.8 million of remediation costs not yet reflected in rates.

     Other matters are incorporated by reference to Note 14 to the consolidated financial statements included as part of this report.

     Litigation -- SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We accrue liabilities when these claims become apparent. SJI also maintains insurance and records probable insurance recoveries relating to outstanding claims. In our opinion these claims will not materially adversely affect SJI.

     Liquidity and Capital Resources -- Liquidity needs at SJI are driven by factors that include natural gas commodity prices; lags in fully collecting gas costs from customers under the LGAC clause; working capital needs of our energy trading activities; the timing of construction and remediation expenditures and related permanent financings; mandated tax payment dates; and requirements to repay long-term debt.

     We first seek to meet liquidity needs with cash from operations. Net cash provided by operating activities totaled $10.7 million, $37.7 million and $41.7 million in 2001, 2000 and 1999, respectively. The majority of the 2001 change resulted from significantly higher-cost gas placed into inventory during the year. We utilize short-term borrowings under lines of credit from commercial banks to supplement cash from operations where necessary.

     Lines of credit available to SJI totaled $195.0 million at December 31, 2001, of which $152.4 million was utilized. All but $10 million of these lines are made available through five commercial banks on an uncommitted basis. The banks and SJI review and renew the lines annually. The $10 million line is extended on a committed basis, maturing May 2003, by a sixth commercial bank. $175 million of these lines were exclusively for SJG's use. SJI has long-standing relationships with all of these banks and we believe, based upon ongoing dialogue, that there will continue to be sufficient credit available to meet our business' future liquidity needs.

     SJI supplements its operating cash flow and credit lines with both debt and equity capital. Over the years, SJG has utilized long-term debt, primarily in the form of First Mortgage Bonds, to finance its long-term needs. These needs are primarily capital expenditures for property, plant and equipment. Since 1998, SJG has financed these needs via a Medium Term Note (MTN) program, secured in similar fashion to the First Mortgage Bonds. In July 2001, SJG issued the final $35 million of notes available under that program in three transactions: $10 million at 6.74% maturing 2011; $15 million at 6.57% maturing 2011; and $10 million at 6.50% maturing 2016. We used note proceeds to retire short-term debt. We anticipate establishing a new MTN program during 2002. Current maturities on long-term debt over the next five years are as follows:
$9.7 million in 2002; $12.9 million per year in 2003 through 2005; and $11.2 million in 2006.

     In September 2001, Marina issued $20 million of tax-exempt and $9 million of taxable variable rate demand bonds through the New Jersey Economic Development Authority (EDA). The tax-exempt and taxable bonds mature in 2031 and 2021, respectively. Marina has EDA approval to issue up to an additional $16 million of taxable bonds and, in fact, issued an additional $10 million of taxable bonds in January 2002. Investors in the bonds receive liquidity and credit support via a letter of credit provided by a commercial bank. We are using the proceeds of this bond issuance to fund project development and construction costs for the thermal energy plant being constructed by Marina to serve The Borgata Resort which is scheduled to open in Summer 2003. Construction of the thermal plant is currently ahead of schedule.

     In November, we took advantage of attractive long-term interest rates and executed interest rate swaps to fix the rates on the $29 million of Marina bonds then outstanding. Our cost on the tax-exempt bonds is 5.03% for 10 years and 5.65% on the taxable bonds for six years.

     SJI has raised equity capital over the past three years through its Dividend Reinvestment Plan (DRP). Participants in SJI's DRP receive newly issued shares. We offer a 2% discount on DRP investments because it is the most cost-effective way for us to raise equity capital in the quantities we are seeking. Through the DRP, SJI raised $9.6 million of equity capital by issuing 354,809 shares in 2001 and $9.1 million of equity capital by issuing 335,427 in 2000. We anticipate raising approximately $10 million of equity capital through the DRP in 2002.

Capital Expenditures, Commitments and Contingencies --

     Capital Expenditures: SJI has a continuing need for cash resources and capital, primarily to invest in new and replacement facilities and equipment and for environmental remediation costs. Net construction and remediation expenditures for 2001 amounted to $61.4 million. We estimate the net costs for 2002, 2003 and 2004 at approximately $91.5 million, $70.2 million and $59.2 million, respectively. Increases in expenditure estimates in 2002 and 2003, compared with 2001 and 2004, reflect construction costs associated with the Marina Energy Thermal Plant.

     Commitments and Contingencies: SJI made certain commitments to The Borgata Resort relating to the development of the Marina Thermal Energy Project. In the event that certain construction milestones are not met, SJI is obligated to make specific payments to The Borgata, per the the construction contract. As of December 31, 2001, SJI's financial obligation to The Borgata under this contract totaled $28.6 million, of which 50% was supported by a standby letter of credit. To date, construction is proceeding ahead of schedule as outlined in the contract and we do not anticipate problems in meeting any scheduled construction milestones. SJI's obligation under the contract will total $5 million by mid-2003.

     SJI is obligated on the letters of credit supporting the variable rate demand bonds issued through the EDA by Marina. A commercial bank has committed to issuing up to $46 million of annually renewing letters of credit to support the development of Marina's thermal plant project. The letter of credit agreement contains certain financial covenants measured on a quarterly basis. SJI was in compliance with these covenants as of December 31, 2001.

     SJG has certain commitments for both pipeline capacity and gas supply for which it pays fees regardless of usage. Those commitments as of December 31, 2001 average $51.2 million annually and total $335.7 million over the contracts' lives. Approximately 70% of the financial commitment under these contracts expires during the next five years. SJG recovers all prudently incurred fees through rates via the LGAC.

     From time to time, SJI enters into operating leases to finance the use of a variety of assets, including vehicles, telecommunications equipment and copiers. SJI's operating lease obligations for the next five years are:
$526,000 in 2002; $470,000 in 2003; $347,000 in 2004; $189,000 in 2005; and
$38,000 in 2006.

     SJI has provided credit support for SJRG in certain circumstances.

Market Risks --

     Commodity Market Risks: Certain regulated and unregulated SJI subsidiaries are involved in buying, selling, transporting and storing natural gas for their own accounts as well as managing these activities for others. As such, these subsidiaries are subject to market risk due to price fluctuations. To hedge against this risk, we enter into a variety of physical and financial transactions including forward contracts, swaps, futures and options agreements. To manage these transactions, SJI has a well-defined risk management policy approved by our Board of Directors that includes volumetric and monetary limits. Management reviews reports detailing trading activity daily. All derivative activities described above are entered into for risk management, not trading, purposes.

     SJI's subsidiaries are structured so that SJG and SJE transact commodities on a physical basis only and enter into no financial derivative positions directly. SJRG manages risk for these entities as well as for its own portfolio by entering into the types of transactions noted above. It is management's policy, to the extent that is practical, to have no unmatched positions on a deal or portfolio basis while conducting these activities. As a result of holding open positions to a minimal level, the financial impact to SJRG of changes in value of a particular transaction is substantially offset by an opposite change in the related hedge transaction. As of December 31, 2001, 42% of the counterparties with which SJRG had unsettled sales contracts carried investment grade ratings. The remaining counterparties carried no external ratings, however, over half had corporate parents with investment grade ratings.

     SJRG has entered into certain contracts for the purchase, sale, storage and transportation of natural gas. The net unrealized pre-tax gain on these contracts on January 1, 2001 was $250,742. The net unrealized pre-tax gain on the energy trading contracts of $3.4 million at December 31, 2001 primarily is derived from contracts entered into during 2001 and is included as a reduction to cost of gas - nonutility. SJRG's contracts are typically less than 12 months long. The fair value of these contracts determined under the mark-to-market method as of December 31, 2001 is as follows:


Assets
                                      Maturity      Maturity
       Source of Fair Value           < 1 Year      1-3 Years        Total
---------------------------------   ------------   ------------   ------------
Prices Actively Quoted    NYMEX     $ 31,057,446   $  1,882,866   $ 32,940,312
Other External Sources    Basis        9,143,208      1,580,871     10,724,079
Other Methods           Inventory      6,986,589         89,681      7,076,270
                                    ------------   ------------   ------------
Total                               $ 47,187,243   $  3,553,418   $ 50,740,661
                                    ============   ============   ============

Liabilities
                                      Maturity      Maturity
       Source of Fair Value           < 1 Year      1-3 Years        Total
---------------------------------   ------------   ------------   ------------
Prices Actively Quoted    NYMEX     $(29,994,124)  $ (2,093,706)  $(32,087,830)
Other External Sources    Basis       (7,153,782)      (853,272)    (8,007,054)
Other Methods           Inventory     (1,843,064)                   (1,843,064)
                                    ------------   ------------   ------------
Total                               $(38,990,970)  $ (2,946,978)  $(41,937,948)
                                    ============   ============   ============


     NYMEX (New York Mercantile Exchange) is the primary national commodities exchange on which natural gas is traded. Basis represents the price of a NYMEX natural gas futures contract adjusted for the difference in price for delivering the gas at another location. Inventory represents the market value of natural gas held in storage determined through a combination of the NYMEX and Basis methods. Contracts valued under the inventory method in the preceding chart include gas inventory with a cost of $5.1 million.

     Interest Rate Risk: Our exposure to interest rate risk relates primarily to short-term, variable rate borrowings. A hypothetical 100 basis point increase in interest rates on $152.4 million of variable rate debt outstanding at December 31, 2001 would result in an $899,000 increase in our interest expense net of tax. Our long-term debt is primarily issued at fixed rates and, consequently, interest expense to the company is not significantly impacted by changes in market interest rates. Other than the newly issued Marina bonds, our debt was issued with provisions that do not permit us to pre-pay a material amount of such debt during the next 12 months to take advantage of changes in interest rates.


Independent Auditors' Report

To the Shareholders and Board of Directors of South Jersey Industries, Inc.:

     We have audited the consolidated balance sheets and statements of consolidated capitalization of South Jersey Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related statements of consolidated income, consolidated retained earnings and consolidated cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of South Jersey Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 13, 2002


Statements of Consolidated Income
(In Thousands Except for Per Share Data)

                                              South Jersey Industries, Inc.
                                                    and Subsidiaries
                                                 Year Ended December 31,

                                              2001        2000        1999
                                            ---------   ---------   ---------
Operating Revenues:
  Utility (Notes 1 & 10)                    $ 445,660   $ 431,641   $ 344,307
  Nonutility (Note 3)                         391,681      82,306      46,771
                                            ---------   ---------   ---------
      Total Operating Revenues                837,341     513,947     391,078
                                            ---------   ---------   ---------

Operating Expenses:
  Cost of Gas Sold - Utility                  305,587     288,002     207,047
  Cost of Sales - Nonutility (Notes 1 & 3)    378,477      75,592      43,079
  Operations                                   44,631      44,270      43,211
  Maintenance                                   7,771       7,820       6,077
  Depreciation (Note 1)                        21,209      20,168      18,968
  Energy and Other Taxes                       10,605      11,613      11,137
                                            ---------   ---------   ---------
      Total Operating Expenses                768,280     447,465     329,519
                                            ---------   ---------   ---------

Operating Income                               69,061      66,482      61,559
                                            ---------   ---------   ---------

Equity in Affiliated Companies
 (Notes 1 & 3)                                    704       1,336         731
                                            ---------   ---------   ---------

Interest Charges:
  Long-Term Debt                               17,519      16,124      15,721
  Short-Term Debt and Other                     3,020       5,168       5,105
                                            ---------   ---------   ---------
      Total Interest Charges                   20,539      21,292      20,826
                                            ---------   ---------   ---------

Preferred Dividend Requirements of
 Subsidiary (Note 2)                            3,062       3,074       3,084
                                            ---------   ---------   ---------

Income Before Income Taxes                     46,164      43,452      38,380
Income Taxes (Notes 1, 5 & 6)                  19,295      18,711      16,418
                                            ---------   ---------   ---------

Income from Continuing Operations              26,869      24,741      21,962

Loss from Discontinued Operations - Net
 (Note 3)                                        (455)       (557)       (274)
Cumulative Effect of a Change in
 Accounting Principle - Net (Note 1)              148           -           -
                                            ---------   ---------   ---------
      Net Income Applicable to Common
       Stock                                $  26,562   $  24,184   $  21,688
                                            =========   =========   =========

Average Shares of Common Stock Outstanding
 (Note 4)                                      11,716      11,401      10,922
                                            =========   =========   =========

Earnings Per Common Share:
 (Notes 1, 3 & 4)
  Continuing Operations                     $    2.29   $    2.17   $    2.01
  Discontinued Operations - Net                 (0.03)      (0.05)      (0.02)
  Cumulative Effect of a Change in
   Accounting Principle - Net                    0.01           -           -
                                            ---------   ---------   ---------
      Earnings Per Common Share             $    2.27   $    2.12   $    1.99
                                            =========   =========   =========

Dividends Declared Per Common Share         $    1.48   $    1.46   $    1.44
                                            =========   =========   =========




Statements of Consolidated Retained Earnings
(In Thousands)

                                              South Jersey Industries, Inc.
                                                    and Subsidiaries
                                                 Year Ended December 31,

                                              2001        2000        1999
                                            ---------   ---------   ---------
Balance at Beginning of Year                $  58,004   $  50,467   $  44,507
Net Income Applicable to Common Stock          26,562      24,184      21,688
Dividends Declared - Common Stock             (17,348)    (16,647)    (15,728)
                                            ---------   ---------   ---------
Balance at End of Year (Note 12)            $  67,218   $  58,004   $  50,467
                                            =========   =========   =========


The accompanying footnotes are an integral part of the financial statements.


Statements of Consolidated Cash Flows
(In Thousands)

                                              South Jersey Industries, Inc.
                                                    and Subsidiaries
                                                 Year Ended December 31,

                                              2001        2000        1999
                                            ---------   ---------   ---------
Cash Flows from Operating Activities:

  Net Income Applicable to Common Stock     $  26,562   $  24,184   $  21,688
  Adjustments to Reconcile Net Income to
   Cash Flows Provided by Operating
   Activities:
    Depreciation and Amortization              23,446      23,104      21,765
    Unrealized Gain on Energy Trading          (3,429)          -           -
    Provision for Losses on Accounts
     Receivable                                 2,667       2,280         952
    Revenues and Fuel Costs Deferred - Net     (7,988)    (15,636)     (7,665)
    Deferred and Non-Current Income Taxes
     and Credits - Net                          7,310      13,845       7,112
    Environmental Remediation Costs - Net*      5,452       7,019       1,496
    Changes in:
      Accounts Receivable                      22,427     (60,995)     (4,041)
      Inventories                             (27,602)     (4,843)        519
      Prepayments and Other Current Assets       (233)         75         216
      Prepaid and Accrued Taxes - Net             574       1,025       8,813
      Accounts Payable and Other Accrued
       Liabilities                            (36,817)     45,415     (11,775)
    Other - Net                                (1,640)      2,216       2,598
                                            ---------   ---------   ---------

Net Cash Provided by Operating Activities      10,729      37,689      41,678
                                            ---------   ---------   ---------

Cash Flows from Investing Activities:

  Return of Investment in (Investment in)
   Affiliates                                     164      (2,201)       (811)
  Repayment of Loan from Affiliate                800       1,595       1,700
  Proceeds from the Sale of Assets - Net            -           -         594
  Purchase of Available-for-Sale Securities      (766)       (832)       (776)
  Purchase of Restricted Investments          (22,962)          -           -
  Capital Expenditures, Cost of Removal
   and Salvage                                (66,859)    (50,834)    (48,736)
                                            ---------   ---------   ---------

Net Cash Used in Investing Activities         (89,623)    (52,272)    (48,029)
                                            ---------   ---------   ---------

Cash Flows from Financing Activities:

  Net Borrowings from Lines of Credit          31,160       1,250      22,950
  Proceeds from Issuance of Long-Term Debt     64,000      35,000           -
  Principal Repayments of Long-Term Debt      (11,877)    (10,580)    (11,149)
  Dividends on Common Stock                   (17,348)    (16,647)    (15,728)
  Proceeds from Sale of Common Stock           10,953       8,857      10,011
  Repurchase of Preferred Stock                  (114)       (240)        (90)
  Payments for Issuance of Long-Term Debt      (1,142)     (1,464)          -
                                            ---------   ---------   ---------

Net Cash Provided by Financing Activities      75,632      16,176       5,994
                                            ---------   ---------   ---------

Net (Decrease) Increase in Cash and Cash
 Equivalents                                   (3,262)      1,593        (357)
Cash and Cash Equivalents at Beginning of
 Year                                           7,227       5,634       5,991
                                            ---------   ---------   ---------

Cash and Cash Equivalents at End of Year    $   3,965   $   7,227   $   5,634
                                            =========   =========   =========

Supplemental Disclosures of Cash Flow
 Information
  Cash paid during the year for:
    Interest (Net of Amounts Capitalized)   $  20,662   $  24,219   $  25,264
    Income Taxes (Net of Refunds)           $   6,480   $   4,838   $   4,423


* Notes 10 and 14 contain additional information relating to environmental remediation costs.
The accompanying footnotes are an integral part of the financial statements.


Consolidated Balance Sheets
(In Thousands)

                                                South Jersey Industries, Inc.
                                                      and Subsidiaries
                                                   Year Ended December 31,

                                                       2001        2000
                                                     ---------   ---------
Assets
Property, Plant and Equipment: (Note 1)
  Utility Plant, at original cost                    $ 805,440   $ 765,561
      Accumulated Depreciation                        (221,457)   (208,292)
  Nonutility Property and Equipment, at cost            24,118       6,042
      Accumulated Depreciation                          (1,058)       (988)
                                                     ---------   ---------
      Property, Plant and Equipment - Net              607,043     562,323
                                                     ---------   ---------
Investments:
  Available-for-Sale Securities (Note 7)                 3,139       2,540
  Restricted (Note 7)                                   22,962           -
  Investments in Affiliates (Note 3)                     1,369       4,451
                                                     ---------   ---------
      Total Investments                                 27,470       6,991
                                                     ---------   ---------
Current Assets:
  Cash and Cash Equivalents (Notes 1 & 13)               3,965       7,227
  Accounts Receivable                                   66,750      81,185
  Unbilled Revenues (Note 1)                            34,981      45,022
  Provision for Uncollectibles                          (2,661)     (2,043)
  Natural Gas in Storage, average cost                  59,778      31,957
  Materials and Supplies, average cost                   3,818       4,037
  Prepaid Taxes                                          4,650       3,960
  Energy Trading Assets (Note 1)                        47,187           -
  Prepayments and Other Current Assets                   3,616       4,183
                                                     ---------   ---------
      Total Current Assets                             222,084     175,528
                                                     ---------   ---------
Regulatory and Other Non-Current Assets: (Note 1)
  Deferred Fuel Costs - Net (Note 10)                   36,798      28,810
  Other Regulatory Assets                               79,994      89,275
  Energy Trading Assets                                  3,554           -
  Derivatives                                              509           -
  Other                                                 10,393       7,052
                                                     ---------   ---------
      Total Regulatory and Other Non-Current
       Assets                                          131,248     125,137
                                                     ---------   ---------
      Total Assets                                   $ 987,845   $ 869,979
                                                     =========   =========

Capitalization and Liabilities
Capitalization:
  Common Equity (Notes 4 & 12)                       $ 220,286   $ 201,739
  Preferred Stock and Securities of Subsidiary
   (Note 2)                                             36,690      36,804
  Long-Term Debt (Note 7)                              259,247     204,981
                                                     ---------   ---------
      Total Capitalization                             516,223     443,524
                                                     ---------   ---------
Current Liabilities:
  Notes Payable (Note 13)                              152,360     121,200
  Current Maturities of Long-Term Debt (Note 7)          9,733      11,876
  Accounts Payable                                      48,239      84,004
  Customer Deposits                                      5,976       5,366
  Environmental Remediation Costs (Note 14)             11,319      17,286
  Taxes Accrued                                          2,743       1,479
  Energy Trading Liabilities (Note 1)                   38,991           -
  Deferred Income Taxes - Net (Note 5)                  26,629      24,450
  Interest Accrued and Other Current
   Liabilities                                          14,154      15,816
                                                     ---------   ---------
      Total Current Liabilities                        310,144     281,477
                                                     ---------   ---------
Deferred Credits and Other Non-Current
 Liabilities:
  Deferred Income Taxes - Net (Note 5)                  84,717      80,587
  Investment Tax Credits (Note 6)                        4,166       4,513
  Pension and Other Postretirement Benefits
   (Note 11)                                            19,313      13,394
  Environmental Remediation Costs (Note 14)             41,423      37,886
  Energy Trading Liabilities (Note 1)                    2,947           -
  Other                                                  8,912       8,598
                                                     ---------   ---------
      Total Deferred Credits and Other
       Non-Current Liabilities                         161,478     144,978
                                                     ---------   ---------
Commitments and Contingencies (Note 14)
      Total Capitalization and Liabilities           $ 987,845   $ 869,979
                                                     =========   =========

The accompanying footnotes are an integral part of the financial statements.


Statements of Consolidated Capitalization
(In Thousands Except for Per Share Data)

                                                                         South Jersey Industries, Inc.
                                                                               and Subsidiaries
                                                                            Year Ended December 31,

                                                                                2001        2000
                                                                              ---------   ---------
Common Equity: (Notes 4 & 12)
  Common Stock: Par Value $1.25 per share; Authorized 20,000,000 shares;
      Outstanding Shares: 11,860,990 (2001) and 11,499,701 (2000)
    Balance at Beginning of Year                                              $  14,375   $  13,940
      Stock Plans                                                                   451         435
                                                                              ---------   ---------
    Balance at End of Year                                                       14,826      14,375
  Premium on Common Stock                                                       139,929     129,360
  Accumulated Other Comprehensive Loss (Note 8)                                  (1,687)          -
  Retained Earnings                                                              67,218      58,004
                                                                              ---------   ---------
      Total Common Equity                                                       220,286     201,739
                                                                              ---------   ---------

Preferred Stock and Securities of Subsidiary: (Note 2)
  Redeemable Cumulative Preferred Stock:
    South Jersey Gas Company, Par Value $100 per share
      Authorized Shares: 41,966 (2001) and 43,104 (2000)
      Outstanding Shares: Series A, 4.7% - 0 (2001) and 300 (2000)                    -          30
                          Series B, 8% - 16,904 (2001) and 17,742 (2000)          1,690       1,774
  South Jersey Gas Company - Guaranteed Manditorily Redeemable
   Preferred Securities of Subsidiary Trust:
    Par Value $25 per share, 1,400,000 shares Authorized and Outstanding         35,000      35,000
                                                                              ---------   ---------
      Total Preferred Stock and Securities of Subsidiary                         36,690      36,804
                                                                              ---------   ---------

Long-Term Debt: (A)
  South Jersey Gas Company:
    First Mortgage Bonds: (B)
       8.19% Series due 2007                                                     13,635      15,908
      10.25% Series due 2008                                                      9,658      11,931
          9% Series due 2010                                                     19,687      21,875
       6.12% Series due 2010                                                     10,000      10,000
       6.74% Series due 2011 (C)                                                 10,000           -
       6.57% Series due 2011 (C)                                                 15,000           -
       6.95% Series due 2013                                                     35,000      35,000
        7.7% Series due 2015                                                     15,000      15,000
       6.50% Series due 2016 (C)                                                 10,000           -
       7.97% Series due 2018                                                     10,000      10,000
      7.125% Series due 2018                                                     20,000      20,000
        7.7% Series due 2027                                                     35,000      35,000
        7.9% Series due 2030                                                     10,000      10,000
    Unsecured Notes:
      Term Note, 8.47% due 2001                                                       -       2,143
      Debenture Notes, 8.6% due 2010                                             27,000      30,000
  Marina Energy LLC: (D)
    Series A Bonds at variable rates due 2031                                    20,000           -
    Series B Bonds at variable rates due 2021                                     9,000           -
                                                                              ---------   ---------

      Total Long-Term Debt Outstanding                                          268,980     216,857
      Less Current Maturities                                                     9,733      11,876
                                                                              ---------   ---------

      Total Long-Term Debt                                                      259,247     204,981
                                                                              ---------   ---------

Total Capitalization                                                          $ 516,223   $ 443,524
                                                                              =========   =========


(A)  The long-term debt maturities and sinking fund requirements for the succeeding five years are as follows:
     2002, $9,733; 2003, $12,884; 2004, $12,884; 2005, $12,884; and 2006, $11,177.
(B)  SJG's First Mortgage dated October 1, 1947, as supplemented, securing the First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility plant.
(C)  In July 2001, SJG issued the remaining $35 million of debt under its Medium Term Note Program established in 1998.
(D)  In September 2001, Marina issued $29 million of variable rate revenue bonds through the New Jersey Economic
     Development Authority. The variable rates at December 31, 2001 for the Series A and Series B bonds were 1.40%
     and 2.00%, respectively. In January 2002, Marina issued an additional $10,000,000 of taxable Series B variable rate bonds.  Marina will use the proceeds for construction of its thermal energy plant (Notes 1 & 3).

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

     Equity-Based Investments in Affiliates -- SJI, either directly or through its wholly-owned subsidiaries, currently holds a 50% non-controlling interest in several affiliated companies and accounts for the investments under the equity method. The operations of these affiliated companies are included in the statements of consolidated income under the caption, Equity in Affiliated Companies (See Note 3).

     Estimates and Assumptions -- Our financial statements are prepared to conform with generally accepted accounting principles. Management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

     Regulation -- South Jersey Gas Company (SJG) is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU). We maintain our accounts according to the BPU's prescribed Uniform System of Accounts (See Note
10).

     Revenues -- SJG and South Jersey Energy Company (SJE) bill customers monthly. For customers not billed at the end of each month, an accrual is made to recognize unbilled revenues from the date of the last bill to the end of the month.

     The BPU allows SJG to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). We collect these costs on a forecasted basis upon BPU order. SJG defers under- or over-recoveries of gas costs and includes them in the following year's LGAC or other similar recovery mechanism. We pay interest on overcollected LGAC balances based on SJG's approved return on rate base (See Note 10).

     SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a Comprehensive Resource Analysis Clause (CRA). Our TAC reduces the impact of temperature fluctuations on SJG and its customers. The RAC recovers remediation costs of former gas manufacturing plants and the CRA recovers costs associated with our conservation plan. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover these costs through rates over 7-year amortization periods (See Notes 10 & 14). CRA adjustments are not significant and do not affect earnings.

     Property, Plant and Equipment -- For regulatory purposes, utility plant is stated at original cost. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

     Depreciation and Amortization -- We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. These estimates are periodically reviewed and adjusted as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.8% in 2001, 2000 and 1999. Except for extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired and removal costs le ss salvage. Nonutility property depreciation is computed on a straight-line basis over the estimated useful lives of the property, ranging up to 35 years. Gain or loss on the disposition of nonutility property is recognized in net income.

     Impairment of Long-Lived Assets -- We review the carrying amount of an asset for possible impairment whenever events or changes in circumstances indicate that such amount may not be recoverable. For the years ended 2001, 2000 and 1999, no such circumstances were identified.

     Energy Trading Activities and Derivative Instruments -- SJI's regulated and unregulated subsidiaries are involved in buying, selling, transporting and storing natural gas and buying and selling retail electricity for their own accounts as well as managing these activities for others. As such, these subsidiaries are subject to market risk due to fluctuations in price. To manage this risk, our companies enter into a variety of physical and financial transactions including forward contracts, swaps, futures and options agreements.

     SJI structured its subsidiaries so that SJG and SJE transact commodities on a physical basis only and do not directly enter into financially-settling positions. South Jersey Resources Group, LLC (SJRG) performs this risk management function for these entities and enters into the types of transactions noted above. Management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in identifying, assessing and controlling various risks. Management reviews any open positions in accordance with strict policies to limit exposure to market risk.

     Effective January 1, 2001, SJI adopted Financial Accounting Standards Board (FASB) Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. All derivatives, whether designated in hedging relationships or not, must be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative are recorded in other comprehensive income and recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. As permitted under Statement No. 133, SJI has elected not to designate any energy-related derivative instruments as fair value or cash flow hedges.

     No activities of SJG and SJE are considered subject to the fair value recognition requirements of Statement No. 133.

     SJRG manages its portfolio purchases and sales, as well as natural gas in storage, using a variety of instruments that include forward contracts, swap agreements, option contracts and futures contracts. Because SJRG's transactions will not necessarily settle physically, Statement No. 133 requires that such transactions be accounted for pursuant to the mark-to-market method of accounting. Under this method of accounting, SJRG measures the difference between the contract price and the fair value of the contracts and records these as Energy Trading Assets or Energy Trading Liabilities on our consolidated balance sheets. As of December 31, 2001, the net unrealized pre-tax gain of $3.4 million on energy trading contracts, determined under the mark-to-market method, is included in Cost of Sales -- Nonutility. The Cumulative Effect of a Change in Accounting Principle -- Net of $148,000 relates to the adoption of Statement No. 133 on January 1, 2001.

     In November 2001, we entered into two interest rate swap contracts. The first swap effectively provides us with a fixed interest rate of 4.08% on Marina Energy LLC's (Marina) tax-exempt Series A variable rate bonds for a 10-year period. The second swap effectively fixes the interest rate of Marina's taxable Series B variable rate bonds at 4.55% for a 6-year period. The notional amount of this second swap decreases by $3.0 million per year beginning in December 2005.

     We entered into interest rate swap agreements to hedge the exposure to increasing rates with respect to our variable rate debt. The differential to be paid or received as a result of these swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense. These interest rate swaps are accounted for as cash flow hedges. As of December 31, 2001, the market value of these swaps was $508,679, which represents the amount we would have to pay the counterparty to terminate these contracts as of that date. This balance is included on the 2001 consolidated balance sheet under the caption Derivatives. As of December 31, 2001, we calculated the swaps to be highly effective; therefore, the offset to the hedge asset is recorded, net of taxes, in Accumulated Other Comprehensive Loss (See Note 8).

     Fair value of the derivative investments is determined by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties.

     New Accounting Pronouncements -- In June 2001, the FASB issued Statement No. 141, "Business Combinations", Statement No. 142, "Goodwill and Other Intangible Assets" and Statement No. 143, "Accounting for Asset Retirement Obligations." Statement No. 141 applies to all business combinations initiated after June 30, 2001. Statement No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. Statement No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Statement No. 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SJI expects to adopt Statement Nos. 141 and 142 in 2002 and Statement No. 143 in 2003.

     In August 2001, the FASB also issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective in 2003. This statement prescribes that a single accounting model be used for valuing long-lived assets to be disposed of and broadens the presentation of discontinued operations.

     We are currently evaluating the effects of these pronouncements; however, they are not expected to materially impact SJI's financial condition or results of operations.

     Income Taxes -- Deferred income taxes are provided for all significant temporary differences between book and taxable income (See Notes 5 & 6).

     Other Regulatory Assets -- Other Regulatory Assets at December 31, 2001 and 2000 consisted of the following items:

                                                       Thousands of Dollars
                                                          2001       2000
                                                        --------   --------
Environmental Remediation Costs: (Notes 10 & 14)
  Expended - Net                                        $ 12,831   $ 18,474
  Liability for Future  Expenditures                      48,790     51,029
Income Taxes - Flowthrough Depreciation (Note 6)           9,575     10,553
Postretirement Benefit Costs (Note 11)                     4,158      4,536
Gross Receipts and Franchise Taxes (Note 6)                2,254      2,698
Other                                                      2,386      1,985
                                                        --------   --------
      Total Regulatory Assets                           $ 79,994   $ 89,275
                                                        ========   ========


     Statements of Consolidated Cash Flows -- For purposes of reporting cash flows, highly liquid investments with original maturities of three months or less are considered cash equivalents.

2.   Preferred Stock and Securities of Subsidiary:

     Redeemable Cumulative Preferred Stock -- Annually, SJG is required to offer to purchase 1,500 shares of its Cumulative Preferred Stock, Series B at par value, plus accrued dividends. SJG may not declare or pay dividends or make distributions on its common stock if preferred stock dividends are in arrears. Preferred shareholders may elect a majority of SJG's directors if four or more quarterly dividends are in arrears.

     Mandatorily Redeemable Preferred Securities -- In 1997, SJG's statutory trust subsidiary, SJG Capital Trust (Trust), sold $35 million of 8.35% SJG-Guaranteed Mandatorily Redeemable Preferred Securities. The Trust's only assets are the 8.35% Deferrable Interest Subordinated Debentures issued by SJG maturing April 2037. This is also the maturity date of the Preferred Securities. The Debentures and Preferred Securities are redeemable at SJG's option at a price equal to 100% of the principal amount at any time on or after April 30, 2002.

     SJI has 2,500,000 authorized shares of Preference Stock, no par value, which has not been issued. SJI has registered and reserved for issuance 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Preferred Stock) connected with its Shareholder Rights Plan (See Note 4).

3.   Divestitures and Affiliations:

     Divestitures -- In 1996, Energy & Minerals, Inc. (EMI), an SJI subsidiary, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary (See Note 14).

     In 1997, R&T Group, Inc., SJI's construction subsidiary, sold all its operating assets, except some real estate.

      SJI conducts tests annually to estimate the environmental remediation costs for properties owned by South Jersey Fuel, Inc. (SJF), an EMI subsidiary, from its previously operated fuel oil business. SJI reports the environmental remediation activity related to these properties as discontinued operations. This reporting is consistent with previous years (See Note 14).

     In 1998, SJE actively traded electricity in the wholesale market, but ceased this activity later that same year and formally exited this segment in 1999.

     In 2001, SJG formally discontinued the merchandising segment of its operations. We have accrued and reflected a liability for anticipated future period expenses of $108,000 in the 2001 amounts in the table below.

     Summarized operating results of the discontinued operations were:

                                                 Thousands of Dollars
                                               2001      2000      1999
                                              -------   -------   -------

Operating Revenues - Merchandising            $ 1,016   $ 1,193   $ 1,536
                                              =======   =======   =======

Income (Loss) before Income Taxes:
  Sand Mining                                 $   719   $  (155)  $  (216)
  Construction                                     78         8      (195)
  Fuel Oil                                       (113)     (123)      (89)
  Wholesale Electric                           (1,150)     (488)       (8)
  Merchandising                                  (351)     (128)       25
Income Tax Credits                                362       329       209
                                              -------   -------   -------
Loss from Discontinued Operations - Net       $  (455)  $  (557)  $  (274)
                                              =======   =======   =======

Earnings Per Common Share from
 Discontinued Operations - Net                $ (0.03)  $ (0.05)  $ (0.02)
                                              =======   =======   =======


     Positive results from sand mining operations in 2001 reflect a settlement with our insurance carrier for previously incurred costs. Wholesale Electric losses increased in 2001 due to the settlement of a creditor claim in bankruptcy.

     Affiliations -- In 1996, we formed SJRG to provide natural gas storage, peaking services and transportation capacity for wholesale customers in New Jersey and surrounding states. Prior to January 1, 2001, SJ EnerTrade, Inc., a wholly owned subsidiary of SJE, and UPR Energy Marketing, Inc. (UPR) each held a 50% non-controlling interest in SJRG. In January 2001, SJRG became a wholly owned subsidiary of SJI when UPR redeemed its 50% interest in SJRG for the book value of its investment of $2.9 million.

     In 2001, SJRG's operations are included on a consolidated basis. Prior to January 1, 2001, SJI's investment in SJRG was accounted for on the equity method. Had the activity of SJRG been fully consolidated in 2000 and 1999, we would have reported Nonutility Revenues as $229.3 million and $122.0 million, respectively. We would have reported Cost of Sales - Nonutility as $221.0 million and $116.2 million, respectively.

     In January 1999, SJI and Conectiv Solutions, LLC, formed Millenium Account Services, LLC to provide meter reading services in southern New Jersey.

                                     - 21 -


     In June 1999, SJE and Energy East Solutions, Inc. formed South Jersey Energy Solutions, LLC (SJES) to market retail electricity and energy management services. SJES began supplying retail electricity during the first quarter of 2000.

     In April 2000, SJE and GZA GeoEnvironmental, Inc. formed AirLogics, LLC to market a jointly developed air monitoring system designed to assist companies involved in environmental clean-up activities.

     In October 2000, SJI formed Marina, a wholly owned subsidiary, to develop, construct and operate a $50 million thermal energy plant. In December 2000, Marina entered into a 20-year contract with Marina District Development Corporation to supply heat, hot water and cooling to The Borgata Resort. The plant is scheduled for completion in Summer 2003.

4.   Common Stock:

     SJI has 20,000,000 shares of authorized Common Stock. The following shares were issued and outstanding:


                                              2001         2000        1999
                                           ----------   ----------   ----------
Beginning of Year                          11,499,701   11,152,175   10,778,990
New Issues During Year:
  Dividend Reinvestment Plan                  354,809      335,427      367,622
  Employees' Stock Ownership Plan               3,707        3,917        4,144
  Stock Option, Stock Appreciation Rights
   and Restricted Stock Award Plan                604        5,545           31
  Directors' Restricted Stock                   2,169        2,637        1,388
                                           ----------   ----------   ----------
End of Year                                11,860,990   11,499,701   11,152,175
                                           ==========   ==========   ==========


     We credited the par value ($1.25 per share) of stock issued in 2001, 2000 and 1999 to Common Stock. We credited the net excess over par value of approximately $10.6 million, $8.5 million and $9.6 million, respectively, to Premium on Common Stock. Effective 1996, SJI adopted FASB No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for stock-based compensation. As permitted by the statement, we elect to continue measuring compensation costs using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The pro forma effect of adopting the fair value based method of accounting on net income and Earnings Per Share (EPS) is less than $0.01 per share for 2001, 2000 and 1999.

     Dividend Reinvestment Plan (DRP) and Employees' Stock Ownership Plan
(ESOP) -- Effective June 1999, newly issued shares of common stock offered through the DRP are issued directly by SJI. Prior to this date, these shares were purchased in the open market. All shares offered through the ESOP continue to be issued directly by SJI. As of December 31, 2001, SJI reserved 1,504,225 and 19,728 shares of authorized, but unissued, common stock for future issuance to the DRP and ESOP, respectively.

     Stock Option, Stock Appreciation Rights and Restricted Stock Award Plan -- Under this plan, no more than 306,000 shares in the aggregate may be issued to SJI's officers and other key employees. No options or stock appreciation rights may be granted under the Plan after November 22, 2006. At December 31, 2001, 2000 and 1999, SJI had 2,000, 4,500 and 4,500 options outstanding, respectively, all exercisable at $24.69 per share. No options were granted in 2001, 2000 or 1999. No stock appreciation rights were issued under the Plan.
In 1999, we amended the Plan to include restricted stock awards. In 1999, we granted 5,545 restricted shares and subsequently issued them in 2000. In 2001 and 2000, we granted 44,384 and 10,267 restricted shares, respectively.

     Earnings Per Common Share -- We present basic EPS based on the weighted-average number of common shares outstanding. Our stock options and restricted stock outstanding at December 31, 2001, 2000 and 1999 do not dilute our EPS as calculated in accordance with FASB No. 128, "Earnings Per Share."

     Directors' Restricted Stock Plan -- Under this Plan, SJI grants annual awards to outside directors which vest over three years. SJI holds shares issued as restricted stock until the attached restrictions lapse. We record the stock's market value on the grant date as compensation expense over the applicable vesting period.

     Shareholder Rights Plan -- In September 1996, the board of directors adopted a shareholder rights plan providing for the distribution of one right for each share of common stock outstanding on and after October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Preferred Stock at an exercise price of $90 (See Note 2).

     The rights will not be exercisable until after a person or group acquires 10% or more of SJI's common stock and expire if not exercised or redeemed by September 20, 2006.

5.   Income Taxes:

     Total income taxes applicable to operations differs from the tax that would have resulted by applying the statutory Federal Income Tax rate to pre-tax income for the following reasons:

                                                  Thousands of Dollars
                                             2001         2000         1999
                                          ----------   ----------   ----------

Tax at Statutory Rate                       $ 14,667     $ 13,555     $ 12,082
Increase (Decrease) Resulting from:
  State Income Taxes                           4,391        4,873        3,893
  Amortization of ITC                           (347)        (335)        (390)
  Tax Depreciation Under Book
      Depreciation on Utility Plant              664          664          664
  Other - Net                                    (80)         (46)         169
                                          ----------   ----------   ----------
Income Taxes:
  Continuing Operations                       19,295       18,711       16,418
  Discontinued Operations                       (362)        (329)        (209)
  Cumulative Effect of a Change
   in Accounting Principle                       103            -            -
                                          ----------   ----------   ----------
Net Income Taxes                            $ 19,036     $ 18,382     $ 16,209
                                          ==========   ==========   ==========


     The provision for Income Taxes is comprised of the following:

                                                  Thousands of Dollars
                                             2001         2000         1999
                                          ----------   ----------   ----------
Current:
  Federal                                   $  8,306     $  2,801     $  6,143
  State                                        3,678        2,052        3,216
                                          ----------   ----------   ----------
      Total Current                           11,984        4,853        9,359
                                          ----------   ----------   ----------
Deferred:
  Federal:
    Excess of Tax Depreciation Over
     Book Depreciation - Net                   4,668        5,220        5,496
    Deferred Fuel Costs                          794       12,157        1,909
    Environmental Costs - Net                 (1,850)      (2,504)      (1,058)
    Alternative Minimum Tax                    2,851       (1,694)         676
    Benefit of State Tax                         251         (984)        (236)
    Other - Net                                  226         (823)         (15)
  State                                          718        2,821          677
                                          ----------   ----------   ----------
      Total Deferred                           7,658       14,193        7,449
                                          ----------   ----------   ----------
ITC                                             (347)        (335)        (390)
                                          ----------   ----------   ----------
  Income Taxes:
    Continuing Operations                     19,295       18,711       16,418
    Discontinued Operations                     (362)        (329)        (209)
    Cumulative Effect of a Change
     in Accounting Principle                     103            -            -
                                          ----------   ----------   ----------
Net Income Taxes                            $ 19,036     $ 18,382     $ 16,209
                                          ==========   ==========   ==========

                                     - 22 -


     The net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes resulted in the following deferred tax liabilities at December 31:

                                                    Thousands of Dollars
                                                      2001         2000
                                                    --------     --------
Current:
  Deferred Fuel Costs                               $ 25,054     $ 24,519
  Derivatives / Unrealized Gain                        1,435            -
  Other                                                  140          (69)
                                                    --------     --------
      Current Deferred Tax Liability - Net          $ 26,629     $ 24,450
                                                    ========     ========

Non-Current:
  Book versus Tax Basis of Property                   85,569       81,715
  Environmental                                        2,761        5,144
  Excess Protected                                     3,225        3,290
  Deferred Regulatory Costs                            1,660        1,387
  Minimum Pension Liability                           (1,382)           -
  Deferred State Tax                                  (2,126)      (1,925)
  ITC Basis Gross Up                                  (2,249)      (2,428)
  Alternative Minimum Tax                             (1,080)      (4,895)
  Other                                               (1,661)      (1,701)
                                                    --------     --------
      Non-Current Deferred Tax Liability - Net      $ 84,717     $ 80,587
                                                    ========     ========


6.   Federal and Other Regulatory Tax Assets and Deferred Credits:

     The primary asset created by adopting FASB Statement No. 109, "Accounting for Income Taxes," was Income Taxes -- Flowthrough Depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented excess tax depreciation over book depreciation on utility plant because of temporary differences for which, prior to Statement No. 109, deferred taxes previously were not provided. SJG previously passed these tax benefits through to ratepayers. SJG is recovering the amortization of the regulatory asset through rates over 18 years which began in December 1994.

     The Investment Tax Credit (ITC) attributable to SJG was deferred and continues to be amortized at the annual rate of 3%, which approximates the life of related assets.

     SJG deferred $11.8 million resulting from a change in the basis for accruing the Gross Receipts & Franchise Tax in 1978 and is amortizing it on a straight-line basis to operations over 30 years beginning that same year.

7.   Financial Instruments:

     Restricted Investments -- In accordance with the terms of Marina's bond agreements, we are required to invest unused proceeds in high-quality, highly-liquid investments pending approved construction expenditures. As of December 31, 2001, these proceeds totalled $14.4 million.

     SJRG maintains a margin account with a national investment firm to support its energy trading activities. As of December 31, 2001, the account balance approximated $8.6 million.

     Long-Term Debt -- We estimate the fair values of SJI's long-term debt, including current maturities, as of December 31, 2001 and 2000, to be $288.0 and $219.1 million, respectively. Carrying amounts are $269.0 and $216.9 million, respectively. We base the estimates on interest rates available to SJI at the end of each year for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

     Other Financial Instruments -- The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 2001 and 2000.

8.   Comprehensive Income:

     The components of comprehensive income are as follows:

                                                  Thousands of Dollars
                                             2001         2000         1999
                                          ----------   ----------   ----------

Net Income Applicable to Common Stock     $   26,562   $   24,184   $   21,688
                                          ----------   ----------   ----------
Other Comprehensive (Loss) Income:
  Minimum Pension Liability
   Adjustment - Net                           (1,988)           -            -
  Change in Fair Value of
   Derivatives - Net                             301            -            -
                                          ----------   ----------   ----------
Total Other Comprehensive Loss                (1,687)           -            -
                                          ----------   ----------   ----------
Comprehensive Income                      $   24,875   $   24,184   $   21,688
                                          ==========   ==========   ==========


9.   Segments of Business:

     Information about SJI's operations in different industry segments is presented below:

                                                  Thousands of Dollars
                                             2001         2000         1999
                                          ----------   ----------   ----------
Operating Revenues:
  Gas Utility Operations                  $  475,918   $  446,303   $  349,518
  Wholesale Gas Operations                   367,086            -            -
  Retail Gas and Other Operations             97,174       83,607       48,920
                                          ----------   ----------   ----------
      Subtotal                               940,178      529,910      398,438
  Intersegment Sales                        (102,837)     (15,963)      (7,360)
                                          ----------   ----------   ----------
      Total Operating Revenues            $  837,341   $  513,947   $  391,078
                                          ==========   ==========   ==========

Operating Income:
  Gas Utility Operations                  $   60,409   $   62,789   $   59,455
  Wholesale Gas Operations                     4,778            -            -
  Retail Gas and Other Operations              3,984        3,488        1,360
  General Corporate                             (110)         205          744
                                          ----------   ----------   ----------
      Total Operating Income              $   69,061   $   66,482   $   61,559
                                          ==========   ==========   ==========

Depreciation and Amortization:
  Gas Utility Operations                  $   23,332   $   22,986   $   21,676
  Wholesale Gas Operations                         8            -            -
  Retail Gas and Other Operations                 78           99           59
  Discontinued Operations                         28           19           30
                                          ----------   ----------   ----------
      Total Depreciation and
       Amortization                       $   23,446   $   23,104   $   21,765
                                          ==========   ==========   ==========

Property Additions:
  Gas Utility Operations                  $   47,799   $   47,116   $   47,390
  Wholesale Gas Operations                        61            -            -
  Retail Gas and Other Operations                163          275          390
  Thermal Energy Operations                   17,915        2,985            -
                                          ----------   ----------   ----------
      Total Property Additions            $   65,938   $   50,376   $   47,780
                                          ==========   ==========   ==========

Identifiable Assets:
  Gas Utility Operations                  $  858,002   $  842,082   $  750,239
  Wholesale Gas Operations                    82,596            -            -
  Retail Gas and Other Operations             19,092       22,138       14,049
  Thermal Energy Operations                   35,672        2,985            -
  Discontinued Operations                      2,182        2,243        2,326
                                          ----------   ----------   ----------
      Subtotal                               997,544      869,448      766,614
  Corporate Assets                            33,505       20,338       15,744
  Intersegment Assets                        (43,204)     (19,807)     (15,433)
                                          ----------   ----------   ----------
      Total Identifiable Assets           $  987,845   $  869,979   $  766,925
                                          ==========   ==========   ==========


     Gas Utility Operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Wholesale Gas Operations include SJRG's activities. Retail Gas and Other Operations include natural gas

                                     - 23 -

and electricity acquisition and transportation service companies. Thermal Energy Operations consist of Marina's construction and related financing activities (See Note 3).

     SJI's interest expense relates primarily to SJG's borrowing and financing activities. Interest income is essentially derived from borrowings between the subsidiaries and is eliminated during consolidation.

10.  Regulatory Actions:

     In January 1997, the BPU granted SJG a 9.62% rate of return on rate base, which included an 11.25% return on common equity. Additionally, SJG's threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation (Sharing Formula) increased. SJG keeps 100% of pre-tax margins up to the threshold level of $7.8 million and 20% of margins above that level. In 1998, the BPU revised the Sharing Formula to credit the first $750,000 above the current threshold level to the LGAC customers. Thereafter, SJG keeps 20% of the pre-tax margins as it has historically.

     In September 1999, the BPU approved an annual recovery level of $6.5 million for remediation costs expended from August 1995 through July 1998. This represents an annual increase of approximately $4.5 million over the recovery previously included in rates. In January 2000, the BPU approved the recovery of carrying costs on unrecovered remediation costs and a proposal by SJG to keep its current RAC rate in effect through October 2002. However, due to substantial RAC insurance recoveries, in October 2001, SJG filed for a RAC rate decrease. This proposal would reduce the annual recovery level to $4.2 million, if approved.

     Effective January 10, 2000, the BPU approved full unbundling of SJG's system. This allows all natural gas consumers to select their natural gas supplier. As of December 31, 2001, 39,998 of SJG's residential customers were purchasing their gas commodity from someone other than SJG. The bills of those using a gas supplier other than SJG are reduced for cost of gas charges and applicable taxes. SJG's net income, financial condition and margins are not affected as a result of the unbundling.

     The BPU approved a modification to SJG's LGAC whereby under-recovered gas costs of $11.9 million as of October 31, 1999, and carrying costs thereon, are being recovered over three years beginning January 2000.

     On November 16, 2000, the BPU approved an increase in SJG's LGAC in response to unprecedented natural gas price run-ups during 2000. The impact of the initial increase was approximately 19% to a typical residential heating customer. The BPU also approved the creation of a flexible pricing mechanism, allowing additional 2% increases each month from December 2000 through July 2001.

     On November 15, 2001, SJG filed for a $17.6 million reduction to its LGAC and for recovery of a 3-year net deficiency in the TAC amounting to $2.7 million. The BPU approved the LGAC reduction effective December 1, 2001. Also on December 1, 2001, SJG implemented recovery of its October 31, 2001 under-recovered gas costs. We will recover $48.9 million over three years including interest accrued since April 1, 2001. We will also recover interest for the 3-year amortization period at a rate of 5.7 5%.

11.  Pensions & Other Postretirement Benefits:

     SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to substantially all full-time, regular employees upon retirement. The other postretirement benefit plans provide health care and life insurance benefits to some retirees.

     The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." We deferred amounts accrued prior to that authorization and are amortizing them as allowed by the BPU. The unamortized balance of $4.2 million at December 31, 2001 is recoverable in rates. We are amortizing this amount over 15 years which started January 1998.

     Net periodic benefit cost related to the pension and other postretirement benefit insurance plans consisted of the following components:

                                         Thousands of Dollars
                               Pension Benefits            Other Benefits
                           2001     2000     1999      2001     2000     1999
                         -------  -------  -------   -------  -------  -------
Service Cost             $ 2,120  $ 1,988  $ 2,245   $ 1,063  $   996  $ 1,098
Interest Cost              4,923    4,577    4,211     1,898    1,746    1,593
Expected Return on
 Plan Assets              (5,314)  (4,790)  (4,280)     (895)    (726)    (675)
Amortization of
 Transition Obligation        72       72       72       772      772      772
Amortization of Loss
 (Gain) and Other            372      320      436        (3)     (78)       -
                         -------  -------  -------   -------  -------  -------
Net Periodic
 Benefit Cost            $ 2,173  $ 2,167  $ 2,684   $ 2,835  $ 2,710  $ 2,788
                         =======  =======  =======   =======  =======  =======


     A reconciliation of the Plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidated balance sheets follows:

                                               Thousands of Dollars
                                       Pension Benefits      Other Benefits
                                        2001      2000       2001      2000
                                      --------  --------   --------  --------
Change in Benefit Obligations:
Benefit Obligation at Beginning
 of Year                              $ 64,086  $ 59,530   $ 24,807  $ 22,841
  Service Cost                           2,120     1,988      1,063       996
  Interest Cost                          4,923     4,577      1,898     1,746
  Actuarial Loss and Other               4,606       991      1,606       311
  Benefits Paid                         (3,195)   (3,000)      (745)   (1,087)
                                      --------  --------   --------  --------
Benefit Obligation at End of Year     $ 72,540  $ 64,086   $ 28,629  $ 24,807
                                      ========  ========   ========  ========

Change in Plan Assets:
Fair Value of Plan Assets at
 Beginning of Year                    $ 60,084  $ 53,320   $ 11,970  $  9,472
  Actual Return on Plan Assets          (9,031)    7,261       (619)      652
  Employer Contributions                 2,500     2,503      2,859     2,933
  Benefits Paid                         (3,195)   (3,000)      (745)   (1,087)
                                      --------  --------   --------  --------
Fair Value of Plan Assets at
 End of Year                          $ 50,358  $ 60,084   $ 13,465  $ 11,970
                                      ========  ========   ========  ========

Funded Status                         $(22,182) $ (4,002)  $(15,164) $(12,837)
  Unrecognized Prior Service Cost        3,536     3,082          -         -
  Unrecognized Net Obligation
   Assets from Transition                  143       215      8,489     9,261
  Unrecognized Net Loss (Gain)
   and Other                            15,609    (2,516)       (63)   (3,186)
                                      --------  --------   --------  --------
Accrued Net Benefit Cost at
 End of Year                          $ (2,894) $ (3,221)  $ (6,738) $ (6,762)
                                      ========  ========   ========  ========


     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets as of December 31, 2001 were $38.1 million, $32.0 million and $27.9 million, respectively. As of December 31, 2000, the accumulated benefit obligations did not exceed plan assets.

     Assumptions used in the accounting for these plans were:

                                       Pension Benefits      Other Benefits
                                        2001      2000       2001      2000
                                      --------  --------   --------  --------
Discount Rate                            7.25%     7.75%      7.25%     7.75%
Expected Return on Plan Assets           9.00%     9.00%      7.50%     7.50%
Rate of Compensation Increase            4.10%     4.60%         -         -

     The assumed health-care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 2001 are: Medical and Drug -- 5.5% in 2001 for participants age 65 or older, remaining level thereafter; and 6.5% in 2001 for participants under age 65, grading to 5.5% in 2005; Dental -- 6.5% in 2001, grading to 5.5% in 2005.

     A 1% change in the assumed health-care cost trend rates for SJI's postretirement health care plans in 2001 would have the following effects:

                                                      Thousands of Dollars
                                                    1% Increase  1% Decrease

Effect on the aggregate of the service
 and interest cost components                         $   404         (331)
Effect on the postretirement benefit obligation       $ 3,182      $(2,642)


12.  Retained Earnings:

     Restrictions exist under various loan agreements regarding the amount of cash dividends or other distributions that SJG may pay on its common stock. SJI's total equity in its subsidiaries' retained earnings, which is free of these restrictions, was $65.4 million as of December 31, 2001.

13.  Unused Lines of Credit and Compensating Balances:

     Unused lines of credit available at December 31, 2001 were $42.6 million. Borrowings under these lines of credit are at market rates. The weighted borrowing cost, which changes daily, was 3.08% and 7.37% at December 31, 2001 and 2000, respectively. We maintain demand deposits with lending banks on an informal basis and they do not constitute compensating balances.

14.  Commitments and Contingencies:

     Construction and Environmental -- SJI's estimated net cost of construction and environmental remediation programs for 2002 totals $91.5 million. Commitments were made regarding some of these programs.

     Gas Supply Contracts -- SJG, in the normal course of business, has entered into long-term contracts for natural gas supplies, firm transportation and gas storage service. The earliest that any of these contracts expires is 2002. The transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.6 million per month, recovered on a current basis through the LGAC.

     Pending Litigation -- SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We accrue liabilities when these claims become apparent for amounts we believe these claims may be settled. We also maintain insurance and record probable insurance recoveries relating to outstanding claims. In management's opinion, the ultimate disposition of these claims will not have a material adverse effect on SJI's financial position, results of operations or liquidity.

     Standby Letters of Credit -- SJI provided a $17 million standby letter of credit to Marina District Development Corporation in support of Marina's contractual obligations to construct the thermal energy plant and to supply heat, hot water and cooling to The Borgata Resort. This letter of credit was reduced to $14.3 million as of December 31, 2001.

     As of December 31, 2001, SJI also provided $29 million of standby letters of credit supporting the variable rate demand bonds issued through the New Jersey Economic Development Authority by Marina. A commercial bank has committed to issuing up to $46 million of annually renewing letters of credit to support development of Marina's thermal plant project.

     Environmental Remediation Costs -- SJI incurred and recorded costs for environmental clean up of sites where SJG or its predecessors operated gas manufacturing plants. SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental clean up of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

     SJI successfully entered into settlements with all of its historic comprehensive general liability carriers regarding the environmental remediation expenditures at the SJG sites. Also, SJG purchased a Cleanup Cost Cap Insurance Policy limiting the amount of remediation expenditures that SJG will be required to make at 11 of its sites. This Policy will be in force for a 25-year period at 10 sites and for a 30-year period at one site. The following future cost estimates were reduced by projected insurance recoveries from the Cleanup Cost Cap Insurance Policy.

     Since the early 1980s, SJI accrued environmental remediation costs of $132.9 million, of which $80.1 million was spent as of December 31, 2001. With the assistance of a consulting firm, we estimate that future costs to clean up SJG's sites will range from $48.8 million to $143.5 million. We recorded the lower end of this range as a liability. It is reflected on the 2001 consolidated balance sheet under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site-specific requirements. The major portion of accrued environmental costs relate to the clean up of SJG's former gas manufacturing sites.

     SJG has two regulatory assets associated with environmental costs (See
Note 1). The first asset is titled Environmental Remediation Cost: Expended - Net. These expenditures represent what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of FASB Statement No. 71, "Accounting for the Effects of Certain Types of Regulation." The BPU allows SJG to recover expenditures through the RAC (See Note 10).

     The other asset titled Environmental Remediation Cost: Liability for Future Expenditures relates to estimated future expenditures determined under the guidance of FASB Statement No. 5, "Accounting for Contingencies." We recorded this amount, which relates to former manufactured gas plant sites, as a deferred debit with the corresponding amount reflected on the consolidated balance sheet under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities. The deferred debit is a regulatory asset under Statement No. 71. The BPU's intent, evidenced by current practice, is to allow SJG to recover the deferred costs after they are spent over 7-year periods.

     As of December 31, 2001, we reflected SJG's unamortized remediation costs of $12.8 million on the consolidated balance sheet under the caption Regulatory Assets. Since implementing the RAC in 1992, SJG has recovered $29.2 million through rates (See Note 10).

     With Morie's sale, EMI assumed responsibility for environmental liabilities estimated between $2.7 million and $8.8 million. The information available on these sites is sufficient only to establish a range of probable liability and no point within the range is more likely than any other. Therefore, EMI continues to accrue the lower end of the range. Changes in the accrual are included in the statements of consolidated income under the caption Loss from Discontinued Operations - Net.

     SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for SJI's site range between $0.1 million and $0.4 million, while SJF's estimated liability ranges from $1.1 million to $4.9 million for its three sites. We recorded the lower ends of these ranges on the 2001 consolidated balance sheet under Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 2001.


Quarterly Financial Data
(Unaudited)

Summarized quarterly results of SJI's operations, in thousands except for per share amounts:

                                                  2001 Quarter Ended                              2000 Quarter Ended
                                      March 31    June 30   Sept. 30    Dec. 31       March 31    June 30   Sept. 30    Dec. 31
                                      ---------  ---------  ---------  ---------      ---------  ---------  ---------  ---------
Operating Revenues                    $ 341,939  $ 217,863  $ 107,646  $ 169,893      $ 167,189  $  88,150  $  75,069  $ 183,539
                                      ---------  ---------  ---------  ---------      ---------  ---------  ---------  ---------
Expenses:
  Operation and Maintenance
   Including Fixed Charges              300,760    216,294    112,435    151,787        130,153     86,710     80,309    163,046
  Income Taxes                           15,482        127     (2,387)     6,073         13,634        242     (2,545)     7,380
  Energy and Other Taxes                  4,476      1,908      1,446      2,775          4,383      2,078      1,700      3,452
                                      ---------  ---------  ---------  ---------      ---------  ---------  ---------  ---------
Total Expenses                          320,718    218,329    111,494    160,635        148,170     89,030     79,464    173,878
                                      ---------  ---------  ---------  ---------      ---------  ---------  ---------  ---------
Other Income                                513        310         72       (191)            63        863        410          -
                                      ---------  ---------  ---------  ---------      ---------  ---------  ---------  ---------
Income (Loss) from
 Continuing Operations                   21,734       (156)    (3,776)     9,067         19,082        (17)    (3,985)     9,661

Discontinued Operations - Net              (200)       (84)       (36)      (135)          (101)      (119)      (133)      (204)
Cumulative Effect of a Change in
 Accounting Principle - Net                 148          -          -          -              -          -          -          -
                                      ---------  ---------  ---------  ---------      ---------  ---------  ---------  ---------
Net Income (Loss) Applicable
 to Common Stock                      $  21,682  $    (240) $  (3,812) $   8,932      $  18,981  $    (136) $  (4,118) $   9,457
                                      =========  =========  =========  =========      =========  =========  =========  =========

Earnings Per Common Share (1)
 (Based on Average Shares
 Outstanding):
  Continuing Operations                    1.88      (0.01)     (0.32)      0.76           1.69          -      (0.35)      0.84
  Discontinued Operations - Net           (0.02)     (0.01)         -      (0.01)         (0.01)     (0.01)     (0.01)     (0.02)
  Cumulative Effect of a Change in
   Accounting Principle - Net              0.01          -          -          -              -          -          -          -
                                      ---------  ---------  ---------  ---------      ---------  ---------  ---------  ---------
Earnings Per Common Share             $    1.87  $   (0.02) $   (0.32) $    0.75      $    1.68  $   (0.01) $   (0.36) $    0.82
                                      =========  =========  =========  =========      =========  =========  =========  =========

Average Shares Outstanding               11,583     11,670     11,769     11,841         11,284     11,361     11,462     11,498


(1) The sum of the quarters for 2001 and 2000 does not equal the year's total due to rounding.
NOTE: Because of the seasonal nature of the business, statements for the 3-month periods are not indicative of the results for a full year.



Market Price of Common Stock and Related Information


Quarter Ended   Market Price Per Share   Dividends Declared      Quarter Ended   Market Price Per Share   Dividends Declared
2001            High        Low          Per Share               2000            High        Low          Per Share
March 31        $ 32.25     $ 27.60      $ 0.370                 March 31        $ 29.63     $ 27.56      $ 0.365
June 30         $ 31.55     $ 29.05      $ 0.370                 June 30         $ 28.81     $ 24.50      $ 0.365
Sept. 30        $ 32.96     $ 29.30      $ 0.370                 Sept. 30        $ 29.25     $ 26.06      $ 0.365
Dec. 31         $ 34.10     $ 30.41      $ 0.370                 Dec. 31         $ 30.13     $ 28.25      $ 0.365



These quotations are based on the list of composite transactions of the New York Stock Exchange.  Our stock is traded on the New York Stock Exchange under the symbol SJI.  We have declared and expect to continue to declare regular quarterly cash dividends.  As of December 31, 2001, the latest available date, our records indicate that there were 8,663 shareholders.



South Jersey Gas Company
Comparative Operating Statistics


                                              2001         2000         1999         1998         1997
                                            ---------    ---------    ---------    ---------    ---------
Operating Revenues (Thousands):
  Firm
    Residential                             $ 201,531    $ 172,418    $ 152,946    $ 147,274    $ 176,717
    Commercial                                 76,416       49,669       35,064       36,328       60,418
    Industrial                                  4,250        5,265        4,879        4,175        5,535
    Cogeneration & Electric Generation          7,405       11,016        8,496        8,119        5,249
    Firm Transportation                        29,565       38,213       33,125       24,893       15,966
                                            ---------    ---------    ---------    ---------    ---------
      Total Firm Revenues                     319,167      276,581      234,510      220,789      263,885

    Interruptible                               1,485        1,695        1,645        2,506        6,085
    Interruptible Transportation                1,268        1,531        1,724        2,598        3,507
    Off-System                                145,530      160,208      104,142       62,578       39,403
    Capacity Release & Storage                  5,596        4,411        4,193        6,031        8,533
    Other                                       2,871        1,877        3,304        3,395        5,291
    Intercompany Sales                        (30,257)     (14,662)      (5,211)      (1,032)         (71)
                                            ---------    ---------    ---------    ---------    ---------
      Total Operating Revenues              $ 445,660    $ 431,641    $ 344,307    $ 296,865    $ 326,633
                                            =========    =========    =========    =========    =========

Throughput (MMcf):
  Firm
    Residential                                17,390       19,124       17,741       16,979       19,955
    Commercial                                  7,544        6,191        4,634        4,826        8,067
    Industrial                                    248          282          246          348          733
    Cogeneration & Electric Generation          1,519        2,046        2,316        2,373        1,230
    Firm Transportation                        22,085       26,114       25,143       22,336       20,196
                                            ---------    ---------    ---------    ---------    ---------
      Total Firm Throughput                    48,786       53,757       50,080       46,862       50,181
                                            ---------    ---------    ---------    ---------    ---------

  Interruptible                                   207          207          383          694        1,345
  Interruptible Transportation                  2,638        3,022        3,628        6,049        7,586
  Off-System                                   30,117       38,097       42,480       26,916       14,462
  Capacity Release & Storage                   27,187       37,445       29,247       27,319       36,382
                                            ---------    ---------    ---------    ---------    ---------
      Total Throughput                        108,935      132,528      125,818      107,840      109,956
                                            =========    =========    =========    =========    =========

Number of Customers at Year End:
  Residential                                 268,046      261,621      254,601      248,210      242,132
  Commercial                                   19,542       19,319       18,894       18,457       18,037
  Industrial                                      420          410          404          398          398
                                            ---------    ---------    ---------    ---------    ---------
      Total Customers                         288,008      281,350      273,899      267,065      260,567
                                            =========    =========    =========    =========    =========

Maximum Daily Sendout (MMcf)                      326          375          324          314          355
                                            =========    =========    =========    =========    =========

Annual Degree Days                              4,495        4,942        4,468        4,110        4,829
                                            =========    =========    =========    =========    =========

Normal Degree Days *                            4,625        4,639        4,664        4,708        4,728
                                            =========    =========    =========    =========    =========


* Average degree days recorded in SJG's service territory during 20-year period ended June 30 of prior year.


South Jersey Industries Board of Directors.

Shirli M. Billings, Ph.D.
Director since 1983, Age 61 (1, 4, 5*)
President, Leadership Learning Academy, Lakeland, Fla.

Charles Biscieglia
Director since 1998, Age 57 (3+, 4*, 5+)
Chairman, President and CEO of South Jersey Industries and
President and CEO of South Jersey Gas, Folsom, N.J.

Sheila Hartnett-Devlin
Director since 1999, Age 43 (1, 2)
Executive Vice President of Fiduciary Trust Company International,
New York, N.Y.

Richard L. Dunham
Director since 1984, Age 72 (2, 4, 5)
Former Chairman of the Board, now retired
Former Chairman of the Federal Power Commission
(now the Federal Energy Regulatory Commission), Washington, D.C.

W. Cary Edwards
Director from April 1990 to January 1993 and
September 1993 to present, Age 57 (2, 3, 4)
Managing Partner, law firm of Edwards & Caldwell, Hawthorne, N.J.

Thomas L. Glenn, Jr.
Director since 1986, Age 67 (1, 3*, 4)
Co-Chairman and Treasurer, Glenn Insurance, Inc., Absecon, N.J.

Herman D. James, Ph.D.
Director since 1990, Age 58 (1*, 2, 5)
Distinguished Professor, Rowan University, Glassboro, N.J.

Clarence D. McCormick
Director since 1979, Age 72 (2*, 4, 5)
Retired Chairman and CEO of The Farmers and Merchants
National Bank of Bridgeton, N.J. and Retired Chairman and
President of Southern Jersey Bancorp of Delaware, Bridgeton, N.J.

Frederick R. Raring
Director since 1995, Age 64 (1, 3, 5)
President, Seashore Supply Company, Ocean City, N.J.

Keith S. Campbell
Director since 2000, Age 47 (3, 5)
Chairman, Mannington Mills, Salem, N.J.

1       Audit Committee
2       Compensation/Pension Committee
3       Environmental Committee
4       Executive Committee
5       Nominating Committee
*       Committee Chair
+       Ex Officio



South Jersey Industries Officers.

Charles Biscieglia
Chairman, President and CEO

George L. Baulig
Vice President and Corporate Secretary

Edward J. Graham
Vice President

David A. Kindlick
Vice President and Treasurer

Albert V. Ruggiero
Vice President

Richard H. Walker, Jr.
Assistant Secretary

South Jersey Gas Officers.

Charles Biscieglia
President and CEO

George L. Baulig
Sr. Vice President & Corporate Secretary

Richard J. Jackson
Sr. Vice President, Operations

David A. Kindlick
Sr. Vice President, Finance & Treasurer

Janet T. Nickels
Sr. Vice President, Gas Sales & Customer Services

Albert V. Ruggiero
Sr. Vice President, Corporate Development

Julius J. Bodrog
Vice President, Risk Management

Patrick T. Finnigan
Vice President, Information Systems

Samuel A. Pignatelli
Vice President, Data Processing & Materials Management

Earl H. Siegman
Vice President, Economic Development

Charles F. Dippo
Assistant Vice President, Engineering Services

Anthony M. Tetto
Assistant Vice President, Distribution Operations

Richard H. Walker, Jr.
Assistant Secretary



Dividend Reinvestment Plan

     SJI's Dividend Reinvestment Plan provides record shareholders of SJI's common stock with a way to increase their investment in the company without payment of any brokerage commission or service charge.

     Shareholders participating in the Plan may purchase shares of common stock by the automatic reinvestment of dividends and optional purchases. The Plan is now available to any person who, upon enrollment, agrees to become a shareholder by purchasing at least $100 of SJI common stock. Optional purchases may be made up to a maximum of $100,000 in any calendar year as prescribed in the Plan.

     Shares of common stock offered through the Plan are newly issued or treasury common stock that the Plan acquires directly from SJI currently at a 2 percent discount. The price will be 98 percent of the average of the closing sale prices for SJI's common stock for each of the last 12 days the common stock was traded prior to the purchase date, as published in The Wall Street Journal. The offer and sale of shares under the Plan will be made only through a prospectus, obtainable by contacting the Shareholder Records Department.



Direct Deposit of Dividends (Electronic Funds Transfer)

     Stockholders of record can have immediate access to dividend funds. Your dividend funds can be deposited directly into your checking or savings account. Confirmation of dividend receipts will appear on your monthly bank statements.



     South Jersey Industries stock is traded on the New York Stock Exchange under the trading symbol, SJI. The information contained herein is not given in connection with any sale or offer of, or solicitation of an offer to buy, any securities.

                             - Inside Back Cover -




1 South Jersey Plaza
Folsom, New Jersey  08037-9917
www.sjindustries.com
609-561-9000




                                 - Back Cover -