Form 10-K, Exhibit 13
period 2002-12-31
SOUTH JERSEY INDUSTRIES INC
filed 2003-03-14
CIK 91928

Exhibit 13


                                   SJI today
                       2002 Annual Report to Shareholders



                                                                  Defining SJI's
                                                             Family of Companies
                                                                          page 5

                                                            What's Ahead for SJI
                                                                          page 6



                               Still Rock Solid.


South Jersey Industries
        Where we put all of our energy



                                   - Cover -


SJI Corporate Headquarters
1 South Jersey Plaza
Folsom, NJ 08037-9917
609-561-9000
TDD only 1-800-547-9085
www.sjindustries.com

Transfer Agent and Registrar
Wachovia Equity Services Group
Corporate Trust Client Services NC 1153
1525 West W. T. Harris Blvd. 3C3
Charlotte, NC  28288-1153

Dividend, Dividend
Reinvestment and Other
Shareholder Inquiries
South Jersey Industries
Shareholder Records Department
Toll-free 1-888-SJI-3100
sharehld@sjindustries.com

Investor Relations
Stephen H. Clark, Director
609-561-9000 ext. 4260
investorrelations@sjindustries.com

Annual Meeting Information
The Annual Meeting of
Shareholders will be held
Thursday, April 17, 2003
at 10:00 a.m. at Renault Winery,
72 North Bremen Avenue,
Egg Harbor/Galloway, NJ.



                                Table of Contents

                  1 Financial Highlights
                  2 Chairman's Letter to Shareholders
                 12 Management's Discussion
                 18 Consolidated Financial Statements
                 22 Notes to Consolidated Financial Statements
                 30 Quarterly Financial Data
                 31 Comparative Operating Statistics
                 32 SJI Directors and Officers


                                - Inside Cover -


2002 Highlights

Five-Year Summary of Selected Financial Data
(In Thousands Where Applicable)

                                                                         South Jersey Industries, Inc. and Subsidiaries
                                                                                      Year Ended December 31,

                                                                        2002         2001         2000         1999         1998
                                                                    ----------   ----------   ----------    ---------   ----------
Operating Results:
  Operating Revenues                                                $  505,126   $  545,986   $  512,616    $ 389,454   $  330,649
                                                                    ==========   ==========   ==========    =========   ==========
  Operating Income                                                  $   69,075   $   68,544   $   65,464    $  60,228   $   46,634
                                                                    ==========   ==========   ==========    =========   ==========
  Income Applicable to Common Stock:
    Continuing Operations                                           $   29,412   $   26,869   $   24,741    $  21,962   $   13,506
    Discontinued Operations-- Net (1)                                     (424)        (455)        (557)        (274)      (2,520)
    Cumulative Effect of a Change in
     Accounting Principle-- Net                                             --          148           --           --           --
                                                                    ----------   ----------   ----------    ---------   ----------
      Net Income Applicable to Common Stock                         $   28,988   $   26,562   $   24,184    $  21,688   $   10,986
                                                                    ==========   ==========   ==========    =========   ==========
Total Assets                                                        $1,011,760   $  989,429   $  869,979    $ 766,925   $  748,095
                                                                    ==========   ==========   ==========    =========   ==========
Capitalization:
  Common Equity                                                     $  237,792   $  220,286   $  201,739    $ 185,275   $  169,234
  Preferred Stock and Securities of
   Subsidiary                                                           36,690       36,690       36,804       37,044       37,134
  Long-Term Debt                                                       238,016      259,247      204,981      183,561      194,710
                                                                    ----------   ----------   ----------    ---------   ----------
      Total Capitalization                                          $  512,498   $  516,223   $  443,524    $ 405,880   $  401,078
                                                                    ==========   ==========   ==========    =========   ==========
Ratio of Operating Income to Fixed Charges                                 3.3          2.9          2.7          2.5          2.0
                                                                    ==========   ==========   ==========    =========   ==========
Earnings Applicable to Common Stock -- Basic
  (Based on Average Shares):
  Continuing Operations                                             $     2.44   $     2.29   $     2.17    $    2.01    $    1.25
  Discontinued Operations-- Net (1)                                      (0.03)      (0.03)        (0.05)       (0.02)       (0.23)
  Cumulative Effect of a Change
   in Accounting Principle -- Net                                          --          0.01           --           --           --
                                                                    ----------   ----------   ----------    ---------   ----------
       Basic Earnings per Common Share                              $     2.41   $     2.27   $     2.12    $    1.99    $    1.02
                                                                    ==========   ==========   ==========    =========   ==========
Return on Average Common Equity (2)                                       12.8%        12.7%        12.8%        12.4%         7.9%
                                                                    ==========   ==========   ==========    =========   ==========
Share Data:
        Number of Shareholders of Record                                   8.4          8.7          9.1          9.7         10.4
        Average Common Shares                                           12,038       11,716       11,401       10,922       10,776
        Common Shares Outstanding at Year End                           12,206       11,861       11,500       11,152       10,779
        Dividend Reinvestment Plan:
             Number of Shareholders                                        5.1          5.0          5.0          5.4          5.5
             Number of Participating Shares                              1,304        1,280        1,273        2,518        1,371
        Book Value at Year End                                      $    19.48   $    18.57   $    17.54    $   16.61    $   15.70
        Dividends Declared                                          $     1.51   $     1.48   $     1.46    $    1.44    $    1.44
        Market Price at Year End                                    $    33.02   $    32.60   $    29.75    $   28.44    $   26.19
        Dividend Payout (3):
                From Continuing Operations                                60.9%        63.9%        66.6%        71.0%       114.9%
                From Total Net Income                                     61.8%        64.6%        68.1%        71.9%       141.2%
        Market-to-Book                                                     1.7          1.8          1.7          1.7          1.7
        Price Earnings Ratio (2)                                          13.5         14.2         13.7         14.1         20.9





(1) Represents discontinued business segments: appliance merchandising operations discontinued in 2001, wholesale electric operations discontinued in 1999, construction operations sold in 1997, sand mining and distribution operations sold in
    1996 and fuel oil operations with related environmental liabilities in 1986 (See Note 3 to Consolidated Financial Statements).
(2) Calculated based on Income from Continuing Operations.
(3) Dividends declared for the fourth quarter are typically paid in early January of the following year. However, in 2002, the dividend declared for the fourth quarter was paid in December, resulting in five quarterly dividends paid in 2002. For comparability, the payout ratios for 2002 are based on the first four quarterly dividends paid in 2002.

Dear Shareholders,

"SJI is a small investment gem. With a combination of strong management, a well-run utility and a thoughtful and effective mix of unregulated businesses, it fits our portfolio very well. The company also understands the importance of the dividend and appears committed to an annual increase. This enhances its ability to provide total return to its investors."

Kathleen Vuchetich, Vice President, W. H. Reaves & Company, Inc.


We are strong.

     We're extremely pleased to report that South Jersey Industries achieved record net income and earnings per share from continuing operations for the fourth consecutive year. Consolidated net income from continuing operations reached $29.4 million compared with $26.9 million in 2001, a 9.5 percent increase. Earnings per share from continuing operations rose to $2.44 from $2.29 in 2001, delivering 6.6 percent EPS growth.

     Exceptional performance by our utility and non-regulated businesses made our success possible. South Jersey Gas surpassed its 2001 earnings, contributing 79 percent to SJI's net income. Our non-regulated businesses outperformed our expectations exceeding last year's performance by 16 percent, contributing 21 percent to SJI's bottom line.

     The key drivers for our utility's earnings improvement -- customer growth, off-system natural gas sales and strong performance by our appliance service business line -- propelled SJG to exceed last year's earnings despite a weak national economy and a year that was warmer than normal. Lower interest expense and cost savings initiatives also positively impacted SJG's net income.

     On the non-regulated side, South Jersey Energy continued to dominate the competition in residential retail natural gas sales adding 40,581 customers in 2002 for a total of 72,902 customers, which is a remarkable 125 percent increase in the 12-month period. Wholesale natural gas sales continued to be strong for South Jersey Resources Group and increased meter reads at a lower cost enabled Millennium Account Services to excel this year.

Return on Investment

     On top of our earnings achievements, the underlying strength of SJI's stock price was confirmed amidst the unnerving turmoil in the stock market. With the Dow Jones Industrial Average suffering through its third year of decline in another down year for equities, SJI's stock held its own finishing at $33.02. This was our fifth consecutive year of improvement in year-end price. SJI remained a highly preferred investment for shareholders seeking stable income with an element of proven and consistent growth.
Thanks to the creativity and work ethic of our employees and strict adherence to our strategy, shareholders realized a total return of 6 percent in 2002 that exceeded both the Standard & Poors utility average, which lost 30 percent, and the S&P 500 average, which lost 22 percent. For the past five years, SJI's compounded total return of 7 percent compared favorably with the loss on the S&P utility average of 4 percent and the loss on the S&P 500 average of 1 percent.

     Shareholders and analysts stress the importance of SJI's dividend and we clearly hear this message. We're proud to report that 2002 was SJI's 51st consecutive year of paying dividends and the fourth consecutive year of increasing the dividend. At the same time, we reduced our dividend payout ratio. Based on our confidence in our future performance, in November, we increased the dividend by 4 cents per share. The dividend increase not only underscores our strong performance over the past few years and our confidence in our potential, but also reinforces our future expectations of 6 to 7 percent annualized earnings per share growth.

Our Strategy at Work

     During the American Gas Association's financial forum held in the spring, industry analysts praised SJI's management for our strategy -- to focus on delivery of complementary energy-related products and services within acceptable risk parameters, to customers and prospects. When we adopted this strategy in 1998, we envisioned a steadily growing company from core utility operations with complementary non-utility earnings streams to enhance profits and create value for you, our shareholders.

We attribute our success over the past four years to:

      * Following a consistent strategy that relies on SJI's intrinsic strengths;
      * Conducting business in markets we understand;
      * Targeting areas where we have broad name recognition;

      * Strengthening customer relationships;
      * Reassessing business lines and introducing products and services our customers want while maintaining a moderate risk profile;
      * Revising the Temperature Adjustment Clause to ensure earnings stability regardless of weather conditions;
      * Using demonstrated in-house expertise or obtaining that expertise very cost effectively through long-established business relationships for every product or service we offer; and
      * Contributing to our communities.

     After four years of record earnings and four dividend increases, it's clear we're a different company, our strategy is working, and we have great potential to continue growing the company using a strategy that will ensure SJI remains a rock solid investment you can count on.

What's Ahead

     We realize many of you rely on SJI for stable income and we will continue protecting your investment by maintaining the delicate balance we've achieved between the stable, low-risk utility and our moderate risk non-regulated businesses. We accept a moderate level of risk because we can control it through the types of investments we make. It's important to note that we invest in tangible assets and facilities and those investments are predicated upon long-term contracts with secure long-term returns -- that is what distinguishes us from many other companies.

     No project better illustrates our strategy than the Marina Energy thermal facility in Atlantic City, which is providing hot and chilled water for The Borgata Resort's heating, cooling and domestic hot water needs. The thermal plant affords four of SJI's subsidiaries an opportunity to fulfill the casino's energy needs for the next 20 years. Marina owns and operates the facility, SJE provides the commodity, SJG delivers the natural gas and SJRG provides the risk management services for the commodity purchase and delivery.

     We want to ensure you understand that when it comes to taking on and managing risk our corporate philosophy remains unchanged. This past year, investor confidence in public corporations was affected by a few visible large companies that engaged in clearly unethical behavior causing billions of dollars in investor losses. With SJI's 10-member board being comprised of nine independent directors in addition to me, you can be confident in the board's oversight of your company. Rest assured that SJI's management conducts its business guided by the highest set of principles with honesty and integrity at the forefront of every decision we make, and that the information being presented to you is correct and accurately represents the company's financial position.

     We know who we are; we know what we do well. Our strategy is focused on the goal of maximizing shareholder returns from a low to moderate risk platform. We believe we achieve this through the dedication of our resources in our region, southern New Jersey, and by staying within our field of expertise and competency -- energy. We see no reason to change this strategy.

     We thank you for your continued faith in our ability to grow your company and our employees for their innovative thinking and willingness to embrace the changes necessary to continue being a Rock Solid investment for many years to come.

     On behalf of the SJI family, we wish to express our sadness at the passing of Thomas L. Glenn, Jr., who for nearly 16 years served on SJI's board of directors with true compassion and endless enthusiasm. We're deeply grateful for Tom's expert guidance. Selfless in his giving, untiring in his spirit, Tom will forever be remembered as a leader, a friend and a gentleman.

Sincerely,



Charles Biscieglia
Chairman, President and CEO,
South Jersey Industries
February 19, 2003

                                South Jersey Gas


                South Jersey                     South Jersey
               Resources Group                      Energy



                         Marina Energy       Millennium
                                          Account Services

Defining SJI

Consistent with our strategy, each of SJI's companies continues to be a positive contributor to earnings while providing superior products and services to customers. Each company successfully markets to customers who recognize and value our brand; and each seeks to identify profitable opportunities where customers can benefit from our total energy management approach. Before we describe their achievements and outlook for the future, we want to provide a glimpse of the broad array of high quality, energy-related services that make SJI the energy company of first choice for consumers, shareholders and employees.

                               We are dependable.

South Jersey Gas

     The regulated utility remains the core and foundation of SJI's business. SJG safely and reliably delivers natural gas to an ever-expanding customer base that reached nearly 300,000 residential, commercial and industrial customers in N.J.'s seven southern counties in 2002. Through its Gas Supply and Off-System Sales functions, SJG sells natural gas to wholesale customers in the interstate market and manages our pipeline and storage assets. SJG and its core utility customers share the earnings from off-system sales.

     A growing business line within SJG, the Appliance Service Business provides quality repair work on household and commercial appliances at competitive prices and also offers warranty and preventive maintenance programs under the Service Sentry brand. This year, the ASB established relationships with several reputable vendors with whom we can now offer duct cleaning and water heater replacements to a growing list of valued customers.

South Jersey Energy

     SJE is a licensed, deregulated energy supplier for residential, commercial and industrial customers. Through N.J.'s Energy Choice Program, SJE markets retail gas supplies at a savings versus the utility's price. To enhance SJE's marketing efforts, its Community Rewards Program enables community organizations to earn money to support their projects in exchange for providing SJE with profitable retail customers.

     A full service energy consultant, SJE offers energy management services, energy efficiency audits, lighting upgrades and retrofits, and energy-efficient HVAC design and construction. This helps businesses save money and focus their valuable time and resources on their own customers.
SJE also sells natural gas to Atlantic City casinos and owns a 50 percent interest in AirLogics, LLC, which provides companies with a patented real-time environmental air monitoring system.

South Jersey Resources Group

     SJRG is a wholly owned non-utility subsidiary of SJI. Formed in 1996, SJRG provides wholesale natural gas trading, sales, storage management, peaking services, transportation capacity and natural gas portfolio management. SJRG also provides commodity risk management services to other SJI subsidiaries.

     Energy marketers, electric and gas utilities and natural gas producers are included in an extensive customer base. SJRG competes with other marketers/brokers in the sale of wholesale natural gas services mainly in the mid-Atlantic and southern regions of the country.

Marina Energy

     Marina is in the business of developing energy-related projects in southern N.J. To date, Marina's largest project is the development and operation of a thermal facility to provide cooling, heating, hot water and electricity to The Borgata Resort in Atlantic City. The resort, scheduled to open in summer 2003, has contracted with Marina for the next 20 years. The thermal facility is capable of supporting future development in the Renaissance Pointe area of Atlantic City, which remains the most attractive area in the city for future casino resort development. Having many of the same attributes as a utility, Marina's investments are in tangible assets and facilities, with revenue streams supported by long-term contracts with secured returns. Other Marina projects include a cogeneration facility in southern N.J. and the ownership and operation of a heating and cooling plant within an existing commercial facility.

Millennium Account Services

     SJI has a joint venture investment with Conectiv Solutions, LLC in Millennium Account Services, LLC. Millennium provides meter-reading services to SJG and Conectiv Power Delivery, the electricity provider in much of southern N.J. Economies of scale derived from this venture have resulted in significant cost savings to the utilities while at the same time improving productivity, accuracy and customer satisfaction.

SJI In-depth

     In describing our strategy, it's important to recognize our utility, SJG, as our core line of business. SJG represents the basis of our experience and expertise, and generates nearly 80 percent of our earnings. As we've embarked upon new businesses, offered new services and created new sources for earnings growth, we've effectively drawn upon that experience to add value, year after year, for our shareholders.

                               We are rock solid.

     For each product or service we provide, we either possess an internal, demonstrated expertise or have carefully established relationships with businesses that have a proven track record of superior products or services. Importantly, our principal markets are geographically located in an area where our name is recognized and valued. We've kept South Jersey in our name for a reason -- it's the area we know and the area where we're known and respected.

Market Growth

Growth Potential in Region is Our Greatest Asset

     Bolstered by a strong regional economy, consistent increases in employment opportunities and available land for development, the seven-county area in southern N.J. continues to be our most valuable corporate asset. While many parts of the country and many industries felt the economic crunch during 2002, the relative strength of our regional economy set the stage for our companies to add customers and expand our businesses.

     Geographically, South Jersey benefits considerably from its proximity to the metropolitan centers of Philadelphia and Atlantic City. Portions of our western region, considered part of the Greater Philadelphia Metropolitan area, are targeted growth areas for housing developments and new businesses. Manufacturers or purveyors of sand, glass, farm products, paints, chemicals and petroleum products are prevalent in the western and southern sectors of the service territory. New commercial establishments and high technology industrial parks and complexes are part of this area's economic growth as well. A modest increase in housing was also experienced in the western region of our service area in 2002.

     The ongoing construction of new homes in the eastern corridor of our region continues to be fueled by the Atlantic City casino industry. In the same way that Gloucester County in the west benefits from its proximity to Philadelphia, Atlantic and Cape May Counties directly benefit from the employment, housing, business and commercial ventures fostered by the gaming industry. In 2002, housing starts in the eastern portion of our service area increased by 3 percent. With several casino expansions underway and more slated for 2003 and beyond, gaming presents a strong and steady catalyst for growth and development in our eastern region for the foreseeable future.

     Our utility business is preparing for future growth by investing in new underground assets and improving the existing natural gas infrastructure. Ongoing improvements to these natural gas facilities, needed for safe and adequate service to SJG's customers, will provide SJI's companies with future projects and prospects in southern N.J.

     Beyond this extremely attractive South Jersey market, northern N.J., Pa. and Del. offer tremendous opportunities for future wholesale and retail gas sales and energy services.

SJI's Market Segments

Residential and Small Commercial -- Cultivating Growth, Promoting Synergy

     The residential and small commercial market represents about 83 percent of SJG's sales margins and 78 percent of SJE's sales margins. New construction represents 81 percent of residential customer growth for SJG and each new gas customer is a new prospect for SJE as well as for SJI's other companies.

Using this strategy we've found an effective way to increase SJI's revenue. Overall, in areas where natural gas facilities were available, about 95 percent of new homes constructed in 2002 selected natural gas for heating and other residential applications. This obvious preference for natural gas translated into customer additions of 8,366 this year, a growth rate of
2.9 percent, which exceeds the national average and made SJG the fastest growing gas utility in N.J.

     Beyond new construction, the conversion market continues to represent a meaningful growth opportunity. This year, about 19 percent of SJG's growth came from conversions from other fuels. Propelled by a re-engineered sales function, an aggressive no-money-down financing campaign and successful alliances with independent HVAC contractors, SJG added 1,802 conversion customers in 2002. Capitalizing on these strengths we're prepared to reach our target of 2,500 new conversion customers in 2003.

     New and conversion customers together increased SJG's customer base to 296,374 at year-end. In a region of 550,000 households, SJG has a saturation rate of 54 percent, placing us in an enviable position to capture a greater market share. SJG will also reach an important milestone in 2003, when we add our 300,000th natural gas customer.

     The strong and steady residential growth in our service area provides a platform for growth in the small commercial market sector. Construction of residential housing promotes the development of many new commercial enterprises serving those consumers. In 2002, we exceeded our expectations for new commercial sales volumes, adding approximately 683,700 decatherms to annual throughput.

     SJE, our state's first and most successful non-utility energy marketer, significantly increased its residential customer base capturing a record 40,581 new customers in 2002, an extraordinary 125 percent increase over 2001. At year-end, nearly 73,000 residential customers had chosen SJE as their natural gas supplier. SJE's success resulted from a broad strategy including mass marketing techniques for the residential and small commercial markets; several direct marketing networks selling face-to-face; and telemarketing. Successfully applying these varied approaches, SJE more than quadrupled its commercial customer base during 2002. With more homes and businesses using natural gas as their fuel of choice and a yet-to-be captured market of over 200,000 homes, SJE has ample opportunity to grow for years to come.

Large Commercial and Industrial -- Building Relationships, Fostering
Opportunities

     Following the re-engineering of our sales function, we witnessed substantial returns on our investment in 2002. The sales force renewed its focus on forging new relationships and bolstering existing alliances. In doing so, we made significant inroads into the large commercial and industrial sectors.

Casinos

     With deregulation, advancing technologies, new market entrants and a myriad of energy services from which to choose, the energy industry is increasingly complex. To navigate through these choices many companies and, in some cases, entire industries are hiring specialists to evaluate and design optimal energy solutions. SJI's approach to total energy management, coupled with our expertise and reputation, places us in a unique position to fill this role in our region. No better example of this trend exists than the Atlantic City casino industry. With nearly $1.4 billion in expansion or new construction projects planned or currently underway, the casino industry is fueling growth in all sectors of our regional economy. As the industry continues to make substantial investments in bricks and mortar, it fuels broader economic development, creating new opportunities for SJI. The casinos themselves are valued clients of one or more of SJI's companies, and several are looking to us as their energy specialists and partners.
The following projects highlight the products and services we provide and the relationships we have with key players in the Atlantic City gaming industry.

     Marina provided a new and different investment opportunity for SJI in supplying The Borgata Resort with a comprehensive solution to meet its energy needs. Reliability, efficiency and The Borgata's desire to use every square foot of its facility advantageously were critical elements as we considered their needs. Our solution was an off-site thermal plant fueled by natural gas that would also house back-up electric generation to be built and managed by Marina. This facility is already providing heat to The Borgata as the interiors of the resort are well underway to meeting a scheduled grand opening in the summer of 2003. Joining Marina to deliver the total energy management solution needed by this important customer are three other SJI companies, all dedicated to serving the customer's needs in a well-integrated and transparent manner.

     The Marina thermal facility, designed for expansion, will be able to serve the expected development at Atlantic City's Renaissance Pointe. Marina has been in discussions with MGM for a new casino resort facility planned in the Renaissance Pointe area. Preliminary designs announced by MGM indicate a facility at least equal in size to The Borgata. Beyond MGM, an additional parcel of land zoned for casino development is available to support a new gaming house or the expansion of an existing property.

     Resorts International, Inc. is a new energy services client for Marina. Under a 20-year agreement, we provide heating, cooling, and customer comfort systems for its Atlantic City-based casino hotel. Marina now operates the steam and chilled water production facilities at Resorts after upgrading the production facilities and equipment to improve their efficiency.
At Resorts, SJE also has a 5-year commodity contract and SJRG provides the risk-management of the facility's long-term natural gas supplies. Engaging SJI as its energy partner enables customers like Resorts to better apply their human resources to their primary business activities while we deliver the best energy solutions and value to them.

     Expansion projects at the Tropicana, Resorts and Showboat casinos are valued at $440 million. Each translates directly into additional natural gas load and potential new business for SJI's companies. This growth leads indirectly to new jobs, new employees, new housing and new commercial services -- an economic multiplier effect we've previously experienced.

Cogeneration

     An 8-megawatt plant constructed by floor-covering giant Mannington Mills became the fifth cogeneration facility being served by SJI. The unit doubles the natural gas used by the flooring manufacturer and provides an efficient energy solution to meet its needs. SJE, with commodity management support from SJRG, is supplying the gas needed to operate the plant, which generated $1.1 million in revenue in 2002.

     Pharmaceutical materials manufacturer Johnson Matthey finalized plans with Marina for the design and construction of a $9 million cogeneration facility at its West Deptford, N.J. plant. The cogen unit will produce six megawatts of electricity and 10,000 lbs. per hour of steam. In addition, a 1,200-horsepower boiler will be installed to meet the plant's growing needs. Marina will also manage this facility, which is expected to be fully operational in 2003.

Hospitals

     An example of our successful conversion efforts includes South Jersey Health System's planned regional medical center. SJHS, a long-time user of oil as its primary fuel source, was impressed with our commitment to help them save money. By using natural gas, SJHS will realize substantial long-term savings. Our assistance in securing a N.J. energy rebate on their behalf, which exceeded $150,000 for an 850-ton natural gas absorption chiller, helped finalize the negotiation of a 6-year contract with SJG. The building project, currently under construction in Cumberland County, is slated for a 2004 opening. The entire health-care sector remains a fertile market for SJE's services as well in 2003 and beyond. As we capitalize on those opportunities, the new projects that emerge will add long-term value to SJI.

Educational Facilities

     Successful relationship building is evident in the number of educational facilities choosing natural gas as their preferred fuel and SJI as their energy partner. In 2002, four schools in our service area switched from electric air conditioning systems to natural gas-fired cooling equipment. Another, located in an oil-dominated section of Cumberland County, converted to natural gas to satisfy its energy needs. These conversions translated into significant energy savings for the schools and substantial rebates, which exceeded $234,000, from the statewide N.J. Clean Energy Program.

     In September 2002, Richard Stockton College of New Jersey awarded SJE with a $1.3 million contract to install a 200-kilowatt fuel cell at its campus. When completed, this exciting and innovative technology will save the college approximately $80,000 annually. As an added bonus, Stockton received a $710,000 rebate under N.J.'s Customer Sited Clean Generation Program, a statewide energy-efficiency program approved by the N.J. Board of Public Utilities. Educational facilities such as these and numerous others to be constructed, renovated or expanded in our region will generate increased natural gas demand for SJG and opportunities for SJE to provide lighting retrofit and other energy services.

Food Processing

     We continue to make inroads into the food processing industry. Representing a key targeted growth market for both SJG and SJE, food-processing plants are recognizing the value and cost savings realized with natural gas. Zelke Greenhouses and Cumberland Dairy are two new gas customers in this viable market.

     As our family of companies solidifies already strong alliances with targeted industries and customers, our broad portfolio of products and services continues to help them manage their energy needs and control their energy costs. With the opportunity to grow our business lines in energy supply and delivery, energy consulting and long-term energy management services, SJI's forecast of annual earnings growth of 6 to 7 percent is achievable.

Other Accomplishments

Off-System Sales

     In 2002, Off-System Sales produced earnings of $6.2 million. Since 1993, OSS has operated in the highly competitive wholesale natural gas market and, year after year, has provided shareholders with consistent quality earnings. Through a formula approved by the N.J. Board of Public Utilities, SJG's customers have shared in this success with a credit against gas costs of over $50 million.

Cost Control

     While we strongly focus on growing revenues, we also recognize the need to continually increase efficiency and productivity in all of our businesses to control costs. In 2002, many U.S. companies experienced significant increases in pension, health care and insurance costs. To mitigate these increases we continue to evaluate and change methods, processes and policy in ways that reduce or contain operating costs. A recent example is the installation of service lines to new customers. During 2002, our SJG employee-crews began to install services that previously were performed by outside contractors, saving the company almost $2 million. We accomplished this by applying our existing human resources more effectively while ensuring that we are completing other required services. Our future success in managing costs will continue to hinge on a healthy balance of improved systems and technology; workforce learning and development; labor-management understanding and cooperation; and clear and achievable cost control objectives.

Customer Service Improvements

     According to a Customer Care Satisfaction Survey conducted in May 2002 by an independent agency, the great majority of surveyed SJG customers indicated they're completely satisfied with their experience with our Customer Care Center.

     The report found that CCC's experience and commitment to high quality customer service clearly resulted in positive perceptions of our professionalism and service. The research produced high marks for SJG across all the measured variables.

     The survey's purpose was twofold. First, we wanted to measure the overall satisfaction of the call center experience. Second, we wanted feedback on the automated systems currently in use and those we're reviewing for the future.

     Although the survey found our customers comfortable with current wait times, we continue to work at further reducing these times. To further improve response rates, SJG assessed the desirability and prospective impact of offering new customer self-service options via telephone and Internet. By April 2003, an Interactive Voice Response system will enable customers to access account information and perform transactions by telephone 24 hours a day, seven days a week. This customer self-service option will yield fast and accurate responses to many of the basic informational-type inquiries. We can then more effectively address the complex customer service and billing issues requiring a live agent. We anticipate measurable productivity gains by implementing this system.

     This new system represents another piece of a planned e-commerce solution designed to meet the needs of and match our customers' changing communication habits. As envisioned, the solution will enable customer access via the Internet for account information, electronic bill payment and other transactions.

Air Monitoring

     AirLogics was born of a partnership with GZA GeoEnvironmental to market an innovative, real-time perimeter air monitoring system. SJI and GZA professionals initially developed the system for use at former coal gasification cleanup sites. At year-end, three major N.J. utilities were using our air monitoring system, along with eight other utilities and/or corporations from N.Y. to Wis. These contracts represent nearly $2 million in revenues. AirLogics already has commitments to operate our system at six environmental remediation sites throughout the country in 2003. With interest in environmental protection growing, the opportunities for customized applications are expanding.

Meter Reading

     For Millennium, increased earnings, impressive read rates and cutting-edge technology marked 2002. A consistent contributor to SJI since its formation in 1999, Millennium achieved its fourth straight year of improved earnings in 2002.

     Millennium consistently exceeded a total read rate of 97 percent for gas and electric in 2002. We expect to maintain these high performance standards, in part, through new technology that we purchased and installed during the year. Using Itron Inc.'s most current technology, Millennium will have the capability to electronically collect gas, electric and, prospectively, water meter data via improved handheld devices.

Appliance Service Business

     A targeted marketing strategy, increased productivity and additional service offerings catapulted the Appliance Service Business into its best year for customer growth and financial results.

     To accommodate the growing needs of consumers, we altered promotional offers, further revamped operations and introduced diversified services in 2002. We saw the results, in part, in the number of appliances under Service Sentry warranty, which increased by 28 percent, from 104,492 in 2001 to 134,193 in 2002. These numbers include 8,346 preventive maintenance contracts, a new service in 2002. Warranty contracts, time and materials work and other services produced net income of $956,000 for 2002 compared with net income of $89,000 in 2001.

     Formed to satisfy the needs of SJG's customers, the appliance service business line has grown and evolved beyond its original intent and purpose. These services are not part of SJG's core utility function and we've managed and accounted for them as a separate business for several years. Consistent with the intent of N.J. law, the company has petitioned the N.J. Board of Public Utilities requesting that this business be setup as a separate entity. That petition is currently pending before the BPU.

     For 2003, we predict strong growth for this business segment. Continued demand for customized warranty coverage, preventive maintenance service work and specialized services translate into greater profitability for the ASB.

The Value of Cultivating Change

     In late 2001, SJI began a culture change initiative to advance our competitive position in the complex and changing energy market. A year later, the initiative's results are unmistakable -- higher productivity, improved customer service and cost savings.

     One clear-cut example stems from a newfound collaboration between labor and management. Working together, representatives from each side set out specific goals to address and satisfy both parties' needs. The union wanted to preserve jobs; management wanted increased efficiency and productivity. The alliance uncovered and implemented dozens of improvements that preserved work for the bargaining units and delivered enhanced productivity to SJI.

     Each success serves as a springboard for future projects requiring cooperation between labor and management as well as between individual departments and divisions. This open, results-oriented approach is helping to transform a workforce steeped in tradition to one that is both receptive to, and supportive of, nontraditional solutions. Our goal remains the creation of informed and empowered employees focused on a single vision of solid performance and long-term success. We commend our employees for their openness, innovative thinking, demonstrated flexibility and commitment to this ongoing process.

Community Involvement

     As a company that serves a large region of N.J., our obligation to the community goes well beyond simply providing energy services. SJI's involvement in community activities is as diverse as the people who make up the region where our employees live and work. We believe that it's important to be both a partner and a catalyst for positive change whenever possible. That's why we will continue to strongly support both corporate involvement and employee participation in charitable, social and business organizations throughout the region.

     Proudly, our efforts and the selfless work of our employees were honored by the Family Service Association with the presentation of the 2002 Henry West Leeds Corporate Award for strengthening the community. The award honors a southern N.J. corporation whose employees donate their time, talents and leadership abilities to nonprofit agencies in our region. The FSA advocates that the efforts of good corporate citizens, like SJI, strengthen the community and inspire others to make a difference. We couldn't agree more.

     As the SJI family of companies enters into 2003, we approach the future with a confidence, strength and wisdom born of experience. We know who we are, we know where we're going and we know we will remain a Rock Solid investment for the investors of today and tomorrow.

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

   Overview -- South Jersey Industries, Inc. (SJI) is an energy services holding company that provides a variety of products and services through the following wholly owned subsidiaries:

     1) South Jersey Gas Company (SJG) is a regulated natural gas utility. SJG distributed natural gas in the seven southernmost counties of New Jersey to 296,374 customers at December 31, 2002 compared with 288,008 customers at December 31, 2001. SJG also:

* sells natural gas and pipeline transportation capacity (off-system sales) on a wholesale basis to various customers on the interstate pipeline system;

* transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers; and

* services appliances via the sale of appliance warranty programs, as well as on a time and materials basis.

     2) South Jersey Energy Company (SJE) acquires and markets natural gas to retail end users and provides total energy management services to commercial and industrial customers. SJE has one subsidiary, SJ EnerTrade (EnerTrade), that primarily provides services for natural gas sales to the casino industry in Atlantic City, N.J. SJE also markets an air quality monitoring system through AirLogics, LLC. SJE and GZA GeoEnvironmental, Inc., an environmental consulting firm, each have a 50% equity interest in AirLogics.

     3) South Jersey Resources Group, LLC (SJRG) markets wholesale gas storage, commodity and transportation in the mid-Atlantic and southern states. SJRG also conducts price-risk management activities.

     4) Marina Energy LLC (Marina) develops and operates energy-related projects in southern New Jersey. Marina's largest project, the development of a facility to provide cooling, heating and hot water to The Borgata Resort in Atlantic City, is scheduled to be fully operational by the summer of 2003.

     SJI also has a joint venture investment with Conectiv Solutions, LLC in Millennium Account Services, LLC (Millennium). Millennium provides meter reading services to SJG and Conectiv Power Delivery in southern New Jersey.

     Estimates and Assumptions -- As described in the footnotes to our consolidated financial statements, management must make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates. Three types of transactions presented in our consolidated financial statements require a significant amount of judgment and estimation. These relate to regulatory assets, energy trading activities and environmental remediation costs.

     The New Jersey Board of Public Utilities (BPU) has reviewed and approved most of the items shown as regulatory assets through specific orders. Other items represent costs that were not yet approved by the BPU for recovery, but are the subject of current or future filings. In recording these costs as regulatory assets, management believes the costs will be allowable under existing rate-making concepts that are embodied in current rate orders received by SJG. However, ultimate recovery is subject to BPU approval.

   Beginning January 1, 2001, SJI recognizes assets or liabilities for the energy-related contracts entered into by its non-regulated subsidiary, SJRG, when the contracts are executed. We record contracts at their fair value in accordance with either Emerging Issues Task Force Issue Number 98-10 or FASB Statement No. 133. We adjust the fair value of the contracts each reporting period for changes in the market. We derive the fair value for most of the energy-related contracts from markets where the contracts are actively traded and quoted. For other contracts, SJI uses published market surveys and in certain cases, independent parties to obtain quotes concerning the contracts' current value. Market quotes tend to be more plentiful for contracts maturing in two years or less. Very few of our contracts extend beyond two years.

   An outside consulting firm assists us in estimating future costs for environmental remediation activities. We estimate future costs based on projected investigation and work plans using existing technologies. Developing a single reliable estimation point is not feasible because of the amount of uncertainty involved in the nature of projected remediation efforts and the long period over which remediation efforts will continue. Therefore, we estimate the range of future costs at $52.1 million to $157.9 million. In preparing financial statements, SJI records liabilities for future costs using the lower end of the range. We update estimates each year to take into account past efforts, changes in work plans and remediation technologies.

     Revenue Recognition -- SJG, SJE and SJRG bill customers monthly for gas delivered and recognize those revenues during the month. For SJG and SJE retail customers we do not bill at the end of each month; we make an accrual to recognize revenues for gas delivered from the date of the last bill to the end of the month. We bill SJG customers at rates approved by the BPU. SJE and SJRG customers are billed at rates negotiated between the parties.

     We defer and recognize revenues related to SJG's appliance warranty contracts over the full 12-month term of the contract as earned.

     The BPU allows SJG to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). SJG defers over/under-recoveries of gas costs and includes them in the following year's LGAC rate or other similar rate recovery mechanism. As a result of these deferrals, utility revenue recognition does not directly translate to profitability. While we realize profits on gas sales during the month of providing the utility service, significant shifts in revenue recognition may result from the various recovery clauses approved by the BPU (See Regulatory Matters) without shifting profits between periods.

     New Accounting Pronouncements -- In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" and Statement No. 143, "Accounting for Asset Retirement Obligations."

     Statement No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. It provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment. The adoption of this statement did not materially affect SJI's financial condition or results of operations.

     Statement No. 143, which will be adopted in 2003, establishes accounting and reporting standards for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SJG has certain easements and right-of-way agreements that qualify as legal obligations under Statement No. 143. However, we intend to maintain these agreements in perpetuity; therefore, no change in SJG's current accounting practices is required at this time.

     SJG recovers certain asset retirement costs through rates charged to customers as an approved component of depreciation expense. When we retire depreciable properties, we charge the original cost thereof, plus cost of removal less salvage, to accumulated depreciation. As of December 31, 2002, SJG had accrued amounts in excess of actual removal costs incurred totaling $41.4 million which is included in utility plant accumulated depreciation. We do not expect the adoption of this statement to materially affect SJI's financial condition or results of operations.

     In August 2001, the FASB also issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which became effective in 2002. This statement prescribes that a single accounting model be used for valuing long-lived assets to be disposed of and broadens the presentation of discontinued operations. The adoption of this statement did not affect SJI's financial condition or results of operations, nor do we expect its ongoing application to materially affect SJI's financial statements.

     In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of this statement to materially affect SJI's financial condition or results of operations.

     In November 2002, the FASB released Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." For a detailed discussion, see the section on Parental Guarantees under Note 14 to the consolidated financial statements included in this report.

     In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure," which is effective for SJI's 2002 annual financial statements and subsequent interim financial reporting. This statement provides alternate methods of transitioning for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it requires prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions for this statement currently have no impact on SJI's financial statements.

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

     A number of factors could cause our actual results to differ materially from those anticipated including, but not limited to, the following: general economic conditions on an international, national, state and local level; weather conditions in our marketing areas; changes in commodity costs; regulatory and court decisions; competition in our utility and nonutility activities; the availability and cost of capital; our ability to maintain existing joint ventures to take advantage of marketing opportunities; costs and effects of legal proceedings and environmental liabilities; the failure of customers or suppliers to fulfill their contractual obligations; and changes in business strategies.

     Competition -- SJG's franchises are non-exclusive. Currently, no other utility provides retail gas distribution services within our territory. We do not expect any other utilities to do so in the foreseeable future because of the extensive investment required for utility plant and related costs. SJG competes with oil, propane and electricity suppliers for residential, commercial and industrial users. The market for natural gas sales is subject to competition due to deregulation. We enhanced SJG's competitive position while maintaining margins by using an unbundled tariff. This tariff allows full cost-of-service recovery, except for the variable cost of the gas commodity, when transporting gas for our customers. Under this tariff, SJG profits from transporting, rather than selling, the commodity. SJG's residential, commercial and industrial customers can choose their supplier while we recover the cost of service through transportation service (see Customer Choice Legislation). SJE, EnerTrade, SJRG and Marina actively arrange energy services and provide low-cost energy supplies in a highly competitive marketplace. Competitors of SJI's nonutility businesses are often much larger companies with substantially greater resources. SJI's subsidiaries successfully compete by focusing on providing services where we have a high level of expertise in geographic areas with which we are very familiar.

     Mandatorily Redeemable Preferred Securities -- SJG's statutory trust subsidiary, SJG Capital Trust, currently has $35 million of 8.35% SJG-Guaranteed Mandatorily Redeemable Preferred Securities outstanding. SJG may redeem these securities at a price equal to 100% of the principal amount at any time. The securities currently trade on the New York Stock Exchange under the symbol SJI.T.

     Customer Choice Legislation -- All residential natural gas customers in New Jersey can choose their gas supplier under the terms of the Electric Discount and Energy Competition Act of 1999. As of December 31, 2002, 88,219 SJG residential customers chose a natural gas supplier other than the utility. This number increased from 39,998 at December 31, 2001 as marketers were able to offer natural gas at prices competitive with those available under regulated utility tariffs. Customers purchasing natural gas from providers other than the utility are charged for gas costs by the marketer, not the utility. The resulting decrease in SJG's revenues is offset by a corresponding decrease in gas costs. While customer choice can reduce utility revenues, it does not negatively affect SJG's net income or financial condition. The BPU continues to allow for full recovery of natural gas costs through the LGAC as well as other costs of service including deferred costs, through tariffs. SJI has benefited from customer choice legislation as SJE has successfully competed for and profited from its gas commodity customers.

     Temperature Adjustment Clause -- A BPU-approved Temperature Adjustment Clause (TAC) increased SJG's net earnings by $2.3 million in 2002. In 2001, the TAC increased net income by $2.0 million and in 2000, the TAC decreased net earnings by $0.9 million. The clause is designed to mitigate the effect of variations in heating season temperatures from historical norms. While we record the revenue and income impacts of TAC adjustments as incurred, cash inflows or outflows directly attributable to TAC adjustments generally do not begin until the next clause year. Each TAC year begins October 1.

     Operating Revenues - Utility -- Revenues decreased $59.1 million in 2002 compared with the prior year. The decrease was primarily due to the migration of residential customers from firm gas sales to transportation, lower revenue from off-system sales and weather that was 2.6% warmer than last year. These factors more than offset the revenue increase derived from adding 8,366 customers in 2002, the largest increase in more than a decade. During 2002, the number of residential customers who purchased natural gas from gas marketers increased by 121% as those marketers were able to offer competitive gas prices in 2002 compared with SJG's prices. The corresponding decline in customers who purchased their natural gas from the utility directly impacted utility revenues. However, since gas costs are passed on directly to customers without any profit margin added by New Jersey utilities, the increased customer usage of gas marketers did not impact SJG's profitability. SJG also experienced a significant decrease in off-system revenues due to lower average prices for gas sold in 2002. The volume of gas sold off-system was slightly lower in 2002; however, due to the higher margins per unit sold, off-system sales activity contributed more to earnings this year compared with 2001.

     Revenues increased $14.0 million in 2001 compared with the prior year. The increase was primarily due to higher rates resulting from an increase in the LGAC that reflected higher gas costs, the return of residential customers to firm gas sales from transportation and 6,658 additional customers. Early in 2001, a large number of residential customers who purchased natural gas from other providers resumed purchasing natural gas from SJG as marketers were unable to offer competitive prices. These increases offset a decrease in off-system revenues. The decrease was due to lower average prices for natural gas sold during 2001 compared with 2000. The volume of gas sold off-system was also lower in 2001 than in 2000.

     As a result of SJG's TAC, revenues from utility ratepayers are closely tied to 20-year normal temperatures calculated under the clause and not actual temperatures. While the clause significantly reduces fluctuations in revenues related to temperature, as a general rule, revenues continue to be positively impacted by colder weather and negatively impacted by warmer weather. Weather in 2002 was 2.6% warmer than in 2001 and 7.8% warmer for the year than the 20-year TAC average. Revenues in 2001 were also negatively impacted by the weather. Weather in 2001 was 9.0% warmer than in 2000 and was also 5.3% warmer in 2001 than the 20-year TAC average.

     Total gas throughput increased 11.0% to 120.9 billion cubic feet (Bcf) in 2002. The higher throughput was almost entirely due to increased capacity release throughput. Warm weather resulted in reduced demand for natural gas and the need for pipeline capacity to transport that gas. Consequently, SJG had more capacity available to sell in 2002 than 2001. In 2001, total gas throughput decreased 17.8% to 108.9 Bcf. Results in 2001 were due to decreased capacity release, off-system sales, transportation and residential activity. Off-system and capacity release throughput declined primarily because we canceled a high-volume, low-margin supply and storage contract.

     Operating Revenues - Nonutility -- Nonutility operating revenues increased by $18.2 million in 2002 compared with 2001. Most of the increase was due to the significant customer growth experienced by SJE, which included the addition of over 45,000 residential and 2,100 commercial natural gas customers during 2002. Revenues increased by $19.3 million in 2001 compared with 2000. This increase was mainly due to higher gas prices on increased volumes experienced by SJE and the inclusion of SJRG as a wholly owned subsidiary of SJI as of January 1, 2001. As of that date, we are consolidating SJRG's results into SJI. Prior to 2001, SJI recorded only its share of SJRG's net income under the equity method of accounting. SJI has presented SJRG's revenues and expenses from trading in energy related contracts on a net basis (see Note 1 from Notes to Consolidated Financial Statements).

     Cost of Gas Sold - Utility -- Cost of gas sold - utility decreased $62.2 million in 2002 compared with 2001. Lower gas costs and sales volumes for both local distribution and off-system sales were responsible for the decrease. SJG's gas cost during 2002 averaged $4.29 per decatherm (dt) compared with $4.78/dt in 2001 and $4.18/dt in 2000. SJG passed lower gas costs on to local distribution customers through a $17.6 million refund in 2002. Warmer weather and the migration of customer gas purchases from the utility to gas marketers were the main causes of lower sales volumes. In 2001, cost of gas sold - utility increased $17.6 million compared with 2000 as a result of higher gas costs for both local distribution and off-system sales, partially offset by lower volumes sold. Unlike gas costs associated with off-system sales, changes in the unit cost of gas sold to utility ratepayers do not directly affect cost of gas sold - utility. We defer and address fluctuations in gas costs to ratepayers not reflected in current rates in future periods under a BPU-approved Levelized Gas Adjustment Clause. Gas supply sources include contract and open-market purchases. SJG secures and maintains its own gas supplies to serve its sales customers. We do not anticipate any difficulty renewing or replacing expiring contracts under substantially similar terms and conditions.

     Cost of Sales - Nonutility -- Cost of sales - nonutility increased $17.1 million in 2002 compared with 2001 due mainly to SJE's customer growth, described in the Operating Revenues - Nonutility section. Cost of sales - nonutility increased by $12.6 million in 2001 compared with 2000. This increase was due mainly to higher natural gas prices as also described in the Operating Revenues - Nonutility section.

     Operations -- A summary of net changes in operations (in thousands):

                                       2002 vs. 2001    2001 vs. 2000
Utility:
    Other Production Expense            $    47         $    (9)
    Transmission                             30              30
    Distribution                            590             283
    Customer Accounts and Services        1,889             492
    Sales                                    90              18
    Administration and General              398          (2,345)

Nonutility                                  945           1,697
                                        -------         -------
    Total Operations                    $ 3,989         $   166
                                        =======         =======


     Distribution expenses increased in 2002 as the cost to maintain the utility distribution system, inclusive of implementation of new federally mandated training programs, continues to increase. Customer Accounts and Services expense increased significantly in 2002 primarily due to higher bad debt expense as customer account write-offs rose and SJG increased its reserve for bad debts. The higher level of write-offs was attributable to the unusually cold 2000-2001 winter season. In addition, the colder start to the 2002-2003 winter season resulted in the need to increase the reserve for future uncollectible account balances. The increase in Customer Accounts and Services in 2001 compared with 2000 resulted from the absence of almost two months of payroll expense in 2000 due to a work stoppage in that year.

     Administrative and General (A&G) expenses increased in 2002 primarily because of increasing healthcare and pension costs. Approximately two-thirds of the A&G decline in 2001 was work-stoppage related. The remainder was due to a reallocation of benefits to individual cost centers mandated by the BPU as part of New Jersey's energy deregulation process.

     Nonutility expenses in 2002 rose primarily due to higher customer acquisition costs resulting from substantial growth in SJE's customer base. The 2001 increase resulted from recognition of SJRG's activities on a consolidated basis beginning in 2001. Prior to 2001, we recognized these activities under the equity method of accounting.

     Other Operating Expenses -- A summary of principal changes in other consolidated operating expenses (in thousands):

                                 2002 vs. 2001     2001 vs. 2000

Maintenance                        $ (1,670)         $    (50)
Depreciation                          1,242             1,041
Energy and Other Taxes                  201            (1,009)


     Maintenance expense decreased in 2002 primarily due to lower levels of Remediation Adjustment Clause (RAC) amortization. RAC-related expenses do not affect earnings as an offsetting amount is recognized in revenues. Depreciation was higher due to SJG's increased investment in property, plant and equipment. Changes in Energy and Other Taxes relate primarily to changes in volumes of gas sold and transported by SJG.

     Interest Charges -- Interest charges decreased in both 2002 and 2001 compared with the prior year due primarily to reductions in short-term rates on line of credit borrowings and recoveries of carrying costs associated with unrecovered RAC and purchased gas costs. We incurred debt primarily to expand and upgrade SJG's gas transmission and distribution system, to construct the Marina Energy thermal plant, and to support seasonal working capital needs related to gas inventories and customer receivables. We are capitalizing interest incurred on the construction debt of the thermal plant during the construction period. Capitalized interest will be amortized and we will expense current interest when the project becomes fully operational in mid-2003.

     Discontinued Operations -- Loss from discontinued operations decreased in 2002 and 2001. In 2002, these losses were primarily comprised of environmental remediation and product liability litigation associated with previously disposed of businesses. The 2001 loss was primarily due to the settlement of a complaint in bankruptcy court against SJE filed by Power Company of America Liquidating Trust (PCA). PCA was a wholesale electricity trading company with which SJE did business. This was offset by the settlement of a lawsuit with an insurance carrier to recover previously incurred costs at an operation we sold in 1996.

     Net Income Applicable to Common Stock -- Net income for 2002 was $29.0 million, or $2.41 per share, compared with $26.6 million, or $2.27 per share and $24.2 million, or $2.12 per share in 2001 and 2000, respectively. Reasons for the increases in net income are detailed above.

     Regulatory Matters --

     Rate Actions: In January 1997, the BPU granted SJG a 9.62% rate of return on rate base, which included an 11.25% return on common equity. Additionally, SJG's threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation increased. Currently, SJG keeps 100% of pre-tax margins up to the threshold level of $7.8 million. The next $750,000 is credited to the Levelized Gas Adjustment Clause (LGAC). Thereafter, SJG keeps 20% of the pre-tax margins as it has historically.

     In November 2001, SJG filed for a $2.7 million rate increase to recover the cash related to a 3-year net deficiency in the TAC. Additionally, in September 2002, SJG filed for an $8.6 million rate increase to recover the cash related to a TAC deficiency resulting from warmer-than-normal weather for the 2001-2002 winter.

     Also in November 2001, SJG filed for a $17.6 million reduction to its LGAC. The BPU approved the LGAC reduction effective December 1, 2001 and concurrently approved recovery of SJG's October 31, 2001 underrecovered gas cost balance. As a result, SJG is recovering $48.9 million over three years plus interest accrued since April 1, 2001. SJG is also recovering interest for the 3-year amortization period at a rate of 5.75%. In May 2002, SJG received approval from the BPU to reduce its overcollected LGAC balance by another $17.6 million through a customer refund. This refund did not affect SJG's net income or financial condition. In September 2002, SJG filed with the BPU to maintain its current LGAC rate through October 2003.

     During 2002, the BPU convened a gas policy group to address Basic Gas Supply Service (BGSS), which is the gas supply service being provided by the natural gas utility. In December 2002, the BPU approved the proposed BGSS price structure which was submitted by the gas policy group. When implemented in 2003, customers will be able to make more informed decisions about choosing an alternate supplier by having a utility price structure that more currently reflects market conditions. Further, BGSS will provide SJG with more pricing flexibility, through automatic rate changes, resulting in the reduction of over/under-recoveries. The BGSS-approved price structure will replace the current LGAC pricing structure. However, other LGAC related mechanisms, such as deferred accounting treatment, the sharing of pre-tax margins generated by interruptible and off-system sales and transportation, and the allowance for full recovery of natural gas costs, will remain in place under BGSS.

     In August 2002, SJG filed for a Societal Benefits Clause (SBC) rate increase. The SBC recovers costs related to BPU-mandated programs, including environmental remediation costs that are recovered through its Remediation Adjustment Clause (RAC); energy efficiency and renewable energy program costs that are recovered through its Comprehensive Resource Analysis Clause (renamed in December 2002 as the New Jersey Clean Energy Programs); consumer education program costs; and low income program costs. If approved, the rate increase filed would provide for annual recovery of $13.7 million, representing an annual increase of approximately $7.0 million over the $6.7 million recovery currently included in rates.

     Also in August 2002, SJG filed a petition with the BPU to transfer its appliance service business from the regulated utility into a newly created unregulated company. As filed, the newly created company would have the flexibility to be more responsive to competition and customer needs by expanding and modifying its service offerings in an unregulated environment.

     Filings and petitions described above are still pending unless otherwise indicated.

     Environmental Remediation: SJI incurred and recorded costs for environmental clean up of sites where SJG or its predecessors operated manufactured gas plants (MGP). SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental clean up of sites where we previously operated a fuel oil business and also where we maintained equipment, fueling stations and storage. We successfully entered into settlements with all of SJG's historic comprehensive general liability carriers regarding environmental remediation expenditures at former MGP sites. As part of these settlements, SJG purchased an insurance policy that caps its remediation expenditures at 11 of these sites. The insurance policy is in force until 2024 at 10 sites and until 2029 at one site.

     We believe that all costs incurred net of insurance recoveries relating to SJG's MGP sites will be recovered through rates under SJG's RAC. The RAC currently permits SJG to recover incurred costs in equal installments over 7-year periods with carrying costs. As of December 31, 2002, SJG has $6.5 million of remediation costs not yet recovered through rates.

     Other matters are incorporated by reference to Note 14 to the consolidated financial statements included in this report.

     Liquidity and Capital Resources -- Liquidity needs at SJI are driven by factors that include natural gas commodity prices; the impact of weather on customer bills; lags in fully collecting gas costs from customers under the LGAC; working capital needs of our energy trading activities; the timing of construction and remediation expenditures and related permanent financings; mandated tax payment dates; and both discretionary and required repayments of long-term debt.

     We first seek to meet liquidity needs with net cash provided by operating activities. Net cash provided by operating activities totaled $79.5 million, $10.7 million and $37.7 million in 2002, 2001 and 2000, respectively. The wide swing in our net cash provided by operating activities between 2002 and 2001 was primarily due to the impact of cold weather in November and December of 2002 compared with warm weather experienced at the same time in 2001. Consequently, inventories were lower than at December 31, 2001 due to high levels of gas consumption by customers in late 2002. The majority of the 2001 change resulted from significantly higher-cost gas placed into inventory during the year. Very high gas prices combined with cold weather experienced during November and December of 2000 resulted in much higher receivables and payables and much lower inventories at year end 2000 compared with December 31, 2001 when weather conditions at year end were warmer than normal. We use short-term borrowings under lines of credit from commercial banks to supplement cash from operations where necessary.

     Lines of credit available to SJI totaled $197.0 million at December 31, 2002, of which $166.5 million was used. All but $10 million of these lines are available through five commercial banks on an uncommitted basis. The banks and SJI review and renew the lines annually. The $10 million line is extended on a committed basis, maturing May 2003, by a sixth commercial bank. $172 million of these lines were exclusively for SJG's use. SJI has long-standing relationships with all of these banks and we believe, based upon ongoing dialogue, that there will continue to be sufficient credit available to meet our business' future liquidity needs.

     SJI supplements its operating cash flow and credit lines with both debt and equity capital. Over the years, SJG has used long-term debt, primarily in the form of First Mortgage Bonds, to finance its long-term needs. These needs are primarily capital expenditures for property, plant and equipment. Since 1998, SJG has financed these needs via a Medium Term Note (MTN) program, secured in similar fashion to the First Mortgage Bonds. SJG's registration of a new $150 million MTN program with the Securities and Exchange Commission became effective in December 2002. This program replaces a previous $100 million, 3-year MTN program that was fully used in 2001. Current maturities on long-term debt over the next five years are as follows: $10.7 million per year in 2003 through 2005; $9.0 million in 2006; and $8.4 million in 2007.

     Since September 2001, Marina issued $20 million of tax-exempt and $25 million of taxable variable rate demand bonds through the New Jersey Economic Development Authority, the last $6 million of which was issued in January 2003. The tax-exempt and taxable bonds mature in 2031 and 2021, respectively. Investors in the bonds receive liquidity and credit support via a letter of credit provided by a syndicate of commercial banks. We are using the proceeds of this bond issuance to fund project development and construction costs for the thermal energy plant being constructed by Marina to serve The Borgata Resort which is scheduled to open in summer 2003.

     SJI has raised equity capital over the past three years through its Dividend Reinvestment Plan (DRP). Participants in SJI's DRP receive newly issued shares. We offer a 2% discount on DRP investments because it is the most cost-effective way for us to raise equity capital in the quantities we are seeking. Through the DRP, SJI raised $10.7 million of equity capital by issuing 338,518 shares in 2002 and $9.6 million of equity capital by issuing 354,809 shares in 2001. We anticipate raising approximately $16 million of equity capital through the DRP in 2003.

     Capital Expenditures, Commitments and Contingencies --

     Capital Expenditures: SJI has a continuing need for cash resources and capital, primarily to invest in new and replacement facilities and equipment and for environmental remediation costs. Net construction and remediation expenditures for 2002 amounted to $78.4 million. We estimate the net costs for 2003, 2004 and 2005 at approximately $57.8 million, $50.4 million and $50.3 million, respectively. Decreases in expenditure estimates in 2003 through 2005 reflect the anticipated completion of the Marina Energy Thermal Plant in 2003.

     Commitments and Contingencies: SJI made certain commitments to The Borgata Resort relating to the development of Marina's thermal energy project. In the event that certain construction milestones are not met, SJI is obligated to make specific payments to The Borgata, per the construction contract. As of December 31, 2002, SJI's financial obligation to The Borgata under this contract was reduced to $12.9 million from a total of $31.4 million at the beginning of the project. Half of that financial obligation was supported by a standby letter of credit. To date, construction is proceeding ahead of schedule as outlined in the contract and we do not anticipate problems in meeting any scheduled construction milestones. In fact, on November 1, 2002, the thermal plant began providing The Borgata with heat and hot water for use during the completion of the resort's construction. SJI's obligation under the contract is projected to total $5 million by mid-2003 and reduce to zero by mid-2004.

     SJI is obligated on the letters of credit supporting the variable rate demand bonds issued through the New Jersey Economic Development Authority by Marina. A syndicate of commercial banks issued $46 million of annually renewing letters of credit to support the development of Marina's thermal plant project. The letter of credit agreement contains certain financial covenants measured on a quarterly basis. SJI was in compliance with these covenants as of December 31, 2002.

     SJG has certain commitments for both pipeline capacity and gas supply for which it pays fees regardless of usage. Those commitments as of December 31, 2002 average $44.1 million annually and total $293.5 million over the contracts' lives. Approximately 15% of the financial commitment under these contracts expires during the next five years. We expect to renew each of these contracts under renewal provisions provided in each contract. SJG recovers all prudently incurred fees through rates via the LGAC.

     Occasionally, SJI enters into operating leases to finance the use of a variety of assets, including vehicles, telecommunications equipment and copiers. SJI's operating lease obligations for the next five years are: $502,000 in 2003; $356,000 in 2004; $190,000 in 2005; $35,000 in 2006; and a total of $62,000 in
2007 and beyond.

     SJI provides credit support for SJRG in relation to establishing contracts to purchase natural gas on a physical or a financial basis.

     SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We accrue liabilities related to claims when we can determine the amount or range of amounts of likely settlement costs for those claims. Among other actions, SJI was named in certain product liability claims related to our former sand mining subsidiary. Management does not currently anticipate the disposition of any known claims to have a material adverse effect on SJI's financial position, results of operations or liquidity.

     Market Risks --

     Commodity Market Risks: Certain regulated and unregulated SJI subsidiaries are involved in buying, selling, transporting and storing natural gas for their own accounts as well as managing these activities for others. These subsidiaries are subject to market risk due to price fluctuations. To hedge against this risk, we enter into a variety of physical and financial transactions including forward contracts, swaps, futures and options agreements. To manage these transactions, SJI has a well-defined risk management policy approved by our board of directors that includes volumetric and monetary limits. Management reviews reports detailing trading activity daily. Generally, we enter into derivative activities described above for risk management, not trading, purposes.

     SJG and SJE transact commodities on a physical basis only and do not enter into financial derivative positions directly. SJRG manages risk for these entities as well as for its own portfolio by entering into the types of transactions noted above. It is management's policy, to the extent practical, within predetermined risk management policy guidelines, to have limited unmatched positions on a deal or portfolio basis while conducting these activities. As a result of holding open positions to a minimal level, the financial impact to SJRG of changes in value of a particular transaction is substantially offset by an opposite change in the related hedge transaction. As of December 31, 2002, SJRG had $15.7 million of accounts receivable under sales contracts. Of that total, 88% were with companies rated investment-grade, or were guaranteed by an investment-grade-rated parent or were with companies where we have a collateral arrangement.

     SJRG and SJE entered into certain contracts to purchase, sell, store and transport natural gas. The net unrealized pre-tax gain on these contracts on January 1, 2001 was $250,742. We derive the net unrealized pre-tax (loss) gain on the energy trading contracts of $(0.5) million and $3.4 million at December 31, 2002 and 2001, respectively, primarily from contracts entered into during 2002 and 2001 and it is included as a component of revenues - nonutility. SJRG's and SJE's contracts are typically less than 12 months long. The fair value of these contracts determined under the mark-to-market method as of December 31, 2002 is as follows (in thousands):

Assets
                                          Maturity        Maturity
         Source of Fair Value             < 1 Year        1-3 Years      Total
Prices  Actively  Quoted    NYMEX         $ 19,025        $   835      $ 19,860
Other External Sources      Basis            7,075          1,870         8,945
Other Methods            Gas Inventory       2,989             62         3,051
                                          --------        -------      --------
Total                                     $ 29,089        $ 2,767      $ 31,856
                                          ========        =======      ========

Liabilities
                                          Maturity        Maturity
         Source of Fair Value             < 1 Year        1-3 Years      Total
Prices Actively Quoted      NYMEX         $  9,296        $   798      $ 10,094
Other External Sources      Basis            4,280          1,238         5,518
Other Methods            Gas Inventory       1,989             59         2,048
                                          --------        -------      --------
Total                                     $ 15,565        $ 2,095      $ 17,660
                                          ========        =======      ========

     NYMEX (New York Mercantile Exchange) is the primary national commodities exchange on which natural gas is traded. Basis represents the price of a NYMEX natural gas futures contract adjusted for the difference in price for delivering the gas at another location. Inventory represents the market value of natural gas held in storage determined through a combination of the NYMEX and Basis methods. Contracts valued under the inventory method in the preceding chart include gas inventory with a cost of $0.9 million.

     A reconciliation of SJI's estimated net fair value of energy trading contracts follows (in thousands):

   Net Energy Trading Assets, January 1, 2002                $ 8,803
   Contracts Settled During 2002, Net                         (3,527)
   Other Changes in Fair Value from Continuing and
    New Contracts,  Net                                        8,921
                                                             -------
   Net Energy Trading Assets, December 31, 2002              $14,197
                                                             =======


     Interest Rate Risk: Our exposure to interest rate risk relates primarily to short-term, variable rate borrowings. Our short-term, variable rate debt outstanding at December 31, 2002 was $166.5 million and averaged $125.2 million for the entire year. The months where average outstanding variable rate debt was at its highest and lowest points were November at $166.1 million and May at $86.8 million, respectively. A hypothetical 100 basis point (1%) increase in interest rates on our average variable rate debt outstanding would result in a $739,000 increase in our interest expense net of tax on an annual basis. We chose the 100 basis point increase for illustrative purposes, as it provides a simple basis for calculating the impact of interest rate changes under a variety of interest rate scenarios. Over the past five years, the change in basis points (b.p.) of our average monthly interest rates from the beginning to end of each year was as follows: 2002 -- 74 b.p. decrease; 2001 -- 383 b.p. decrease; 2000 -- 83 b.p. increase; 1999 -- 81b.p. increase; and 1998 -- 38 b.p. decrease. For December 2002, our average interest rate on variable rate debt was 2.22%. Consequently, the interest rate reduction experienced since the beginning of 2001 cannot be duplicated.

     To reduce exposure to an interest rate increase on our variable rate debt, SJG entered into two interest rate swap agreements. The swaps fixed the rate on $40 million of variable rate debt from April 2002 to March 2003 at 3.57%. SJG primarily issues long-term debt at fixed rates and, consequently, interest expense is not significantly impacted by changes in market interest rates. SJG prepaid $17.5 million of 9% first mortgage bonds in October 2002. SJG paid a premium of $566,000 to bondholders in conjunction with that redemption. Given current interest rate levels, we anticipate redeeming an additional $8.1 million of first mortgage bonds prior to scheduled maturity during the next 12 months. The only long-term debt outstanding other than that issued by the utility consists of the New Jersey Economic Development Authority bonds used to finance the construction of Marina's thermal plant. They were issued at floating rates that reset weekly. Subsequent to issuance, we entered into interest rate swap contracts that effectively fixed the rate on $20 million of tax-exempt debt at 4.08% through 2011 and $19 million of taxable debt at 4.59% through 2007. The amount of the swap on the taxable debt reduces annually commencing December 2003.



Independent Auditors' Report

To the Shareholders and
Board of Directors of
South Jersey Industries, Inc.:

     We have audited the consolidated balance sheets of South Jersey Industries, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related statements of consolidated income, consolidated retained earnings and consolidated cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of South Jersey Industries, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of presenting revenues and expenses from trading in physical power contracts.




/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 19, 2003


Statements of Consolidated Income
(In Thousands Except for Per Share Data)

                                                           South Jersey Industries, Inc. and Subsidiaries
                                                                        Year Ended December 31,
                                                                   2002         2001         2000
                                                                ---------    ---------    ---------
Operating Revenues:
  Utility (Notes 1 & 9)                                         $ 386,120    $ 445,204    $ 431,156
  Nonutility (Notes 1 & 3)                                        119,006      100,782       81,460
                                                                ---------    ---------    ---------
      Total Operating Revenues                                    505,126      545,986      512,616
                                                                ---------    ---------    ---------
Operating Expenses:
  Cost of Gas Sold -- Utility                                     243,341      305,587      288,002
  Cost of Sales -- Nonutility (Notes 1 & 3)                       105,242       88,149       75,592
  Operations                                                       48,110       44,121       43,955
  Maintenance                                                       6,101        7,771        7,821
  Depreciation (Note 1)                                            22,451       21,209       20,168
  Energy and Other Taxes                                           10,806       10,605       11,614
                                                                ---------    ---------    ---------
      Total Operating Expenses                                    436,051      477,442      447,152
                                                                ---------    ---------    ---------
Operating Income                                                   69,075       68,544       65,464

Other Income and Expense:
  Equity in Affiliated Companies (Notes 1 & 3)                        941          704        1,336
  Other                                                               534          517        1,016
                                                                ---------    ---------    ---------
      Total Other Income and Expense                                1,475        1,221        2,352
                                                                ---------    ---------    ---------
Interest Charges                                                   17,676       20,539       21,292
Preferred Dividend Requirements of Subsidiary (Note 2)              3,058        3,062        3,074
                                                                ---------    ---------    ---------
Income Before Income Taxes                                         49,816       46,164       43,450
Income Taxes (Notes 1, 5 & 13)                                     20,404       19,295       18,709
                                                                ---------    ---------    ---------
Income from Continuing Operations                                  29,412       26,869       24,741

Loss from Discontinued Operations -- Net (Note 3)                    (424)        (455)        (557)
Cumulative Effect of a Change in Accounting
 Principle -- Net (Note 1)                                             --          148           --
                                                                ---------    ---------    ---------
      Net Income Applicable to Common Stock                     $  28,988    $  26,562    $  24,184
                                                                =========    =========    =========

Basic Earnings Per Common Share: (Note 4)
  Continuing Operations                                         $    2.44    $    2.29    $    2.17
  Discontinued Operations                                           (0.03)       (0.03)       (0.05)
  Cumulative Effect of a Change in Accounting
   Principle -- Net                                                    --         0.01           --
                                                                ---------    ---------    ---------
      Basic Earnings Per Common Share                           $    2.41    $    2.27    $    2.12
                                                                =========    =========    =========

Average Shares of Common Stock Outstanding -- Basic                12,038       11,716       11,401

Diluted Earnings Per Common Share: (Note 4)
  Continuing Operations                                         $    2.43    $    2.29    $    2.17
  Discontinued Operations                                           (0.04)       (0.04)       (0.05)
  Cumulative Effect of a Change in Accounting
   Principle -- Net                                                    --         0.01           --
                                                                ---------    ---------    ---------
      Diluted Earnings Per Common Share                         $    2.39    $    2.26    $    2.12
                                                                =========    =========    =========

Average Shares of Common Stock Outstanding -- Diluted              12,116       11,750       11,411

Dividends Declared Per Common Share                             $    1.51    $    1.48    $    1.46
                                                                =========    =========    =========



Statements of Consolidated Retained Earnings
(In Thousands)

                                                           South Jersey Industries, Inc. and Subsidiaries
                                                                        Year Ended December 31,


                                                                   2002         2001         2000
                                                                ---------    ---------    ---------
Balance at Beginning of Year                                    $  67,218    $  58,004    $  50,467
Net Income Applicable to Common Stock                              28,988       26,562       24,184
Dividends Declared-- Common Stock                                 (18,204)     (17,348)     (16,647)
                                                                ---------    ---------    ---------
Balance at End of Year (Note 12)                                $  78,002    $  67,218    $  58,004
                                                                =========    =========    =========


The accompanying footnotes are an integral part of the financial statements.



Statements of Consolidated Cash Flows
(In Thousands)

                                                         South Jersey Industries, Inc. and Subsidiaries
                                                                     Year Ended December 31,

                                                                 2002        2001        2000
                                                               --------    --------    --------
Cash Flows from Operating Activities:

  Net Income Applicable to Common Stock                        $ 28,988    $ 26,562    $ 24,184
  Adjustments to Reconcile Net Income to Cash Flows
   Provided by Operating Activities:
    Depreciation and Amortization                                24,864      23,446      23,104
    Unrealized Loss (Gain) on Energy Trading Contracts              514      (3,429)         --
    Provision for Losses on Accounts Receivable                   3,706       2,667       2,280
    Revenues and Fuel Costs Deferred -- Net                       6,787      (9,202)    (16,006)
    Deferred and Non-Current Income Taxes and Credits -- Net     14,343       7,310      13,845
    Environmental Remediation Costs -- Net*                       6,354       5,452       7,019
    Additional Pension Contributions                            (17,091)       (327)       (336)
    Changes in:
      Accounts Receivable                                       (29,139)     22,427     (60,995)
      Inventories                                                17,950     (27,602)     (4,843)
      Prepayments and Other Current Assets                       (3,145)       (233)         75
      Prepaid and Accrued Taxes -- Net                              359         574       1,025
      Accounts Payable and Other Accrued Liabilities             24,546     (36,817)     45,415
      Other -- Net                                                  426         (99)      2,922
                                                               --------    --------    --------
Net Cash Provided by Operating Activities                        79,462      10,729      37,689
                                                               --------    --------    --------
Cash Flows from Investing Activities:

  (Investment in) Return of Investment in Affiliates               (481)        164      (2,201)
  Repayment of Loan to Affiliate                                    120         800       1,595
  Purchase of Available-for-Sale Securities                        (693)       (766)       (832)
  Proceeds from Sale (Purchase) of Restricted Investments        20,882     (22,962)         --
  Capital Expenditures, Cost of Removal and Salvage             (84,740)    (66,859)    (50,834)
                                                               --------    --------    --------
Net Cash Used in Investing Activities                           (64,912)    (89,623)    (52,272)
                                                               --------    --------    --------
Cash Flows from Financing Activities:

  Net Borrowings from Lines of Credit                            14,140      31,160       1,250
  Proceeds from Issuance of Long-Term Debt                       10,000      64,000      35,000
  Principal Repayments of Long-Term Debt                        (30,268)    (11,877)    (10,580)
  Dividends on Common Stock                                     (18,204)    (17,348)    (16,647)
  Proceeds from Sale of Common Stock                             10,926      10,953       8,857
  Repurchase of Preferred Stock                                      --        (114)       (240)
  Premium for Early Retirement of Debt                             (617)         --          --
  Payments for Issuance of Long-Term Debt                          (201)     (1,142)     (1,464)
                                                               --------    --------    --------
Net Cash (Used in) Provided by Financing Activities             (14,224)     75,632      16,176
                                                               --------    --------    --------
Net Increase (Decrease) in Cash and Cash Equivalents                326      (3,262)      1,593
Cash and Cash Equivalents at Beginning of Year                    3,965       7,227       5,634
                                                               --------    --------    --------
Cash and Cash Equivalents at End of Year                       $  4,291    $  3,965    $  7,227
                                                               ========    ========    ========
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for:
    Interest (Net of Amounts Capitalized)                      $ 17,811    $ 20,662    $ 24,219
    Income Taxes (Net of Refunds)                              $  8,433    $  6,480    $  4,838



* Notes 9 and 14 contain additional information relating to environmental remediation costs.

The accompanying footnotes are an integral part of the financial statements.



Consolidated Balance Sheets
(In Thousands)

                                                                 South Jersey Industries, Inc.
                                                                       and Subsidiaries
                                                                    Year Ended December 31,

                                                                    2002           2001
                                                                 -----------    -----------
Assets
Property, Plant and Equipment: (Note 1)
  Utility Plant, at original cost                                $   846,865    $   805,440
    Accumulated Depreciation                                        (236,813)      (221,457)
  Nonutility Property and Equipment, at cost                          57,950         24,118
    Accumulated Depreciation                                          (1,428)        (1,058)
                                                                 -----------    -----------
      Property, Plant and Equipment -- Net                           666,574        607,043
                                                                 -----------    -----------
Investments:
  Available-for-Sale Securities (Notes 1 & 6)                          3,462          3,139
  Restricted (Note 6)                                                  2,080         22,962
  Investments in Affiliates (Notes 1 & 3)                              1,849          1,369
                                                                 -----------    -----------
      Total Investments                                                7,391         27,470
                                                                 -----------    -----------
Current Assets:
  Cash and Cash Equivalents (Notes 1 & 10)                             4,291          3,965
  Accounts Receivable                                                 94,105         66,719
  Unbilled Revenues (Note 1)                                          33,537         34,981
  Provision for Uncollectibles                                        (3,170)        (2,661)
  Natural Gas in Storage, average cost                                41,490         59,778
  Materials and Supplies, average cost                                 4,156          3,818
  Energy Trading Assets (Note 1)                                      29,089         47,187
  Prepaid Taxes                                                        2,440          4,650
  Prepayments and Other Current Assets                                 6,761          3,616
                                                                 -----------    -----------
      Total Current Assets                                           212,699        222,053
                                                                 -----------    -----------
Regulatory and Other Non-Current Assets: (Note 1)
  Deferred Fuel Costs -- Net (Note 9)                                 31,594         38,381
  Other Regulatory Assets                                             73,710         79,994
  Energy Trading Assets                                                2,767          3,554
  Derivatives                                                             --            509
  Unamortized Debt Discount and Expense                                7,086          6,636
  Other                                                                9,939          3,789
                                                                 -----------    -----------
      Total Regulatory and Other Non-Current Assets                  125,096        132,863
                                                                 -----------    -----------
      Total Assets                                               $ 1,011,760    $   989,429
                                                                 ===========    ===========

Capitalization and Liabilities
Capitalization:
  Common Equity (Notes 4 & 12)                                   $   237,792    $   220,286
  Preferred Stock and Securities of Subsidiary (Note 2)               36,690         36,690
  Long-Term Debt (Note 6)                                            238,016        259,247
                                                                 -----------    -----------
      Total Capitalization                                           512,498        516,223
                                                                 -----------    -----------
Current Liabilities:
  Notes Payable (Note 10)                                            166,500        152,360
  Current Maturities of Long-Term Debt (Note 6)                       10,696          9,733
  Accounts Payable                                                    76,657         48,239
  Customer Deposits                                                    6,924          5,976
  Environmental Remediation Costs (Note 14)                            5,104         11,319
  Taxes Accrued                                                          892          2,743
  Energy Trading Liabilities (Note 1)                                 15,565         38,991
  Derivatives (Note 1)                                                   142             --
  Deferred Income Taxes -- Net (Note 13)                              24,818         26,629
  Interest Accrued and Other Current Liabilities                       9,334         14,154
                                                                 -----------    -----------
      Total Current Liabilities                                      316,632        310,144
                                                                 -----------    -----------
Deferred Credits and Other Non-Current Liabilities:
  Deferred Income Taxes -- Net (Note 13)                              97,890         84,717
  Investment Tax Credits (Note 5)                                      3,819          4,166
  Pension and Other Postretirement Benefits (Note 11)                 15,828         19,313
  Environmental Remediation Costs (Note 14)                           47,051         41,423
  Energy Trading Liabilities (Note 1)                                  2,095          2,947
  Derivatives (Note 1)                                                 2,431             --
  Other                                                               13,516         10,496
                                                                 -----------    -----------
      Total Deferred Credits and Other Non-Current Liabilities       182,630        163,062
                                                                 -----------    -----------
Commitments and Contingencies (Note 14)
      Total Capitalization and Liabilities                       $ 1,011,760    $   989,429
                                                                 ===========    ===========



The accompanying footnotes are an integral part of the financial statements.



Schedules of Consolidated Capitalization
(In Thousands Except for Per Share Data)

                                                                               South Jersey Industries, Inc.
                                                                                     and Subsidiaries
                                                                                  Year Ended December 31,

                                                                                    2002           2001
                                                                                 ----------     ----------
Common Equity: (Notes 4 & 12)
  Common Stock: Par Value $1.25 per share; Authorized 20,000,000 shares;
            Outstanding Shares: 12,206,474 (2002) and 11,860,990 (2001)
    Balance at Beginning of Year                                                 $   14,826     $   14,375
      Stock Plans                                                                       432            451
                                                                                 ----------     ----------
      Balance at End of Year                                                         15,258         14,826
  Premium on Common Stock                                                           150,434        139,929
  Accumulated Other Comprehensive Loss (Note 8)                                      (5,902)        (1,687)
  Retained Earnings                                                                  78,002         67,218
                                                                                 ----------     ----------
      Total Common Equity                                                           237,792        220,286
                                                                                 ----------     ----------
Preferred Stock and Securities of Subsidiary: (Note 2)
  South Jersey Gas Company -- Redeemable Cumulative Preferred Stock:
    Par Value $100 per share, 41,966 Shares Authorized
      Outstanding Shares: Series 8% -- 16,904                                         1,690          1,690
  South Jersey Gas Company -- Guaranteed Manditorily Redeemable
    Preferred Securities of Subsidiary Trust:
      Par Value $25 per share, 1,400,000 shares Authorized and Outstanding           35,000         35,000
                                                                                 ----------     ----------
      Total Preferred Stock and Securities of Subsidiary                             36,690         36,690
                                                                                 ----------     ----------
Long-Term Debt: (A)
  South Jersey Gas Company:
    First Mortgage Bonds: (B)
        8.19%   Series due 2007                                                      11,362         13,635
       10.25%   Series due 2008                                                       7,385          9,658
           9%   Series due 2010 (C)                                                      --         19,687
        6.12%   Series due 2010                                                      10,000         10,000
        6.74%   Series due 2011                                                      10,000         10,000
        6.57%   Series due 2011                                                      15,000         15,000
        6.95%   Series due 2013                                                      35,000         35,000
         7.7%   Series due 2015                                                      15,000         15,000
         6.5%   Series due 2016                                                       9,965         10,000
        7.97%   Series due 2018                                                      10,000         10,000
       7.125%   Series due 2018                                                      20,000         20,000
         7.7%   Series due 2027                                                      35,000         35,000
         7.9%   Series due 2030                                                      10,000         10,000
    Unsecured Notes:
      Debenture Notes, 8.6% due 2010                                                 21,000         27,000
  Marina Energy LLC: (D)
    Series A Bonds at variable rates due 2031                                        20,000         20,000
    Series B Bonds at variable rates due 2021                                        19,000          9,000
                                                                                 ----------     ----------
      Total Long-Term Debt Outstanding                                              248,712        268,980
      Less Current Maturities                                                        10,696          9,733
                                                                                 ----------     ----------
      Total Long-Term Debt                                                          238,016        259,247
                                                                                 ----------     ----------
Total Capitalization                                                             $  512,498     $  516,223
                                                                                 ==========     ==========


(A) The long-term debt maturities and sinking fund requirements for the succeeding 5 years are as follows: 2003, $10,696; 2004, $10,696; 2005, $10,696;
    2006, $8,989; and 2007, $8,420.

(B) SJG's First Mortgage dated October 1, 1947, as supplemented, securing the First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility plant.

(C) On October 7, 2002, SJG redeemed its 9% Series First Mortgage Bonds due
    2010. The premium associated with the redemption was approximately $0.6 million.
    SJG will seek BPU approval to amortize the premium over the remaining term of this bond issue in accordance with the BPU's uniform system of accounts.

(D) In September 2001 and January 2002, Marina issued $29 million and $10 million, respectively, of variable rate revenue bonds through the New Jersey
    Economic Development Authority. The variable rates at December 31, 2002 for the
    Series A and Series B bonds were both 1.55%. In January 2003, Marina issued an additional $6.0 million of taxable Series B variable rate bonds.

The accompanying footnotes are an integral part of the financial statements.



                   Notes to Consolidated Financial Statements


 1.  Summary of Significant Accounting Policies:

     Consolidation -- The consolidated financial statements include the accounts of South Jersey Industries, Inc. (SJI) and its subsidiaries. We eliminated all significant intercompany accounts and transactions. SJI reclassified some previously reported amounts to conform with current year classifications.

     Equity Investments -- We classify equity investments purchased as long-term investments as Available-for-Sale Securities on our consolidated balance sheets and/or carry them at their estimated fair value with any changes in unrealized gains or losses included in Other Comprehensive Income (See Note 8). SJI, either directly or through its wholly owned subsidiaries, currently holds a 50% non-controlling interest in several affiliated companies and accounts for the investments under the equity method. We include the operations of these affiliated companies in the statements of consolidated income under the caption, Equity in Affiliated Companies (See Note 3).

     Estimates and Assumptions -- We prepare our financial statements to conform with generally accepted accounting principles. Management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

     Regulation -- South Jersey Gas Company (SJG) is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU). We maintain our accounts according to the BPU's prescribed Uniform System of Accounts (See Note
9). SJG follows the accounting for regulated enterprises prescribed by the Financial Accounting Standards Board (FASB) Statement No. 71, "Accounting for the Effects of Certain Types of Regulation." In general, Statement No. 71 allows deferral of certain costs and creation of certain obligations when it is probable that these items will be recovered from or refunded to customers in future periods.

     Revenues -- SJG, South Jersey Energy Company (SJE) and South Jersey Resources Group, LLC (SJRG) bill customers monthly for gas deliveries. For SJG and SJE retail customers not billed at the end of each month, we make an accrual to recognize unbilled revenues from the date of the last bill to the end of the month. We defer and recognize revenues related to SJG's appliance warranty contracts over the full 12-month term of the contract as earned.

     The BPU allows SJG to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). We collect these costs on a forecasted basis upon BPU order. SJG defers over/under-recoveries of gas costs and includes them in the following year's LGAC or other similar recovery mechanism. We pay interest on overcollected LGAC balances based on SJG's approved return on rate base (See Note 9).

     SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a Comprehensive Resource Analysis Clause
(CRA). Our TAC reduces the impact of temperature fluctuations on SJG and its customers. The RAC recovers remediation costs of former gas manufacturing plants and the CRA recovers costs associated with our conservation plan. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover these costs through rates over 7-year amortization periods (See Notes 9 & 14). CRA adjustments are also deferred and do not affect earnings, as these costs are recovered through rates on an ongoing basis.

     Property, Plant and Equipment -- For regulatory purposes, utility plant is stated at original cost. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

     Depreciation and Amortization -- We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. We periodically review and adjust these estimates as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.9% in 2002 and 2.8% in 2001 and 2000. Except for extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired and removal costs less salvage. We compute nonutility property depreciation on a straight-line basis over the estimated useful lives of the property, ranging up to 20 years. We recognize gain or loss on the disposition of nonutility property in net income.

     Impairment of Long-Lived Assets -- We review the carrying amount of an asset for possible impairment whenever events or changes in circumstances indicate that such amount may not be recoverable. For the years ended 2002, 2001 and 2000, no such circumstances were identified.

     Energy Trading Activities and Derivative Instruments -- SJI's regulated and unregulated subsidiaries are involved in buying, selling, transporting and storing natural gas and buying and selling retail electricity for their own accounts as well as managing these activities for others. These subsidiaries are subject to market risk due to price fluctuations. To manage this risk, our companies enter into a variety of physical and financial transactions including forward contracts, swap agreements, option contracts and futures contracts.

     SJI structured its subsidiaries so that SJG and SJE transact commodities on a physical basis only and do not directly enter into financially settling positions. SJRG performs this risk management function for these entities and enters into the types of transactions noted above. Management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in identifying, assessing and controlling various risks. Management reviews any open positions in accordance with strict policies to limit exposure to market risk.

     Effective January 1, 2001, SJI adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. We must record all derivatives, whether designated in hedging relationships or not, on the balance sheet at fair value. If the derivative is designated as a fair value hedge, we recognize the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk in earnings. If the derivative is designated as a cash flow hedge, we record the effective portion of changes in the fair value of the derivative in other comprehensive income and recognize it in the income statement when the hedged item affects earnings. We recognize ineffective portions of changes in the fair value of cash flow hedges in earnings. As permitted under Statement No. 133, SJI has elected to designate certain energy-related derivative instruments as cash flow hedges.

     SJRG manages its portfolio of purchases and sales, as well as natural gas in storage, using a variety of instruments that include forward contracts, swap agreements, option contracts and futures contracts. Because SJRG's transactions will not necessarily settle physically, SJRG accounts for these contracts at fair value under Emerging Issues Task Force (EITF) Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" or

Statement No. 133. Under this method of accounting, SJRG measures the difference between the contract price and the fair value of the contracts and records these as Energy Trading Assets or Energy Trading Liabilities on our consolidated balance sheets. For the years ended December 31, 2002 and 2001, we included the net unrealized pre-tax (loss) gain of $(0.5) million and $3.4 million, respectively, on energy trading contracts determined under the mark-to-market method, in Operating Revenues -- Nonutility. The Cumulative Effect of a Change in Accounting Principle -- Net of $148,000 relates to the adoption of Statement No. 133 on January 1, 2001.

     Beginning in 2002, SJI has presented revenues and expenses from trading in physical power contracts on a net basis in our consolidated statements of income consistent with recent changes in EITF Issue No. 02-03. Consequently, we reclassified Operating Revenues -- Nonutility and Cost of Sales -- Nonutility for the year ended December 31, 2001 to conform with this presentation. Because of the difficulty in obtaining certain information, we determined this presentation by netting the energy contract related revenue and expense transactions of SJRG. As a result, we based certain nonutility costs of sales on the transfer prices between SJRG and SJE. Management believes these transfer prices are generally at market, but has had no policy that they be at market. There is no effect on operating income or net income from the above changes in presentation.

     On October 25, 2002, the EITF rescinded its consensus in Issue No. 98-10 effective for transactions entered into after that date, with a cumulative effect adjustment for previously existing transactions to be recognized in the quarter beginning January 1, 2003. As a result of the recision, SJI will only mark-to-market those energy-related contracts that meet the definition of a derivative in Statement No. 133. Energy-related contracts that do not meet the definition of a derivative would be accounted for using the accrual basis of accounting. The effect of this change in accounting will result in a net charge of $426,338 shown as a cumulative effect adjustment effective January 1, 2003. Furthermore, management will designate any contract entered into after December 31, 2002 to hedge physical gas in storage as a cash flow hedge and will account for them accordingly.

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

     In January 2002, Marina issued an additional $10.0 million of taxable Series B variable rate bonds. In April 2002, we entered into an interest rate swap contract that effectively fixes the interest rate on these bonds at 4.62% for a 4-year period. The notional amount of this swap decreases to $8.0 million in December 2003, then to $3.9 million in December 2004, and terminates in December 2005.

     Also in April 2002, SJG entered into two interest rate swap contracts that effectively fix the interest rate at 3.57% through March 15, 2003 on $40.0 million of SJG's debt outstanding under its bank lines.

     We entered into interest rate swap agreements to hedge the exposure to increasing rates with respect to our variable rate debt. The differential to be paid or received as a result of these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. We account for these interest rate swaps as cash flow hedges. As of December 31, 2002 and 2001, the market value of these swaps was $(2.6) and $0.5 million, respectively, which represents the amount we would have to pay/be paid by the counterparty to terminate these contracts as of those dates. We include these balances on the 2002 and 2001 consolidated balance sheets under the caption Derivatives. As of December 31, 2002 and 2001, we calculated the swaps to be highly effective; therefore, we record the offset to the hedge asset, net of taxes, in Accumulated Other Comprehensive Loss (See Note 8).

     We determined the fair value of derivative instruments by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties.

     New Accounting Pronouncements -- In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" and Statement No. 143, "Accounting for Asset Retirement Obligations."

     Statement No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. It provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment. In 1983, SJG acquired certain gas distribution and operating facilities with an excess of purchase price over net book value of $2.9 million, which was being amortized over 40 years. This acquisition adjustment is deemed to have an indefinite useful life. Accordingly, SJG ceased amortizing the premium on January 1, 2002 upon adoption of Statement No. 142, leaving a carrying amount of $1.6 million, which we reflect in the caption Utility Plant on the consolidated balance sheets. The premium amortization approximated $75,000 in 2001 and 2000.

     Statement No. 143, which we will adopt in 2003, establishes accounting and reporting standards for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SJG has certain easements and right-of-way agreements that qualify as legal obligations under Statement No. 143. However, it is our intent to maintain these agreements in perpetuity; therefore, no change in SJG's current accounting practices is required at this time.

     SJG recovers certain asset retirement costs through rates charged to customers as an approved component of depreciation expense. When we retire depreciable properties, we charge the original cost thereof, plus cost of removal less salvage, to accumulated depreciation. As of December 31, 2002, SJG accrued amounts in excess of actual removal costs incurred totaling $41.4 million which is included in utility plant accumulated depreciation. We do not expect the adoption of this statement to materially affect SJI's financial condition or results of operations.

     In August 2001, the FASB also issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which became effective in 2002. This statement prescribes that a single accounting model be used for valuing long-lived assets to be disposed of and broadens the presentation of discontinued operations. The adoption of this statement did not affect SJI's financial condition or results of operations nor do we expect its ongoing application to materially affect SJI's financial statements.

     In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of this statement to materially affect SJI's financial condition or results of operations.

     In November 2002, the FASB released Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." See section on Parental Guarantees under
Note 14, Commitments and Contingencies, for discussion.

     In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure," which is effective for SJI's 2002 annual financial statements and subsequent interim financial reporting. This statement provides alternate methods of transitioning for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it requires prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement currently have no impact on SJI's financial statements (See Note 4).

     Income Taxes -- Deferred income taxes are provided for all significant temporary differences between book and taxable income (See Notes 5 & 13).

     Other Regulatory Assets -- Other Regulatory Assets at December 31, 2002 and 2001 consisted of the following items:

                                            Years        Thousands of Dollars
                                          Remaining        2002        2001
Environmental Remediation Costs:
 (Notes 9 & 14)
  Expended -- Net                             7         $   6,470   $  12,831
  Liability for Future Expenditures          --            48,211      48,790
Income Taxes -- Flowthrough
 Depreciation (Note 5)                        9             8,597       9,575
Postretirement Benefit Costs
 (Note 11)                                   10             3,780       4,158
Gross Receipts and Franchise Taxes
 (Note 5)                                     4             1,811       2,254
Other                                        --             4,841       2,386
                                                        ---------   ---------
      Total Other Regulatory Assets                     $  73,710   $  79,994
                                                        =========   =========


     Each item separately identified is being recovered through utility rate charges without a return on investment over the period indicated. The majority of the assets reflected above under the caption "Other" is currently subject to filings with the BPU requesting recovery. Management believes that all such deferred costs will be permitted to be recovered from ratepayers through future utility rates.

     In addition, SJG has one significant regulatory liability for overcollected taxes totaling $2.8 million and $1.6 million, including interest, as of December 31, 2002 and 2001, respectively. We include these amounts in the caption "Other" under the heading Deferred Credits and Other Non-Current Liabilities and they are subject to being returned to ratepayers in future rate proceedings.

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

     Mandatorily Redeemable Preferred Securities -- In 1997, SJG's statutory trust subsidiary, SJG Capital Trust (Trust), sold $35 million of 8.35% SJG-Guaranteed Mandatorily Redeemable Preferred Securities. The Trust's only assets are the 8.35% Deferrable Interest Subordinated Debentures issued by SJG maturing April 2037. This is also the maturity date of the Preferred Securities. The Debentures and Preferred Securities are redeemable at SJG's option at a price equal to 100% of the principal amount.

     SJI has 2,500,000 authorized shares of Preferred Stock, no par value, which has not been issued. SJI has registered and reserved for issuance 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Preferred Stock) connected with its Shareholder Rights Plan (See Note 4).


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

     SJG operated two retail stores which sold natural gas appliances. The stores were intended to provide gas customers with access to and choice among natural gas appliances. In 2001, SJG formally discontinued this merchandising segment of its operations as those appliances are readily available from other retailers.

     Summarized operating results of the discontinued operations were:

                                                     Thousands of Dollars
                                                  2002       2001       2000

Operating Revenues -- Merchandising             $    26    $ 1,016    $ 1,193
                                                =======    =======    =======
(Loss) Income before Income Taxes:
  Sand Mining                                   $  (467)   $   719    $  (155)
  Construction                                      (17)        78          8
  Fuel Oil                                         (122)      (113)      (123)
  Electric                                           --     (1,150)      (488)
  Merchandising                                     (50)      (351)      (128)
Income Taxes                                        232        362        329
                                                -------    -------    -------
Loss from Discontinued
 Operations -- Net                              $  (424)   $  (455)   $  (557)
                                                =======    =======    =======
Earnings Per Common Share from Discontinued
 Operations -- Net                              $ (0.03)   $ (0.03)   $ (0.05)
                                                =======    =======    =======


     Losses from sand mining are mainly comprised of environmental remediation and product liability litigation associated with Morie's prior activities. Positive results from sand mining operations in 2001 reflect a settlement with our insurance carrier for previously incurred costs. Wholesale Electric losses increased in 2001 due to the settlement of a creditor claim in bankruptcy.

     Affiliations -- In 1996, we formed SJRG to provide natural gas storage, peaking services and transportation capacity for wholesale customers in New Jersey and surrounding states. Prior to January 1, 2001, SJ EnerTrade, Inc., an SJE subsidiary, and UPR Energy Marketing, Inc. (UPR) each held a 50% non-controlling interest in SJRG. In January 2001, SJRG became a wholly owned SJI subsidiary when UPR redeemed its 50% interest in SJRG for the book value of its investment of $2.9 million. In 2001, we included SJRG's operations on a consolidated basis. Prior to January 1, 2001, we accounted for SJI's investment in SJRG on the equity method.

     In January 1999, SJI and Conectiv Solutions, LLC formed Millennium Account Services, LLC to provide meter reading services in southern New Jersey.

     In June 1999, SJE and Energy East Solutions, Inc. (EES) formed South Jersey Energy Solutions, LLC (SJES) to market retail electricity and energy management services. SJES began supplying retail electricity during 2000, and ceased active operations in May 2002.

     In April 2000, SJE and GZA GeoEnvironmental, Inc. formed Air Logics, LLC to market a jointly developed air monitoring system designed to assist companies involved in environmental cleanup activities.

     In October 2000, SJI formed Marina, a wholly owned subsidiary, to develop, construct and operate a $56.6 million thermal energy plant. In December 2000, Marina entered into a 20-year contract with Marina District Development Corporation to supply heat, hot water and cooling to The Borgata Resort. The plant is scheduled for completion in July 2003.

 4.  Common Stock:

     SJI has 20,000,000 shares of authorized Common Stock. The following shares were issued and outstanding:

                                               2002         2001        2000

Beginning of Year                           11,860,990   11,499,701  11,152,175

New Issues During Year:
  Dividend Reinvestment Plan                   338,518      354,809     335,427
  Employees' Stock Ownership Plan                4,162        3,707       3,917
  Stock Option, Stock Appreciation Rights
   and Restricted Stock Award Plan                590          604       5,545
  Directors' Restricted Stock                    2,214        2,169       2,637
                                            ----------   ----------  ----------
End of Year                                 12,206,474   11,860,990  11,499,701
                                            ==========   ==========  ==========


     We credited the par value ($1.25 per share) of stock issued in 2002, 2001 and 2000 to Common Stock. We credited the net excess over par value of approximately $10.5 million, $10.6 million and $8.5 million, respectively, to Premium on Common Stock.

     Earnings Per Common Share -- We present basic EPS based on the weighted-average number of common shares outstanding. EPS are presented in accordance with FASB Statement No. 128, "Earnings Per Share," which establishes standards for computing and presenting basic and diluted EPS. The incremental shares required for inclusion in the denominator for the diluted EPS calculation were 77,866, 34,254 and 9,664 shares for the years ended December 31, 2002, 2001 and 2000, respectively. These shares relate to restricted stock and stock options and were calculated using the treasury stock method.

     Stock Option, Stock Appreciation Rights and Restricted Stock Award Plan -- Under this plan, no more than 306,000 shares in the aggregate may be issued to SJI's officers and other key employees. No options or stock appreciation rights may be granted under the Plan after November 22, 2006. At December 31, 2002, 2001 and 2000, SJI had -0-, 2,000 and 4,500 options outstanding, respectively, all exercisable at $24.69 per share. No options were granted in 2002, 2001 or 2000. When granted, SJI values stock options to employees using the intrinsic value method. No stock appreciation rights were issued under the Plan. In 1999, we amended the Plan to include restricted stock awards. In 2002, 2001 and 2000, we granted 26,034, 44,384 and 10,267 restricted shares, respectively. These restricted shares vest over a 3-year period and, with the exception of the 2000 award, are subject to SJI achieving certain performance targets. The annual expense associated with these awards was $579,900 in 2002 and $61,300 in both 2001 and 2000.

     Dividend Reinvestment Plan (DRP) and Employees' Stock Ownership Plan
(ESOP) -- Newly issued shares of common stock offered through the DRP are issued directly by SJI. All shares offered through the ESOP are also issued directly by SJI. As of December 31, 2002, SJI reserved 1,165,707 and 15,566 shares of authorized, but unissued, common stock for future issuance to the DRP and ESOP, respectively.

     Directors' Restricted Stock Plan -- Under this Plan, SJI grants annual awards to outside directors which vest over three years. SJI holds shares issued as restricted stock until the attached restrictions lapse. We record the stock's market value on the grant date as compensation expense over the applicable vesting period. The annual expense associated with this plan was approximately $67,000 for each of the past three years.

     Shareholder Rights Plan -- In 1996, the board of directors adopted a shareholder rights plan providing for the distribution of one right for each share of common stock outstanding on and after October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Preferred Stock at an exercise price of $90 (See Note 2). The rights will not be exercisable until after a person or group acquires 10% or more of SJI's common stock and will expire if not exercised or redeemed by September 20, 2006.

 5.  Federal and Other Regulatory Tax Assets and Deferred Credits:

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

     The Investment Tax Credit attributable to SJG was deferred and continues to be amortized at the annual rate of 3%, which approximates the life of related assets.

     SJG deferred $11.8 million resulting from a change in the basis for accruing the Gross Receipts & Franchise Tax in 1978 and is amortizing it on a straight-line basis to operations over 30 years beginning that same year.

 6.  Financial Instruments:

     Restricted Investments -- In accordance with the terms of Marina's bond agreements, we are required to invest unused proceeds in high-quality, highly liquid investments pending approved construction expenditures. As of December 31, 2002 and 2001, these residual proceeds totaled $2.1 and $14.4 million, respectively.

     SJRG maintains a margin account with a national investment firm to support its energy trading activities. As of December 31, 2002, the account reflected a $2.4 million balance due to changes in the market value of outstanding contracts. The balance approximated $8.6 million as of December 31, 2001.

     Long-Term Debt -- We estimate the fair values of SJI's long-term debt, including current maturities, as of December 31, 2002 and 2001, to be $291.4 and $288.0 million, respectively. Carrying amounts are $248.7 and $269.0 million, respectively. We base the estimates on interest rates available to SJI at the end of each year for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

     Other Financial Instruments -- The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 2002 and 2001.

 7.  Segments of Business:

     Information about SJI's operations in different industry segments is presented below:

                                                       Thousands of Dollars
                                                2002           2001           2000
Operating Revenues:
  Gas Utility Operations                    $   417,262    $   475,462    $   445,818
  Wholesale Gas Operations                        4,998          6,144             --
  Retail Gas and Other Operations               114,706         96,752         82,761
  On-Site Energy Production                         852             --             --
                                            -----------    -----------    -----------
      Subtotal                                  537,818        578,358        528,579
  Intersegment Sales                            (32,692)       (32,372)       (15,963)
                                            -----------    -----------    -----------
      Total Operating Revenues              $   505,126    $   545,986    $   512,616
                                            ===========    ===========    ===========

Operating Income:
  Gas Utility Operations                    $    60,874    $    60,463    $    62,618
  Wholesale Gas Operations                        4,280          4,628             --
  Retail Gas and Other Operations                 4,159          3,824          3,352
  On-Site Energy Production                         416             --             --
  General Corporate                                (654)          (371)          (506)
                                            -----------    -----------    -----------
      Total Operating Income                $    69,075    $    68,544    $    65,464
                                            ===========    ===========    ===========

Depreciation and Amortization:
  Gas Utility Operations                    $    24,730    $    23,332    $    22,986
  Wholesale Gas Operations                           12              8             --
  Retail Gas and Other Operations                    84             78             99
  On-Site Energy Production                          10             --             --
  Discontinued Operations                            28             28             19
                                            -----------    -----------    -----------
      Total Depreciation and Amortization   $    24,864    $    23,446    $    23,104
                                            ===========    ===========    ===========

Property Additions:
  Gas Utility Operations                    $    49,646    $    47,799    $    47,116
  Wholesale Gas Operations                           --             61             --
  Retail Gas and Other Operations                   138            163            275
  On-Site Energy Production                      33,925         17,915          2,985
                                            -----------    -----------    -----------
      Total Property Additions              $    83,709    $    65,938    $    50,376
                                            ===========    ===========    ===========

Identifiable Assets
  Gas Utility Operations                    $   872,716    $   859,586    $   842,082
  Wholesale Gas Operations                       62,569         82,596             --
  Retail Gas and Other Operations                44,732         19,092         22,138
  On-Site Energy Production                      60,916         35,672          2,985
  Discontinued Operations                         2,335          2,182          2,243
                                            -----------    -----------    -----------
      Subtotal                                1,043,268        999,128        869,448
  Corporate Assets                               40,783         33,505         20,338
  Intersegment Assets                           (72,291)       (43,204)       (19,807)
                                            -----------    -----------    -----------
      Total Identifiable Assets             $ 1,011,760    $   989,429    $   869,979
                                            ===========    ===========    ===========


     Gas Utility Operations consists primarily of natural gas distribution to residential, commercial and industrial customers. Wholesale Gas Operations include SJRG's activities. Retail Gas and Other Operations include natural gas and electricity acquisition and transportation service companies. On-Site Energy Production consists of Marina's construction and related financing activities (See Note 3).

     SJI's interest expense relates primarily to SJG's borrowing and financing activities. Interest income is essentially derived from borrowings between the subsidiaries and is eliminated during consolidation.

 8.  Comprehensive Income:

     The components of comprehensive income are as follows:

                                                 Thousands of Dollars
                                             2002        2001        2000

Net Income Applicable to Common Stock      $ 28,988    $ 26,562    $ 24,184
                                           ========    ========    ========
Other Comprehensive (Loss) Income:
  Minimum Pension Liability
   Adjustment -- Net*                        (7,271)     (1,988)         --
  Change in Fair Value of
   Investments -- Net*                         (149)         --          --
  Change in Fair Value of Energy Trading
   Assets/Liabilities -- Net*                 5,027          --          --
  Change in Fair Value of Other
   Derivatives -- Net*                       (1,822)        301          --
                                           --------    --------    --------
Total Other Comprehensive Loss               (4,215)     (1,687)         --
                                           --------    --------    --------
Comprehensive Income                       $ 24,773    $ 24,875    $ 24,184
                                           ========    ========    ========

* Determined using an effective tax rate of 40.85%


 9.  Regulatory Actions:

     In January 1997, the BPU granted SJG a 9.62% rate of return on rate base, which included an 11.25% return on common equity. Additionally, SJG's threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation increased. Currently, SJG keeps 100% of pre-tax margins up to the threshold level of $7.8 million. The next $750,000 is credited to the LGAC. Thereafter, SJG keeps 20% of the pre-tax margins as it has historically.

     Effective January 10, 2000, the BPU approved full unbundling of SJG's system. This allows all natural gas consumers to select their natural gas supplier. As of December 31, 2002, 92,543 of SJG's customers were purchasing their gas commodity from someone other than SJG. Customers choosing to purchase natural gas from providers other than the utility are charged for the cost of gas by the marketer, not the utility. The resulting decrease in SJG's revenues is offset by a corresponding decrease in gas costs. While customer choice can reduce utility revenues, it does not negatively affect SJG's net income or financial condition. The BPU continues to allow for full recovery of natural gas costs through the LGAC as well as other costs of service, including deferred costs, through tariffs.

     In November 2001, SJG filed for a $2.7 million rate increase to recover the cash related to a 3-year net deficiency in the TAC. Additionally, in September 2002, SJG filed for an $8.6 million rate increase to recover the cash related to a TAC deficiency resulting from warmer-than-normal weather for the 2001-2002 winter.

     Also in November 2001, SJG filed for a $17.6 million reduction to its LGAC. The BPU approved the LGAC reduction effective December 1, 2001 and concurrently approved recovery of SJG's October 31, 2001 underrecovered gas cost balance. As a result, SJG will recover $48.9 million over three years plus interest accrued since April 1, 2001. SJG will also recover interest for the 3-year amortization period at a rate of 5.75%. In May 2002, SJG received approval from the BPU to reduce its overcollected LGAC balance by another $17.6 million through a customer refund. This refund did not affect SJG's net income or financial condition. In September 2002, SJG filed with the BPU to maintain its current LGAC rate through October 2003.

     During 2002, the BPU convened a gas policy group to address Basic Gas Supply Service (BGSS), which is the gas supply service being provided by the natural gas utility. On December 18, 2002, the BPU approved the proposed BGSS price structure which was submitted by the gas policy group. When the BGSS is

                                     - 26 -


implemented in 2003, customers will be able to make more informed decisions about choosing an alternate supplier by having a utility price structure that more currently reflects market conditions. Further, BGSS will provide SJG with more pricing flexibility, through automatic rate changes, resulting in the reduction of over/under-recoveries. The BGSS-approved price structure will replace the current LGAC pricing structure. However, other LGAC-related mechanisms, such as deferred accounting treatment, the sharing of pre-tax margins generated by interruptible and off-system sales and transportation, and the allowance for full recovery of natural gas costs, will remain in place under BGSS.

     In August 2002, SJG filed for a Societal Benefits Clause (SBC) rate increase. The SBC recovers costs related to BPU-mandated programs, including environmental remediation costs that are recovered through its RAC; energy efficiency and renewable energy program costs recovered through its CRA clause (renamed in December 2002 as the New Jersey Clean Energy Programs); consumer education program costs; and low income program costs. If approved, the rate increase filed would provide an annual recovery of $13.7 million, representing an annual increase of approximately $7.0 million over the $6.7 million recovery currently included in rates.

     Also in August 2002, SJG filed a petition with the BPU to transfer its appliance service business from the regulated utility into a newly created unregulated company. As filed, the newly created company would have the flexibility to be more responsive to competition and customer needs by expanding and modifying its service offerings in an unregulated environment.

10.  Unused Lines of Credit and Compensating Balances:

     Unused lines of credit available at December 31, 2002 were $30.5 million. Borrowings under these lines of credit are at market rates. The weighted borrowing cost, which changes daily, was 2.28% and 3.08% at December 31, 2002 and 2001, respectively. We maintain demand deposits with lending banks on an informal basis and they do not constitute compensating balances.

11.  Pensions & Other Postretirement Benefits:

     SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to substantially all full-time, regular employees upon retirement. The other postretirement benefit plans provide health care and life insurance benefits to some retirees.

     In 2002, we changed the actuarial valuation measurement date for our pension plans from September 30 to December 31 to conform to the measurement date used for our postretirement health care plans and to better reflect the actual pension balances as of SJI's balance sheet dates. This change had no significant effect on 2002 or prior years' pension expense.

     The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." We deferred amounts accrued prior to that authorization and are amortizing them as allowed by the BPU. The unamortized balance of $3.8 million at December 31, 2002 is recoverable in rates. We are amortizing this amount over 15 years which started January 1998.

     Net periodic benefit cost related to the pension and other postretirement benefit insurance plans consisted of the following components:

                                         Thousands of Dollars
                               Pension Benefits           Other Benefits
                           2002     2001     2000     2002     2001     2000

Service Cost             $ 2,237  $ 2,120  $ 1,988  $ 1,131  $ 1,063  $   996
Interest Cost              5,029    4,923    4,577    2,355    1,898    1,746
Expected Return on
 Plan Assets              (4,567)  (5,314)  (4,790)  (1,046)    (895)    (726)
Amortization of
 Transition Obligation        72       72       72      772      772      772
Amortization of Loss
 (Gain) and Other            838      372      320       73       (3)     (78)
                         -------  -------  -------  -------  -------  -------
Net Periodic
 Benefit Cost            $ 3,609  $ 2,173  $ 2,167  $ 3,285  $ 2,835  $ 2,710
                         =======  =======  =======  =======  =======  =======


     A reconciliation of the plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidated balance sheets follows:

                                                               Thousands of Dollars
                                                      Pension Benefits        Other Benefits
                                                      2002       2001         2002      2001
Change in Benefit Obligations:
Benefit Obligation at Beginning
 of Year                                            $ 72,540   $ 64,086     $ 28,629  $ 24,807
  Service Cost                                         2,237      2,120        1,131     1,063
  Interest Cost                                        5,029      4,923        2,355     1,898
  Actuarial Loss (Gain) and Other                      5,738      4,606         (103)    1,606
  Benefits Paid                                       (4,438)    (3,195)      (1,039)     (745)
                                                    --------   --------     --------  --------
Benefit Obligation at End of Year                   $ 81,106   $ 72,540     $ 30,973  $ 28,629
                                                    ========   ========     ========  ========

Change in Plan Assets:
Fair Value of Plan Assets at Beginning
 of Year                                            $ 50,358   $ 60,084     $ 13,465  $ 11,970
  Actual Return on Plan Assets                        (3,508)    (9,031)      (1,529)     (619)
  Employer Contributions                              20,700      2,500        2,939     2,859
  Benefits Paid                                       (4,438)    (3,195)      (1,040)     (745)
                                                    --------   --------     --------  --------
Fair Value of Plan Assets at
 End of Year                                        $ 63,112   $ 50,358     $ 13,835  $ 13,465
                                                    ========   ========     ========  ========

Funded Status:                                      $(17,994)  $(22,182)    $(17,138) $(15,164)
  Unrecognized Prior Service Cost                      3,165      3,536           --        --
  Unrecognized Net Transition
   Obligation                                             72        143        7,718     8,489
  Unrecognized Net Loss (Gain)
   and Other                                          28,955     15,609        2,337       (63)
                                                    --------   --------     --------  --------
Accrued Net Benefit Cost at
 End of Year                                        $ 14,198   $ (2,894)    $ (7,083) $ (6,738)
                                                    ========   ========     ========  ========

Amounts Recognized in the
Statement of Financial Position
Consist of:
  Accrued Benefit Liability                         $ (4,693)  $ (8,785)    $ (7,083) $ (6,738)
  Intangible Asset                                     3,237      2,521           --        --
  Accumulated Other
   Comprehensive Income                              15,654      3,370           --        --
                                                    --------   --------     --------  --------
Net Amount Recognized
 at End of Year                                    $ 14,198   $ (2,894)    $ (7,083) $  (6,738)
                                                    ========   ========     ========  ========



     The accumulated benefit obligation of SJI's pension plans at December 31, 2002 and 2001 was $67.8 million and $59.1 million, respectively.

                                     - 27 -


     At December 31, 2002 and 2001, SJI recorded additional minimum pension liabilities of $18.9 million and $5.9 million, respectively, which we reflected in the consolidated balance sheets under the caption Pension and Other Postretirement Benefits. These liability adjustments resulted from decreases in the fair value of plan assets, which were due to the declining stock market, and decreases in the discount rates over the past two years.

     SJI also has unqualified pension plans provided to certain officers and outside directors which are unfunded. The aggregate accrued net benefit obligation of such plans as of December 31, 2002 and 2001 was $3.9 million and $3.7 million, respectively.

     Assumptions used in the accounting for these plans were:

                                        Pension Benefits     Other Benefits
                                           2002   2001         2002   2001

Discount Rate                              6.75%  7.25%        6.75%  7.25%
Expected Return on Plan Assets             9.00%  9.00%        7.50%  7.50%
Rate of Compensation Increase              3.60%  4.10%          --     --


     The assumed health-care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 2002 are: Medical and Drug -- 7.5% in 2002 for participants age 65 or older; and 12.0% in 2002 for participants under age 65; Dental -- 7.5% in 2002. All three of these rates grade to 5.0% in 2016 and remain level thereafter.

     A 1% change in the assumed health-care cost trend rates for SJI's postretirement health care plans in 2002 would have the following effects:

                                                      Thousands of Dollars
                                                    1% Increase   1% Decrease

Effect on the aggregate of the service
 and interest cost components                        $   515       $   (423)
Effect on the postretirement benefit obligation      $ 4,670       $ (4,836)


12.  Retained Earnings:

     Restrictions exist under various loan agreements regarding the amount of cash dividends or other distributions that SJG may pay on its common stock. SJI's total equity in its subsidiaries' retained earnings, which is free of these restrictions, was $76.2 million as of December 31, 2002.


13.  Income Taxes:

     Total income taxes applicable to operations differ from the tax that would have resulted by applying the statutory Federal Income Tax rate to pre-tax income for the following reasons:

                                                Thousands of Dollars
                                               2002      2001      2000

Tax at Statutory Rate                        $ 17,436  $ 16,157  $ 15,208
Increase (Decrease) Resulting from:
  State Income Taxes                            3,143     2,857     3,167
  ESOP                                           (489)       --        --
  Amortization of Investment Tax Credit          (347)     (347)     (335)
  Tax Depreciation Under Book
   Depreciation on Utility Plant                  664       664       664
  Other -- Net                                     (3)      (36)        5
                                             --------  --------  --------
Income Taxes:
  Continuing Operations                        20,404    19,295    18,709
  Discontinued Operations                        (232)     (362)     (329)
  Cumulative Effect of a Change
   in Accounting Principle                         --       103        --
                                             --------  --------  --------
Net Income Taxes                             $ 20,172  $ 19,036  $ 18,380
                                             ========  ========  ========

     The provision for Income Taxes is comprised of the following:

                                                   Thousands of Dollars
                                                 2002      2001      2000

Current:
  Federal                                     $  3,044  $  8,306  $  2,801
  State                                          3,017     3,678     2,052
                                              --------  --------  --------
      Total Current                              6,061    11,984     4,853
                                              --------  --------  --------
Deferred:
  Federal:
    Excess of Tax Depreciation Over
     Book Depreciation -- Net                   10,960     4,668     5,220
    Deferred Fuel Costs                         (3,728)      794    12,157
    Environmental Costs -- Net                  (1,490)   (1,850)   (2,504)
    Alternative Minimum Tax                       (495)    2,851    (1,694)
    Benefit of State Tax                           636       251      (984)
    Prepaid Pension                              5,743        --        --
    Deferred Regulatory Costs                    1,543       175        69
    Other -- Net                                  (297)       51      (894)
  State                                          1,818       718     2,821
                                              --------  --------  --------
      Total Deferred                            14,690     7,658    14,191
                                              --------  --------  --------
Investment Tax Credit                             (347)     (347)     (335)
                                              --------  --------  --------
  Income Taxes:
    Continuing Operations                       20,404    19,295    18,709
    Discontinued Operations                       (232)     (362)     (329)
    Cumulative Effect of a Change
     in Accounting Principle                        --       103        --
                                              --------  --------  --------
Net Income Taxes                              $ 20,172  $ 19,036  $ 18,380
                                              ========  ========  ========


     The net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes resulted in the following deferred tax liabilities at December 31:

                                                  Thousands of Dollars
                                                    2002        2001

Current:
  Deferred Fuel Costs                             $ 20,368    $ 25,054
  Derivatives / Unrealized Gain                      3,595       1,435
  Other                                                855         140
                                                  --------    --------
      Current Deferred Tax Liability -- Net       $ 24,818    $ 26,629
                                                  ========    ========
Non-Current:
  Book versus Tax Basis of Property                 98,839      85,569
  Prepaid Pension                                    7,117          --
  Environmental                                        878       2,761
  Excess Protected                                   3,160       3,225
  Deferred Regulatory Costs                          3,873       1,660
  Minimum Pension Liability                         (6,395)     (1,382)
  Deferred State Tax                                (2,678)     (2,126)
  Investment Tax Credit Basis Gross Up              (2,070)     (2,249)
  Alternative Minimum Tax                           (2,089)     (1,080)
  Other                                             (2,745)     (1,661)
                                                  --------    --------
      Non-Current Deferred Tax Liability -- Net   $ 97,890    $ 84,717
                                                  ========    ========


14.  Commitments and Contingencies:

     Construction and Environmental -- SJI's estimated net cost of construction and environmental remediation programs for 2003 totals $57.8 million. Commitments were made regarding some of these programs.

     Gas Supply Contracts -- SJG, in the normal course of business, has entered into long-term contracts for natural gas supplies, firm transportation and gas storage service. The earliest that any of these contracts expires is 2003. The transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.0 million per month, recovered on a current basis through the LGAC.

     Pending Litigation -- SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We accrue liabilities related to these claims when we can determine the amount or range of amounts of likely settlement costs for those claims. Among other actions, SJI was named in certain product liability claims related to our former sand mining subsidiary. Management does not currently anticipate the disposition of any known claims to have a material adverse effect on SJI's financial position, results of operations or liquidity.

     Parental Guarantees -- In 2002, the FASB released Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires companies to disclose the nature of its guarantees or indemnification agreements for interim and year-end financial statements ending after December 15, 2002. As of December 31, 2002, SJI had issued $96.6 million of parental guarantees on behalf of its subsidiaries. Nearly two-thirds of these guarantees expire within one year with the remainder having no expiration date. The vast majority of these guarantees was issued as a guarantee of payment to third parties with whom our subsidiaries have commodity supply contracts. As of December 31, 2002, these guarantees support $13.5 million of the Accounts Payable recorded on our consolidated balance sheet. As part of our risk management policy, we also require parental guarantees from trading counterparties as applicable. These arrangements are typical in our industry. SJI has also issued two parental guarantees totaling $7.1 million related to Marina's construction activity.

     Standby Letters of Credit -- SJI provided a $17 million standby letter of credit to Marina District Development Corporation in support of Marina's contractual obligations to construct the thermal energy plant and to supply heat, hot water and cooling to The Borgata Resort. This letter of credit was reduced to $6.4 million as of December 31, 2002.

     As of December 31, 2002, SJI also provided $39 million of standby letters of credit supporting the variable rate demand bonds issued through the New Jersey Economic Development Authority by Marina. Commercial banks have committed to issue up to $46 million of annually renewing letters of credit to support development of Marina's thermal plant project.

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

     SJI successfully entered into settlements with all of its historic comprehensive general liability carriers regarding the environmental remediation expenditures at the SJG sites. Also, SJG purchased a Cleanup Cost Cap Insurance Policy limiting the amount of remediation expenditures that SJG will be required to make at 11 of its sites. This policy will be in force until 2024 at 10 sites and until 2029 at one site.

     Since the early 1980s, SJI accrued environmental remediation costs of $137.2 million, of which $85.1 million has been spent as of December 31, 2002. With the assistance of a consulting firm, we estimate that future costs to clean up SJG's sites will range from $48.2 million to $143.9 million. We recorded the lower end of this range as a liability. It is reflected on the 2002 consolidated balance sheet under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site-specific requirements. The major portion of accrued environmental costs relate to the clean up of SJG's former gas manufacturing sites.

     SJG has two regulatory assets associated with environmental costs (See Note
1). The first asset is titled Environmental Remediation Cost: Expended -- Net. These expenditures represent what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of Statement No.
71. The BPU allows SJG to recover expenditures through the RAC (See Note 9).

     The other asset titled Environmental Remediation Cost: Liability for Future Expenditures relates to estimated future expenditures determined under the guidance of FASB Statement No. 5, "Accounting for Contingencies." We recorded this amount, which relates to former manufactured gas plant sites, as a deferred debit with the corresponding amount reflected on the consolidated balance sheets under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities. The deferred debit is a regulatory asset under Statement No. 71. The BPU's intent, evidenced by current practice, is to allow SJG to recover the deferred costs after they are spent over 7-year periods.

     As of December 31, 2002, we reflected SJG's unamortized remediation costs of $6.5 million on the consolidated balance sheet under the caption Regulatory Assets. Since implementing the RAC in 1992, SJG has recovered $34.8 million through rates (See Note 9).

     With Morie's sale, EMI assumed responsibility for environmental liabilities estimated between $2.7 million and $8.8 million. The information available on these sites is sufficient only to establish a range of probable liability and no point within the range is more likely than any other. Therefore, EMI continues to accrue the lower end of the range. Changes in the accrual are included in the statements of consolidated income under the caption Loss from Discontinued Operations -- Net.

     SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for SJI's site range between $0.1 million and $0.3 million, while SJF's estimated liability ranges from $1.1 million to $4.9 million for its three sites. We recorded the lower ends of these ranges on the consolidated balance sheet under Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 2002.


Quarterly Financial Data (Unaudited)
Summarized quarterly results of SJI's operations, in thousands except for per share amounts:

                                                       2002 Quarter Ended                           2001 Quarter Ended
                                           March 31   June 30    Sept. 30   Dec. 31      March 31   June 30    Sept. 30   Dec. 31
                                          ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
Operating Revenues                        $ 177,031  $  84,200  $  69,066  $ 174,829    $ 239,725  $ 101,409  $  74,985  $ 129,867
                                          ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
Expenses:
  Operation and Maintenance
   Including Fixed Charges                  139,512     81,911     73,138    151,418      198,918     99,987     79,707    111,826
  Income Taxes                               14,049        334     (2,063)     8,084       15,482        127     (2,387)     6,073
  Energy and Other Taxes                      3,842      2,120      1,446      3,398        4,476      1,908      1,446      2,775
                                          ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
Total Expenses                              157,403     84,365     72,521    162,900      218,876    102,022     78,766    120,674
                                          ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
Other Income and Expense                         90        886        233        266          885        457          5       (126)
                                          ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
Income (Loss) from
 Continuing Operations                       19,718        721     (3,222)    12,195       21,734       (156)    (3,776)     9,067

Discontinued Operations -- Net                  (32)      (118)       (18)      (256)        (200)       (84)       (36)      (135)
Cumulative Effect of a Change in
 Accounting Principle -- Net                     --         --         --         --          148         --         --         --
                                          ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
Net Income (Loss) Applicable
 to Common Stock                          $  19,686  $     603  $  (3,240) $  11,939    $  21,682  $    (240)    (3,812) $   8,932
                                          =========  =========  =========  =========    =========  =========  =========  =========

Basic Earnings Per Common Share (1)
 (Based on Average Shares Outstanding):
  Continuing Operations                   $    1.65  $    0.06  $   (0.27) $    1.00    &    1.88  $   (0.01) $   (0.32) $    0.76
  Discontinued Operations -- Net                 --      (0.01)        --      (0.02)       (0.02)     (0.01)        --      (0.01)
  Cumulative Effect of a Change in
   Accounting Principle -- Net                   --         --         --         --         0.01         --         --         --
                                          ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
Basic Earnings Per Common Share           $    1.65  $    0.05  $   (0.27) $    0.98    $    1.87  $   (0.02) $   (0.32) $    0.75
                                          =========  =========  =========  =========    =========  =========  =========  =========
Average Shares Outstanding                   11,914     11,990     12,084     12,165       11,583     11,670     11,769     11,841



(1) The sum of the quarters for 2001 does not equal the year's total due to rounding.
NOTE: Because of the seasonal nature of the business, statements for the 3-month periods are not indicative of the results for a full year.



Market Price of Common Stock and Related Information

Quarter Ended   Market Price Per Share   Dividends Declared   Quarter Ended   Market Price Per Share   Dividends Declared
2002            High         Low         Per Share            2001            High         Low         Per Share

March 31        $ 32.79      $  29.95    $ 0.375              March 31        $ 32.25      $  27.60    $ 0.370
June 30         $ 36.65      $  31.70    $ 0.375              June 30         $ 31.55      $  29.05    $ 0.370
September 30    $ 36.05      $  28.20    $ 0.375              September 30    $ 32.96      $  29.30    $ 0.370
December 31     $ 33.65      $  31.40    $ 0.385              December 31     $ 34.10      $  30.41    $ 0.370




These quotations are based on the list of composite transactions of the New York Stock Exchange.
Our stock is traded on the New York Stock Exchange under the symbol SJI.  We have declared and expect to continue to declare regular quarterly cash dividends.  As of December 31, 2002, the latest available date, our records indicate that there were 8,399 shareholders.


South Jersey Gas Company Comparative Operating Statistics

                                            2002         2001         2000        1999          1998
Operating Revenues (Thousands):
  Firm
    Residential                          $ 174,252    $ 201,531    $ 172,418    $ 152,946    $ 147,274
    Commercial                              52,300       76,416       49,669       35,064       36,328
    Industrial                               4,512        4,250        5,265        4,879        4,175
    Cogeneration & Electric Generation       9,363        7,405       11,016        8,496        8,119
    Firm Transportation                     49,436       29,565       38,213       33,125       24,893
                                         ---------    ---------    ---------    ---------    ---------
      Total Firm Revenues                  289,863      319,167      276,581      234,510      220,789

  Interruptible                              1,142        1,485        1,695        1,645        2,506
  Interruptible Transportation               1,567        1,268        1,531        1,724        2,598
  Off-System                               115,714      145,530      160,208      104,142       62,578
  Capacity Release & Storage                 5,365        5,596        4,411        4,193        6,031
  Other                                      3,611        2,415        1,392        1,860        2,998
  Intercompany Sales                       (31,142)     (30,257)     (14,662)      (5,211)      (1,032)
                                         ---------    ---------    ---------    ---------    ---------
      Total Operating Revenues           $ 386,120    $ 445,204    $ 431,156    $ 342,863    $ 296,468
                                         =========    =========    =========    =========    =========

Throughput (MMcf):
  Firm
    Residential                             15,519       17,390       19,124       17,741       16,979
    Commercial                               5,273        7,544        6,191        4,634        4,826
    Industrial                                 202          248          282          246          348
    Cogeneration & Electric Generation       1,986        1,519        2,046        2,316        2,373
    Firm Transportation                     26,470       22,085       26,114       25,143       22,336
                                         ---------    ---------    ---------    ---------    ---------
      Total Firm Throughput                 49,450       48,786       53,757       50,080       46,862
                                         ---------    ---------    ---------    ---------    ---------
  Interruptible                                198          207          207          383          694
  Interruptible Transportation               3,189        2,638        3,022        3,628        6,049
  Off-System                                29,980       30,117       38,097       42,480       26,916
  Capacity Release & Storage                38,048       27,187       37,445       29,247       27,319
                                         ---------    ---------    ---------    ---------    ---------
      Total Throughput                     120,865      108,935      132,528      125,818      107,840
                                         =========    =========    =========    =========    =========

Number of Customers at Year End:
  Residential                              275,979      268,046      261,621      254,601      248,210
  Commercial                                19,966       19,542       19,319       18,894       18,457
  Industrial                                   429          420          410          404          398
                                         ---------    ---------    ---------    ---------    ---------
      Total Customers                      296,374      288,008      281,350       73,899      267,065
                                         =========    =========    =========    =========    =========

Maximum Daily Sendout (MMcf)                   344          326          375          324          314
                                         =========    =========    =========    =========    =========

Annual Degree Days                           4,380        4,495        4,942        4,468        4,110
                                         =========    =========    =========    =========    =========

Normal Degree Days *                         4,625        4,625        4,639        4,664        4,708
                                         =========    =========    =========    =========    =========


* Average degree days recorded in SJG's service territory during 20-year period ended June 30 of prior year.


                            South Jersey Industries
                               Board of Directors

Shirli M. Billings, Ph.D.
Director since 1983, Age 62, 2, 4, 5*, 6
President, Billings-Vioni Management Associates, Lakeland, Fla.

Charles Biscieglia
Director since 1998, Age 58, 3+, 4*, 5+, 6
Chairman, President and CEO of South Jersey Industries and President and CEO of South Jersey Gas

Keith S. Campbell
Director since 2000, Age 48, 3, 5, 6
Chairman, Mannington Mills, Salem, N.J.

W. Cary Edwards
Director from April 1990 to January 1993 and September 1993 to present, Age 58, 2, 3, 4, 6
Managing Partner, law firm of Edwards & Caldwell, Hawthorne, N.J.

Thomas L. Glenn, Jr.
Director since 1986, Age 68, 1, 3*, 4
Co-Chairman and Treasurer, Glenn Insurance, Inc., Absecon, N.J.

Sheila Hartnett-Devlin
Director since 1999, Age 44, 1, 2, 5
Executive Vice President of Fiduciary Trust Company International,
New York, N.Y.

William J. Hughes
Director since 2001, Age 70, 1, 5
Of Counsel, law firm of Riker, Danzig, Scherer, Hyland & Perretti, Trenton, N.J.; Former Ambassador to Panama and former member of the United States House of Representatives

Herman D. James, Ph.D.
Director since 1990, Age 59, 1*, 2, 4, 6
Distinguished Professor, Rowan University, Glassboro, N.J.

Clarence D. McCormick
Director since 1979, Age 73, 2*, 4, 5
Retired Chairman and CEO of The Farmers and Merchants National Bank of Bridgeton, N.J. and Retired Chairman and President of Southern Jersey Bancorp of Delaware, Bridgeton, N.J.

Frederick R. Raring
Director since 1995, Age 65, 1, 3, 5
President, Seashore Supply Company, Ocean City, N.J.

1   Audit Committee
2   Compensation/Pension Committee
3   Environmental Committee
4   Executive Committee
5   Nominating Committee
6   Management Development Committee
*   Committee Chair
+   Ex Officio



                            South Jersey Industries
                                    Officers

Charles Biscieglia
Chairman, President and Chief Executive Officer

Edward J. Graham
Executive Vice President and Chief Operating Officer

David A. Kindlick
Vice President, Treasurer and Chief Financial Officer

Albert V. Ruggiero
Vice President

Richard H. Walker, Jr., Esq.
Corporate Secretary and Corporate Counsel

Michael J. Renna
Assistant Vice President

Jane F. Kelly, Esq.
Assistant Corporate Secretary and Assistant Counsel

                                South Jersey Gas
                                    Officers

Charles Biscieglia
President and Chief Executive Officer

Richard J. Jackson
Executive Vice President and Chief Operating Officer

David A. Kindlick
Executive Vice President and Chief Financial Officer

Albert V. Ruggiero
Executive Vice President and Chief Administrative Officer

Janet T. Nickels
Senior Vice President, Customer Services and External Affairs

Richard H. Walker, Jr. Esq.
Corporate Secretary and Corporate Counsel

Charles F. Dippo
Vice President, Engineering Services

Patrick T. Finnigan
Vice President, Information Systems

Samuel A. Pignatelli
Vice President, Rates and Regulatory Affairs

Stephen H. Clark
Treasurer

Thomas S. Kavanaugh
Controller

Bonnie J. Bornstein
Assistant Vice President, Customer Services

Jeffrey E. DuBois
Assistant Vice President, Gas Supply and Off System Sales

Anthony M. Tetto
Assistant Vice President, Distribution Operations


                              South Jersey Energy
                                    Officers

Edward J. Graham
President

Michael J. Renna
Vice President

Jane F. Kelly, Esq.
Corporate Secretary

David Robbins, Jr.
Treasurer

Joseph A. Rodio
Assistant Vice President



Dividend Reinvestment Plan

     SJI's Dividend Reinvestment Plan provides record shareholders of SJI's common stock with a way to increase their investment in the company without payment of any brokerage commission or service charge.

     Shareholders participating in the Plan may purchase shares of common stock by the automatic reinvestment of dividends and optional purchases. The Plan is now available to any person who, upon enrollment, agrees to become a shareholder by purchasing at least $100 of SJI common stock. Optional purchases may be made up to a maximum of $100,000 in any calendar year, as prescribed in the Plan.

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


                             - Inside Back Cover -


South Jersey Industries

1 South Jersey Plaza
Folsom, NJ 08037-9917
www.sjindustries.com
609-561-9000


                                 - Back Cover -