Form 10-K, Exhibit 13
period 2003-12-31
SOUTH JERSEY INDUSTRIES INC
filed 2004-03-15
CIK 91928

Rooted
Growing
2003 Annual Report to Shareholders

                                    -Cover-

Contents
         1        Financial Highlights
         2        Chairman's Letter to Shareholders
         12       Management's Discussion
         19       Consolidated Financial Statements
         24       Notes to Consolidated Financial Statements
         34       Quarterly Financial Data
         35       Comparative Operating Statistics
         36       SJI Directors and Officers


SJI Corporate Headquarters
1 South Jersey Plaza
Folsom, NJ 08037-9917
609-561-9000
TDD only: 1-800-547-9085
www.sjindustries.com

Transfer Agent and Registrar
Wachovia Equity Services Group
Corporate Trust Client Services NC 1153
1525 West W. T. Harris Blvd. 3C3
Charlotte, NC  28288-1153

Dividend, Dividend Reinvestment and Other Shareholder Inquiries
South Jersey Industries
Shareholder Records Department
Toll-free:  1-888-SJI-3100
sharehld@sjindustries.com

Investor Relations
Stephen H. Clark, Treasurer
609-561-9000 ext. 4260
investorrelations@sjindustries.com

Annual Meeting Information
The Annual Meeting of Shareholders will be held Thursday, April 29, 2004 at 10:00 a.m. at Renault Winery, 72 North Bremen Avenue, Egg Harbor/Galloway, NJ

                                 -Inside Cover-


2003 Highlights
Five-Year Summary of Selected Financial Data
(In Thousands Where Applicable)

                                                            South Jersey Industries, Inc. and Subsidiaries
                                                                     Year Ended December 31,


                                                        2003            2002            2001            2000            1999

Operating Results:
    Operating Revenues                           $   696,820     $   505,126     $   545,986     $   512,616     $   389,454
                                                 ------------    ------------    ------------    ------------    ------------
    Operating Income                             $    77,843     $    69,075     $    68,544     $    65,464     $    60,228
                                                 ------------    ------------    ------------    ------------    ------------
    Income Applicable to Common Stock:
         Continuing Operations                   $    34,553     $    29,412     $    26,869     $    24,741     $    21,962
         Discontinued Operations-- Net (1)              (774)           (424)           (455)           (557)           (274)
         Cumulative Effect of a Change
          in Accounting Principle-- Net                 (426)           --               148            --              --
                                                 ------------    ------------    ------------    ------------   -------------
              Net Income Applicable to
               Common Stock                      $    33,353     $    28,988     $    26,562    $     24,184    $     21,688
                                                 ------------    ------------    ------------    ------------   -------------
Total Assets                                     $ 1,126,203     $ 1,053,834     $ 1,026,479    $    903,878    $    797,890
                                                 ------------    ------------    ------------    ------------   -------------
Capitalization:
    Common Equity                                $   297,961     $   237,792     $   220,286    $    201,739    $    185,275
    Preferred Stock                                    1,690           1,690           1,690           1,804           2,044
    Long-Term Debt                                   308,781         274,099         295,329         241,063         219,643
                                                 ------------    ------------    ------------    ------------   -------------
              Total Capitalization               $   608,432     $   513,581     $   517,305    $    444,606    $    406,962
                                                 ------------    ------------    ------------    ------------   -------------
Ratio of Operating Income to Fixed Charges               3.8             3.3             2.9             2.7             2.5
                                                 ------------    ------------    ------------    ------------   -------------
Diluted Earnings Per Common Share
   (Based on Average Diluted Shares Outstanding):
         Continuing Operations                   $      2.73     $      2.43     $      2.29    $       2.17    $       2.01
         Discontinued Operations-- Net (1)             (0.06)          (0.04)          (0.04)          (0.05)          (0.02)
         Cumulative Effect of a Change
          in Accounting Principle-- Net                (0.03)           --              0.01             --              --
                                                 ------------    ------------    ------------    ------------   -------------
              Diluted Earnings Per Common Share  $      2.64     $      2.39     $      2.26    $       2.12    $       1.99
                                                 ------------    ------------    ------------    ------------   -------------
Return on Average Common Equity (2)                     12.9%           12.8%           12.7%           12.8%           12.4%
                                                 ------------    ------------    ------------    ------------   -------------
Share Data:
    Number of Shareholders of Record                     8.3             8.4             8.7             9.1             9.7
    Average Common Shares                             12,559          12,038          11,716          11,401          10,922
    Common Shares Outstanding at Year End             13,229          12,206          11,861          11,500          11,152
    Dividend Reinvestment Plan:
         Number of Shareholders                          5.1             5.1             5.0             5.0             5.4
         Number of Participating Shares                1,375           1,304           1,280           1,273           2,518
    Book Value at Year End                       $     22.52    $      19.48     $     18.57    $      17.54    $      16.61
    Dividends Declared                           $      1.56    $       1.51     $      1.48    $       1.46    $       1.44
    Market Price at Year End                     $     40.50    $      33.02     $     32.60    $      29.75    $      28.44
    Dividend Payout (3):
         From Continuing Operations                     57.1%           60.9%           63.9%           66.6%           71.0%
         From Total Net Income                          59.1%           61.8%           64.6%           68.1%           71.9%
    Market-to-Book                                       1.8             1.7             1.8             1.7             1.7
    Price Earnings Ratio (2)                            14.7            13.5            14.2            13.7            14.1

(1) Represents discontinued business segments: merchandising operations discontinued in 2001, wholesale electric operations discontinued in 1999, construction operations sold in 1997, sand mining and distribution operations sold in 1996 and fuel oil operations, with related environmental liabilities, discontinued in 1986 (See Note 3 to Consolidated Financial Statements).
(2) Calculated based on Income from Continuing Operations.
(3) Prior to 2002, dividends declared for the fourth quarter were paid in early January of the following year. However, in 2002, the dividend declared for the fourth quarter was paid in December, resulting in five quarterly dividends paid in 2002. For comparability, the payout ratios for 2002 are based on the first four quarterly dividends paid in 2002.

                                      -1-

It's been nearly a century since we entered into the energy business. In that time, we've seen many changes in the industry, the economy and the world. We've weathered them all because we understood the need to adapt in any kind of business climate. Building on our deep roots, our senior management group restructured five years ago and planted the seeds that would produce a stronger, healthier and more prolific company. With this approach, South Jersey Industries has thrived. Today, SJI stands tall, strong and stable in an ever-changing business landscape.

A well-planned growth strategy has resulted in SJI achieving record net income and earnings per share from continuing operations for a fifth consecutive year. Consolidated net income from continuing operations reached $34.6 million compared with $29.4 million in 2002, nearly an 18% increase. Earnings per share from continuing operations grew to $2.73, a 12% increase over 2002's EPS of $2.43. SJI produced a one-year total shareholder return of 28% for 2003. Since 1999, strong, consistent performance has enabled us to achieve an outstanding total shareholder return of over 97%, which equates to an annualized compound return of 14.5%. In comparison, the S&P utility index and S&P 500 index produced negative returns for that same period.

Structural Integrity

Our 10-member board, comprised of nine independent directors in addition to me, possesses the acumen, experience and integrity the market demands. Key committees -- corporate governance, auditing and compensation/pension -- are made up entirely of independent business and industry leaders with the demonstrated expertise and competencies needed to direct the corporation's affairs. Annually, directors and senior managers revisit our goals and strategies and refine them to profit from current business opportunities. As an investor, you can be confident that future growth is rooted in competent, qualified leadership and well-planned strategies.

One such strategy is the development and implementation of a CEO succession plan. My retirement intentions and this plan were in progress for three years. With great forethought and prudence, we implemented the succession plan to ensure a seamless transition in 2004. Our well-respected management team will remain in place and will continue to support our new CEO, Edward Graham, at the same level they've always supported me. Ed's appointment is a natural succession. He played a key role in the senior management group that developed SJI's strategy and his knowledge of the company, industry expertise and leadership qualities make him ideally suited for the challenges ahead. While I'm retiring as CEO, I will remain on the SJI board and continue to be a part of SJI's future. With a clear vision, strong resolve and a consistent strategic direction, I'm confident that Ed and the talented team we've assembled, will expertly guide the growth which is SJI's hallmark.

Deep-rooted Stability

Increasing shareholder value is evident in the successful strategies we employ. In early 2003, we established a long-term goal of producing 6 to 7% annualized EPS growth. This year, we exceeded that goal, delivering 12% growth. Recognizing outstanding current performance and expecting strong future earnings growth, the board announced a dividend policy for annual dividend growth of 3 to 6% and increased SJI's annual dividend by $0.08 to $1.62 per share. 2003 became the 52nd consecutive year in which SJI paid dividends while we further improved our dividend payout ratio.

We're committed to providing you with a secure, growing dividend by operating from a low- to moderate-risk platform. Whether it's our stable, low-risk utility or our moderate-risk non-regulated businesses, SJI remains focused on its core competency -- energy. We maximize shareholder returns by capitalizing on our strong, highly recognizable regional presence and by providing quality products and services to our growing number of satisfied customers. Our actions continue to be guided by the knowledge that many of you rely on SJI for stable income and we're focused on investing in only those projects that are compatible with our corporate risk profile.

This past year, our success was supported by solid performances by our utility and non-regulated businesses. For South Jersey Gas, the combination of weather, strong customer growth, favorable interest rates and continued attention to operational efficiencies contributed to its profitability. Overall, SJG surpassed its 2002 earnings, contributing 77% of SJI's net income from continuing operations.

On the non-regulated side, South Jersey Energy continues to excel in the retail natural gas sales market with an impressive 93,409 customers, an increase of 23% over 2002. Effective management of its gas storage and pipeline portfolio led to an outstanding year for South Jersey Resources Group while the opening of Atlantic City's Borgata Hotel Casino & Spa enhanced Marina Energy's performance. Millennium Account Services made gains with increased meter reads and net income in 2003.

SJI's earnings continued to benefit from the management team's attention to the costs of doing business. For example, we took advantage of low interest rates, calling SJG's 8.35% Preferred Securities as well as its 6.95% and 10.25% First

                                   -2-

Mortgage Bonds and issuing $110 million in new debt at lower rates. These actions, which produced a 16% reduction in the weighted average cost of long-term debt, translate into lower expenses and an improved bottom line.

Enduring Legacy

When we planted the seeds of change five years ago, this management team knew that success must ultimately be measured in terms of SJI's value to shareholders. Building a tradition of consistent, predictable profitability was key to that success. Since then, we've more than doubled our EPS, increased our dividend five times, and seen significant improvement in our stock's market price. We've provided compelling evidence that SJI is and will remain a source of stable, reliable income despite fluctuating economic conditions. As to enhancing shareholder value, we've set meaningful objectives and have consistently achieved them.

To assure continued growth, we nurture customer relationships. We know satisfied customers lead to greater opportunities for SJI and its shareholders. Our employees are an integral part of the team and share this vision. In business groups and service functions throughout the enterprise, in growing numbers, employees understand and work vigilantly to advance investor value. Ed and I are proud to be part of the team that is making the vision of being the energy company of first choice a reality.

For their great support and commitment throughout my 35 years of service, I sincerely thank SJI's employees. I extend my deepest gratitude to my fellow board members for their support and commend them on their exemplary work on behalf of our company. I wish Clarence McCormick the very best in his future endeavors as he steps down from the board after 25 years of outstanding service. As the longest tenured member of our current board, his experience and insight will be missed.

During my own tenure as CEO, I've had the privilege and honor to work with many wonderful community-based organizations. For the life-changing work they do, I applaud the American Heart Association, United Way, Special Olympics and the many others who have given me the opportunity to serve. Finally, I thank you, the investor, for the confidence and support you have shown me in my long tenure with the company and particularly, in my years as SJI's CEO. As I leave this leadership role, and venture into more community-oriented projects, please know that my commitment to our company's success remains as strong and deeply rooted as ever. Moreover, I'm confident that SJI will stand tall, strong and stable in an ever-changing business landscape, remaining a leader and innovator in our industry and region.

Charles Biscieglia
Chairman
South Jersey Industries
February 18, 2004

Edward J. Graham
President and CEO

                                      -3-
Growth

SJI's Goals and Strategies
SJI's success is predicated on achieving three key goals for our shareholders:

         Generate annualized earnings per share growth of at least 6 to 7% per year

         Maintain a consistent, sustainable dividend policy -- SJI's board of directors established a policy in November 2003 for 3 to 6% annual dividend improvements

         Execute from a low- to moderate-risk platform

The strategies we've developed to achieve these goals are simple and straightforward:
         Focus on energy

         Capitalize on a strong regional presence and solid reputation

         Exceed customers' expectations with value-added products and services

         Maintain our current risk profile

Consistent execution of this strategy has delivered record earnings for five consecutive years while dramatically improving our dividend payout ratio. During this period, our entrepreneurial, non-regulated companies grew earnings from continuing operations from $1.5 million to $7.9 million.

The business model that guides us is a natural extension of our core utility business, South Jersey Gas. At a time when many energy companies were further diversifying into fields where they had little if any experience, we divested ourselves of non-energy related businesses and concentrated on what we know best. That approach has served us and our investors well. Conversely, we see many energy companies returning to their core energy businesses as their diversification efforts failed to meet their expectations.

Despite many changes in the industry, South Jersey Industries and its family of companies flourished in 2003. An unbending commitment to our shareholders keeps us rooted while our energy expertise and commitment to customers is a formula for strong growth. Nurturing the seeds of change planted five years ago, we've cultivated a strategy that promises continued success for investors of today and tomorrow.

Our Business Model at Work

SJRG acquires natural gas in front of the city gate; SJG delivers the commodity from the city gate to homes and businesses; SJE sells the commodity and provides energy services; Marina develops gas-fired on-site production projects; our appliance service business line installs and repairs heating/cooling equipment and provides warranty contracts to homes and businesses; Millennium provides meter reading services

SJRG
Gas Acquisition

City Gate

SJG
Transmission System

SJE
Commodity

MARINA
ENERGY
Gas-Fired On-Site Production

Home/
Business

SJE ENERGY SERVICES
Lighting Retrofitting

MILLENNIUM
Meter Reading

APPLIANCE SERVICE BUSINESS


South Jersey Gas

SJG, our utility business, generated 77% of SJI's earnings from continuing operations in 2003. SJG delivers natural gas to residential, commercial and industrial customers in a 7-county area of southern New Jersey through its gas infrastructure as a regulated local distribution company. Bolstered by a strong regional economy, employment and housing opportunities, and a quality of life envied by many, our service area remains our most valuable corporate asset.

New Customers -- A Milestone Reached and Great Potential for Further Growth

In 2003, SJG reached a major milestone adding its 300,000th customer and ending the year 304,562 customers strong. Both the company's five year (1999-2003) growth rate of 2.7% and its 2003 growth rate of 2.8% remain above the national average of 1.8%.

Southern New Jersey benefits from its proximity to metropolitan Philadelphia and the rapid growth engine that is the casino industry in Atlantic City. Our western region, consisting of the outer suburbs of Philadelphia and Wilmington, accounts for about 49% of our customer growth. Our eastern region, which includes Atlantic City and the shore communities, represents 51% of customer growth. We expect this steady growth in our customer base to continue into the foreseeable future. With 54% of 523,000 households in our service area as current SJG customers, we have significant conversion prospects from other fuels. We're concentrating our market research and sales efforts to capture this opportunity.

A growing population and New Jersey's commitment to improve educational facilities have spurred new school construction that translates into increased natural gas demand for SJG. Presently, at least 15 new schools are underway in our service area and nearly 70 more are expanding or upgrading their facilities. In New Jersey, $8.6 billion is committed for new school construction, additions and upgrades with a significant portion of those dollars to be spent in our region. SJG is heavily promoting energy design for these facilities that includes non-traditional natural gas equipment such as absorption chillers and desiccant cooling and dehumidification. Our efforts to increase market share by incorporating non-peak, natural gas summer usage with the typical winter heating load, resulted in six new projects in 2003. Strong growth in the educational segment is projected to continue through 2008.

We're experiencing solid commercial growth throughout the service area with the addition of strip malls and large retail stores such as Home Depot, Lowe's, Giant, BJ's, Bed, Bath & Beyond and AC Moore. Institutional growth has also been strong with the installation and startup of an 850-ton absorption chiller at the new South Jersey Healthcare Regional Medical Center as an example. By using natural gas to fuel its chiller, SJH will realize substantial long-term energy savings. As a bonus to the project's economics, with SJG's assistance, SJH obtained a New Jersey Clean Energy Program rebate and incentive of almost $260,000 for installing this equipment.

Our industrial segment shows great promise as well with the continued, steady growth of industrial parks and several major projects in the offing. One such project is Millville Hydroponics, a 60-acre under glass greenhouse that will yield premium, high quality tomatoes. Waste heat from a natural gas-fired cogeneration plant will be used to keep the facility warm at night.

With nearly $2.0 billion in expansion or new construction projects planned or currently underway, the casino industry is fueling growth in all sectors of our regional economy. According to a 2003 Rutgers University study, the casino industry stillhas room to grow. The study, sponsored by SJI, indicates that:
    Gaming revenues will increase from $4.3 billion in 2000 to an estimated $5.0 billion in 2008.
    The number of hotel rooms will grow from 11,361 in 2000 to an estimated 15,330 by 2008.
    Employment is expected to increase from 47,246 in 2000 to an estimated 50,911 in 2008.
    The number of visitors to Atlantic City will increase from 33 million in 2000 to an estimated 36 million in 2008.
Casino growth will continue to be a catalyst for broader economic development, creating new opportunities for SJI's subsidiaries.

An important tool SJG uses to capture a greater market share of throughput is the New Jersey Clean Energy Program. New Jersey's energy utilities implement this statewide energy-efficiency program, which is approved and monitored by the New Jersey Board of Public Utilities. Through this program, commercial customers can maximize energy efficiency, save money, enhance comfort and improve outdoor and indoor air quality of commercial and industrial facilities. By incorporating energy efficient equipment design into various heating and cooling projects, SJG secured $3.0 million in rebates in 2003 for hospitals, educational institutions, hotels, condominiums and other commercial buildings.

Preparing for Future Growth

SJG continues to invest in new utility plant to ensure safe and reliable service for existing and future customers. In 2003, we invested over $53.0 million in new construction and system improvements. Over the past seven years the company spent $300.0 million in infrastructure improvements and expansion needed to serve our growing customer base that increased by 50,688 or 20% since 1997. In August 2003, SJG filed with the New Jersey Board of Public Utilities to earn a return on that $300.0 million investment.

Through vigilant cost controls, productivity improvements and revenue growth, SJG has avoided a rate increase for the past seven years. Lower interest rates funding capital improvements and the earnings contributions from Off-System Sales also helped to delay the request for a rate increase.

Off-System Sales

SJG's OSS division provides a valuable revenue stream to the utility. OSS staff members expertly use pipeline capacity and storage, selling gas in interstate markets for incremental profits when supplies are not needed to serve our utility customers. In 2003, OSS produced net income of $6.7 million. Since 1993, OSS has operated in the highly competitive wholesale natural gas market and, year after year, has provided shareholders with consistent earnings while using available natural gas assets to mitigate increases in gas costs to consumers. Through a sharing formula under which SJG splits the proceeds of its off-system sales with customers, we returned $11.0 million to our customers in 2003.

Cost Control and Productivity Improvements

While we properly emphasize revenue growth, we also recognize the need for increased efficiency and productivity in all of our businesses. Workforce flexibility continues to be a key to improving productivity and controlling costs.

As an example, productivity in our Customer Care Center improved with the implementation of an Interactive Voice Response system. With the new system, customers can access account information and perform transactions by telephone 24 hours a day, seven days a week. This customer self-service option yields fast and accurate responses to many basic informational-type inquiries, leaving our customer service representatives to address more complex customer service and billing issues. Customer Care implemented other measures to improve customer service including expanded Internet capabilities. Through the Internet, customers can now access account-specific information without a customer service representative. These around-the-clock services have reduced incoming calls requiring personal contact by 20%. In 2004, we will implement software to better match staff scheduling to customers' needs to further improve efficiency. With the IVR, web-based self service and proper resource allocation, Customer Care will advance its goal of excellent service.

Other cost control measures adopted include market-based compensation packages and restructured benefit plans which help to mitigate health care and pension costs while maintaining quality benefits for our employees. Our future success in managing costs will continue to hinge on a healthy balance of improved systems and technology; workforce learning and development; labor-management understanding and cooperation; and clear and achievable cost control objectives.

South Jersey Energy

SJE produced earnings of $3.2 million exceeding 2002 earnings by 28%. SJE has two distinct business segments, Retail Energy and Energy Services. Retail Energy competes with other retail marketing companies to provide residential, commercial and industrial customers with reliable, competitively priced natural gas and electricity. This business segment complements SJI's other business lines by profiting from commodity sales and by promoting the use of natural gas at every opportunity. Our Energy Services group competes with large and small independent energy services companies and local mechanical contractors to provide commercial and industrial customers with high quality, competitively priced, energy-related services. Those services involve lighting retrofits, chiller and boiler improvements, steam systems, air handlers, compressed air systems, energy management controls and distributed generation.

In 2003, SJE exceeded its targeted growth rate of 13% due to exceptional customer growth in the Retail Energy segment and penetration into key markets in the Energy Services segment. Starting the year with 76,219 retail natural gas customers, aggressive and diverse marketing efforts pushed the tally to 93,409 at year end, a 23% increase. SJE's results in advancing deregulation in New Jersey have far surpassed that of every other marketer in the state, proving that a competitive energy market can work as envisioned throughout the state.

A highlight of SJE's successful year was winning the bid to supply electricity through May 2005 to over 400 school districts located in central and northern New Jersey. The contract represents a win for both taxpayers and public schools. Participating schools will apply the $5.9 million in savings to enhance educational experiences and opportunities for our children.

Going forward, small commercial and residential markets present the greatest near-term growth opportunity for SJE in the Retail Energy segment.

As New Jersey's most successful Energy Services company, SJE has leveraged its existing strong sales relationships and SJI's brand equity to develop a competitively superior understanding of our customers' needs. The results are a steady growth in income and a deeper penetration into key markets such as Atlantic City. Our brand is well recognized and respected for the quality of our work and the cost savings we've generated for clients.

One of our more unique Energy Services ventures in 2003 was a fuel cell provided and installed by SJE at Richard Stockton College of New Jersey. This unit, the first large fuel cell of its kind installed in the region, serves as a demonstration site for Stockton students, visiting students and industry officials. Stockton received a rebate check for $710,000 from the New Jersey Clean Energy Program and will save over $80,000 annually in energy costs.

Other 2003 projects included lighting audits performed for several casino properties. Following each audit, SJE presented proposals to retrofit lighting and reduce energy costs. We've also found success in the condominium market, performing major boiler and controls replacement for three large complexes along the Jersey shoreline.

SJE's prospects for future success in the energy services segment are excellent with the casino, food processing, industrial, health care, condominium and commercial markets leading the way.

South Jersey Resources Group, LLC

SJRG, our wholesale gas and risk management business, supplies natural gas to retail marketers, utility businesses and electricity generators in the mid-Atlantic and southern regions of the country. In 2003, SJRG improved its earnings over 2002 by 19%. More storage assets, increased gas volumes marketed and favorable market conditions contributed to higher earnings.

We're excited about a new contract to provide fuel management services to Florida Power & Light's 750-megawatt cogeneration facility over a 5-year period. In late 2004, SJRG will begin supplying up to 80,000 dekatherms of natural gas daily and over 29,000,000 dekatherms annually. The natural gas provided by SJRG is equivalent to the demand created by about 292,000 homes, only slightly less than the total number of customers our utility now serves.

Marina Energy LLC

Marina develops cost-effective and energy-efficient production facilities for the commercial and industrial market. Its largest and most visible project, the thermal plant in Atlantic City, became fully operational in July 2003. The plant provides heating and chilling to Borgata Hotel Casino & Spa, a 2,000 room complex. The facility's performance surpassed our expectations both operationally and financially in 2003. While already serving as Borgata's total energy supplier until 2023, we envision expanding the thermal plant to maximize the existing site's value. Opportunities are presented by Borgata's announcement to expand its Atlantic City facilities, a potential MGM/Mirage casino and the other casino/hotel facilities located in the Renaissance Pointe area.

Marina continues to pursue opportunities for additional thermal and/or electric generation facilities, primarily in New Jersey. These efforts resulted in Marina's design and construction of a cogeneration unit at Johnson Matthey's plant in Gloucester County. The cogen plant's operating efficiencies will save this customer about 25% a year in energy-related costs. Also, in early January 2004, Marina purchased and began operating a cogeneration facility at Mannington Mills and continues to design, build, operate and provide maintenance services for Resorts Hotel/Casino in Atlantic City.

Marina is in various stages of assorted cogeneration and distributed generation projects for various businesses including hospitals, food processors and casinos. In the aggregate, this represents over 50 megawatts of electric power across and beyond southern New Jersey.

Appliance Service Business

SJG's highly successful appliance service business services gas heaters, central air conditioners, ranges, dryers, water heaters and other gas burning appliances and offers Service Sentry warranty and preventive maintenance contracts. During 2004, we anticipate moving this competitive business outside of the utility to have greater operating flexibility. Although the name will change and we'll offer expanded services, the new company will maintain the same commitment to service with the same experienced technicians and high level of quality our customers have come to expect.

One significant change we're making to expand this business is the addition of a heating and air conditioning equipment installation and replacement service. With over 40 technicians, the new company will be one of the largest local appliance service and installation businesses in the South Jersey area.

2003 was a profitable year for ASB. We saw an increase in the number of appliances covered by Service Sentry contracts from 134,193 in 2002 to 142,054 in 2003, a 6% increase. The number of preventive maintenance contracts increased by 57%.

In 2004 and beyond, we expect strong growth for this company as the new installation segment and unregulated status will provide a platform to grow revenues and profits.

Millennium Account Services, LLC

Millennium, a company formed as a partnership with Conectiv Solutions, LLC provides meter reading and related services in southern New Jersey. In business since 1999, our share of Millennium's net income has grown each year since its inception.

We attribute the earnings improvement to increased productivity and expansion of services. Performance results with both utility customers increased in each of the past three years with Millennium's meter readers exceeding the standards each year. Their combined read rate of 87.7% in 1999 rose to 97.3% in 2003 largely due to improved technology, resource application and more structured orientation and training.

Millennium's management continues to seek out new business opportunities, such as consulting services. In this capacity, Millennium's professionals offer proven methods for achieving improved meter reader and supervisory productivity.

Commitment to Shareholders

Capital Structure/Balance Sheet
During 2003, we took advantage of the low interest rate environment to lower the cost of debt in our capital structure. Through a series of debt redemptions and new issues, SJI lowered its average interest rate on long-term debt from 7.89% to 6.60%. We achieved the reduction primarily by issuing $110.0 million of Medium Term Notes in July and September of 2003 at an average interest rate of 4.98% with an average maturity of 17 years. We used this low-cost debt to redeem $75.0 million of higher interest rate securities with coupons at 8.35%, 10.25%, 8.6% and 6.95%.

SJI also used its Dividend Reinvestment Plan to enhance the company's equity position by raising $36.0 million during the year. This action underscores our commitment to maintaining the strength and stability of SJI's balance sheet.

Corporate Governance
We take the responsibility of corporate governance very seriously and always have. We applaud Sarbanes-Oxley and SEC initiatives and believe they are an important step in restoring investor confidence. Much of what is included in these initiatives was already in place or underway at SJI. During 2003, we improved our level of documentation and formalized certain processes to comply with the significant level of documentation required for internal controls and financial reporting.

Our SJI board of directors continues to take steps that ensure current and ongoing compliance with all governing rules and regulations. Key board committees are comprised solely of independent board members. The audit committee meets separately with our internal and external auditors and the committee chairman reviews, in consultation with outside auditors, all financial statements and quarterly reports prior to public release. We communicate our financial results through news releases, public conference calls and webcasts.

A leading provider of proxy voting and corporate governance services, Institutional Shareholder Services, rated SJI's corporate governance performance above 97.8% of the companies in the Russell 3000 Index and 90.1% of the companies in the utilities group. ISS stated, "A substantial majority of SJI's board members are independent outsiders. We commend the company for its high degree of board independence. We support the independent nature of the key board committees, which include no insiders or affiliated outsiders."

Community Involvement-- A culture and tradition at SJI

SJI's past, present and future financial success is based not only on our commitment to shareholders, customers and employees, but our strategy and culture recognize the importance of the community as well. Through community relations initiatives, our employees work hard to improve the social and economic well being of our region. Our community support takes many forms as we offer our talents and dedicate our resources.

One example is our newest community endeavor. The School Counts! check-off campaign helps qualifying high school students in Cumberland County earn much needed scholarships to Cumberland County College. Through School Counts! students learn the job and life skills they need to enter the workforce and employers benefit with better-educated, skilled workers. We are working to expand this opportunity through the other community colleges in our service area.

We strongly support corporate and employee involvement in over 200 charitable, social and business organizations. Our commitment encompasses health and human services organizations, institutions of higher learning, youth groups, environmental groups, economic development organizations, chambers of commerce, and arts and cultural entities.

As we look to the future, we know that SJI's success is rooted in our knowledge, our experience and in our commitment to providing you, our shareholders, with a stable, reliable investment.

The depth and strength of these roots will enable us to grow and reach for the many opportunities that are and will remain available to us. As we nurture the relationships important to us, a respect for the past and an understanding of the present will guide the growth and prosperity you as a shareholder should expect for the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview -- South Jersey Industries, Inc. (SJI) is an energy services holding company that provides a variety of products and services through the following wholly owned subsidiaries:

        1) South Jersey Gas Company (SJG) is a regulated natural gas utility. SJG distributed natural gas in the seven southernmost counties of New Jersey to 304,562 customers at December 31, 2003 compared with 296,374 customers at December 31, 2002. SJG also:

- sells natural gas and pipeline transportation capacity (off-system sales) on a wholesale basis to various customers on the interstate pipeline system;

- transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers; and

- services appliances via the sale of appliance warranty programs as well as on a time and materials basis.

        2) South Jersey Energy Company (SJE) acquires and markets natural gas and electricity to retail end users and provides total energy management services to commercial and industrial customers. SJE also markets an air quality monitoring system through AirLogics, LLC. SJE and GZA GeoEnvironmental, Inc., an environmental consulting firm, each have a 50% equity interest in AirLogics.

        3) South Jersey Resources Group, LLC (SJRG) markets wholesale natural gas storage, commodity and transportation in the mid-Atlantic and southern states. SJRG also conducts price-risk management activities.

        4) Marina Energy LLC (Marina) develops and operates energy-related projects in southern New Jersey. Marina's largest project, the development of a facility to provide cooling, heating and hot water to Borgata Hotel Casino & Spa in Atlantic City, began commercial operations in July 2003.

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

A number of factors could cause our actual results to differ materially from those anticipated including, but not limited to, the following: general economic conditions on an international, national, state and local level; weather conditions in our marketing areas; changes in commodity costs; changes in the availability of natural gas; regulatory and court decisions; competition in our utility and nonutility activities; the availability and cost of capital; our ability to maintain existing joint ventures to take advantage of marketing opportunities; costs and effects of legal proceedings and environmental liabilities; the failure of customers or suppliers to fulfill their contractual obligations; and changes in business strategies.

Critical Accounting Policies --
Estimates and Assumptions: As described in the footnotes to our consolidated financial statements, management must make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates. Five types of transactions presented in our consolidated financial statements require a significant amount of judgment and estimation. These relate to regulatory assets, energy trading activities, environmental remediation costs, postretirement employee benefit costs and unbilled revenues.

The New Jersey Board of Public Utilities (BPU) has reviewed and approved, through specific orders, most of the items shown as regulatory assets. Other items represent costs that were not yet approved by the BPU for recovery, but are the subject of current filings. In recording these costs as regulatory assets, management believes the costs are probable of recovery under existing rate-making concepts that are embodied in current rate orders received by SJG. However, ultimate recovery is subject to BPU approval.

SJI recognizes assets or liabilities for the energy-related contracts entered into by its non-regulated subsidiary, SJRG, when it executes contracts. We record contracts at their fair value in accordance with FASB Statement No. 133. We adjust the fair value of the contracts each reporting period for changes in the market. We derive the fair value for most of the energy-related contracts from markets where the contracts are actively traded and quoted. For other contracts, SJI uses published market surveys and in certain cases, independent parties to obtain quotes concerning the contracts' current value. Market quotes tend to be more plentiful for contracts maturing in two years or less. Very few of our contracts extend beyond two years.

An outside consulting firm assists us in estimating future costs for environmental remediation activities. We estimate future costs based on projected investigation and work plans using existing technologies. Developing a single reliable estimation point is not feasible because of the amount of uncertainty involved in the nature of projected remediation efforts and the long period over which remediation efforts will continue. Therefore, we estimate the range of future costs at $54.9 million to $176.8 million. In preparing financial statements, SJI records liabilities for future costs using the lower end of the range. We update estimates each year to take into account past efforts, changes in work plans and remediation technologies.

The costs of providing postretirement employee benefits are impacted by actual plan experience as well as assumptions of future experience. Employee demographics, plan contributions, investment performance, and actuarial assumptions concerning return on plan assets, discount rates and health care cost trends all have a significant impact on determining our projected benefit obligations. We evaluate actuarial assumptions annually with the assistance of our investment manager and actuary and we adjust them accordingly. These adjustments could result in significant changes to the net periodic benefit cost of providing such benefits and the related liability recognized by SJI.

A majority of SJG and SJE customers have their meters read on a cycle basis throughout the month. As a result, recognized revenues include estimates as described below.

Revenue Recognition: SJG and SJRG bill customers monthly for gas delivered and recognize those revenues during the month. SJE bills customers monthly for gas and electricity deliveries. For SJG and SJE retail customers that are not billed at the end of each month, we make an accrual to recognize revenues for gas delivered from the date of the last meter reading to the end of the month. We bill SJG customers at rates approved by the BPU. SJE and SJRG customers are billed at rates negotiated between the parties.

We defer and recognize revenues related to SJG's appliance warranty contracts over the full 12-month term of the contract as earned.

The BPU allows SJG to recover gas costs in rates through the Basic Gas Supply Service (BGSS) price structure (formerly known as the Levelized Gas Adjustment Clause). SJG defers over/under-recoveries of gas costs and includes them in subsequent adjustments to the BGSS rate or other similar rate recovery mechanism. These adjustments result in over/under-recoveries of gas costs being included in rates during future periods. As a result of these deferrals, utility revenue recognition does not directly translate to profitability. While we realize profits on gas sales during the month of providing the utility service, significant shifts in revenue recognition may result from the various recovery clauses approved by the BPU (See Recent Regulatory Actions) without shifting profits between periods, as these clauses provide for recovery of costs on a dollar-for-dollar basis.

New Accounting Pronouncements: See detailed discussions concerning New Accounting Pronouncements and their impact on SJI in Note 1 to the Consolidated Financial Statements.

Temperature Adjustment Clause: A Board of Public Utilities approved Temperature Adjustment Clause (TAC) decreased SJG's net income by $1.7 million in 2003. The TAC increased net income by $2.3 million and $2.0 million in 2002 and 2001, respectively. The clause is designed to mitigate the effect of variations in heating season temperatures from historical norms. While we record the revenue and income impacts of TAC adjustments as incurred, cash inflows or outflows directly attributable to TAC adjustments generally do not begin until the next clause year. Each TAC year begins October 1.

Recent Regulatory Actions: In November 2001, SJG filed for a $2.7 million rate increase to recover the cash related to a prior net deficiency in the Temperature Adjustment Clause (TAC). Additionally, in September 2002, SJG filed for an $8.6 million rate increase to recover the cash related to a TAC deficiency resulting from warmer-than-normal weather for the 2001-2002 winter. As a result of the colder-than-normal 2002-2003 winter, the cumulative TAC deficiency decreased to $5.7 million. In August 2003, the BPU approved the recovery of the $5.7 million TAC deficiency, effective September 1, 2003.

During 2002, the BPU convened a gas policy group to address Basic Gas Supply Service (BGSS), which is the gas supply service being provided by the natural gas utility. In December 2002, the BPU approved the proposed BGSS price structure. The BGSS-approved price structure replaced the Levelized Gas Adjustment Clause (LGAC) pricing structure. The LGAC was structured to reset gas charges to consumers once per year. The BGSS resets gas prices monthly for larger customers, and for smaller customers permits multiple resets each year, if certain conditions are met. With the implementation of BGSS in March 2003, customers can make more informed decisions about choosing an alternate supplier by having a utility pricing structure that more currently reflects market conditions. Further, BGSS provides SJG with more pricing flexibility, through self-implementing rate changes under certain conditions and limitations, conceptually resulting in the reduction of over/under-recoveries. LGAC-related mechanisms, such as deferred accounting treatment, the sharing of pre-tax margins generated by interruptible and off-system sales and transportation, and the allowance for full recovery of prudently incurred natural gas costs, remain in place under BGSS.

In August 2002, SJG filed for a Societal Benefits Clause (SBC) rate increase. The SBC recovers costs related to BPU-mandated programs and environmental remediation costs that are recovered through SJG's Remediation Adjustment Clause; energy efficiency and renewable energy program costs that are recovered through SJG's New Jersey Clean Energy Programs; consumer education program costs; and the interim low income program costs. In August 2003, the BPU approved a $6.7 million increase to SJG's SBC, effective September 1, 2003. This approval increases the current annual recovery level of $6.7 million to $13.4 million.

Also in August 2002, SJG filed a petition with the BPU to transfer its appliance service business from the regulated utility into a newly created unregulated company. As filed, the newly created company would have the flexibility to be more responsive to competition and customer needs by expanding and modifying its service offerings in an unregulated environment.

In September 2002, SJG filed with the BPU to maintain its current BGSS rate through October 2003. However, due to price increases in the wholesale market, in February 2003, SJG filed an amendment to the September 2002 filing. In April 2003, the BPU approved a $16.6 million increase to SJG's annual gas cost revenues.

In March 2003, the BPU approved a statewide Universal Service Fund (USF) Program on a permanent basis. In June 2003, the BPU established a statewide program through which funds for the USF and Lifeline Credit and Tenants Assistance (Lifeline) Programs would be collected from customers of all electric and gas utilities in the state. The BPU ordered that utility rates be set to recover a total statewide USF budget of $33.0 million, and a total Lifeline budget of $72.0 million. Recovery rates for both programs were implemented on August 1, 2003.

In July 2003, SJG made its annual BGSS filing, as amended, with the BPU. Due to further price increases in the wholesale market, SJG filed for a $24.0 million increase to its annual gas cost revenues. In August 2003, the BPU approved SJG's price increase on a provisional basis, subject to refund with interest, effective September 1, 2003.

In August 2003, SJG filed a base rate case with the BPU to increase its base rate to obtain a certain level of return on its investment of capital. SJG expects the rate case to be concluded during 2004. SJG has not sought a base rate increase from the BPU since implementing its base rate case approval in January 1997.

Filings and petitions described above are still pending unless otherwise indicated. Additional discussion concerning Regulatory Actions can be found in
Note 9 to the Consolidated Financial Statements.

Environmental Remediation: SJI incurred and recorded costs for environmental cleanup of sites where SJG or its predecessors operated manufactured gas plants
(MGP). SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental cleanup of sites where we previously operated a fuel oil business and also where we maintained equipment, fueling stations and storage. We successfully entered into settlements with all of SJG's historic comprehensive general liability carriers regarding environmental remediation expenditures at former MGP sites. As part of these settlements, SJG purchased an insurance policy that caps its remediation expenditures at 11 of these sites. The insurance policy is in force until 2024 at 10 sites and until 2029 at one site.

We believe that all costs incurred net of insurance recoveries relating to SJG's MGP sites will be recovered through rates under SJG's Remediation Adjustment Clause (RAC). The RAC currently permits SJG to recover incurred costs in equal installments over 7-year periods with carrying costs. As of December 31, 2003, SJG has $4.1 million of remediation costs not yet recovered through rates.
Other matters are incorporated by reference to Note 13 to the Consolidated Financial Statements included as part of this report.

Customer Choice Legislation -- All residential natural gas customers in New Jersey can choose their gas supplier under the terms of the Electric Discount and Energy Competition Act of 1999. As of December 31, 2003, 102,563 SJG residential customers chose a natural gas commodity supplier other than the utility. This number increased from 88,219 at December 31, 2002 as marketers were able to offer natural gas at prices competitive with those available under regulated utility tariffs. Customers purchasing natural gas from providers other than SJG are charged for gas costs by the marketer, not SJG. The resulting decrease in SJG's revenues is offset by a corresponding decrease in SJG's gas costs. While customer choice can reduce utility revenues, it does not negatively affect SJG's net income or financial condition. The BPU continues to allow for full recovery of prudently incurred natural gas costs through the Basic Gas Supply Service clause as well as other costs of service including deferred costs, through tariffs. SJI has benefited from customer choice legislation as SJE has successfully competed for and profited from its gas commodity customers.

Results of Operations --
Operating Revenues -- Utility: Revenues increased $101.6 million compared with the prior year. This increase was primarily due to four factors. First, weather was 12.5% colder than last year. Second, Off-System Sales revenues increased significantly as a direct result of higher prices for natural gas sold in 2003 than in the prior year. Third, SJG added 8,188 customers in 2003. Finally, the BPU approved two increases in SJG's Basic Gas Supply Service Clause to address the recovery of the increasing prices of natural gas sold in 2003 and an increase in SJG's Societal Benefits Clause recoveries to fund State sponsored programs (See Recent Regulatory Actions). Partially offsetting the effect of these factors was a 16.3% increase in the number of residential customers purchasing their gas from a source other than SJG. The decline in customers who purchased their natural gas from SJG directly impacted utility revenues. However, since gas costs are passed on directly to customers without any profit margin added by SJG, the increased customer usage of gas marketers did not impact SJG's profitability.

Revenues decreased $59.1 million in 2002 compared with 2001. The decrease was primarily due to the migration of residential customers from firm gas sales to transportation, lower revenue from Off-System Sales and weather in 2002 that was 2.6% warmer than 2001. These factors more than offset the revenue increase derived from adding 8,366 customers in 2002, the largest increase in more than a decade. During 2002, the number of residential customers who purchased natural gas from third-party marketers increased by 121% as those marketers were able to offer competitive gas prices in 2002 compared with SJG's prices.

As a result of SJG's Temperature Adjustment Clause (TAC), revenues from utility ratepayers are closely tied to 20-year normal temperatures calculated under the clause and not actual temperatures. While the clause significantly reduces fluctuations in revenues related to temperature, as a general rule, revenues continue to be positively impacted by colder weather and negatively impacted by warmer weather. Weather in 2003 was 12.5% colder than in 2002 and 3.8% colder than the 20-year TAC average. Weather in 2002 was 2.6% warmer than 2001 and 7.8% warmer for the year than the 20-year TAC average.

Total gas throughput increased 3.4% to 125.0 billion cubic feet (Bcf) in 2003. The higher throughput was primarily due to the addition of 8,188 customers and colder weather experienced in 2003. Total gas throughput increased 11.0% to
120.9 Bcf in 2002. The higher throughput was almost entirely due to increased capacity release throughput. Warm weather in 2002 resulted in reduced demand for natural gas and the need for pipeline capacity to transport that gas. Consequently, SJG had more capacity available to sell in 2002 than 2001.

Operating Revenues -- Nonutility: Nonutility operating revenues increased by $90.1 million in 2003 compared with 2002. Most of the increase was due to continued customer growth experienced by SJE, evidenced by the addition of over 14,800 residential and 2,200 commercial natural gas customers in 2003, higher natural gas prices and significantly colder weather. SJE's revenues from the sale of retail electricity increased by $12.2 million in 2003 compared with 2002. SJE was the successful bidder on a contract to supply retail electricity to over 400 school districts located throughout the state of New Jersey beginning in November 2003. Also contributing to this increase was $9.1 million in revenues recognized by Marina from sales of thermal energy to Borgata Hotel Casino & Spa which began in July 2003. SJRG's revenues increased $5.6 million in 2003 compared with 2002 mainly due to new accounting requirements which require the sales of inventory to be reported "gross" in 2003 (See New Accounting Pronouncements in Note 1 to the Consolidated Financial Statements). SJRG's volume growth and higher natural gas prices also contributed to the increase. Revenues increased by $18.2 million in 2002 compared with 2001. Most of the increase was due to the significant customer growth experienced by SJE, which included the addition of over 45,000 residential and 2,100 commercial natural gas customers during 2002.

Cost of Gas Sold -- Utility: Gas purchased for resale increased $89.1 million in 2003 compared with 2002 due principally to a significant increase in costs for both local distribution and Off-System Sales. SJG's gas cost during 2003 averaged $6.46 per decatherm (dt) compared with $4.29/dt in 2002 and $4.78/dt in 2001. Unlike gas costs associated with Off-System Sales, changes in the unit cost of gas sold to utility ratepayers do not directly affect cost of gas sold. We defer fluctuations in gas costs to ratepayers not reflected in current rates to future periods under a BPU-approved Basic Gas Supply Service (BGSS) price structure, formerly known as the Levelized Gas Adjustment Clause. As described under Recent Regulatory Actions, the BPU approved two increases to SJG's BGSS clause during 2003 resulting in higher cost of gas sold and related revenue.

SJG's cost of gas sold decreased $62.2 million in 2002 compared with 2001. Lower gas costs and sales volumes for both local distribution and Off-System Sales were responsible for the decrease. SJG passed lower gas costs on to local distribution customers through a $17.6 million refund in 2002. Warmer weather and the migration of customer gas purchases from the utility to third-party marketers were the main causes of lower sales volumes.

Gas supply sources include contract and open-market purchases. SJG secures and maintains its own gas supplies to serve its sales customers. We do not anticipate any difficulty renewing or replacing expiring contracts under substantially similar terms and conditions.

Cost of Sales -- Nonutility: Cost of sales -- nonutility increased $79.8 million in 2003 compared with 2002 due mainly to SJE's customer growth, colder temperatures, higher gas prices and Marina's operations as described in the Operating Revenues -- Nonutility section. Cost of sales -- nonutility increased $17.1 million in 2002 compared with 2001 due mainly to SJE's customer growth, also described in the Operating Revenues -- Nonutility section.

Operations Expense: A summary of net changes in operations expense
(in thousands):

                                            2003 vs. 2002     2002 vs. 2001
Utility:
         Other Production Expense           $       36       $        47
         Transmission                               59                30
         Distribution                             (114)              590
         Customer Accounts and Services          1,427             1,889
         Sales                                     139                90
         Administration and General              4,218               382
                                           ------------      ------------
                  Total Utility                  5,765             3,028
                                           ------------      ------------
Nonutility:
         Wholesale Gas                             329              (810)
         Retail Gas and Other                    2,050             1,212
         On-Site Energy Production               2,354               425
                                           ------------      ------------
                  Total Nonutility               4,733               827
                                           ------------      ------------
Corporate                                          560               134
                                           ------------      ------------
                  Total Operations          $   11,058       $     3,989
                                           ============      ============
Distribution expenses decreased in 2003 as internal labor costs were directed more toward capital improvement activities as compared with last year. Distribution expenses increased in 2002 as the cost to maintain the utility distribution system, inclusive of implementation of new federally mandated training programs, increased over 2001.

Customer Accounts and Services expense increased significantly in 2003 as a result of the BPU-approved increase in SJG's Societal Benefits Clause (SBC) in August 2003 (See Recent Regulatory Actions). With this approval, recoveries and a corresponding charge to expense for previously deferred costs under SJG's New Jersey Clean Energy Programs increased by $1.8 million in 2003 when compared with 2002. The BPU-approved SBC clause allows for full recovery of these deferred costs including carrying costs and, as a result, the increase in expense has no impact on SJG's net income. This increase was partially offset by lower bad debt expense in 2003 as SJG's reserve for bad debts did not require an increase as it had in 2002.

Customer Accounts and Services expense increased significantly in 2002 primarily due to higher bad debt expense as customer account write-offs rose and SJG increased its reserve for bad debts. The higher write-off level was attributable to the unusually cold 2000-2001 winter season. In addition, the colder start to the 2002-2003 winter season resulted in the need to increase the reserve for future uncollectible account balances.

Administrative and General (A&G) expenses increased in 2003 compared with 2002 primarily because of increasing health care and pension costs, higher insurance expense, higher stock compensation expense and bank fees. Health care and pension costs increased nearly $1.7 million from 2002 to 2003 as the cost of providing such benefits continues to increase at alarming rates. Additionally, declines in long-term interest rates resulted in an unfavorable movement in actuarially determined benefit costs (See Note 10 to the Consolidated Financial Statements). Insurance expense was reduced by $0.9 million in 2002 by lowering SJG's reserve for outstanding claims following a period of favorable settlements. Finally, SJG had incurred higher annual expense associated with stock compensation awards (See Note 4 to the Consolidated Financial Statements) and additional expense associated with establishing committed bank facilities in 2003 (See Liquidity and Capital Resources). A&G expenses also increased in 2002 compared with 2001 primarily as a result of increasing health care and pension costs. These increases were partially offset by the decrease in SJG's insurance claims reserve as previously discussed.

Nonutility Retail Gas and Other operations expense rose in both 2003 and 2002 primarily due to increased staffing levels and higher customer acquisition costs resulting from continued growth in SJE's customer base. Increases in On-Site Energy Production Operations expense increased in 2003 related to the start of commercial operations for Marina's thermal energy plant in July 2003. Wholesale Gas Operations expense was lower in 2002 mainly attributable to the recovery of a large accounts receivable write-off from 2001.

Corporate operations expense increased in 2003 due mainly to higher salaries directed to corporate initiatives, increased employee benefit costs and higher bank fees related to SJI's revolving credit lines.

Other Operating Expenses: A summary of principal changes in other consolidated operating expenses (in thousands):

                                            2003 vs. 2002     2002 vs. 2001
Maintenance                                $      (423)      $     (1,670)
Depreciation                                     2,195              1,242
Energy and Other Taxes                           1,224                201

Maintenance expense decreased in both 2003 and 2002 primarily due to lower levels of Remediation Adjustment Clause (RAC) amortization. RAC-related expenses do not affect earnings as we recognize an offsetting amount in revenues. Depreciation was higher due to SJG's and Marina's increased investment in property, plant and equipment. Depreciation on Marina's thermal plant began with the start of commercial operations in July 2003 and totaled $747,000 in 2003. The increase in Energy and Other Taxes relate primarily to increases in volumes of gas sold and transported by SJG as reflected under the caption, "Operating Revenues -- Utility."

Interest Charges: Interest charges decreased in both 2003 and 2002 compared with the prior year due primarily to reductions in short-term rates on line of credit borrowings and the refunding of higher priced, fixed rate, long-term debt with lower cost debt. These refundings were financed during the second half of 2003 with long-term debt issuances under our Medium Term Note program at significantly lower interest rates compared with the previous long-term interest rates. We have incurred debt primarily to expand and upgrade SJG's gas transmission and distribution system, to construct the Marina Energy thermal plant, and to support seasonal working capital needs related to gas inventories and customer receivables. The decrease in interest expense in 2003 compared with 2002 was partially offset by interest incurred by Marina that was previously permitted to be capitalized during the construction phase of their thermal energy plant (See Note 1 to the Consolidated Financial Statements).

Discontinued Operations: Loss from discontinued operations increased in 2003 due mainly to product liability litigation associated with previously disposed of businesses, coupled with the sale of property in 2003. In 2002, losses were primarily comprised of environmental remediation and product liability litigation associated with previously disposed of businesses.

Cumulative Effect of a Change in Accounting Principle -- Net: On October 25, 2002, the Emerging Issues Task Force rescinded its consensus in Issue No. 98-10 effective for transactions entered into after that date, with a cumulative effect adjustment for previously existing transactions to be recognized in the quarter beginning January 1, 2003. As a result of the rescission, SJI only marks-to-market those energy-related contracts that meet the definition of a derivative in Statement No. 133. Energy-related contracts that do not meet the definition of a derivative are accounted for using the accrual basis of accounting. The effect of this change in accounting resulted in a net charge of $426,338 shown as a Cumulative Effect of a Change in Accounting Principle -- Net. Furthermore, management has designated any contract entered into after December 31, 2002 to hedge physical gas in storage as a cash flow hedge and accounts for them accordingly. At inception, and as of December 31, 2003, we calculated these hedges to be highly effective; therefore, we record the offset, net of taxes, in Accumulated Other Comprehensive Income (Loss).

Net Income Applicable to Common Stock: Net income increased $4.4 million, or 15.1%, to $33.4 million in 2003 as compared with $29.0 million in 2002. Net income in 2002 increased $2.4 million, or 9.1%, as compared with $26.6 million in 2001. Reasons for the increases in net income in 2003 and 2002 are discussed in detail above.

Liquidity and Capital Resources -- Liquidity needs at SJI are driven by factors that include natural gas commodity prices; the impact of weather on customer bills; lags in fully collecting gas costs from customers under the Basic Gas Supply Service charge; working capital needs of our energy trading and marketing activities; the timing of construction and remediation expenditures and related permanent financings; mandated tax payment dates; and both discretionary and required repayments of long-term debt.

We first seek to meet liquidity needs with net cash provided by operating activities. Net cash provided by operating activities varies from year to year primarily due to the impact of weather on customer demand and related gas purchases, inventory utilization and gas cost recoveries. We utilize short-term borrowings under lines of credit from commercial banks to supplement cash from operations when necessary.

Bank credit available to SJI totaled $226.0 million at December 31, 2003, of which $124.7 million was used. Those bank facilities consist of a $100.0 million, 3-year revolving credit and $76.0 million of uncommitted bank lines available to SJG as well as a $40.0 million, 364-day revolving credit and $10.0 million of uncommitted bank lines available to SJI. In January 2004, SJI increased its uncommitted bank lines to $20.0 million. We established the revolving credits in August 2003 with a syndicate of banks to enhance the liquidity positions of both companies. Based upon the existing credit facilities and a regular dialogue with our banks, we believe that there will continue to be sufficient credit available to meet our business' future liquidity needs.

SJI supplements its operating cash flow and credit lines with both debt and equity capital. Over the years, SJG has used long-term debt, primarily in the form of First Mortgage Bonds, to finance its long-term borrowing needs. These needs are primarily capital expenditures for property, plant and equipment. Since 1998, SJG has financed these needs via a 3-year Medium Term Note (MTN) program, secured in similar fashion to the First Mortgage Bonds. SJG's registration of a $150.0 million MTN program with the Securities and Exchange Commission became effective in December 2002. This program replaced the previous $100.0 million MTN program that was fully used in 2001. In July 2003, SJG issued $85.5 million of long-term debt under the program. In September, SJG issued an additional $24.5 million of MTNs. Consequently, $40.0 million of the MTN program remains available for future debt issuances. We used proceeds of the July and September issues to refinance short-term debt outstanding under commercial bank lines and for the redemption of certain high-rate First Mortgage Bonds. Current maturities on long-term debt over the next five years are $5.3 million per year in 2004 through 2007 and $3.0 million in 2008.

Between September 2001 and January 2003, Marina issued $20.0 million of tax-exempt and $25.0 million of taxable variable rate demand bonds (VRDB's) through the New Jersey Economic Development Authority. The tax-exempt and taxable bonds mature in 2031 and 2021, respectively. Investors in the bonds receive liquidity and credit support via a letter of credit provided by a syndicate of four commercial banks. The underlying letter of credit that provides liquidity support for the weekly remarketing of the VRDB's extends to September 2005. We used the proceeds of these bond issuances to fund project development and construction costs for the thermal energy plant constructed by Marina to serve Borgata Hotel Casino & Spa which opened in July 2003.

SJI has raised equity capital over the past three years through its Dividend Reinvestment Plan (DRP). Participants in SJI's DRP receive newly issued shares. We offer a 2% discount on DRP investments because it is the most cost-effective way for us to raise equity capital in the quantities we are seeking. Through the DRP, SJI raised $36.2 million of equity capital by issuing 986,731 shares in 2003 and $10.7 million of equity capital by issuing 338,518 shares in 2002. We anticipate raising additional equity capital through the DRP in 2004.

Capital Expenditures, Commitments and Contingencies --
Capital Expenditures: SJI has a continuing need for cash resources and capital, primarily to invest in new and replacement facilities and equipment and for environmental remediation costs. Net construction and remediation expenditures for 2003 amounted to $60.2 million. We estimate the net costs for 2004, 2005 and 2006 at approximately $68.1 million, $57.2 million and $52.1 million, respectively.

Commitments and Contingencies: SJI made certain commitments to Borgata Hotel Casino & Spa relating to the development of Marina's thermal energy project. In the event that certain construction milestones were not met, SJI was obligated to make specific payments to Borgata, per the construction contract. As construction was completed and commercial operations began in July 2003, SJI's obligation under the contract was reduced to $5.0 million as of December 31, 2003. This financial obligation is equally supported by a standby letter of credit and an SJI parental guarantee, both reducing to zero in July 2004.

SJI is obligated on the letters of credit supporting the variable rate demand bonds issued through the New Jersey Economic Development Authority by Marina. A syndicate of four commercial banks has issued $46.0 million of annually renewing letters of credit to support the development of Marina's thermal plant project. The letter of credit agreement contains certain financial covenants measured on a quarterly basis. SJI was in compliance with these covenants as of December 31, 2003.

SJG has certain commitments for both pipeline capacity and gas supply for which it pays fees regardless of usage. Those commitments as of December 31, 2003 average $45.0 million annually and total $251.6 million over the contracts' lives. Approximately 14% of the financial commitment under these contracts expires during the next five years. We expect to renew each of these contracts under renewal provisions as provided in each contract. SJG recovers all prudently incurred fees through rates via the Basic Gas Supply Service clause.

SJG's long-term, senior secured debt is rated "A" and "Baa1" by Standard & Poor's and Moody's Investor Services, respectively. These ratings have not changed in the past five years.

The following table summarizes our contractual cash obligations and their applicable payment due dates (in thousands):

                                                                  Up to        1 - 3       3 - 5        More than
Contractual Obligations                         Total            1 Year        Years       Years        5 Years


Long-Term Debt                               $  314,054         $   5,273     $  10,546   $   8,270   $  289,965
Operating Leases                                    984               429           439          85           31
Construction Obligations                          5,155             5,155           --          --           --
Commodity Supply  Purchase Obligations          554,077           306,712       120,965      70,400       56,000
Other Purchase
         Obligations                              1,785             1,082           703         --           --
                                             -----------        ----------    ----------  ----------  -----------
Total Contractual
         Cash Obligations                    $  876,055         $ 318,651     $ 132,653   $  78,755   $  345,996
                                             ===========        ==========    ==========  ==========  ===========


Expected environmental remediation costs are not included in the table above due to the subjective nature of such costs and time of anticipated payments.

In 2002, the FASB released Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires companies to disclose the nature of its guarantees or indemnification agreements for interim and year-end financial statements ending after December 15, 2002. As of December 31, 2003, SJI hadissued $147.6 million of parental guarantees on behalf of its subsidiaries. Of this total, $107.0 million expire within one year, $10.0 million expire in 2005 and $30.6 million have no expiration date. The vast majority of these guarantees was issued as guarantees of payment to third parties with whom our subsidiaries have commodity supply contracts. As of December 31, 2003, these guarantees support $36.7 million of the Accounts Payable recorded on our consolidated balance sheet. As part of our risk management policy, we also require parental guarantees from trading counterparties as applicable. These arrangements are typical in our industry. SJI has also issued two parental guarantees totaling $6.6 million related to Marina's construction activity.

Marina was the successful bidder on a contract with Mannington Mills, Inc. and, on January 5, 2004, executed a sale-leaseback contract related to Mannington's co-generation facility located in Salem County, NJ. On that same date, Marina paid $2.7 million to Mannington and will lease back the facility to Mannington over an 8-year lease. Marina also entered into an 8-year operating contract to operate and manage the facility.

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

Market Risks --
Commodity Market Risks: Certain regulated and unregulated SJI subsidiaries are involved in buying, selling, transporting and storing natural gas for their own accounts as well as managing these activities for others. These subsidiaries are subject to market risk due to price fluctuations. To hedge against this risk, we enter into a variety of physical and financial transactions including forward contracts, swaps, futures and options agreements. To manage these transactions, SJI has a well-defined risk management policy approved by our board of directors that includes volumetric and monetary limits. Management reviews reports detailing activity daily. Generally, we enter into derivative activities described above for risk management, not trading, purposes.

SJG and SJE transact commodities on a physical basis only and do not enter into financial derivative positions directly. SJRG manages risk for these entities as well as for its own portfolio by entering into the types of transactions noted above. It is management's policy, to the extent practical, within predetermined risk management policy guidelines, to have limited unmatched positions on a deal or portfolio basis while conducting these activities. As a result of holding open positions to a minimal level, the financial impact to SJRG of changes in value of a particular transaction is substantially offset by an opposite change in the related hedge transaction. As of December 31, 2003, SJRG had $18.2 million of accounts receivable under sales contracts. Of that total, 70% were with companies rated investment-grade, or were guaranteed by an investment-grade-rated parent or were with companies where we have a collateral arrangement. The remainder of the accounts receivable were within approved credit limits.

SJRG and SJE entered into certain contracts to purchase, sell, and transport natural gas. For 2003, 2002 and 2001, we recorded a net unrealized pre-tax gain (loss) on these energy-related derivative contracts of $2.3 million, $(0.5) million and $3.4 million, respectively, and they are included as a component of Revenues -- Nonutility. SJRG's and SJE's contracts are typically less than 12 months long. The fair value of these contracts determined under the mark-to-market method as of December 31, 2003 is as follows (in thousands):

Assets                               Maturity            Maturity
         Source of Fair Value       < 1 Year            1 - 3 Years       Total

Prices Actively Quoted     NYMEX    $  13,544           $  2,831       $ 16,375
Other External Sources     Basis        9,928              1,381         11,309
                                    ----------          ---------      ---------
Total                               $  23,472           $  4,212       $ 27,684
                                    ==========          =========      =========

Liabilities                         Maturity             Maturity
         Source of Fair Value       < 1 Year            1 - 3 Years       Total

Prices Actively Quoted     NYMEX    $  12,029           $  1,144       $ 13,173
Other External Sources     Basis        6,780                731          7,511
                                    ----------          ---------      ---------
Total                               $  18,809           $  1,875       $ 20,684
                                    ==========          =========      =========

NYMEX (New York Mercantile Exchange) is the primary national commodities exchange on which natural gas is traded. Basis represents the price of a NYMEX natural gas futures contract adjusted for the difference in price for delivering the gas at another location. A reconciliation of SJI's estimated net fair value of energy-related derivatives follows (in thousands):
         Net Derivatives-- Energy Related Assets, January 1, 2003      $ 14,196
         Contracts Settled During 2003, Net                              (2,776)
         Other Changes in Fair Value from Continuing
           and New Contracts, Net                                        (4,420)
                                                                       ---------
         Net Derivatives-- Energy Related Assets, December 31, 2003    $  7,000
                                                                       =========

Interest Rate Risk: Our exposure to interest-rate risk relates primarily to short-term, variable rate borrowings. Our short-term, variable rate debt outstanding at December 31, 2003 was $112.8 million and averaged $100.4 million during 2003. The months where average outstanding variable rate debt was at its highest and lowest points were January at $150.6 million and September at $62.5 million. A hypothetical 100 basis point (1%) increase in interest rates on our average variable rate debt outstanding would result in a $592,000 increase in our annual interest expense, net of tax. We chose the 100 basis point increase for illustrative purposes, as it provides a simple basis for calculating the impact of interest rate changes under a variety of interest rate scenarios. Over the past five years, the change in basis points (b.p.) of our average monthly interest rates from the beginning to end of each year was as follows: 2003 -- 28 b.p. decrease; 2002 -- 74 b.p. decrease; 2001 -- 383 b.p. decrease; 2000 -- 83
b.p. increase; and 1999 -- 81 b.p. increase. For December 2003, our average interest rate on variable rate debt was 1.88%. Consequently, the interest rate reduction experienced since the beginning of 2001 cannot be duplicated.

To reduce exposure to an interest rate increase on our variable rate debt, SJG entered into an interest rate swap agreement that became effective in June 2003, which fixed the rate on $20.0 million of variable rate debt through May 2004 at 2.24%. SJG primarily issues long-term debt at fixed rates and, consequently, interest expense on existing debt is not significantly impacted by changes in market interest rates. SJG prepaid, at par, $3.0 million of 8.6% debenture notes in February 2003. In May 2003, SJG redeemed an additional $5.1 million of 10.25% First Mortgage Bonds prior to scheduled maturity. SJG paid a premium of $110,000 to redeem that issue. In October 2003, SJG redeemed in full its 6.95% First Mortgage Bonds prior to scheduled maturity. To redeem the $31.9 million of outstanding bonds, SJG paid a premium of $1.0 million. The only other debt outstanding, exclusive of that issued by the utility, consists of the New Jersey Economic Development Authority bonds used to finance the construction of Marina's thermal energy plant. Those bonds were issued at floating rates that reset weekly. Subsequent to issuance, we entered into interest rate swap contracts that effectively fixed the rate on $20.0 million of tax-exempt debt at 4.08% through 2011 and $19.0 million of taxable debt at 4.59% through 2007. The amount of the swap on the taxable debt reduces annually, commencing with a $2.0 million reduction in December 2003.


Independent Auditors' Report

To the Shareholders and
Board of Directors of
South Jersey Industries, Inc.:

We have audited the consolidated balance sheets of South Jersey Industries, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related statements of consolidated income, consolidated common equity and comprehensive income and consolidated cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of South Jersey Industries, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for energy-related contracts to conform with the rescission of EITF Issue No. 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities."

Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 18, 2004

                                      -18-
Statements of Consolidated Income
(In Thousands Except for Per Share Data)
                                  South Jersey Industries, Inc. and Subsidiaries
                                                   Year Ended December 31,

                                                  2003        2002        2001

Operating Revenues:
         Utility (Notes 1, 8 & 9)             $ 487,678   $ 386,120   $ 445,204
         Nonutility (Notes 1 & 8)               209,142     119,006     100,782
                                              ----------  ----------  ----------
                  Total Operating Revenues      696,820     505,126     545,986
                                              ----------  ----------  ----------
Operating Expenses:
         Cost of Gas Sold-- Utility             332,463     243,341     305,587
         Cost of Sales-- Nonutility (Note 1)    184,992     105,242      88,149
         Operations                              59,168      48,110      44,121
         Maintenance                              5,678       6,101       7,771
         Depreciation (Note 1)                   24,646      22,451      21,209
         Energy and Other Taxes                  12,030      10,806      10,605
                                              ----------  ----------  ----------
                  Total Operating Expenses      618,977     436,051     477,442
                                              ----------  ----------  ----------
Operating Income                                 77,843      69,075      68,544

Other Income and Expense:
         Equity in Affiliated Companies
          (Notes 1 & 3)                             786         941         704
         Other                                      136         534         517

                  Total Other Income          ----------  ----------  ----------
                   and Expense                      922       1,475       1,221
                                              ----------  ----------  ----------
Interest Charges (1)                             20,616      20,734      23,601
                                              ----------  ----------  ----------
Income Before Income Taxes                       58,149      49,816      46,164
Income Taxes (Notes 1, 5 & 6)                    23,596      20,404      19,295
                                              ----------  ----------  ----------
Income from Continuing Operations                34,553      29,412      26,869

Loss from Discontinued Operations--
 Net (Note 3)                                     (774)        (424)       (455)
Cumulative Effect of a Change in
 Accounting Principle-- Net (Note 1)              (426)         --          148
                                              ----------  ----------  ----------
                  Net Income Applicable to
                   Common Stock               $ 33,353    $  28,988   $  26,562
                                              =========   ==========  ==========
Basic Earnings Per Common Share: (Note 4)
         Continuing Operations                $   2.75    $    2.44   $    2.29
         Discontinued Operations                 (0.06)       (0.03)      (0.03)
         Cumulative Effect of a Change in
          Accounting Principle-- Net            (0.03)          --         0.01
                                              ----------  ----------  ----------
                  Basic Earnings Per
                   Common Share               $  2.66     $    2.41   $    2.27
                                              ==========  ==========  ==========
Average Shares of Common Stock
 Outstanding-- Basic                           12,559        12,038      11,716

Diluted Earnings Per Common Share: (Note 4)
         Continuing Operations                $  2.73     $    2.43   $    2.29
         Discontinued Operations                (0.06)        (0.04)      (0.04)
         Cumulative Effect of a Change in
          Accounting Principle-- Net            (0.03)          --         0.01
                                              ----------  ----------  ----------
                  Diluted Earnings Per
                   Common Share               $  2.64     $    2.39   $    2.26
                                              ==========  ==========  ==========
Average Shares of Common Stock
 Outstanding-- Diluted                         12,658        12,116      11,750

Dividends Declared Per Common Share           $  1.56     $    1.51   $    1.48
                                              ==========  ==========  ==========

The accompanying footnotes are an integral part of the financial statements.

Statements of Consolidated Cash Flows
(In Thousands)                                     South Jersey Industries, Inc.
                                                         and Subsidiaries
                                                      Year Ended December 31,

                                                  2003        2002        2001
Cash Flows from Operating Activities:

         Net Income Applicable to
          Common Stock                        $  33,353   $  28,988   $  26,562
         Adjustments to Reconcile Net Income
          to Cash Flows Provided by
           Operating Activities:
              Depreciation and
               Amortization                      27,640      24,864      23,446
              Unrealized (Gain) Loss on
               Derivatives-- Energy Related      (2,332)        514      (3,429)
              Provision for Losses on
               Accounts Receivable                3,245       3,706       2,667
              Revenues and Fuel Costs
               Deferred-- Net                    30,075       8,396      (9,202)
              Deferred and Non-Current Income
               Taxes and Credits-- Net            4,274      14,343       7,310
              Environmental Remediation
               Costs-- Net*                       2,262       6,354       5,452
              Additional Pension
               Contributions                     (5,731)    (17,091)       (327)
              Changes in:
                   Accounts Receivable          (16,762)    (29,101)     22,427
                   Inventories                  (27,562)     17,950     (27,602)
                   Other Prepayments
                    and Current Assets            2,493      (3,145)       (233)
                   Prepaid and Accrued
                    Taxes-- Net                  10,827         359         574
                   Accounts Payable and
                    Other Accrued
                     Liabilities                  6,093      24,546     (36,817)
                   Other-- Net                    6,021      (1,221)        (99)
                                              ----------  ----------  ----------
Net Cash Provided by Operating Activities        73,896      79,462      10,729
                                              ----------  ----------  ----------
Cash Flows from Investing Activities:

         Return of Investment in
          (Investment in) Affiliates                741        (481)        164
         Affiliate Repayment of Loan                 85         120         800
         Purchase of Available-for-Sale
          Securities                               (339)       (693)       (766)
         (Purchase) Proceeds from Sale of
          Restricted Investments                 (1,942)     20,882     (22,962)
         Capital Expenditures, Cost of
          Removal and Salvage                   (62,488)    (84,740)    (66,859)
                                              ----------  ----------  ----------
Net Cash Used in Investing Activities           (63,943)    (64,912)    (89,623)
                                              ----------  ----------  ----------
Cash Flows from Financing Activities:

         Net (Repayments of) Borrowings from
          Lines of Credit                       (53,700)     14,140      31,160
         Proceeds from Issuance of
          Long-Term Debt                        116,000      10,000      64,000
         Principal Repayments of
          Long-Term Debt                        (86,740)    (30,268)    (11,877)
         Dividends on Common Stock              (19,717)    (18,204)    (17,348)
         Proceeds from Sale of Common Stock      37,170      10,926      10,953
         Repurchase of Preferred Stock              --         --          (114)
         Premium for Early Retirement of Debt    (1,048)       (617)       --
         Payments for Issuance of Long-Term Debt (1,845)       (201)     (1,142)
                                              ----------  ----------  ----------
Net Cash (Used in) Provided by Financing
 Activities                                      (9,880)    (14,224)     75,632
                                              ----------  ----------  ----------
Net Increase (Decrease) in Cash and
 Cash Equivalents                                    73         326      (3,262)
Cash and Cash Equivalents at Beginning of Year    4,291       3,965       7,227
                                              ----------  ----------  ----------
Cash and Cash Equivalents at End of Year      $   4,364   $   4,291   $   3,965
                                              ==========  ==========  ==========
Supplemental Disclosures of Cash Flow Information
         Cash paid during the year for:
             Interest (Net of Amounts
              Capitalized)                    $  21,056   $  23,966   $  26,723
             Income Taxes (Net of
               Refunds)                       $   8,699   $   8,433   $   6,480

*Notes 9 and 13 contain additional information relating to environmental remediation costs.

The accompanying footnotes are an integral part of the financial statements.

Consolidated Balance Sheets
(In Thousands)
                                                   South Jersey Industries, Inc.
                                                         and Subsidiaries
                                                             December 31,

                                                       2003               2002
Assets
Property, Plant and Equipment: (Notes 1 & 8)
         Utility Plant, at original cost         $   894,654       $    846,865
                  Accumulated Depreciation          (209,831)          (195,379)
         Nonutility Property and Equipment,
          at cost                                     65,768             57,950
                  Accumulated Depreciation            (2,326)            (1,428)
                                                 ------------      -------------
                  Property, Plant and
                   Equipment-- Net                   748,265            708,008
                                                 ------------      -------------
Investments:
         Available-for-Sale Securities (Note 1)        4,550              3,462
         Restricted (Note 7)                           4,022              2,080
         Investments in Affiliates (Notes 1 & 3)       2,191              2,932
                                                 ------------      -------------
                  Total Investments                   10,763              8,474
                                                 ------------      -------------
Current Assets:
         Cash and Cash Equivalents (Notes 1 & 12)      4,364              4,291
         Accounts Receivable                          98,221             94,105
         Unbilled Revenues (Note 1)                   42,892             33,537
         Provision for Uncollectibles                 (3,565)            (3,612)
         Natural Gas in Storage, average cost         69,596             41,490
         Materials and Supplies, average cost          3,612              4,156
         Prepaid Taxes                                 2,661              2,440
         Prepaid Pension (Note 10)                    19,690               --
         Derivatives-- Energy Related Assets
          (Note 1)                                    23,472             29,089
         Derivatives-- Other (Note 1)                    565               --
         Other Prepayments and Current Assets          4,268              6,761
                                                 ------------      -------------
                  Total Current Assets               265,776            212,257
                                                 ------------      -------------
Regulatory and Other Non-Current Assets: (Note 1)
         Deferred Fuel Costs-- Net (Note 9)            --                29,985
         Other Regulatory Assets                      75,780             75,318
         Derivatives-- Energy Related
          Assets (Note 1)                              4,212              2,767
         Unamortized Debt Discount and Expense         7,298              7,086
         Other                                        14,109              9,939
                                                 ------------      -------------
                  Total Regulatory and Other
                   Non-Current Assets                101,399            125,095
                                                 ------------      -------------
                  Total Assets                   $ 1,126,203       $  1,053,834
                                                 ============      =============
Capitalization and Liabilities
Capitalization:
         Common Equity (Notes 4 & 11)            $   297,961       $    237,792
         Preferred Stock (Note 2)                      1,690              1,690
         Long-Term Debt (Note 7)                     308,781            274,099
                                                 ------------      -------------
                  Total Capitalization               608,432            513,581
                                                 ------------      -------------
Current Liabilities:
         Notes Payable (Note 12)                     112,800            166,500
         Current Maturities of
          Long-Term Debt (Note 7)                      5,273             10,696
         Accounts Payable                             80,254             76,656
         Customer Deposits                             7,957              6,924
         Environmental Remediation Costs (Note 13)     7,865              5,104
         Taxes Accrued                                11,940                892
         Derivatives-- Energy Related
          Liabilities (Note 1)                        18,809             15,565
         Derivatives-- Other (Note 1)                  1,505                142
         Deferred Income Taxes-- Net (Note 5)         11,537             24,818
         Interest Accrued and
          Other Current Liabilities                   10,511              9,049
                                                 ------------      -------------
                  Total Current Liabilities          268,451            316,346
                                                 ------------      -------------
Deferred Credits and Other Non-Current Liabilities:
         Deferred Income Taxes-- Net (Note 5)        121,922             97,890
         Investment Tax Credits (Note 6)               3,471              3,819
         Pension and Other Postretirement
          Benefits (Note 10)                          12,431             15,828
         Environmental Remediation Costs (Note 13)    47,001             47,051
         Derivatives-- Energy Related
          Liabilities (Note 1)                         1,875              2,095
         Derivatives-- Other (Note 1)                  1,853              2,431
         Asset Retirement Obligation (Note 1)            --              41,434
         Regulatory Liabilities (Note 1)              49,970              3,133
         Other                                        10,797             10,226
                                                 ------------      -------------
                  Total Deferred Credits and Other
                   Non-Current Liabilities           249,320            223,907
                                                 ------------      -------------
Commitments and Contingencies (Note 13)
                  Total Capitalization and
                   Liabilities                   $ 1,126,203       $  1,053,834
                                                 ============      =============

The accompanying footnotes are an integral part of the financial statements.

Schedules of Consolidated Capitalization
(In Thousands Except for Share Data)
                                                  South Jersey Industries, Inc.
                                                         and Subsidiaries
                                                           December 31,

                                                       2003               2002
Common Equity: (Notes 4 & 11)
         Common Stock: Par Value $1.25 per share;
          Authorized 20,000,000 shares;
          Outstanding Shares: 13,229,001 (2003)
          and 12,206,474 (2002)

                   Balance at Beginning of Year    $  15,258         $   14,826
                   Stock Plans                         1,278                432
                   Balance at End of Year             16,536             15,258
                                                 ------------      -------------
         Premium on Common Stock                     186,316            150,434
         Accumulated Other
          Comprehensive Income (Loss)                  3,471             (5,902)
         Retained Earnings                            91,638             78,002
                                                 ------------      -------------
                   Total Common Equity               297,961            237,792
                                                 ------------      -------------
Preferred Stock: (Note 2)
         South Jersey Gas Company-- 8% Redeemable
          Cumulative Preferred Stock:
                  Par Value $100 per share;
                   Authorized 41,966 Shares;
                    Outstanding 16,904 Shares          1,690              1,690
                                                 ------------      -------------
Long-Term Debt: (A)
         South Jersey Gas Company:
                  First Mortgage Bonds: (B)
         8.19%    Series due 2007                      9,089             11,362
         10.25%   Series due 2008 (C)                   --                7,385
         6.12%    Series due 2010                     10,000             10,000
         6.74%    Series due 2011                     10,000             10,000
         6.57%    Series due 2011                     15,000             15,000
         6.95%    Series due 2013 (C)                   --               35,000
         7.7%     Series due 2015                     15,000             15,000
         6.50%    Series due 2016                      9,965              9,965
         7.97%    Series due 2018                     10,000             10,000
         7.125%   Series due 2018                     20,000             20,000
         7.7%     Series due 2027                     35,000             35,000
         7.9%     Series due 2030                     10,000             10,000
         4.46%    Series due 2013 (D)                 10,500               --
         5.027%   Series due 2013 (D)                 14,500               --
         4.52%    Series due 2014 (D)                 11,000               --
         5.115%   Series due 2014 (D)                 10,000               --
         4.60%    Series due 2016 (D)                 17,000               --
         4.657%   Series due 2017 (D)                 15,000               --
         5.55%    Series due 2033 (D)                 32,000               --
                  Unsecured Notes:
                        Debenture Notes, 8.6%
                         due 2010                     15,000             21,000
                        Debenture Notes, 8.35%
                         due 2037 (C)                   --               36,083
         Marina Energy LLC: (E)
                  Series A Bonds at
                   variable rates due 2031            20,000             20,000
                  Series B Bonds at
                   variable rates due 2021            25,000             19,000
                                                 ------------      -------------
                         Total Long-Term
                          Debt Outstanding           314,054            284,795
                         Less Current Maturities       5,273             10,696
                                                 ------------      -------------
                         Total Long-Term Debt        308,781            274,099
                                                 ------------      -------------
Total Capitalization                             $   608,432       $    513,581
                                                 ============      =============

(A) The long-term debt maturities and sinking fund requirements for the succeeding five years are as follows: 2004, $5,273; 2005, $5,273; 2006, $5,273; 2007, $5,270; and 2008, $3,000.
(B) SJG's First Mortgage dated October 1, 1947, as supplemented, securing the First Mortgage Bonds (FMB) constitutes a direct first mortgage lien on substantially all utility plant.
(C) On May 1, 2003, SJG redeemed its 10.25% Series FMB due 2008. The premium associated with the redemption was approximately $0.1 million.
    On October 14,2003, SJG redeemed its 6.95% Series FMB due 2013. The premium associated with the redemption was approximately $1.0 million.
    On November 5, 2003, SJG redeemed its 8.35% Debenture Notes due 2037, at par. SJG is seeking BPU approval to amortize the premiums and recover them from ratepayers over the terms of the newbond issues in accordance with the BPU's uniform system of accounts.
(D) On July 16, 2003, SJG issued $85.5 million of debt under its Medium Term Note program established in 2002. On September 17, 2003, SJG issued an additional $24.5 million of Medium Term Notes. A remainder of $40.0 million is authorized to be issued under this program through July 31, 2005.
(E) In September 2001, January 2002 and January 2003, Marina issued $29.0 million, $10.0 million and $6.0 million, respectively, of variable rate revenue bonds through the New Jersey Economic Development Authority. The variable rates at December 31, 2003 for the Series A and Series B bonds were 1.25% and 1.20%, respectively.

The accompanying footnotes are an integral part of the financial statements.

Consolidated Statements of Common Equity and Comprehensive Income
(In Thousands)

                                                              South Jersey Industries, Inc. and Subsidiaries

                                                                                   Accumulated
                                                                                     Other
                                                       Common     Premium on      Comprehensive     Retained
                                                       Stock      Common Stock    (Loss) Income     Earnings      Total

Balance at December 31, 2000                        $  14,375      $ 129,360         $    --        $  58,004    $ 201,739
Net Income Applicable to Common Stock                                                                  26,562       26,562
Other Comprehensive (Loss) Income, Net of Tax:*
         Minimum Pension Liability Adjustment                                           (1,988)                     (1,988)
         Unrealized Gain on Derivatives-- Other                                            301                         301
                  Other Comprehensive Loss, Net of Tax*                                                             (1,687)
Comprehensive Income                                                                                                24,875
Common Stock Issued Under Stock Plans                     451         10,569                                        11,020
Cash Dividends Declared-- Common Stock                                                                (17,348)     (17,348)
                                                    ----------     ----------        ----------     ----------   ----------
Balance at December 31, 2001                           14,826        139,929            (1,687)        67,218      220,286
Net Income Applicable to Common Stock                                                                  28,988       28,988
Other Comprehensive (Loss) Income, Net of Tax:*
         Minimum Pension Liability Adjustment                                           (7,271)                     (7,271)
         Unrealized Loss on Equity Investments                                            (149)                       (149)
         Unrealized Gain on Derivatives-- Energy Related                                 5,027                       5,027
         Unrealized Loss on Derivatives-- Other                                         (1,822)                     (1,822)
                  Other Comprehensive Loss, Net of Tax*                                                             (4,215)
Comprehensive Income                                                                                                24,773
Common Stock Issued Under Stock Plans                     432         10,505                                        10,937
Cash Dividends Declared-- Common Stock                                                                (18,204)     (18,204)
                                                    ----------     ----------        ----------     ----------   ----------
Balance at December 31, 2002                           15,258        150,434            (5,902)        78,002      237,792
Net Income Applicable to Common Stock                                                                  33,353       33,353
Other Comprehensive Income (Loss), Net of Tax:*
         Minimum Pension Liability Adjustment                                            9,259                       9,259
         Unrealized Gain on Equity Investments                                             432                         432
         Unrealized Loss on Derivatives-- Energy Related                                  (765)                       (765)
         Unrealized Gain on Derivatives-- Other                                            447                         447
                  Other Comprehensive Income, Net of Tax*                                                            9,373
Comprehensive Income                                                                                                42,726
Common Stock Issued Under Stock Plans                   1,278         35,882                                        37,160
Cash Dividends Declared-- Common Stock                                                                (19,717)     (19,717)
                                                    ----------     ----------        ----------     ----------   ----------
Balance at December 31, 2003                        $  16,536      $ 186,316         $   3,471      $  91,638    $ 297,961
                                                    ==========     ==========        ==========     ==========   ==========

*Determined using a combined statutory tax rate of 40.85%.

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

Equity Investments -- We classify equity investments purchased as long-term investments as Available-for-Sale Securities on our consolidated balance sheets and carry them at their fair value with any changes in unrealized gains or losses included in Accumulated Other Comprehensive Income (Loss). SJI, either directly or through its wholly owned subsidiaries, currently holds a 50% non-controlling interest in two affiliated companies and accounts for the investments under the equity method. We include the operations of these affiliated companies in the statements of consolidated income under the caption, Equity in Affiliated Companies (See Note 3).

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

Revenues -- SJG and South Jersey Resources Group, LLC (SJRG) bill customers monthly for gas deliveries. South Jersey Energy Company (SJE) bills customers monthly for gas and electricity deliveries. For SJG and SJE retail customers not billed at the end of each month, we make an accrual to recognize unbilled revenues from the date of the last meter reading to the end of the month. We defer and recognize revenues related to SJG's appliance service contracts over the full 12-month term of the contract as earned. The BPU allows SJG to recover gas costs through the Basic Gas Supply Service (BGSS) clause. The BGSS-approved price structure replaced the Levelized Gas Adjustment Clause (LGAC) pricing structure. We collect these costs on a forecasted basis upon BPU order. SJG defers over/under-recoveries of gas costs and includes them in the following year's BGSS or other similar recovery mechanism. We pay interest on overcollected BGSS balances based on SJG's approved return on rate base (See
Note 9).

SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a New Jersey Clean Energy Program (CLEP). Our TAC reduces the impact of temperature fluctuations on SJG and its customers. The RAC recovers remediation costs of former gas manufacturing plants and the CLEP recovers costs associated with our energy efficiency and renewable energy programs. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover related costs through rates over 7-year amortization periods (See Notes 9 & 13). CLEP adjustments are also deferred and do not affect earnings, as related costs are recovered through rates on an ongoing basis.

Property, Plant and Equipment -- For regulatory purposes, utility plant is stated at original cost. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

Depreciation and Amortization -- We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. These estimates are periodically reviewed and adjusted as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.9% in both 2003 and 2002, and 2.8% in 2001. Except for extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired less salvage (See New Accounting Pronouncements). Nonutility property depreciation is computed on a straight-line basis over the estimated useful lives of the property, ranging up to 50 years. Gain or loss on the disposition of nonutility property is recognized in net income.

Capitalized Interest -- SJG capitalizes interest on construction at its BPU-approved rate of return on rate base (See Note 9). SJG's capitalized interest totaled $0.6 million in 2003, $0.4 million in 2002 and $0.2 million in 2001. Marina Energy LLC (Marina) also capitalized interest during the construction of its thermal energy facility based on the actual cost of borrowed funds. Marina's capitalized interest totaled $1.8 million in 2003, $1.6 million in 2002 and $0.3 million in 2001. SJG's amounts are included in Utility Plant and Marina's amounts are included in Nonutility Property and Equipment on the consolidated balance sheets. All capitalized interest is reflected on the statements of consolidated income as a reduction of Interest Charges.

Impairment of Long-Lived Assets -- We review the carrying amount of an asset for possible impairment whenever events or changes in circumstances indicate that such amount may not be recoverable. For the years ended 2003, 2002 and 2001, no such circumstances were identified.

Energy Trading Activities and Derivative Instruments -- SJI's regulated and unregulated subsidiaries are involved in the buying, selling, transporting and storing of natural gas and buying and selling of retail electricity for their own accounts as well as managing these activities for others. These subsidiaries are subject to market risk due to price fluctuations. To manage this risk, our companies enter into a variety of physical and financial transactions including forward contracts, swap agreements, option contracts and futures contracts.

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

Effective January 1, 2001, SJI adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. We record all derivatives, whether designated in hedging relationships or not, on the balance sheet at fair value unless the derivatives contracts qualify for the normal purchase and sale exemption. If the derivative is designated as a fair value hedge, we recognize the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk in earnings. If the derivative is designated as a cash flow hedge, we record the effective portion of changes in the fair value of the derivative in Accumulated Other Comprehensive Income
(Loss) and recognize it in the income statement when the hedged item affects earnings. We recognize ineffective portions of changes in the fair value of cash flow hedges in earnings. As permitted under Statement No. 133, SJI has elected to designate certain energy-related derivative instruments as cash flow hedges.

No commodity related activities of SJG are considered subject to the fair value recognition requirements of Statement No. 133, as amended.

SJRG manages its portfolio purchases and sales, as well as natural gas in storage, using a variety of instruments that include forward contracts, swap agreements, option contracts and futures contracts. Because SJRG's transactions will not necessarily settle physically, SJRG accounted for these contracts at fair value under Emerging Issues Task Force (EITF) Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" (prior to 2003) or Statement No. 133. Under this method of accounting, SJRG measures the difference between the contract price and the fair value of the contracts and records these as Derivatives -- Energy Related Assets or Derivatives -- Energy Related Liabilities on our consolidated balance sheets. For the years ended December 31, 2003, 2002 and 2001, we recorded the net unrealized pre-tax gain (loss) of $2.3 million, $(0.5) million and $3.4 million, respectively. These unrealized gains and losses on energy trading and related contracts, determined under the mark-to-market method, are included in Operating Revenues -- Nonutility, except to the extent that they are designated cash flow hedges and are recorded through Accumulated Other Comprehensive Income (Loss). The Cumulative Effect of a Change in Accounting Principle -- Net of $148,000 relates to the initial adoption of Statement No. 133 on January 1, 2001.

Beginning in 2002, SJI began presenting revenues and expenses related to SJRG's physical power contracts and energy-related derivative contracts on a net basis in our consolidated statements of income consistent with EITF Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." Because of the difficulty in obtaining certain information, we determined this presentation by netting the energy contract-related revenue and expense transactions of SJRG. As a result, we based certain nonutility costs of sales on the transfer prices between SJRG and SJE. These transfer prices are generally at market. There is no effect on operating income or net income from the above changes in presentation.

On October 25, 2002, the EITF rescinded its consensus in Issue No. 98-10 effective for transactions entered into after that date, with a cumulative effect adjustment for previously existing transactions to be recognized in the quarter beginning January 1, 2003. As a result of the rescission, SJI only marks-to-market those energy-related contracts that meet the definition of a derivative in Statement No. 133. Energy-related contracts that do not meet the definition of a derivative are accounted for using the accrual basis of accounting. The effect of this change in accounting resulted in a net charge of $426,338 shown as a Cumulative Effect of a Change in Accounting Principle -- Net in 2003. Furthermore, management has designated any contract entered into after December 31, 2002 to hedge physical gas in storage as a cash flow hedge and accounts for them accordingly. We include these balances on the consolidated balance sheet under the caption Derivatives -- Other. At inception, and as of December 31, 2003, we calculated these hedges to be highly effective; therefore, we record the offset, net of taxes, in Accumulated Other Comprehensive Income
(Loss).

In November 2001, we entered into two interest rate swap contracts. The first swap effectively provides us with a fixed interest rate of 4.08% on Marina's tax-exempt Series A variable rate bonds for a 10-year period. The second swap effectively fixed the interest rate of Marina's taxable Series B variable rate bonds at 4.55% for a 6-year period. The notional amount of this second swap decreases by $3.0 million per year beginning in December 2005.

In January 2002, Marina issued an additional $10.0 million of taxable Series B variable rate bonds. In April 2002, we entered into an interest rate swap contract that effectively fixed the interest rate on these bonds at 4.62% for a 4-year period. The notional amount of this swap decreased to $8.0 million in December 2003, then decreases to $3.9 million in December 2004, and terminates in December 2005.

In May 2003, SJG entered into an interest rate swap contract that effectively fixed the interest rate at 2.24% through May 20, 2004 on $20.0 million of SJG's debt outstanding under its bank credit agreements.

We entered into interest rate swap agreements to hedge the exposure to increasing rates with respect to our variable rate debt. The differential to be paid or received as a result of these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. These interest rate swaps are accounted for as cash flow hedges. At inception, and as of December 31, 2003 and 2002, the market value of these swaps was $(1.8) million and $(2.6) million, respectively, which represents the amount we would have to pay the counterparty to terminate these contracts as of those dates. These balances are included on the consolidated balance sheets under the caption Derivatives -- Other. As of December 31, 2003 and 2002, we calculated the swaps to be highly effective; therefore, we record the offset to the hedge, net of taxes, in Accumulated Other Comprehensive Income (Loss).

We determined the fair value of derivative investments by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties.

Stock Compensation -- Prior to 2003, SJI valued stock options to employees using the intrinsic value method. Effective in 2003, SJI adopted the policy of accounting for this compensation using the fair value based method on a prospective basis. At this time, SJI has no stock options outstanding.

New Accounting Pronouncements -- In January 2003, SJI adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations," which establishes accounting and reporting standards for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SJG has certain easements and right-of-way agreements that qualify as legal obligations under Statement No. 143. However, it is our intent to maintain these agreements in perpetuity; therefore, no change in SJG's current accounting practices is required related to these agreements.

SJG recovers certain asset retirement costs through rates charged to customers as an approved component of depreciation expense. As of December 31, 2002, SJG had accrued amounts in excess of actual removal costs incurred totaling $41.4 million, which we reclassified from Utility Plant Accumulated Depreciation to Asset Retirement Obligation on the consolidated balance sheets. As of December 31, 2003, SJG had accrued amounts in excess of actual removal costs incurred totaling $45.2 million, which in accordance with Statement No. 143, we reclassified to Regulatory Liabilities on the consolidated balance sheets. The adoption of this statement did not materially affect SJI's financial condition or results of operations.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure," which was effective for SJI's 2002 annual financial statements. Effective April 1, 2003, SJI adopted the policy of accounting for this compensation using the fair value based method on a prospective basis. This method calls for expensing the estimated fair value of a stock option. The provisions of this statement currently have no impact on SJI's financial statements.

In January 2003, the FASB issued Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Management has evaluated the impact of adopting FIN 46 and has determined that SJG Capital Trust, which was established for the sole purpose of issuing $35.0 million of mandatorily redeemable preferred securities, could no longer be consolidated into SJI's financial statements effective July 1, 2003. These securities were redeemed in November 2003. Prior periods were restated to report the original equity investment amount in SJG Capital Trust as a separate $1.1 million investment in an affiliate and the $36.1 million subordinated debenture to SJG Capital Trust as debt on its consolidated balance sheet rather than the $35.0 million of mandatorily redeemable preferred securities as previously reported. The adoption of FIN 46, inclusive of revisions released by FASB in December 2003, did not impact SJI's net income or retained earnings for the periods reported.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which is effective for certain contracts entered into or modified and for hedging relationships designated after June 30, 2003. The amendments set forth in Statement No. 149 require that certain contracts with comparable characteristics be accounted for similarly. We have determined there is no impact on our financial statements from the provisions of this statement.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Statement No. 150 requires that certain types of financial instruments be reported as liabilities by their issuers. We adopted Statement No. 150 effective June 1, 2003. The adoption of this statement had no impact on our financial position or results of operation.

In August 2003, the EITF reached a consensus on Issue No. 03-11, which provides guidance on whether to report realized gains or losses on physically settled derivative contracts not held for trading purposes on a gross basis, and realized gains or losses on derivative contracts that net settle on a net basis. The new guidance is applicable for financial statement periods after September 30, 2003. Management believes the portion of SJRG's operations that are not currently being presented on a gross basis meet the definition of "trading" in accordance with EITF No. 02-03, and are, therefore, reported net. There was no impact to our financial statements as a result of adopting EITF No. 03-11 effective October 1, 2003.

Income Taxes -- Deferred income taxes are provided for all significant temporary differences between book and taxable basis of assets and liabilities (See Notes 5 & 6).

Other Regulatory Assets & Regulatory Liabilities -- Other Regulatory Assets at December 31, 2003 and 2002 consisted of the following items:


                                                Years Remaining
                                                    as of             Thousands of Dollars
                                                Dec. 31, 2003        2003          2002
Environmental Remediation Costs:
        (Notes 9 & 13)
                Expended-- Net                          7       $    4,147   $    6,470
                Liability for Future Expenditures      --           50,983       48,211
Income Taxes-- Flowthrough

        Depreciation (Note 6)                           8            7,619        8,597
Postretirement Benefit Costs (Note 10)                  9            3,402        3,780
Gross Receipts and Franchise Taxes (Note 6)             3            1,367        1,811
Societal Benefit Charges (Note 9)                    Various         7,529        5,956
Other                                                  --              733          493
                                                               ------------------------
        Total Other Regulatory Assets                          $    75,780   $   75,318
                                                               ========================

Each item separately identified above is being recovered through utility rate charges without a return on investment over the period indicated (See Note 9). All assets reflected within the above caption "Other" are currently being recovered or are subject to filings with the BPU requesting recovery. Management believes that all such deferred costs are probable of recovery from ratepayers through future utility rates.

Regulatory Liabilities at December 31, 2003 and 2002 consisted of the following items:
                                                       Thousands of Dollars
                                                        2003            2002

Excess Plant Removal Costs                        $    45,241     $       --
Overcollected State Taxes                               4,353           2,847
Other                                                     376             286
                                                  ----------------------------
        Total Regulatory Liabilities              $    49,970     $     3,133
                                                  ============================

Excess Plant Removal Costs represent amounts accrued in excess of actual utility plant removal costs incurred to date (See New Accounting Pronouncements). All other amounts are subject to being returned to ratepayers in future rate proceedings.

Statements of Consolidated Cash Flows -- For purposes of reporting cash flows, highly liquid investments with original maturities of three months or less are considered cash equivalents.


2. PREFERRED STOCK:

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

SJG operated two retail stores which sold natural gas appliances. The stores were intended to provide gas customers with access to and choice among natural gas appliances. In 2001, SJG formally discontinued this merchandising segment of its operations as such appliances are readily available from other retailers. Summarized operating results of the discontinued operations were:
                                                   Thousands of Dollars
                                             2003        2002        2001

Operating Revenues-- Merchandising        $   --       $   26      $  1,016
                                          --------     -------     ---------
(Loss) Income before Income Taxes:
        Sand Mining                       $  (705)     $ (467)     $    719
        Construction                          (32)        (17)           78
        Fuel Oil                             (495)       (122)         (113)
        Wholesale Electric                    --          --         (1,150)
        Merchandising                        --           (50)         (351)
Income Tax Credits                            458         232           362
                                          --------     -------     ---------
Loss from Discontinued Operations-- Net   $  (774)     $ (424)     $   (455)
                                          ========     =======     =========
Earnings Per Common Share from
        Discontinued Operations-- Net     $ (0.06)     $(0.03)     $  (0.03)
                                          ========     =======     =========

Losses from sand mining are mainly comprised of environmental remediation and product liability litigation associated with Morie's prior activities. Positive results from sand mining operations in 2001 reflect a settlement with our insurance carrier for previously incurred costs. Losses from fuel oil in 2003 are mainly attributable to a property sale. Wholesale Electric losses in 2001 were due to the settlement of a creditor claim in bankruptcy.

Affiliations -- In January 1999, SJI and Conectiv Solutions, LLC formed Millennium Account Services, LLC to provide meter reading services in southern New Jersey.

In June 1999, SJE and Energy East Solutions, Inc. (EES) formed South Jersey Energy Solutions, LLC (SJES) to market retail electricity and energy management services. SJES began supplying retail electricity during 2000, and ceased active operations in May 2002. In January 2003, SJES became a wholly owned subsidiary of SJE when EES redeemed its 50% interest upon payment of $54,686, their capital deficit balance, to SJES.

In April 2000, SJE and GZA GeoEnvironmental, Inc. formed AirLogics, LLC to market a jointly developed air monitoring system designed to assist companies involved in environmental cleanup activities.

4. COMMON STOCK:

SJI has 20,000,000 shares of authorized Common Stock. The following shares were issued and outstanding:

                                                2003        2002        2001

Beginning of Year                            12,206,474  11,860,990  11,499,701
New Issues During Year:
        Dividend Reinvestment Plan              986,731     338,518     354,809
        Employees' Stock Ownership Plan           1,511       4,162       3,707
        Stock Option, Stock Appreciation
         Rights and Restricted Stock
         Award Plan                              32,005         590         604
        Directors' Restricted Stock               2,280       2,214       2,169
                                             ----------------------------------
End of Year                                  13,229,001  12,206,474  11,860,990
                                             ==================================

We credited the par value ($1.25 per share) of stock issued in 2003, 2002 and 2001 to Common Stock. We credited the net excess over par value of approximately $35.9 million, $10.5 million and $10.6 million, respectively, to Premium on Common Stock.

Earnings Per Common Share -- We present basic EPS based on the weighted-average number of common shares outstanding. EPS are presented in accordance with FASB Statement No. 128, "Earnings Per Share," which establishes standards for computing and presenting basic and diluted EPS. The incremental shares required for inclusion in the denominator for the diluted EPS calculation were 99,649, 77,866 and 34,254 shares for the years ended December 31, 2003, 2002 and 2001, respectively. These shares relate to stock options and restricted stock and were calculated using the treasury stock method.

Stock Option, Stock Appreciation Rights and Restricted Stock Award Plan -- Under this plan, no more than 306,000 shares in the aggregate may be issued to SJI's officers and other key employees. No options or stock appreciation rights may be granted under the Plan after November 22, 2006. At December 31, 2003, 2002 and 2001, SJI had -0-, -0- and 2,000 options outstanding, respectively, all exercisable at $24.69 per share. No options were granted in 2003, 2002 or 2001. No stock appreciation rights were issued under the Plan. In 2003, 2002 and 2001, we granted 30,810, 26,034 and 44,384 restricted shares, respectively. These restricted shares vest over a 3-year period and are subject to SJI achieving certain performance targets. The annual expense associated with these awards was $970,400, $579,900 and $61,300 in 2003, 2002 and 2001, respectively.

Dividend Reinvestment Plan (DRP) and Employees' Stock Ownership Plan (ESOP) -- Newly issued shares of common stock offered through the DRP are issued directly by SJI. All shares offered through the ESOP were also issued directly by SJI. As of December 31, 2003, SJI reserved 1,678,976 shares of authorized, but unissued, common stock for future issuance to the DRP. As of October 1, 2003, the ESOP was terminated.

Directors' Restricted Stock Plan -- Under this Plan, SJI grants annual awards to outside directors which vest over three years. SJI holds shares issued as restricted stock until the attached restrictions lapse. We record the stock's market value on the grant date as compensation expense over the applicable vesting period. The annual expense associated with this plan was $80,255, $67,242 and $66,843 in 2003, 2002 and 2001, respectively.

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


5. INCOME TAXES:

Total income taxes applicable to operations differ from the tax that would have resulted by applying the statutory Federal Income Tax rate to pre-tax income for the following reasons:

                                                         Thousands of Dollars
                                                     2003       2002       2001

Tax at Statutory Rate                           $  20,352  $  17,436  $  16,157
Increase (Decrease) Resulting from:
        State Income Taxes                          3,659      3,143      2,857
        ESOP                                         (723)      (489)     --
        Amortization of Investment Tax Credit        (347)      (347)      (347)
        Tax Depreciation Under Book
                Depreciation on Utility Plant         664        664        664
        Other-- Net                                    (9)        (3)       (36)
Income Taxes:
        Continuing Operations                      23,596     20,404     19,295
        Discontinued Operations                      (458)      (232)      (362)
        Cumulative Effect of a Change
                in Accounting Principle              (294)       --         103
                                                --------------------------------
Net Income Taxes                                $  22,844  $  20,172  $  19,036
                                                ================================

The provision for Income Taxes is comprised of the following:
                                                      Thousands of Dollars
                                                   2003       2002         2001
Current:
        Federal                               $  12,402  $   3,044   $    8,306
        State                                     6,919      3,017        3,678
           Total Current                         19,321      6,061       11,984
Deferred:
        Federal:
           Excess of Tax Depreciation Over
                   Book Depreciation-- Net       12,339     10,960        4,668
           Deferred Fuel Costs-- Net            (10,446)    (3,728)         794
           Environmental Costs-- Net               (162)    (1,490)      (1,850)
           Alternative Minimum Tax                2,181       (495)       2,851
           Prepaid Pension                        1,647      5,743         --
           Deferred Regulatory Costs                750      1,543          175
           Other-- Net                             (397)       339          302
        State                                    (1,290)     1,818          718
           Total Deferred                         4,622     14,690        7,658
Investment Tax Credit                              (347)      (347)        (347)
        Income Taxes:
           Continuing Operations                  23,596    20,404       19,295
           Discontinued Operations                  (458)     (232)        (362)
           Cumulative Effect of a Change
                   in Accounting Principle          (294)      --           103
                                               ---------------------------------
Net Income Taxes                               $  22,844  $ 20,172  $    19,036
                                               =================================

The net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes resulted in the following deferred tax liabilities at December 31:

                                                           Thousands of Dollars
                                                               2003        2002
Current:
        Deferred Fuel Costs-- Net                         $   7,235   $  20,368
        Derivatives / Unrealized Gain                         4,868       3,595
        Other                                                  (566)        855
                                                          ----------------------
                Current Deferred Tax Liability-- Net      $   11,537  $  24,818
                                                          ======================
Non-Current:
        Book versus Tax Basis of Property                    116,504    101,999
        Prepaid Pension                                        7,616      7,117
        Environmental                                            694        878
        Deferred Regulatory Costs                              4,687      3,873
        Minimum Pension Liability                               --       (6,395)
        Deferred State Tax                                    (2,358)    (2,678)
        Investment Tax Credit Basis Gross Up                  (1,891)    (2,070)
        Alternative Minimum Tax                                 --       (2,089)
        Other                                                 (3,330)    (2,745)
                                                          ----------------------
                Non-Current Deferred Tax Liability-- Net  $   121,922 $  97,890
                                                          ======================

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

7. FINANCIAL INSTRUMENTS:

Restricted Investments -- In accordance with the terms of Marina's bond agreements, we were required to invest unused proceeds in high-quality, highly liquid investments pending approved construction expenditures. As of December 31, 2003 and 2002, these residual proceeds totaled $-0- and $2.1 million, respectively.

SJRG maintains a margin account with a national investment firm to support its energy-trading activities. As of December 31, 2003, the balance of this account was $4.0 million due to changes in the market value of outstanding contracts.

Long-Term Debt -- We estimate the fair values of SJI's long-term debt, including current maturities, as of December 31, 2003 and 2002, to be $338.6 million and $336.0 million, respectively. Carrying amounts are $314.1 million and $284.8 million, respectively. We base the estimates on interest rates available to SJI at the end of each year for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

Other Financial Instruments -- The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 2003 and 2002.


8. SEGMENTS OF BUSINESS:

Information about SJI's operations in different industry segments is presented below:

                                                      Thousands of Dollars
                                                  2003        2002       2001
Operating Revenues:
        Gas Utility Operations               $  528,066  $  417,262  $  475,462
        Wholesale Gas Operations                 10,560       4,998       6,144
        Retail Gas and Other Operations         190,380     114,706      96,752
        On-Site Energy Production                12,736         852        --
                Subtotal                        714,742     537,818     578,358
        Intersegment Sales                      (44,922)    (32,692)    (32,372)
                                             -----------------------------------
                Total Operating Revenues     $  696,820  $  505,126  $  545,986
                                             ===================================

Operating Income:
        Gas Utility Operations               $   65,420  $   60,874  $   60,463
        Wholesale Gas Operations                  4,998       4,280       4,628
        Retail Gas and Other Operations           5,600       4,159       3,824
        On-Site Energy Production                 3,122         416         --
        General Corporate                        (1,297)       (654)       (371)
                                             -----------------------------------
                Total Operating Income       $   77,843  $   69,075  $   68,544
                                             ===================================

Depreciation and Amortization:
        Gas Utility Operations               $   26,627  $   24,730  $   23,332
        Wholesale Gas Operations                     13          12           8
        Retail Gas and Other Operations             106          84          78
        On-Site Energy Production                   866          10         --
        Discontinued Operations                      28          28          28
                                             -----------------------------------
                Total Depreciation and
                  Amortization               $   27,640  $   24,864  $   23,446
                                             ===================================

Property Additions:
        Gas Utility Operations               $   53,238  $   49,646  $   47,799
        Wholesale Gas Operations                      6         --           61
        Retail Gas and Other Operations             245         138         163
        On-Site Energy Production                 8,137      33,925      17,915
                                             -----------------------------------
                Total Property Additions     $   61,626  $   83,709  $   65,938
                                             ===================================

Identifiable Assets:
        Gas Utility Operations              $   944,562   $   914,791
        Wholesale Gas Operations                 70,156        62,568
        Retail Gas and Other Operations          60,206        44,732
        On-Site Energy Production                72,896        60,916
        Discontinued Operations                   2,358         2,335
                                            -------------------------
                Subtotal                      1,150,178     1,085,342
        Corporate Assets                         36,755        40,783
        Intersegment Assets                     (60,730)      (72,291)
                                            -------------------------
                Total Identifiable Assets   $ 1,126,203   $ 1,053,834
                                            =========================

Gas Utility Operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Wholesale Gas Operations include SJRG's activities. Retail Gas and Other Operations include natural gas and electricity acquisition and transportation service companies. On-Site Energy Production consists of Marina's energy-related projects.

SJI's interest expense relates primarily to SJG's and Marina's borrowing and financing activities. Interest income is essentially derived from borrowings between the subsidiaries and is eliminated during consolidation.

9. REGULATORY ACTIONS:

In January 1997, the BPU granted SJG rate relief, which was predicated in part, upon a 9.62% rate of return on rate base, which included an 11.25% return on common equity. This rate relief provides for the recovery of cost of service, including deferred costs, through base rates. Additionally, our threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation increased. Currently, SJG keeps 100% of pre-tax margins up to the threshold level of $7.8 million. The next $750,000 is credited to customers through the Basic Gas Supply Service (BGSS) clause. Thereafter, SJG keeps 20% of the pre-tax margins as we have historically.

Effective January 10, 2000, the BPU approved full unbundling of SJG's system. This allows all natural gas consumers to select their natural gas commodity supplier. As of December 31, 2003, 102,563 of SJG's residential customers were purchasing their gas commodity from someone other than SJG. Customers choosing to purchase natural gas from providers other than the utility are charged for the cost of gas by the marketer, not the utility. The resulting decrease in SJG's revenues is offset by a corresponding decrease in gas costs. While customer choice can reduce utility revenues, it does not negatively affect SJG's net income or financial condition. The BPU continues to allow for full recovery of prudently incurred natural gas costs through the BGSS. Unbundling did not change the fact that SJG still recovers cost of service, including deferred costs, through base rates.

In November 2001, SJG filed for a $2.7 million rate increase to recover the cash related to a prior net deficiency in the Temperature Adjustment Clause
(TAC). Additionally, in September 2002, SJG filed for an $8.6 million rate increase to recover the cash related to a TAC deficiency resulting from warmer-than-normal weather for the 2001-2002 winter. As a result of the colder-than-normal 2002-2003 winter, the cumulative TAC deficiency decreased to $5.7 million. In August 2003, the BPU approved the recovery of the $5.7 million TAC deficiency, effective September 1, 2003.

In December 2001, the BPU approved recovery of SJG's October 31, 2001 underrecovered gas cost balance of $48.9 million plus accrued interest since April 1, 2001 at a rate of 5.75%. As of December 31, 2003, the remaining deferred underrecovered balance totaled $16.1 million.

During 2002, the BPU convened a gas policy group to address BGSS, which is the gas supply service being provided by the natural gas utility. In December 2002, the BPU approved the proposed BGSS price structure. The BGSS-approved price structure replaced the Levelized Gas Adjustment Clause (LGAC) pricing structure. The LGAC was structured to reset gas charges to consumers once per year. The BGSS resets gas prices monthly for larger customers, and for smaller customers permits multiple resets each year, if certain conditions are met. With the implementation of BGSS in March 2003, customers can make more informed decisions about choosing an alternate supplier by having a utility pricing structure that more currently reflects market conditions. Further, BGSS provides SJG with more pricing flexibility, through self-implementing rate changes under certain conditions and limitations, conceptually resulting in the reduction of over/under-recoveries. LGAC-related mechanisms, such as deferred accounting treatment, the sharing of pre-tax margins generated by interruptible and off-system sales and transportation, and the allowance for full recovery of prudently incurred natural gas costs, remain in place under BGSS.

In August 2002, SJG filed for a Societal Benefits Clause (SBC) rate increase. The SBC recovers costs related to BPU-mandated programs and environmental remediation costs that are recovered through SJG's Remediation Adjustment Clause; energy efficiency and renewable energy program costs that are recovered through SJG's New Jersey Clean Energy Programs; consumer education program costs; and the interim low income program costs. In August 2003, the BPU approved a $6.7 million increase to SJG's SBC, effective September 1, 2003. This approval increases the current annual recovery level of $6.7 million to $13.4 million.

Also in August 2002, SJG filed a petition with the BPU to transfer its appliance service business from the regulated utility into a newly created unregulated company. As filed, the newly created company would have the flexibility to be more responsive to competition and customer needs by expanding and modifying its service offerings in an unregulated environment.

In September 2002, SJG filed with the BPU to maintain its current BGSS rate through October 2003. However, due to price increases in the wholesale market, in February 2003, SJG filed an amendment to the September 2002 filing. In April 2003, the BPU approved a $16.6 million increase to SJG's annual gas costs recoveries.

In March 2003, the BPU approved a statewide Universal Service Fund (USF) program on a permanent basis. In June 2003, the BPU established a statewide program through which funds for the USF and Lifeline Credit and Tenants Assistance (Lifeline) Programs would be collected from customers of all electric and gas utilities in the state. The BPU ordered that utility rates be set to recover a total statewide USF budget of $33.0 million, and a total Lifeline budget of $72.0 million. Recovery rates for both programs were implemented on August 1, 2003.

In July 2003, SJG made its annual BGSS filing, as amended, with the BPU.
Due to further price increases in the wholesale market, SJG filed for a $24.0 million increase to its annual gas cost revenues. In August 2003, the BPU approved SJG's price increase on a provisional basis, subject to refund with interest, effective September 1, 2003.

In August 2003, SJG filed a base rate case with the BPU to increase its base rate to obtain a certain level of return on its investment of capital. SJG expects the rate case to be concluded during 2004. SJG has not sought a base rate increase from the BPU since the implementation of its base rate case approval in January 1997.

Filings and petitions described above are still pending unless otherwise indicated.


10. PENSIONS & OTHER POSTRETIREMENT BENEFITS:

SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to the majority of full-time, regular employees upon retirement. Newly hired employees in certain classifications and companies do not qualify for participation in the defined benefit pension plan. The other postretirement benefit plans provide health care and life insurance benefits to some retirees.

In 2002, we changed the actuarial valuation measurement date for our pension plans from September 30 to December 31 to conform to the measurement date used for our postretirement health care plans and to better reflect the actual pension balances as of SJI's balance sheet dates. This change had no significant effect on 2002 or prior years' pension expense.

The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other
Than Pensions." We deferred amounts accrued prior to that authorization and are amortizing them as allowed by the BPU. The unamortized balance of $3.4 million at December 31, 2003 is recoverable in rates. We are amortizing this amount over 15 years which started January 1998.

On December 8, 2003, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") of 2003. In accordance with FASB Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," issued in December 2003, management has elected to defer any financial impact resulting from the Act pending the availability of more information. As such, measures of the accumulated projected benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Furthermore, specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require changes to previously reported information.

Net periodic benefit cost related to the pension and other postretirement benefit insurance plans consisted of the following components:



                                                                Thousands of Dollars
                                                Pension Benefits                     Other Benefits
                                     2003         2002         2001         2003         2002         2001

Service Cost                    $    2,574   $    2,237   $    2,120   $    1,551   $    1,131   $    1,063
Interest Cost                        5,353        5,029        4,923        2,545        2,355        1,898
Expected Return on
        Plan Assets                 (5,514)      (4,567)      (5,314)      (1,078)      (1,046)        (895)
Amortization of
        Transition Obligation           72           72           72          772          772          772
        Amortization of Loss
                (Gain) and Other     1,784          838          372          396           73           (3)
                                ----------------------------------------------------------------------------
Net Periodic
        Benefit Cost            $    4,269   $    3,609   $    2,173   $    4,186   $    3,285   $    2,835
                                ============================================================================


A reconciliation of the Plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidated balance sheets follows:

                                                    Thousands of Dollars
                                          Pension Benefits      Other Benefits
                                            2003      2002      2003      2002
Change in Benefit Obligations:
Benefit Obligation at Beginning
        of Year                         $ 81,106  $ 72,540   $ 30,973  $ 28,629
        Service Cost                       2,574     2,237      1,551     1,131
        Interest Cost                      5,353     5,029      2,545     2,355
        Actuarial Loss (Gain) and Other    6,054     5,738     11,239      (103)
        Benefits Paid                     (4,051)   (4,438)    (1,382)   (1,039)
                                        ----------------------------------------
Benefit Obligation at End of Year       $ 91,036  $ 81,106   $ 44,926  $ 30,973
                                        ========================================
Change in Plan Assets:
Fair Value of Plan Assets at
        Beginning of Year               $ 63,112  $ 50,358   $ 13,835  $ 13,465
        Actual Return on Plan Assets      14,084    (3,508)     3,336    (1,529)
        Employer Contributions            10,000    20,700      3,306     2,939
        Benefits Paid                     (4,051)   (4,438)    (1,382)   (1,040)
                                        ----------------------------------------
Fair Value of Plan Assets at
        End of Year                     $ 83,145  $ 63,112   $ 19,095  $ 13,835
                                        ========================================

Funded Status:                          $ (7,890) $(17,994)  $(25,831) $(17,138)
        Unrecognized Prior Service Cost    2,823     3,165       (809)     --
        Unrecognized Net Obligation
                Assets from Transition      --          72      6,946     7,718
        Unrecognized Net Loss
                and Other                 24,757    28,955     11,731     2,337
                                        ----------------------------------------
Prepaid (Accrued) Net Benefit Cost at
        End of Year                     $ 19,690  $ 14,198   $ (7,963) $ (7,083)
                                        ========================================

Amounts Recognized in the Statement
of Financial Position Consist of:
        Prepaid Benefit Cost            $ 19,690  $   --     $   --    $    --
        Accrued Benefit Liability            --     (4,693)    (7,963)   (7,083)
        Intangible Asset                     --      3,237       --         --
        Accumulated Other
                Comprehensive Income         --     15,654       --         --
                                        ----------------------------------------
Net Amount Recognized
        at End of Year                  $ 19,690  $ 14,198   $ (7,963) $ (7,083)
                                        ========================================


The accumulated benefit obligation of SJI's pension plans at December 31, 2003 and 2002, was $76.6 million and $67.8 million, respectively.

At December 31, 2002, SJI recorded an additional minimum pension liability of $18.9 million which is reflected in the consolidated balance sheet under the caption Pension and Other Postretirement Benefits. This liability adjustment resulted from decreases in the fair value of plan assets, which were due to the declining stock market, and increases in the benefit obligation due to decreases in the discount rates over the prior two years.

SJI also has unqualified pension plans provided to certain officers and outside directors which are unfunded. The aggregate accrued net benefit obligation of such plans as of December 31, 2003 and 2002 was $4.3 million and $3.9 million, respectively.

Additional disclosure relating to the minimum pension liability adjustments at December 31 were:
                                                 Thousands of Dollars
                                     Pension Benefits            Other Benefits
                                     2003        2002          2003        2002
The (Decrease) Increase in Minimum
   Liability Included in Other
   Comprehensive Income            $(9,259)     $7,271          N/A        N/A

The weighted-average assumptions used to determine benefit obligations at December 31 were:
                                     Pension Benefits             Other Benefits
                                     2003        2002           2003       2002

Discount Rate                        6.25%      6.75%           6.25%      6.75%
Rate of Compensation Increase        3.60%      3.60%            --         --

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 were:
                                     Pension Benefits             Other Benefits
                                     2003        2002           2003       2002

Discount Rate                        6.75%      7.25%           6.75%      7.25%
Expected Long-Term Return
       on Plan Assets                9.00%      9.00%           7.50%      7.50%
Rate of Compensation Increase        3.60%      4.10%             --        --



The expected long-term return on plan assets was based on return projections prepared by our investment manager using SJI's current investment mix as described under Plan Assets below.

The assumed health care cost trend rates at December 31 were:
                                                                2003    2002

Post-65 Medical Care Cost Trend Rate Assumed for Next Year      7.0%    7.5%
Pre-65 Medical Care Cost Trend Rate Assumed for Next Year      11.5%   12.0%
Dental Care Cost Trend Rate Assumed for Next Year               7.0%    7.5%
Rate to which Cost Trend Rates are Assumed to Decline
        (the Ultimate Trend Rate)                               5.0%    5.0%
Year that the Rate Reaches the Ultimate Trend Rate              2016    2016

Assumed health care cost trend rates have a significant effect on the amounts reported for SJI's postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates in 2003 would have the following effects:

                                                     Thousands of Dollars
                                                   1-Percentage-   1-Percentage-
                                                  Point Increase  Point Decrease
                                                  ------------------------------
Effect on the Total of Service and Interest Cost  $     637       $     (523)
Effect on Postretirement Benefit Obligation           6,319           (5,226)

Plan Assets -- SJI's weighted-average asset allocations at December 31, 2003, and 2002, by asset category are as follows:
                                      Pension Benefits         Other Benefits
                                   2003            2002     2003           2002
Asset Category
U.S. Equity Securities              47%             24%      47%            11%
International Equity Securities     13              12       13             11
Fixed Income                        40              64       40             78
                                  ----------------------------------------------
        Total                      100%            100%     100%           100%
                                  ==============================================

Based on the investment objectives and risk tolerances stated in SJI's current pension and other postretirement benefit plans' investment policy and guidelines (the "Policy"), the long-term asset mix target considered appropriate for SJI is 60% equity and 40% fixed-income investments. Historical performance results and future expectations suggest that equities will provide higher total investment returns than fixed-income securities over a long-term investment horizon.

The Policy recognizes that risk and volatility are present to some degree with all types of investments. However, high levels of risk are to be avoided at the total fund level. This is to be accomplished through diversification by asset class, style of manager, and sector and industry limits. Specifically prohibited investments include, but are not limited to, securities of companies with less than $250 million capitalization (except in the small-cap portion of the fund where capitalization levels as low as $50 million are permissible), venture capital, margin trading and commodities.

Contributions -- SJI expects to make no contributions to its pension plan and contribute approximately $3 million to its other postretirement benefit plan in 2004.

11. RETAINED EARNINGS:

Restrictions exist under various loan agreements regarding the amount of cash dividends or other distributions that SJG may pay on its common stock. As of December 31, 2003, SJG's restrictions do not affect the amount that may be distributed from SJI's retained earnings.

12. UNUSED LINES OF CREDIT AND COMPENSATING BALANCES:

Bank credit available to SJI totaled $226.0 million at December 31, 2003, of which $124.7 million was used. Those bank facilities consist of a $100.0 million, 3-year revolving credit and $76.0 million of uncommitted bank lines available to SJG as well as a $40.0 million, 364-day revolving credit and $10.0 million of uncommitted bank lines available to SJI. Borrowings under these lines of credit are at market rates. The weighted borrowing cost, which changes daily, was 1.87% and 2.28% at December 31, 2003 and 2002, respectively. We maintain demand deposits with lending banks on an informal basis and they do not constitute compensating balances.

13. COMMITMENTS AND CONTINGENCIES:

Construction and Environmental -- SJI's estimated net cost of construction and environmental remediation programs for 2004 totals $68.1 million. Commitments were made regarding some of these programs.

Gas Supply Contracts -- SJG, in the normal course of business, has entered into long-term contracts for natural gas supplies, firm transportation and gas storage service. The earliest that any of these contracts expires is 2004. The transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.2 million per month, recovered on a current basis through the BGSS.

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

Parental Guarantees -- In 2002, the FASB released Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires companies to disclose the nature of its guarantees or indemnification agreements for interim and year-end financial statements ending after December 15, 2002. As of December 31, 2003, SJI had issued $147.6 million of parental guarantees on behalf of its subsidiaries. Of this total, $107.0 million expire within one year, $10.0 million expire in 2005 and $30.6 million have no expiration date. The vast majority of these guarantees were issued as a guarantee of payment to third parties with whom our subsidiaries have commodity supply contracts. As of December 31, 2003, these guarantees support $36.7 million of the Accounts Payable recorded on our consolidated balance sheet. As part of our risk management policy, we also require parental guarantees from trading counterparties as applicable. These arrangements are typical in our industry. SJI has also issued two parental guarantees totaling $6.6 million related to Marina's construction activity.

Standby Letters of Credit -- SJI provided a $17.0 million standby letter of credit to Marina District Development Corporation in support of Marina's contractual obligations to construct the thermal energy plant and to supply heat, hot water and cooling to Borgata Hotel Casino & Spa. The plant began commercial operations in July 2003. Accordingly, as called for in the contract, this letter of credit was reduced to $2.5 million as of December 31, 2003 and will remain in place until July 2004.

As of December 31, 2003, SJI also provided $46.0 million of standby letters of credit from four commercial banks supporting the variable rate demand bonds issued through the New Jersey Economic Development Authority used to finance Marina's thermal plant project. The letter of credit agreement contains certain financial covenants measured on a quarterly basis. SJI was in compliance with these covenants as of December 31, 2003.

Also, as of December 31, 2003, SJI has issued five letters of credit totaling $11.9 million to two different utilities. These letters were posted to enable SJE to market retail electricity within the respective utilities' service territories.

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

SJI successfully entered into settlements with all of its historic comprehensive general liability carriers regarding the environmental remediation expenditures at the SJG sites. Also, SJG purchased a Cleanup Cost Cap Insurance Policy limiting the amount of remediation expenditures that SJG will be required to make at 11 of its sites. This Policy will be in force until 2024 at 10 sites and until 2029 at one site. The minimum future cost estimate discussed below is not reduced by projected insurance recoveries from the Cleanup Cost Cap Insurance Policy.

Since the early 1980s, SJI accrued environmental remediation costs of $144.2 million, of which $89.3 million has been spent as of December 31, 2003. With the assistance of a consulting firm, we estimate that future costs to clean up SJG's sites will range from $51.0 million to $162.3 million. We recorded the lower end of this range as a liability. It is reflected on the 2003 consolidated balance sheets under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site-specific requirements. The major portion of accrued environmental costs relate to the cleanup of SJG's former gas manufacturing sites.

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

As of December 31, 2003, we reflected SJG's unamortized remediation costs of $4.1 million on the consolidated balance sheets under the caption Other Regulatory Assets. Since implementing the RAC in 1992, SJG has recovered $39.8 million through rates (See Note 9).

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

SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for SJI's site range between $13,800 and $77,200, while SJF's estimated liability ranges from $1.1 million to $4.9 million for its three sites. We recorded the lower ends of these ranges on the 2003 consolidated balance sheet under Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 2003.

14. SUBSEQUENT EVENT:

On January 5, 2004, Marina entered into multiple agreements with Mannington Mills, Inc. related to Mannington's cogeneration facility located in Salem County, NJ. On that date, Marina entered into a sale agreement to purchase the cogeneration facility for $2.7 million. Also, on that date, Marina entered into a license agreement with Mannington to permit the use of the facility and its output for eight years. Finally, on that date Marina entered into an operating and maintenance agreement to operate and manage the facility for eight years.

Quarterly Financial Data (Unaudited)
(Summarized quarterly results of SJI's operations, in thousands except for per share amounts:)

                                        2003 Quarter Ended                                       2002 Quarter Ended
                            March 31      June 30      Sept. 30      Dec. 31       March 31     June 30       Sept. 30     Dec. 31


Operating Revenues        $  279,825    $  106,215   $   90,135    $  220,645    $  177,031   $   84,200    $   69,066    $ 174,829
                          -----------   -----------  -----------   -----------   -----------  -----------   -----------   ----------
Expenses:
    Operation and Maintenance
      Including Fixed
        Charges              235,566       101,017       91,842       199,138       139,512       81,911        73,138      151,418
    Income Taxes              16,379         1,293       (1,327)        7,251        14,049          334        (2,063)       8,084
    Energy and Other Taxes     5,114         2,207        1,414         3,295         3,842        2,120         1,446        3,398
                          -----------   -----------  -----------   -----------   -----------  -----------   -----------   ----------
Total Expenses               257,059       104,517       91,929       209,684       157,403       84,365        72,521      162,900
                          -----------   -----------  -----------   -----------   -----------  -----------   -----------   ----------
Other Income and Expense          71           258          176           417            90          886           233          266
                          -----------   -----------  -----------   -----------   -----------  -----------   -----------   ----------
Income (Loss) from
  Continuing Operations       22,837         1,956       (1,618)       11,378        19,718          721        (3,222)      12,195

Discontinued Operations--Net    (149)         (154)        (426)          (45)          (32)        (118)          (18)        (256)
Cumulative Effect of a Change
 n Accounting Principle-- Net   (426)          --           --            --            --           --            --          --
                          -----------   -----------  -----------   -----------   -----------  -----------   -----------   ----------
Net Income (Loss) Applicable
  to Common Stock         $   22,262    $    1,802   $   (2,044)   $   11,333    $   19,686   $      603    $   (3,240)   $  11,939
                          ===========   ===========  ===========   ===========   ===========  ===========   ===========   ==========
Diluted Earnings Per Common Share*
  (Based on Average Diluted
     Shares Outstanding):
    Continuing Operations $     1.85    $     0.16   $    (0.13)   $     0.87    $     1.65   $     0.06    $    (0.27)   $    0.99
    Discontinued
      Operations-- Net         (0.01)        (0.01)       (0.03)        (0.01)         0.00        (0.01)         0.00        (0.02)
    Cumulative Effect of
     a Change in Accounting
     Principle--Net            (0.03)         0.00         0.00          0.00          0.00         0.00          0.00         0.00
                          -----------   -----------  -----------   -----------   -----------  -----------   -----------   ----------
Diluted Earnings
  Per Common Share        $     1.81    $     0.15   $    (0.16)   $     0.86    $     1.65   $     0.05    $    (0.27)   $    0.97
                          ===========   ===========  ===========   ===========   ===========  ===========   ===========   ==========
Average Shares
  Outstanding-- Diluted       12,327        12,489       12,604        13,109        11,949       12,073        12,084       12,261

*The sum of the quarters for 2003 and 2002 do not equal the year's total due to rounding.
NOTE: Because of the seasonal nature of the business, statements for the 3-month periods are not indicative of the results for a full year.


Market Price of Common Stock and Related Information

Quarter Ended     Market Price Per Share    Dividends Declared        Quarter Ended     Market Price Per Share    Dividends Declared
2003              High      Low              Per Share                  2002             High     Low              Per Share


March 31          $  3.75   $ 30.55          $ 0.385                    March 31         $ 32.79   $ 29.95         $ 0.375
June 30           $ 39.00   $ 31.54          $ 0.385                    June 30          $ 36.65   $ 31.70         $ 0.375
September 30      $ 39.25   $ 36.60          $ 0.385                    September 30     $ 36.05   $ 28.20         $ 0.375
December 31       $ 40.70   $ 37.77          $ 0.405                    December 31      $ 33.65   $ 31.40         $ 0.385


These quotations are based on the list of composite transactions of the New York Stock Exchange. Our stock is traded on the New York Stock Exchange under the symbol SJI. We have declared and expect to continue to declare regular quarterly cash dividends. As of December 31, 2003, the latest available date, our records indicate that there were 8,309 shareholders.

South Jersey Gas Company Comparative Operating Statistics

                                           2003         2002         2001        2000         1999
Operating Revenues (Thousands):
   Firm


      Residential                      $ 193,725    $ 174,252    $ 201,531   $ 172,418    $ 152,946
      Commercial                          58,749       52,300       76,416      49,669       35,064
      Industrial                           5,635        4,512        4,250       5,265        4,879
      Cogeneration & Electric Generation   6,513        9,363        7,405      11,016        8,496
      Firm Transportation                 74,080       49,436       29,565      38,213       33,125
                                       ----------   ----------   ----------  ----------   ----------
         Total Firm Revenues             338,702      289,863      319,167     276,581      234,510

   Interruptible                           1,682        1,142        1,485       1,695        1,645
   Interruptible Transportation            1,121        1,567        1,268       1,531        1,724
   Off-System                            176,555      115,714      145,530     160,208      104,142
   Capacity Release & Storage              6,686        5,365        5,596       4,411        4,193
   Other                                   3,319        3,611        2,415       1,392        1,860
   Intercompany Sales                    (40,387)     (31,142)     (30,257)    (14,662)      (5,211)
                                       ----------   ----------   ----------  ----------   ----------
          Total Operating Revenues     $ 487,678    $ 386,120    $ 445,204   $ 431,156    $ 342,863
                                       ==========   ==========   ==========  ==========   ==========
Throughput (MMcf):
   Firm
     Residential                          15,843       15,519       17,390      19,124       17,741
     Commercial                            5,351        5,273        7,544       6,191        4,634
     Industrial                              212          202          248         282          246
     Cogeneration & Electric Generation      777        1,986        1,519       2,046        2,316
     Firm Transportation                  32,214       26,470       22,085      26,114       25,143
                                       ----------   ----------   ----------  ----------   ----------
          Total Firm Throughput           54,397       49,450       48,786      53,757       50,080
                                       ----------   ----------   ----------  ----------   ----------
   Interruptible                             220          198          207         207          383
   Interruptible Transportation            2,247        3,189        2,638       3,022        3,628
   Off-System                             27,041       29,980       30,117      38,097       42,480
   Capacity Release & Storage             41,119       38,048       27,187      37,445       29,247
                                       ----------   ----------   ----------  ----------   ----------
          Total Throughput               125,024      120,865      108,935     132,528      125,818
                                       ==========   ==========   ==========  ==========   ==========
Number of Customers at Year End:
   Residential                           283,722      275,979      268,046     261,621      254,601
   Commercial                             20,405       19,966       19,542      19,319       18,894
   Industrial                                435          429          420         410          404
                                       ----------   ----------   ----------  ----------   ----------
          Total Customers                304,562      296,374      288,008     281,350      273,899
                                       ==========   ==========   ==========  ==========   ==========
Maximum Daily Sendout (MMcf)                 422          344          326         375          324
                                       ==========   ==========   ==========  ==========   ==========
Annual Degree Days                         4,929        4,380        4,495       4,942        4,468
                                       ==========   ==========   ==========  ==========   ==========
Normal Degree Days*                        4,613        4,625        4,625       4,639        4,664
                                       ==========   ==========   ==========  ==========   ==========

*Average degree days recorded in SJG's service territory during 20-year period ended June 30 of prior year.

As of February 18, 2004
South Jersey Industries
Board of Directors

Shirli M. Billings, Ph.D.
Director since 1983, Age 63    2, 4, 5*, 6
President, Billings-Vioni Management Associates, New Albany, OH

Charles Biscieglia
Director since 1998, Age 59   3, 4*, 5, 6
Chairman, South Jersey Industries

Helen R. Bosley, CFA
Director since February 1, 2004, Age 56   1,2
President, Corporate Financial Management, Inc., Yardley, PA

Thomas A. Bracken
Director since February 1, 2004, Age 56   1,2
President and CEO, Sun Bancorp. Inc., Vineland, N.J.

Keith S. Campbell
Director since 2000, Age 49   3, 5, 6
Chairman, Mannington Mills, Salem, N.J.

W. Cary Edwards
Director from April 1990 to January 1993 and September 1993 to present,
Age 59   2*, 3, 4, 6
Managing Partner, law firm of Edwards & Caldwell, Hawthorne, N.J.

Edward J. Graham
Director since February 1, 2004, Age 46   3, 4, 6
President and CEO, South Jersey Industries and South Jersey Gas

Sheila Hartnett-Devlin, CFA
Director since 1999, Age 45   1, 2, 5
Former Executive Vice President, Fiduciary Trust Company International, New York, N.Y.

William J. Hughes
Director since 2001, Age 71   1, 5
Of Counsel, law firm of Riker, Danzig, Scherer, Hyland & Perretti, Trenton, N.J.; Former Ambassador to Panama and former member of the United States House of Representatives

Herman D. James, Ph.D.
Director since 1990, Age 60   1*, 2, 4, 6
Distinguished Professor, Rowan University, Glassboro, N.J.

Clarence D. McCormick
Director since 1979, Age 74   2, 4, 5
Retired Chairman and CEO, The Farmers and Merchants National Bank,
Bridgeton, N.J.; and Retired Chairman and President, Southern Jersey Bancorp of Delaware, Bridgeton, N.J.

Frederick R. Raring
Director since 1995, Age 66   1, 3*, 5
President, Seashore Supply Company, Ocean City, N. J.

         1        Audit Committee
         2        Compensation/Pension Committee
         3        Environmental Committee
         4        Executive Committee
         5        Nominating Committee
         6        Management Development Committee
         *        Committee Chair
         +        Ex Officio

As of February 18, 2004
South Jersey Industries
Officers

Charles Biscieglia
Chairman and CEO (retired as CEO January 31, 2004)

Edward J. Graham
President and CEO

Jeffrey E. DuBois
Vice President

Richard J. Jackson
Vice President

David A. Kindlick
Vice President and CFO

Michael J. Renna
Vice President

Albert V. Ruggiero
Vice President

Richard H. Walker, Jr., Esq.
Vice President, Corporate Counsel and Corporate Secretary

Stephen H. Clark
Treasurer

Jane F. Kelly, Esq.
Assistant Vice President, Assistant Corporate Counsel and
Assistant Corporate Secretary



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

Shares of common stock offered through the Plan are either newly issued or treasury common stock that the Plan acquires directly from SJI currently at a 2 percent discount. The price will be 98 percent of the average of the high and low sale prices for SJI's common stock for each of the last 12 days the common stock was traded prior to the purchase date. The offer and sale of shares under the Plan will be made only through a Prospectus, obtainable by contacting the Shareholder Records Department.

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

1 South Jersey Plaza
Folsom, NJ 08037-9917
www.sjindustries.com
609-561-9000
                                  -Back Cover-