Form 10-K, Exhibit 13
period 2004-12-31
SOUTH JERSEY INDUSTRIES INC
filed 2005-03-09
CIK 91928

Standing Out From the Crowd
2004 Annual Report to Shareholders

                                   Cover Page

Corporate Headquarters
1 South Jersey Plaza
Folsom, NJ 08037-9917
609-561-9000
www.sjindustries.com

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

Annual Meeting Information
The Annual Meeting of Shareholders will be held
Thursday, April 21, 2005 at 10:00 a.m. at Renault Winery,
72 North Bremen Avenue, Egg Harbor/Galloway, NJ


On the cover: South Jersey Gas employee John Kolibaba, Street Foreman Special, exemplifies dedication. Known as a "living, breathing encyclopedia of SJG operations," and dubbed "the professor" by his co-workers, John has boundless energy and an amazingly accurate memory which serves as a resource to those who work with him. During the 53 years that John has worked for SJG, he's witnessed and adjusted to many changes and continues to be a valuable asset and an extremely productive employee. John is one example why SJI continues to "Stand Out from the Crowd."

                               Inside Front Cover


2004 Highlights
Five-Year Summary of Selected Financial Data
(In Thousands Where Applicable)

                                               South Jersey Industries, Inc. and Subsidiaries
                                                         Year Ended December 31,

                                                                2004          2003          2002          2001          2000

Operating Results:
    Operating Revenues                                      $   819,076   $   705,196   $   511,890   $   551,974   $   517,070

    Operating Income                                        $    90,739   $    77,843   $    69,075   $    68,544   $    65,464

    Income Applicable to Common Stock:
        Continuing Operations                               $    42,973   $    34,553   $    29,412   $    26,869   $    24,741
        Discontinued Operations -- Net (1)                        (680)          (774)         (424)         (455)         (557)
        Cumulative Effect of a Change in
          Accounting Principle -- Net                               --           (426)           --           148            --

            Net Income Applicable to Common Stock           $    42,293   $    33,353   $    28,988   $    26,562   $    24,184

Total Assets                                                $ 1,243,334   $ 1,126,203   $ 1,053,834   $ 1,026,479   $   903,878

Capitalization:
    Common Equity                                           $   344,412   $   297,961   $   237,792   $   220,286   $   201,739
    Preferred Stock                                               1,690         1,690         1,690         1,690         1,804
    Long-Term Debt                                              328,914       308,781       274,099       295,329       241,063

            Total Capitalization                            $   675,016   $   608,432   $   513,581   $   517,305   $   444,606

Ratio of Operating Income to Fixed Charges                          4.4x          3.8x          3.3x          2.9x          2.7x

Diluted Earnings Per Common Share
  (Based on Average Diluted Shares Outstanding):
    Continuing Operations                                   $      3.11   $      2.73   $      2.43   $      2.29   $      2.17
    Discontinued Operations -- Net (1)                            (0.05)        (0.06)        (0.04)        (0.04)        (0.05)
    Cumulative Effect of a Change in
     Accounting Principle -- Net                                    --          (0.03)          --           0.01           --

            Diluted Earnings Per Common Share               $      3.06   $      2.64    $     2.39   $      2.26   $      2.12

Return on Average Common Equity (2)                                13.4%         12.9%         12.8%         12.7%         12.8%

Share Data:
    Number of Shareholders of Record                                8.1           8.3           8.4           8.7           9.1
    Average Common Shares                                        13,691        12,559        12,038        11,716        11,401
    Common Shares Outstanding at Year End                        13,880        13,229        12,206        11,861        11,500
    Dividend Reinvestment Plan:
      Number of Shareholders                                        5.2           5.1           5.1           5.0           5.0
      Number of Participating Shares                              1,382         1,375         1,304         1,280         1,273
    Book Value at Year End                                  $     24.80   $     22.52   $     19.48   $     18.57   $     17.54
    Dividends Declared                                      $      1.64   $      1.56   $      1.51   $      1.48   $      1.46
    Market Price at Year End                                $     52.56   $     40.50   $     33.02   $     32.60   $     29.75
    Dividend Payout (3):
      From Continuing Operations                                   52.4%        57.0%          60.9%         63.9%         66.6%
      From Total Net Income                                        53.3%        59.1%          61.8%         64.6%         68.1%
    Market-to-Book Ratio                                            2.1x         1.8x           1.7x          1.8x          1.7x
    Price Earnings Ratio (2)                                       16.9x        14.8x          13.6x         14.2x         13.7x


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


                                      -1-
Outstanding!

Dear Shareholders,
For the sixth consecutive year, we are very pleased to deliver to you record net income and earnings per share from continuing operations. In 2004, SJI's consolidated net income from continuing operations rose to $43.0 million compared with $34.6 million in 2003, a 24% profit improvement. Earnings per share from continuing operations reached $3.11 from $2.73, representing a 14% increase. EPS results also reflect equity issued to further strengthen our balance sheet. Our record earnings were driven by impressive results from both our utility and non-regulated businesses with 73% of net income coming from the utility and 27% from our non-regulated companies.

Our successful year resulted in an outstanding total annual shareholder return of 34%. Through strong, consistent performance since 2000, SJI provided a 5-year total shareholder return of 131%, which equates to an annualized compound return of 18.2%. In comparison, the S&P 500 index produced negative returns and the S&P utilities index provided a 3.7% return for the same period. Based on SJI's stellar performance and positive forecast, our board of directors increased our annual dividend by $.08 cents per share, to $1.70 per share. We continued to improve our payout ratio while achieving our 53rd consecutive year of paying dividends.

In growing numbers, investors are recognizing our success and the number of satisfied SJI shareholders continues to increase. In fact, institutional investments now represent 46% of our shares outstanding, more than twice the 1998 level.

SJI's ability to sustain such strong earnings and dividend growth over a 6-year period is evidence that the goals and strategies developed by our senior management team and board of directors have been well planned and effectively implemented. As we look ahead, we recognize great potential to continue delivering exceptional performance.

Standing Out from the Crowd
While other utility-based companies are still defining who they are and what they do, SJI's focus remains clear and consistent. Our vision is to be the energy company of first choice for investors, customers and employees. Achieving this vision begins with our employees - a leadership team that develops goals and strategies that are realistic and attainable, yet make the workforce stretch and grow each year; managers and supervisors who can translate the goals and strategies into tasks that their employees can understand and accomplish; and a workforce that is empowered, innovative and committed to continually improving their performance.

SJI stands out among other energy providers thanks to outstanding efforts by our employees, a few of whom are highlighted in this report. Their hard work, expertise and commitment to shareholder value set them apart in an environment where long-term employment is rare and life-time job commitment even more rare. The energy of our employees is equaled by that of our management team and our combined strength continues to translate into positive, measurable results for shareholders.

Ensuring Continued Success
In 2004, our success was supported by accomplishments that position SJI for a future of consistent, predictable profitability. For example, all of SJI's bargaining unit employees extended their contracts for at least another three

                                      -2-

years - well before the contractual expiration dates. The early resolution of these contracts indicates a strong relationship between union and management, forged with the best interests of all parties involved. This significant achievement in cooperation, which is a win-win situation for employees, shareholders and customers alike, will enable us to control costs and continue to provide competitive compensation and benefits going forward.

Working closely with the New Jersey Board of Public Utilities staff and the Division of the Ratepayer Advocate, South Jersey Gas restructured its rates in 2004, which produced a decrease in customers' gas bills while allowing the company to earn an incremental $8.5 million annually on investments made in its pipeline facilities. We're extremely pleased with this innovative structure as both customers and shareholders reap the benefits.

The BPU also approved the transfer of SJG's appliance service business into a new, non-regulated subsidiary, South Jersey Energy Service Plus. This repositioning significantly enhances the company's ability to address customers' needs, adapt to changing market conditions and add shareholder value.

Capitalizing on our strong brand recognition and positive reputation as a cost effective and efficient business partner, SJI has taken advantage of opportunities to grow in areas that include cogeneration, retail marketing, and industrial customer energy portfolio management and administration. South Jersey Energy continues to excel with retail energy sales, particularly in the larger commercial and industrial markets, with further expansion into central and northern New Jersey.

SJE's successful energy services segment remains focused on key markets such as the casino industry and regional supermarket chains. Growth opportunities abound for Marina Energy with the Borgata Hotel Casino & Spa's expansion projects and several on-site cogeneration projects planned or underway. Effective gas storage and pipeline portfolio management as well as the startup of Florida Power & Light's cogeneration facility in Pennsylvania enhanced South Jersey Resources Group's performance; and additional profit opportunities will result from incremental storage capacity. These and other energy-related activities will fuel SJI's future non-regulated growth and success.

Looking ahead we are excited about the tremendous potential we see. We remain committed to developing the talents and expertise of our entire workforce, to assure that our company continues to grow and prosper. Guided by a strong and engaged board of directors and senior management team guarding SJI's high standards, we will conduct our business with honesty and integrity as our hallmarks. Rest assured that every member of your SJI team is committed to top performance. At SJI, we are confident that our people and our achievements will keep us standing out from the crowd.

Charles Biscieglia
Chairman

Edward J. Graham
President and CEO

March 2, 2005
                                      -3-

What Separates Us?

Reliable
Integrity, honesty and dependability are the hallmarks of our company. Guided by the highest set of principles, our time-honored team prescribes to a straight, consistent set of strategies to promote sustainable growth and solid dividends. Recognized as a stalwart of the community, we make a pledge of quality performance to our shareholders, customers and employees.

As the company's tagline, "Where we put all of our energy," indicates, SJI focuses on creating opportunities surrounding energy. SJI's vision has been consistent for the past seven years - to be the energy company of first choice for customers, shareholders and employees. The goals we established and continue to follow to achieve that vision are: generate annualized earnings per share growth of at least 6 to 7%; provide 3 to 6% annual dividend growth; and deliver on these goals from a low- to moderate-risk platform.

SJI has successfully accomplished its goals for the past six years by: remaining focused on energy; capitalizing on our strong regional presence and solid reputation; exceeding our customers' expectations with high quality products and services; and maintaining our current risk profile. Going forward we expect these strategies to serve us well, enabling us to stretch and grow to meet our goals and achieve our vision.

Business Model
The business model that drives SJI's performance is a natural extension of its core utility business, South Jersey Gas. Focusing on core competencies, rather than diversifying into areas where we have little experience, separates SJI from many other energy companies.

South Jersey Resources Group, our wholesale natural gas and risk management business, acquires gas and delivers it to South Jersey Gas' city gate stations, which are the entry points of the utility's transmission and distribution system. SJG delivers the natural gas to homes and businesses in southern New Jersey. Millennium Account Services provides meter reading services to both SJG and Conectiv Power Delivery. South Jersey Energy sells retail natural gas and electricity and provides energy services to large and small businesses. South Jersey Energy Service Plus repairs and provides service plans for gas and electric appliances, and installs heating and cooling equipment. Marina Energy develops gas-fired, on-site energy production projects for large consumers.


SJI stands out among other energy providers due to the hard work, expertise and commitment of our employees. The photos in our report provide a sampling of some employees who exemplified excellence in 2004.

As the veritable link between our company and new and prospective customers, SJG Sales is integral to our success and growth. Vicki Molloy, manager of major accounts and commercial sales, created sales campaigns and value models for a variety of new gas technologies, and developed a series of seminars promoting SJG product lines to prospective customer groups. These efforts resulted in additional throughput and enhanced branding. Ray Daley, builder's representative, is a proactive customer advocate and innovator in using computer skills and industry knowledge to assist his clients in delivering completed homes on schedule while optimizing natural gas throughput. A team player, Ray also cross trains and mentors existing and new employees.

How will SJI continue to stand out from the crowd?

Dedicated
Built on a strong foundation of "people first and foremost," we are committed to providing quality service. Evidenced by our history of long-tenure, our team takes pride in its work and eagerly contributes new ideas to advance our success. Deeply rooted in our local communities, we strive to make our region a better place to work and live.

South Jersey Gas
Customer Growth
SJG's future performance will be driven heavily by its ability to grow. Strong customer growth will be the key factor supporting revenue growth. In 2004, SJG added 9,017 customers for a total of 313,579 customers at year end. These additions resulted in an exceptional growth rate of 3%, which far exceeds the national average.

Southern New Jersey continues to experience strong housing and economic growth due to its location between Philadelphia and the dramatically changing landscape of Atlantic City. The foundation for renewed growth in Atlantic City and the surrounding region rests primarily with new gaming and non-gaming investments that emphasize destination-style attractions and increased penetration into the densely populated market of adults within a 150-mile radius. The casino industry is expected to remain a positive and powerful engine of regional and economic development with many opportunities for SJI's companies. The ripple effect from Atlantic City continues to provide new housing, commercial and industrial construction into neighboring counties as well.

Where natural gas is available, this premier fuel is by far the energy of choice for heating, water heating, clothes drying, cooking, gas fireplaces and even pool and patio heaters for new home construction. With SJG serving just over 58% of area households with natural gas, a significant potential exists for conversions from other fuels. SJG added over 2,295 customers from conversions in 2004 and we expect conversions to contribute about 20 to 25% of SJG's future customer growth.

In the commercial sector, new natural gas driven technologies have helped SJG broaden its opportunities to serve new and existing customers. Temporary heating equipment is becoming more widely used by construction firms to climate-proof their building season. Schools, supermarkets and hospitals are just a few establishments taking advantage of natural gas powered desiccant systems to control humidity. During 2004, SJG's sales team placed greater emphasis on explaining the benefits of this type of equipment to its larger customers. While beneficial to the customer, SJG also wins as these systems increase summer usage of natural gas. By increasing the flow of gas when usage is typically low, SJG benefits both operationally and financially. Cogeneration and onsite power generation are other proven technologies receiving increased attention and acceptance within the industrial sector. SJG's reputation as a leading resource


A top priority for SJG is to ensure reliable and safe natural gas service for new and existing customers. Chris Castronova, general manager of system integrity (right,) led a cross-functional team in the development and implementation of the company's pipeline integrity management program, which assesses and validates the existing condition and integrity of the company's 92-mile transmission pipeline system. John Eichinger, 1st class field measurement employee (background left), and Tony Cook, pipeline measurement employee, represent SJG's pipeline department employees who successfully perform the work required to maintain pipeline integrity.

for new and advanced energy technologies will continue to help us foster stronger relationships and open doors in the economically viable commercial market now and in the future.

With so many growth opportunities on the horizon SJG must continue to invest heavily in new utility plant to not only accommodate the growth but to ensure reliable and safe service for new and existing customers. In 2004, SJG invested $64.7 million in new construction and system improvements. From 1997 through 2003, SJG spent $359 million in infrastructure improvements and expansion needed to serve the growing customer base. In 2003, SJG filed a base rate case with the New Jersey Board of Public Utilities to earn a return on this investment.

Completion of Rate Case
The completion of SJG's rate case in July 2004, another key driver for future performance, was a win-win situation for the company and its customers. By combining the base rate increase with a reduction in several rate clauses that have no impact on SJG's earnings, customers received a net reduction of $18.9 million in their rates while SJG's net income increased by $8.5 million a year. As part of the settlement, the BPU approved a capital structure that reflects the company's efforts to strengthen its balance sheet. This structure includes increased equity levels and lower-cost debt resulting from refinancings.

Additionally, the BPU approved an innovative rate structure that is facilitating the installation of natural gas fired distributed generation plants in SJG's service area. Distributed generation is the placement of small-scale power generation units at or near a site where large electricity users have their operations. This type of energy production is environmentally friendly and provides improved economics and reliability for the region. Customers can also use gas-driven engines and commercial refrigeration under the new rate structure, offering opportunities to shed expensive electric load.

Union Contract Settlement
Another significant event and key driver for performance in the years ahead is the extension of our union contracts in 2004. The contract with our largest bargaining unit was recently extended for four years and was accomplished two months ahead of contract expiration with a nearly unanimous vote. By educating the workforce on difficult issues pertaining to health care and pensions, our employees gained a greater appreciation for the high quality benefits SJI offers and the solutions the company needed to continue offering those high quality benefits in the future.

Working together, management and union officials modified the contracts to provide security and certainty of health care and retiree benefits while providing market-based competitive wage increases over the four years. Key elements of the agreement that will enable the company to successfully control costs are:
        o An early retirement incentive program that will provide certain employees considering retirement with an enhanced benefits program;
        o Mechanisms to better control both health care and post retirement benefits;
        o An incentive compensation plan that directly aligns employee performance with corporate and departmental objectives;
        o Changes to pension plans that reflect market-based benefits trends.

These contract changes are a win-win situation for both parties. The primary concerns of employees were addressed as well as significant issues facing corporations today. The initiatives in the contracts will offset the rising cost of health care and pensions not only in 2005 but will position us favorably for the next four years.

Customer Satisfaction and Productivity Improvements
In 2004 process improvements and technology investments were critical to enhancing SJG's performance and customer satisfaction levels. Our Customer Care

Center implemented a Virtual Hold System that gives customers the choice of waiting for a representative or having their call returned when a representative is available. This system, which handles about 24% of the Customer Care Center's incoming calls, has resulted in higher customer satisfaction levels and improved employee productivity.

An Internet-based customer service and electronic bill payment and presentment system is another major technological improvement for Customer Care. The system, designed in 2004 and implemented in February 2005, provides customers with a third choice of transacting their business with SJG. In addition to the automated telephone response system and speaking directly with a customer service representative, now customers can use the Internet to receive and pay their bill, access account information, and accomplish various other transactions 24 hours a day, seven days a week. Implementation of this system will provide quick access to information and answers, while freeing customer service representatives to handle more complex inquiries and requests.

To effectively measure customer satisfaction levels, SJG hired an independent consultant to perform a random sample survey in December 2004. We are pleased to report the findings showed that nearly 92% of the customers surveyed said SJG meets their service expectations either all or most of the time.

Marina Energy
Marina's future performance will be driven by several factors. The largest and most visible is the 20-year contract with the Borgata Hotel Casino & Spa, which will provide a stable revenue stream through at least 2023. Marina has attractive growth opportunities just serving the Borgata's growing energy needs as the resort's management announced plans to build a $200 million, 500,000-square-foot expansion beginning in 2005 with expected completion in 2006. In 2007, the Borgata will add a 45-story tower to the property. The new facilities will include a larger casino, additional hotel rooms, more restaurants, nightclubs, spa treatment rooms and retail shops.

The Borgata is not Marina's only growth opportunity. Interest in on-site cogeneration facilities remains strong and Marina is currently involved in two such projects. In a joint venture, Marina and DCO Energy created AC Landfill Energy, which has developed and installed a 1.4 megawatt methane-to-electric power generation system at the Atlantic County Utilities Authority landfill in New Jersey. This facility goes online in early 2005. Because the plant is fueled by methane gas produced at the landfill, it is considered green power. With this technology, enough gas will be produced to generate 700,000 megawatt hours of electricity a year, which could power up 700 homes for one year. The electricity


With an eye to the future, SJI successfully negotiated a 4-year contract extension with its largest barganing unit. Kathy Casella, supervisor of compensation and HRIS (standing) and Jacqui Tate, human resources generalist - employment, provided assistance during this critical process which lays the foundation for the next steps in SJI's strategic plan. Consistent with our company's commitment to its current and future employees, Kathy and Jacqui also played key roles in implementing the company's new performance management system.

Customers are the lifeblood of our company. With the ever-changing energy environment, meeting and exceeding customer expectations in the most efficient manner is critical to the success of SJI's companies. Providing bilingual skills, Myrna Santiago, customer service representative (seated), helps the company broaden its services to a growing Spanish-speaking population in the region. Anne Seguin, customer relations specialist, helped implement customer service initiatives that resulted in improved customer satisfaction in 2004. Jannie Foxworth, supervisor of credit & collections (standing), helps the company balance its financial objectives with customers' needs.

generated will be used to power the authority's recycling center and other facilities. The balance of the unused power will be sold to help satisfy the region's electricity needs.

Building upon its growing reputation as a leading developer of energy-related projects for the casino industry, Marina signed an agreement in 2004 with Seneca Niagara Falls Gaming to develop a cogeneration facility. Marina and its partner, DCO Energy, are providing design and management oversight for a combined heat and power system being installed as part of a central energy plant. The plant will provide heating, and cooling, and generate electricity for Seneca Niagara's casino hotel and gaming complex, which is under construction. Marina will also oversee the purchase of key equipment for the system. The plant is expected to be operational by June 2005 and Phase I of the hotel/casino is scheduled for completion in August 2005. The 26-story hotel and gaming complex will feature 600 rooms, restaurants, gaming facilities and a full-service spa.

South Jersey Energy
While retail natural gas sales to southern New Jersey's residential and small commercial segment have been a huge factor in SJE's success, market conditions slowed our progress in adding customers toward year's end. With higher natural gas prices, SJE prudently placed its marketing efforts on hold; however, we expect to actively reinstate our acquisition strategies when market conditions improve. Importantly, the recent surge in natural gas prices has not impacted profitability as we carefully manage risk to avoid exposure to gas price volatility. SJE's gas supply position is fully hedged well into 2005, ensuring that profitability is locked in.

SJE continues to advance its standing and was extremely successful with retail energy sales in the larger commercial and industrial markets. In 2004, SJE provided reliable, competitively priced natural gas and electricity to several Fortune 500 companies and over 400 school districts in central and northern New Jersey. Our success in energy services enjoys equal recognition. Despite competition from various-sized energy services companies and mechanical contractors, SJE consistently penetrates key markets in this segment. A prime example is SJE adding its third and fourth casino customers to its Atlantic City portfolio.

In 2004, SJE ranked fourth out of 32 regional marketers in a North American survey on customer satisfaction. The survey included interviews with industrial end-users, local distribution companies, electricity generators and others. It


Leaders can be found at every level and in every department of our company. SJE's Johnna Tomasello, supervisor of billing, is just one example. Instead of hiring an outside company to build a customer information system, Johnna took charge and created it herself. She then set her sights on revising and executing a new billing procedure that ensures SJE fully complies with Sarbanes- Oxley testing. Employees, like Johnna, help SJI stand out from the crowd.

Customers have expressed a high level of satisfaction with our new appliance installation company, South Jersey Energy Service Plus. Pete Dempsey (right), installation manager, provided the leadership and oversight required to get this new business up and running. Rick Arlotta (left), a NATE-certified appliance service technician, posted the highest number of leads for both Service Sentry plans and equipment installation sales among the technician group. Angela Grockenberger, customer service/dispatch representative, posted the highest number of leads for Service Sentry enrollments in the customer service department.
                                      -8-

polled participants on gas supply reliability, account management consistency, integrity and price competitiveness. SJE is the only energy marketer in the Northeast named in the top five. This significant accomplishment validates that our relationship-based, consultative approach works and most importantly, has helped improve the competitiveness of our customer base through more cost effective and efficient energy use.

Key drivers for SJE's future performance will continue to be retail natural gas and electricity sales as well as energy services. Efforts to capture new business in the large commercial, industrial and institutional markets throughout New Jersey are already underway. In the energy services sector, SJE remains focused on Atlantic City's casino industry and regional supermarket chains while exploring service opportunities to health care institutions and condominium complexes.

As the complexities of the energy industry grow, more companies such as those polled in the marketers survey will look to outside energy experts to meet their evolving energy needs. SJE is favorably positioned to meet those needs.

South Jersey Resources Group
SJRG's future success will come from its role in supplying wholesale natural gas to retail marketers in New Jersey; in managing fuel for Florida Power & Light's cogeneration facility and other fuel management opportunities; and in optimizing storage capacity. SJRG has produced consistent profits for SJI through its gas supply transactions with retail gas marketers, utilities and electricity generators and it expects that to continue. We project modest growth for SJRG with the opportunity to overachieve as its role as fuel manager expands for electricity generators and retail marketers. In 2005, SJRG will complete its first full year of providing fuel management services to FP&L's 750-megawatt cogeneration facility in Marcus Hook, PA. The 5-year contract that began in June 2004 generated higher margins than anticipated in 2004. Additional profit opportunities will come from the addition of incremental storage capacity. In 2004 SJRG added 750,000 decatherms of storage and has contracted to add 2 bcf in 2005, bringing total storage capacity under contract to 4.7 bcf.

Adaptable
In an ever-changing business climate, SJI remains solid and strong, yet very resilient. Our team has consistently demonstrated the flexibility needed to compete and succeed. Recognizing the value of opportunities imparted by change, our board of directors and senior management annually revisit our goals and strategies and refine them to profit from current market conditions.

South Jersey Energy Service Plus
In September 2004, SJI transferred SJG's appliance service business from the utility to SJESP, a non-regulated SJI subsidiary. The repositioning will significantly improve this company's ability to address customer needs and adapt to changing market conditions. With 50 experienced service technicians and installers, SJESP is the area's largest local appliance service and installation company. Activities at SJESP range from servicing gas heaters, central air conditioners, ranges, dryers, water heaters and other gas burning appliances to installing and replacing heating and air conditioning equipment and providing repair service plans.

SJESP's future performance will be driven by equipment installation, maintaining a high quality workforce and sales of appliance service plans. Customers expressed a high level of satisfaction with the new installation business in 2004 as over 93% of customers said the work performed either completely met or exceeded their expectations. We attribute their satisfaction to the quality of our workforce. In 2004, 35 of SJESP's field employees voluntarily became North American Technician Excellence certified. NATE is the national standard certification for heating and air conditioning technicians. Many equipment manufacturers and consumer reports recommend that consumers use NATE-certified technicians for heating and air conditioning installation and service. Of those who took the NATE test, 83% passed, which far exceeds the national average of 60%.

SJESP also distinguished itself in 2004 by qualifying as a Bryant Factory Authorized Dealer. Less than 5% of heating and cooling contractors in the country receive this distinction. To qualify, dealers must meet Bryant's rigid criteria, not only for technical expertise, but also for business practices and customer service quality. Bryant provides a 100% satisfaction and service guarantee to customers that applies to all new product installations made by their factory authorized dealers.

In the repair portion of SJESP's business, sales of the popular Service Sentry appliance service plans were strong in 2004 with 131,000 appliances under warranty at year end. In addition, 14,400 appliances were under contract for preventive maintenance at the end of 2004.

All of SJESP's achievements in 2004 position this company for a bright and prosperous future.

Creative
Innovation plays a lead role in propelling a company to the forefront of the industry. At SJI, this is certainly a key component of our strategy for growth. Recognizing their ability to increase efficiencies and productivity, members of our dynamic workforce use their expertise and in-depth knowledge to improve procedures, processes and, ultimately, results.

Millennium Account Services
Millennium's future growth opportunities will come from expansion of meter-related and consulting services and increased productivity. In 2005, Millennium has contracts to perform two meter-related surveys and is pursing other consulting opportunities related to its business experience. Performance relating to meter reading has exceeded the standards set each year by both SJG and Conectiv since the company's inception in 1999. Millennium achieved a combined read rate of 96.9% in 2004. The number of meters read annually and revenues increased in 2004 as well.

South Jersey Industries
Balance Sheet and Corporate Governance
During 2004, SJI built upon efforts begun in 2003 to improve its balance sheet by adding over $25 million of new equity. The combination of strong earnings and additional equity improved SJI's equity to total capitalization ratio to 44.6% at December 31, 2004 from 41.0% at the same time last year and 34.4% at the end of 2002. We also took advantage of the historically low interest rate environment to lock in low, fixed rates on long-term debt wherever possible.

By improving the balance sheet we enhanced SJI's risk profile and mitigated the future impact on earnings from rising interest rates. Most importantly, these


Like a strong balance sheet, solid employees can be a leading indicator of a company's current and future performance. Nancy DeFrancesco, manager of financial reporting, and Greg Nuzzo, supervisor of nonutility accounting, are two assets in our Accounting department that truly understand the bottom line. Nancy is a key driver in implementing a next generation accounting system that provides for effective, comprehensive management of utility cost centers. Greg is taking the lead in improving systems and efficiencies for the nonutility businesses.

actions enable us to take advantage of future growth opportunities while remaining the safe, dependable investment that our shareholders expect. Management is committed to keeping SJI's capital structure at the new level, an average annualized range of 46 to 50%, in the future.

Honesty, integrity and transparency describe SJI's actions regarding corporate governance. Our entire organization is fully committed to meeting and exceeding the requirements set forth in the Sarbanes-Oxley Act of 2002. Our control environment is comprehensive and involves employees at all levels of the company as well as our board of directors and its audit committee. As a result of extensive testing by management, we are pleased to report that our internal control over financial reporting is effective and we have received an unqualified opinion from our independent registered public accounting firm (see the report from management on page 20 and the report of independent registered public accounting firm on page 21).

Community Involvement
As the southern New Jersey region grows, so does the need for community and health services. SJI's companies, in addition to providing support in the form of energy-related services, have a long-standing history of providing human and financial resources to numerous organizations, but with a strong focus on health care. Our contributions to capital campaigns for several hospital systems in the region have helped provide the physical infrastructure that allows these organizations to expand their health care services used by our families, friends and neighbors.

In 2004, Bacharach Hospital unveiled its new Aquatic Center that provides aquatic therapy as part of its comprehensive rehabilitation services. Shore Memorial Hospital Cancer Center began providing cancer treatment to residents in the region using the best available technology, experts and services. South Jersey Health System Regional Medical Center opened its doors offering cutting edge medicine and using the latest technology in providing a level of care and convenience previously unavailable to its patients. Virtua Health's William G. Rohrer Center for Health Fitness offers members an 82,000-square-foot facility blanketed with state-of-the-art fitness equipment. SJI's financial support of these new facilities underscores its commitment to improving quality of life for everyone living in southern New Jersey.

Standing Out From the Crowd
Standout performance begins with a well-planned strategy but also demands the corporation, its management and its workforce be dedicated, reliable, creative and adaptive to change. At SJI, we recognize the importance of these characteristics and embrace them as our own. With our foundation for success strong and our position well-defined, we are confident in providing our shareholders with sustained future growth, our customers with quality services and our region with healthier, more prosperous communities.

At SJI, we believe that in standing out from the crowd, we can and will be the energy company of first choice for investors, customers and employees.


Helping to bring the SJI story to life are the words and images carefully crafted and designed by our Corporate Communications team. Paul Wolcott, supervisor of creative services and Michele Lamb, communications specialist, dedicate their creative talents to promoting SJI and to marketing the revenue-generating services of the subsidiaries. With award-winning writing and design to their credit, Paul and Michele translate corporate goals and objectives into visually-rich messages that support the successes of our business lines.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview -- South Jersey Industries, Inc. (SJI) is an energy services holding company that provides a variety of products and services through the following wholly owned subsidiaries:

1) South Jersey Gas Company (SJG) is a regulated natural gas utility. SJG distributed natural gas in the seven southernmost counties of New Jersey to 313,579 customers at December 31, 2004 compared with 304,562 customers at December 31, 2003. SJG also:
        * sells natural gas and pipeline transportation capacity (off-system sales) on a wholesale basis to various customers on the interstate pipeline system;
        * transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers; and
        * serviced appliances via the sale of appliance service programs as well as on a time and materials basis through September 1, 2004, at which time the business line was transferred out of SJG and into South Jersey Energy Service Plus, LLC.

2) South Jersey Energy Company (SJE) acquires and markets natural gas and electricity to retail end users and provides total energy management services to commercial and industrial customers. SJE also markets an air quality monitoring system through AirLogics, LLC. SJE and GZA GeoEnvironmental, Inc., an environmental consulting firm, each have a 50% equity interest in AirLogics.

3) South Jersey Resources Group, LLC (SJRG) markets wholesale natural gas storage, commodity and transportation in the mid-Atlantic and southern states. SJRG also conducts price-risk management activities by entering into a variety of physical and financial transactions including forward contracts, swap agreements, option contracts and futures contracts. SJRG performs this risk management function for SJG and SJE and enters into the types of financial transactions noted above.

4) Marina Energy LLC (Marina) develops and operates energy-related projects. Marina's largest project, the development of a facility to provide cooling, heating and hot water to the Borgata Hotel Casino & Spa in Atlantic City, began commercial operations in July 2003. Marina also owns a 51% equity interest in AC Landfill Energy, LLC (ACLE). ACLE was formed with DCO Energy, LLC to develop and install a 1,400 kilowatt methane-to-electric power generation system at a county-owned landfill in Egg Harbor Township, NJ. Commercial operation of the plant is targeted for early 2005.

5) South Jersey Energy Service Plus, LLC (SJESP) installs residential and small commercial HVAC systems and services appliances via the sale of appliance service programs as well as on a time and materials basis in southern New Jersey.

SJI also has a joint venture investment with Conectiv Solutions, LLC in Millennium Account Services, LLC (Millennium). Millennium provides meter reading services to SJG and Conectiv Power Delivery in southern New Jersey.

SJI's stated long-term goals are to: 1) Grow earnings per share from continuing operations by an average of 6 to 7% per year; 2) Increase the dividend on common stock by 3 to 6% annually and; 3) Maintain a low- to moderate-risk profile. Management established those goals in conjunction with its Board of Directors based upon a number of different internal and external factors that characterize and influence SJI's activities currently, and are expected to do so in the future. The following is a summary of the primary factors we expect to have the greatest impact on SJI's performance and its ability to achieve its long-term goals going forward:

Business Model -- In developing SJI's current business model, our focus has been on our core utility and natural extensions of that business. That focus enables us to concentrate on business activities that match our core competencies. We have no plans to become involved in business opportunities that do not fit this model.

Customer Growth -- The vibrancy of the economic development in and adjacent to southern New Jersey, our primary area of operations, and related strong demand for new housing has enabled our utility to grow its customer count at an average rate of 2.75% over the past five years. That growth rate increased to 3.0% in 2004. While housing growth most significantly benefits utility performance, it also translates into additional opportunities to market the retail products and services of our non-utility businesses.

Regulatory Environment -- SJG is primarily regulated by the New Jersey Board of Public Utilities (BPU). The BPU sets the rates that SJG can charge its rate-regulated customers for services provided and establishes the terms of service under which SJG operates. We expect the BPU to continue to set rates and establish terms of service that will enable SJG to obtain a fair and reasonable return on capital invested. The BPU approved a change in base rates in July 2004 that will provide a significant earnings benefit in 2005 compared with 2004.

Weather Conditions -- SJG's earnings are largely protected from fluctuations in temperatures by a BPU-approved Temperature Adjustment Clause. This clause has a stabilizing effect on utility income as SJG recognizes and records earnings based upon an average of temperatures over a 20-year period, and not actual temperatures experienced during a given year. However, SJG's earnings are not protected from changes in the natural gas usage patterns of our customers. Usage patterns can be affected by a number of factors, such as wind, precipitation and temperature extremes. Our non-utility gas retail marketing business is directly affected by weather conditions, as it does not have accounting mechanisms that address weather volatility. Note that the impact of different weather conditions on the earnings of our non-utility businesses is dependent on a range of different factors. Consequently, weather may impact the earnings of SJI's various subsidiaries in different, or even opposite, ways. Further, the profitability of individual subsidiaries may vary from year to year despite experiencing substantially similar weather conditions.

Changes in Natural Gas Prices -- In recent years, prices for natural gas have become increasingly volatile. The utility's gas costs are passed on directly to customers without any profit margin added by SJG. The price the utility charges customers is set annually, with a regulatory mechanism in place to make limited adjustments to that price during the course of a year. High prices can make it more difficult for our customers to pay their bills and may result in elevated levels of bad-debt expense. Among our non-utility activities, the one most likely to be impacted by changes in natural gas prices is our retail gas marketing business. Our ability to add and retain customers is affected by the relationship between the price that the utility charges customers for gas and the cost of gas available in the market at specific points in time.

Energy Project Development -- Marina Energy, SJI's energy project development business, focuses on designing, building, owning and/or operating energy production facilities on, or adjacent to, customer sites. That business is currently involved with five projects that are either operating, or are under development. Based upon our experience to date, market issues that impact the reliability and price of electricity supplied by utilities, and discussions that we are having regarding additional projects, we expect to continue to expand this business. However, the price of natural gas has a direct effect on the economics of these projects.

Changes in Interest Rates -- SJI has operated in a relatively low interest rate environment over the past several years. Rising interest rates would raise the expense associated with existing variable rate debt and all issuances of new debt. We have sought to mitigate the impact of a potential rising rate environment by fixing the costs on all long-term debt, either by directly issuing fixed-rate debt or by entering into derivative transactions to hedge against rising interest rates.

Labor and Benefit Costs -- Labor and benefit costs have a significant impact on SJI's profitability. Benefit costs, especially those related to health care, have risen in recent years. We sought to manage these costs by revising health care plans offered to existing employees, capping post-retirement health care benefits and changing health care and pension packages offered to new hires. Our workforce totaled 633 employees at the end of 2004, with 61% of that total being unionized. During 2004, we agreed to new contracts with all of our bargaining units that encompass the changes mentioned above. The contracts run through at least January 2008, with the largest bargaining units signed through January 2009. We expect cost benefits from these changes to gradually increase as new hires replace retiring employees.

Balance Sheet Strength -- In 2003 and 2004, SJI took significant steps to enhance the quality of its balance sheet. Through the issuance of new equity and strong earnings performance, SJI's equity to capitalization ratio, inclusive of short-term debt, improved from 41.0% at the end of 2003 to 44.6% at the end of 2004. We expect SJI's average, annualized equity to capitalization ratio to range between 46.0% and 50.0% going forward. A strong balance sheet permits us to maintain the financial flexibility necessary to take advantage of the many growth opportunities present at SJI's utility and non-utility operations.

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

A number of factors could cause our actual results to differ materially from those anticipated including, but not limited to, the following: general economic conditions on an international, national, state and local level; weather conditions in our marketing areas; changes in commodity costs; changes in the availability of natural gas; legislative, regulatory and court decisions; competition in our utility and nonutility activities; the availability and cost of capital; our ability to maintain existing joint ventures to take advantage of marketing opportunities; costs and effects of legal proceedings and environmental liabilities; the failure of customers or suppliers to fulfill their contractual obligations; and changes in business strategies.

CRITICAL ACCOUNTING POLICIES --
ESTIMATES AND ASSUMPTIONS: As described in the footnotes to our consolidated financial statements, management must make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates. Five types of transactions presented in our consolidated financial statements require a significant amount of judgment and estimation. These relate to regulatory accounting, energy derivatives, environmental remediation costs, pension and other postretirement employee benefit costs, and revenue recognition.

Regulatory Accounting -- SJI's largest subsidiary, SJG, maintains its accounts according to the Uniform System of Accounts as prescribed by the New Jersey Board of Public Utilities (BPU). As a result of the ratemaking process, SJG is required to follow Financial Accounting Standards Board (FASB) Statement No. 71, "Accounting for the Effects of Certain Types of Regulation" and, consequently, the accounting principles applied by SJG differ in certain respects from those applied by SJI's businesses not regulated by the BPU. SJG is required under Statement No. 71 to recognize the impact of regulatory decisions on its financial statements. SJG is required under its Basic Gas Supply Service clause
(BGSS) to forecast its natural gas costs in setting its rates and provides the ability, subject to BPU approval, to recover or refund the difference between gas cost recoveries and the actual costs of gas through a BGSS charge to customers. We record any underrecovery or overrecovery as a Regulatory Asset or Liability on the consolidated balance sheets and reflect it in the BGSS in subsequent years. SJG also enters into derivatives that are used to hedge natural gas purchases, and we record the offset to the resulting derivative assets or liabilities as a Regulatory Asset or Liability on the consolidated balance sheets.

In addition to the BGSS, other regulatory assets consist primarily of remediation costs associated with manufactured gas plant sites, which we discuss below under Environmental Remediation Costs, and several other assets as detailed in Note 1 to the consolidated financial statements. If changes occur in future regulatory positions that indicate the recovery of such regulatory assets is not probable, we would charge the related cost to income. However, currently there are no such anticipated changes at the BPU.

Energy Derivatives -- SJI recognizes assets or liabilities for the energy-related contracts that qualify as derivatives that are entered into by its subsidiaries when contracts are executed. We record contracts at their fair value in accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. We record changes in the fair value of the effective portion of derivatives qualifying as cash flow hedges, net of tax, in Accumulated Other Comprehensive Income and recognize such changes in the income statement when the hedged item affects earnings. Derivatives not designated as hedges are recorded in earnings in the current period. SJG enters into derivatives to hedge against forward price risk. The costs of these contracts are recoverable through SJG's BGSS, subject to BPU approval (See Regulatory Actions). We adjust the fair value of the contracts each reporting period for changes in the market. We derive the fair value for most of the energy-related contracts from markets where the contracts are actively traded and quoted. For other contracts, SJI uses published market surveys and, in certain cases, independent parties to obtain quotes concerning the contracts' current value. Market quotes tend to be more plentiful for contracts maturing in two years or less. Very few of our contracts extend beyond two years.

Environmental Remediation Costs -- An outside consulting firm assists us in estimating future costs for environmental remediation activities. We estimate future costs based on projected investigation and work plans using existing technologies. The estimated future costs range from $55.0 million to $206.6 million. In preparing financial statements, SJI records liabilities for future costs using the lower end of the range because a single reliable estimation point is not feasible due to the amount of uncertainty involved in the nature of projected remediation efforts and the long period over which remediation efforts will continue. We update estimates each year to take into account past efforts, changes in work plans and remediation technologies (See section under Environmental Remediation later in this discussion).

Pension and Other Postretirement Benefit Costs -- The costs of providing pension and other postretirement employee benefits are impacted by actual plan experience as well as assumptions of future experience. Employee demographics, plan contributions, investment performance, and assumptions concerning return on plan assets, discount rates and health care cost trends all have a significant impact on determining our projected benefit obligations. We evaluate these assumptions annually with the assistance of our investment manager and actuary and we adjust them accordingly. These adjustments could result in significant changes to the net periodic benefit costs of providing such benefits and the related liabilities recognized by SJI.

Revenue Recognition -- Gas and electricity revenues are recognized in the period the commodity is delivered. SJG, SJRG and SJE bill customers monthly. A majority of SJG and SJE customers have their meters read on a cycle basis throughout the month. For SJG and SJE retail customers that are not billed at the end of each month, we record an estimate to recognize unbilled revenues for gas/electricity delivered from the date of the last meter reading to the end of the month. SJG's and SJE's unbilled revenue for natural gas is estimated each month based on monthly deliveries into the system; unaccounted for natural gas based on historical results; customer-specific use factors, when available; actual temperatures during the period; and applicable customer rates. SJE's unbilled revenue for retail electricity is based on customer-specific use factors and applicable customer rates. We bill SJG customers at rates approved by the BPU. SJE and SJRG customers are billed at rates negotiated between the parties.

We defer and recognize revenues related to SJESP's appliance service contracts seasonally over the full 12-month term of the contract.

Marina recognizes revenue on a monthly basis as services are provided and for thermal energy that is delivered to its customers.

The BPU allows SJG to recover gas costs in rates through the Basic Gas Supply Service (BGSS) price structure. SJG defers over/underrecoveries of gas costs and includes them in subsequent adjustments to the BGSS rate or other similar rate recovery mechanism. These adjustments result in over/underrecoveries of gas costs being included in rates during future periods. As a result of these deferrals, utility revenue recognition does not directly translate to profitability. While SJG realizes profits on gas sales during the month of providing the utility service, significant shifts in revenue recognition may result from the various recovery clauses approved by the BPU without shifting profits between periods, as these clauses provide for cost recovery on a dollar-for-dollar basis (See Regulatory Actions).

NEW ACCOUNTING PRONOUNCEMENTS -- See detailed discussions concerning New Accounting Pronouncements and their impact on SJI in Note 1 to the consolidated financial statements.

TEMPERATURE ADJUSTMENT CLAUSE -- A BPU-approved Temperature Adjustment Clause
(TAC) increased (decreased) SJG's net income by $0.2 million, $(1.7) million and $2.3 million in 2004, 2003 and 2002, respectively. The clause mitigates the effect of variations in heating season temperatures from historical norms. While we record the revenue and income impacts of TAC adjustments as incurred, cash inflows or outflows directly attributable to TAC adjustments generally do not begin until the next clause year. Each TAC year begins October 1.

REGULATORY ACTIONS:
Base Rates -- In January 1997, the BPU granted SJG rate relief, which was predicated in part upon a 9.62% rate of return on rate base that included an 11.25% return on common equity. This rate relief provided for cost-of-service recovery, including deferred costs, through base rates. Additionally, SJG's threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation increased. As a result of this case, SJG kept 100% of pre-tax margins up to the threshold level of $7.8 million. The next $750,000 was credited to customers through the Basic Gas Supply Service clause (BGSS). Thereafter, SJG kept 20% of the pre-tax margins as it had historically.

On July 7, 2004, the BPU granted SJG a base rate increase of $20.0 million, which was predicated in part upon a 7.97% rate of return on rate base that included a 10.0% return on common equity. The increase, effective July 8, 2004, was designed to provide an incremental $8.5 million on an annualized basis to net income. SJG was also permitted to recover regulatory assets contained in its petition and to reduce its composite depreciation rate from 2.9 to 2.4%.

Included in the base rate increase was a change to the sharing of pre-tax margins on interruptible and off-system sales and transportation. SJG now recovers through its base rates the $7.8 million that it had previously recovered through the sharing of pre-tax margins. As a result, the sharing of pre-tax margins now begins from dollar one, with SJG retaining 20%. Moreover, SJG now shares pre-tax margins from on-system capacity release sales, in addition to the interruptible and off-system sales and transportation. Effective July 1, 2006, the 20% retained by SJG will decrease to 15% of such margins.

As part of the overall settlement effective July 8, 2004, SJG reduced rates in several rate clauses that were no longer needed by SJG to recover costs. SJG was either no longer incurring or had already recovered the specific costs that these clauses were designed to recover. Since revenues raised under these clauses were for cost recovery only and had no profit margin built in, their elimination has no impact on SJG's net income. However, SJG's customers' bills are estimated to decline by $38.9 million annually due to the elimination of these clauses, more than offsetting the base rate increase awarded.

Pending Audits -- The BPU issued an order under which it will perform a competitive services audit and a management audit that includes a focused review of SJG's gas supply and purchasing practices. The audits, which commenced in October 2004, are mandated by statute to be conducted at predetermined intervals. Management does not currently anticipate the outcome of these audits to materially affect SJI's financial position, results of operations or liquidity.

Appliance Service Business -- On July 23, 2004, the BPU approved SJG's petition and related agreements to transfer its appliance service business from the regulated utility. In anticipation of this transfer, SJI formed South Jersey Energy Service Plus, LLC (SJESP) to perform appliance repair services after BPU approval of the transfer. SJESP purchased certain assets and assumed certain liabilities required to perform these repair services from SJG for the net book value of $1.2 million on September 1, 2004. The agreements also called for SJESP to pay an additional $1.5 million to SJG. SJG credited this $1.5 million to customers through the Remediation Adjustment Clause (RAC), which had no earnings impact on SJG. The $1.5 million is considered an intangible asset by SJESP and is being amortized on a straight-line basis over a 12-year period, which commenced as of the transfer date. The amortization period was based on a study performed by an independent consultant. The study results indicate the benefit period is linked to residential homeowner moving rates based on U.S. Census Bureau and regional information. This newly created company now has the flexibility to be more responsive to competition and customer needs in an unregulated environment. Furthermore, the transfer has had no effect on the provision of safety-related or emergency-related services to the public since the transferred services include only non-safety related, competitive appliance services.

Other Regulatory Matters -- Effective January 10, 2000, the BPU approved full unbundling of SJG's system. This allows all natural gas consumers to select their natural gas commodity supplier. As of December 31, 2004, 87,645 of SJG's residential customers were purchasing their gas commodity from someone other than SJG. Customers choosing to purchase natural gas from providers other than the utility are charged for the cost of gas by the marketer, not the utility. The resulting decrease in SJG's revenues is offset by a corresponding decrease in gas costs. While customer choice can reduce utility revenues, it does not negatively affect SJG's net income or financial condition. The BPU continues to allow for full recovery of prudently incurred natural gas costs through the BGSS. Unbundling did not change the fact that SJG still recovers cost of service, including deferred costs, through base rates.

In December 2001, the BPU approved recovery of SJG's October 31, 2001 underrecovered gas cost balance of $48.9 million plus accrued interest since April 1, 2001 at a rate of 5.75%. SJG finished recovering this balance upon settlement of its rate case in July 2004.

In August 2002, SJG filed for a Societal Benefits Clause (SBC) rate increase. The SBC recovers costs related to BPU-mandated programs, including environmental remediation costs recovered through SJG's RAC; energy efficiency and renewable energy program costs recovered through SJG's New Jersey Clean Energy Programs; consumer education program costs; and low income program costs recovered through the Universal Service Fund. In August 2003, the BPU approved a $6.7 million increase to SJG's SBC, effective September 1, 2003. In September 2004, SJG filed for a $2.6 million reduction to its current SBC annual recovery level of $17.5 million.

In September 2002, SJG filed for an $8.6 million rate increase to recover the cash related to a Temperature Adjustment Clause (TAC) deficiency resulting from warmer-than-normal weather for the 2001-2002 winter. As a result of the colder-than-normal 2002-2003 winter, the cumulative TAC deficiency decreased to $5.7 million. In August 2003, the BPU approved the recovery of the $5.7 million TAC deficiency, effective September 1, 2003. SJG has fully recovered the $5.7 million. In September 2004, SJG filed for a $1.2 million increase to recover the cash related to the TAC deficiency resulting from the 2003-2004 winter, which was warmer than normal.

Also in September 2002, SJG filed with the BPU to maintain its current BGSS rat through October 2003. However, due to price increases in the wholesale market, in February 2003, SJG filed an amendment to the September 2002 filing. In
April 2003, the BPU approved a $16.6 million increase to SJG's annual gas costs recoveries.

In March 2003, the BPU approved a statewide Universal Service Fund (USF) program on a permanent basis. In June 2003, the BPU established a statewide program through which funds for the USF and Lifeline Credit and Tenants Assistance (Lifeline) Programs would be collected from customers of all New Jersey electric and gas utilities. The BPU ordered that utility rates be set to recover a total statewide USF budget of $33.0 million, and a total Lifeline budget of $72.0 million. Recovery rates for both programs were implemented in August 2003. In April 2004, SJG made its annual USF filing, along with the state's other electric and gas utilities, proposing a statewide USF budget of $105.5 million. The proposed statewide budget was updated to $113.0 million and filed with the BPU in May 2004. In June 2004, the BPU approved the statewide budget of $113.0 million and the increased rates were implemented effective July 1, 2004, resulting in a $3.9 million increase to SJG's annual USF recoveries.

In July 2003, SJG made its annual BGSS filing, as amended, with the BPU. Due to further price increases in the wholesale market, SJG filed for a $24.0 million increase to its annual gas cost revenues. In August 2003, the BPU approved SJG's price increase on a provisional basis, subject to refund with interest, effective September 1, 2003. In October 2004, the provisional rate increase was made final with no refund required.

In February 2004, SJG filed notice with the BPU to reduce its gas cost revenues by approximately $5.0 million, via a rate reduction, in addition to a $20.8 million bill credit to customers. Both the rate reduction and bill credit were approved and implemented in March 2004.

In June 2004, SJG made its annual BGSS filing with the BPU requesting a $4.9 million increase in gas cost recoveries. In October 2004, the requested increase was approved on a provisional basis.

Filings and petitions described above are still pending unless otherwise indicated.

ENVIRONMENTAL REMEDIATION -- SJI incurred and recorded costs for environmental cleanup of 12 sites where SJG or its predecessors operated manufactured gas plants (MGP). SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental cleanup of sites where we previously operated a fuel oil business and also where we maintained equipment, fueling stations and storage. We successfully entered into settlements with all of SJG's historic comprehensive general liability carriers regarding environmental remediation expenditures at former MGP sites. As part of these settlements, SJG purchased an insurance policy that caps its remediation expenditures at 11 of these sites. The insurance policy is in force until 2024 at 10 sites and until 2029 at one site.

We believe that all costs incurred net of insurance recoveries relating to SJG's MGP sites will be recovered through rates under SJG's Remediation Adjustment Clause (RAC). The RAC currently permits SJG to recover incurred costs in equal installments over 7-year periods with carrying costs. As of December 31, 2004, SJG has $5.3 million of remediation costs not yet recovered through rates.

Other matters are discussed in Note 13 to the consolidated financial statements included as part of this report.

COMPETITION -- SJG's franchises are non-exclusive. Currently, no other utility provides retail gas distribution services within SJG's territory. SJG does not expect any other utilities to do so in the foreseeable future because of the extensive investment required for utility plant and related costs. SJG competes with oil, propane and electricity suppliers for residential, commercial and industrial users. The market for natural gas sales is subject to competition due to deregulation. We enhanced SJG's competitive position while maintaining margins by using an unbundled tariff. This tariff allows full cost-of-service recovery, except for the variable cost of the gas commodity, when transporting gas for our customers. Under this tariff, SJG profits from transporting, rather than selling, the commodity. SJG's residential, commercial and industrial customers can choose their supplier while we recover the cost of service through transportation service (See Customer Choice Legislation).

SJE competes with other third-party marketers to sell the unregulated natural gas and electricity commodity to customers. Marketers compete largely on price which is driven by the commodity market. SJE is exposed to market risk associated with commodity supply and with credit risk of suppliers.

SJRG competes with other wholesalers that sell natural gas. SJRG is also subject to the same price and credit risks as SJE.

Marina competes with other on-site energy production companies. Marina faces competition from customers' preference for alternative technologies for energy production including those customers that address such needs internally.

CUSTOMER CHOICE LEGISLATION -- All residential natural gas customers in New Jersey can choose their gas supplier under the terms of the "Electric Discount and Energy Competition Act of 1999." As of December 31, 2004, 87,645 SJG residential customers chose a natural gas commodity supplier other than the utility. This number fell from 102,563 at December 31, 2003 as marketers were unable to offer natural gas at prices competitive with those available under regulated utility tariffs. Customers purchasing natural gas from providers other than SJG are charged for gas costs by the marketer, not SJG. The resulting decrease in SJG's revenues is offset by a corresponding decrease in SJG's gas costs. While customer choice can reduce utility revenues, it does not negatively affect SJG's net income or financial condition. The BPU continues to allow for full recovery of prudently incurred natural gas costs through the Basic Gas Supply Service clause as well as other costs of service including deferred costs, through tariffs. SJI has benefited from customer choice legislation as SJE has successfully competed for and profited from its gas commodity customers.

RESULTS OF OPERATIONS:
Operating Revenues -- Utility -- Revenues, net of intercompany transactions, decreased $1.1 million compared with the prior year. The net decrease was primarily due to several large offsetting factors. Revenues decreased as a result of lower Off-System Sales (OSS) revenues due to lower sales volume in 2004 compared with 2003. A second factor was weather that was 5.8% warmer than the prior year resulting in lower utility sales. Offsetting these factors were the addition of 9,017 customers in 2004 and a $5.7 million increase in recoveries for previously deferred costs under SJG's New Jersey Clean Energy Program (See discussion under Operations Expense).

Revenues, net of intercompany transactions, increased $103.2 million in 2003 compared with 2002. This increase was primarily due to four factors. First, weather was 12.5% colder in 2003 than in 2002. Second, OSS revenues increased significantly as a direct result of higher prices for natural gas sold in 2003 than in the prior year. Third, SJG added 8,188 customers in 2003. Finally, the BPU approved two increases to SJG's Basic Gas Supply Service Clause to address the recovery of the increasing prices of natural gas sold in 2003 and an increase in SJG's Societal Benefits Clause recoveries to fund State-sponsored programs (See Regulatory Actions). Partially offsetting the effect of these factors was a 16.3% increase in the number of residential customers purchasing their gas from a source other than SJG. The decline in customers who purchased their natural gas from SJG directly impacted utility revenues. However, since gas costs are passed on directly to customers without any profit margin added by SJG, the increased customer usage of gas marketers did not impact SJG's profitability.

As a result of SJG's Temperature Adjustment Clause (TAC), revenues from utility ratepayers are closely tied to 20-year normal temperatures calculated under the clause and not actual temperatures. While the clause significantly reduces fluctuations in revenues related to temperature, as a general rule, revenues continue to be positively impacted by colder weather and negatively impacted by warmer weather. Weather in 2004 was 5.8% warmer than in 2003, and 1.0% warmer than the 20-year TAC average. Weather in 2003 was 12.5% colder than 2002, and 5.1% colder for the year than the 20-year TAC average.

Total gas throughput increased 6.3% to 132.8 billion cubic feet (Bcf) in 2004. The higher throughput was primarily due to a significant increase in capacity release activity during the year. While revenues from such activities are not as high as those including the actual sale of commodity, contributions to margins are still comparable. Total gas throughput increased 3.4% to 125.0 Bcf from 2002 to 2003. The higher throughput was primarily due to the addition of 8,188 customers and colder weather experienced in 2003.

Operating Revenues -- Nonutility -- Revenues, net of intercompany transactions, increased by $115.0 million in 2004 compared with 2003. Most of the increase was due to SJE's revenues from the sale of retail electricity which increased by $57.1 million in 2004 compared with 2003. SJE was the successful bidder on a contract to supply retail electricity to over 400 school districts located throughout the state of New Jersey beginning in November 2003. Sales of retail gas by SJE increased $38.3 million in 2004 compared with 2003. This increase was due mainly to higher gas prices and lower temperatures in the first quarter of 2004. The increase was partially offset by a decrease of over 14,300 residential and 2,600 commercial customers due to unfavorable market conditions experienced during 2004.

Marina's revenues increased $8.1 million in 2004 compared with 2003. This increase resulted from sales of thermal energy to the Borgata Hotel Casino & Spa, which opened in July 2003, and other on-site energy production projects.

SJRG's revenues increased $6.5 million in 2004 compared with 2003 due mainly to sales volume growth, highlighted by additional storage capacity, and higher gas prices.

Revenues, net of intercompany transactions, increased by $90.1 million in 2003 compared with 2002. Most of the increase was due to continued customer growth experienced by SJE, evidenced by the addition of over 14,800 residential and 2,200 commercial natural gas customers in 2003, higher natural gas prices and significantly colder weather. SJE's revenues from the sale of retail electricity increased by $12.2 million in 2003 compared with 2002 mainly due to the school bid.

Also contributing to this increase was $9.1 million in revenues recognized by Marina from sales of thermal energy to the Borgata.

SJRG's revenues increased $5.6 million in 2003 compared with 2002 mainly due to new accounting requirements which require the sales of inventory to be reported "gross" in 2003 (See Energy Trading Activities and Derivative Instruments in
Note 1 to the Consolidated Financial Statements). SJRG's volume growth and higher natural gas prices also contributed to the increase.

Cost of Sales -- Utility -- Cost of sales, net of intercompany transactions, decreased $8.4 million in 2004 compared with 2003 due principally to a significant decrease in sales volumes, primarily in the Off-System Sales (OSS) market. Unlike gas costs associated with OSS, changes in the unit cost of gas sold to utility ratepayers do not always directly affect cost of sales. We defer fluctuations in gas costs to ratepayers not reflected in current rates to future periods under a BPU-approved Basic Gas Supply Service (BGSS) price structure. Primarily as a result of the impact of warmer weather, firm sales volume in the residential and commercial markets decreased by 6.0% for the year 2004 compared with the prior year.

Cost of sales, net of intercompany transactions, increased $89.3 million in 2003 compared with 2002 due principally to a significant increase in costs for both local distribution and OSS. SJG's gas cost during 2003 averaged $6.74 per decatherm (dt) compared with $4.46 per dt in 2002. Additionally, as described under Regulatory Actions, the BPU approved two increases to SJG's BGSS clause during 2003 resulting in higher cost of gas sold and related revenue.

Gas supply sources include contract and open-market purchases. SJG secures and maintains its own gas supplies to serve its sales customers. We do not anticipate any difficulty renewing or replacing expiring contracts under substantially similar terms and conditions.

Cost of Sales -- Nonutility -- Cost of sales, net of intercompany transactions, increased $102.7 million in 2004 compared with 2003 due mainly to SJE's electric customer growth, higher gas costs and Marina's operations as described in the Operating Revenues -- Nonutility section. Cost of sales, net of intercompany transactions, increased $79.8 million in 2003 compared with 2002 due mainly to SJE's customer growth, lower temperatures, higher gas prices and Marina's operations as described in the Operating Revenues -- Nonutility section.

Operations Expense -- A summary of net changes in operations expense, net of intercompany transactions, (in thousands):

                                           2004 vs. 2003     2003 vs. 2002
Utility                                   $        1,970    $        7,207
Nonutility:
         Wholesale Gas                               215               329
         Retail Gas and Other                     (1,573)            2,050
         On-Site Energy Production                 1,813             2,354
         Appliance Service                         2,885                --
                  Total Nonutility                 3,340             4,733
Corporate                                          1,093               560
                  Total Operations        $        6,403    $       12,500

Utility Operations expense increased in 2004 primarily because of the BPU-approved increase in SJG's Societal Benefits Clause (SBC) in August 2003 (See Regulatory Actions). With this approval, recoveries and a corresponding charge to expense for previously deferred costs under SJG's New Jersey Clean Energy Programs (NJCEP) increased by $5.7 million for the year 2004 when compared with 2003. The BPU-approved SBC clause allows for full recovery of these deferred costs including carrying costs and, as a result, the increase in expense has no impact on SJG's net income. SJG's administrative and general (A&G) expenses also increased in 2004 compared with 2003 primarily as a result of deferred cost amortizations approved as part of SJG's July 2004 rate case settlement. The resulting amortizations of approximately $0.5 million in 2004 were included in rate recovery from its customers and had no impact on SJG's net income. In addition, SJG incurred significant expense during the year to improve controls to ensure compliance with both SEC and BPU rules and regulations. Lower bad-debt expense during 2004 significantly offset the previously noted increases for the year. A March 2004 BGSS refund improved SJG's accounts receivable aging significantly in 2004. As a result, SJG benefited from lower uncollectible account write-offs during 2004. In addition, operating expenses related to SJG's appliance service operations decreased $1.9 million as a result of the September 1, 2004 transfer of this function out of the utility (See Regulatory Actions).

Utility Operations expense increased significantly in 2003 as a result of the BPU-approved increase in SJG's SBC in August 2003, as previously discussed. With this approval, recoveries and a corresponding charge to expense for previously deferred costs under SJG's NJCEP increased by $1.8 million in 2003 when compared with 2002. In addition, A&G expenses increased in 2003 compared with 2002 primarily because of increasing health care and pension costs, higher insurance expense, higher stock compensation expense and bank fees. Health care and pension costs increased as the cost of providing these benefits continued to increase. Additionally, declines in long-term interest rates resulted in an unfavorable movement in actuarially determined benefit costs (See Note 10 to the Consolidated Financial Statements). Insurance expense was reduced by $0.9 million in 2002 by lowering SJG's reserve for outstanding claims following a period of favorable settlements. SJG also incurred a higher annual expense for stock compensation awards (See Note 4 to the Consolidated Financial Statements) and additional expense related to establishing committed bank facilities in 2003 (See Liquidity and Capital Resources). Finally, the SJG appliance service operations expense increased as its operations grew compared with the prior year.

Nonutility Retail Gas and Other Operations expenses decreased in 2004 compared with 2003 due mainly to a significant reduction in SJE's customer acquisition costs. On-Site Energy Production Operations expenses increased in 2004 compared with 2003 due to 12 months of operations at Marina's thermal plant and costs of a cogeneration project that came on line early in 2004. Appliance Service Operations expenses increased as the business began independent operations in September 2004. Corporate Operations expenses increased in 2004 compared with 2003 due to higher salaries directed to corporate initiatives, higher bank fees related to SJI's revolving credit facilities and higher SEC compliance costs.

Nonutility Retail Gas and Other Operations expenses increased in 2003 compared with 2002 primarily due to increased staffing levels and higher customer acquisition costs resulting from continued growth in SJE's customer base. Increases in On-Site Energy Production Operations expenses in 2003 compared with 2002 related to the start of commercial operations for Marina's thermal energy plant in July 2003. Corporate Operations expenses increased in 2003 due mainly to higher salaries directed to corporate initiatives, increased employee benefit costs and higher bank fees related to SJI's revolving credit facilities.

Other Operating Expenses -- A summary of principal changes in other consolidated operating expenses (in thousands):
                                           2004 vs. 2003     2003 vs. 2002
Maintenance                                $        94       $       (423)
Depreciation                                       242              2,195
Energy and Other Taxes                             (31)             1,224

Maintenance expense decreased in 2003 compared with 2002 primarily due to lower levels of Remediation Adjustment Clause (RAC) amortization. RAC-related expenses do not affect earnings as we recognize an offsetting amount in revenues.

Depreciation increased in 2004 compared with 2003 due mainly to Marina's increased investment in property, plant and equipment. This increase was largely offset by a reduction in SJG's depreciation expense resulting from lower depreciation rates approved by the BPU as part of its recent rate case settlement. SJG's composite depreciation rate was reduced from 2.9% to 2.4% effective July 2004. Depreciation was higher in 2003 compared with 2002 due to SJG's and Marina's increased investment in property, plant and equipment. Depreciation on Marina's thermal plant began with the start of commercial operations in July 2003 and totaled $1.5 million and $0.7 million in 2004 and 2003, respectively.

The increase in Energy and Other Taxes in 2003 compared with 2002 relates primarily to increases in taxable volumes of gas sold and transported by SJG and higher revenue-based taxes as reflected under the caption, "Operating Revenues -- Utility."

Interest Charges -- Interest charges decreased in 2004 compared with 2003 due primarily to the refunding of higher priced, fixed rate, long-term debt securities with lower-cost debt. These refundings occurred primarily during 2003, with a smaller portion occurring in 2004, and were accomplished with long-term, fixed rate debt issuances under SJG's Medium Term Note Program. The actions taken have resulted in the weighted-average interest rate on our long-term debt decreasing from 7.62% at the end of 2002 to 6.23% as of December 31, 2004. We also benefited in 2004 from lower levels of short-term bank debt outstanding as compared with 2003. These benefits were partially offset by higher average short-term interest rates experienced on bank debt during 2004. Interest charges decreased in 2003 compared with 2002 due to lower interest rates incurred on short- term borrowings in 2003 and the refunding of high-rate, long-term debt described above. These benefits in 2003 were partially offset by interest incurred on debt issued to finance Marina's thermal plant that was being capitalized prior to the facility's July 2003 start-up.

Debt is incurred primarily to expand and upgrade SJG's gas transmission and distribution system, to support seasonal working capital needs related to inventories and customer receivables, and to develop energy projects.

Discontinued Operations -- The losses are primarily comprised of environmental remediation and product liability litigation associated with previously disposed of businesses. In 2003, the loss also included the sale of property.

Cumulative Effect of a Change in Accounting Principle -- Net -- On October 25, 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" that rescinded EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," and changed the accounting for certain energy contracts effective for transactions entered into after that date, with a cumulative effect adjustment for previously existing transactions to be recognized in the quarter beginning January 1, 2003. As a result of EITF Issue No. 02-03, SJI only marks-to-market those energy-related contracts that meet the definition of a derivative in Statement No. 133. Energy-related contracts that do not meet the definition of a derivative are accounted for using the accrual basis of accounting. The effect of this change in accounting resulted in a net charge of $426,338 shown as a Cumulative Effect of a Change in Accounting Principle -- Net in 2003.

Net Income Applicable to Common Stock -- Net income increased $8.9 million, or 26.8%, to $42.3 million in 2004 as compared with $33.4 million in 2003. Net income in 2003 increased $4.4 million, or 15.1%, as compared with $29.0 million in 2002. We discuss the reasons for the increases in net income in 2004 and 2003 in detail above.

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

Liquidity needs are first met with net cash provided by operating activities. Net cash provided by operating activities varies from year to year primarily due to the impact of weather on customer demand and related gas purchases, inventory utilization and gas cost recoveries. We use short-term borrowings under lines of credit from commercial banks to supplement cash from operations, to support working capital needs and to finance capital expenditures as incurred. From time to time, we refinance short-term debt incurred to finance capital expenditures with long-term debt.

Bank credit available to SJI totaled $266.0 million at December 31, 2004, of which $98.7 million, inclusive of $6.4 million of letters of credit, was used. Those bank facilities consist of a $100.0 million revolving credit facility that expires in August 2006, $76.0 million of uncommitted bank lines available to SJG, a $60.0 million revolving credit facility that expires in August 2007, and $30.0 million of uncommitted bank lines available to SJI. The amount of the revolving credit available to SJI was increased by $20.0 million and the expiration date was extended to 2007 in August 2004. We increased the SJI revolving credit in anticipation of greater working capital needs due to anticipated growth at our nonutility operations over the next two years. The revolving credit facilities contain certain financial covenants measured on a quarterly basis. SJI and SJG were in compliance with these covenants as of December 31, 2004. Based upon the existing credit facilities and a regular dialogue with our banks, we believe there will continue to be sufficient credit available to meet our business' future liquidity needs.

SJI supplements its operating cash flow and credit lines with both debt and equity capital. Over the years, SJG has used long-term debt, primarily in the form of First Mortgage Bonds and Medium Term Notes (MTN), secured by the same pool of utility assets, to finance its long-term borrowing needs. These needs are primarily capital expenditures for property, plant and equipment. Under a $150.0 million MTN program established in December 2002, SJG issued $110.0 million of long-term debt in 2003. SJG issued the remaining $40.0 million of notes under the MTN program in August 2004 at an average interest rate of 5.66% and an average maturity of 17 years. We used the proceeds of all of the issues to refinance short-term debt outstanding to commercial banks and to redeem certain high interest bearing securities. During 2004, maturities of long-term debt totaled $6.8 million. In addition, SJG redeemed $15.0 million of its 7.7% MTN in July 2004. We anticipate establishing a new MTN program during the first half of 2005.

Between September 2001 and January 2003, Marina issued $20.0 million of tax-exempt and $25.0 million of taxable variable rate demand bonds (VRDBs) through the New Jersey Economic Development Authority. The tax-exempt and taxable bonds mature in 2031 and 2021, respectively. Investors in the bonds receive liquidity and credit support via letters of credit provided by a syndicate of four commercial banks. The expiration dates of the underlying letters of credit that provide liquidity support for the weekly remarketing of the VRDBs were extended from September 2005 to September 2007 in August 2004. We used the proceeds of these bond issuances to fund project development and construction costs for the thermal energy plant constructed by Marina to serve the Borgata Hotel Casino & Spa which opened in July 2003.

SJI has raised equity capital over the past three years through its Dividend Reinvestment Plan (DRP). Participants in SJI's DRP receive newly issued shares. We offer a 2% discount on DRP investments as it is the most cost-effective way to raise equity capital in the quantities we are seeking. Through the DRP, SJI raised $25.4 million of equity capital by issuing 616,301 shares in 2004 and $36.2 million of equity capital by issuing 986,731 shares in 2003. We anticipate raising additional equity capital through the DRP in 2005 in amounts necessary to maintain SJI's ratio of equity to total capitalization at its current level.

SJI's capital structure, excluding preferred stock which was immaterial, was as follows:

                         As of December 31,
                           2004     2003
Common Equity               45%      41%
Long-Term Debt              42%      43%
Short-Term Debt              13%     16%
                  Total    100%     100%

SJG's long-term, senior secured debt is rated "A" and "Baa1" by Standard & Poor's and Moody's Investor Services, respectively. These ratings have not changed in the past five years.

CAPITAL EXPENDITURES, COMMITMENTS AND CONTINGENCIES:
Capital Expenditures -- SJI has a continuing need for cash resources and capital, primarily to invest in new and replacement facilities and equipment and for environmental remediation costs. Net construction and remediation expenditures for 2004 amounted to $76.7 million. We estimate the net costs for 2005, 2006 and 2007 at approximately $87.2 million, $48.4 million and $46.0 million, respectively.

Commitments and Contingencies -- SJI is obligated on the letters of credit supporting the VRDBs issued through the New Jersey Economic Development Authority by Marina. A syndicate of four commercial banks has issued $46.0 million of renewing letters of credit to support the development of Marina's thermal plant project. The letter of credit agreement contains certain financial covenants measured on a quarterly basis. SJI was in compliance with these covenants as of December 31, 2004.

SJG has certain commitments for both pipeline capacity and gas supply for which it pays fees regardless of usage. Those commitments as of December 31, 2004 average $44.5 million annually and total $209.7 million over the contracts' lives. Approximately 30% of the financial commitment under these contracts expires during the next five years. We expect to renew each of these contracts under renewal provisions as provided in each contract. SJG recovers all prudently incurred fees through rates via the Basic Gas Supply Service clause.

The following table summarizes our contractual cash obligations and their applicable payment due dates (in thousands):

                                         Up to      Years     Years   More than
Contractual Obligations        Total    1 Year      2 & 3     4 & 5    5 Years
Long-Term Debt            $  334,262  $   5,348  $  10,737  $  1,720  $ 316,457
Interest on
  Long-Term Debt             300,751     20,214     39,081    37,972    203,484
Operating Leases                 900        321        512        51         16
Construction
  Obligations                  5,133      5,133         --        --         --
Commodity Supply
  Purchase Obligations       430,098    245,389     92,247    66,167     26,295
Other Purchase
  Obligations                  3,509      3,446         63        --         --
Total Contractual
  Cash Obligations        $1,074,653  $ 279,851  $ 142,640 $ 105,910  $ 546,252

Expected environmental remediation costs are not included in the table above due to the subjective nature of these costs and the timing of anticipated payments. SJG's regulatory obligation to contribute $3.6 million annually to its postretirement benefit plans, less costs incurred directly, is not included as the duration is indefinite. As a result, the total obligation cannot be calculated. SJI does not expect to make a pension contribution in 2005 and future contributions cannot be determined at this time (See Note 10 to the consolidated financial statements).

Off-Balance Sheet Arrangements -- SJI has no off-balance sheet financing arrangements.

Parental Guarantees -- As of December 31, 2004, SJI had issued $196.6 million of parental guarantees on behalf of its subsidiaries. Of this total, $159.6 million expire within one year, $0.2 million expire in 2006 and $36.8 million have no expiration date. The vast majority of these guarantees were issued as guarantees of payment to third parties with whom our subsidiaries have commodity supply contracts. These contracts contain netting provisions which permit us to net the ultimate cash payment for monthly buys and sells from/to counterparties. As of December 31, 2004, these guarantees support future firm commitments and $56.1 million of the Accounts Payable recorded on our consolidated balance sheet. As part of our risk management policy, we also require parental guarantees from trading counterparties as applicable. These arrangements are typical in our industry. SJI has also issued two parental guarantees totaling $6.3 million related to Marina's construction activity.

Sale Leaseback -- On January 5, 2004, Marina paid $2.7 million to purchase a cogeneration facility in Salem County, NJ and is leasing the facility back to a large manufacturer located on the same site over an 8-year lease. Marina also entered into an 8-year operating contract to operate and manage the facility.

Pending Litigation -- SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We accrue liabilities related to claims when we can determine the amount or range of amounts of likely settlement costs for those claims. SJI has been named in, among other actions, certain product liability claims related to our former sand mining subsidiary. Management does not currently anticipate the disposition of any known claims to have a material adverse effect on SJI's financial position, results of operations or liquidity.

CONTRACT MODIFICATIONS -- On September 27, 2004, Marina signed an agreement with the Borgata to amend the terms of the original contract dated December 12, 2000. As provided under this new agreement, Marina paid the Borgata $3.5 million on September 28, 2004 to remove the liquidating damages provision from the Energy Services Agreement and eliminate the requirement for a Letter of Credit from the Operations Agreement. The payment of $3.5 million is being amortized on a straight-line basis over the remaining term of the original 20-year contract.

On October 1, 2004, SJG and a large utility customer executed an agreement for the buy-out of the customer's long-term energy contract. This settlement contributed approximately $1.6 million to net income in the fourth quarter of 2004.

On November 5, 2004, SJG's largest bargaining unit voted to ratify a new, 4-year contract. The contract will cover the period from the old contract's expiration on January 15, 2005 through January 14, 2009. Terms of the deal include wage increases ranging from 3 to 3.5% over the contract's life, health care plan redesign, the establishment of caps on payments for post-retirement medical benefits, and the implementation of separate wage and benefit packages for new hires. With this agreement, all of SJG's unionized personnel, which represent 61% of our workforce at December 31, 2004, are operating under agreements that run through at least January 2008.

MARKET RISKS:
Commodity Market Risks -- Certain regulated and unregulated SJI subsidiaries are involved in buying, selling, transporting and storing natural gas and buying and selling retail electricity for their own accounts as well as managing these activities for others. These subsidiaries are subject to market risk due to price fluctuations. To hedge against this risk, we enter into a variety of physical and financial transactions including forward contracts, swaps, futures and options agreements. To manage these transactions, SJI has a well-defined risk management policy approved by our board of directors that includes volumetric and monetary limits. Management reviews reports detailing activity daily. Generally, the derivative activities described above are entered into for risk management purposes.

SJG and SJE transact commodities on a physical basis and typically do not enter into financial derivative positions directly. SJRG manages risk for these entities as well as for its own portfolio by entering into the types of transactions noted above. As part of its gas purchasing strategy, SJG occasionally uses financial contracts to hedge against forward price risk. These contracts are recoverable through SJG's BGSS, subject to BPU approval. It is management's policy, to the extent practical, within predetermined risk management policy guidelines, to have limited unmatched positions on a deal or portfolio basis while conducting these activities. As a result of holding open positions to a minimal level, the financial impact to SJRG of changes in value of a particular transaction is substantially offset by an opposite change in the related hedge transaction. As of December 31, 2004, SJRG had $30.7 million of Accounts Receivable under sales contracts. Of that total, 91% were with companies rated investment-grade, were guaranteed by an investment-grade-rated parent or were with companies where we have a collateral arrangement. The remainder of the accounts receivable were within approved credit limits.

SJRG and SJE entered into certain contracts to purchase, sell, and transport natural gas. For those derivatives not designated as hedges, we recorded the net unrealized pre-tax (loss) gain of $(1.0) million, $2.3 million and $(0.5) million in earnings during the years ended December 31, 2004, 2003 and 2002, respectively, which are included with realized gains and losses in Operating Revenues -- Nonutility. SJRG's and SJE's contracts are typically less than 12 months long. SJE entered into two longer-term gas supply contracts with two of its larger customers. These contracts were reviewed and approved by SJI's Risk Management Committee after being satisfied that our exposure to price and credit risk had been sufficiently mitigated. The fair value and maturity of all these energy trading and hedging contracts determined under the mark-to-market method as of December 31, 2004 is as follows (in thousands):


Assets                   Source of    Maturity    Maturity      Beyond
                         Fair Value   < 1 Year   1 - 3 Years   3 Years     Total
Prices Actively Quoted     NYMEX:
   Trading                            $  7,379   $    829      $   412  $  8,260
   Hedging                               5,690        254           --     5,944
      Subtotal                          13,069      1,083          412    14,564
Other External Sources     Basis:
   Trading                              10,072      2,750          109    12,931
   Hedging                               2,536        876           --     3,412
      Subtotal                          12,608      3,626          109    16,343
Total                                $  25,677   $  4,709      $   521  $ 30,907

Liabilities              Source of   Maturity     Maturity      Beyond
                         Fair Value  < 1 Year    1 - 3 Years   3 Years     Total
Prices Actively Quoted     NYMEX:
   Trading                           $   7,748   $    872      $   384  $  9,004
   Hedging                               1,573         92           --     1,665
      Subtotal                           9,321        964          384    10,669
Other External Sources     Basis:
   Trading                               8,015      2,145           65    10,225
   Hedging                                 897         79           --       976
      Subtotal                           8,912      2,224           65    11,201
Total                                $  18,233  $   3,188      $   449  $ 21,870

NYMEX (New York Mercantile Exchange) is the primary national commodities exchange on which natural gas is traded. Basis represents the price of a NYMEX natural gas futures contract adjusted for the difference in price for delivering the gas at another location.

A reconciliation of SJI's estimated net fair value of energy-related derivatives, including energy trading and hedging contracts, follows (in thousands):
         Net Derivatives -- Energy Related Assets,
              January 1, 2004                     $       7,000
         Contracts Settled During 2004, Net              (6,672)
         Other Changes in Fair Value from
              Continuing and New Contracts, Net           8,709
         Net Derivatives -- Energy Related Assets,
              December 31, 2004                   $       9,037

Interest Rate Risk -- Our exposure to interest-rate risk relates primarily to short-term, variable rate borrowings. Short-term, variable rate debt outstanding at December 31, 2004 was $92.3 million and averaged $53.6 million during 2004. The months where average outstanding variable rate debt was at its highest and lowest levels were January, at $95.1 million, and May, at $22.7 million. A hypothetical 100 basis point (1%) increase in interest rates on our average variable rate debt outstanding would result in a $316,200 increase in our annual interest expense, net of tax. The 100 basis point increase was chosen for illustrative purposes, as it provides a simple basis for calculating the impact of interest rate changes under a variety of interest rate scenarios. Over the past five years, the change in basis points (b.p.) of our average monthly interest rates from the beginning to end of each year was as follows: 2004 -- 115 b.p. increase; 2003 -- 28 b.p. decrease; 2002 -- 74 b.p. decrease; 2001 --
383 b.p. decrease; and 2000 -- 83 b.p. increase. For December 2004, our average interest rate on variable rate debt was 3.02%.

SJG primarily issues long-term debt at fixed rates and, consequently, interest expense on existing debt is not significantly impacted by changes in market interest rates. SJG redeemed, at par, $4.5 million of 8.6% debenture notes in February 2004 and $15.0 million of 7.7% Medium Term Notes in July 2004. In November 2004, SJG entered into a derivative transaction known as a "Treasury Lock" to hedge against the impact of possible interest rate increases on a $10.0 million, 30-year debt issuance by SJG planned for July 2005. The only other long-term debt outstanding, exclusive of that issued by the utility, consists of the New Jersey Economic Development Authority bonds used to finance the construction of Marina's thermal energy plant and long-term bank loans used to finance the construction of a landfill gas cogeneration project. The bonds for the thermal plant were issued at floating rates that reset weekly. Subsequent to issuance, we entered into interest rate swap contracts that, as of December 31, 2004, effectively fixed the rate on $20.0 million of tax-exempt debt at 4.08% through 2011; and fixed the rates on $9.0 million, $3.9 million, $8.0 million and $3.9 million of taxable debt at 4.55%, 4.62%, 4.80% and 4.78%, respectively. The swaps on the taxable debt expire at various times between 2005 and 2014. The long-term debt for the landfill gas cogeneration project totaled $2.0 million and amortizes over 15 years at fixed rates.

Controls and Procedures --
Evaluation of Disclosure Controls and Procedures -- Management has established controls and procedures to ensure that material information relating to SJI, including its consolidated subsidiaries, is made known to the officers who certify its financial reports and to other members of senior management and the Board of Directors.

Based upon their evaluation as of December 31, 2004, the principal executive officer and the principal financial officer of SJI have concluded that the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) employed at SJI are effective to ensure that the information required to be disclosed by SJI in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control Over Financial Reporting -- Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commision. Based on our evaluation under that framework, management concluded that our internal control over financial reporting was effective as of December 31, 2004. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of South Jersey Industries, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that South Jersey Industries, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and statement of consolidated capitalization as of December 31, 2004, and the related consolidated statements of income, common equity and comprehensive income, and cash flows of the Company for the year then ended and our report dated March 2, 2005 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
March 2, 2005


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors and Stockholders of South Jersey Industries, Inc.

We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of South Jersey Industries, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in common stock equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of South Jersey Industries and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the accompanying 2003 balance sheet has been restated for the classification of prepaid pension assets from current assets to noncurrent assets.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for energy-related contracts to conform with the recission of EITF Issue No. 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" in 2003.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
March 2, 2005

Statements of Consolidated Income
(In Thousands Except for Per Share Data)

                                               South Jersey Industries, Inc.
                                                      and Subsidiaries
                                                   Year Ended December 31,

                                              2004         2003         2002
Operating Revenues:
    Utility (Notes 1, 8 & 9)              $   494,948   $  496,054  $   392,884
    Nonutility (Notes 1 & 8)                  324,128      209,142      119,006

      Total Operating Revenues                819,076      705,196      511,890

Operating Expenses:
    Cost of Sales -- Utility (Note 1)         326,981      335,427      246,135
    Cost of Sales -- Nonutility (Note 1)      287,714      184,992      105,242
    Operations                                 70,983       64,580       52,080
    Maintenance                                 5,772        5,678        6,101
    Depreciation (Note 1)                      24,888       24,646       22,451
    Energy and Other Taxes                     11,999       12,030       10,806

      Total Operating Expenses                728,337      627,353      442,815

Operating Income                               90,739       77,843       69,075

Other Income and Expense                          985          136          534
Interest Charges (Note 1)                      20,573       20,616       20,734

Income Before Income Taxes                     71,151       57,363       48,875

Income Taxes (Notes 1, 5 & 6)                  29,079       23,596       20,404
Equity in Affiliated Companies
 (Notes 1 & 3)                                    901          786          941

Income from Continuing Operations              42,973       34,553       29,412

Loss from Discontinued Operations --
 Net (Note 3)                                    (680)        (774)        (424)
Cumulative Effect of a Change in
 Accounting Principle -- Net (Note 1)              --         (426)          --

      Net Income Applicable to
       Common Stock                       $    42,293   $   33,353  $    28,988

Basic Earnings Per Common Share: (Note 4)
    Continuing Operations                 $      3.14   $     2.75  $      2.44
    Discontinued Operations                     (0.05)       (0.06)       (0.03)
    Cumulative Effect of a Change in
     Accounting Principle -- Net                   --        (0.03)          --

      Basic Earnings Per Common Share     $      3.09   $     2.66  $      2.41

Average Shares of Common Stock
  Outstanding -- Basic                         13,691       12,559       12,038

Diluted Earnings Per Common Share: (Note 4)
    Continuing Operations                 $      3.11   $     2.73  $      2.43
    Discontinued Operations                     (0.05)       (0.06)       (0.04)
    Cumulative Effect of a Change in
     Accounting Principle -- Net                   --        (0.03)          --

      Diluted Earnings Per Common Share   $      3.06   $     2.64  $      2.39

Average Shares of Common Stock
  Outstanding -- Diluted                       13,798       12,658       12,116

Dividends Declared Per Common Share       $      1.64   $     1.56  $      1.51



The accompanying footnotes are an integral part of the financial statements.

Statements of Consolidated Cash Flows
(In Thousands)
                                               South Jersey Industries, Inc.
                                                      and Subsidiaries
                                                   Year Ended December 31,

                                              2004         2003         2002
Cash Flows from Operating Activities:

Net Income Applicable to Common Stock     $   42,293   $   33,353   $    28,988
Adjustments to Reconcile Net Income to
 Cash Flows Provided by Operating Activities:
    Depreciation and Amortization             27,720       27,640        24,864
    Unrealized Loss (Gain) on
     Derivatives -- Energy Related               967       (2,332)          514
    Provision for Losses on
     Accounts Receivable                       1,171        3,245         3,706
    Revenues and Fuel Costs Deferred -- Net   14,582       30,075         6,788
    Deferred and Noncurrent Income
     Taxes and Credits -- Net                 14,930        4,275        14,343
    Environmental Remediation Costs -- Net    (2,572)       2,262         6,354
    Additional Pension Contributions          (9,681)      (5,731)      (17,091)
    Gas Plant Cost of Removal                 (1,107)        (925)       (1,147)
    Changes in:
      Accounts Receivable                    (19,763)     (16,762)      (29,139)
      Inventories                            (11,430)     (27,562)       17,949
      Other Prepayments and Current Assets      (223)       2,493        (3,194)
      Prepaid and Accrued Taxes -- Net        (9,964)      10,827           359
      Accounts Payable and Other
       Accrued Liabilities                    43,366        6,093        24,546
      Other Assets                            (6,326)      (2,598)       (5,017)
      Other Liabilities                       (3,213)       8,628         5,481

Net Cash Provided by Operating Activities     80,750       72,981        78,304

Cash Flows from Investing Activities:

    Return of Investment in
     (Investment in) Affiliates                  249          741          (481)
    Affiliate Repayment of Loan                  245           85           120
    Proceeds from Minority Interest              227           --            --
    Purchase of Available-for-Sale Securities   (338)        (339)         (693)
    Net (Purchase) Proceeds from
     Sale of Restricted Investments           (9,575)      (1,942)       20,882
    Capital Expenditures                     (74,148)     (61,563)      (83,593)

Net Cash Used in Investing Activities        (83,340)     (63,018)      (63,765)

Cash Flows from Financing Activities:

    Net (Repayments of) Borrowings from
     Lines of Credit                         (20,500)     (53,700)       14,140
    Proceeds from Issuance of Long-Term Debt  41,981      116,000        10,000
    Principal Repayments of Long-Term Debt   (21,773)     (86,740)      (30,268)
    Dividends on Common Stock                (22,534)     (19,717)      (18,204)
    Proceeds from Sale of Common Stock        26,710       37,160        10,937
    Premium for Early Retirement of Debt          --       (1,048)         (617)
    Payments for Issuance of Long-Term Debt     (386)      (1,845)         (201)

Net Cash Provided by (Used in)
 Financing Activities                          3,498       (9,890)      (14,213)

Net Increase in Cash and Cash Equivalents        908           73           326
Cash and Cash Equivalents at
 Beginning of Year                             4,364        4,291         3,965

Cash and Cash Equivalents at End of Year  $    5,272   $    4,364   $     4,291

Supplemental Disclosures of Cash Flow Information
 Cash paid during the year for:
       Interest
        (Net of Amounts Capitalized)      $   20,084   $   21,056   $    23,966
       Income Taxes (Net of Refunds)      $   17,551   $    8,699   $     8,433

The accompanying footnotes are an integral part of the financial statements.

Consolidated Balance Sheets
(In Thousands)

                                                   South Jersey Industries, Inc.
                                                          and Subsidiaries
                                                       Year Ended December 31,
                                                            2004       2003(1)
Assets
Property, Plant and Equipment: (Notes 1 & 8)
    Utility Plant, at original cost                   $   957,287   $   894,654
      Accumulated Depreciation                           (224,506)     (209,831)
    Nonutility Property and Equipment, at cost             71,129        65,768
      Accumulated Depreciation                             (4,040)       (2,326)
      Property, Plant and Equipment -- Net                799,870       748,265
Investments:
    Available-for-Sale Securities (Note 1)                  5,310         4,550
    Restricted (Note 7)                                    13,597         4,022
    Investments in Affiliates (Notes 1 & 3)                 1,942         2,191
      Total Investments                                    20,849        10,763
Current Assets:
    Cash and Cash Equivalents (Notes 1 & 12)                5,272         4,364
    Accounts Receivable (Note 1)                          113,778        98,221
    Unbilled Revenues (Note 1)                             45,857        42,892
    Provision for Uncollectibles (Note 1)                  (3,495)       (3,565)
    Natural Gas in Storage, average cost                   79,281        69,596
    Materials and Supplies, average cost                    5,357         3,612
    Prepaid Taxes                                           6,104         2,661
    Derivatives -- Energy Related Assets (Note 1)          25,677        23,472
    Derivatives -- Other (Note 1)                           1,549           565
    Other Prepayments and Current Assets                    4,491         4,268
      Total Current Assets                                283,871       246,086
Regulatory and Other Noncurrent Assets:
    Regulatory Assets (Note 1)                             72,635        75,780
    Prepaid Pension (Notes 1 & 10)                         28,589        19,690
    Derivatives -- Energy Related Assets (Note 1)           5,230         4,212
    Derivatives -- Other (Note 1)                             197            --
    Unamortized Debt Discount and Expense                   8,894         9,037
    Contract Receivables                                   16,153        11,290
    Other                                                   7,046         1,080
      Total Regulatory and Other Noncurrent Assets        138,744       121,089
      Total Assets                                    $ 1,243,334   $ 1,126,203

Capitalization and Liabilities
Capitalization:
    Common Equity (Notes 4 & 11)                      $   344,412   $   297,961
    Preferred Stock (Note 2)                                1,690         1,690
    Long-Term Debt (Note 7)                               328,914       308,781
      Total Capitalization                                675,016       608,432
Minority Interest                                             227            --
Current Liabilities:
    Notes Payable (Note 12)                                92,300       112,800
    Current Maturities of Long-Term Debt                    5,348         5,273
    Accounts Payable                                      118,836        80,254
    Customer Deposits                                       8,846         7,957
    Environmental Remediation Costs (Note 13)              13,810         7,865
    Taxes Accrued                                           5,419        11,940
    Derivatives -- Energy Related Liabilities (Note 1)     18,233        18,809
    Derivatives -- Other (Note 1)                           1,393         1,505
    Deferred Income Taxes -- Net (Note 5)                   7,082        11,537
    Interest Accrued and Other Current Liabilities         14,052        10,167
      Total Current Liabilities                           285,319       268,107
Deferred Credits and Other Noncurrent Liabilities:
    Deferred Income Taxes - Net (Note 5)                  143,068       121,922
    Investment Tax Credits (Note 6)                         3,129         3,471
    Pension and Other Postretirement Benefits (Note 10)    13,103        12,431
    Environmental Remediation Costs (Note 13)              41,181        47,001
    Derivatives -- Energy Related Liabilities (Note 1)      3,637         1,875
    Derivatives -- Other (Note 1)                           1,540         1,853
    Regulatory Liabilities (Note 1)                        63,836        49,970
    Other                                                  13,278        11,141
      Total Deferred Credits and
       Other Noncurrent Liabilities                       282,772       249,664
Commitments and Contingencies (Note 13)
      Total Capitalization and Liabilities            $ 1,243,334   $ 1,126,203

(1) Restated (Note 1)
The accompanying footnotes are an integral part of the financial statements.

Statements of Consolidated Capitalization
(In Thousands Except for Share Data)
                                                   South Jersey Industries, Inc.
                                                         and Subsidiaries
                                                        Year Ended December 31,

                                                            2004       2003
Common Equity: (Notes 4 & 11)
   Common Stock: Par Value $1.25 per share;
       Authorized 20,000,000 shares;
       Outstanding Shares: 13,879,968 (2004)
       and 13,229,001 (2003)
       Balance at Beginning of Year                    $  16,536    $    15,258
       Common Stock Issued Under Stock Plans                 814          1,278
       Balance at End of Year                             17,350         16,536
   Premium on Common Stock                               212,212        186,316
   Accumulated Other Comprehensive Income                  3,453          3,471
   Retained Earnings                                     111,397         91,638
            Total Common Equity                          344,412        297,961

Preferred Stock: (Note 2)
    South Jersey Gas Company - 8% Redeemable
     Cumulative Preferred Stock:
      Par Value $100 per share;
       41,966 Shares Authorized; 16,904 Outstanding        1,690          1,690

Long-Term Debt: (A)
       South Jersey Gas Company:
          First Mortgage Bonds: (B)
                8.19%      Series due 2007                 6,816          9,089
                6.12%      Series due 2010                10,000         10,000
                6.74%      Series due 2011                10,000         10,000
                6.57%      Series due 2011                15,000         15,000
                4.46%      Series due 2013                10,500         10,500
                5.027%     Series due 2013                14,500         14,500
                4.52%      Series due 2014                11,000         11,000
                5.115%     Series due 2014                10,000         10,000
                7.7%       Series due 2015 (C)                --         15,000
                6.50%      Series due 2016                 9,965          9,965
                4.60%      Series due 2016                17,000         17,000
                4.657%     Series due 2017                15,000         15,000
                7.97%      Series due 2018                10,000         10,000
                7.125%     Series due 2018                20,000         20,000
                7.7%       Series due 2027                35,000         35,000
                7.9%       Series due 2030                10,000         10,000
                5.55%      Series due 2033                32,000         32,000
                5.387%     Series due 2015 (D)            10,000             --
                5.437%     Series due 2016 (D)            10,000             --
                5.587%     Series due 2019 (D)            10,000             --
                6.213%     Series due 2034 (D)            10,000             --
          Unsecured Notes:
                Debenture Notes, 8.6% due 2010            10,500         15,000
       Marina Energy LLC: (E)
          Series A Bonds at variable rates due 2031       20,000         20,000
          Series B Bonds at variable rates due 2021       25,000         25,000
       AC Landfill Energy, LLC: (F)
          Bank Term Loan, 6% due 2014                        800             --
          Mortgage Bond, 4.19% due 2019                    1,181             --

              Total Long-Term Debt Outstanding           334,262        314,054
              Less Current Maturities                      5,348          5,273

              Total Long-Term Debt                       328,914        308,781

Total Capitalization                                  $  675,016     $  608,432


(A) The long-term debt maturities and sinking fund requirements for the succeeding five years are as follows: 2005, $5,348; 2006, $5,367; 2007, $5,373; 2008, $1,607; and 2009, $113.
(B) SJG's First Mortgage dated October 1, 1947, as supplemented, securing the First Mortgage Bonds (FMB) constitutes a direct first mortgage lien on substantially all utility plant.
(C) On July 15, 2004, SJG redeemed its 7.7% Series due 2015 at par.
(D) On August 4, 2004, SJG issued $40 million of debt under its Medium Term Note program established in 2002.
(E) Marina has issued $29 million, $10 million and $6 million, respectively, of variable rate revenue bonds through the New Jersey Economic Development Authority. The variable rates at December 31, 2004 for the Series A and Series B bonds were 1.97% and 2.51%, respectively.
(F) On October 5, 2004, ACLE entered into a $0.8 million fixed rate term loan with a commercial bank and concurrently issued a fixed interest bond through the New Jersey Economic Development Authority in the amount of $1.18 million.

The accompanying footnotes are an integral part of the financial statements.


                                      -25-

Consolidated Statements of Changes in Common Equity and Comprehensive Income
(In Thousands)
                                          South Jersey Industries, Inc.
                                                  and Subsidiaries
                                      Years Ended December 31, 2002, 2003 & 2004

                                                                                     Accumulated
                                                                                        Other
                                                       Common      Premium on       Comprehensive      Retained
                                                       Stock      Common Stock      (Loss) Income      Earnings        Total

Balance at December 31, 2001                        $   14,826     $  139,929         $   (1,687)     $   67,218    $  220,286
Net Income Applicable to Common Stock                                                                     28,988        28,988
Changes in Other Comprehensive (Loss) Income,
  Net of Tax:*
    Minimum Pension Liability Adjustment                                                  (7,271)                       (7,271)
    Unrealized Loss on Equity Investments                                                   (149)                         (149)
    Unrealized Gain on Derivatives                                                         3,205                         3,205
    Reclassification Adjustment for Amounts
      Included in Net Income                                                                  --                            --
Comprehensive Income                                                                                                    24,773
Common Stock Issued Under Stock Plans                      432         10,505                                           10,937
Cash Dividends Declared -- Common Stock                                                                  (18,204)      (18,204)

Balance at December 31, 2002                            15,258        150,434             (5,902)         78,002       237,792
Net Income Applicable to Common Stock                                                                     33,353        33,353
Changes in Other Comprehensive Income (Loss),
  Net of Tax:*
    Minimum Pension Liability Adjustment                                                   9,259                         9,259
    Unrealized Gain on Equity Investments                                                    432                           432
    Unrealized Gain on Derivatives                                                         4,582                         4,582
    Reclassification Adjustment for Amounts
      Included in Net Income                                                              (4,900)                       (4,900)
Comprehensive Income                                                                                                    42,726
Common Stock Issued Under Stock Plans                    1,278         35,882                                           37,160
Cash Dividends Declared -- Common Stock                                                                  (19,717)      (19,717)

Balance at December 31, 2003                            16,536        186,316              3,471          91,638       297,961
Net Income Applicable to Common Stock                                                                     42,293        42,293
Changes in Other Comprehensive (Loss) Income,
  Net of Tax:*
    Unrealized Loss on Equity Investments                                                   (192)                         (192)
    Unrealized Gain on Derivatives                                                         3,445                         3,445
    Reclassification Adjustment for Amounts
      Included in Net Income                                                              (3,271)                       (3,271)
Comprehensive Income                                                                                                    42,275
Common Stock Issued Under Stock Plans                      814         25,896                                           26,710
Cash Dividends Declared -- Common Stock                                                                  (22,534)      (22,534)

Balance at December 31, 2004                        $   17,350     $  212,212         $    3,453      $  111,397    $  344,412



Disclosure of Changes in Accumulated Other Comprehensive (Loss) Income Balances *
(In Thousands)


                                                                 Unrealized                           Accumulated
                                                Mimimum          (Loss) Gain       Unrealized           Other
                                           Pension Liability      on Equity      Gain (Loss) on      Comprehensive
                                               Adjustment        Investments       Derivatives       (Loss) Income


Balance at December 31, 2001                 $     (1,988)      $      --         $      301        $    (1,687)
     Changes During Year                           (7,271)           (149)             3,205             (4,215)
Balance at December 31, 2002                       (9,259)           (149)             3,506             (5,902)
     Changes During Year                            9,259             432               (318)             9,373
Balance at December 31, 2003                           --             283              3,188              3,471
     Changes During Year                               --            (192)               174                (18)
Balance at December 31, 2004                 $         --       $      91         $    3,362        $     3,453


*Determined using a combined statutory tax rate of 40.85%.

The accompanying footnotes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION -- The consolidated financial statements include the accounts of South Jersey Industries, Inc. (SJI), its wholly owned subsidiaries and a subsidiary in which we have a controlling interest. We eliminated all significant intercompany accounts and transactions.

RESTATEMENT -- Subsequent to the issuance of consolidated financial statements for the year ended December 31, 2003, SJI determined that its prepaid pension asset of approximately $19.7 million classified as a current asset should have been classified as a noncurrent asset. As a result, the December 31, 2003 consolidated balance sheet was restated to reclassify the $19.7 million from current assets to noncurrent assets. This restatement had no impact on total assets, common equity, the statement of consolidated income, or the statement of consolidated cash flows.

EQUITY INVESTMENTS -- We classify equity investments purchased as long-term investments as Available-for-Sale Securities on our consolidated balance sheets and carry them at their fair value with any unrealized gains or losses included in Accumulated Other Comprehensive Income. SJI, either directly or through its wholly owned subsidiaries, currently holds a 50% non-controlling interest in two affiliated companies and accounts for the investments under the equity method. We include the operations of these affiliated companies on a pre-tax basis in the statements of consolidated income under Equity in Affiliated Companies (See
Note 3).

ESTIMATES AND ASSUMPTIONS -- We prepare our financial statements to conform with generally accepted accounting principles. Management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates. Significant estimates include amounts related to regulatory accounting, energy derivatives, environmental remediation costs, pension and other postretirement benefit costs, and revenue recognition.

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

REVENUES -- Gas and electric revenues are recognized in the period the commodity is delivered and customers are billed monthly. For SJG and SJE retail customers not billed at the end of each month, we record an estimate to recognize unbilled revenues for gas and electricity delivered from the date of the last meter reading to the end of the month.

We defer and recognize revenues related to South Jersey Energy Service Plus, LLC (SJESP) appliance service contracts seasonally over the full 12-month term of the contract.

Marina Energy LLC (Marina) recognizes revenue on a monthly basis as services are provided and for on-site energy production that is delivered to its customers.

The BPU allows SJG to recover gas costs through the Basic Gas Supply Service
(BGSS) clause. We collect these costs on a forecasted basis upon BPU order. SJG defers over/under-recoveries of gas costs and includes them in the following year's BGSS or other similar recovery mechanism. We pay interest on overcollected BGSS balances at the rate of return on rate base utilized by the BPU to set rates in its last base rate proceeding (See Note 9).

SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC), a New Jersey Clean Energy Program (NJCEP) and a Universal Service Fund (USF) program. Our TAC reduces the impact of temperature fluctuations on SJG and its customers. The RAC recovers environmental remediation costs of former gas manufacturing plants and the NJCEP recovers costs associated with our energy efficiency and renewable energy programs. The USF is a statewide customer assistance program that utilizes utilities as a collection agent. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover related costs through rates over 7-year amortization periods (See Notes 9 & 13). NJCEP and USF adjustments are also deferred and do not affect earnings, as related costs and customer credits are recovered through rates on an ongoing basis (See Note 9).

ACCOUNTS RECEIVABLE AND PROVISION FOR UNCOLLECTIBLE ACCOUNTS -- Accounts receivable are carried at the amount owed by customers. A provision for uncollectible accounts was established based on our collection experience and an assessment of the collectibility of specific accounts.

PROPERTY, PLANT AND EQUIPMENT -- For regulatory purposes, utility plant is stated at original cost, which may be different than SJG's cost if the assets were acquired from another regulated entity. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

DEPRECIATION -- We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. These estimates are periodically reviewed and adjusted as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.9% in both 2003 and 2002. As a result of SJG's recent rate case settlement, its composite depreciation rate was reduced from 2.9% to 2.4% effective July 8, 2004 (See Note
9). Except for extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired less salvage (See Asset Retirement Costs). Nonutility property depreciation is computed on a straight-line basis over the estimated useful lives of the property, ranging up to 50 years. Gain or loss on the disposition of nonutility property is recognized in net income.

CAPITALIZED INTEREST -- SJG capitalizes interest on construction at the rate of return on rate base utilized by the BPU to set rates in its last base rate proceeding (See Note 9). SJG capitalized interest of $0.7 million in 2004, $0.6 million in 2003 and $0.4 million in 2002. Marina also capitalized interest during the construction of its thermal energy facility based on the actual cost of borrowed funds. Marina capitalized interest of $1.8 million in 2003 and $1.6 million in 2002. Marina did not capitalize any interest during 2004. SJG's amounts are included in Utility Plant and Marina's amounts are included in Nonutility Property and Equipment on the consolidated balance sheets. All capitalized interest is reflected on the statements of consolidated income as a reduction of Interest Charges.

IMPAIRMENT OF LONG-LIVED ASSETS -- We review the carrying amount of an asset for possible impairment whenever events or changes in circumstances indicate that such amount may not be recoverable. For the years ended 2004, 2003 and 2002, we did not identify any significant impairments.

ENERGY TRADING ACTIVITIES AND DERIVATIVE INSTRUMENTS -- Certain SJI subsidiaries are involved in buying, selling, transporting and storing natural gas and buying and selling retail electricity for their own accounts as well as managing these activities for others. These subsidiaries are subject to market risk due to price fluctuations. To manage this risk, our companies enter into a variety of physical and financial transactions including forward contracts, swap agreements, option contracts and futures contracts.

SJI structured its subsidiaries so that SJG and SJE transact commodities on a physical basis and typically do not directly enter into positions that financially settle. SJRG performs this risk management function for these entities and enters into the types of financial transactions noted above. As part of its gas purchasing strategy, SJG occasionally uses financial contracts to hedge against forward price risk. The costs of these short-term contracts are recoverable through SJG's BGSS, subject to BPU approval. As of December 31, 2004 and 2003, SJG has $0.5 million and $(1.8) million of cost (cost reductions), respectively, included in its BGSS related to these contracts (See caption Regulatory Assets & Regulatory Liabilities). Management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in identifying, assessing and controlling various risks. Management reviews any open positions in accordance with strict policies to limit exposure to market risk.

SJI accounts for derivative instruments in accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. We record all derivatives, whether designated in hedging relationships or not, on the consolidated balance sheets at fair value unless the derivative contracts qualify for the normal purchase and sale exemption. If the derivative is designated as a fair value hedge, we recognize the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk in earnings. We currently have no fair value hedges. If the derivative is designated as a cash flow hedge, we record the effective portion of the hedge in Accumulated Other Comprehensive Income and recognize it in the income statement when the hedged item affects earnings. We recognize ineffective portions of the cash flow hedges immediately in earnings. For the years ended December 31, 2004, 2003 and 2002, the ineffective portions of the derivatives designated as cash flow hedges were not material. We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives, strategies for undertaking various hedge transactions and our methods for assessing and testing correlation and hedge ineffectiveness. All hedging instruments are linked to the hedged asset, liability, firm commitment or forecasted transaction. We also assess whether these derivatives are highly effective in offsetting changes in cash flows or fair values of the hedged items. We discontinue hedge accounting prospectively if we decide to discontinue the hedging relationship; determine that the anticipated transaction is no longer likely to occur; or if we determine that a derivative is no longer highly effective as a hedge. In the event that hedge accounting is discontinued, we will continue to carry the derivative on the balance sheet at its current fair value and recognize subsequent changes in fair value in current period earnings. Unrealized gains and losses on the discontinued hedges that were previously included in Accumulated Other Comprehensive Income will be reclassified into earnings. During 2004, $0.7 million of unrealized gain on derivatives previously designated as cash flow hedges, was reclassified into Operating Revenues - Nonutility because we determined that the anticipated hedged transaction was no longer likely to occur. As permitted under Statement No. 133, SJI has elected to designate certain energy-related derivative instruments as cash flow hedges which protect against the price variability of our forecasted sales and purchases of natural gas. Based on the amount recorded in Accumulated Other Comprehensive Income at December 31, 2004, we expect $6.4 million to be recorded as an increase in revenues in 2005. As of December 31, 2004, hedges for future forecasted transactions exist into 2006.

SJRG manages its portfolio of purchases and sales, as well as natural gas in storage, using a variety of instruments that include forward contracts, swap agreements, option contracts and futures contracts. SJI measures the fair value of the contracts and records these as Derivatives -- Energy Related Assets or Derivatives -- Energy Related Liabilities on our consolidated balance sheets. For those derivatives not designated as hedges, we recorded the net unrealized pre-tax (loss) gain of $(1.0) million, $2.3 million and $(0.5) million in earnings during the years ended December 31, 2004, 2003 and 2002, respectively, which are included with realized gains and losses in Operating Revenues -- Nonutility.

SJI presents revenues and expenses related to its trading derivatives on a net basis in Operating Revenues -- Nonutility in our consolidated statements of income consistent with Emerging Issues Task Force (EITF) Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." There is no effect on operating income or net income from the above presentation.

On October 25, 2002, the EITF reached a consensus on Issue No. 02-03 that rescinded EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," and changed the accounting for certain energy contracts effective for transactions entered into after that date, with a cumulative effect adjustment for previously existing transactions to be recognized in the quarter beginning January 1, 2003. As a result of EITF Issue No. 02-03, SJI only marks-to-market those energy-related contracts that meet the definition of a derivative in Statement No. 133. Energy-related contracts that do not meet the definition of a derivative are accounted for using the accrual basis of accounting. The effect of this change in accounting resulted in the net charge of $426,338 shown as a Cumulative Effect of a Change in Accounting Principle -- Net in 2003.

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

In January 2002, Marina issued an additional $10.0 million of taxable Series B variable rate bonds through the New Jersey Economic Development Authority. In April 2002, we entered into an interest rate swap contract that effectively fixed the interest rate on these bonds at 4.62% for a 4-year period. The notional amount of this swap decreased to $8.0 million in December 2003, then decreased to $3.9 million in December 2004, and terminates in December 2005.

In November 2004, we entered into two additional interest rate swap contracts against Marina's taxable Series B variable rate bonds for a 10-year period. The swaps effectively provide us with a fixed interest rate of 4.80% on $3.9 million and 4.78% on $8.0 million of the bonds, respectively.

Also in November 2004, we entered into a derivative transaction known as a "Treasury Lock" to hedge against the impact of possible interest rate increases on a $10.0 million, 30-year debt issuance by SJG planned for July 2005.

We entered into interest rate swap agreements to hedge the exposure to increasing rates with respect to our variable rate debt. The differential to be paid or received as a result of these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. We account for these interest rate swaps as cash flow hedges. At inception, and as of December 31, 2004 and 2003, the market value of these swaps was $(1.9) million and $(1.8) million, respectively, which represents the amount we would have to pay the counterparty to terminate these contracts as of those dates. We include these balances on the consolidated balance sheets under Derivatives -- Other. As of December 31, 2004 and 2003, we calculated the swaps to be highly effective; therefore, we record the changes in fair value of the swaps, net of taxes, in Accumulated Other Comprehensive Income.

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

ASSET RETIREMENT COSTS -- In January 2003, SJI adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations," which establishes accounting and reporting standards for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SJG has certain easements and right-of-way agreements that qualify as legal obligations under Statement No. 143. However, it is our intent to maintain these agreements in perpetuity; therefore, no change in SJG's current accounting practices is required related to these agreements.

SJG recovers certain asset retirement costs through rates charged to customers. As of December 31, 2004 and 2003, SJG had accrued amounts in excess of actual removal costs incurred totaling $47.3 million and $45.2 million, respectively, which in accordance with Statement No. 143, we recorded as Regulatory Liabilities on the consolidated balance sheets. The adoption of this statement did not materially affect SJI's financial condition or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS -- In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure," which was effective for SJI's 2002 annual financial statements. Effective in 2003, SJI adopted the policy of accounting for this compensation using the fair value based method on a prospective basis. This method calls for expensing the estimated fair value of a stock option. The provisions of this statement currently have no impact on SJI's financial statements. In addition, the FASB issued Statement No. 123(R), "Share-Based Payment" in December 2004. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. While this statement is not effective until reporting periods beginning after June 15, 2005, SJI has completed its assessment of Statement No. 123(R) and has determined that it does not have any impact on our accounting for share-based payments.

In December 2003, the FASB revised Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46R), which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." This interpretation provides guidance on the identification and consolidation of variable interest entities (VIEs), whereby consolidation is achieved through means other than through control. SJI has completed its assessment of FIN 46R and has determined that it does not have any interest in VIEs.

Also in December 2003, the FASB revised Statement No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pension and other post-retirement benefit plans, including new interim reporting requirements. SJI has complied with new disclosure requirements (See Note 10).

In November 2004, the FASB issued Statement No. 151, "Inventory Costs." This statement requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage be charged to income as a current period expense rather than capitalized as inventory costs. The effective date of this statement is January 1, 2006; however, we do not expect it to impact SJI based on its current lines of business.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29, Accounting for Nonmonetary Transactions." This statement redefines the types of nonmonetary exchanges that require fair value measurement. Statement No. 153 is effective for nonmonetary transactions entered into on and after July 1, 2005. SJI is currently evaluating the effect of this standard, but we do not anticipate the adoption of this statement will materially affect SJI's consolidated financial statements.

INCOME TAXES -- Deferred income taxes are provided for all significant temporary differences between book and taxable basis of assets and liabilities (See Notes 5 & 6).

REGULATORY ASSETS & REGULATORY LIABILITIES -- Regulatory Assets at December 31, 2004 and 2003 consisted of the following items:
                                      Years Remaining
                                           as of          Thousands of Dollars
                                       Dec. 31, 2004          2004       2003
Environmental Remediation Costs:
    (Notes 9 & 13)
      Expended -- Net                    Various          $   5,281   $   4,147
      Liability for Future Expenditures    --                51,046      50,983
Income Taxes -- Flowthrough
    Depreciation (Note 6)                   7                 6,641       7,619
Postretirement Benefit Costs (Note 10)      8                 3,024       3,402
Gross Receipts and Franchise Taxes
    (Note 6)                                2                   924       1,367
Societal Benefit Charges (Note 9)        Various              4,562       7,529
Other                                      --                 1,157         733
    Total Regulatory Assets                               $  72,635   $  75,780

Each item separately identified above is being recovered through utility rate charges. SJG is currently permitted to recover interest on its Environmental Remediation and Societal Benefit costs while the other assets are being recovered without a return on investment over the period indicated (See Note 9). Most of the assets reflected within the above caption "Other" are currently being recovered from ratepayers as approved by the BPU (See Note 9). Management believes that all deferred costs are probable of recovery from ratepayers through future utility rates.

Regulatory Liabilities at December 31, 2004 and 2003 consisted of the following items:
                                                          Thousands of Dollars
                                                              2004       2003

Deferred Gas Revenues -- Net                              $   12,334  $      90
Excess Plant Removal Costs                                    47,345     45,241
Overcollected State Taxes                                      3,871      4,353
Other                                                            286        286
      Total Regulatory Liabilities                        $   63,836  $  49,970

Deferred Gas Revenues - Net represent SJG's net overcollected gas costs and are monitored through SJG's BGSS mechanism. As of December 31, 2003, SJG carried an offsetting underrecovery of gas costs in the amount of $16.1 million representing the remaining balance of a $38.9 million underrecovery originating in 2001. We collected this 2001 underrecovery from customers over three years. We collected the remaining balance during 2004 (See previous discussion of Revenues and Note 9).

Derivatives used to hedge SJG's natural gas purchases are recoverable through its BGSS, subject to BPU approval. We record the offset to the change in fair value of these contracts as a Regulatory Asset or Regulatory Liability accordingly.

Excess Plant Removal Costs represent amounts accrued in excess of actual utility plant removal costs incurred to date (See Asset Retirement Costs). All other amounts are subject to being returned to ratepayers in future rate proceedings.

CASH AND CASH EQUIVALENTS -- For purposes of reporting cash flows, highly liquid investments with original maturities of three months or less are considered cash equivalents.

RECLASSIFICATIONS -- SJI reclassified some previously reported amounts to conform with current year classifications. Such reclassifications include the move of $8.4 million and $6.8 million of certain operating expenses previously included in Utility Revenue to Cost of Sales - Utility and Operations Expense for 2003 and 2002, respectively. These amounts are considered immaterial to the overall presentation of SJI's consolidated financial statements.


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

SJI has 2,500,000 authorized shares of Preference Stock, no par value, which has not been issued. SJI has authorized, registered and reserved for issuance 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Preferred Stock) connected with its Shareholder Rights Plan (See Note 4).


3. DIVESTITURES AND AFFILIATIONS:

DIVESTITURES -- In 1996, Energy & Minerals, Inc. (EMI), an SJI subsidiary, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary (See Note 13). SJI conducts tests annually to estimate the environmental remediation costs for properties owned by South Jersey Fuel, Inc.
(SJF), an EMI subsidiary, from its previously operated fuel oil business. SJI reports the environmental remediation activity related to these properties as discontinued operations.
Summarized operating results of the discontinued operations were:
                                                  Thousands of Dollars
                                           2004          2003           2002
Loss before Income Taxes:
     Sand Mining                        $   (863)     $   (705)      $   (467)
     Fuel Oil                               (183)         (495)          (122)
     Other                                    --           (32)           (67)
Income Tax Credits                           366           458            232
Loss from Discontinued
    Operations -- Net                   $   (680)     $   (774)      $   (424)
Earnings Per Common Share
  from Discontinued Operations -- Net:
        Basic                           $  (0.05)     $  (0.06)      $  (0.03)
        Diluted                         $  (0.05)     $  (0.06)      $  (0.04)

Losses from sand mining are mainly comprised of environmental remediation and product liability litigation associated with Morie's prior activities. Losses from fuel oil in 2003 are mainly attributable to a property sale. The caption "Other" represents construction and merchandising activities that were discontinued in 1997 and 2001, respectively.

AFFILIATIONS -- SJI and Conectiv Solutions, LLC formed Millennium Account Services, LLC to provide meter reading services in southern New Jersey.
SJE and GZA GeoEnvironmental, Inc. formed AirLogics, LLC to market a jointly developed air monitoring system designed to assist companies involved in environmental cleanup activities.

In April 2004, Marina and DCO Energy, LLC formed AC Landfill Energy, LLC (ACLE) to develop and install a 1,400-kilowatt methane-to-electric power generation system at a county-owned landfill in Egg Harbor Township, NJ. Marina owns a 51% interest in ACLE and consolidates ACLE's balance sheet and results of operation accordingly, as applicable. Commercial operation of the plant is targeted for early 2005.


4. COMMON STOCK:

SJI has 20,000,000 shares of authorized Common Stock.
The following shares were issued and outstanding:
                                         2004           2003             2002
Beginning of Year                    13,229,001     12,206,474       11,860,990
New Issues During Year:
  Dividend Reinvestment Plan            616,301        986,731          338,518
  Employees' Stock Ownership Plan          --            1,511            4,162
  Stock Option, Stock Appreciation
    Rights and Restricted Stock
      Award Plan                         32,056         32,005              590
  Directors' Restricted Stock             2,610          2,280            2,214
End of Year                          13,879,968     13,229,001       12,206,474

We credited the par value ($1.25 per share) of stock issued in 2004, 2003 and 2002 to Common Stock. We credited the net excess over par value of approximately $25.9 million, $35.9 million and $10.5 million, respectively, to Premium on Common Stock.

EARNINGS PER COMMON SHARE -- We present basic EPS based on the weighted-average number of common shares outstanding. EPS is presented in accordance with FASB Statement No. 128, "Earnings Per Share," which establishes standards for computing and presenting basic and diluted EPS. The incremental shares required for inclusion in the denominator for the diluted EPS calculation were 106,762, 99,649 and 77,866 shares for the years ended December 31, 2004, 2003 and 2002, respectively. These shares relate to SJI's restricted stock as discussed below.

STOCK OPTION, STOCK APPRECIATION RIGHTS AND RESTRICTED STOCK AWARD PLAN -- Under this plan, no more than 306,000 shares in the aggregate may be issued to SJI's officers and other key employees. No options or stock appreciation rights may be granted under the plan after November 22, 2006. No options were granted or outstanding during the three years ended December 31, 2004, 2003 and 2002. No stock appreciation rights have been issued under the plan. In 2004, 2003 and 2002, we granted 21,899, 30,810 and 26,034 restricted shares, respectively. These restricted shares vest over a 3-year period and are subject to SJI achieving certain performance targets. The annual expense associated with these awards was approximately $2.1 million, $1.0 million and $0.6 million in 2004, 2003 and 2002, respectively.

DIVIDEND REINVESTMENT PLAN (DRP) AND EMPLOYEES' STOCK OWNERSHIP PLAN (ESOP) -- Newly issued shares of common stock offered through the DRP are issued directly by SJI. All shares previously offered through the ESOP, which was terminated as of October 1, 2003, were also issued directly by SJI. As of December 31, 2004, SJI reserved 1,062,675 shares of authorized, but unissued, common stock for future issuance to the DRP.

DIRECTORS' RESTRICTED STOCK PLAN -- Under this plan, SJI grants annual awards to outside directors which vest over three years. SJI holds shares issued as restricted stock until the attached restrictions lapse. We record the stock's market value on the grant date as compensation expense over the applicable vesting period. The annual expense associated with this plan was $82,826, $80,255 and $67,242 in 2004, 2003 and 2002, respectively.

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


5. INCOME TAXES:

SJI files a consolidated federal income tax return. State income tax returns are filed on a separate company basis in states where SJI has operations and/or a requirement to file.

Total income taxes applicable to operations differ from the tax that would have resulted by applying the statutory Federal Income Tax rate to pre-tax income for the following reasons:
                                                      Thousands of Dollars
                                                   2004        2003       2002
Tax at Statutory Rate                          $  25,218   $  20,352  $  17,436
Increase (Decrease) Resulting from:
  State Income Taxes                               4,383       3,659      3,143
  ESOP                                              (766)       (723)      (489)
Amortization of Investment
  Tax Credit (Note 6)                               (342)       (347)      (347)
  Amortization of Flowthrough
    Depreciation (Note 6)                            664         664        664
  Other -- Net                                       (78)         (9)        (3)
Income Taxes:
  Continuing Operations                           29,079      23,596     20,404
  Discontinued Operations                           (366)       (458)      (232)
  Cumulative Effect of a Change
    in Accounting Principle                           --        (294)        --
Net Income Taxes                               $  28,713   $  22,844  $  20,172

The provision for Income Taxes is comprised of the following:
                                                      Thousands of Dollars
                                                   2004        2003       2002
Current:
  Federal                                      $   8,270   $  12,402  $   3,044
  State                                            5,879       6,919      3,017
    Total Current                                 14,149      19,321      6,061
Deferred:
  Federal:
    Excess of Tax Depreciation Over
     Book Depreciation -- Net                     16,102      12,339     10,960
    Deferred Fuel Costs -- Net                    (3,548)    (10,446)    (3,728)
Environmental Costs -- Net                           826        (162)    (1,490)
    Alternative Minimum Tax                          --        2,181       (495)
    Prepaid Pension                                3,038       1,647      5,743
    Deferred Regulatory Costs                       (883)        750      1,543
    Other -- Net                                  (1,188)       (397)       339
  State                                              925      (1,290)     1,818
    Total Deferred                                15,272       4,622     14,690
Investment Tax Credit                               (342)       (347)      (347)
  Income Taxes:
    Continuing Operations                         29,079      23,596     20,404
    Discontinued Operations                         (366)       (458)      (232)
    Cumulative Effect of a Change
      in Accounting Principle                       --         (294)       --
Net Income Taxes                               $  28,713   $  22,844  $  20,172

The net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes resulted in the following deferred tax liabilities at December 31:
                                                      Thousands of Dollars
                                                  2004         2003
Current:
   Deferred Fuel Costs -- Net                  $   2,774   $   7,235
   Derivatives / Unrealized Gain                   4,518       4,868
   Other                                            (210)       (566)
     Current Deferred Tax Liability -- Net     $   7,082   $  11,537
Noncurrent:
  Book versus Tax Basis of Property            $ 130,788   $ 116,504
  Prepaid Pension                                 12,842       7,616
  Environmental                                    1,709         694
  Deferred Regulatory Costs                        3,242       4,687
  Deferred State Tax                              (2,706)     (2,358)
  Investment Tax Credit Basis Gross-Up            (1,612)     (1,891)
  Other                                           (1,195)     (3,330)
    Noncurrent Deferred Tax Liability -- Net   $ 143,068   $ 121,922


6. FEDERAL AND OTHER REGULATORY TAX ASSETS AND DEFERRED CREDITS:

The primary asset created by adopting FASB Statement No. 109, "Accounting for Income Taxes," was Income Taxes -- Flowthrough Depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented excess tax depreciation over book depreciation on utility plant because of temporary differences for which, prior to Statement No. 109, deferred taxes previously were not provided. SJG previously passed these tax benefits through to ratepayers. SJG is recovering the amortization of the regulatory asset through rates over 18 years which began in December 1994 (See Note 1).

The Investment Tax Credit attributable to SJG was deferred and continues to be amortized at the annual rate of 3%, which approximates the life of related assets (See Note 5).

SJG deferred $11.8 million resulting from a change in the basis for accruing the Gross Receipts & Franchise Tax in 1978 and is amortizing it to operations over 30 years beginning that same year. We accelerated this amortization slightly as a result of a subsequent rate making proceeding (See Note 1 - Regulatory Assets).


7. FINANCIAL INSTRUMENTS:

RESTRICTED INVESTMENTS -- In accordance with the terms of ACLE's loan agreements, we were required to escrow unused proceeds pending approved construction expenditures. As of December 31, 2004, the escrowed proceeds totaled $553,000.

SJRG maintains a margin account with a national investment firm to support its risk management activities. As of December 31, 2004 and 2003, the balance of this account was $13.0 million and $4.0 million, respectively, due to changes in the market value of outstanding contracts.

LONG-TERM DEBT -- We estimate the fair values of SJI's long-term debt, including current maturities, as of December 31, 2004 and 2003, to be $350.2 million and $338.6 million, respectively. Carrying amounts are $334.3 million and $314.1 million, respectively. We base the estimates on interest rates available to SJI at the end of each year for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

OTHER FINANCIAL INSTRUMENTS -- The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 2004 and 2003.


8. SEGMENTS OF BUSINESS:

Information about SJI's operations in different industry segments is presented below:
                                                      Thousands of Dollars
                                                   2004        2003       2002
Operating Revenues:
  Gas Utility Operations                      $  502,465  $  526,846 $  415,640
  Wholesale Gas Operations                        18,059      10,560      4,998
  Retail Gas and Other Operations                213,786     175,512    112,002
  Retail Electric Operations                      72,852      14,868      2,704
  On-Site Energy Production                       20,866      12,736        852
  Appliance Service Operations                    12,733       9,596      8,386
    Subtotal                                     840,761     750,118    544,582
  Intersegment Sales                             (21,685)    (44,922)   (32,692)
    Total Operating Revenues                  $  819,076  $  705,196 $  511,890

Operating Income:
  Gas Utility Operations                      $   70,455  $   64,200 $   59,252
  Wholesale Gas Operations                         5,400       4,998      4,280
  Retail Gas and Other Operations                  7,366       5,447      4,201
  Retail Electric Operations                       1,612         153        (42)
  On-Site Energy Production                        5,756       3,122        416
  Appliance Service Operations                     1,780       1,220      1,622
  General Corporate                               (1,630)     (1,297)      (654)
    Total Operating Income                    $   90,739  $   77,843 $   69,075

Depreciation and Amortization:
  Gas Utility Operations                      $   25,831  $   26,627 $   24,730
  Wholesale Gas Operations                            15          13         12
  Retail Gas and Other Operations                    113         106         84
  Retail Electric Operations                          --          --         --
  On-Site Energy Production                        1,680         866         10
  Appliance Service Operations                        81          --        --
  Discontinued Operations                             --          28         28
    Total Depreciation and Amortization       $   27,720  $   27,640 $   24,864

Property Additions:
  Gas Utility Operations                      $   68,656  $   53,238 $   49,646
  Wholesale Gas Operations                            15           6         --
  Retail Gas and Other Operations                     90         245        138
  Retail Electric Operations                          --          --         --
  On-Site Energy Production                        5,314       8,137     33,925
  Appliance Service Operations                        97          --         --
    Total Property Additions                  $   74,172  $   61,626 $   83,709

Identifiable Assets:
  Gas Utility Operations                      $1,007,587  $  937,732
  Wholesale Gas Operations                       103,689      70,156
  Retail Gas and Other Operations                 53,880      51,405
  Retail Electric Operations                      12,580       8,801
  On-Site Energy Production                       84,616      72,896
  Appliance Service Operations                    11,640       6,830
  Discontinued Operations                            413       2,358
    Subtotal                                   1,274,405   1,150,178
  Corporate Assets                                46,674      36,755
  Intersegment Assets                            (77,745)    (60,730)
    Total Identifiable Assets                 $1,243,334  $1,126,203

Gas Utility Operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Wholesale Gas Operations include SJRG's activities. Retail Gas and Other Operations include natural gas acquisition and transportation service companies. Retail Electric Operations consist of electricity acquisition and transportation to retail, commercial and industrial customers. On-Site Energy Production consists of Marina's thermal energy facility and other energy-related projects. Appliance Service Operations include the servicing of appliances via the sale of appliance service programs as well as on a time and materials basis and the installation of residential and small commercial HVAC systems.

SJI's interest expense relates primarily to SJG's and Marina's borrowing and financing activities. Interest income is essentially derived from borrowings between the subsidiaries and is eliminated during consolidation.


9. REGULATORY ACTIONS:

BASE RATES -- In January 1997, the BPU granted SJG rate relief, which was predicated in part upon a 9.62% rate of return on rate base that included an 11.25% return on common equity. This rate relief provided for cost-of-service recovery, including deferred costs, through base rates. Additionally, SJG's threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation increased. As a result of this case, SJG kept 100% of pre-tax margins up to the threshold level of $7.8 million. The next $750,000 was credited to customers through the Basic Gas Supply Service (BGSS) clause. Thereafter, SJG kept 20% of the pre-tax margins as it had historically.

On July 7, 2004, the BPU granted SJG a base rate increase of $20.0 million, which was predicated in part upon a 7.97% rate of return on rate base that included a 10.0% return on common equity. The increase, effective July 8, 2004, was designed to provide an incremental $8.5 million on an annualized basis to net income. SJG was also permitted to recover regulatory assets contained in its petition and to reduce its composite depreciation rate from 2.9% to 2.4%.

Included in the base rate increase was a change to the sharing of pre-tax margins on interruptible and off-system sales and transportation. SJG now recovers through its base rates the $7.8 million that it had previously recovered through the sharing of pre-tax margins. As a result, the sharing of pre-tax margins now begins from dollar one, with SJG retaining 20%. Moreover, SJG now shares pre-tax margins from on-system capacity release sales, in addition to the interruptible and off-system sales and transportation. Effective July 1, 2006, the 20% retained by SJG will decrease to 15% of such margins.

As part of the overall settlement effective July 8, 2004, SJG reduced rates in several rate clauses that were no longer needed by SJG to recover costs. SJG was either no longer incurring or had already recovered the specific costs that these clauses were designed to recover. Since revenues raised under these clauses were for cost recovery only and had no profit margin built in, their elimination has no impact on SJG's net income. However, SJG's customers' bills are estimated to decline by $38.9 million annually due to the elimination of these clauses, more than offsetting the base rate increase awarded.

PENDING AUDITS -- The BPU issued an order under which it will perform a competitive services audit and a management audit that includes a focused review of SJG's gas supply and purchasing practices. The audits, which commenced in October 2004, are mandated by statute to be conducted at predetermined intervals. Management does not currently anticipate the outcome of these audits to materially affect SJI's financial position, results of operations or liquidity.

APPLIANCE SERVICE BUSINESS -- On July 23, 2004, the BPU approved SJG's petition and related agreements to transfer its appliance service business from the regulated utility. In anticipation of this transfer, SJI formed South Jersey Energy Service Plus, LLC (SJESP) to perform appliance repair services after BPU approval of the transfer. SJESP purchased certain assets and assumed certain liabilities required to perform these repair services from SJG for the net book value of $1.2 million on September 1, 2004. The agreements also called for SJESP to pay an additional $1.5 million to SJG. SJG credited this $1.5 million to customers through the Remediation Adjustment Clause (RAC), which had no earnings impact on SJG. The $1.5 million is considered an intangible asset by SJESP and is being amortized on a straight-line basis over a 12-year period, which commenced as of the transfer date. The amortization period was based on a study performed by an independent consultant. The study results indicate the benefit period is linked to residential homeowner moving rates based on U.S. Census Bureau and regional information.

OTHER REGULATORY MATTERS -- Effective January 10, 2000, the BPU approved full unbundling of SJG's system. This allows all natural gas consumers to select their natural gas commodity supplier. As of December 31, 2004, 87,645 of SJG's residential customers were purchasing their gas commodity from someone other than SJG. Customers choosing to purchase natural gas from providers other than the utility are charged for the cost of gas by the marketer, not the utility. The resulting decrease in SJG's revenues is offset by a corresponding decrease in gas costs. While customer choice can reduce utility revenues, it does not negatively affect SJG's net income or financial condition. The BPU continues to allow for full recovery of prudently incurred natural gas costs through the BGSS. Unbundling did not change the fact that SJG still recovers cost of service, including deferred costs, through base rates.

In December 2001, the BPU approved recovery of SJG's October 31, 2001 underrecovered gas cost balance of $48.9 million plus accrued interest since April 1, 2001 at a rate of 5.75%. SJG finished recovering this balance upon the settlement of its rate case in July 2004.

In August 2002, SJG filed for a Societal Benefits Clause (SBC) rate increase. The SBC recovers costs related to BPU-mandated programs, including environmental remediation costs recovered through SJG's RAC; energy efficiency and renewable energy program costs recovered through SJG's New Jersey Clean Energy Programs; consumer education program costs; and low income program costs recovered through the Universal Service Fund. In August 2003, the BPU approved a $6.7 million increase to SJG's SBC, effective September 1, 2003. In September 2004, SJG filed for a $2.6 million reduction to its current SBC annual recovery level of $17.5 million.

In September 2002, SJG filed for an $8.6 million rate increase to recover the cash related to a Temperature Adjustment Clause (TAC) deficiency resulting from warmer-than-normal weather for the 2001-2002 winter. As a result of the colder-than-normal 2002-2003 winter, the cumulative TAC deficiency decreased to $5.7 million. In August 2003, the BPU approved the recovery of the $5.7 million TAC deficiency, effective September 1, 2003. SJG has fully recovered the $5.7 million. In September 2004, SJG filed for a $1.2 million increase to recover the cash related to the TAC deficiency resulting from the 2003-2004 winter, which was warmer than normal.

Also, in September 2002, SJG filed with the BPU to maintain its current BGSS rate through October 2003. However, due to price increases in the wholesale market, in February 2003, SJG filed an amendment to the September 2002 filing. In April 2003, the BPU approved a $16.6 million increase to SJG's annual gas costs recoveries.

In March 2003, the BPU approved a statewide Universal Service Fund (USF) program on a permanent basis. In June 2003, the BPU established a statewide program through which funds for the USF and Lifeline Credit and Tenants Assistance (Lifeline) Programs would be collected from customers of all New Jersey electric and gas utilities. The BPU ordered that utility rates be set to recover a total statewide USF budget of $33.0 million, and a total Lifeline budget of $72.0 million. Recovery rates for both programs were implemented in August 2003. In April 2004, SJG made its annual USF filing, along with the state's other electric and gas utilities, proposing a statewide USF budget of $105.5 million. The proposed statewide budget was updated to $113.0 million and filed with the BPU in May 2004. In June 2004, the BPU approved the statewide budget of $113.0 million and the increased rates were implemented effective July 1, 2004, resulting in a $3.9 million increase to SJG's annual USF recoveries.

In July 2003, SJG made its annual BGSS filing, as amended, with the BPU. Due to further price increases in the wholesale market, SJG filed for a $24.0 million increase to its annual gas cost revenues. In August 2003, the BPU approved SJG's price increase on a provisional basis, subject to refund with interest, effective September 1, 2003. In October 2004, the provisional rate increase was made final with no refund required.

In February 2004, SJG filed notice with the BPU to reduce its gas cost revenues by approximately $5.0 million, via a rate reduction, in addition to a $20.8 million bill credit to customers. Both the rate reduction and bill credit were approved and implemented in March 2004.

In June 2004, SJG made its annual BGSS filing with the BPU requesting a $4.9 million increase in gas cost recoveries. In October 2004, the requested increase was approved on a provisional basis.

Filings and petitions described above are still pending unless otherwise indicated.


10. EMPLOYEE BENEFIT PLANS:

PENSIONS & OTHER POSTRETIREMENT BENEFIT PLANS -- SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to the majority of full-time, regular employees upon retirement. Newly hired employees in certain classifications and companies do not qualify for participation in the defined benefit pension plans. The other postretirement benefit plans provide health care and life insurance benefits to some retirees.

The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." We deferred amounts accrued prior to that authorization and are amortizing them as allowed by the BPU. The unamortized balance of $3.0 million at December 31, 2004 is recoverable in rates. We are amortizing this amount over 15 years which started January 1998.

On December 8, 2003, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") of 2003. In accordance with FASB Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," issued in December 2003, management elected to defer any financial impact resulting from the Act pending the availability of more information. In 2004, with the assistance of SJI's actuary, management has determined that the Act has no impact on SJI's postretirement benefits plans.

Net periodic benefit cost related to the pension and other postretirement benefit plans consisted of the following components:


                                            Thousands of Dollars
                              Pension Benefits              Other Postretirement Benefits
                         2004       2003       2002           2004       2003       2002

Service Cost          $ 2,939    $ 2,574    $ 2,237        $ 1,402    $ 1,551    $ 1,131
Interest Cost           5,699      5,353      5,029          2,412      2,545      2,355
Expected Return
  on Plan Assets       (7,094)    (5,514)    (4,567)        (1,402)     1,078)    (1,046)
Amortization of
  Transition
  Obligation               --         72         72            643        772        772
Amortization of
  Loss and Other        1,774      1,784        838            133        396         73
Net Periodic
  Benefit Cost          3,318      4,269      3,609          3,188      4,186      3,285
  ERIP Cost               814         --         --            160         --         --
Total Net Periodic
  Benefit Cost        $ 4,132    $ 4,269    $ 3,609        $ 3,348    $ 4,186    $ 3,285

The table above includes benefit costs capitalized by SJG related to its construction program. Capitalized pension benefit costs totaled $1.0 million, $1.3 million and $1.1 million in 2004, 2003 and 2002, respectively. Capitalized other postretirement benefit costs totaled $1.0 million, $1.3 million and $1.0 million in 2004, 2003 and 2002, respectively.

The ERIP costs reflected in the table above relate to an early retirement plan offered during 2004. Additional monetary incentives not reflected in the table above totaled $405,000, which will be funded outside of SJI's retirement plans.

A reconciliation of the plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidated balance sheets follows:


                                                       Thousands of Dollars
                                     Other Postretirement         Pension Benefits  Benefits
                                      2004         2003               2004          2003

Change in Benefit Obligations:
Benefit Obligation at Beginning
 of Year                         $  91,036    $  81,106          $  44,926      $ 30,973
  Service Cost                       2,939        2,574              1,402         1,551
  Interest Cost                      5,699        5,353              2,412         2,545
  Plan Amendments                      492          --             (10,085)           --
  Actuarial Loss and Other          11,324        6,054              1,580        11,239
  Benefits Paid                     (4,032)      (4,051)            (1,751)       (1,382)
Benefit Obligation at
 End of Year                     $ 107,458    $  91,036          $  38,484      $ 44,926

Change in Plan Assets:
Fair Value of Plan Assets at
 Beginning of Year              $   83,145    $  63,112          $  19,095      $ 13,835
  Actual Return on Plan Assets       8,411       14,084              1,740         3,336
  Employer Contributions            13,000       10,000              3,226         3,306
  Benefits Paid                     (4,032)      (4,051)            (1,751)       (1,382)
Fair Value of Plan Assets at
 End of Year                    $  100,524    $  83,145          $  22,310      $ 19,095

Funded Status:                  $   (6,934)   $  (7,890)         $ (16,174)     $(25,831)
  Unrecognized Prior
   Service Cost                      2,941        2,823             (4,229)         (809)
  Unrecognized Net Obligation
   Assets from Transition               --           --                 --         6,946
  Unrecognized Net Loss
   and Other                        32,582       24,757             12,317        11,731
Prepaid (Accrued) Net Benefit
 Cost at End of Year            $   28,589    $  19,690          $  (8,086)     $ (7,963)

The accumulated benefit obligation of SJI's pension plans at December 31, 2004 and 2003 was $93.6 million and $76.6 million, respectively. In 2003, SJI had a decrease in its minimum pension liability included in Accumulated Other Comprehensive Income amounting to $9.3 million. As of December 31, 2004, no minimum pension liability adjustment was required.

As of November 2004, SJI has implemented caps on the amount of the premium we pay for all employees eligible for postretirement health care. Employees are responsible for those costs which exceed the premium caps. Subsequently, we were able to reduce our 2004 postretirement benefit costs other than pension by a total of $383,400 for the months of November and December 2004. On an ongoing basis, we will experience reduced postretirement benefit costs other than pension due to this plan change.

SJI also has unqualified pension plans provided to certain officers and outside directors which are unfunded. The aggregate accrued net benefit obligation of such plans as of December 31, 2004 and 2003 was $4.9 million and $4.3 million, respectively.

The weighted-average assumptions used to determine benefit obligations at December 31 were:
                                                               Other
                                                          Postretirement
                                       Pension Benefits      Benefits
                                       2004       2003    2004     2003
Discount Rate                         5.75%      6.25%   5.75%    6.25%
Rate of Compensation Increase         3.60%      3.60%     --       --

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 were:
                                                          Other Postretirement
                             Pension Benefits                   Benefits
                         2004       2003    2002         2004     2003     2002
Discount Rate            6.25%      6.75%   7.25%        6.25%    6.75%    7.25%
Expected Long-Term
  Return on
  Plan Assets            8.75%      9.00%   9.00%        7.25%    7.50%    7.50%
Rate of Compensation
  Increase               3.60%      3.60%   4.10%          --      --        --

The expected long-term return on plan assets was based on return projections prepared by our investment manager using SJI's current investment mix as described under Plan Assets below.

The assumed health care cost trend rates at December 31 were:

                                                             2004       2003
Post-65 Medical Care Cost Trend Rate Assumed
  for Next Year                                               6.5%       7.0%
Pre-65 Medical Care Cost Trend Rate Assumed
  for Next Year                                              11.0%      11.5%
Dental Care Cost Trend Rate Assumed for Next Year             6.5%       7.0%
Rate to which Cost Trend Rates are Assumed
  to Decline (the Ultimate Trend Rate)                        5.0%       5.0%
Year that the Rate Reaches the Ultimate Trend Rate           2016       2016

Assumed health care cost trend rates have a significant effect on the amounts reported for SJI's postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                     Thousands of Dollars
                                               1-Percentage-      1-Percentage-
                                              Point Increase     Point Decrease
Effect on the Total of Service and
  Interest Cost                                $        88       $        (76)
Effect on Postretirement Benefit Obligation    $     1,174       $     (1,127)

Plan Assets -- SJI's weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

                                                                      Other
                                                                 Postretirement
                                       Pension Benefits              Benefits
                                        2004     2003            2004     2003
Asset Category
U.S. Equity Securities                    52%      47%             48%      47%
International Equity Securities           16       13              16       13
Fixed Income                              32       40              36       40
    Total                               100%      100%            100%     100%

Based on the investment objectives and risk tolerances stated in SJI's current pension and other postretirement benefit plans' investment policy and guidelines, the long-term asset mix target considered appropriate for SJI is within the range of 58 to 68% equity and 32 to 42% fixed-income investments. Historical performance results and future expectations suggest that equities will provide higher total investment returns than fixed-income securities over a long-term investment horizon.

The policy recognizes that risk and volatility are present to some degree with all types of investments. We seek to avoid high levels of risk at the total fund level through diversification by asset class, style of manager, and sector and industry limits. Specifically prohibited investments include, but are not limited to, venture capital, margin trading, commodities and securities of companies with less than $250.0 million capitalization (except in the small-cap portion of the fund where capitalization levels as low as $50.0 million are permissible).

FUTURE BENEFIT PAYMENTS -- The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the following years:
                             Thousands of Dollars
                                            Other Postretirement
                        Pension Benefits          Benefits
2005                     $    4,209            $     1,522
2006                          4,397                  1,737
2007                          4,621                  1,970
2008                          4,898                  2,187
2009                          5,205                  2,386
2010-2014                    32,748                 13,837

CONTRIBUTIONS -- SJI expects to make no contributions to its pension plan and contribute approximately $3.0 million to its other postretirement benefit plan in 2005.

DEFINED CONTRIBUTION PLAN -- SJI offers an Employees' Retirement Savings Plan (Savings Plan) to eligible employees. SJI matches 50% of participants' contributions up to 6% of base compensation. For newly hired employees who are not eligible for participation in SJI's defined benefit plan, we match 50% of participants' contributions up to 8% of base compensation. We also contribute a year-end contribution of $500 for employees with fewer than 10 years of service and $1,000 for employees with 10 years or more of service.

The amount expensed and contributed for the matching provision of the Savings Plan approximated $1.0 million in each of the years 2004, 2003 and 2002.


11. RETAINED EARNINGS:

Restrictions exist under various loan agreements regarding the amount of cash dividends or other distributions that SJG may pay on its common stock. As of December 31, 2004, SJG's loan restrictions did not affect the amount that may be distributed from either SJG's or SJI's retained earnings.

SJG is restricted as to the amount of cash dividends or other distributions that may be paid on its common stock by an order issued by the BPU in July 2004, that granted SJG an increase in base rates. Per the order, SJG is required to maintain total common equity of no less than $289.0 million. SJG's total common equity balance was $306.7 million at December 31, 2004.


12. UNUSED LINES OF CREDIT AND COMPENSATING BALANCES:

Bank credit available to SJI totaled $266.0 million at December 31, 2004, of which $98.7 million, inclusive of $6.4 million of letters of credit, was used. Those bank facilities consist of a $100.0 million revolving credit facility that expires in August 2006 and $76.0 million of uncommitted bank lines available to SJG; and a $60.0 million revolving credit facility that expires in August 2007, and $30.0 million of uncommitted bank lines available to SJI. The amount of the revolving credit to SJI was increased by $20.0 million and the expiration date was extended to 2007 in August 2004. The revolving credit facilities contain certain financial covenants measured on a quarterly basis. SJI and SJG were in compliance with these covenants as of December 31, 2004. Borrowings under these lines of credit are at market rates. The weighted borrowing cost, which changes daily, was 3.02% and 1.87% at December 31, 2004 and 2003, respectively. We maintain demand deposits with lending banks on an informal basis and they do not constitute compensating balances.


13. COMMITMENTS AND CONTINGENCIES:

CONTRACTUAL CASH OBLIGATIONS -- The following table summarizes our contractual cash obligations and their applicable payment due dates (in thousands):

Contractual                            Up to     Years      Years    More than
Obligations                Total      1 Year     2 & 3      4 & 5     5 Years

Long-Term Debt          $  334,262  $   5,348   $  10,737  $   1,720   $ 316,457
Interest on
 Long-Term Debt            300,751     20,214      39,081     37,972     203,484
Operating Leases               900        321         512         51          16
Construction
 Obligations                 5,133      5,133          --         --          --
Commodity Supply
 Purchase Obligations      430,098    245,389      92,247     66,167      26,295
Other Purchase
 Obligations                 3,509      3,446          63         --          --
Total Contractual
 Cash Obligations       $1,074,653  $ 279,851   $ 142,640  $ 105,910  $  546,252

Expected environmental remediation costs are not included in the table above due to the subjective nature of such costs and the timing of anticipated payments. SJG's regulatory obligation to contribute $3.6 million annually to its postretirement benefit plans, less costs incurred directly, is not included as the duration is indefinite. As a result, the total obligation cannot be calculated. SJI does not expect to make a pension contribution in 2005 and future contributions cannot be determined at this time (See Note 10).

CONSTRUCTION AND ENVIRONMENTAL -- SJI's estimated net cost of construction and environmental remediation programs for 2005 totals $87.2 million. Commitments were made regarding some of these programs.

GAS SUPPLY CONTRACTS -- SJG, in the normal course of business, has entered into long-term contracts for natural gas supplies, firm transportation and gas storage service. The earliest that any of these contracts expires is 2005. The transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.5 million per month, recovered on a current basis through the BGSS.

PENDING LITIGATION -- SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We accrue liabilities related to these claims when we can determine the amount or range of amounts of likely settlement costs for those claims. SJI has been named in, among other actions, certain product liability claims related to our former sand mining subsidiary. Management does not currently anticipate the disposition of any known claims to have a material adverse effect on SJI's financial position, results of operations or liquidity.

PARENTAL GUARANTEES --As of December 31, 2004, SJI had issued $196.6 million of parental guarantees on behalf of its subsidiaries. Of this total, $159.6 million expire within one year, $0.2 million expire in 2006 and $36.8 million have no expiration date. The vast majority of these guarantees were issued to guarantee payment to third parties with whom our subsidiaries have commodity supply contracts. These contracts contain netting provisions which permit us to net the ultimate cash payment for monthly buys and sells from/to counterparties. As of December 31, 2004, these guarantees support future firm commitments and $56.1 million of the Accounts Payable recorded on our consolidated balance sheet. As part of our risk management policy, we also require parental guarantees from trading counterparties as applicable. These arrangements are typical in our industry. SJI has also issued two parental guarantees totaling $6.3 million related to Marina's construction activity.

STANDBY LETTERS OF CREDIT -- As of December 31, 2004, SJI provided $46.0 million of standby letters of credit from four commercial banks supporting the variable rate demand bonds issued through the New Jersey Economic Development Authority to finance Marina's thermal plant project. The letter of credit agreement contains certain financial covenants measured on a quarterly basis. SJI was in compliance with these covenants as of December 31, 2004.

Also, as of December 31, 2004, SJI has issued four letters of credit totaling $6.4 million. Three of these letters were posted to two different utilities to enable SJE to market retail electricity within the respective utilities' service territories. The remaining letter was posted related to the construction activity of AC Landfill Energy, LLC.

SALE LEASEBACK -- On January 5, 2004, Marina paid $2.7 million to purchase a cogeneration facility in Salem County, NJ and is leasing the facility back to a large manufacturer located on the same site over an 8-year lease. Marina also entered into an 8-year operating contract to operate and manage the facility.

ENVIRONMENTAL REMEDIATION COSTS -- SJI incurred and recorded costs for environmental cleanup of 12 sites where SJG or its predecessors operated gas manufacturing plants. SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental cleanup of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

SJI successfully entered into settlements with all of its historic comprehensive general liability carriers regarding the environmental remediation expenditures at the SJG sites. Also, SJG purchased a Cleanup Cost Cap Insurance Policy limiting the amount of remediation expenditures that SJG will be required to make at 11 of its sites. This Policy will be in force until 2024 at 10 sites and until 2029 at one site. The future cost estimates discussed hereafter are not reduced by projected insurance recoveries from the Cleanup Cost Cap Insurance Policy.

Since the early 1980s, SJI accrued environmental remediation costs of $153.5 million, of which $98.5 million was spent as of December 31, 2004. With the assistance of a consulting firm, we estimate that undiscounted future costs to clean up SJG's sites will range from $51.0 million to $192.8 million. We recorded the lower end of this range as a liability because a single reliable estimation point is not feasible due to the amount of uncertainty involved in the nature of projected remediation efforts and the long period over which remediation efforts will continue. It is reflected on the 2004 consolidated balance sheet under Current Liabilities and Deferred Credits and Other Noncurrent Liabilities. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site-specific requirements. The major portion of accrued environmental costs relate to the cleanup of SJG's former gas manufacturing sites.

SJG has two regulatory assets associated with environmental costs (See Note 1). The first asset, Environmental Remediation Cost: Expended -- Net, represents what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of Statement No. 71. The BPU allows SJG to recover expenditures through the RAC (See Note 9).

The other asset, Environmental Remediation Cost: Liability for Future Expenditures, relates to estimated future expenditures determined under the guidance of FASB Statement No. 5, "Accounting for Contingencies." We recorded this amount, which relates to former manufactured gas plant sites, as a regulatory asset under Statement No. 71 with the corresponding amount reflected on the consolidated balance sheet under Current Liabilities and Deferred Credits and Other Noncurrent Liabilities. The BPU's intent, evidenced by current practice, is to allow SJG to recover the deferred costs after they are spent over 7-year periods. As of December 31, 2004, we reflected SJG's unamortized remediation costs of $5.3 million on the consolidated balance sheet under Regulatory Assets. Since implementing the RAC in 1992, SJG has recovered $43.9 million through rates (See Note 9).

With Morie's sale, EMI assumed responsibility for environmental liabilities estimated between $2.8 million and $8.8 million. The information available on these sites is sufficient only to establish a range of probable liability and no point within the range is more likely than any other. Therefore, EMI has accrued the lower end of the range. Changes in the accrual are included in the statements of consolidated income under Loss from Discontinued Operations -- Net.

SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for these sites range from $1.2 million to $5.0 million. We recorded the lower ends of these ranges on the 2004 consolidated balance sheet under Current Liabilities and Deferred Credits and Other Noncurrent Liabilities as of December 31, 2004.


End to Notes to Consolidated Financial Statements


Quarterly Financial Data (Unaudited)
(Summarized quarterly results of SJI's operations, in thousands except for per share amounts)

                                                   2004 Quarter Ended                        2003 Quarter Ended
                                      March 31    June 30   Sept. 30    Dec. 31        March 31    June 30   Sept. 30    Dec. 31

Operating Revenues                   $ 307,610  $ 136,555  $ 129,449  $ 245,462       $ 281,844  $ 108,073  $  92,034  $ 223,245

Expenses:
  Cost of Sales                        233,239     99,056     99,448    182,952         212,113     77,219     65,870    165,216
  Operation and Maintenance
    Including Fixed Charges             29,007     29,305     28,091     35,812          25,472     25,656     27,871     36,522
  Income Taxes                          16,910      2,590        152      9,428          16,379      1,293     (1,327)     7,251
  Energy and Other Taxes                 4,872      2,088      1,772      3,267           5,114      2,207      1,414      3,295

Total Expenses                         284,028    133,039    129,463    231,459         259,078    106,375     93,828    212,284

Other Income and Expense                   877        404        452        153              71        258        176        417

Income (Loss) from
 Continuing Operations                  24,459      3,920        438     14,156          22,837      1,956     (1,618)    11,378

Discontinued Operations -- Net            (140)      (142)      (184)      (214)           (149)      (154)      (426)       (45)
Cumulative Effect of a Change in
 Accounting Principle -- Net                --         --         --         --            (426)        --         --         --

Net Income (Loss) Applicable
 to Common Stock                     $  24,319  $   3,778  $     254  $  13,942       $  22,262  $   1,802  $  (2,044) $  11,333

Basic Earnings Per Common Share*
 (Based on Average Basic
   Shares Outstanding):
    Continuing Operations            $    1.83  $    0.29  $    0.03  $    1.02       $    1.86  $    0.16  $   (0.13) $    0.87
    Discontinued Operations -- Net       (0.01)     (0.01)     (0.01)     (0.02)          (0.01)     (0.01)     (0.03)        --
    Cumulative Effect of a Change in
     Accounting Principle -- Net            --         --         --         --           (0.03)        --         --         --

Basic Earnings Per Common Share      $    1.82  $    0.28  $    0.02  $    1.00       $    1.82  $    0.15  $   (0.16) $    0.87

Average Shares Outstanding -- Basic     13,392     13,730     13,795     13,847          12,245     12,387     12,604     13,000

Diluted Earnings Per Common Share*
 (Based on Average Diluted
   Shares Outstanding):
    Continuing Operations            $    1.82  $    0.28  $    0.03  $    1.01       $    1.85  $    0.16  $   (0.13) $    0.87
    Discontinued Operations -- Net       (0.01)     (0.01)     (0.01)     (0.02)          (0.01)     (0.01)     (0.03)     (0.01)
    Cumulative Effect of a Change in
     Accounting Principle -- Net            --         --         --         --           (0.03)        --         --         --

Diluted Earnings Per Common Share    $    1.81  $    0.27  $    0.02  $    0.99       $    1.81  $    0.15  $   (0.16) $    0.86

Average Shares Outstanding -- Diluted   13,461     13,848     13,914     13,968          12,327     12,489     12,604     13,109


*The sum of the quarters for 2004 and 2003 do not equal the year's total due to rounding.
NOTE: Because of the seasonal nature of the business, statements for the 3-month periods are not indicative of the results for a full year.



Market Price of Common Stock and Related Information

Quarter Ended      Market Price Per Share     Dividends Declared        Quarter Ended     Market Price Per Share  Dividends Declared
2004                   High        Low            Per Share                 2003               High       Low         Per Share

March 31           $   42.30  $   39.36            $  0.405              March 31           $  33.75  $  30.55         $  0.385
June 30            $   44.45  $   39.97            $  0.405              June 30            $  39.00  $  31.54         $  0.385
September 30       $   48.00  $   42.95            $  0.405              September 30       $  39.25  $  36.60         $  0.385
December 31        $   53.10  $   46.22            $  0.425              December 31        $  40.70  $  37.77         $  0.405


These quotations are based on the list of composite transactions of the New York Stock Exchange. Our stock is traded on the New York Stock Exchange under the symbol SJI. We have declared and expect to continue to declare regular quarterly cash dividends. As of December 31, 2004, the latest available date, our records indicate that there were 8,129 shareholders.

South Jersey Gas Company Comparative Operating Statistics

                                                 2004              2003             2002              2001              2000

Operating Revenues (Thousands):
  Firm
   Residential                              $   182,826       $   193,725      $   174,252      $    201,531      $   172,418
   Commercial                                    57,826            58,749           52,300            76,416           49,669
   Industrial                                     5,223             5,635            4,512             4,250            5,265
   Cogeneration & Electric Generation             9,496             6,513            9,363             7,405           11,016
   Firm Transportation                           80,572            74,080           49,436            29,565           38,213

     Total Firm Revenues                        335,943           338,702          289,863           319,167          276,581

  Interruptible                                   1,641             1,682            1,142             1,485            1,695
  Interruptible Transportation                    1,462             1,121            1,567             1,268            1,531
  Off-System                                    151,161           176,555          115,714           145,530          160,208
  Capacity Release & Storage                     10,157            6,686             5,365             5,596            4,411
  Appliance Service                               6,362             9,596            8,386             6,136            5,002
  Other                                           2,101             2,099            1,989             2,268              844
  Intercompany Sales                            (13,879)          (40,387)         (31,142)          (30,257)         (14,662)

     Total Operating Revenues               $   494,948      $    496,054      $   392,884      $    451,193      $   435,610

Throughput (MMcf):
  Firm
    Residential                                 14,723             15,843           15,519            17,390           19,124
    Commercial                                   5,198              5,351            5,273             7,544            6,191
    Industrial                                     187                212              202               248              282
    Cogeneration & Electric Generation           1,095                777            1,986             1,519            2,046
    Firm Transportation                         33,130             32,214           26,470            22,085           26,114

     Total Firm Throughput                      54,333             54,397           49,450            48,786           53,757

  Interruptible                                    172                220              198               207              207
  Interruptible Transportation                   2,463              2,247            3,189             2,638            3,022
  Off-System                                    21,294             27,041           29,980            30,117           38,097
  Capacity Release & Storage                    54,585             41,119           38,048            27,187           37,445

     Total Throughput                          132,847            125,024          120,865           108,935          132,528

Number of Customers at Year End:
  Residential                                  292,185            283,722          275,979           268,046          261,621
  Commercial                                    20,939             20,405           19,966            19,542           19,319
  Industrial                                       455                435              429               420              410

     Total Customers                           313,579            304,562          296,374           288,008          281,350

Maximum Daily Sendout (MMcf)                       428                422              344               326              375

Annual Degree Days*                              4,641              4,929            4,380             4,495            4,942



* Average degree days recorded in SJG's service territory during the 20-year period ended June 30, 1996, as approved in its Temperature Adjustment Clause, are 4,688.

South Jersey Industries
Board of Directors


Shirli M. Billings, Ph.D.
Director since 1983, Age 64 2,4,5*,6
President, Billings & Company, New Albany, OH

Charles Biscieglia
Director since 1998, Age 60 3,4*,6
Chairman, South Jersey Industries

Helen R. Bosley, CFA
Director since 2004, Age 57 1,2
President, Corporate Financial Management, Inc., Yardley, PA

Thomas A. Bracken
Director since 2004, Age 57 1,2
President and CEO, Sun Bancorp. Inc., Vineland, NJ

Keith S. Campbell
Director since 2000, Age 50 3,5,6
Chairman, Mannington Mills, Salem NJ

W. Cary Edwards
Director from April 1990 to January 1993 and September 1993 to present, Age 60 2*,3,4,6
Chairman, New Jersey State Commission on Investigation
Senior Attorney, law firm of Edwards & Caldwell, Hawthorne, NJ

Edward J. Graham
Director since 2004, Age 47 3,4,6*
President and CEO, South Jersey Industries and South Jersey Gas

Sheila Hartnett-Devlin, CFA
Director since 1999, Age 46 1,2,5
Former Executive Vice President, Fiduciary Trust Company International, New York, NY

William J. Hughes
Director since 2001, Age 72 1,5
Of Counsel, law firm of Riker, Danzig, Scherer, Hyland & Perretti, Trenton, NJ; Former Ambassador to Panama and former member of the United States House of Representatives

Herman D. James, Ph.D.
Director since 1990, Age 61 1*,2,4,6
Distinguished Professor, Rowan University, Glassboro, NJ

Frederick R. Raring
Director since 1995, Age 67 1,3*,4,5
President, Seashore Supply Company, Ocean City, NJ

        1     Audit Committee
        2     Compensation/Pension Committee
        3     Environmental Committee
        4     Executive Committee
        5     Nominating Committee
        6     Management Development Committee
        *     Committee Chair

South Jersey Industries
Officers



Edward J. Graham
President and CEO

Jeffrey E. DuBois
Vice President

Richard J. Jackson
Vice President

David A. Kindlick
Vice President and CFO

Michael J. Renna
Vice President

Albert V. Ruggiero
Vice President

Richard J. Walker, Jr., Esq.
Vice President, Corporate Counsel and Corporate Secretary

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


Direct Deposit of Dividends (Electronic Funds Transfer)
Stockholders of record can have immediate access to dividend funds. Your dividend funds can be deposited directly into your checking or savings account. Confirmation of dividend receipts will appear on your monthly bank statement.


South Jersey Industries stock is traded on the New York Stock Exchange under the trading symbol SJI. The information contained herein is not given in connection with any sale or offer of, or solicitation of an offer to buy, any securities.


Certifications
South Jersey Industries has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2004 filed with the Securities and Exchange Commission certificates of the company's Chief Executive Officer and Chief Financial Officer certifying the quality of the company's public disclosure, and the company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the company certifying that he is not aware of any violation by the company of New York Stock Exchange corporate governance listing standards.