Form 10-K, Exhibit 13
period 2005-12-31
SOUTH JERSEY INDUSTRIES INC
filed 2006-03-03
CIK 91928

Working Today for Tomorrow
2005 Annual Report to Shareholders

Contents

1	Financial Highlights
2	Chairman, President & CEO’s Letter to Shareholders
12	Management’s Discussion
23	Consolidated Financial Statements
28	Notes to Consolidated Financial Statements
40	Quarterly Financial Data
41	Comparative Operating Statistics
42	SJI Directors and Officers

Corporate Headquarters
1 South Jersey Plaza
Folsom, NJ 08037-9917
609-561-9000
www.sjindustries.com

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

Dividend, Dividend Reinvestment and Other Shareholder Inquiries
South Jersey Industries
Shareholder Records Department
Toll-free: 1-888-754-3100
sharehld@sjindustries.com

Investor Relations
Stephen H. Clark, Treasurer
609-561-9000 ext. 4260
investorrelations@sjindustries.com

Annual Meeting Information
The Annual Meeting of Shareholders will be held Friday, April 28, 2006 at 10:00 a.m.
at Renault Winery, 72 North Bremen Avenue, Egg Harbor/Galloway, NJ

2005 Highlights
Five-Year Summary of Selected Financial Data
(In Thousands Where Applicable)
	South Jersey Industries, Inc. and Subsidiaries
	Year Ended December 31,

	2005	2004	2003	2002	2001

Operating Results:
Operating Revenues	$920, 982	$819,076	$705,196	$511,890	$551,974

Operating Income	$101,784	$90,739	$77,843	$69,075	$68,544

Income Applicable to Common Stock:
Continuing Operations	$48,588	$42,973	$34,553	$29,412	$26,869
Discontinued Operations — Net (1)	(669)	(680)	(774)	(424)	(455)
Cumulative Effect of a Change in Accounting Principle — Net	—	—	(426)	—	148

Net Income Applicable to Common Stock	$47,919	$42,293	$33,353	$28,988	$26,562

Total Assets	$1,436,146	$1,243,666	$1,126,203	$1,053,834	$1,026,479

Capitalization:
Common Equity	$391,185	$343,363	$296,412	$237,156	$220,286
Preferred Stock (2)	—	1,690	1,690	1,690	1,690
Long-Term Debt	319,066	328,914	308,781	274,099	295,329

Total Capitalization	$710,251	$673,967	$606,883	$512,945	$517,305

Ratio of Operating Income to Fixed Charges	4.9x	4.4x	3.8x	3.3x	2.9x

Diluted Earnings Per Common Share
(Based on Average Diluted Shares Outstanding):
Continuing Operations	$1.71	$1.56	$1.37	$1.22	$1.14
Discontinued Operations — Net (1)	(0.02)	(0.03)	(0.03)	(0.02)	(0.02)
Cumulative Effect of a Change in Accounting Principle — Net	—	—	(0.02)	—	0.01

Diluted Earnings Per Common Share	$1.69	$1.53	$1.32	$1.20	$1.13

Return on Average Common Equity (3)	13.2%	13.4%	12.9%	12.9%	12.7%

Share Data:
Number of Shareholders of Record	8.1	8.1	8.3	8.4	8.7
Average Common Shares	28,175	27,382	25,118	24,076	23,432
Common Shares Outstanding at Year End	28,982	27,760	26,458	24,412	23,722
Dividend Reinvestment Plan:
Number of Shareholders	5.3	5.2	5.1	5.1	5.0
Number of Participating Shares	2,722	2,764	2,750	2,608	2,560
Book Value at Year End	$13.50	$12.37	$11.20	$9.71	$9.29
Dividends Declared	$0.86	$0.82	$0.78	$0.76	$0.74
Market Price at Year End	$29.14	$26.28	$20.25	$16.51	$16.30
Dividend Payout (4):
From Continuing Operations	50.2%	52.4%	57.1%	60.9%	63.9%
From Total Net Income	50.9%	53.3%	59.1%	61.8%	64.6%
Market-to-Book Ratio	2.2x	2.1x	1.8x	1.7x	1.8x
Price Earnings Ratio (3)	17.0x	16.9x	14.8x	13.6x	14.3x

(1) Represents discontinued business segments: merchandising operations discontinued in 2001, wholesale electric operations discontinued in 1999, construction operations sold in 1997, sand mining and distribution operations sold in 1996 and fuel oil operations with related environmental liabilities in 1986 (See Note 2 to the Consolidated Financial Statements).
(2) On May 2, 2005, SJG redeemed its 8% Redeemable Cumulative Preferred Stock at par.
(3) Calculated based on Income from Continuing Operations divided by the average of the Common Equity balances from the beginning and end of each respective year as reflected under "Capitalization" above.
(4) Prior to 2002, dividends declared for the fourth quarter were paid in early January of the following year. However, beginning in 2002, dividends declared for the fourth quarter were paid in December, resulting in five quarterly dividends paid in 2002. For comparability, the payout ratios for 2002 are based on the first four quarterly dividends paid in 2002.

Dear Shareholders
2005 marked the seventh consecutive year of record results for SJI. Each year, we’ve improved our ability to identify and secure opportunities consistent with our energy-focused strategy. During this time, our management team, with the expertise and guidance of our board of directors, has worked diligently to effectively and efficiently execute that strategy. Our results-oriented approach, where short- and long-term objectives are broadly and consistently communicated and reflected in our planning process at all levels, has truly transformed our organization in important ways. The business model we’ve adopted has enabled us to increase our penetration and share of the energy market within our traditional geography. Importantly, we’ve successfully used this business model to reach beyond that geography, demonstrating its portability and opening new markets for us to deliver products and services within our areas of expertise.

We’re extremely proud of our accomplishments in 2005, and our growing track record of consistent, reliable performance. However, our responsibility for enhancing shareholder value and our commitment to remaining a premier energy company requires us to constantly look to the future and use what we’ve learned from the past. Our strategy ensures that we devote our time, talent and attention to initiatives and projects which generate short-term results and create a solid platform for future growth.

Successful execution of our strategy resulted in the following key accomplishments in 2005:
• Shareholders received a total annual return of 14%, continuing a string of record performances that have produced annualized total shareholder returns over the past five years of 19%. That performance compares very favorably to 5-year returns from the S&P 500 Index and the S&P Utilities Index of 0.5% and (2%), respectively.
• Consolidated net income from continuing operations grew 13% to $48.6 million. Earnings growth came from both our utility and nonutility activities.
• Earnings per share from continuing operations rose 10% to $1.71. Strong EPS growth occurred even while SJI raised nearly $32 million of additional equity during the year.
• SJI’s balance sheet improved as measured by an average equity-to-capitalization ratio of 48.6% for the year compared with 47.0% for 2004. A strong balance sheet enables SJI to take advantage of future growth opportunities.
• Our annualized dividend was increased by 5.9% to $0.90 per share. Strong earnings growth supported the increase, while still resulting in a lower dividend payout ratio. The low payout ratio provides significant flexibility for future dividend hikes.
• We implemented a two-for-one stock split. The split was an important factor in boosting SJI’s daily stock trading volume. Higher volume creates a larger universe of potential owners for SJI stock among institutional investors.

Working Today for Tomorrow
At SJI, we expect to continue generating earnings growth consistent with top industry performers. We’ll do so by effectively executing the revenue and productivity strategies that are now deeply embedded in our corporate culture and by seeking out new opportunities consistent with our energy focus, corporate capacities and proven competencies. Each year, we undertake numerous initiatives to expand our base of customers and ensure their satisfaction with the products and services we provide. Other initiatives focus on technology, systems, and processes that provide a better understanding of our markets and the general business conditions in regions we now serve or are evaluating for the future. Some initiatives will help our managers make more informed business decisions to control operating and capital costs. And some will focus on developing the skills and leadership qualities of individuals who deliver results today and will mature into SJI’s future leaders.

Our formula for future success gives full consideration to an energy market that has shifted dramatically. The rising cost of energy has rightfully become a national concern. For SJI to remain an industry leader we must be part of thesolution for customers and we’re doing just that. Today, our goal is to have more customers using energy efficiently, rather than fewer consuming larger volumes inefficiently. Innovative solutions such as our landfill-gas generation, thermal and cogeneration projects and aggressive promotion of high-efficiency heating and cooling equipment are examples of how we’ve profited in this industry environment while helping to conserve a valuable natural resource. Going forward, we’ll need to play an important role as a catalyst for energy conservation. Today, we’re on the leading edge of regulatory initiatives that will ensure a fair return on shareholder investment and reward natural gas customers who make their homes and businesses more energy efficient.

To position ourselves for the future, we also looked at streamlining our corporate structure to better integrate our business model and achieve the growth we expect. As a result, we reorganized to better accommodate our plans for expansion and facilitate an even closer connection to current and future markets. Consolidation of our nonregulated businesses under a single entity, South Jersey Energy Solutions, creates operational synergies and significant cross-selling opportunities for our broad portfolio of energy products, services and customized solutions. Every customer relationship we’ve built and nurtured in our nonregulated ventures can now be leveraged to create greater value for customers and the company.

At SJG, we continuously seek out operational best practices and manage performance expectations against both our regulated peers and competitive market providers. Using that template, the utility’s leadership group has identified many areas to improve productivity and quality. In some cases, those gains can only be realized through outsourcing and, where indicated, we’ve moved accordingly. In other cases, eliminating unnecessary barriers to performance, improving our use of technology and better managing the work at hand will create the efficiencies needed in the years ahead.

Aligning corporate, subsidiary, departmental and individual employee objectives and tying those objectives directly to compensation, has facilitated our transition to a results-oriented organization. Moreover, since most SJI employees are also shareholders, they see the fruits of their labors and our collective commitment to a shared strategy reflected in both their paychecks and the value of their SJI investment.

Our strategy and plans address the need for learning and growth throughout the organization. Clearly, our performance will continue to rest squarely on the shoulders of our valued employees. Therefore, today’s senior leadership must ensure that candidates possessing the qualities needed to drive tomorrow’s results are identified and developed in a manner that fosters smooth and timely transitions.

We continue to believe that success is a product of a clear corporate vision, a realistic strategy and effective execution. Benefiting from a strong regional presence and solid reputation, our utility shall continue to serve as the bedrock for our growth platform. Our business model and the key customer relationships we’ve developed over the past decade will provide a layer of new opportunity beyond our traditional geography. With an attractive risk profile and a strong financial position, our charge is to find the best of those opportunities, and convert them into profitable investments and a performance level that keeps us among the leaders in our industry.

On a more personal note, effective April 1, 2006 both Richard J. Jackson and Janet T. Nickels will retire after 19 and 29 years, respectively of active service with our company. Their commitment, integrity and loyalty are the qualities that have made and continue to make our company an extraordinary place to work. We’ll certainly miss Rich and Jan and the value they’ve brought to the company over their long tenures.

Edward J. Graham
President and CEO
March 2, 2006

[IMAGE CAPTION]

Members of CEO Ed Graham’s Senior Management Team (l to r) Jeffrey E. DuBois, Richard H. Walker, Jr., Richard J. Jackson, Edward J. Graham, David A. Kindlick,
Janet T. Nickels, Michael J. Renna, Albert V. Ruggiero.

Working Today for Tomorrow
Innovation plays a key role in propelling a company to the forefront of its industry. And, innovation is a core component of SJI’s strategy for growth. Our dynamic workforce draws on its expertise and in-depth knowledge to contribute new ideas and to improve procedures and processes, which ultimately lead to extraordinary results. Today, SJI is pursuing strategic initiatives to ensure our continued success tomorrow.

[IMAGE CAPTION]

SJG invests in its utility underground pipeline system today to serve its rapidly growing customer base and ensure safe and reliable service for the future.  Employees Dave Cordette (l) and Dnd D'Ambrosio prepare to install new service lines.

UTILITY
South Jersey Gas is building upon the strong financial foundation established by our base rate case settlement of 2004 to produce earnings growth. In 2005, we began implementing a series of strategic initiatives aimed at stimulating growth in the areas where we excel. We believe the key drivers for SJG’s future success are customer growth, innovative rate design and operational efficiencies.

Customer Growth
The southern one-third of the state is identified as the area of New Jersey with the most significant economic development potential. Situated in the heart of the Northeast Corridor, the regional economy is booming with Atlantic, Gloucester and eastern Camden counties among the fastest growing areas in the state. This region is ripe for growth due to its many assets, most notably a sizable land bank of more than 480,000 developable acres. As a result, SJG’s strategy is to aggressively pursue customer growth in both the residential and commercial market segments.

Over the past four years, South Jersey Gas has added new customers at a rate well above the national industry average due, in part, to our vibrant service area. In 2005, our customer base increased by 8,845 to a total of 322,424 customers, a 2.8% growth rate. Natural gas continues to be the choice for commercial and new-home heating in our region. We’ve profited from this market environment thanks to our solid working relationships with area builders, contractors, developers, engineers and building associations.

SJG also aggressively pursues residential and commercial conversions from other fuels to natural gas. In 2005, we added 1,902 customers through conversions. We expect that area to continue contributing 20% to our future customer growth.

Looking ahead, many exciting growth opportunities are currently underway in SJG’s service area.

•  The “second wave” of casino development continues to stimulate Atlantic City’s growth, generating increased residential and commercial development. Borgata Hotel Casino & Spa’s 500,000 square foot expansion project will open in 2006 and a 45-story tower is planned for 2007. Harrah’s planned expansion of newly acquired Caesar’s will include a 37-floor hotel tower. Additionally, Harrah’s sister property, Showboat - The Mardi Gras Casino, will add a 19-story tower. The site of the old Million Dollar Pier is undergoing extensive redevelopment to become The Pier at Caesar’s, an upscale retail and entertainment complex. Creating a grand entryway into the city, the Atlantic City Corridor Project, now featuring The Walk, will soon add The Gateway retail complex.

• Designated as an Urban Enterprise Zone, Cumberland County is predominantly a Smart Growth area, which receives state economic development funds for new and existing businesses. An exciting new addition to the county is a world-class motorsports park. Phase 1 of this project, approved for Millville, is expected to break ground in March 2006 with a March 2007 forecasted opening. Developers anticipate two additional phases over a 5-year period.
• Gloucester County, the fastest growing county in New Jersey is also home to the fastest growing municipality on the East Coast - Woolwich Township. Development of a 720-acre mixed-use project in Woolwich will feature almost 1.5 million square feet of retail and commercial space and 1.5 million square feet of an office and flex park. A 1,028 unit active adult community with an 18-hole golf course will also be housed in this area. Rowan University plans a $20 million technology center in Glassboro and a technology research park in Mantua Township. These projects include research facilities, office and laboratory space. The Main Street revitalization project in Glassboro, creating Rowan Boulevard and its associated retail and commercial establishments, will actively link the Rowan campus to downtown.
• In Salem County, the Main Street project - Stand Up for Salem - has helped Salem City regain its status as an economic and social center. The City halved its commercial vacancy rate in three years and produced a significant increase in property values in its downtown area. Also in Salem County, the Riverwalk project is underway, which will feature shopping, dining and entertainment on the historic waterfront in Penns Grove, New Jersey.
• Another Urban Enterprise Zone, Wildwood, in Cape May County, is experiencing growth as existing businesses are expanding and new businesses are established. In particular, hotels and businesses are concentrating in this area in support of the convention center’s many activities. New retail development in the Rio Grande area has sparked new residential growth particularly with housing for the over-55 market.

Throughout the service area our major account sales team has targeted small, mid-size and large commercial and industrial facilities with innovative ideas to generate higher margins, foster customer loyalty and increase the efficient use of natural gas. We’re focusing our efforts in the small- to mid-size business range on restaurants, strip malls, laundromats, hospitals, municipalities, manufacturing facilities and food processors. In the larger commercial sector, casinos, educational institutions, federal and state government facilities, cogeneration and electric generation facilities, and food processing manufacturers create the greatest potential for additional revenue. Rebates available through the New Jersey Board of Public Utilities’ NJ Clean Energy program are an attractive selling point for installing energy-efficient and renewable-energy technologies. Consistent with our philosophy to promote energy efficiency wherever we can, in 2005 SJG assisted 37 commercial and industrial customers and two combined heat and power customers in obtaining rebates for installing energy efficient equipment. Using these rebates to help offset the cost for higher efficiency systems, customers like Rowan University and Williamstown Middle School will realize long-term savings in their cost of energy, and realize a better return on their energy investment.

Innovative Rate Design
Developing innovative ways to grow revenues to satisfy shareholders while providing customers with lower monthly bills sounds like an impossible challenge. A challenge it is; impossible it isn’t. In 2005, we initiated a dialog with the New Jersey Board of Public Utilities and the Office of the New Jersey Ratepayer Advocate to discuss programs that will ensure SJI’s business objectives are closely aligned with those of our customers.

An outgrowth of that dialog was a proposal we put forth in December of 2005 that can change the regulatory landscape and have a far-reaching impact on SJG and its customers. This innovative new program referred to in the industry as “de-coupling,” would significantly modify the way we recover our costs and earn a profit. Also, the program will enable SJG to become a strong advocate for energy conservation measures that will help customers reduce their natural gas usage, without negatively impacting SJG’s financial condition. Since gas costs currently comprise approximately 75% of a residential customer’s bill, real savings can result from even small decreases in consumption. Similar initiatives are currently in place in a handful of states, and have been very successful for utilities and their customers that have adopted this new approach. If approved by the BPU, we expect our program to match those successes in our service area. We are working diligently with both the BPU and Ratepayer Advocate to get this win/win proposal implemented in 2006.

Operational Efficiencies
To achieve our growth objectives, our employees must perform at higher levels each year. Performance management is, therefore, a central focus of our company. Our strategy of aligning employee and departmental objectives with corporate objectives and tying performance directly to compensation is working well for us. We believe we have the talent to outperform our competitors and have structured that talent to promote greater efficiency and future growth.

In 2005 we continued to improve efficiency to control operating and maintenance expense and capital costs. Since they represent such a significant part of our cost to do business, two key areas we actively manage are health care and labor costs. From a productivity standpoint, our distribution operations function is placing greater focus on streamlining tasks and assigning the most efficient resources to drive continuous improvement. The changes we make help to assure consistent methods and processes are used throughout the company and will enable SJG to elevate its level of service in a cost effective way.

One example of streamlining is a new business process that will both lower construction costs and improve customer satisfaction by establishing “one-stop” shopping for new customers installing natural gas in their homes or businesses. Also, the cost and service delivery structure in recently awarded contracts with our infrastructure installation vendors will reduce costs from current levels and provide price stability for the next five years.

Using new technologies and partnerships with other utilities are also avenues to improve productivity and manage costs in 2006 and beyond. Projects in various stages of development include sharing a common trench with other utilities in new residential developments and the use of new excavation technologies, both of which can potentially reduce future construction costs.

Customer Satisfaction
In addition to focusing on innovative ways to increase earnings, SJG places great importance on achieving high customer satisfaction levels. Satisfied customers are often our best salespeople.

Our strategy of employing technology and a renewed dedication to quality service over the past few years have paved the way for South Jersey Gas to dramatically reduce customer telephone wait times and improve customer satisfaction levels. New technology employed to help affect record low wait times has freed up customer care representatives to more thoroughly address the needs of callers requiring the services of a live agent.

Some customer care initiatives in the works are:
•  An internet-based customer service and electronic bill payment system will allow quick, convenient access to account information around the clock.
•  An option for bill payment via our Interactive Voice Response system will provide yet another convenient method of paying bills in 2006.
•  A credit scoring system will better assess the level of customer risk associated with collections. We will use the system to focus resources on higher risk accounts with the goal of reducing collection-related expenses and mitigating uncollectible debt.

Improvements in our bill payment system and our call center are reflected in improved customer satisfaction as SJG ranked in the top ten regionally in a customer satisfaction survey by J.D. Power and Associates. The study measured customer satisfaction in four regions across the country and included factors such as billing, payment and customer service.

Non-regulated Businesses
SJI has now grown several non-regulated business units from entrepreneurial start-ups to self-sustaining business lines. Historically, each business operated independently and developed the core competencies and sustainable customer relationships that drive financial and operating successes. To facilitate the next stage of their development and maximize profitability, we’ve consolidated our non-regulated businesses to take better advantage of opportunities and relationships. With the creation of South Jersey Energy Solutions, our non-regulated businesses will be working in tandem in 2006 and beyond with a focus on three key business lines: Commodity Marketing, On-Site Energy Production and Residential and Commercial Services.

Commodity Marketing
In 2005, two primary factors contributed to the success of our wholesale commodity marketing efforts. First, South Jersey Resources Group completed its first full year of providing fuel management services to Florida Power & Light’s 750-megawatt cogeneration facility in Marcus Hook, PA. Second, SJRG controls 4.7 Bcf of storage, which gives us the flexibility to both meet our customers’ needs and to profit from market conditions that increase the value of these storage assets.

In the retail commodity market, South Jersey Energy enjoys continued success serving its commercial and industrial customers in southern New Jersey. As a result of our relationship-based, consultative sales approach - combining natural gas, electricity and energy-related services into a one-stop shopping package - we’ve been able to maintain competitively superior market penetration levels. Leveraging this strategy, SJE is finding northern New Jersey a strong source for growth, as we continue to expand our base of new commercial and industrial customers.

In New Jersey, only 1% of the large commercial and industrial electric commodity market is currently being served by nonutility enterprises, which leaves much untapped potential within the state. Similar opportunity is also present in the Northeast and Tri-State areas. On the energy services side, SJE has provided traditional energy services such as lighting retrofits, HVAC upgrades and replacements. Current and forecasted energy pricing conditions will continue to make this an attractive part of our services portfolio. This business line remains an important compliment to our commodity business, particularly among our targeted segments such as the gaming industry, food processors and regional supermarket chains.

While a volatile commodity market in 2005 prompted SJE to return its residential customers to the utility, recent natural gas price decreases are enabling us to reposition our residential offer. A new customer acquisition strategy, which we rolled out in early 2006, provides a fixed price similar to the offer we extend to commercial customers. We’re planning to cross sell our services with South Jersey Energy Service Plus, our appliance service and installation business, to extend our reach into the residential market.

By developing a cohesive strategy, maximizing our resources and presenting a more unified approach to consumer markets, our commodity marketing business lines will produce results greater than could be achieved by the individual companies in the years ahead.

On-Site Energy Production
Marina Energy is facing a broad spectrum of opportunities with successful projects and satisfied customers as keys to its future development. Effective at building a team of internal and external resources, Marina has leveraged relationships to help achieve success. Our relationships have also enabled us to expand geographically as evidenced by our recently completed generation plant at Seneca Niagara Falls Gaming in New York State and our project with Warren County Pollution Control Authority in NJ, which is well underway.

Additionally, in 2005 Marina’s relationship with its largest customer, Borgata Hotel Casino & Spa, grew in two directions. First, under a new 20-year contract, we expanded the Marina thermal facility to serve Borgata’s $500 million addition. Marina began providing heating and electricity to the addition in November to support Borgata’s construction activities. Cooling service will follow in 2006, with commercial operation to coincide with the opening of the expansion.

We further expanded the Borgata relationship with a contract to provide up to 5.5 megawatts of green power to its flagship resort. Under the contract, for the next 20 years, Borgata will take all electric output produced by Marina from current and future landfill generation facilities that convert methane gas to electricity. Borgata began taking delivery of the green power produced at Marina’s Atlantic County Utilities Authority landfill facility in December 2005. These renewable energy projects are developed, constructed and owned jointly by Marina and DCO Energy.

Our relationship with the Atlantic County Utilities Authority is another that is strengthening rapidly. The success of the existing power generation facility, along with increased methane production from the landfill, has supported the planned addition of two generators to this site. To accommodate the landfill expansion and resulting methane production, Marina and DCO will install one new 1.9 megawatt generator by August 2006, followed by a second identical unit in 2007.

Marina has several other projects in various stages of construction that will continue to enhance the company’s future earnings prospects. Marina and DCO are currently installing a 3.8 megawatt methane-to-electric generation system at the Warren County District Landfill in Oxford, NJ. This facility is targeted to begin operation in the summer of 2006. In New York State, Marina and DCO are putting the final touches on the cogeneration facility for Seneca Niagara Falls Gaming. At year-end 2005, all equipment was operational and generating electricity for the casino-hotel and gaming complex.

With key relationships in place and market conditions right for growth, we expect Marina to continue providing significant earnings to SJI in the years to come.

Successful projects and satisfied customers are keys to Marina Energy's future development. The best proof of the accuracy of that statement is evidenced by the expansion of two existing customer relationships in 2005.

Residential and Commercial Services
In the Fall of 2004, SJI transferred its appliance service business from the utility into South Jersey Energy Service Plus, a nonregulated subsidiary. Our objective in moving this business line was to better address customers’ needs and adapt to changing market conditions. After one full year of operation, SJESP is indeed satisfying its customers through excellent service and additional service offerings.

SJESP installs, maintains and services heating, air conditioning and water heating systems, along with servicing gas ranges, gas and electric dryers, and other gas burning appliances. During 2005, SJESP continued to add service contracts for new appliances and preventive maintenance contracts and expanded to a new plumbing business line initially to capture a large replacement water heater market.

Our employees have taken ownership of the business and are constantly seeking to generate new revenue and improve processes, procedures, and product offerings. Employee referrals were directly responsible for adding over $1 million in service contract revenues in 2005. With leads from service technicians generating 60% of the revenue, our installation business line added to our success, growing by 50% from 2004 to 2005. Additionally, our employees provided over 100 suggestions for better ways to operate.

Customers showed their appreciation for our top notch service as 97% expressed satisfaction with both the appliance repair and installation business lines. A key factor in SJESP’s future success is that nearly all installation customers say they will use our services again and also would recommend us to their friends and relatives.

In 2006, we will continue to invest in the future success of SJESP by significantly upgrading our core business information system to more efficiently track every aspect of our operations, from initial customer inquiry through service to billing.

Driven largely by the dedication and commitment of its management team and employees, SJESP has made great strides in its first year to realize its vision of becoming the energy solutions provider of choice for residential and small commercial customers.

Corporate Recognition
Sustained outstanding performance resulted in the following recognition during 2005:
• Standard & Poor’s named SJI to the S&P Small Cap 600 Index, which covers about 3% of the U.S. equities market, boosting investor demand for SJI.
• Public Utilities Fortnightly ranked SJI among the top 20 energy companies in the country. The ranking was established to highlight leading energy companies with proven performance, attractive future growth opportunities and exceptional corporate management.
• The Marina Thermal Facility, designed to be easily expanded to accommodate growth, was recognized for innovative engineering and honored with an Outstanding Engineering Achievement Award by the Professional Engineering Society of Southern New Jersey. In presenting the award, the Society cited Marina for its technical approach to the energy needs of casino hotel projects.

SJI Community Involvement
Over the course of 95 years, our company has grown and prospered. During this time we’ve developed new lines of business while continuing our focus on meeting and exceeding our customers’ energy needs.

We’ve also strived to make South Jersey Industries “a great place to work” where employees take pride in what they do and in their service to the broader community. As a leading employer in the region, we’ve made every effort to maintain our reputation as a community partner and an overall good corporate citizen. SJI encourages employees at every level to be active, contributing members of the communities we serve.

During 2005 we developed a new strategy to better align our corporate giving with SJI’s business objectives. The new strategy will be fully implemented in 2006 and continue in the years ahead. In the true spirit of “giving back” to the community, South Jersey Industries is establishing a foundation to support the efforts of non-profit organizations dedicated to quality of life issues. The foundation will assist organizations by directing its financial support to the areas of vocational and higher education, environment, economic development, and health and human services.

Some of the major initiatives SJI supported in 2005 and/or plans to support in 2006 include:
• N.J. Department of Health & Human Services Safe Child Consortium - the Safe Child Fund of NJ was organized to promote and support programs that prevent child abuse and neglect - SJI provided a monetary donation and is also actively promoting the program through various communication vehicles.
• Hurricane Katrina Relief Efforts - We’re very proud of our employees who raised and contributed $15,000 to the American Red Cross in support of the hurricane relief efforts - with SJI’s corporate contribution, our donation totaled $50,000.
• March of Dimes and American Heart Association Walks - SJI employees rallied to attend both events in 2005, supported by SJI through major sponsorships - the company continues its support of both organizations in 2006.

• Ovarian Cancer Research Fund - SJI is the primary sponsor of a fundraiser in 2006 for this organization which will be hosted by Governor Corzine - SJI Chairman & CEO, Ed Graham, is the honorary chairperson along with state Senators Adler, Allen and Lance and Congressman Andrews.
• Gilda’s Club of South Jersey - This organization will host its first conference for teens called, Teens Touched by Cancer in 2006 - SJI is the presenting sponsor.
• Salem County Vocational School and Gloucester County Institute of Technology - In Salem County, SJI is collaborating with the vocational school to develop potential utility-approved training programs for students - In Gloucester County, SJI supports the Learn More, Do More, Earn More student credentialing system.

Working Today for Tomorrow
The success a company will enjoy tomorrow is measured only by the commitment to excellence it demonstrates today. The South Jersey Industries family of companies continues to exceed expectations as a result of the dedication, expertise, and excellence of our leadership, our advisors, and our employees. The work we do today provides our customers and our shareholders with a foundation critical to supporting continued growth and achievement tomorrow.

The future is within our grasp, and at SJI we stand poised to reach even greater heights in energy services, customer satisfaction, employee productivity, and shareholder returns.

[IMAGE CAPTION]

SJG invests in its utility underground pipeline system today to serve its rapidly growing customer base and ensure safe and reliable service for the future. Employees Dave Cordetti (left) and Dan D’Ambrosio prepare to install new service lines.

[IMAGE CAPTION]

SJG’s sales force facilitates the company’s growth from both new construction and conversions from other fuels. Lydia Vera is a critical component of SJG’s outreach to the Hispanic community for new business opportunities. Branding the company today will result in future sales to the fastest growing demographic community in the United States.

[IMAGE CAPTION]

SJG field employees, such as Steve Brown, continue to improve efficiency by streamlining tasks and processes. Improvements made in 2005 can result in lower operating expenses during 2006.

[IMAGE CAPTION]

Partnerships formed with other utilities today will ultimately result in improved productivity for SJG. Joe DiLolle works on a pilot project for shared trenching and installation of services, which can reduce future construction costs.

[IMAGE CAPTION]

Duane Nelson monitors the schematics of the recently expanded Marina Thermal facility in Atlantic City. The expansion will allow Marina to serve Borgata Hotel Casino & Spa’s $500 million addition that is expected to be completed in mid-2006.

[IMAGE CAPTION]

Ed Peterson, Gina Kell and Brandon Murdock engage in strategic marketing planning to develop future cross-selling opportunities for SJI’s nonregulated businesses. This unified approach to customer markets will produce greater results in the years ahead than could be achieved by the individual companies.

[IMAGE CAPTION]

Competitive pricing along with excellent customer service are key to securing and maintaining customers for South Jersey Energy. Karen Longinetti provides pricing to Tom Petrella who uses the information to sell natural gas to SJE’s commercial and industrial customers throughout New Jersey.

[IMAGE CAPTION]

Angelic Dawson takes customer calls for appliance repair and installation. A strong focus on customer satisfaction resulted in a 50% reduction in average telephone wait times for South Jersey Energy Service Plus in 2005.

[IMAGE CAPTION]

SJI strongly supports corporate and employee involvement in over 200 charitable, social and business organizations. Through community relations initiatives, our employees strive to improve the social and economic well-being of our region.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW — South Jersey Industries, Inc. (SJI) is an energy services holding company that provides a variety of products and services through the following wholly owned subsidiaries:

1) South Jersey Gas Company (SJG) is a regulated natural gas utility. SJG distributed natural gas in the seven southernmost counties of New Jersey to 322,424 customers at December 31, 2005, compared with 313,579 customers at December 31, 2004. SJG also:
• sells natural gas and pipeline transportation capacity (off-system sales) on a wholesale basis to various customers on the interstate pipeline system;
• transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers; and
• serviced appliances via the sale of appliance service programs as well as on a time and materials basis through September 1, 2004, at which time the business line was transferred out of SJG and into South Jersey Energy Service Plus, LLC.

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

4) Marina Energy LLC (Marina) develops and operates energy-related projects. Marina's largest project provides cooling, heating and hot water to the Borgata Hotel Casino & Spa in Atlantic City. Marina’s most recent projects include two landfill gas-fired electricity production facilities. Marina owns a 51% equity interest in AC Landfill Energy, LLC (ACLE). ACLE was formed with DCO Energy, LLC to develop and install a 1,400 kilowatt methane-to-electric power generation system at a county-owned landfill in Egg Harbor Township, NJ. Commercial operation of the plant began in March 2005. Marina also owns a 51% equity interest in WC Landfill Energy, LLC (WCLE). WCLE was formed with DCO to develop and install a 3,800 kilowatt methane-to-electric power generation system at a county-owned landfill in White Township, NJ. Commercial operation of the plant is targeted to begin in the summer of 2006.

5) South Jersey Energy Service Plus, LLC (SJESP) installs residential and small commercial HVAC systems, provides plumbing services and services appliances via the sale of appliance service programs as well as on a time and materials basis in southern New Jersey.

SJI also has a joint venture investment with Conectiv Solutions, LLC in Millennium Account Services, LLC (Millennium). Millennium provides meter reading services to SJG and Atlantic City Electric Company in southern New Jersey.

SJI’s stated long-term goals are to: 1) Grow earnings per share from continuing operations by an average of 6% to 7% per year; 2) Increase the dividend on common stock by 3% to 6% annually; and 3) Maintain a low- to moderate-risk profile. Management established those goals in conjunction with SJI’s Board of Directors based upon a number of different internal and external factors that characterize and influence SJI’s current and expected future activities.

The following is a summary of the primary factors we expect to have the greatest impact on SJI’s performance and its ability to achieve its long-term goals going forward:

Business Model — In developing SJI’s current business model, our focus has been on our core utility and natural extensions of that business. That focus enables us to concentrate on business activities that match our core competencies. We have no plans to become involved in business opportunities that do not fit this model.

Customer Growth — The vibrancy of the economic development in and adjacent to southern New Jersey, our primary area of operations, and related strong demand for new housing has enabled our utility to increase its customer base at an average rate of 2.8% over the past five years. While housing growth most significantly benefits utility performance, it also translates into additional opportunities to market retail products and services through our nonutility businesses.

Regulatory Environment — SJG is primarily regulated by the New Jersey Board of Public Utilities (BPU). The BPU sets the rates that SJG charges its rate-regulated customers for services provided and establishes the terms of service under which SJG operates. We expect the BPU to continue to set rates and establish terms of service that will enable SJG to obtain a fair and reasonable return on capital invested. The BPU approved a change in base rates in July 2004, (discussed in greater detail in Note 9 to the consolidated financial statements) that increased utility margins (revenues less gas costs and associated energy taxes) by approximately $6.3 million in 2005, compared with 2004.

Weather Conditions — SJG’s earnings are largely protected from fluctuations in temperatures by a BPU-approved Temperature Adjustment Clause. This clause has a stabilizing effect on utility earnings as SJG recognizes and records earnings based upon an average of temperatures over a 20-year period, and not actual temperatures experienced during a given year. However, SJG’s earnings are not protected from changes in the natural gas usage patterns of our customers. Usage patterns can be affected by a number of factors, such as wind, precipitation, temperature extremes and customer conservation. Our nonutility gas retail marketing business is directly affected by weather conditions, as it does not have accounting mechanisms that address weather volatility. The impact of different weather conditions on the earnings of our nonutility businesses is dependent on a range of different factors. Consequently, weather may impact the earnings of SJI’s various subsidiaries in different, or even opposite, ways. Further, the profitability of individual subsidiaries may vary from year-to-year despite experiencing substantially similar weather conditions.

Changes in Natural Gas Prices — In recent years, prices for natural gas have become increasingly volatile. The utility’s gas costs are passed on directly to customers without any profit margin added by SJG. The price the utility charges customers is set annually, with a regulatory mechanism in place to make limited adjustments to that price during the course of a year. In the event that gas cost increases would justify customer price increases greater than those permitted under the regulatory mechanism, SJG can petition the BPU for an incremental rate increase. High prices can make it more difficult for our customers to pay their bills and may result in elevated levels of bad-debt expense as well as result in higher levels of conservation, which affects revenues. Among our nonutility activities, the one most likely to be impacted by changes in natural gas prices is our retail gas marketing business. Our ability to add and retain customers is affected by the relationship between the price that the utility charges customers for gas and the cost of gas available in the market at specific points in time.

Energy Project Development — Marina Energy, SJI’s energy project development business, focuses on designing, building, owning and/or operating energy production facilities on, or adjacent to, customer sites. That business is currently involved with six projects that are either operating, or are under development. Based upon our experience to date, market issues that impact the reliability and price of electricity supplied by utilities, and discussions that we are having regarding additional projects, we expect to continue to expand this business. However, the price of natural gas also has a direct effect on the economics of these projects.

Changes in Interest Rates — SJI has operated in a relatively low interest rate environment over the past several years. Rising interest rates would raise the expense associated with existing variable-rate debt and all issuances of new debt. We have sought to mitigate the impact of a potential rising rate environment by fixing the costs on all long-term debt, either by directly issuing fixed-rate debt or by entering into derivative transactions to hedge against rising interest rates.

Labor and Benefit Costs — Labor and benefit costs have a significant impact on SJI’s profitability. Benefit costs, especially those related to health care, have risen in recent years. We sought to manage these costs by revising health care plans offered to existing employees, capping postretirement health care benefits, and changing health care and pension packages offered to new hires. Our workforce totaled 636 employees at the end of 2005, with 61% of that total being unionized. During 2004, we agreed to new contracts with all of our bargaining units that encompass the changes mentioned above. The contracts run through at least January 2008, with the largest bargaining units signed through January 2009. We expect savings from these changes to gradually increase as new hires replace retiring employees. In an effort to accelerate the realization of those benefits, we offered an early retirement incentive program at the end of 2004 through 2005.

Balance Sheet Strength — Over the past three years, SJI took significant steps to enhance the quality of its balance sheet. Through the issuance of new equity and strong earnings performance, SJI’s equity-to-capitalization ratio, inclusive of short-term debt, improved from 41.0% at the end of 2003, to 44.6% at the end of 2004, and to 45.5% at the end of 2005. We expect SJI’s average, annualized equity-to-capitalization ratio to range between 46.0% and 50.0% going forward. A strong balance sheet permits us to maintain the financial flexibility necessary to take advantage of the many growth opportunities present at SJI’s utility and nonutility operations.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS — Certain statements contained in this Annual Report may qualify as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in this Report should be considered forward-looking statements made in good faith and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “believe”, “expect”, “estimate”, “forecast”, “goal”, “intend”, “objective”, “plan”, “project”, “seek”, “strategy” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements. These risks and uncertainties include, but are not limited to, the following: general economic conditions on an international, national, state and local level; weather conditions in our marketing areas; changes in commodity costs; changes in the availability of natural gas; regulatory, legislative and court decisions; competition; the availability and cost of capital; costs and effects of legal proceedings and environmental liabilities; the failure of customers or suppliers to fulfill their contractual obligations; and changes in business strategies. A discussion of these and other risks and uncertainties may be found throughout this Report and in filings made by SJI with the Securities and Exchange Commission. These cautionary statements should not be construed by you to be exhaustive and they are made only as of the date of this Report. While SJI believes these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that the expectations derived from them will be realized. Further, SJI undertakes no obligation to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise.

CRITICAL ACCOUNTING POLICIES —
ESTIMATES AND ASSUMPTIONS: As described in the notes to our consolidated financial statements, management must make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates. Five types of transactions presented in our consolidated financial statements require a significant amount of judgment and estimation. These relate to regulatory accounting, energy derivatives, environmental remediation costs, pension and other postretirement employee benefit costs, and revenue recognition.

Regulatory Accounting — SJI’s largest subsidiary, SJG, maintains its accounts according to the Uniform System of Accounts as prescribed by the New Jersey Board of Public Utilities (BPU). As a result of the ratemaking process, SJG is required to follow Financial Accounting Standards Board (FASB) Statement No. 71, “Accounting for the Effects of Certain Types of Regulation.” SJG is required under Statement No. 71 to recognize the impact of regulatory decisions on its financial statements. SJG is required under its Basic Gas Supply Service clause (BGSS) to forecast its natural gas costs in setting its rates and provide the ability, subject to BPU approval, to recover or refund the difference between gas cost recoveries and the actual costs of gas through a BGSS charge to customers. We record any over/under-recoveries as a regulatory asset or liability on the consolidated balance sheets and reflect it in the BGSS in subsequent years. SJG also enters into derivatives that are used to hedge natural gas purchases, and we record the offset to the resulting derivative assets or liabilities as a regulatory asset or liability on the consolidated balance sheets.

In addition to the BGSS, other regulatory assets consist primarily of remediation costs associated with manufactured gas plant sites, which we discuss below under Environmental Remediation Costs, and several other assets as detailed in Note 1 to the consolidated financial statements. If changes occur in future regulatory positions that indicate the recovery of such regulatory assets is not probable, we would charge the related cost to earnings. Currently there are no such anticipated changes at the BPU.

Energy Derivatives — SJI recognizes assets or liabilities for the energy-related contracts that qualify as derivatives that are entered into by its subsidiaries when contracts are executed. We record contracts at their fair value in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. We record changes in the fair value of the effective portion of derivatives qualifying as cash flow hedges, net of tax, in Accumulated Other Comprehensive Loss and recognize such changes in the income statement when the hedged item affects earnings. Changes in the fair value of derivatives not designated as hedges are recorded in earnings in the current period. Certain derivatives that result in the physical delivery of the commodity may meet the criteria to be accounted for as normal purchases and normal sales if so designated, in which case the contract is not marked-to-market, but rather is accounted for when the commodity is delivered. However, due to the application of regulatory accounting principles under FASB Statement No. 71, derivatives related to SJG’s gas purchases are recorded through the BGSS rather than Accumulated Other Comprehensive Loss. SJG occasionally enters into financial derivatives to hedge against forward price risk. These derivatives are recorded at fair value with an offset to regulatory assets and liabilities through SJG’s BGSS, subject to BPU approval (See Note 9 to the consolidated financial statements). We adjust the fair value of the contracts each reporting period for changes in the market. We derive the fair value for most of the energy-related contracts from markets where the contracts are actively traded and quoted. For other contracts, SJI uses published market surveys and, in certain cases, unrelated third parties to obtain quotes concerning the contracts' current value. Market quotes tend to be more plentiful for contracts maturing in two years or less. Very few of our contracts extend beyond two years.

Environmental Remediation Costs — Outside consulting firms assist us in estimating future costs for environmental remediation activities. We estimate future costs based on projected investigation and work plans using existing technologies. We estimate the range of future costs from $60.7 million to $220.0 million. In preparing consolidated financial statements, SJI records liabilities for future costs using the lower end of the range because a single reliable estimation point is not feasible due to the amount of uncertainty involved in the nature of projected remediation efforts and the long period over which remediation efforts will continue. We update estimates each year to take into account past efforts, changes in work plans, remediation technologies, government regulations and site specific requirements (See Note 13 to the consolidated financial statements).

Pension and Other Postretirement Benefit Costs — The costs of providing pension and other postretirement employee benefits are impacted by actual plan experience as well as assumptions of future experience. Employee demographics, plan contributions, investment performance, and assumptions concerning return on plan assets, discount rates and health care cost trends all have a significant impact on determining our projected benefit obligations. We evaluate these assumptions annually with the assistance of our investment manager and actuary; and we adjust them accordingly. These adjustments could result in significant changes to the net periodic benefit costs of providing such benefits and the related liabilities recognized by SJI.

Revenue Recognition — Gas and electricity revenues are recognized in the period the commodity is delivered. SJG, SJRG and SJE bill customers monthly. A majority of SJG and SJE customers have their meters read on a cycle basis throughout the month. For SJG and SJE retail customers that are not billed at the end of each month, we record an estimate to recognize unbilled revenues for gas/electricity delivered from the date of the last meter reading to the end of the month. SJG’s and SJE’s unbilled revenue for natural gas is estimated each month based on monthly deliveries into the system; unaccounted for natural gas based on historical results; customer-specific use factors, when available; actual temperatures during the period; and applicable customer rates. SJE’s unbilled revenue for retail electricity is based on customer-specific use factors and applicable customer rates. We bill SJG customers at rates approved by the BPU. SJE and SJRG customers are billed at rates negotiated between the parties.

We defer and recognize revenues related to SJESP’s appliance service contracts seasonally over the full 12-month term of the contract. Revenues related to services provided on a time and materials basis are recognized on a monthly basis as the services are provided.

Marina recognizes revenue on a monthly basis as services are provided and for thermal energy that is delivered to its customers.

The BPU allows SJG to recover gas costs in rates through the Basic Gas Supply Service (BGSS) price structure. SJG defers over/under-recoveries of gas costs and includes them in subsequent adjustments to the BGSS rate. These adjustments result in over/under-recoveries of gas costs being included in rates during future periods. As a result of these deferrals, utility revenue recognition does not directly translate to profitability. While SJG realizes profits on gas sales during the month of providing the utility service, significant shifts in revenue recognition may result from the various recovery clauses approved by the BPU. This revenue recognition process does not shift earnings between periods, as these clauses only provide for cost recovery on a dollar-for-dollar basis (See Note 9 to the consolidated financial statements).

NEW ACCOUNTING PRONOUNCEMENTS — See detailed discussions concerning New Accounting Pronouncements and their impact on SJI in Note 1 to the consolidated financial statements.

TEMPERATURE ADJUSTMENT CLAUSE — The BPU-approved Temperature Adjustment Clause (TAC) is designed to mitigate the effect of variations in heating season temperatures from historical norms. While SJG records the revenue and earnings impacts of TAC adjustments as incurred, cash inflows or outflows directly attributable to TAC adjustments generally do not begin until the next clause year. Each TAC year begins October 1 and ends May 31 of the subsequent year. The TAC (decreased) increased SJG’s net income by $(0.2) million, $0.2 million and $(1.7) million in 2005, 2004 and 2003, respectively. Weather in 2005 was 2.9% colder than in 2004, and 3.0% colder than the 20-year TAC average. Weather in 2004 was 5.8% warmer than in 2003, and 1.0% warmer than the 20-year TAC average. Weather in 2003 was 12.5% colder than 2002 and 5.1% colder than the 20-year average.

REGULATORY ACTIONS — See detailed discussion concerning Regulatory Actions in Note 9 to the consolidated financial statements.

ENVIRONMENTAL REMEDIATION — See detailed discussion concerning Environmental Remediation in Note 13 to the consolidated financial statements.

COMPETITION — SJG’s franchises are non-exclusive. Currently, no other utility provides retail gas distribution services within SJG’s territory. SJG does not expect any other utilities to do so in the foreseeable future because of the extensive investment required for utility plant and related costs. SJG competes with oil, propane and electricity suppliers for residential, commercial and industrial users. The market for natural gas sales is subject to competition due to deregulation. We enhanced SJG’s competitive position while maintaining margins by using an unbundled tariff. This tariff allows full cost-of-service recovery, except for the variable cost of the gas commodity, when transporting gas for our customers. Under this tariff, SJG profits from transporting, rather than selling, the commodity. SJG’s residential, commercial and industrial customers can choose their supplier while we recover the cost of service through transportation service (See Customer Choice Legislation).

SJE competes with utilities and other third-party marketers to sell the unregulated natural gas and electricity commodity to customers. Marketers compete largely on price, which is driven by the commodity market. While the utilities are typically indifferent as to where customers get their gas or electricity, the price they set for the commodity they sell creates competition for SJE. SJE is exposed to market risk associated with commodity supply, performance risk of suppliers, and credit risk of customers.

SJRG competes with other wholesalers that sell natural gas. SJRG is also subject to the same price and credit risks as SJE.

Marina competes with other companies that develop and operate on-site energy production. Marina also faces competition from customers’ preferences for alternative technologies for energy production, as well as those customers that address their energy needs internally.

SJESP competes with other companies that service appliances and install residential and small commercial HVAC systems.

CUSTOMER CHOICE LEGISLATION —All residential natural gas customers in New Jersey can choose their gas supplier under the terms of the “Electric Discount and Energy Competition Act of 1999.” As of December 31, 2005, approximately 9,800 of SJG’s residential customers chose a natural gas commodity supplier other than SJG. The number of such customers fell from over 87,600 at December 31, 2004, as marketers were unable to offer natural gas at prices competitive with those available under regulated utility tariffs during 2005, due to changing market conditions. Customers purchasing natural gas from providers other than SJG are charged for gas costs by the marketer, not SJG. While customer choice can significantly affect utility revenues and gas costs, it does not affect SJG’s earnings or financial condition (See Results of Operations). The BPU continues to allow for full recovery of prudently incurred natural gas costs through the Basic Gas Supply Service Clause as well as other costs of service, including deferred costs, through tariffs.

For a period of several years, marketers had successfully attracted gas commodity customers by offering natural gas at prices competitive with those available under regulated utility tariffs. More recently, marketers have found it increasingly difficult to compete with the utility under changing market conditions (See caption Operating Revenues - Utility). SJE responded to these difficult market conditions by returning all of their approximately 69,000 residential gas customers to the utility at the end of the third quarter of 2005. SJE expects to market a new residential offer that is more reflective of current market conditions at a later date.

RESULTS OF OPERATIONS:
Operating Revenues — Utility — Revenues, net of intercompany transactions, increased $81.5 million compared with prior year primarily due to five factors. First, SJG added 8,845 customers during 2005, which represents a 2.8% increase in total customers. Second, 89% of the residential customers and 25% of the commercial customers purchasing their gas from sources other than SJG migrated back to utility sales service. The total number of transportation customers decreased from 89,537 at December 31, 2004, to 11,238 at December 31, 2005, as third party marketers found it difficult to compete with the utility’s Basic Gas Supply Service (BGSS) rates under current market conditions. The migration of customers from transportation service back to sales service has a direct impact on utility revenues as charges for gas costs are included in sales revenues and not in transportation revenues. However, since gas costs are passed on directly to customers without any profit margin added by SJG, the change in customer utilization of gas marketers did not impact SJG’s earnings. Third, natural gas sales to an electric generation customer increased by $8.1 million in 2005, compared with 2004, as it experienced a high demand for electricity during an unusually hot summer season in 2005. Fourth, SJG was granted two BGSS rate increases as a result of substantial increases in wholesale natural gas prices across the country. The first increase in September 2005, resulted in a 4.4% increase in the average residential customer’s bill and 5.0% in the average commercial/industrial customer’s bill. The second was effective in December 2005, and resulted in a 24.3% increase in the average residential customer’s bill and 28.4% in the average commercial/industrial customer’s bill. However, as previously stated, since gas costs are passed on directly to customers without any profit margin added by SJG, the BGSS rate increases did not impact SJG’s profitability. Finally, SJG experienced an increase in revenues from Off-System Sales (OSS) as a direct result of the higher per unit cost of natural gas. This was coupled with an increase in capacity release activity in 2005. Capacity release allows SJG to sell any unused capacity, but the revenues from such activities are much lower than those from OSS since no commodity is included in the sale.

Partially offsetting the positive factors noted above were lower customer utilization rates experienced during 2005, compared with 2004, the transfer of the appliance service business from the utility, and the impact of the July 2004 rate case settlement on revenues (refer to the Comparative Operating Statistics table). SJG’s revenues for 2005 were reduced by the impact of the July 2004 settlement of several matters before the BPU. This settlement increased SJG’s base rates but, at the same time, eliminated rates in several clauses that were no longer needed to recover costs. SJG was either no longer incurring or had already recovered the specific costs that these clauses were designed to recover. Since revenues raised under these clauses were for cost recovery only and had no profit margin built in, their elimination had no impact on SJG’s earnings.

The July 2004 base rate increase, discussed in greater detail in Note 9 to the consolidated financial statements, had the impact of increasing utility margins (revenues less gas costs and associated energy taxes) by approximately $6.3 million in 2005, compared with 2004. This was offset by a $1.6 million contribution to margin in 2004, due to the buyout of a large utility customer’s long-term contract.

Revenues, net of intercompany transactions, decreased $1.1 million in 2004, compared with 2003. The net decrease was primarily due to several large offsetting factors. Revenues decreased as a result of lower OSS revenues due to lower sales volumes in 2004, compared with 2003. A second factor was weather that was 5.8% warmer than the prior year resulting in lower utility sales. Offsetting these factors were the addition of 9,017 customers in 2004, and a $5.7 million increase in recoveries for previously deferred costs under the New Jersey Clean Energy Program (See Operations Expense).

Total gas throughput increased 15.9% compared with 2004, to 153.9 billion cubic feet (Bcf) in 2005. The higher throughput was primarily due to a significant increase in capacity release activity during 2005. While revenues from such activities are not as high when SJG sells commodity, contributions to margins are still comparable. Total gas throughput increased 6.3% compared with 2003, to 132.8 Bcf in 2004. The higher throughput in 2004 was also primarily due to a significant increase in capacity release activity.

Operating Revenues — Nonutility — Combined revenues for SJI’s nonutility businesses, net of intercompany transactions, increased by $20.4 million in 2005, compared with 2004.

SJESP’s revenues increased $8.5 million in 2005, compared with 2004. Of this increase, $5.4 million relates to the operations of the appliance service business that was formerly within SJG through September 1, 2004. SJESP continues to add service contract and installation customers.

SJRG’s revenues increased by $11.5 million in 2005, compared with 2004, due mainly to sales volume growth, enhanced by additional storage capacity, and higher gas prices. In 2005, sales volumes grew by 4% to 81.5 million decatherms compared with 78.6 million decatherms in 2004, due primarily to volumes sold pursuant to our contract with a large customer.

SJE’s revenues from retail gas decreased by $4.9 million in 2005, compared with 2004, due mainly to a decline in the number of residential and commercial gas customers, resulting from unfavorable market conditions experienced over the preceding 12 months. As the market price for gas has been above the price charged by SJG to its customers, SJE returned all of its approximately 69,000 residential customers to the utility in the third quarter of 2005 and has currently suspended its residential gas marketing efforts.

SJE’s revenues from retail electricity increased by $3.5 million in 2005, compared with 2004, due mainly to higher electricity commodity prices and the addition of several industrial customers. This increase was partially offset by the loss of revenues from a large school bid that was not renewed in May 2005.

Marina’s revenues increased by $4.3 million in 2005, compared with 2004, due mainly to increased sales volumes from our thermal plant and revenues from its Seneca and ACLE projects, which began in 2005.

Combined revenues for SJI’s nonutility businesses, net of intercompany transactions, increased by $115.0 million in 2004, compared with 2003. Most of the increase was due to SJE’s revenues from the sale of retail electricity, which increased by $57.1 million in 2004, compared with 2003. SJE was the successful bidder on a contract to supply retail electricity to over 400 school districts located throughout the state of New Jersey beginning in November 2003. Sales of retail gas by SJE increased $38.3 million in 2004, compared with 2003. This increase was due mainly to higher gas prices and lower temperatures in the first quarter of 2004. The increase was partially offset by a decrease of over 14,300 residential and 2,600 commercial customers due to unfavorable market conditions experienced during 2004.

Marina’s revenues increased $8.1 million in 2004, compared with 2003. This increase resulted from sales of thermal energy to the Borgata Hotel Casino & Spa, which opened in July 2003, and other on-site energy production projects.

SJRG’s revenues increased $6.5 million in 2004, compared with 2003, due mainly to sales volume growth, enhanced by additional storage capacity, and higher gas prices.

Cost of Sales — Utility — Cost of sales, net of intercompany transactions, increased $77.2 million in 2005, compared with 2004, due to the increase in SJG’s total customer base, the impact of the migration of customers from transportation service back to sales service and increased Off-System Sales (OSS) volumes and Electric Generation Sales volumes, as discussed in detail under Operating Revenues — Utility. While changes in gas costs associated with OSS directly impact cost of sales, changes in the unit cost of gas sold to utility ratepayers do not always directly affect cost of sales. SJG defers fluctuations in gas costs to ratepayers not reflected in current rates to future periods under a BPU-approved Basic Gas Supply Service (BGSS) price structure. As a result of the two BGSS rate increases in 2005, discussed under Operating Revenues — Utility, SJG was able to recover and recognize some of the increase in gas costs experienced during the year.

Finally, cost of sales experienced a partial offsetting decrease from the transfer of the appliance service business out of the utility effective September 1, 2004. Cost of sales related to the appliance service business are included in SJG’s results through September 1, 2004, and totaled $1.8 million in 2004.

Cost of sales, net of intercompany transactions, decreased $8.4 million in 2004, compared with 2003, due principally to a significant decrease in sales volumes, primarily in the OSS market. In addition, firm sales volumes in the residential and commercial markets decreased by 6.0% for the year 2004, compared with 2003, primarily as a result of the impact of warmer weather.

Gas supply sources include contract and open-market purchases. SJG secures and maintains its own gas supplies to serve its sales customers. SJG does not anticipate any difficulty renewing or replacing expiring contracts under acceptable terms and conditions.

Cost of Sales — Nonutility — Combined cost of sales for SJI’s nonutility businesses, net of intercompany transactions, increased $9.6 million in 2005, compared with 2004.

SJESP’s cost of sales increased $2.8 million in 2005, compared with 2004, due mainly to the operation of the appliance service business that was formerly within SJG through September 1, 2004. Of this increase, $1.8 million relates to operations formerly within SJG, with the balance attributable to customer growth.

SJRG’s cost of sales increased $4.9 million in 2005, compared with 2004, mainly due to sales volume growth and higher gas prices.

SJE’s cost of retail gas sales decreased by $0.3 million in 2005, compared with 2004, due mainly to lower volumes of gas sold caused by the loss of residential and commercial customers, which was mostly offset by higher gas commodity prices. SJE’s cost of retail electricity sales increased $3.9 million in 2005, compared with 2004, due mainly to higher electricity commodity prices. This increase was partially offset by the loss of the school bid in May 2005.

Marina’s cost of sales increased $0.5 million in 2005, compared with 2004, due mainly to costs related to the Seneca and ACLE projects, which began in 2005, and higher energy costs related to additional sales volumes in 2005.

Combined cost of sales for SJI’s nonutility businesses, net of intercompany transactions, increased $102.7 million in 2004, compared with 2003.

SJRG’s cost of sales increased $6.8 million in 2004, compared with 2003, due mainly to sales volume growth and higher gas prices.

SJE’s cost of retail electricity sales increased $56.0 million in 2004, compared with 2003, due mainly to costs related to the school bid and higher electric commodity prices.SJE’s cost of retail gas sales increased by $38.3 million in 2004, compared with 2003, due mainly to higher gas commodity prices and lower temperatures in the first quarter of 2004. This increase was partially offset by the decline in the number of residential and commercial customers during 2004.

Marina’s cost of sales increased $8.1 million in 2004, compared with 2003, due mainly to costs related to the thermal plant, which began operations in July 2003, and other incremental projects.

Operations Expense — A summary of net changes in operations expense, net of intercompany transactions, (in thousands):

	2005 vs. 2004	2004 vs. 2003
Utility	$(1,394)	$1,970
Nonutility:
Wholesale Gas	122	215
Retail Gas and Other	2,017	(1,573)
On-Site Energy Production	451	1,813
Appliance Service	2,939	2,885
Total Nonutility	5,529	3,340
Corporate	104	1,093
Total Operations	$4,239	$6,403

Utility Operations expense decreased $1.4 million in 2005, which is the net result of a decrease in appliance service expense partially offset by an increase in utility operations expense. Appliance service expense within Utility Operations decreased $3.5 million due to the transfer of this business from the utility in 2004. The offsetting increase in expense was due primarily to an increase in bad-debt expense, early retirement incentive plan (ERIP) cost, officers’ long-term incentive compensation, and higher employee wages and salaries. Additional bad-debt expense in the amount of $1.3 million was recognized due to higher write-offs and to an increase in the reserve for potential uncollectible accounts to correspond with the increase in customer accounts receivable caused by rising gas prices. Also, as previously discussed, SJG offered an ERIP in late 2005. Overall, costs related to the plan were $0.6 million more in 2005, than in 2004. SJG also incurred additional expense for the officers’ long-term incentive compensation plan, which provides for annual awards based on SJI’s performance as compared to a select peer group. Due to improved corporate performance, we recorded $0.5 million more expense in 2005, than in 2004. Finally, SJG experienced an increase in wages and salaries from 2004 to 2005, due to contract terms and cost of living increases. The increases in these expenses were partially offset by lower pension expense caused by earnings on additional pension contributions, and lower postretirement benefit costs (not related to the ERIP) due to the cost caps put in place in November 2004 (See Note 10 to the consolidated financial statements).

Utility Operations expense increased in 2004, as compared with 2003, primarily as a result of the BPU-approved increase in SJG’s Societal Benefits Clause (SBC) in August 2003 (See Note 9 to the consolidated financial statements). With this approval, recoveries and a corresponding charge to expense for previously deferred costs under the New Jersey Clean Energy Program increased by $5.7 million for the year 2004, when compared with 2003. The BPU-approved SBC clause allows for full recovery of these deferred costs including carrying costs and, as a result, the increase in expense had no impact on SJG’s net income. SJG’s administrative and general expenses also increased in 2004, compared with 2003, primarily as a result of deferred cost amortizations approved as part of SJG’s July 2004 rate case settlement. The resulting amortizations of approximately $0.5 million in 2004, were included in rate recovery from its customers and had no impact on SJG’s net income. In addition, SJG incurred significant expense during the year to improve controls to ensure compliance with new SEC and BPU rules and regulations. Lower bad-debt expense during 2004, significantly offset the previously noted increases for the year. A March 2004 BGSS refund improved SJG’s accounts receivable aging significantly in 2004. As a result, SJG benefited from lower uncollectible account write-offs during 2004. In addition, operating expenses related to SJG’s Appliance Service Operations decreased $1.9 million as a result of the September 1, 2004 transfer of this function out of the utility (See Note 9 to the consolidated financial statements).

Nonutility Retail Gas and Other Operations expense increased in 2005, compared with 2004, mainly due to a significant uncollectible reserve adjustment following a bankruptcy declaration by one of SJE’s industrial gas customers. On-Site Energy Production Operations expense increased in 2005, compared with 2004, due mainly to new projects that became operational in 2005. Appliance Service Operations expense increased as the business became fully independent from SJG in September 2004.

Nonutility Retail Gas and Other Operations expenses decreased in 2004, compared with 2003, due mainly to a significant reduction in SJE’s customer acquisition costs. On-Site Energy Production Operations expenses increased in 2004, compared with 2003, due to 12 months of operations at Marina’s thermal plant and costs of a cogeneration project that came on line early in 2004. Appliance Service Operations expenses increased as the business began independent operations in September 2004. Corporate Operations expenses increased in 2004, compared with 2003, due to higher salaries directed to corporate initiatives, higher bank fees related to SJI’s revolving credit facilities and higher SEC compliance costs.

Other Operating Expenses — A summary of changes in other consolidated operating expenses (in thousands):

	2005 vs. 2004	2004 vs. 2003
Maintenance	$42	$94
Depreciation	(857)	242
Energy and Other Taxes	636	(31)

Depreciation expense decreased in 2005, compared with 2004, due to a reduction in SJG’s composite depreciation rate from 2.9% to 2.4% effective July 2004, offset by additional depreciation on SJG’s continuing investment in utility plant. Depreciation increased in 2004, compared with 2003, due mainly to Marina’s increased investment in property, plant and equipment. This increase was largely offset by the reduction in SJG’s depreciation rates noted above.

Energy and Other Taxes increased in 2005, compared with 2004, primarily due to higher energy-related taxes based on increased sales volumes and revenues in 2005.

Other Income and Expense — Other income and expense was higher in 2004, compared with both 2005 and 2003, due to a pre-tax gain of $0.7 million on SJG’s postretirement healthcare plan trust. The movement of plan assets to a new investment manager triggered the recognition of gains on investments in 2004.

Interest Charges — Interest charges increased by $0.4 million in 2005, compared with 2004, due primarily to higher levels of short-term debt and higher interest rates on short-term debt. Short-term debt levels rose to support our capital expenditures, which we have not yet financed with long-term debt. A steep rise in short-term interest rates was driven by a series of interest rate hikes enacted by the Federal Reserve Bank over the past 18 months. The increase in interest charges associated with short-term debt was partially offset by lower levels of long-term debt outstanding during 2005, compared with 2004.

Interest charges decreased in 2004, compared with 2003, due primarily to the refunding of higher priced, fixed-rate, long-term debt securities with lower-cost debt. These refundings occurred primarily during 2003, with a smaller portion occurring in 2004, and were accomplished with long-term, fixed-rate debt issuances under SJG’s Medium Term Note Program. The actions taken resulted in the weighted-average interest rate on our long-term debt decreasing from 7.62% at the end of 2002 to 6.23% as of December 31, 2004. We also benefited in 2004 from lower levels of short-term bank debt outstanding as compared with 2003. These benefits were partially offset by higher average short-term interest rates experienced on bank debt during 2004. Debt is incurred primarily to expand and upgrade SJG’s gas transmission and distribution system, to support seasonal working capital needs related to inventories, customer receivables, and to develop energy projects.

Discontinued Operations — The losses are primarily comprised of environmental remediation and product liability litigation associated with previously disposed of businesses. In 2003, the loss also included the sale of property.

Cumulative Effect of a Change in Accounting Principle — Net — In 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-03, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” that rescinded EITF Issue No. 98-10, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities”. This rescission changed the accounting for certain energy contracts effective for transactions entered into after that date, with a cumulative effect adjustment for previously existing transactions to be recognized in the quarter beginning January 1, 2003. As a result of EITF Issue No. 02-03, SJI only marks-to-market those energy-related contracts that meet the definition of a derivative in Statement No. 133, as amended. Energy-related contracts that do not meet the definition of a derivative are accounted for using the accrual basis of accounting. The effect of this change in accounting resulted in a net charge of $0.4 million shown as a Cumulative Effect of a Change in Accounting Principle — Net in 2003.

Net Income Applicable to Common Stock — Net income increased $5.6 million, or 13.3%, to $47.9 million in 2005, as compared with $42.3 million in 2004. Net income in 2004 increased $8.9 million, or 26.8%, as compared with $33.4 million in 2003. We discuss the reasons for the increases in net income in detail above.

LIQUIDITY AND CAPITAL RESOURCES — Liquidity needs are driven by factors that include natural gas commodity prices; the impact of weather on customer bills; lags in fully collecting gas costs from customers under the Basic Gas Supply Service charge; working capital needs of our energy trading and marketing activities; the timing of construction and remediation expenditures and related permanent financings; mandated tax payment dates; both discretionary and required repayments of long-term debt; and the amounts and timing of dividend payments.

Liquidity needs are first met with net cash provided by operating activities. Net cash provided by operating activities totaled $39.3 million, $79.6 million and $73.2 million in 2005, 2004 and 2003, respectively. Net cash provided by operating activities varies from year-to-year primarily due to the impact of weather on customer demand and related gas purchases, inventory utilization and gas cost recoveries. Net cash provided by operating activities in 2005 was heavily impacted by these factors as collection of much higher fuel costs incurred by SJG during 2005 were deferred for collection until 2006. On December 15, 2005, SJG was authorized by the BPU to increase the rates it charges customers by 24.3% for residential and 28.4% for commercial/industrial customers. The increase enables SJG to recover from its customers the higher cost of gas that has been and will be delivered to them during 2005 and 2006. Changes in Accounts Receivable, Inventories and Accounts Payable on the statement of consolidated cash flows for 2005 reflected the impact of higher gas prices experienced during the year. We use short-term borrowings under lines of credit from commercial banks to supplement cash from operations, to support working capital needs and to finance capital expenditures as incurred. From time to time, we refinance short-term debt incurred to finance capital expenditures with long-term debt.

SJI’s operations are also subject to seasonal fluctuations. Significant changes in the balances of Current Assets and Current Liabilities can occur from the end of one reporting period to another, as evidenced by the changes on the consolidated balance sheets. During the fourth quarter, gas is typically withdrawn from storage to meet heightened winter demand levels. Due to unseasonably warm weather experienced during the fourth quarter of 2005, withdrawals from inventory were lower than normal. Consequently, we anticipate the cash flow benefit received from reducing inventory will be delayed until the first quarter of 2006. SJI also ends each calendar year in a prepaid tax position due to mandatory prepayment requirements on all state taxes. Such prepayments are credited against amounts otherwise due during the first quarter of the subsequent year; further improving first quarter liquidity.

Bank credit available to SJI totaled $266.0 million at December 31, 2005, of which $151.0 million, inclusive of $3.7 million of letters of credit, was used. Those bank facilities consist of a $100.0 million revolving credit facility that expires in August 2006, $76.0 million of uncommitted bank lines available to SJG, a $60.0 million revolving credit facility that expires in August 2007, and $30.0 million of uncommitted bank lines available to SJI. SJI is presently working with all of its banks to extend the existing revolving credit facilities through 2011. We anticipate the extended agreements to be in place during the first quarter of 2006. The revolving credit facilities contain certain financial covenants measured on a quarterly basis. SJI and SJG were in compliance with these covenants as of December 31, 2005. Based upon the existing credit facilities and a regular dialog with our banks, we believe there will continue to be sufficient credit available to meet our business’ future liquidity needs.

SJI supplements its operating cash flow and credit lines with both debt and equity capital. Over the years, SJG has used long-term debt, primarily in the form of First Mortgage Bonds and Medium Term Notes (MTN), secured by the same pool of utility assets, to finance its long-term borrowing needs. These needs are primarily capital expenditures for property, plant and equipment. In September of 2005, SJG established a new $150.0 million MTN program and issued a $10.0 million note under the program at a rate of 5.45%, maturing in 2035. The proceeds of the 2005 note issue were used to refinance a $10.0 million, 7.9% note issued under a previous MTN program that was called for redemption in July 2005. During 2005, SJG repaid long-term debt totaling $22.8 million, including the July 2005 redemption. Between September 2001 and January 2003, Marina issued $20.0 million of tax-exempt and $25.0 million of taxable variable-rate demand bonds (VRDBs) through the New Jersey Economic Development Authority. The tax-exempt and taxable bonds mature in 2031 and 2021, respectively. Investors in the bonds receive liquidity and credit support via letters of credit provided by a syndicate of four commercial banks. The underlying letters of credit that provide liquidity support for the weekly remarketing of the VRDBs currently expire in September 2007. We do not anticipate any difficulty renewing the letters of credit prior to expiration. We used the proceeds of these bond issuances to fund project development and construction costs for the thermal energy plant constructed by Marina to serve the Borgata Hotel Casino & Spa, which opened in July 2003.

SJI has raised equity capital over the past three years through its Dividend Reinvestment Plan (DRP). Participants in SJI's DRP receive newly issued shares. We offer a 2% discount on DRP investments as it is the most cost-effective way to raise equity capital in the quantities we are seeking. Through the DRP, SJI raised $31.9 million of equity capital by issuing 1,141,590 shares in 2005, and $25.3 million of equity capital by issuing 1,232,602 shares in 2004. We anticipate raising less than $10.0 million of additional equity capital through the DRP in 2006, for the purpose of maintaining an equity-to-capitalization ratio close to 50%.

On March 3, 2005, the Board of Directors authorized an amendment to SJI’s Certificate of Incorporation to increase the authorized number of shares of Common Stock from 20,000,000 shares to 60,000,000 shares. This authorization was approved by a vote of SJI’s shareholders at our annual meeting of shareholders held on April 21, 2005. The principal purpose of the increase was to permit a two-for-one split of all the issued shares of SJI’s Common Stock, which was completed on June 30, 2005.

SJI’s capital structure, excluding preferred stock which was immaterial, was as follows:

	As of December 31,
	2005	2004

Common Equity	45.5%	44.6%
Long-Term Debt	37.1%	42.7%
Short-Term Debt	17.4%	12.7%
Total	100.0%	100.0%

SJG’s long-term, senior secured debt is rated “A” and “Baa1” by Standard & Poor’s and Moody’s Investor Services, respectively. These ratings have not changed in the past five years.

SJG is restricted as to the amount of cash dividends or other distributions that may be paid on its common stock by an order issued by the BPU in July 2004, that granted SJG an increase in base rates. Per the order, SJG is required to maintain total common equity of no less than $289.0 million. SJG’s total common equity balance was $344.6 million at December 31, 2005.

CAPITAL EXPENDITURES, COMMITMENTS AND CONTINGENCIES:
Capital Expenditures — SJI has a continuing need for cash resources and capital, primarily to invest in new and replacement facilities and equipment and for environmental remediation costs. Net cash outflows for construction and remediation projects for 2005 amounted to $92.9 million and $4.1 million, respectively. We estimate the net cash outflows for construction and remediation projects for 2006, 2007 and 2008 to be approximately $54.7 million, $46.6 million and $46.1 million, respectively. Included in the 2006 estimates is $8.9 million in capital costs accrued but not paid as of December 31, 2005, primarily related to two large special projects totaling $12.1 million for SJG pipeline installation.

Commitments and Contingencies — SJI is obligated on the letters of credit supporting the VRDBs issued through the New Jersey Economic Development Authority by Marina. A syndicate of four commercial banks has issued $46.0 million of renewing letters of credit to support the financing of Marina’s thermal plant project. The letter of credit agreement contains certain financial covenants measured on a quarterly basis. SJI was in compliance with these covenants as of December 31, 2005.

SJG has certain commitments for both pipeline capacity and gas supply for which it pays fees regardless of usage. Those commitments as of December 31, 2005, average $47.4 million annually and total $239.9 million over the contracts’ lives. Approximately 52% of the financial commitment under these contracts expires during the next five years. We expect to renew each of these contracts under renewal provisions as provided in each contract. SJG recovers all prudently incurred fees through rates via the Basic Gas Supply Service clause.

The following table summarizes our contractual cash obligations and their applicable payment due dates as of December 31, 2005 (in thousands):

		Up to	Years	Years	More than
Contractual Cash Obligations	Total	1 Year	2 & 3	4 & 5	5 Years
Long-Term Debt	$321,430	$2,364	$2,479	$10,235	$306,352
Interest on Long-Term Debt	276,145	19,008	37,527	37,407	182,203
Operating Leases	822	391	316	115	—
Construction Obligations	13,154	13,056	98	—	—
Commodity Supply
Purchase Obligations	433,230	221,653	92,370	48,635	70,572
New Jersey Clean Energy
Program (Note 9)	20,600	5,600	15,000	—	—
Other Purchase
Obligations	5,033	2,183	1,800	1,050	—
Total Contractual
Cash Obligations	$1,070,414	$264,255	$149,590	$97,442	$559,127

Expected environmental remediation costs and asset retirement obligations are not included in the table above due to the subjective nature of these costs and the timing of anticipated payments. As a result, the total obligation cannot be calculated. As discussed in Note 10 to the consolidated financial statements, we currently do not expect to make a pension contribution in 2006; however, changes in future investment performance and discount rates may ultimately result in a contribution. Furthermore, future pension contributions beyond 2006 cannot be determined at this time. SJG’s regulatory obligation to contribute approximately $3.6 million annually to its other postretirement benefit plans’ trusts, less costs incurred directly by the company, is not included as the duration is indefinite.

Off-Balance Sheet Arrangements — SJI has no off-balance sheet financing arrangements.

Parental Guarantees — As of December 31, 2005, SJI had issued $268.2 million of parental guarantees on behalf of its subsidiaries. Of this total, $213.0 million expire within one year, $7.0 million expire in 2007, and $48.2 million have no expiration date. The vast majority of these guarantees were issued as guarantees of payment to third parties with whom our subsidiaries have commodity supply contracts. These contracts contain netting provisions, which permit us to net the ultimate cash payment for monthly buys and sells from/to counterparties. As of December 31, 2005, these guarantees support future firm commitments and $62.2 million of the Accounts Payable recorded on our consolidated balance sheet. As part of our risk management policy, we also require parental guarantees from trading counterparties as applicable. These arrangements are typical in our industry. SJI has also issued several parental guarantees totaling $18.5 million related to Marina’s construction and operating activities.

Pending Litigation — SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We accrue liabilities related to claims when we can determine the amount or range of amounts of probable settlement costs. SJI has been named in, among other actions, certain product liability claims related to our former sand mining subsidiary. Management does not currently anticipate the disposition of any known claims to have a material adverse effect on SJI’s financial position, results of operations or liquidity.

CONTRACT MODIFICATIONS — In September 2004, Marina signed an agreement with the Borgata to amend the terms of the original contract dated December 12, 2000. As provided under this new agreement, Marina paid the Borgata $3.5 million in September 2004 to remove the liquidating damages provision from the Energy Services Agreement and eliminate the requirement for a Letter of Credit from the Operations Agreement. The payment of $3.5 million is being amortized on a straight-line basis over the remaining term of the original 20-year contract.

In October 2004, SJG and a large utility customer executed an agreement for the buy-out of the customer’s long-term energy contract. This settlement contributed approximately $1.6 million to net income in 2004.

In November 2004, SJG’s largest bargaining unit voted to ratify a new, 4-year contract. The contract covers the period from the old contract’s expiration on January 15, 2005 through January 14, 2009. Terms of the contract include wage increases ranging from 3% to 3.5% over the contract’s life, health care plan redesign, the establishment of caps on payments for postretirement medical benefits, and the implementation of separate wage and benefit packages for new hires. With this agreement, all of SJG’s unionized personnel, which represent 61% of our workforce at December 31, 2005, are operating under agreements that run through at least January 2008.

Prompted by its most recent expansion project, Borgata extended its agreement with Marina in March 2005 to provide increased energy services to its growing Atlantic City Resort. The new 20-year contract covers service to both the existing and new facilities and significantly increases the demand for energy services provided by Marina. Borgata’s 500,000 square foot expansion is expected to open by mid-2006. Marina expects to spend approximately $23.0 million to expand its Atlantic City, NJ thermal plant to serve the expanded resort. As of December, Marina had spent $19.1 million towards this project.

MARKET RISKS:
Commodity Market Risks — Certain regulated and nonregulated SJI subsidiaries are involved in buying, selling, transporting and storing natural gas and buying and selling retail electricity for their own accounts as well as managing these activities for other third parties. These subsidiaries are subject to market risk due to price fluctuations. To hedge against this risk, we enter into a variety of physical and financial transactions including forward contracts, swaps, futures and options agreements. To manage these transactions, SJI has a well-defined risk management policy approved by our Board of Directors that includes volumetric and monetary limits. Management reviews reports detailing activity daily. Generally, the derivative activities described above are entered into for risk management purposes.

SJG and SJE transact commodities on a physical basis and typically do not enter into financial derivative positions directly. SJRG manages risk for these entities as well as for its own portfolio by entering into the types of transactions noted above. As part of its gas purchasing strategy, SJG occasionally uses financial contracts to hedge against forward price risk. These contracts are recoverable through SJG’s BGSS, subject to BPU approval. It is management's policy, to the extent practical, within predetermined risk management policy guidelines, to have limited unmatched positions on a deal or portfolio basis while conducting these activities. As a result of holding open positions to a minimal level, the financial impact to SJRG of changes in value of a particular transaction is substantially offset by an opposite change in the related hedge transaction.

As of December 31, 2005, SJRG had $37.3 million of Accounts Receivable under sales contracts. Of that total, 72% were with companies rated investment-grade, were guaranteed by an investment-grade-rated parent or were with companies where we have a collateral arrangement. The remainder of the Accounts Receivable were within approved credit limits.

SJRG and SJE entered into certain contracts to purchase, sell, and transport natural gas. For those derivatives not designated as hedges, we recorded the net unrealized pre-tax (loss) gain of $(1.6) million, $(1.0) million and $2.3 million in earnings during the years 2005, 2004 and 2003, respectively, which are included with realized gains and losses in Operating Revenues — Nonutility. The majority of SJRG's, SJE's, and SJG’s contracts are typically less than 12 months long. The fair value and maturity of all these energy trading and hedging contracts determined under the mark-to-market method as of December 31, 2005 is as follows (in thousands):

Assets	Source of	Maturity	Maturity	Beyond
	Fair Value	< 1 Year	1 - 3 Years	3 Years	Total
Prices Actively Quoted	NYMEX:
Trading		$12,464	$2,786	$1,166	$16,416
Hedging		1,871	131	—	2,002
Subtotal		14,335	2,917	1,166	18,418
Other External Sources	Basis:
Trading		9,756	953	44	10,753
Hedging		317	—	—	317
Subtotal		10,073	953	44	11,070
Total		$24,408	$3,870	$1,210	$29,488

Liabilities	Source of	Maturity	Maturity	Beyond
	Fair Value	< 1 Year	1 - 3 Years	3 Years	Total
Prices Actively Quoted	NYMEX:
Trading		$12,150	$2,266	$1,148	$15,564
Hedging		2,755	131	—	2,886
Subtotal		14,905	2,397	1,148	18,450
Other External Sources	Basis:
Trading		6,936	1,278	72	8,286
Hedging		116	—	—	116
Subtotal		7,052	1,278	72	8,402
Total		$21,957	$3,675	$1,220	$26,852

NYMEX (New York Mercantile Exchange) is the primary national commodities exchange on which natural gas is traded. Basis represents the price of a NYMEX natural gas futures contract adjusted for the difference in price for delivering the gas at another location. Contracted volumes of our NYMEX and Basis Contracts are 5.2 million decatherms with a weighted-average settlement price of $10.56 per decatherm.

A reconciliation of SJI's estimated net fair value of energy-related derivatives, including hedging contracts, follows (in thousands):

Net Derivatives — Energy Related Assets,
January 1, 2005	$9,710
Contracts Settled During 2005, Net	(7,813)
Other Changes in Fair Value from Continuing and New Contracts, Net	739

Net Derivatives — Energy Related Assets,
December 31, 2005	$2,636

Interest Rate Risk — Our exposure to interest-rate risk relates primarily to short-term, variable-rate borrowings. Short-term, variable-rate debt outstanding at December 31, 2005 was $147.3 million and averaged $61.9 million during 2005. The months where average outstanding variable-rate debt was at its highest and lowest levels were December, at $147.3 million, and May, at $6.2 million. A hypothetical 100 basis point (1%) increase in interest rates on our average variable-rate debt outstanding would result in a $365,000 increase in our annual interest expense, net of tax. The 100 basis point increase was chosen for illustrative purposes, as it provides a simple basis for calculating the impact of interest rate changes under a variety of interest rate scenarios. Over the past five years, the change in basis points (b.p.) of our average monthly interest rates from the beginning to end of each year was as follows: 2005 — 194 b.p. increase; 2004 — 115 b.p. increase; 2003 — 28 b.p. decrease; 2002 — 74 b.p. decrease; and 2001 — 383 b.p. decrease. For December 2005, our average interest rate on variable-rate debt was 4.83%.

SJG issues long-term debt either at fixed rates or uses interest rate derivatives to fix interest rates on variable-rate, long-term debt. Consequently, interest expense on existing long-term debt is not significantly impacted by changes in market interest rates.

In October 2005, in anticipation of issuing long-term, variable-rate, tax-exempt debt during 2006 under the MTN Program, SJG executed $25.0 million of forward-starting interest rate swaps that will result in an effective fixed rate of 3.43% for 30 years. The debt will be used to provide long-term financing for capital improvements to SJG’s gas transmission and distribution system serving Atlantic and Cape May Counties in southern New Jersey.

The only other long-term debt outstanding, exclusive of that issued by the utility, consists of the New Jersey Economic Development Authority bonds used to finance the construction of Marina’s thermal energy plant and long-term bank loans used to finance the construction of a landfill gas cogeneration project. The bonds for the thermal plant were issued at floating rates that reset weekly. Subsequent to issuance, we entered into interest rate swap contracts that, as of December 2005, effectively fixed the rate on $20.0 million of tax-exempt debt and $17.9 million of taxable-rate debt. Also, in June 2005, we entered into three forward-starting swaps, which effectively fixed the interest rate at 3.895% on $15.3 million of tax-exempt debt, which is expected to be issued in 2006. These swaps were entered into in anticipation of Marina’s financing needs related to an expansion of the thermal plant to serve the Borgata Casino Hotel & Spa’s expansion. As of December 31, 2005, SJI’s active interest rate swaps were as follows:

Amount	Interest Rate	Start Date	Maturity	Type	Amortization
$ 6,000,000	4.550%	11/19/2001	12/01/2007	Taxable	Yes *
$ 3,900,000	4.795%	12/01/2004	12/01/2014	Taxable	No
$ 8,000,000	4.775%	11/12/2004	11/12/2014	Taxable	No
$ 20,000,000	4.080%	11/19/2001	12/01/2011	Tax-exempt	No
$ 14,500,000	3.895%	1/17/2006	1/15/2026	Tax-exempt	No
$ 500,000	3.895%	1/17/2006	1/15/2026	Tax-exempt	No
$ 330,000	3.895%	1/17/2006	1/15/2026	Tax-exempt	No
$ 12,500,000	3.430%	12/01/2006	2/01/2036	Tax-exempt	No
$ 12,500,000	3.430%	12/01/2006	2/01/2036	Tax-exempt	No

* Amount reduced to $6.0 million on 12/01/05, and further reduces to $3.0 million on 12/01/06.

CONTROLS AND PROCEDURES — EVALUATION OF DISCLOSURE CONTROLS PROCEDURES — Management has established controls and procedures to ensure that material information relating to South Jersey Industries, including its consolidated subsidiaries, is made known to the officers who certify its financial reports and to other members of senior management and the Board of Directors.

Based upon their evaluation as of December 31, 2005, the principal executive officer and the principal financial officer of SJI have concluded that the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) employed at SJI are effective to ensure that the information required to be disclosed by SJI in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING — Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under that framework, management concluded that our internal control over financial reporting was effective as of December 31, 2005. Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of South Jersey Industries, Inc.

We have audited management's assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that South Jersey Industries, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and statement of consolidated capitalization as of December 31, 2005, and the related consolidated statement of income, changes in common equity and comprehensive income, and cash flows of the Company for the year then ended and our report dated March 2, 2006, which expresses an unqualified opinion on those statements and includes an explanatory paragraph relating to the change in the method of accounting for asset retirement obligations to conform with the FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” in 2005.

DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
March 2, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of South Jersey Industries, Inc.

We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of South Jersey Industries, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in common equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of South Jersey Industries, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations to conform with FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” in 2005. Also, as discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for energy-related contracts to conform with the rescission of EITF Issue No. 98-10 “Accounting for Contracts Involved in Energy Trading and Risk Management Activities” in 2003.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
March 2, 2006

Statements of Consolidated Income
(In Thousands Except for Per Share Data)
	South Jersey Industries, Inc. and Subsidiaries
	Year Ended December 31,

	2005	2004	2003

Operating Revenues:
Utility	$576,405	$494,948	$496,054
Nonutility	344,577	324,128	209,142

Total Operating Revenues	920,982	819,076	705,196

Operating Expenses:
Cost of Sales — Utility	404,144	326,981	335,427
Cost of Sales — Nonutility	297,352	287,714	184,992
Operations	75,222	70,983	64,580
Maintenance	5,814	5,772	5,678
Depreciation	24,031	24,888	24,646
Energy and Other Taxes	12,635	11,999	12,030

Total Operating Expenses	819,198	728,337	627,353

Operating Income	101,784	90,739	77,843

Other Income and Expense	619	985	136
Interest Charges	(20,950)	(20,573)	(20,616)

Income Before Income Taxes	81,453	71,151	57,363

Income Taxes	(33,767)	(29,079)	(23,596)
Equity in Affiliated Companies	902	901	786

Income from Continuing Operations	48,588	42,973	34,553

Loss from Discontinued Operations — Net	(669)	(680)	(774)
Cumulative Effect of a Change in Accounting Principle — Net	—	—	(426)

Net Income Applicable to Common Stock	$47,919	$42,293	$33,353

Basic Earnings Per Common Share:
Continuing Operations	$1.72	$1.57	$1.38
Discontinued Operations	(0.02)	(0.03)	(0.03)
Cumulative Effect of a Change in Accounting Principle — Net	—	—	(0.02)

Basic Earnings Per Common Share	$1.70	$1.54	$1.33

Average Shares of Common Stock Outstanding — Basic	28,175	27,382	25,118

Diluted Earnings Per Common Share:
Continuing Operations	$1.71	$1.56	$1.37
Discontinued Operations	(0.02)	(0.03)	(0.03)
Cumulative Effect of a Change in Accounting Principle — Net	—	—	(0.02)

Diluted Earnings Per Common Share	$1.69	$1.53	$1.32

Average Shares of Common Stock Outstanding — Diluted	28,399	27,596	25,317

Dividends Declared Per Common Share	$0.86	$0.82	$0.78

The accompanying notes are an integral part of the consolidated financial statements.

Statements of Consolidated Cash Flows
(In Thousands)
	South Jersey Industries, Inc. and Subsidiaries
	Year Ended December 31,

	2005	2004	2003
Cash Flows from Operating Activities:

Income from Continuing Operations	$48,588	$42,973	$34,553
Adjustments to Reconcile Net Income to Cash Flows Provided by Operating Activities:
Depreciation and Amortization	26,842	27,720	27,640
Unrealized Loss (Gain) on Derivatives — Energy Related	1,590	967	(2,332)
Provision for Losses on Accounts Receivable	3,910	1,171	3,245
Stock-Based Compensation Charge	3,208	2,957	1,378
Revenues and Fuel Costs Deferred — Net	(34,742)	14,582	30,075
Deferred and Noncurrent Income Taxes and Credits — Net	25,179	14,904	4,254
Environmental Remediation Costs — Net	(4,071)	(2,634)	2,262
Additional Pension Contributions	(1,486)	(9,681)	(5,731)
Gas Plant Cost of Removal	(985)	(1,107)	(925)
Changes in:
Accounts Receivable	(37,001)	(19,763)	(16,762)
Inventories	(33,503)	(11,430)	(27,562)
Other Prepayments and Current Assets	(925)	(223)	2,496
Prepaid and Accrued Taxes — Net	(4,677)	(9,967)	10,780
Accounts Payable and Other Accrued Liabilities	56,037	39,994	5,059
Other Assets	3,716	(5,950)	(2,616)
Other Liabilities	(11,199)	(4,808)	8,546
Cumulative Effect of a Change in accounting Principle — Net	—	—	(426)
Discontinued Operations	(1,155)	(90)	(707)

Net Cash Provided by Operating Activities	39,326	79,615	73,227

Cash Flows from Investing Activities:

(Investment in) Return of Investment in Affiliates	(152)	249	741
Affiliate Repayment of Loan	455	245	85
Proceeds from Minority Interest	167	227	—
Purchase of Available-for-Sale Securities	—	(338)	(339)
Net Proceeds from Sale of (Purchase of) Restricted Investments	5,363	(9,575)	(1,942)
Capital Expenditures	(92,906)	(71,633)	(60,762)

Net Cash Used in Investing Activities	(87,073)	(80,825)	(62,217)

Cash Flows from Financing Activities:

Net Borrowings from (Repayments of) Lines of Credit	55,000	(20,500)	(53,700)
Proceeds from Issuance of Long-Term Debt	10,000	41,981	116,000
Principal Repayments of Long-Term Debt	(22,832)	(21,773)	(86,740)
Dividends on Common Stock	(24,397)	(22,534)	(19,717)
Proceeds from Sale of Common Stock	31,882	25,330	36,113
Premium for Early Retirement of Debt	(184)	—	(1,048)
Redemption of Preferred Stock	(1,690)	—	—
Payments for Issuance of Long-Term Debt	(420)	(386)	(1,845)

Net Cash Provided by (Used in) Financing Activities	47,359	2,118	(10,937)

Net (Decrease) Increase in Cash and Cash Equivalents	(388)	908	73
Cash and Cash Equivalents at Beginning of Year	5,272	4,364	4,291

Cash and Cash Equivalents at End of Year	$4,884	$5,272	$4,364

Supplemental Disclosures of Cash paid during the year for:
Interest (Net of Amounts Capitalized)	$21,608	$20,084	$21,056
Income Taxes (Net of Refunds)	$15,054	$17,551	$8,699

Supplemental Disclosures of Non-Cash Investing Activities:
Capital Expenditures acquired on account but unpaid as of year-end	$10,397	$5,107	$2,593

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
(In Thousands)

	South Jersey Industries, Inc. and Subsidiaries
	December 31,
	2005	2004

Assets
Property, Plant and Equipment:
Utility Plant, at original cost	$1,030,028	$957,287
Accumulated Depreciation	(241,242)	(224,506)
Nonutility Property and Equipment, at cost	94,623	71,129
Accumulated Depreciation	(6,061)	(4,040)
Property, Plant and Equipment — Net	877,348	799,870
Investments:
Available-for-Sale Securities	5,642	5,310
Restricted	8,234	13,597
Investments in Affiliates	2,094	1,942
Total Investments	15,970	20,849
Current Assets:
Cash and Cash Equivalents	4,884	5,272
Accounts Receivable	136,036	113,778
Unbilled Revenues	59,066	45,857
Provision for Uncollectibles	(5,871)	(3,495)
Natural Gas in Storage, average cost	113,383	79,281
Materials and Supplies, average cost	4,758	5,357
Deferred Income Taxes — Net	2,323	—
Prepaid Taxes	13,061	6,104
Derivatives — Energy Related Assets	24,408	27,226
Other Prepayments and Current Assets	5,415	4,491
Total Current Assets	357,463	283,871
Regulatory and Other Noncurrent Assets:
Regulatory Assets	121,483	74,307
Prepaid Pension	30,075	28,589
Derivatives — Energy Related Assets	5,080	5,427
Unamortized Debt Issuance Costs	7,147	7,222
Contract Receivables	14,766	16,153
Other	6,814	7,378
Total Regulatory and Other Noncurrent Assets	185,365	139,076
Total Assets	$1,436,146	$1,243,666

Capitalization and Liabilities
Capitalization:
Common Equity	$391,185	$343,363
Preferred Stock	—	1,690
Long-Term Debt	319,066	328,914
Total Capitalization	710,251	673,967
Minority Interest	394	227
Current Liabilities:
Notes Payable	147,300	92,300
Current Maturities of Long-Term Debt	2,364	5,348
Accounts Payable	179,023	118,507
Customer Deposits	9,428	8,846
Environmental Remediation Costs	18,165	13,810
Taxes Accrued	7,456	5,419
Derivatives — Energy Related Liabilities	21,957	19,282
Derivatives — Other	—	344
Deferred Income Taxes — Net	—	4,308
Deferred Contract Revenues	5,077	4,795
Interest Accrued and Other Current Liabilities	12,336	12,422
Total Current Liabilities	403,106	285,381
Deferred Credits and Other Noncurrent Liabilities:
Deferred Income Taxes — Net	169,423	143,132
Investment Tax Credits	2,795	3,129
Pension and Other Postretirement Benefits	18,941	19,790
Asset Retirement Obligations	22,588	—
Environmental Remediation Costs	42,489	41,181
Derivatives — Energy Related Liabilities	4,895	3,661
Derivatives — Other	491	1,516
Regulatory Liabilities	54,002	63,836
Other	6,771	7,846
Total Deferred Credits and Other Noncurrent Liabilities	322,395	284,091
Commitments and Contingencies (Note 13)
Total Capitalization and Liabilities	$1,436,146	$1,243,666

The accompanying notes are an integral part of the consolidated financial statements.

Schedules of Consolidated Capitalization
(In Thousands Except for Share Data)

		South Jersey Industries, Inc. and Subsidiaries
		December 31,
		2005	2004
Common Equity:
Common Stock: Par Value $1.25 per share; Authorized 60,000,000 shares;
Outstanding Shares: 28,982,440 (2005) and 27,759,936 (2004)
Balance at Beginning of Year		$34,700	$33,072
Common Stock Issued Under Stock Plans		1,528	1,628
Balance at End of Year		36,228	34,700
Premium on Common Stock		231,861	197,737
Accumulated Other Comprehensive Loss		(11,261)	(471)
Retained Earnings		134,357	111,397
Total Common Equity		391,185	343,363

Preferred Stock: (Note 5)
South Jersey Gas Company - 8% Redeemable Cumulative Preferred Stock:
Par Value $100 per share; 41,966 Shares Authorized; 0 (2005) and 16,904 (2004) Outstanding		—	1,690

Long-Term Debt: (A)
South Jersey Gas Company:
First Mortgage Bonds: (B)
8.19%	Series due 2007	4,543	6,816
6.12%	Series due 2010	10,000	10,000
6.74%	Series due 2011	10,000	10,000
6.57%	Series due 2011	15,000	15,000
4.46%	Series due 2013	10,500	10,500
5.027%	Series due 2013	14,500	14,500
4.52%	Series due 2014	11,000	11,000
5.115%	Series due 2014	10,000	10,000
5.387%	Series due 2015	10,000	10,000
5.437%	Series due 2016	10,000	10,000
6.50%	Series due 2016	9,965	9,965
4.60%	Series due 2016	17,000	17,000
4.657%	Series due 2017	15,000	15,000
7.97%	Series due 2018	10,000	10,000
7.125%	Series due 2018	20,000	20,000
5.587%	Series due 2019	10,000	10,000
7.7%	Series due 2027	35,000	35,000
7.9%	Series due 2030 (C)	—	10,000
5.55%	Series due 2033	32,000	32,000
6.213%	Series due 2034	10,000	10,000
5.45%	Series due 2035 (D)	10,000	—
Unsecured Notes:
Debenture Notes, 8.6% due 2010 (E)		—	10,500
Marina Energy LLC: (F)
Series A Bonds at variable rates due 2031		20,000	20,000
Series B Bonds at variable rates due 2021		25,000	25,000
AC Landfill Energy, LLC: (G)
Bank Term Loan, 6% due 2014		741	800
Mortgage Bond, 4.19% due 2019		1,181	1,181

Total Long-Term Debt Outstanding		321,430	334,262
Less Current Maturities		(2,364)	(5,348)

Total Long-Term Debt		319,066	328,914

Total Capitalization		$710,251	$673,967

(A) The long-term debt maturities and sinking fund requirements for the succeeding five years are as follows:2006, $2,364; 2007, $2,368; 2008, $106; 2009, $112; and 2010, $10,119. SJG's long-term debt agreements contain no financial covenants.
(B) SJG's First Mortgage dated October 1, 1947, as supplemented, securing the First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility plant.
(C) On July 15, 2005, SJG retired its 7.9% Medium Term Notes, at par.
(D) On September 13, 2005, SJG issued $10.0 million of debt under its $150.0 million Medium Term Note (MTN) Program established in 2005. As of December 31, 2005, $140.0 million remains available under this MTN program.
(E) On February 1, 2005, SJG retired the remaining $7.5 million of its 8.6% Unsecured Debenture Notes due 2010, with a call premium of $184,500. SJG has deferred this premium and will seek BPU approval to amortize and recover it from ratepayers.
(F) Marina has issued $29.0 million, $10.0 million and $6.0 million, respectively, of variable-rate revenue bonds through the New Jersey Economic Development Authority. The variable rates at December 31, 2005 for the Series A and Series B bonds were 3.35% and 4.38%, respectively.
(G) On October 5, 2004, ACLE entered into a $0.8 million fixed-rate term loan with a commercial bank and concurrently issued a fixed-interest bond through the New Jersey Economic Development Authority in the amount of $1.18 million.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Common Equity
and Comprehensive Income
(In Thousands)
	South Jersey Industries, Inc. and Subsidiaries
	Years Ended December 31, 2003, 2004 & 2005
			Accumulated
			Other
	Common	Premium on	Comprehensive	Retained
	Stock	Common Stock	(Loss) Income	Earnings	Total
Balance at December 31, 2002	$30,516	$136,143	$(7,505)	$78,002	$237,156
Net Income Applicable to Common Stock				33,353	33,353
Other Comprehensive Income (Loss), Net of Tax:*
Minimum Pension Liability Adjustment			8,015		8,015
Unrealized Gain on Equity Investments			432		432
Unrealized Gain on Derivatives			4,582		4,582
Reclassification Adjustment for Amounts
Included in Net Income			(4,900)		(4,900)
Other Comprehensive Income, Net of Tax*					8,129
Comprehensive Income					41,482
Common Stock Issued or Granted Under Stock Plans	2,556	34,935			37,491
Cash Dividends Declared — Common Stock				(19,717)	(19,717)

Balance at December 31, 2003	33,072	171,078	624	91,638	296,412
Net Income Applicable to Common Stock				42,293	42,293
Other Comprehensive Income (Loss), Net of Tax:*
Minimum Pension Liability Adjustment			(1,077)		(1,077)
Unrealized Loss on Equity Investments			(192)		(192)
Unrealized Gain on Derivatives			3,445		3,445
Reclassification Adjustment for Amounts
Included in Net Income			(3,271)		(3,271)
Other Comprehensive Loss, Net of Tax*					(1,095)
Comprehensive Income					41,198
Common Stock Issued or Granted Under Stock Plans	1,628	26,659			28,287
Cash Dividends Declared — Common Stock				(22,534)	(22,534)

Balance at December 31, 2004	34,700	197,737	(471)	111,397	343,363
Net Income Applicable to Common Stock				47,919	47,919
Other Comprehensive Income (Loss), Net of Tax:*
Minimum Pension Liability Adjustment			427		427
Unrealized Gain on Equity Investments			63		63
Unrealized Loss on Derivatives			(15,063)		(15,063)
Reclassification Adjustment for Amounts
Included in Net Income			3,783		3,783
Other Comprehensive Loss, Net of Tax*					(10,790)
Comprehensive Income					37,129
Common Stock Issued or Granted Under Stock Plans	1,528	34,124		(562)	35,090
Cash Dividends Declared — Common Stock				(24,397)	(24,397)

Balance at December 31, 2005	$36,228	$231,861	$(11,261)	$134,357	$391,185

Disclosure of Changes in Accumulated Other Comprehensive (Loss) Income Balances *
(In Thousands)

			Unrealized	Accumulated
	Minimum	Unrealized	(Loss)Gain	Other
	Pension Liability	Gain (Loss) on	on Equity	Comprehensive
	Adjustment	Derivatives	Investments	(Loss) Income

Balance at December 31, 2002	$(10,862)	$3,506	$(149)	$(7,505)
Changes During Year	8,015	(318)	432	8,129
Balance at December 31, 2003	(2,847)	3,188	283	624
Changes During Year	(1,077)	174	(192)	(1,095)
Balance at December 31, 2004	(3,924)	3,362	91	(471)
Changes During Year	427	(11,280)	63	(10,790)
Balance at December 31, 2005	$(3,497)	$(7,918)	$154	$(11,261)

*Determined using a combined statutory tax rate of 40.85%.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION — The consolidated financial statements include the accounts of South Jersey Industries, Inc. (SJI), its wholly owned subsidiaries and subsidiaries in which we have a controlling interest. We eliminate all significant intercompany accounts and transactions. In our opinion, the consolidated financial statements reflect all adjustments needed to fairly present SJI’s financial position and operating results at the dates and for the periods presented.

EQUITY INVESTMENTS — We classify marketable equity investments purchased as long-term investments as Available-for-Sale Securities on our consolidated balance sheets and carry them at their fair value. Any unrealized gains or losses are included in Accumulated Other Comprehensive Loss. SJI, either directly or through its wholly owned subsidiaries, currently holds a 50% non-controlling interest in two affiliated companies and accounts for the investments under the equity method. We include the operations of these affiliated companies on a pre-tax basis in the statements of consolidated income under Equity in Affiliated Companies (See Note 2).

ESTIMATES AND ASSUMPTIONS — We prepare our consolidated financial statements to conform with accounting principles generally accepted in the United States of America. Management makes estimates and assumptions that affect the amounts reported in the consolidated financial statements and related disclosures. Therefore, actual results could differ from those estimates. Significant estimates include amounts related to regulatory accounting, energy derivatives, environmental remediation costs, pension and other postretirement benefit costs, and revenue recognition.

REGULATION — South Jersey Gas Company (SJG) is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU). SJG maintains its accounts according to the BPU's prescribed Uniform System of Accounts (See Note 9). SJG follows the accounting for regulated enterprises prescribed by the Financial Accounting Standards Board (FASB) Statement No. 71, “Accounting for the Effects of Certain Types of Regulation.” In general, Statement No. 71 allows deferral of certain costs and creation of certain obligations when it is probable that these items will be recovered from or refunded to customers in future periods.

REVENUES — Gas and electric revenues are recognized in the period the commodity is delivered and customers are billed monthly. For SJG and South Jersey Energy (SJE) retail customers not billed at the end of each month, we record an estimate to recognize unbilled revenues for gas and electricity delivered from the date of the last meter reading to the end of the month. South Jersey Resources Group’s (SJRG) gas revenues are recognized in the period the commodity is delivered and customers are billed monthly. We defer and recognize revenues related to South Jersey Energy Service Plus, LLC (SJESP) appliance service contracts seasonally over the full 12-month terms of the contracts. Revenue related to services provided on a time and materials basis is recognized on a monthly basis as the jobs are completed. Marina Energy LLC (Marina) recognizes revenue on a monthly basis as services are provided and for on-site energy production that is delivered to its customers.

The BPU allows SJG to recover all prudently incurred gas costs through the Basic Gas Supply Service (BGSS) clause. We collect these costs on a forecasted basis upon BPU order. SJG defers over/under-recoveries of gas costs and includes them in the following year's BGSS. We pay interest on the net overcollected BGSS balances at the rate of return on rate base utilized by the BPU to set rates in its last base rate proceeding (See Note 9).

SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC), a New Jersey Clean Energy Program (NJCEP) and a Universal Service Fund (USF) program. Our TAC provides stability to SJG’s earnings and its customers’ bills by normalizing the impact of extreme winter temperatures. The RAC recovers environmental remediation costs of former gas manufacturing plants and the NJCEP recovers costs associated with our energy efficiency and renewable energy programs. The USF is a statewide customer assistance program that utilizes utilities as a collection agent. TAC adjustments affect revenue, earnings and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover related costs through rates over 7-year amortization periods (See Notes 9 & 13). NJCEP and USF adjustments are also deferred and do not affect earnings, as related costs and customer credits are recovered through rates on an ongoing basis (See Note 9).

ACCOUNTS RECEIVABLE AND PROVISION FOR UNCOLLECTIBLE ACCOUNTS — Accounts receivable are carried at the amount owed by customers. A provision for uncollectible accounts was established based on our collection experience and an assessment of the collectibility of specific accounts.

PROPERTY, PLANT AND EQUIPMENT — For regulatory purposes, utility plant is stated at original cost, which may be different than SJG’s cost if the assets were acquired from another regulated entity. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

DEPRECIATION — We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. These estimates are periodically reviewed and adjusted as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.4% in 2005. Under SJG’s 2004 rate case settlement, its composite depreciation rate was reduced from 2.9% to 2.4% effective July 8, 2004 (See Note 9). Except for retirements outside the normal course of business, accumulated depreciation is charged with the cost of depreciable utility property retired, less salvage (See Asset Retirement Costs). Nonutility property depreciation is computed on a straight-line basis over the estimated useful lives of the property, ranging up to 50 years. Gain or loss on the disposition of nonutility property is recognized in net income.

CAPITALIZED INTEREST — SJG capitalizes interest on construction at the rate of return on rate base utilized by the BPU to set rates in its last base rate proceeding (See Note 9). SJG capitalized interest of $1.2 million in 2005, $0.7 million in 2004 and $0.6 million in 2003. Marina also capitalized interest during the construction of its thermal energy facility based on the actual cost of borrowed funds. Marina capitalized interest of $0.4 million in 2005 and $1.8 million in 2003. Marina did not capitalize any interest during 2004. SJG’s amounts are included in Utility Plant and Marina’s amounts are included in Nonutility Property and Equipment on the consolidated balance sheets. Interest Charges are presented net of capitalized interest.

IMPAIRMENT OF LONG-LIVED ASSETS — We review the carrying amount of long-lived assets for possible impairment whenever events or changes in circumstances indicate that such amounts may not be recoverable. For the years ended 2005, 2004 and 2003, no significant impairments were identified.

DERIVATIVE INSTRUMENTS — Certain SJI subsidiaries are involved in buying, selling, transporting and storing natural gas and buying and selling retail electricity for their own accounts as well as managing these activities for other third parties. These subsidiaries are subject to market risk due to commodity price fluctuations. To manage this risk, our companies enter into a variety of physical and financial transactions including forward contracts, swap agreements, options contracts and futures contracts.

SJI structured its subsidiaries so that SJG and SJE transact commodities on a physical basis and typically do not directly enter into positions that financially settle. SJRG performs this risk management function for these entities and enters into the types of financial transactions noted above. As part of its gas purchasing strategy, SJG occasionally uses financial contracts to hedge against forward price risk. The costs or benefits of these short-term contracts are recoverable through SJG’s BGSS, subject to BPU approval. As of December 31, 2005 and 2004, SJG had $(0.5) million and $0.5 million of (benefits) costs, respectively, included in its BGSS related to open financial contracts (See Regulatory Assets & Regulatory Liabilities).

Management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in identifying, assessing and controlling various risks. Management reviews any open positions in accordance with strict policies to limit exposure to market risk.

SJI accounts for derivative instruments in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. We record all derivatives, whether designated in hedging relationships or not, on the consolidated balance sheets at fair value unless the derivative contracts qualify for the normal purchase and sale exemption. In general, if the derivative is designated as a fair value hedge, we recognize the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk in earnings. We currently have no fair value hedges. If the derivative is designated as a cash flow hedge, we record the effective portion of the hedge in Accumulated Other Comprehensive Loss and recognize it in the income statement when the hedged item affects earnings. However, due to the application of regulatory accounting principles under FASB Statement No. 71, derivatives related to SJG’s gas purchases are recorded through the BGSS rather than Accumulated Other Comprehensive Loss. We recognize ineffective portions of the cash flow hedges immediately in earnings. For the years ended December 31, 2005, 2004 and 2003, the ineffective portions of the derivatives designated as cash flow hedges were not material. We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives, strategies for undertaking various hedge transactions and our methods for assessing and testing correlation and hedge ineffectiveness. All hedging instruments are linked to the hedged asset, liability, firm commitment or forecasted transaction.

We also assess whether these derivatives are highly effective in offsetting changes in cash flows or fair values of the hedged items. We discontinue hedge accounting prospectively if we decide to discontinue the hedging relationship; determine that the anticipated transaction is no longer likely to occur; or, if we determine that a derivative is no longer highly effective as a hedge. In the event that hedge accounting is discontinued, we will continue to carry the derivative on the balance sheet at its current fair value and recognize subsequent changes in fair value in current period earnings. Unrealized gains and losses on the discontinued hedges that were previously included in Accumulated Other Comprehensive Loss will be reclassified into earnings. During 2005 and 2004, $1.3 million and $0.7 million of unrealized gains on derivatives previously designated as cash flow hedges, were reclassified into Operating Revenues - Nonutility because we determined that the anticipated hedged transaction was no longer likely to occur. As permitted under Statement No. 133, as amended, SJI has elected to designate certain energy-related derivative instruments as cash flow hedges, which protect against the price variability of our forecasted sales and purchases of natural gas. Based on the amount recorded in Accumulated Other Comprehensive Loss at December 31, 2005, we expect $11.5 million to be recorded as a decrease in revenues in 2006. This decrease is expected to be offset by forecasted sales in 2006. As of December 31, 2005, hedges for future forecasted transactions exist into 2007.

SJRG manages its portfolio of purchases and sales, as well as natural gas in storage, using a variety of instruments that include forward contracts, swap agreements, options contracts and futures contracts. SJI measures the fair value of the contracts and records these as Derivatives — Energy Related Assets or Derivatives — Energy Related Liabilities on our consolidated balance sheets. For those derivatives not designated as hedges, we recorded the net pre-tax (loss) gain of $(1.6) million, $(1.0) million and $2.3 million in earnings during the years 2005, 2004 and 2003, respectively, which are included with realized gains and losses in Operating Revenues — Nonutility.

SJI presents revenues and expenses related to its energy trading activities on a net basis in Operating Revenues — Nonutility in our consolidated statements of income consistent with Emerging Issues Task Force (EITF) Issue No. 02-03, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” There is no effect on operating income or net income from the above presentation.

In October 2002, the EITF reached a consensus on Issue No. 02-03 that rescinded EITF Issue No. 98-10, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities,” and changed the accounting for certain energy contracts effective for transactions entered into after that date, with a cumulative effect adjustment for previously existing transactions to be recognized in the quarter beginning January 2003. As a result of EITF Issue No. 02-03, SJI only marks-to-market those energy-related contracts that meet the definition of a derivative in Statement No. 133, as amended. Energy-related contracts that do not meet the definition of a derivative are accounted for using the accrual basis of accounting. The effect of this change in accounting resulted in the net charge of $0.4 million shown as a Cumulative Effect of a Change in Accounting Principle — Net in 2003.

From time to time we enter into interest rate derivatives and similar agreements to hedge exposure to increasing interest rates with respect to our variable-rate debt. We have designated and account for these interest rate derivatives as cash flow hedges. In 2001, we entered into two interest rate swap contracts. The first swap effectively provides us with a fixed interest rate of 4.08% on Marina’s tax-exempt Series A variable-rate bonds through 2011. The second swap effectively fixed the interest rate of Marina’s taxable Series B variable-rate bonds at 4.55% for a 6-year period. The notional amount of this second swap began decreasing $3.0 million per year beginning in December 2005. In 2002, Marina issued an additional $10.0 million of taxable Series B variable-rate bonds through the New Jersey Economic Development Authority and also entered into an interest rate swap contract that effectively fixed the interest rate on these bonds at 4.62% for a 4-year period. The notional amount of this swap decreased to $8.0 million in December 2003, then decreased to $3.9 million in December 2004, and terminated in December 2005. In November 2004, we entered into two additional interest rate swap contracts against Marina’s taxable Series B variable-rate bonds for a 10-year period. The swaps effectively provide us with a fixed interest rate of 4.80% on $3.9 million and 4.78% on $8.0 million of the bonds, respectively.

SJG used derivative transactions known as “Treasury Locks” to hedge against the impact of possible interest rate increases on a planned $10.0 million, 30-year debt issuance. The first Treasury Lock was entered into in November 2004 and was terminated in July 2005. A second Treasury Lock was entered into in August 2005 and was terminated in September 2005, in coordination with the debt issuance. The $1.4 million costs of both Treasury Locks has been included in Accumulated Other Comprehensive Loss and is being amortized over the 30-year life of the new debt issue.

In June 2005, SJI entered into three forward-starting swaps,which effectively fixed the interest rate at 3.895% for 20 years on $15.3 million of variable-rate, tax-exempt debt, which is expected to be issued during 2006. These swaps were entered into in anticipation of Marina’s financing needs related to the thermal plant expansion to serve the planned Borgata Casino Hotel & Spa expansion. In October 2005, SJG entered into two forward-starting interest rate swaps, which effectively fixed the interest rate at 3.43% for 30 years on $25 million of variable-rate, tax-exempt debt, which is expected to be issued in 2006.

The differential to be paid or received as a result of these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. As of December 31, 2005 and 2004, the market value of these swaps were $(0.5) million and $(1.9) million, respectively, which represents the amount we would have to pay the counterparty to terminate these contracts as of those dates. We include these balances on the consolidated balance sheets under Derivatives — Other. As of December 31, 2005 and 2004, we determined that the swaps were highly effective; therefore, we recorded the changes in fair value of the swaps along with the cumulative unamortized costs, net of taxes, in Accumulated Other Comprehensive Loss.

We determined the fair value of derivative instruments by reference to quoted market prices of listed contracts, published quotations or quotations from unrelated third parties.

STOCK COMPENSATION — SJI, under the Amended and Restated 1997 Stock-Based Compensation Plan, grants restricted shares. The restricted shares vest over a 3-year period and are subject to SJI achieving certain performance targets as compared to a peer group average. The actual amount of shares that are ultimately awarded is dependent upon the final peer group average and may range from between 0% to 150% of the original shares granted. SJI accounts for the restricted shares granted as a variable award because the number of shares issued is based upon the achievement of performance targets (See Note 6).

ASSET RETIREMENT OBLIGATIONS — On January 1, 2003, SJI adopted FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” which requires the fair value of an asset retirement obligation (ARO) be recognized in the period in which it is incurred. It applies to legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or the normal operation of a long-lived asset. SJG identified certain easements and right-of-way agreements that qualify as legal obligations under this Statement. However, it is our intent to maintain these agreements in perpetuity; therefore, the value of any liability associated with these agreements would not be material.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligation as used in Statement No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the company’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or settlement method. Thus, an entity is required to recognize a liability if it can be reasonably estimated.

During 2005, SJI identified certain AROs related to its nonutility operations. The liability for the fair value of these AROs was approximately $0.1 million, which has been recorded on the consolidated balance sheets in Asset Retirement Obligations, with an offsetting asset in Nonutility Property and Equipment. Annual accretion and depreciation expense associated with these AROs are not material.

SJG has identified several AROs within the expanded scope of FIN 47. Such AROs include asbestos removal, underground tank removal, mercury regulator removal, and a legal obligation for certain safety requirements upon the retirement of its gas distribution and transmission system. At December 31, 2005, the present value of SJG’s future ARO was approximately $22.5 million, of which $22.0 million is related to the safety requirements of the gas distribution and transmission system.

Upon adoption of FIN 47 on December 31, 2005, we recorded this obligation of $22.5 million on the consolidated balance sheet under Asset Retirement Obligations, which includes $16.9 million of accumulated accretion as of December 31, 2005. The present value of the initial ARO that is included in Utility Plant is $5.6 million. The accumulated depreciation on this asset totaled $3.1 million as of December 31, 2005. We believe that the recording of ARO-related accumulated accretion and depreciation amounts represent timing differences in the recognition of legal retirement costs that we are currently recovering in rates and, as such, we are deferring such differences as Regulatory Assets under FASB Statement No. 71 in the amount of $20.0 million at December 31, 2005.

Additionally, had FIN 47 been applied to earlier periods presented within this report, the ARO as of December 31, 2004 and 2003, would have been $19.2 million and $17.9 million, respectively. In accordance with FIN 47, such amounts are not required to be recorded on the consolidated balance sheets.

ASSET RETIREMENT COSTS — SJG recovers certain asset retirement costs through rates charged to customers. As of December 31, 2005 and 2004, SJG had accrued amounts in excess of actual removal costs incurred totaling $48.1 million and $47.3 million, respectively, which we recorded as Regulatory Liabilities on the consolidated balance sheets in accordance with FASB Statement No. 143.

NEW ACCOUNTING PRONOUNCEMENTS — In December 2004, the FASB issued Statement No. 123(R), “Share-Based Payment”, which revises FASB Statement No. 123, and supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. Statement No. 123(R) will require SJI to measure and recognize stock-based compensation expense in its financial statements based on the fair value at the date of grant for its share-based awards, which currently include performance shares containing market and service conditions. Statement No. 123(R) is effective for interim and annual financial statements beginning after January 1, 2006. In accordance with Statement No. 123(R), SJI is required to recognize compensation expense over the requisite service period for: (i) awards granted on, or after, January 1, 2006 and (ii) unvested awards previously granted and outstanding as of January 1, 2006. In addition, SJI can estimate forfeitures over the requisite service period when recognizing compensation expense. These estimates can be adjusted to the extent to which actual forfeitures differ, or are expected to materially differ, from such estimates.

As permitted by Statement No. 123(R), upon adoption, SJI may choose between two transition methods: the modified prospective or modified retrospective method. Under the modified prospective application, this Statement applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Compensation costs for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered based on the grant-date fair value. The modified retrospective application may be applied either (a) to all prior years for which Statement 123 was effective or (b) only to prior interim periods in the year of initial adoption if the required effective date of this Statement does not coincide with the beginning of the entity's fiscal year. Adjustments would be made to financial statements for prior periods to give effect to the fair-value-based method of accounting for awards granted, modified, or settled in cash in fiscal years beginning after December 15, 1994, on a basis consistent with the pro forma disclosures required for those periods by Statement No. 123.

SJI adopted Statement No. 123(R), as amended, on January 1, 2006, using the modified prospective method. The impact of the adoption of Statement No. 123(R) is not expected to materially impact SJI’s consolidated financial statements.

In November 2004, the FASB issued Statement No. 151, “Inventory Costs.” This statement requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage be charged to income as a current period expense rather than capitalized as inventory costs. The effective date of this statement is January 1, 2006; however, we do not expect it to materially impact SJI’s consolidated financial statements.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets,” an amendment to APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” This statement redefines the types of nonmonetary exchanges that require fair value measurement. Statement No. 153 is effective for nonmonetary transactions entered into on and after July 1, 2005. The adoption of this statement had no effect on SJI’s consolidated financial statements.

INCOME TAXES — Deferred income taxes are provided for all significant temporary differences between book and taxable basis of assets and liabilities in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (See Notes 3 & 4). A valuation allowance will be established when it is determined that it is more likely than not that a deferred tax asset will not be realized.

REGULATORY ASSETS & REGULATORY LIABILITIES — Regulatory Assets at December 31, 2005 and 2004, consisted of the following items:

	Years Remaining
	as of	Thousands of Dollars
	Dec. 31, 2005	2005	2004
Environmental Remediation Costs:
(Notes 9 & 13)
Expended — Net	Various	$9,350	$5,281
Liability for Future Expenditures	—	56,717	51,046
Income Taxes — Flowthrough
Depreciation (Note 4)	6	5,663	6,641
Deferred Fuel Costs — Net (Note 9)	Various	21,237	—
ARO-Related Costs (Note 1)	Various	19,986	—
Postretirement Benefit Costs (Note 10)	7	2,646	3,024
Gross Receipts and Franchise Taxes (Note 4)	1	480	924
Societal Benefit Costs (Note 9)	Various	2,691	4,562
Premium for Early Retirement of Debt	Various	1,694	1,672
Other	—	1,019	1,157
Total Regulatory Assets		$121,483	$74,307

All significant regulatory assets were separately identified above and are being recovered through utility rate charges. SJG is currently permitted to recover interest on its Environmental Remediation Costs and Societal Benefit Costs while the other assets are being recovered without a return on investment over the period indicated. Some of the assets reflected within the above caption “Other” are currently being recovered from ratepayers as approved by the BPU (See Note 9). Management believes the remaining deferred costs are probable of recovery from ratepayers through future utility rates.

We monitor over/under collections of gas costs through SJG’s BGSS mechanism. Net undercollected gas costs are classified as a Regulatory Asset and net overcollected gas costs are classified as a Regulatory Liability. Derivative contracts used to hedge our natural gas purchases are recoverable through the BGSS, subject to BPU approval. The offset to the change in fair value of these contracts is recorded as a component of the regulatory asset Deferred Fuel Costs - Net, if we are in a net undercollected position, or as a component of the regulatory liability Deferred Gas Revenues - Net, if we are in a net overcollected position. As of December 31, 2005, benefits related to derivative contracts reduced Deferred Fuel Costs - Net by $0.5 million. As of December 31, 2004, costs related to derivative contracts offset Deferred Gas Revenues - Net by $0.5 million.

Regulatory Liabilities at December 31, 2005 and 2004 consisted of the following items (in thousands):

	2005	2004
Deferred Gas Revenues — Net (Note 9)	$—	$12,334
Excess Plant Removal Costs (Note 1)	48,071	47,345
Overcollected State Taxes	4,025	3,871
Other	1,906	286
Total Regulatory Liabilities	$54,002	$63,836

Deferred Gas Revenues - Net represent SJG’s net overcollected gas costs as previously discussed. Excess Plant Removal Costs represent amounts accrued in excess of actual utility plant removal costs incurred to date, which SJG has an obligation to either expend or return to ratepayers in future periods (See Asset Retirement Costs). All other regulatory liabilities are subject to being returned to ratepayers in future rate proceedings.

CASH AND CASH EQUIVALENTS — For purposes of reporting cash flows, highly liquid investments with original maturities of three months or less are considered cash equivalents.

RECLASSIFICATIONS — SJI reclassified some previously reported amounts to conform with current year classifications. Such reclassifications include the move of $4.8 million of deferred contract revenues previously classified as Other Noncurrent Liabilities to Deferred Contract Revenues, a new caption within current liabilities as of December 31, 2004. SJI determined that certain acquisitions of property and equipment made on account were reflected as cash capital expenditures in the statements of consolidated cash flows, and has reduced cash flows used in investing activities with a corresponding reduction in cash provided by operating activities of approximately $2.5 million and $0.8 million for the years ended December 31, 2004 and 2003, respectively. SJI reclassified amounts previously accrued as liabilities as of December 31, 2004 for the issuance of Restricted Stock Awards to Premium on Common Stock. The reclassification reduced Interest Accrued and Other Current Liabilities and Other Noncurrent Liabilities by $2.0 million and $0.9 million, respectively, with a corresponding increase to Premium on Common Stock for $2.9 million as of December 31, 2004. In 2005, SJI has separately disclosed cash flows attributable to its discontinued operations within the operating section of the statements of consolidated cash flows. In prior periods, these amounts were reported within various other lines of the operating section. In 2005, SJI was required to record an additional minimum liability for its supplemental executive retirement plan with offsetting amounts, net of tax, included in Common Equity within Accumulated Other Comprehensive Loss on the consolidated balance sheets. SJI recorded a similar additional minimum liability identified in 2005, related to 2004, in the amount of $6.9 million, with offsetting amounts of $0.3 million, $2.7 million and $3.9 million recorded in Other Noncurrent Assets, Deferred Income Taxes - Net and Common Equity within Accumulated Other Comprehensive Loss, respectively, on the consolidated balance sheets.

The amounts noted above are considered immaterial to the overall presentation of SJI’s consolidated financial statements.

2. DISCONTINUED OPERATIONS, AFFILIATIONS AND CONTROLLING INTERESTS:

DISCONTINUED OPERATIONS — In 1996, Energy & Minerals, Inc. (EMI), an SJI subsidiary, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary (See Note 13). SJI conducts tests annually to estimate the environmental remediation costs for properties owned by South Jersey Fuel, Inc. (SJF), an EMI subsidiary, from its previously operated fuel oil business. SJI reports the environmental remediation activity related to these properties as discontinued operations.

Summarized operating results of the discontinued operations were (in thousands):

	2005	2004	2003
Loss before Income Taxes:
Sand Mining	$(944)	$(863)	$(705)
Fuel Oil	(84)	(183)	(495)
Other	—	—	(32)
Income Tax Benefits	359	366	458
Loss from Discontinued Operations — Net	$(669)	$(680)	$(774)
Earnings Per Common Share from
Discontinued Operations — Net:
Basic and Diluted	$(0.02)	$(0.03)	$(0.03)

Losses from sand mining are mainly comprised of environmental remediation and product liability litigation associated with Morie’s prior activities. Losses from fuel oil in 2003 are mainly attributable to a property sale.

AFFILIATIONS — SJI and Conectiv Solutions, LLC formed Millennium Account Services, LLC to provide meter reading services in southern New Jersey. SJE and GZA GeoEnvironmental, Inc. formed AirLogics, LLC to market a jointly developed air monitoring system designed to assist companies involved in environmental cleanup activities. We account for our investment in these affiliated companies under the equity method.

CONTROLLING INTERESTS — Marina and DCO Energy, LLC (DCO) formed AC Landfill Energy, LLC (ACLE) to develop and install a 1,400-kilowatt methane-to-electric power generation system at a county-owned landfill in Egg Harbor Township, NJ. Marina owns a 51% interest in ACLE and accounts for ACLE as a consolidated subsidiary. Commercial operation of the plant began in March 2005.

In March 2005, Marina and DCO formed WC Landfill Energy, LLC (WCLE) to develop and install a 3,800 kilowatt methane-to-electric power generation system at a county-owned landfill in White Township, NJ. Marina owns a 51% interest in WCLE and accounts for WCLE as a consolidated subsidiary. Commercial operation of the plant is targeted to begin in the summer of 2006.

3. INCOME TAXES:

SJI files a consolidated federal income tax return. State income tax returns are filed on a separate company basis in states where SJI has operations and/or a requirement to file. Total income taxes applicable to operations differ from the tax that would have resulted by applying the statutory Federal Income Tax rate to pre-tax income for the following reasons (in thousands):

	2005	2004	2003
Tax at Statutory Rate	$28,824	$25,218	$20,352
Increase (Decrease) Resulting from:
State Income Taxes	5,497	4,383	3,659
ESOP	(783)	(766)	(723)
Amortization of Investment
Tax Credits (Note 4)	(334)	(342)	(347)
Amortization of Flowthrough
Depreciation (Note 4)	664	664	664
Other — Net	(101)	(78)	(9)
Income Taxes:
Continuing Operations	33,767	29,079	23,596
Discontinued Operations	(359)	(366)	(458)
Cumulative Effect of a Change in Accounting Principle	—	—	(294)
Net Income Taxes	$33,408	$28,713	$22,844

The provision for Income Taxes is comprised of the following (in thousands):
	2005	2004	2003
Current:
Federal	$5,040	$8,270	$12,402
State	3,432	5,879	6,919
Total Current	8,472	14,149	19,321
Deferred:
Federal:
Excess of Tax Depreciation Over
Book Depreciation — Net	5,528	15,548	11,905
Deferred Fuel Costs — Net	17,567	(3,229)	(9,506)
Environmental Costs — Net	970	752	(147)
Alternative Minimum Tax	—	—	2,181
Prepaid Pension	368	2,765	1,499
Deferred Regulatory Costs	(1,156)	(804)	683
Other — Net	(2,673)	(685)	(703)
State:	5,025	925	(1,290)
Total Deferred	25,629	15,272	4,622
Investment Tax Credits	(334)	(342)	(347)
Income Taxes:
Continuing Operations	33,767	29,079	23,596
Discontinued Operations	(359)	(366)	(458)
Cumulative Effect of a Change in Accounting Principle	—	—	(294)
Net Income Taxes	$33,408	$28,713	$22,844

The net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes resulted in the following net deferred tax liabilities (assets) at December 31 (in thousands):

	2005	2004
Current:
Deferred Fuel Costs — Net	$4,098	$—
Derivatives / Unrealized (Loss) Gain	(4,515)	4,518
Other	(1,906)	(210)
Current Deferred Tax (Asset) Liability — Net	$(2,323)	$4,308
Noncurrent:
Book versus Tax Basis of Property	$139,362	$130,788
Deferred Fuel Costs - Net	22,890	2,774
Prepaid Pension	13,227	12,842
Environmental	3,013	1,709
Deferred Regulatory Costs	1,684	3,242
Deferred State Tax	(4,900)	(2,497)
Minimum Pension Liability	(2,602)	(2,919)
Investment Tax Credit Basis Gross-Up	(1,440)	(1,612)
Other	(1,811)	(1,195)
Noncurrent Deferred Tax Liability — Net	$169,423	$143,132

4. FEDERAL AND OTHER REGULATORY TAX ASSETS AND DEFERRED CREDITS:

The primary asset created by adopting FASB Statement No. 109, "Accounting for Income Taxes," was Income Taxes — Flowthrough Depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented excess tax depreciation over book depreciation on utility plant because of temporary differences for which, prior to Statement No. 109, deferred taxes previously were not provided. SJG previously passed these tax benefits through to ratepayers. SJG is recovering the amortization of the regulatory asset through rates over 18 years, which began in December 1994 (See Note 1 - Regulatory Assets & Regulatory Liabilities).

Investment Tax Credits attributable to SJG were deferred and continue to be amortized at the annual rate of 3%, which approximates the life of related assets (See Note 3). SJG deferred $11.8 million resulting from a change in the basis for accruing the Gross Receipts & Franchise Taxes in 1978 and is amortizing it to operations over 30 years beginning that same year. We accelerated this amortization slightly as a result of a subsequent rate making proceeding (See Note 1 - Regulatory Assets & Regulatory Liabilities).

5. PREFERRED STOCK:

REDEEMABLE CUMULATIVE PREFERRED STOCK — On May 2, 2005, SJG redeemed all of its Redeemable Cumulative Preferred 8% Series of preferred stock at its par value of $1.7 million. SJI has 2,500,000 authorized shares of Preference Stock, no par value, which has not been issued. SJI has authorized, registered and reserved for issuance 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Preferred Stock) connected with its Shareholder Rights Plan (See Note 6).

6. COMMON STOCK:

AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES — On March 3, 2005, the Board of Directors authorized an amendment to SJI’s Certificate of Incorporation to increase the authorized number of shares of Common Stock from 20,000,000 shares to 60,000,000 shares. This amendment was approved by a vote of SJI’s shareholders at SJI’s annual meeting of shareholders held on April 21, 2005. The principal purpose of the increase was to permit a two-for-one split of all the issued shares of SJI’s Common Stock, which was completed on June 30, 2005. Share-related information for prior periods is reported on a retroactive basis reflecting the stock split throughout this Report.

The following shares were issued and outstanding at December 31:

	2005	2004	2003
Beginning of Year	27,759,936	26,458,002	24,412,948
New Issues During Year:
Dividend Reinvestment Plan	1,141,590	1,232,602	1,973,462
Employees’ Stock Ownership Plan	—	—	3,022
Stock-Based Compensation Plan	80,914	69,332	68,570
End of Year	28,982,440	27,759,936	26,458,002

We credited the par value ($1.25 per share) of stock issued in 2005, 2004 and 2003 to Common Stock. We credited the net excess over par value of approximately $34.1 million, $26.7 million and $34.9 million, respectively, to Premium on Common Stock.

EARNINGS PER COMMON SHARE — We present basic EPS based on the weighted-average number of common shares outstanding. EPS is presented in accordance with FASB Statement No. 128, “Earnings Per Share,” which establishes standards for computing and presenting basic and diluted EPS. The incremental shares required for inclusion in the denominator for the diluted EPS calculation were 224,331, 213,524 and 199,298 shares for the years ended December 31, 2005, 2004 and 2003, respectively. These shares relate to SJI’s restricted stock as discussed below.

STOCK-BASED COMPENSATION PLAN — Under the Amended and Restated 1997 Stock-Based Compensation Plan that was amended and restated by our Board of Directors and approved by our shareholders on April 21, 2005, no more than 1,000,000 shares in the aggregate may be issued to SJI's officers, non-employee directors and other key employees. The plan will terminate on January 26, 2015, unless terminated earlier by the Board of Directors. No options were granted or outstanding during the years ended December 2005, 2004 and 2003. No stock appreciation rights have been issued under the plan. In 2005, 2004 and 2003, we granted 38,316, 43,798 and 61,620 restricted shares, respectively. These restricted shares vest over 3-year periods and are subject to SJI achieving certain performance targets as compared to a peer group average. Because the award number of shares issued is based on the achievement of certain performance targets, we have accounted for the plan as a variable plan. The annual expense associated with these awards, net of amounts capitalized, was approximately $2.8 million, $2.1 million and $1.0 million in 2005, 2004 and 2003, respectively.

SJI grants annual awards to outside directors which vest over three years. SJI holds shares issued as restricted stock until the attached restrictions lapse. We record the stock's market value on the grant date as compensation expense over the applicable vesting period. The annual expense associated with this plan was $92,854, $82,826 and $80,255 in 2005, 2004 and 2003, respectively.

DIVIDEND REINVESTMENT PLAN (DRP) — Newly issued shares of common stock offered through the DRP are issued directly by SJI. As of December 31, 2005, SJI reserved 1,596,022 shares of authorized, but unissued, common stock for future issuance to the DRP.

SHAREHOLDER RIGHTS PLAN — In 1996, the Board of Directors adopted a shareholder rights plan providing for the distribution of one right for each share of common stock outstanding on and after October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Preferred Stock at an exercise price of $90 (See Note 5). The rights will not be exercisable until after a person or group acquires 10% or more of SJI's common stock and will expire if not exercised or redeemed by September 20, 2006.

7. FINANCIAL INSTRUMENTS:

RESTRICTED INVESTMENTS — In accordance with the terms of ACLE’s loan agreements, we were required to escrow unused proceeds pending approved construction expenditures. As of December 31, 2004, the escrowed proceeds totaled $0.6 million. There were no escrowed proceeds as of December 31, 2005.

SJRG maintains a margin account with a national investment firm to support its risk management activities. As of December 31, 2005 and 2004, the balance of this account was $8.2 million and $13.0 million, respectively, due to changes in the market value of outstanding contracts.

LONG-TERM DEBT — We estimated the fair values of SJI's long-term debt, including current maturities, as of December 31, 2005 and 2004, to be $334.3 million and $350.2 million, respectively. Carrying amounts as of December 31, 2005 and 2004, were $321.4 million and $334.3 million, respectively. We based the estimates on interest rates available to SJI at the end of each year for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

OTHER FINANCIAL INSTRUMENTS — The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 2005 and 2004.

8. SEGMENTS OF BUSINESS:

SJI operates in several different operating segments. Gas Utility Operations (SJG) consists primarily of natural gas distribution to residential, commercial and industrial customers. Wholesale Gas Operations include SJRG’s activities. SJE is involved in both retail gas and retail electric activities. Retail Gas and Other Operations include natural gas acquisition and transportation service business lines. Retail Electric Operations consist of electricity acquisition and transportation to commercial and industrial customers. On-Site Energy Production consists of Marina’s thermal energy facility and other energy-related projects. Appliance Service Operations includes SJESP’s servicing of appliances via the sale of appliance service programs as well as on a time and materials basis, and the installation of residential and small commercial HVAC systems. The appliance service business operated within SJG until September 1, 2004 (See Note 9).

Information about SJI's operations in different operating segments is presented below (in thousands):

	2005	2004	2003
Operating Revenues:
Gas Utility Operations	$587,212	$502,465	$526,846
Wholesale Gas Operations	29,354	18,059	10,560
Retail Gas and Other Operations	207,487	213,786	175,512
Retail Electric Operations	75,779	72,852	14,868
On-Site Energy Production	25,190	20,866	12,736
Appliance Service Operations	14,870	12,733	9,596
Subtotal	939,892	840,761	750,118
Intersegment Sales	(18,910)	(21,685)	(44,922)
Total Operating Revenues	$920,982	$819,076	$705,196

Operating Income:
Gas Utility Operations	$77,676	$70,455	$64,200
Wholesale Gas Operations	11,679	5,400	4,998
Retail Gas and Other Operations	1,511	7,366	5,447
Retail Electric Operations	602	1,612	153
On-Site Energy Production	8,785	5,756	3,122
Appliance Service Operations	2,896	1,780	1,220
General Corporate	(1,365)	(1,630)	(1,297)
Total Operating Income	$101,784	$90,739	$77,843

Depreciation and Amortization:
Gas Utility Operations	$24,717	$25,831	$26,627
Wholesale Gas Operations	15	15	13
Retail Gas and Other Operations	111	113	106
Retail Electric Operations	—	—	—
On-Site Energy Production	1,817	1,680	866
Appliance Service Operations	182	81	—
Discontinued Operations	—	—	28
Total Depreciation and Amortization	$26,842	$27,720	$27,640

Property Additions:
Gas Utility Operations	$74,873	$68,656	$53,238
Wholesale Gas Operations	2	15	6
Retail Gas and Other Operations	151	90	245
Retail Electric Operations	—	—	—
On-Site Energy Production	23,149	5,314	8,137
Appliance Service Operations	315	97	—
Total Property Additions	$98,490	$74,172	$61,626

Identifiable Assets:
Gas Utility Operations	$1,164,576	$1,007,919
Wholesale Gas Operations	122,462	103,689
Retail Gas and Other Operations	50,880	53,880
Retail Electric Operations	7,467	12,580
On-Site Energy Production	105,822	84,616
Appliance Service Operations	13,624	11,640
Discontinued Operations	408	413
Subtotal	1,465,239	1,274,737
Corporate Assets	70,379	46,674
Intersegment Assets	(99,472)	(77,745)
Total Identifiable Assets	$1,436,146	$1,243,666

9. REGULATORY ACTIONS:

BASE RATES — In January 1997, the BPU granted SJG rate relief, which was predicated in part upon a 9.62% rate of return on rate base that included an 11.25% return on common equity. This rate relief provided for the recovery of cost of service, including deferred costs, through base rates.

On July 7, 2004, the BPU granted SJG a base rate increase of $20.0 million, which was predicated in part upon a 7.97% rate of return on rate base that included a 10.0% return on common equity. The increase was effective July 8, 2004, and designed to provide an incremental $8.5 million on an annualized basis to net income. SJG was also permitted recovery of regulatory assets contained in its petition and a reduction in its composite depreciation rate from 2.9% to 2.4%.

As part of the overall settlement effective July 8, 2004, SJG provided customers with an offsetting $38.9 million revenue reduction. This reduction was provided to customers through the reduction and elimination of rates associated with SJG’s various clauses. Under those clauses, costs incurred by SJG were billed to customers on a dollar-for-dollar basis and these reductions do not negatively impact SJG’s net income.

PENDING AUDIT — In 2004, the BPU commenced a competitive services audit and a management audit that included a focused review of SJG’s gas supply and purchasing practices. The BPU is mandated by statute to conduct such audits at predetermined intervals. In February 2006, the audit reports were released by the BPU for comments. The recommendations contained in these audits have no apparent material effect on SJG’s financial statements.

APPLIANCE SERVICE BUSINESS — On July 23, 2004, the BPU approved SJG’s petition and related agreements to transfer its appliance service business from the regulated utility. In anticipation of this transfer, SJI had formed SJESP to perform appliance repair services after BPU approval of the transfer. SJESP purchased certain assets and assumed certain liabilities required to perform such repair services from SJG for the net book value of $1.2 million on September 1, 2004. The agreements also called for SJESP to pay an additional $1.5 million to SJG. This $1.5 million was credited by SJG to customers through the RAC and had no earnings impact on SJG. The $1.5 million is considered an intangible asset by SJESP and is being amortized on a straight-line basis over a 12-year period, which commenced as of the transfer date. The amortization period was based on a study performed by an independent consultant. The study results indicate the benefit period is linked to residential homeowner moving rates, based on U.S. Census Bureau and regional information. The transfer has no effect on the provision of safety-related or emergency-related services to the public since the transferred services include only non-safety related, competitive appliance services.

OTHER REGULATORY MATTERS — Effective January 10, 2000, the BPU approved full unbundling of SJG’s system. This allows all natural gas consumers to select their natural gas commodity supplier. As of December 31, 2005, approximately 9,800 of SJG’s residential customers were purchasing their gas commodity from someone other than SJG. Customers choosing to purchase natural gas from providers other than the utility are charged for the cost of gas by the marketer, not the utility. The resulting decrease in SJG’s revenues is offset by a corresponding decrease in gas costs. While customer choice can reduce utility revenues, it does not negatively affect SJG’s net income or financial condition. The BPU continues to allow for full recovery of prudently incurred natural gas costs through the BGSS. Unbundling did not change the fact that SJG still recovers cost of service, including certain deferred costs, through base rates.

In March 2003, the BPU approved a statewide Universal Service Fund (USF) program through which funds for the USF and Lifeline Credit and Tenants Assistance Programs would be collected from customers of all New Jersey electric and gas utilities. In June 2004, the BPU approved the statewide budget of $113.0 million for all the state’s electric and gas utilities and the increased rates were implemented effective July 1, 2004, resulting in a $3.9 million increase to SJG’s annual USF recoveries. In April 2005, SJG made its annual USF filing, along with the state’s other electric and gas utilities, proposing no rate change to the statewide program. This rate proposal was approved by the BPU in June 2005.

In February 2004, SJG filed notice with the BPU to reduce its gas cost revenues by approximately $5.0 million, via a rate reduction, in addition to providing for a $21.8 million bill credit to customers. Both the rate reduction and bill credit were approved and implemented in March 2004.

In June 2004, SJG made its annual BGSS filing with the BPU requesting a $4.9 million increase in gas cost recoveries. In October 2004, the requested increase was approved on a provisional basis.

In September 2004, SJG filed for a $2.6 million reduction to its annual SBC recovery level. The SBC recovers costs related to BPU-mandated programs, including environmental remediation costs that are recovered through SJG’s RAC; energy efficiency and renewable energy program costs that are recovered through the NJCEP; consumer education program costs; and low income program costs that are recovered through the USF.

In December 2004, the BPU approved the statewide funding of the NJCEP of $745.0 million for the years 2005 through 2008. Of this amount, SJG will be responsible for approximately $25.4 million over the 4-year period. Amounts not yet expended have been included in the Contractual Cash Obligations table included in Note 13.

In February 2005, SJG filed notice with the BPU to provide for an $11.4 million bill credit to customers. The bill credit was implemented in March 2005. In June 2005, SJG made its annual
BGSS filing with the BPU requesting a $17.1 million, or 6.3% increase in gas cost recoveries in response to increasing wholesale gas costs. In August 2005, the BPU approved SJG’s requested increase, effective September 1, 2005.

In October 2005, SJG, along with the three other natural gas distribution companies in New Jersey, filed a petition with the BPU to implement a Pipeline Integrity Management Tracker (Tracker). The purpose of the Tracker is to recover costs to be incurred by SJG as a result of new federal regulations, which are aimed at enhancing public safety and reliability. The regulations require that utilities use a comprehensive analysis to assess, evaluate, repair and validate the integrity of certain transmission lines in the event of a leak or failure. The New Jersey utilities are requesting approval of the Tracker since the new regulations will result in ongoing incremental costs. We anticipate that a large portion of the incremental cost is dependent upon overall assessment results, and therefore cannot be specifically predicted at this time.

In November 2005, SJG made its annual SBC filing, requesting a $6.1 million reduction in annual recoveries.

In November 2005, SJG also filed a BGSS Motion for Emergent Rate Relief in conjunction with the other natural gas utilities in New Jersey. This filing was necessary due to substantial increases in wholesale natural gas prices across the country. SJG requested a $103.2 million increase. In December 2005, the BPU approved an $85.7 million increase to SJG’s rates, effective December 15, 2005.

In November 2005, SJG also made its annual TAC filing, requesting a $1.0 million increase in annual revenues. The increase will recover the cash related to the net TAC deficiency resulting from warmer-than-normal weather for the 2003-2004 winter, partially offset by colder-than-normal weather for the 2004-2005 winter.

In December 2005, SJG made a filing to implement a Conservation and Usage Adjustment (CUA) Clause, on a 5-year pilot basis. The primary purpose of the CUA is to base SJG’s profit margin on its number of customers rather than the amount of natural gas it distributes to its customers. This structure will allow SJG to aggressively promote conservation programs without negatively impacting its financial stability. The proposed CUA would replace SJG’s existing TAC.

Filings and petitions described above are still pending unless otherwise indicated.

10. EMPLOYEE BENEFIT PLANS:

PENSIONS & OTHER POSTRETIREMENT BENEFIT PLANS — SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to the majority of full-time, regular employees upon retirement. Newly hired employees do not qualify for participation in the defined benefit pension plans. New hires are eligible to receive an enhanced version of SJI’s defined contribution plan. Certain SJI officers also participate in a non-funded supplemental executive retirement plan (SERP), a non-qualified defined benefit pension plan. The other postretirement benefit plans provide health care and life insurance benefits to some retirees.

The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." We deferred amounts accrued prior to that authorization and are amortizing them as allowed by the BPU. The unamortized balance of $2.6 million at December 31, 2005 is recoverable in rates. We are amortizing this amount over 15 years, which started January 1998.

Net periodic benefit cost related to the employee and officer pension and other postretirement benefit plans consisted of the following components (in thousands):

	Pension Benefits			Other Postretirement Benefits
	2005	2004	2003	2005	2004	2003
Service Cost	$3,236	$3,041	$2,664	$907	$1,402	$1,551
Interest Cost	6,761	6,289	5,844	2,155	2,412	2,545
Expected Return on Plan Assets	(8,569)	(7,094)	(5,514)	(1,597)	(1,402)	(1,078)
Amortization of Transition Obligation	—	—	72	—	643	772
Amortization of Loss and Other	3,000	2,428	2,216	137	133	396
Net Periodic
Benefit Cost	4,428	4,664	5,282	1,602	3,188	4,186
ERIP Cost	532	814	—	1,415	160	—
Capitalized Benefit Costs	(1,823)	(1,474)	(1,615)	(640)	(991)	(1,294)
Total Net Periodic
Benefit Expense	$3,137	$4,004	$3,667	$2,377	$2,357	$2,892

Capitalized benefit costs reflected in the table above relate to SJG’s construction program.

The ERIP costs reflected in the table above relate to an early retirement plan offered during both 2005 and 2004. Additional monetary incentives not reflected in the table above totaled $0.2 million in 2005 and $0.4 million in 2004, which will be funded outside of SJI’s retirement plans.

A reconciliation of the plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidated balance sheets follows (in thousands):

			Other Postretirement
	Pension Benefits		Benefits
	2005	2004	2005	2004
Change in Benefit Obligations:
Benefit Obligation at Beginning of Year	$119,252	$100,719	$38,484	$44,926
Service Cost	3,236	3,041	907	1,402
Interest Cost	6,761	6,289	2,155	2,412
Plan Amendments	—	492	—	(10,085)
Actuarial Loss and Other	2,771	13,220	3,983	1,580
Retiree Contributions	—	—	299	—
Benefits Paid	(5,340)	(4,509)	(2,437)	(1,751)
Benefit Obligation at End of Year	$126,680	$119,252	$43,391	$38,484

Change in Plan Assets:
Fair Value of Plan Assets at Beginning of Year	$100,524	$83,145	$22,310	$19,095
Actual Return on Plan Assets	7,618	8,411	1,277	1,740
Employer Contributions	5,727	13,477	3,604	3,226
Retiree Contributions	—	—	299	—
Benefits Paid	(5,340)	(4,509)	(2,437)	(1,751)
Fair Value of Plan Assets at End of Year	$108,529	$100,524	$25,053	$22,310

Funded Status:	$(18,151)	$(18,728)	$(18,338)	$(16,174)
Unrecognized Prior Service Cost	2,666	3,273	(3,762)	(4,229)
Unrecognized Net Loss and Other	39,977	39,306	14,790	12,317
Prepaid (Accrued) Net Benefit Cost at End of Year	$24,492	$23,851	$(7,310)	$(8,086)
Amounts Recognized in the Statement of Financial Position Consist of:
Prepaid (Accrued) Benefit Liability	$18,444	$16,885	$(7,310)	$(8,086)
Intangible Asset	135	332	—	—
Accumulated Other Comprehensive Income	5,913	6,634	—	—
Net Amount Recognized at End of Year	$24,492	$23,851	$(7,310)	$(8,086)

The accumulated benefit obligation (AB) of SJI’s qualified employee pension plans at December 31, 2005 and 2004 was $99.7 million and $93.6 million, respectively. The projected benefit obligation and ABO for SJI’s non-funded SERP, which had accumulated benefits in excess of plan assets, were $11.7 million and $11.6 million, respectively, as of December 31, 2005, and $11.8 million and $11.7 million, respectively, as of December 31, 2004. The SERP is reflected in the table above and has no assets.

At December 31, 2005 and 2004, SJI had recorded an additional minium pension obligation of $6.0 million and $6.9 million, respectively, related to the SERP, with a corresponding amount recorded to Accumulated Other Comprehensive Loss.

The net changes included in Accumulated Other Comprehensive Loss due to the increase in the minimum pension obligation related to the SERP were $0.4 million, $(1.1) million and $(1.2) million for the years ended December 31, 2005, 2004 and 2003, respectively.

As of November 2004, SJI has implemented caps on the amount of the premium we pay for all employees eligible for postretirement health care. Since employees are responsible for those costs that exceed the premium caps, we were able to substantially reduce our postretirement benefit costs other than pension from that date forward.

The weighted-average assumptions used to determine benefit obligations at December 31 were:

			Other
			Postretirement
	Pension Benefits		Benefits
	2005	2004	2005	2004
Discount Rate	5.84%	5.75%	5.84%	5.75%
Rate of Compensation Increase	3.60%	3.60%	—	—

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 were:

				Other Postretirement
	Pension Benefits			Benefits
	2005	2004	2003	2005	2004	2003
Discount Rate	5.75%	6.25%	6.75%	5.75%	6.25%	6.75%
Expected Long-Term Return on Plan Assets	8.75%	8.75%	9.00%	7.25%	7.25%	7.50%
Rate of Compensation Increase	3.60%	3.60%	3.60%	—	—	—

The discount rate used to determine the benefit obligations at December 31, 2005, which will be used to determine the net periodic benefit cost for 2006, was based on a portfolio model of high-quality instruments with maturities that match the expected benefit payments under our pension and other postretirement benefit plans. In prior years, SJI used the Moody’s Aa bond index yield at each respective year end. We believe that the new method better reflects the rate at which the benefit obligations could be effectively settled.

The expected long-term return on plan assets was based on return projections prepared by our investment manager using SJI’s current investment mix as described under Plan Assets below.

The assumed health care cost trend rates at December 31 were:

	2005	2004
Post-65 Medical Care Cost Trend Rate Assumed for Next Year	7.5%	6.5%
Pre-65 Medical Care Cost Trend Rate Assumed for Next Year	11.0%	11.0%
Dental Care Cost Trend Rate Assumed for Next Year	7.5%	6.5%
Rate to which Cost Trend Rates are Assumed to Decline (the Ultimate Trend Rate)	5.0%	5.0%
Year that the Rate Reaches the Ultimate Trend Rate	2013	2016

Assumed health care cost trend rates have a significant effect on the amounts reported for SJI’s postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease
Effect on the Total of Service and Interest Cost	$120	$(107)
Effect on Postretirement Benefit Obligation	$1,994	$(1,816)

PLAN ASSETS — SJI’s weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

			Other
			Postretirement
	Pension Benefits		Benefits
	2005	2004	2005	2004
Asset Category:
U.S. Equity Securities	50%	52%	48%	48%
International Equity Securities	15	16	16	16
Fixed Income	35	32	36	36
Total	100%	100%	100%	100%

Based on the investment objectives and risk tolerances stated in SJI’s current pension and other postretirement benefit plans’ investment policy and guidelines, the long-term asset mix target considered appropriate for SJI is within the range of 58% to 68% equity and 32% to 42% fixed-income investments. Historical performance results and future expectations suggest that equities will provide higher total investment returns than fixed-income securities over a long-term investment horizon.

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

FUTURE BENEFIT PAYMENTS — The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the following years (in thousands):

		Other Postretirement
	Pension Benefits	Benefits
2006	$5,937	$2,262
2007	6,028	2,490
2008	6,132	2,636
2009	6,256	2,733
2010	6,369	2,891
2011-2015	35,830	14,537

CONTRIBUTIONS — SJI expects to make no contributions to its pension plan in 2006; however, changes in future investment performance and discount rates may ultimately result in a contribution. SJG has a regulatory obligation to contribute approximately $3.6 million annually to its other postretirement benefit plans’ trusts, less costs incurred directly by the company.

DEFINED CONTRIBUTION PLAN — SJI offers an Employees’ Retirement Savings Plan (Savings Plan) to eligible employees. SJI matches 50% of participants’ contributions up to 6% of base compensation. For newly hired employees who are not eligible for participation in SJI’s defined benefit plan, we match 50% of participants’ contributions up to 8% of base compensation. We also make a year-end contribution of $500 for employees with fewer than 10 years of service and $1,000 for employees with 10 years or more of service. The amount expensed and contributed for the matching provision of the Savings Plan approximated $1.0 million in each of the years 2005, 2004 and 2003.

11. RETAINED EARNINGS:

SJG is restricted as to the amount of cash dividends or other distributions that may be paid on its common stock by an order issued by the BPU in July 2004, that granted SJG an increase in base rates. Per the order, SJG is required to maintain total common equity of no less than $289.0 million. SJG’s total common equity balance was $344.6 million at December 31, 2005.

Restrictions also exist under various loan agreements regarding the amount of cash dividends or other distributions that SJG may pay on its common stock. As of December 31, 2005, SJG’s loan restrictions did not affect the amount that may be distributed from either SJG’s or SJI’s retained earnings.

12. UNUSED LINES OF CREDIT AND COMPENSATING BALANCES:

Bank credit available to SJI totaled $266.0 million at December 31, 2005, of which $151.0 million, inclusive of $3.7 million of letters of credit, was used. Those bank facilities consist of a $100.0 million revolving credit facility that expires in August 2006 and $76.0 million of uncommitted bank lines available to SJG; and a $60.0 million revolving credit facility that expires in August 2007 and $30.0 million of uncommitted bank lines available to SJI. The revolving credit facilities contain certain financial covenants measured on a quarterly basis. SJI and SJG were in compliance with these covenants as of December 31, 2005. Borrowings under these lines of credit are at market rates. The weighted-average borrowing cost, which changes daily, was 4.96% and 3.02% at December 31, 2005 and 2004, respectively. We maintain demand deposits with lending banks on an informal basis and they do not constitute compensating balances.

13. COMMITMENTS AND CONTINGENCIES:

CONTRACTUAL CASH OBLIGATIONS — The following table summarizes our contractual cash obligations and their applicable payment due dates as of December 31, 2005 (in thousands):

Contractual		Up to	Years	Years	More than
Cash Obligations	Total	1 Year	2 & 3	4 & 5	5 Years
Long-Term Debt	$321,430	$2,364	$2,479	$10,235	$306,352
Interest on Long-Term Debt	276,145	19,008	37,527	37,407	182,203
Operating Leases	822	391	316	115	—
Construction Obligations	13,154	13,056	98	—	—
Commodity Supply Purchase Obligations	433,230	221,653	92,370	48,635	70,572
New Jersey Clean Energy Program (Note 9)	20,600	5,600	15,000	—	—
Other Purchase Obligations	5,033	2,183	1,800	1,050	—
Total Contractual Cash Obligations	$1,070,414	$264,255	$149,590	$97,442	$559,127

Expected environmental remediation costs and asset retirement obligations are not included in the table above due to the subjective nature of such costs and timing of anticipated payments. As a result, the total obligation cannot be calculated. As discussed in Note 10, we currently do not expect to make a pension contribution in 2006; however, changes in future investment performance and discount rates may ultimately result in a contribution. Furthermore, future pension contributions beyond 2006 cannot be determined at this time. SJG’s regulatory obligation to contribute $3.6 million annually to its other postretirement benefit plans’ trusts, less costs incurred directly by the company, is not included as the duration is indefinite.

GAS SUPPLY CONTRACTS — SJG, in the normal course of business, has entered into long-term contracts for natural gas supplies, firm transportation and gas storage service. The earliest that any of these contracts expires is March 2006. The transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.4 million per month, recovered on a current basis through the BGSS.

PENDING LITIGATION — SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We accrue liabilities related to these claims when we can determine the amount or range of amounts of probable settlement costs. SJI has been named in, among other actions, certain product liability claims related to our former sand mining subsidiary. Management does not currently anticipate the disposition of any known claims to have a material adverse effect on SJI’s financial position, results of operations or liquidity.

PARENTAL GUARANTEES — As of December 31, 2005, SJI had issued $268.2 million of parental guarantees on behalf of its subsidiaries. Of this total, $213.0 million expire within one year, $7.0 million expire in 2007 and $48.2 million have no expiration date. The vast majority of these guarantees were issued to guarantee payment to third parties with whom our subsidiaries have commodity supply contracts. These contracts contain netting provisions, which permit us to net the ultimate cash payment for monthly buys and sells from/to counterparties. As of December 31, 2005, these guarantees support future firm commitments and $62.2 million of the Accounts Payable recorded on our consolidated balance sheet. As part of our risk management policy, we also require parental guarantees from trading counterparties as applicable. These arrangements are typical in our industry. SJI has also issued several parental guarantees totaling $18.5 million related to Marina’s construction and operating activities.

STANDBY LETTERS OF CREDIT — As of December 31, 2005, SJI provided $46.0 million of standby letters of credit from four commercial banks supporting the variable-rate demand bonds issued through the New Jersey Economic Development Authority to finance Marina’s thermal plant project. The letter of credit agreement contains certain financial covenants measured on a quarterly basis. SJI was in compliance with these covenants as of December 31, 2005.

Also, as of December 31, 2005, SJI has five additional letters of credit outstanding totaling $3.7 million. Two of these letters were posted to different utilities and two more were posted to the PJM Interconnection to enable SJE to market retail electricity. The remaining letter was posted related to ACLE’s construction activity.

ENVIRONMENTAL REMEDIATION COSTS — SJI incurred and recorded costs for environmental cleanup of 12 sites where SJG or its predecessors operated gas manufacturing plants. SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental cleanup of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

SJI successfully entered into settlements with all of its historic comprehensive general liability carriers regarding the environmental remediation expenditures at the SJG sites. Also, SJG purchased a Cleanup Cost Cap Insurance Policy limiting the amount of remediation expenditures that SJG will be required to make at 11 of its sites. This Policy will be in force until 2024 at 10 sites and until 2029 at one site. The future cost estimates discussed hereafter are not reduced by projected insurance recoveries from the Cleanup Cost Cap Insurance Policy. The Policy is limited to an aggregate amount of $50.0 million, of which SJG has recovered $7.5 million through December 31, 2005.

Since the early 1980s, SJI accrued environmental remediation costs of $165.3 million, of which $104.6 million was spent as of December 31, 2005.

The following table details the amounts expended and accrued for SJI’s environmental remediation during the last two years (in thousands):

	2005	2004
Beginning of Year	$54,991	$54,866
Accruals	11,791	5,424
Expenditures	(6,128)	(5,299)
End of Year	$60,654	$54,991

The balances are segregated between current and noncurrent on the consolidated balance sheets under the captions Current Liabilities and Deferred Credits and Other Noncurrent Liabilities.

With the assistance of consulting firms, we estimate that undiscounted future costs to clean up SJG's sites will range from $56.7 million to $206.3 million. Four of SJG’s sites comprise a significant portion of these estimates, ranging from a low of $33.1 million and a high of $125.5 million. SJG recorded the lower end of this range, $56.7 million, as a liability because a single reliable estimation point is not feasible due to the amount of uncertainty involved in the nature of projected remediation efforts and the long period over which remediation efforts will continue. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site-specific requirements. Significant risks surrounding these estimates include unforeseen market price increases for remedial services, property owner acceptance of remedy selection, regulatory approval of selected remedy and remedial investigative findings.

The remediation efforts at SJG’s four most significant sites include the following:

Site 1 - The remedial selection process is underway for this site. Once complete, a remedial action work plan will be submitted to the New Jersey Department of Environmental Protection (NJDEP) for approval. Remaining steps to remediate include remedy selection, regulatory approval and remedy implementation for impacted soil, groundwater, and river sediments as well as acceptance of the selected remedy by affected property owners.

Site 2 - Various remedial investigation and action activities, such as completed and approved interim remedial measures and conceptual remedy selection, are ongoing at this site. Remaining steps to remediate include remedy selection, regulatory approval, and implementation for the remaining impacted soil, groundwater, and stream sediments.

Site 3 - Remedial investigative activities are ongoing at this site. Remaining steps to remediate include completing the remedial investigation of impacted soil and groundwater in preparation for selecting the appropriate action and implementation gaining regulatory and property owner approval of the selected remedy.

Site 4 - The NJDEP has approved the selected remedy to address impacted soil and groundwater at this site. Remaining steps to remediate include bidding, implementation, and ongoing operation and maintenance of the selected remedy.

SJG has two regulatory assets associated with environmental costs (See Note 1). The first asset, Environmental Remediation Cost: Expended — Net, represents what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of Statement No. 71. The BPU allows SJG to recover expenditures through the RAC (See Note 9). The other asset, Environmental Remediation Cost: Liability for Future Expenditures, relates to estimated future expenditures determined under the guidance of FASB Statement No. 5, "Accounting for Contingencies." We recorded this amount, which relates to former manufactured gas plant sites, as a regulatory asset under Statement No. 71 with the corresponding amount reflected on the consolidated balance sheets under Current Liabilities and Deferred Credits and Other Noncurrent Liabilities. The BPU's intent, evidenced by current practice, is to allow SJG to recover the deferred costs over 7-year periods after they are spent. As of December 31, 2005, we reflected SJG's unamortized remediation costs of $9.4 million on the consolidated balance sheet under Regulatory Assets. Since implementing the RAC in 1992, SJG has recovered $45.5 million through rates (See Note 9).

With Morie's sale, EMI assumed responsibility for environmental liabilities estimated between $2.8 million and $8.8 million. The information available on these sites is sufficient only to establish a range of probable liability and no point within the range is more likely than any other. Therefore, EMI has accrued the lower end of the range. Changes in the accrual are included in the statements of consolidated income under Loss from Discontinued Operations — Net.

SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for these sites range from $1.2 million to $4.9 million. We recorded the lower end of this range on the 2005 consolidated balance sheet under Current Liabilities and Deferred Credits and Other Noncurrent Liabilities as of December 31, 2005.

Quarterly Financial Data (Unaudited)
(Summarized quarterly results of SJI's operations, in thousands except for per share amounts)

	2005 Quarter Ended				2004 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31

Operating Revenues	$328,570	$154,039	$156,971	$281,402	$307,610	$136,555	$129,449	$245,462

Expenses:
Cost of Sales	245,116	110,901	122,430	223,049	233,239	99,056	99,448	182,952
Operation and Maintenance Including Fixed Charges	32,868	28,535	28,166	36,448	29,007	29,305	28,091	35,812
Income Taxes	19,114	5,341	1,841	7,471	16,910	2,590	152	9,428
Energy and Other Taxes	5,158	2,117	1,733	3,627	4,872	2,088	1,772	3,267

Total Expenses	302,256	146,894	154,170	270,595	284,028	133,039	129,463	231,459

Other Income and Expense	578	160	132	651	877	404	452	153

Income from Continuing Operations	26,892	7,305	2,933	11,458	24,459	3,920	438	14,156

Discontinued Operations — Net	(144)	(182)	(191)	(152)	(140)	(142)	(184)	(214)

Net Income Applicable to Common Stock	$26,748	$7,123	$2,742	$11,306	$24,319	$3,778	$254	$13,942

Basic Earnings Per Common Share*
(Based on Average Basic Shares Outstanding):
Continuing Operations	$0.97	$0.27	$0.10	$0.40	$0.92	$0.14	$0.02	$0.51
Discontinued Operations — Net	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	—	(0.01)	(0.01)

Basic Earnings Per Common Share	$0.96	$0.26	$0.09	$0.39	$0.91	$0.14	$0.01	$0.50

Average Shares Outstanding — Basic	27,799	27,953	28,244	28,702	26,785	27,460	27,590	27,694

Diluted Earnings Per Common Share*
(Based on Average Diluted Shares Outstanding):
Continuing Operations	$0.97	$0.27	$0.10	$0.40	$0.91	$0.14	$0.02	$0.51
Discontinued Operations — Net	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	—	(0.01)	(0.01)

Diluted Earnings Per Common Share	$0.96	$0.26	$0.09	$0.39	$0.90	$0.14	$0.01	$0.50

Average Shares Outstanding — Diluted	27,999	28,180	28,459	28,932	26,923	27,696	27,829	27,935

*The sum of the quarters for 2005 and 2004 do not equal the year's total due to rounding.
NOTE: Because of the seasonal nature of the business, statements for the 3-month periods are not indicative of the results for a full year.

Market Price of Common Stock and Related Information

Quarter Ended	Market PricePer Share		Dividends Declared	Quarter Ended	Market Price Per Share		Dividends Declared
2005	High	Low	Per Share	2004	High	Low	Per Share

March 31	$29.20	$24.94	$0.2125	March 31	$21.15	$19.68	$0.2025
June 30	$31.50	$26.66	$0.2125	June 30	$22.23	$19.99	$0.2025
September 30	$32.38	$27.52	$0.2125	September 30	$24.00	$21.48	$0.2025
December 31	$30.80	$25.80	$0.2225	December 31	$26.56	$23.11	$0.2125

These quotations are based on the list of composite transactions of the New York Stock Exchange. Our stock is traded on the New York Stock Exchange under the symbol SJI. We have declared and expect to continue to declare regular quarterly cash dividends. As of December 31, 2005, the latest available date, our records indicate that there were 8,077 shareholders.

South Jersey Gas Company Comparative Operating Statistics

	2005	2004	2003	2002	2001

Operating Revenues (Thousands):
Firm Sales —
Residential	$252,150	$182,826	$193,725	$174,252	$201,531
Commercial	88,321	57,826	58,749	52,300	76,416
Industrial	4,428	5,223	5,635	4,512	4,250
Cogeneration & Electric Generation	17,916	9,496	6,513	9,363	7,405
Firm Transportation —
Residential	25,296	42,375	40,067	23,172	11,280
Commercial	14,043	22,142	22,464	15,958	8,423
Industrial	12,999	15,732	11,500	10,065	9,591
Cogeneration & Electric Generation	259	323	49	241	271

Total Firm Revenues	415,412	335,943	338,702	289,863	319,167

Interruptible	1,498	1,641	1,682	1,142	1,485
Interruptible Transportation	1,898	1,462	1,121	1,567	1,268
Off-System	153,637	151,161	176,555	115,714	145,530
Capacity Release & Storage	12,808	10,157	6,686	5,365	5,596
Appliance Service	—	6,362	9,596	8,386	6,136
Other	1,960	2,101	2,099	1,989	2,267
Intercompany Sales	(10,808)	(13,879)	(40,387)	(31,142)	(30,257)

Total Operating Revenues	$576,405	$494,948	$496,054	$392,884	$451,192

Throughput (MMcf):
Firm Sales —
Residential	18,644	14,723	15,843	15,519	17,390
Commercial	7,287	5,198	5,351	5,273	7,544
Industrial	196	187	212	202	248
Cogeneration & Electric Generation	1,669	1,095	777	1,986	1,519
Firm Transportation —
Residential	5,512	9,059	8,774	5,174	2,887
Commercial	5,045	7,394	7,639	5,846	3,789
Industrial	15,492	16,441	15,774	15,292	14,795
Cogeneration & Electric Generation	335	236	27	158	614

Total Firm Throughput	54,180	54,333	54,397	49,450	48,786

Interruptible	114	172	220	198	207
Interruptible Transportation	2,716	2,463	2,247	3,189	2,638
Off-System	14,411	21,294	27,041	29,980	30,117
Capacity Release & Storage	82,490	54,585	41,119	38,048	27,187

Total Throughput	153,911	132,847	125,024	120,865	108,935

Number of Customers at Year End:
Residential	300,652	292,185	283,722	275,979	268,046
Commercial	21,322	20,939	20,405	19,966	19,542
Industrial	450	455	435	429	420

Total Customers	322,424	313,579	304,562	296,374	288,008

Maximum Daily Sendout (MMcf)	424	428	422	344	326

Annual Degree Days	4,777	4,641	4,929	4,380	4,495

South Jersey Industries
Board of Directors

Shirli M. Billings, Ph.D.
Director since 1983, Age 65 2,4,5*,6
President, Billings & Company, New Albany, OH

Charles Biscieglia
Director since 1998, Age 61 3,4,6
Former Chairman, South Jersey Industries

Helen R. Bosley, CFA
Director since 2004, Age 58 1,2
President, Corporate Financial Management, Inc., Yardley, PA

Thomas A. Bracken
Director since 2004, Age 58 1,2
President and CEO, Sun Bancorp. Inc., Vineland, NJ

Keith S. Campbell
Director since 2000, Age 51 3,5,6*
Chairman, Mannington Mills, Salem NJ

W. Cary Edwards
Lead Director since 2005
Director from April 1990 to January 1993 and September 1993 to present, Age 61 2*,3,4,6
Chairman, New Jersey State Commission on Investigation
Senior Attorney, law firm of Edwards & Caldwell, Hawthorne, NJ

Edward J. Graham
Director since 2004, Age 48 3,4*,6
Chairman, President and CEO, South Jersey Industries

Sheila Hartnett-Devlin, CFA
Director since 1999, Age 47 1*,2,5
Senior Investment Manager, Cohen, Klingenstein & Marks, Inc., New York, NY

William J. Hughes
Director since 2001, Age 73 1,5
Of Counsel, law firm of Riker, Danzig, Scherer, Hyland & Perretti, Trenton, NJ; Former Ambassador to Panama and former member of the United States House of Representatives

Herman D. James, Ph.D.
Director since 1990, Age 62 1,2,4,6
Distinguished Professor, Rowan University, Glassboro, NJ

Frederick R. Raring
Director since 1995, Age 68 1,3*,4,5
President, Seashore Supply Company, Ocean City, NJ

1	Audit Committee
2	Compensation/Pension Committee
3	Environmental Committee
4	Executive Committee
5	Nominating Committee
6	Management Development Committee
*	Committee Chair

South Jersey Industries
Officers

Edward J. Graham
Chairman, President and CEO

Jeffrey E. DuBois
Vice President

Richard J. Jackson
Vice President

David A. Kindlick
Vice President and CFO

Michael J. Renna
Vice President

Albert V. Ruggiero
Vice President

Richard J. Walker, Jr., Esq.
Vice President, General Counsel and Secretary

Stephen H. Clark
Treasurer

Jane F. Kelly, Esq.
Assistant Vice President, Assistant Corporate Counsel and Assistant Corporate Secretary

Dividend Reinvestment Plan
SJI’s Dividend Reinvestment Plan provides record shareholders of SJI’s common stock with a way to increase their investment in the company without payment of any brokerage commission or service charge.
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
The price will be 98 percent of the average of the high and low sale prices for SJI’s common stock for each of the last 12 days the common stock was traded prior to the purchase date. The offer and sale of shares under the Plan will be made only through a Prospectus, obtainable by contacting the Shareholder Records Department.

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

Certifications
South Jersey Industries has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2005, filed with the Securities and Exchange Commission, certificates of the company’s Chief Executive Officer and Chief Financial Officer certifying the quality of the company’s public disclosure. The company has also submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the company certifying that he is not aware of any violation by the company of New York Stock Exchange corporate governance listing standards.